Form 20-F
period 2021-02-28
Karooooo Ltd.
filed 2021-06-28
CIK 1828102

As filed with the Securities and Exchange Commission on June 28, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

10 Anson Road #12-14

International Plaza

Singapore 079903

(Address of principal executive office)

Morne Grundlingh

Group Chief Financial Officer

2 Aljunied Ave 1, #06-11,

Framework Building 2,

Singapore 389977

Phone: +65 6255 4151

Email: ir@karooooo.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, no par value per share	KARO	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

30,951,106 shares of Common Stock as of June 28, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.1

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☐    Non-accelerated Filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its

Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐    U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐    Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ANNUAL REPORT

i

INTRODUCTION

For the year ended February 28, 20212, the period end reported on in this annual report, Karooooo Ltd. (“Karooooo” or the “Company”) was a privately owned company fully owned by Isaias (Zak) Jose Calisto (founder and CEO of Cartrack) and Cartrack Holdings Limited (“Cartrack”) was listed as a public company on the Johannesburg Stock Exchange (JSE). Karooooo was a non-operating entity, with its only asset being its ownership of 203,328,943, or 68.1%, of Cartrack’s 298,766,000 shares in issue. Karooooo listed on the Nasdaq on April 1, 2021 in connection with its initial public offering (“IPO”) in the United States. Following the IPO, Karooooo had 21,540,394 shares in issue of which 20,332,894 were founder held shares. By April 21, 2021 Karooooo had bought out all of the minority shareholders of Cartrack pursuant to a scheme of arrangement in South Africa and had delisted Cartrack from the JSE. Karooooo concluded an inward secondary listing on the JSE on this date (April 21, 2021) and issued a further 9,410,712 shares to eligible Cartrack shareholders who elected to reinvest the proceeds of the sale of their Cartrack shares pursuant to the scheme in shares of Karooooo, representing 99% of all minority shareholders bought out by Karooooo. Of the 9,410,712 shares that were issued to eligible Cartrack shareholders, 86,400 are founder-held shares. Transaction costs related to this corporate action and IPO are estimated at ZAR83.7 million.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information contained in this annual report is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States of America (“U.S. GAAP”) which might be material to the financial information herein.

We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information herein.

Our historical consolidated financial statements were prepared to give effect to

(i)	the common control transaction in which Karooooo Ltd. acquired a controlling stake in Cartrack Holdings Limited and
(ii)	the conversion of a shareholder loan from our founder and chief executive officer, Isaias (Zak) Jose Calisto, to Karooooo Ltd. into ordinary shares of Karooooo Ltd., which took place on November 18, 2020.

There is currently no specific guidance on accounting for common control transactions under IFRS as issued by the IASB. In the absence of specific guidance Karooooo Ltd. elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack Holdings Limited were carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.

Subsequent to the Offering described under “The Offering,” we engaged in the Corporate Reorganization described under “Corporate Reorganization” pursuant to which Cartrack Holdings Limited became a wholly-owned subsidiary of Karooooo Ltd.

All references in this annual report to “Group” or “Company” refer to Karooooo Ltd. and its subsidiaries which includes Cartrack Holdings Limited and the operating business of Cartrack.

All references in this annual report to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America, all references to “R”, “rand” and “ZAR” refer to the currency of South Africa and all references to “S$” or “Singapore dollar” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this annual report are in rand. Our fiscal year ends on February 28 or February 29 of each year. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on February 28 or February 29, as applicable, of that calendar year.

THE U.S. INITIAL PUBLIC OFFERING AND NASDAQ AND JSE LISTINGS

Karooooo’s IPO took place on April 1, 2021 when we listed our ordinary shares on the Nasdaq Capital Market, or Nasdaq, under the symbol “KARO” raising USD33.8 million gross cash for general corporate purposes including the growth and expansion of Cartrack, such as research and development. Karooooo issued 1,207,500 shares at an offer price of USD28.00 per share (the “Offering”) which is equivalent to the offer price made to Cartrack shareholders to participate in the reinvestment offer in connection with the scheme of arrangement in South Africa and thus enabled Karooooo to proceed with the IPO in order to meet the requirements to list on the Nasdaq. After the Offering, there were 21,540,394 shares in issue on the Nasdaq (20,332,894 owned by Cartrack founder Zak Calisto and the remainder by public shareholders).

The reinvestment offer (see “Reinvestment” as part of the “Corporate Reorganization” defined below) to Cartrack shareholders was finalized on April 16, 2021 with 99% of the eligible Cartrack shareholders opting to remain invested in Karooooo, highlighting investor confidence in our leadership, business model and investment case. These shareholders received 1 Karooooo share for every 10 Cartrack shares held. Karooooo issued 9,410,712 shares on the JSE (of which 86,400 were issued to the founder) in a transaction exempt from, or not subject to, the registration requirements under the U.S. Securities Act of 1933 (the “Securities Act”).

Karooooo ordinary shares have one vote per share. Karooooo, as listed on the Nasdaq and inward listed on the JSE on April 21, 2021 (the “JSE Listing”), now owns 100% of Cartrack.

The JSE Listing comprises 30,951,106 Karooooo shares (21,540,394 of which are issued on the U.S. shares register and 9,410,712 of which are issued on the SA share register) in the “Software” sector and sub-sector on the Main Board of the JSE. Of the 9,410,712 Karooooo shares on the SA share register, 5,774,312 are public shareholders constituting a 61% free float on the JSE.

CORPORATE REORGANIZATION

Pursuant to the terms of a corporate reorganization that was completed in connection with the U.S. initial public offering, Karooooo , as the majority shareholder of Cartrack, acquired for cash all of the issued ordinary shares held by the minority shareholders of Cartrack as described below, and, as a result, Cartrack became a wholly owned subsidiary of Karooooo.

The Corporate Reorganization was undertaken pursuant to a scheme of arrangement under Section 114(1) (as read with Section 115) of the South African Companies Act (the “Scheme”), whereby Karooooo acquired the ordinary shares from minority shareholders at a price equal to R42.00 per share (the “Scheme Consideration”). The Scheme Consideration was payable in cash upon the operative date of the Scheme, subject to the Reinvestment (as defined below). The Scheme was approved by the shareholders of Cartrack on February 17, 2021, and remained conditional upon, among other things, the Nasdaq approving of the listing of ordinary shares of Karooooo.

Karooooo was listed on the Nasdaq on April 1, 2021. Upon the implementation of the Scheme on April 21, 2021, Cartrack was delisted from the JSE.

Approval for the Corporate Reorganization, to the extent required, had been obtained from the South African Reserve Bank.

We refer to the Corporate Reorganization pursuant to which

(i) Karooooo acquired for cash all of the issued ordinary shares of Cartrack except for those held by Karooooo so that Cartrack becomes a wholly owned subsidiary of Karooooo; and

(ii) the delisting of Cartrack from the JSE;

as our “Corporate Reorganization.”

Our business continues to be conducted through Karooooo and its subsidiaries following the completion of the Corporate Reorganization.

The Reinvestment

In connection with the Scheme, Karooooo permitted the minority shareholders of Cartrack from whom it purchased shares pursuant to the Scheme to elect to use all or a portion of the cash consideration received to subscribe for one ordinary share in Karooooo for every 10 shares held by such shareholder in Cartrack at a price per ordinary share of Karooooo equal to the Scheme Consideration as it pertains to 10 shares of Cartrack (the “Reinvestment”).

Karooooo subsequently issued 9,410,712 ordinary shares in a transaction exempt from, or not subject to, the registration requirements under the U.S. Securities Act, pursuant to the closing of the Reinvestment and the implementation of the Scheme.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include, but are not limited to, the risks described under “Risk Factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;
●	our ability to acquire new subscribers and retain existing subscribers;
●	the effects of a pandemic or widespread outbreak of an illness, such as the novel coronavirus (COVID-19) pandemic;
●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;
●	our ability to adapt to rapid technological change in our industry;
●	our dependence on cellular networks;
●	competition from industry consolidation;
●	market adoption of software-as-a-service (“SaaS”) fleet management platform;
●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;
●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;
●	our dependence on certain key component suppliers and vendors;
●	our ability to maintain or enhance our brand recognition;
●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;
●	the impact and evolving nature of laws and regulations relating to the internet and data privacy;
●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;
●	significant disruption in service on, or security breaches of, our websites or computer systems;
●	dependence on third-party technology and licenses;
●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;
●	economic, social, political and other conditions and developments in South Africa and globally;
●	our ability to access the capital markets in the future; and
●	other risk factors discussed under “Risk Factors”.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the sections entitled “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Karooooo Ltd., including the notes thereto, included elsewhere in this annual report.

Our historical consolidated financial statements were prepared to give effect to (i) the common control transaction in which Karooooo Ltd. acquired a controlling stake in Cartrack Holdings Limited and (ii) the conversion of a shareholder loan from our founder and chief executive officer, Isaias (Zak) Jose Calisto, to Karooooo Ltd. into ordinary shares of Karooooo Ltd., which took place on November 18, 2020. There is currently no specific guidance on accounting for common control transactions under IFRS as issued by the IASB. In the absence of specific guidance Karooooo Ltd. elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack Holdings Limited are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.

Our consolidated financial statements included in this annual report and certain data derived therefrom are presented in South African rand.

Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
Consolidated Statement of Profit and Loss Data:	(U.S.$ thousands(1))	(in R thousands)

Revenue	156,618	2,290,543	1,941,893	1,692,708	18%	15%
Cost of sales	(45,848)	(670,523)	(574,770)	(484,700)	17%	19%
Gross profit	110,771	1,620,020	1,367,123	1,208,008	18%	13%
Other income	148	2,166	1,867	6,279	16%	(70)%
Expected credit losses on financial assets	(5,528)	(80,842)	(54,872)	(45,171)	47%	21%
Operating expenses	(55,712)	(814,782)	(683,196)	(669,197)	19%	2%
Sales and marketing(3)	(16,281)	(238,110)	(177,870)	(177,351)	34%	0%
General and administration(4)	(32,584)	(476,534)	(460,402)	(443,562)	4%	4%
Research and development(5)	(6,847)	(100,138)	(44,924)	(48,284)	123%	(7)%
Operating profit	49,679	726,562	630,922	499,919	15%	26%
Initial public offering costs (“IPO”)	(1,748)	(25,570)	-	-	100%	-
Finance income	298	4,358	2,592	2,749	68%	(6)%
Finance costs	(636)	(9,302)	(16,831)	(31,438)	(45)%	(46)%
Profit before taxation	47,593	696,048	616,683	471,230	13%	31%
Taxation	(13,581)	(198,628)	(173,157)	(110,182)	15%	57%
Profit for the year	34,012	497,420	443,526	361,048	12%	23%

Profit attributable to:
Owners of the parent	21,756	318,183	289,882	236,930	10%	22%
Non-controlling interest	12,256	179,237	153,644	124,118	17%	24%
	34,012	497,420	443,526	361,048	12%	23%

Earnings per share
Basic and diluted earnings per share (US$’s & R’s)	1.07	15.65	14.26	9.15	10%	56%
Adjusted earnings per share (a non-IFRS measure)(2)
Adjusted basic and diluted earnings per share (a non-IFRS measure) (US$’s & R’s)	1.16	16.91	14.26	9.15	19%	56%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)

Adjusted earnings per share, a non-IFRS measure, is defined as earnings per share in accordance with IFRS excluding the impact of once-off, non-recurring expenses relating to the IPO. For the year ended February 28, 2021, IPO costs of R25.6 million were expensed. A reconciliation from earnings per share to Adjusted earnings per share, a non-IFRS measure, is presented in “Earnings per share and Adjusted earnings per share (a non-IFRS measure)” section.

(3)	Sales and marketing expenses now include the costs associated with the provision of motor vehicles to sales staff of R11.9 million for the year ended February 28, 2021. An amount of R13.1 million for the provision of motor vehicles to sales staff was allocated to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the comparative amounts is not material.
(4)	General and administration expenses now exclude the costs associated with the provision of motor vehicles to sales staff and the amortization of capitalized research and development expenditure. An amount of R13.1 million for the provision of motor vehicles to sales staff and R9.2 million for the amortization of capitalized research and development expenditure was allocated to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the comparative amounts is not material.
(5)	Research and development now includes the amortization of capitalized research and development expenditure of R23.0 million for the year ended February 28, 2021. An amount of R9.2 million for the amortization of capitalized research and development expenditure was allocated to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the comparative amounts is not material.

	As at February 28/29			% Change
	2021	2021	2020	2021
Consolidated Statement of Financial Position Data:	(U.S.$ thousands(1))	(in R thousands)

Non-current assets(2)	108,595	1,588,204	1,277,779	24%
Current assets(2)	90,731	1,326,939	567,478	134%
Total assets	199,326	2,915,143	1,845,257	58%
Non-current liabilities	13,567	198,430	213,172	(7)%
Current liabilities	98,070	1,434,267	406,950	252%
Total liabilities	111,637	1,632,697	620,122	163%
Total equity	87,689	1,282,446	1,225,135	5%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Non-current assets for the year ended February 28, 2021 has been adjusted to reflect an inventory reclassification to property plant and equipment resulting in an increase of R 220.9 million in non-current assets and a decrease of R220.9 million in current assets. The group has certain telematic data collection equipment designated for installation in client vehicles which were accounted for as inventory. During the current year, the group revised the classification of the telematic data collection equipment to property, plant and equipment, since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to the comparative amounts is not material.

Key Business and Financial Metrics:	As at February 28/29			% Change
	2021	2020	2019	2021	2020
Subscribers (as of end of period) (1)	1,306,000	1,126,515	960,798	16%	17%

(1)	We define the number of subscribers at the end of any particular period as the total number of vehicles or other assets using our platform at the end of such period.

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
Key Business and Financial Metrics:	(U.S.$ thousands(1))	(in R thousands)

Subscription Revenue (2)	151,044	2,209,017	1,887,717	1,520,540	17%	24%
Annualized Recurring Revenue (a non-IFRS measure) (3)	162,537	2,377,108	2,021,880	1,674,522	18%	21%
Profit for the period	34,012	497,420	443,526	361,048	12%	23%
Adjusted EBITDA (a non-IFRS measure) (4)	77,108	1,127,700	937,485	738,434	20%	27%
Net cash generated from operating activities	64,127	937,851	901,224	472,258	4%	91%
Free cash flow (a non-IFRS measure) (5)	31,440	459,815	512,501	50,197	(10)%	921%
Net cash generated from operating activities as a percentage of revenue	41%	41%	46%	28%	(11)%	64%
Free cash flow margin (a non-IFRS measure)	20%	20%	26%	3%	(23)%	767%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Represents revenue from the sale of subscriptions to our SaaS platform.
(3)	We define ARR, a non-IFRS measure, as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by 12. ARR presented here is based on subscription revenue in the last month of each fiscal period.
(4)

We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income plus finance costs, taxation, depreciation and amortization, and corporate expenses of Karooooo Ltd. relating to audit fees, computer expenses, subscription fees, bank charges, custody fees, legal and professional fees, loan arrangement fees, certain withholding taxes, exchange losses and any corporate action/IPO costs. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

(5)	We define free cash flow,a non-IFRS measure, as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue. In addition to our results determined in accordance with IFRS, we believe free cash flow and free cash flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. We believe that free cash flow and free cash flow margin are useful indicators of liquidity and the ability of the Company to turn revenues into free cash flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of free cash flow and free cash flow margin to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Reconciliation of profit for the period to Adjusted EBITDA (a non-IFRS measure)

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands(1))	(in R thousands)
Profit for the year	34,012	497,420	443,526	361,048	12%	23%
Less: Finance income	(298)	(4,358)	(2,592)	(2,749)	68%	(6)%
Add: Finance costs	636	9,302	16,831	31,438	(45)%	(46)%
Add: Taxation	13,581	198,628	173,157	110,182	15%	57%
Add: Depreciation of property, plant and equipment and amortization of intangible assets	27,268	398,792	295,762	238,515	35%	24%
Add: IPO costs	1,748	25,570	-	-	100%	-
Add: Corporate (2)	160	2,346	10,801	-	(78)%	100%
Adjusted EBITDA (a non-IFRS measure)	77,108	1,127,700	937,485	738,434	20%	27%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We define Corporate as the corporate expenses of Karooooo Ltd. which include audit fees, computer expenses, subscription fees, bank charges, custody fees, legal and professional fees, loan arrangement fees and exchange losses.

Reconciliation of net cash generated from operations to free cash flow (a non-IFRS measure)

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands (1))	(in R thousands)
Net cash generated from operating activities	64,127	937,851	901,224	472,258	4%	91%
Less: purchase of property, plant and equipment	(32,686)	(478,036)	(388,723)	(422,061)	23%	(8)%
Free cash flow (a non-IFRS measure)	31,440	459,815	512,501	50,197	(10)%	921%
Net cash generated from operating activities as a percentage of revenue	41%	41%	46%	28%
Less: purchase of property, plant and equipment as a percentage of revenue	(21)%	(21)%	(20)%	(25)%
Free cash flow margin (a non-IFRS measure)	20%	20%	26%	3%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Earnings per share and Adjusted earnings per share (a non-IFRS measure)

We have included Adjusted earnings per share in this annual report because it provides a useful measure for period-to-period comparisons of our core business by excluding the IPO-related costs incurred during the year ended February 28, 2021.

RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE TO ADJUSTED EARNINGS PER SHARE
(A NON-IFRS MEASURE)

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands(1))	(in R’s and R thousands)
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Basic and diluted earnings per share (US$’s & R’s)
Basic and diluted earnings per share (US$’s & R’s)	1.07	15.65	14.26	9.15	10%	56%
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333	-	-
	20,333	20,333	20,333	20,333	-	-
Basic earnings
Profit attributable to ordinary shareholders	21,756	318,183	289,882	236,930	10%	22%
Less: Profit arising prior to the incorporation of Karooooo on 19 May 2018 (2)	-	-	-	(50,836)
Profit attributable to ordinary shareholders	21,756	318,183	289,882	186,094	10%	56%

Adjusted basic and diluted earnings per share (a non-IFRS measure)
The calculation of Adjusted basic and diluted earnings per share has been based on the Adjusted profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Adjusted basic and diluted earnings per share (a non-IFRS measure)
Adjusted basic and diluted earnings per share (a non-IFRS measure) (US$’s & R’s)	1.16	16.91	14.26	9.15	19%	56%
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333	-	-
	20,333	20,333	20,333	20,333	-	-
Reconciliation between basic earnings and Adjusted earnings (a non-IFRS measure)
Basic earnings	21,756	318,183	289,882	186,094	10%	56%
Adjust for
IPO costs	1,748	25,570	-	-	100%	-
Tax effect on above	-	-	-	-	-	-
Adjusted earnings attributable to ordinary shareholders (a non-IFRS measure)	23,504	343,753	289,882	186,094	19%	56%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	No earnings per share is presented for the profit arising for the period before Karooooo’s incorporation on 19 May 2018 as the legal structure did not exist.

Headline earnings per share (HEPS) (a non-IFRS measure)

The inclusion of HEPS, a non-IFRS measure, in this annual report is a requirement of our inward listing on the JSE. Basic and diluted HEPS is calculated using profit attributable to ordinary shareholders which has been determined based on IFRS. Accordingly, this may differ from the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework. Basic or diluted HEPS is calculated using IFRS profit adjusted for the (profit)/loss on sale of property, plant and equipment divided by the weighted average number of ordinary shares in issue. We have provided a reconciliation between our profit used to calculate basic and diluted earnings per share and headline earnings used to calculate HEPS and have included the weighted average number of shares in issue for the period.

RECONCILIATION OF BASIC AND DILUTED HEADLINE TO ADJUSTED HEADLINE EARNINGS PER SHARE
(A NON-IFRS MEASURE)

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands(1))	(in R’s and R thousands)
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Basic and diluted earnings per share
Basic and diluted earnings per share (US$’s & R’s)	1.07	15.65	14.26	9.15	10%	56%
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333	-	-
	20,333	20,333	20,333	20,333	-	-
Basic earnings
Profit attributable to ordinary shareholders	21,756	318,183	289,882	236,930	10%	22%
Less: Profit arising prior to the incorporation of Karooooo on 19 May 2018 (2)		-	-	(50,836)
Profit attributable to ordinary shareholders	21,756	318,183	289,882	186,094	10%	56%

Headline earnings per share (a non-IFRS measure)

The calculation of headline earnings per share, a non-IFRS measure, has been based on the profit attributable to ordinary shareholders computed in terms of SAICA circular 1/2019 and the weighted average number of ordinary shares in issue as determined above in basic earnings per share section.

Headline earnings per share (a non-IFRS measure)
Headline earnings per share (a non-IFRS measure) (US$’s & R’s)	1.07	15.61	14.23	9.07	10%	57%
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333	-	-
	20,333	20,333	20,333	20,333	-	-
Reconciliation between basic earnings and headline earnings (a non-IFRS measure)
Basic earnings	21,756	318,183	289,882	186,094	10%	56%
Adjust for
(Profit) / loss on disposal of property, plant and equipment	(81)	(1,191)	(748)	(2,357)	59%	(68)%
Tax effect on above	23	333	209	660	59%	(68)%
Headline earnings attributable to ordinary shareholders (a non-IFRS measure)	21,697	317,325	289,343	184,397	10%	57%

Adjusted headline earnings per share (a non-IFRS measure)
Adjusted headline earnings per share (a non-IFRS measure) (US$’s & R’s)	1.15	16.86	14.23	9.07	18%	57%
Weighted average number of ordinary shares in issue at period end (000’s)	20,333	20,333	20,333	20,333	-	-
	20,333	20,333	20,333	20,333	-	-
Reconciliation between Adjusted earnings (a non-IFRS measure) and Adjusted headline earnings (a non-IFRS measure)
Adjusted earnings (a non-IFRS measure)	23,504	343,753	289,882	186,094	19%	56%
Adjust for
(Profit) / loss on disposal of property, plant and equipment	(81)	(1,191)	(748)	(2,357)	59%	(68)%
Tax effect on above	23	333	209	660	59%	(68)%
Adjusted headline earnings attributable to ordinary shareholders (a non-IFRS measure)	23,446	342,895	289,343	184,397	19%	57%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	No earnings per share is presented for the profit arising for the period before Karooooo’s incorporation on 19 May 2018 as the legal structure did not exist.

B.	CAPITALIZATION AND INDEBTNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this annual report before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us, or which we currently deem immaterial, may also adversely affect our business, financial condition or results of operations. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements”. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this annual report.

A summary of the risk factors is followed by a detailed description of each risk factor.

RISK FACTOR SUMMARY3

Risks Relating to Our Business and Operations

●	We may not be able to add new subscribers, which could have a material adverse effect on our ability to grow our business and increase revenue.

●	We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.

●	The effects of a pandemic or widespread outbreak of an illness, such as the novel coronavirus (COVID-19) pandemic, could have a material adverse effect on our business, financial condition and results of operations.

●	Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.

●	Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

●	The market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

●	An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our SaaS platform, which could have a material adverse effect on our revenue.

●	Our dependence on various lead generation programs could adversely affect our operating results if we need to pay more for such programs or we are unable to attract new customers at the same rate.

●	If we are unable to successfully convert customer sales leads into customers on a cost-effective basis, our revenue and results of operations would be adversely affected.

Risks Relating to Our Reliance on Third Parties

●	The conduct of security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.

●	We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply of components could impair our production capacity and affect hardware manufacturing output adversely affecting distribution.

Risks Relating to Our Growth Strategy

●	We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

●	We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

●	Investments into our SaaS platform and technology infrastructure may not yield the desired results.

●	If we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

●	Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity

●	Evolving regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

●	Any significant disruption in service on our SaaS platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

●	Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.

Risks Related to Legal Proceedings

●	We may incur material losses and costs as a result of lawsuits or claims that may be brought against us which are related to product liability, warranty, product recalls, client service interruptions or other matters, and any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

Risks Relating to Our Operations in South Africa and Other Emerging Markets

●	We conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

Risks Relating to Investments in Singapore Companies

●	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Risks Relating to Our Ordinary Shares

●	Our stock price may fluctuate and you could lose a significant part of your investment.

●	As a foreign private issuer and “controlled company” within the meaning of the Nasdaq rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

●	We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes Oxley Act of 2002 (“SOX”) and if we fail, for any reason, to effectively or efficiently implement new internal control procedures for compliance with Section 404 of SOX, such failure could materially and adversely affect our business, results of operations and financial condition.

RISK FACTORS

Risks Relating to Our Business and Operations

We may not be able to add new customers and retain existing customers, which could have a material adverse effect on our ability to grow our business and increase revenue.

We market and sell our mobility data analytics solutions to a wide range of customers, from consumers and sole proprietors to small and medium-sized businesses and large enterprises. To grow our revenue, we must continue to add new customers and subscribers. We intend to increase new subscription sales by increasing penetration in our existing markets and with existing customers, upgrading and enhancing our platform and solutions and by opportunistically entering new markets that represent a potential source of demand. Our success in adding new customers may be tied to a number of factors, including demand for our SaaS platform, the rate of new vehicle sales, the success of our sales and marketing campaigns, our ability to generate leads, our relationships with channel partners, price and service competition, general economic conditions and, in the case of our safety and security services, the real and perceived threat of vehicle theft and discounts offered by insurers for risk mitigation.

Selling to consumers or sole proprietors and small business customers may, in some instances, be more difficult than selling to medium-sized businesses and large enterprise customers. Consumers and sole proprietors and small businesses may have higher default rates, are price sensitive, may be difficult to reach with targeted sales campaigns and may have higher churn rates in part because of the scale of their businesses and the ease of switching solutions.

On the other hand, the typical sales cycle for medium-sized businesses and large enterprises may be longer than that of our consumer and sole proprietor and small business customers. These customers may have more complex business, operational, procurement and integration requirements and their scale may result in less favorable contract terms. Our sales cycle runs from lead generation to the installation of the device. Our typical sales cycle for large enterprises ranges from 3 to 24 months. Medium enterprise sales cycles run between 1 to 8 months with small business and sole proprietor sale cycles running between 1 to 90 days. The consumer sales cycle runs between 1 and 60 days. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. It may be difficult for us to predict the timing of when we will enter into subscription contracts with medium-sized businesses and large enterprises and how quickly such contracts can be implemented. This could make the timing of our revenues uncertain and difficult to predict.

We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.

We generally sell our SaaS platform services pursuant to subscription agreements with an initial minimum term of 36 months. The majority of these agreements provide for automatic renewal on a month-to-month basis thereafter unless the customer elects otherwise. Our customers have no obligation to renew these agreements after the expiration of the initial term or any renewal term. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them or expand our relationship with them and, as a result, our revenue and growth could be materially and adversely affected. Customers may choose to cancel or not renew their subscriptions for a number of reasons, including the belief that our solutions are not required for their personal or business needs or are otherwise not cost-effective, a desire to reduce discretionary spending, a belief that our competitors’ solutions provide better value, or economic downturn in their industries or the geography in which they operate, and customers may not renew their subscriptions when they refresh their fleet with new vehicles. Large enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease. Additionally, our customers may cancel or not renew for reasons entirely out of our control, such as the dissolution of their business or personal financial distress.

Part of our growth strategy is to retain customers and drive margin expansion by providing enhanced and additional software solutions to our existing customers while keeping our costs low. Our ability to provide an advanced software platform to existing customers in a cost-effective manner will depend in significant part on our ability to anticipate industry evolution, practices and standards and to continue to enhance our platform and existing software solutions, such as integration with fuel cards, GPS navigation devices, as well as various third-party software and products manufactured by original equipment manufacturers, or OEMs, or partnership with vehicle insurance providers, or to introduce or acquire new software features on a timely basis to keep pace with technological developments both within our industry and in related industries, including integration with developing technologies and platforms such as artificial intelligence (“AI”), machine learning and big data analytics. However, we may prove unsuccessful either in developing new software features or in expanding the third-party software and products with which our SaaS platform integrates, and such third-party software and products may become incompatible or replace our solutions, and such efforts may not be cost-effective. See “— Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.” In addition, the success of any enhancement or new feature depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or feature. Any new software applications or features we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, better anticipates the innovation and integration opportunities in related industries or implements them in a more cost-effective manner, those competitors may be able to provide more effective or less expensive solutions than ours, which may also negatively affect our ability to retain our existing customers and drive margin expansion.

The effects of a pandemic or widespread outbreak of an illness, such as the novel coronavirus (COVID-19) pandemic, could have a material adverse effect on our business, financial condition and results of operations.

The global spread of the COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. The extent to which the COVID-19 pandemic will impact our business will depend on a number evolving factors, including the duration and spread of the pandemic, actions taken by governmental authorities to restrict certain business operations and social activity, impose travel restrictions or other actions, the impact of the pandemic on economic activity and consumer demand, the ability of our supply chain to deliver in a timely and cost-effective manner, the ability of our employees to operate efficiently and effectively and the continued viability and financial stability of our customers, all of which remain uncertain. In particular, the COVID-19 pandemic could affect our ability to collect payments under our subscription contracts, retain existing customers and increase sales to new customers. The COVID-19 pandemic has resulted in limited capacity to install the in-vehicle internet-of-things or IoT technology as a result of the various regional lockdown restrictions, and we have been unable to deploy recently recruited talent currently stationed in Singapore into the Asia-Pacific region to drive growth. An extended period of global and economic disruption resulting from this pandemic and its effects could have a material adverse effect on our business, financial condition and results of operations. To the extent the COVID-19 pandemic further adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.

The industry in which we compete, and related industries, are characterized by rapid technological change, frequent introductions of new applications and evolving industry standards. In addition to the telematics or fleet management industry, we are subject to changes in the automotive software and technology industry with rapid technological advancement to mobile handsets, multi-functional driver terminals, on-board cameras, advanced driver-assistance systems (“ADAS”) and workflow management software. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as mobile handsets have evolved to include GPS tracking technology, they have become competitors against our solutions. Additionally, ADAS technology, with embedded AI, may have features that are similar to or overlap with our solutions. Furthermore, major gains in fuel efficiency and electronic automobiles may lead to a relative decrease in the demonstrable return on investment of our solutions as perceived by our customers. If we are unable to adapt to rapid technological change, it could have a material adverse effect on our results of operations and our ability to remain competitive.

Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.

Our platform integrates with third-party software and devices to allow our platform to perform key functions. For example, we offer integration with work-flow software products, such as business intelligence software, enterprise resource planning systems, routing and scheduling and freight management logistics billing systems, among others. Although to date this integration has been accomplished using application programming interfaces (“API”), other open software interfaces and simple physical linkages, we cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products as easily or without additional cost. Newer vehicles and devices may be developed which include different ports and do not allow for our platform to be integrated through simple physical linkages. Errors, viruses or bugs may be present in third-party software that our customers use in conjunction with our platform.

Changes to third-party software that our customers use in conjunction with our platform could also render our platform inoperable. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or any defects in, any third-party software could result in increased costs, or in delays in software releases or updates to our platform until such issues have been resolved, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects and could damage our reputation.

Our software solutions rely on cellular (GSM/LTE) and GNSS (including GPS, Glonass, Galileo) or regionally equivalent networks (including QZSS) and any disruption, failure or increase in costs could impede our profitability and harm our financial results.

Two critical links in our current solutions are between telematics devices and GPS or equivalent Global Navigation Satellite Systems (“GNSS”) such as Glonass, Galileo and Quasi-Zenith Satellite System (“QZSS”) and between telematics devices and cellular networks, which allow us to obtain location data and transmit it to our system. Increases in the fees charged by cellular carriers for data transmission or changes in the cellular networks, such as a cellular carrier discontinuing support of the network currently used by our telematics devices, requiring retrofitting of our telematics devices could increase our costs and impact our profitability. We have initiated activities to migrate new installations to the next generation of cellular network compatibility in order to maximize expected useful life of our telematics devices, however, cellular carriers could in the future migrate allotted bandwidth from one network to another. Also, while we have included the ability to store GPS data in our telematics devices in case of temporary cellular network connectivity failure, widespread disruptions or extended failures of the cellular networks would materially and adversely affect our solutions’ functionality and utility and harm our financial results.

GPS-equivalent services like Glonass, Galileo and QZSS are satellite-based positioning systems consisting of a constellation of orbiting satellites. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage and it is not certain that the various government agencies will remain committed to the operation and maintenance of such satellites over a long period. In addition, technologies that rely on GPS or Glonass, Galileo and QZSS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of such satellites and, in turn, our solutions. The GPS satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals, but we cannot assure you that they will not do so in the future. It is also possible that agencies that operate GPS- equivalent services like Glonass, Galileo and QZSS begin to charge users for access. Any such disruption, failure or increase in costs could impede the functionality and/or cost of our solutions which could have a material adverse effect on our financial condition and results of operations.

The 5G market may take longer to materialize than we expect or, if it does materialize rapidly, we may not be able to meet customer expectations and timelines.

Growth of the 5G market and its emerging standards, including the newly defined 5G NR (New Radio) standard, is accelerating. If the market materializes faster than expected, we may have difficulty introducing new solutions in a timely manner to meet customer demands. The 5G market may require us to design hardware that meets certain technical specifications. We may have difficulty meeting such specifications in the expected timelines. 5G markets will develop at different rates and we may encounter challenges to varying degrees in different countries. If are unable to manage challenges related to 5G markets and related opportunities, it could have a material adverse effect on our financial condition and results of operations.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of personnel, office facilities, and the proper functioning of computer, telecommunication and other related systems and operations. We could potentially experience material adverse interruptions to our operations or delivery of services to clients in a disaster recovery scenario.

For example, due to historic levels of relative under-investment in infrastructure, in particular, electricity, the South African government owned power utility, Eskom, has previously implemented electricity rationing and planned blackouts. Although we have made contingent arrangements for use of generators at our various locations, the lack of a proper supply of electricity could have a material adverse effect on our business, financial condition and results of operations.

Even with our disaster recovery arrangements, our services could be interrupted. Our suppliers and customers are also subject to the risk of catastrophic events. In those events, our ability to deliver our services in a timely manner, as well as the demand for our solutions, may be adversely impacted by factors outside our control. If our systems were to fail or be negatively impacted as a result of a natural disaster, pandemic or other catastrophic event, our ability to deliver our services to our customers would be impaired, our reputation could suffer and we could be subject to contractual penalties.

The market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

The market for SaaS fleet management solutions, including tracking and mobility solutions is highly fragmented, consisting of a significant number of vendors, competitive and rapidly changing. Competition in such markets is based primarily on the level of difficulty in installing, using and maintaining solutions, total cost of ownership, product performance, functionality, interoperability, brand and reputation, distribution channels, industries and the financial resources of the vendor. We expect competition in such markets to intensify in the future with the introduction of new technologies and market entrants.

The market for SaaS fleet management solutions is highly competitive. Our growth will depend in part on a combination of the continued growth in the market for these solutions, our ability to increase our market share, and our customers’ continued operation in the regions in which we operate. We compete with a number of companies in each of the geographic markets in which we operate, some of which have established sizable market shares in the relevant markets. We expect competition to intensify in the future with the introduction of new technologies, the use of mobile devices and new market entrants from outside the telematics industry, such as enterprise software vendors or large technology companies expanding into the space. As competition intensifies, we expect that price competition for telematics solutions, including SaaS fleet management solutions will intensify, which could cause our revenues to decline and have a material adverse effect on our results of operations.

For example, mobile service providers and global software platforms, such as Google, provide limited services at lower prices or at no charge, such as basic GPS based mapping, tracking and turn-by-turn navigation that could be expanded or further developed to more directly compete with our SaaS fleet management solutions. In addition, wireless carriers, such as Verizon, offer SaaS fleet management solutions that benefit from the carrier’s scale and cost advantages, which we may be unable to match. Similarly, vehicle OEMs may provide factory embedded or after-market installed devices and effectively compete against us directly or indirectly by partnering with other fleet management service providers. Furthermore, companies such as Google, Amazon and others, have substantially greater financial, technical and marketing resources, relationships with large vendor partners, larger global presence, larger customer bases, longer operating histories, greater brand recognition and more established relationships than we do and may decide to compete in the market for SaaS fleet management and telematics solutions.

Such competition could result in reduced operating margins, increased sales and marketing expenses and the loss of market share, any of which could have a material adverse effect on our results of operations.

Industry consolidation may give our competitors advantages over us, which could result in a loss of customers and/or a reduction in revenue.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in competitors with more compelling service offerings or greater pricing flexibility than we have or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a loss of subscribers and/or a reduction in revenue.

Failure of businesses to adopt SaaS fleet management solutions could reduce the demand for our platform.

We derive, and expect to continue to derive, substantial revenue from the sale of subscriptions to customers choosing our SaaS platform. Widespread acceptance and usage of SaaS fleet management solutions is critical to our future revenue growth and success. If the market for SaaS fleet management solutions fails to grow, or grows more slowly than we currently anticipate, demand for our solutions would be negatively affected.

The market for SaaS fleet management solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for fleet management solutions include:

●	the effectiveness and reliability of the software platforms;

●	fluctuations in fuel and vehicle maintenance costs, which are significant drivers of customer demand for SaaS fleet management solutions;

●	assumptions regarding general mobile workforce inefficiency and the extent to which efficiency can be improved through SaaS fleet management solutions;

●	the level of governmental and regulatory burden on the fields of transportation and occupational health and safety;

●	the price, performance, features, functionality and availability of solutions that compete with ours; and

●	our ability to maintain high levels of customer satisfaction.

Failure of businesses to adopt SaaS fleet management solutions could have a material adverse effect on our business, results of operations and financial condition.

Automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles could adversely affect demand for our solutions.

New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers’ discretionary spending or an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in vehicle production levels or sales of new vehicles in the markets in which we operate could result in a long-term decrease in the overall number of vehicles, and consequently, a decrease in our total addressable market, resulting in reduced demand for our solutions which could have a material adverse effect on our business, results of operations and financial condition.

The automotive industry is also increasingly focused on the development of ADAS technologies, including the utilization of artificial intelligence, with the goal of developing and introducing a commercially viable, fully automated driving experience. There has also been an increase in consumer preferences for mobility on demand (“MoD”) services, such as car and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita and sales of new vehicles. A reduction in the number of vehicles per capita and sales of new vehicles could reduce our addressable market for solutions.

The increase in MoD services has also attracted increased competition from entrants outside the traditional automotive industry. If we do not continue to innovate to develop or acquire new and compelling solutions that capitalize upon new technologies in response to OEM and consumer preferences, this could have a material adverse effect on our results of operations.

An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our SaaS platform, which could have a material adverse effect on our revenue.

Certain OEMs have begun embedding technology similar to our own technology in new vehicles prior to their initial sale, resulting in products and services that may overlap with our SaaS platform. This may preclude us from increasing sales to customers purchasing such vehicles. Our inability to market and sell our solutions to new customers or partner with OEMs to embed our solutions into their devices prior to their initial sale could have a material adverse effect on our ability to grow our subscriber base and increase revenue.

Our dependence on various lead generation programs could adversely affect our operating results if we need to pay more for such programs or we are unable to attract new customers at the same rate.

We use a number of lead generation channels to promote our SaaS platform, along with inside sales and field sales teams. Significant increases in the costs of one or more of our lead generation channels would increase our overall lead generation costs or cause us to choose less expensive and perhaps less effective channels. For example, a portion of our potential customers locate our website through search engines and social media platforms, representing one of the most efficient means for generating cost-effective customer leads. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website or lead pages. In addition, the cost of purchased listings has increased in the past and may continue to increase in the future. Additionally, in regions where we are reliant on inside sales and field sales teams, an increase in labor costs may increase our lead generation costs and cost of customer acquisition. As we add to or change the mix of our lead generation strategies, we may need to expand into channels with significantly higher costs than our current channels, which could have a material adverse effect on our cost of subscriber acquisition and results of operations. If we are unable to maintain effective advertising programs, our ability to attract new customers could be materially and adversely affected, and our advertising and marketing expenses could increase substantially further affecting our results of operations.

If we are unable to successfully convert customer sales leads into customers on a cost-effective basis, our revenue and results of operations would be adversely affected.

We generate substantially all of our revenue from the sale of subscriptions to our SaaS platform. In order to grow, we must continue to efficiently and cost effectively convert customer leads, many of whom have not previously used SaaS fleet management platforms, into customers.

We rely on our inside sales team and our field sales representatives to drive cost-effective conversion of customer leads into customers. To execute our growth plan, we must continue to attract and retain highly qualified inside sales and field sales personnel. We may experience difficulty in hiring, training and retaining highly skilled inside sales and field sales personnel. An inability to convert customer sales leads into customers on a cost-effective basis could have a material adverse effect on our financial condition and results of operations. See “—The loss of one or more of our key management team members or personnel, or our failure to attract, train and retain other highly qualified personnel, could harm our business.”

An actual or perceived reduction in vehicle theft may adversely impact demand for certain of our applications, which could result in a loss of customers and a decline in growth.

Demand for our vehicle tracking and asset recovery solutions is influenced by prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures and improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in our markets decline significantly, or if vehicle owners or insurance companies believe that vehicle theft rates have declined or are expected to decline, demand for some of our SaaS platform applications may decline, which could result in a loss of customers and a decline in growth.

We are subject to the risk of defaults by our customers.

Entering into subscription agreements with customers, particularly consumers and sole proprietors whose credit may not be as strong as our large enterprise clients, exposes us to credit risk in the event of customer defaults, and we may not be paid all amounts due under our subscription agreements. In deciding whether to enter into subscription agreements with prospective customers, we may rely on information furnished by or on behalf of them. We may also rely on representations of those prospective customers as to the accuracy and completeness of that information. The inaccuracy of such information or representations affects our ability to accurately evaluate the credit risk of a customer, and an increase in the default rates of our customers could have a material adverse effect on our business, results of operations and financial condition.

We provide minimum service level commitments to certain of our customers, and our failure to meet them could cause us to issue credits for future subscriptions, which could harm our results of operations.

Certain of our subscription agreements currently, and may in the future, provide minimum service level commitments regarding items such as unit and platform uptime, functionality, platform performance or operational turnaround times. If we are unable to meet the stated service level commitments for these subscribers or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these subscribers with credits for future subscriptions, or provide services at no cost, which could adversely impact our revenue.

Risks Relating to Our Reliance on Third Parties

The conduct of security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.

We work with local law enforcement authorities and licensed security officers to recover our customers’ stolen vehicles. These recovery teams are armed and undergo training on recovery procedures including confrontation measures and the controlled use of force in response to threats, including being the target of gunfire by car theft suspects.

SVR operations in South Africa, which are provided in connection with our services, are conducted under an arm’s length agreement by a third-party service provider, which until August 2020 was 49% owned by Cartrack. On August 31, 2020, we sold our 49% interest in the business to the majority shareholder.

Our agreement requires the service provider to comply with local law and our policies and procedures related to SVR operations.

Since March 1, 2018, less than 0.05% of SVR operations conducted on our behalf have resulted in injury or death, as a result of weapons discharge, with such operations resulting in one fatality and three other injuries for the year ended February 28, 2021. While in each of these incidents local law enforcement authorities determined that the security personnel engaged in the action acted lawfully and in compliance with our policies and procedures, there can be no assurance that a later determination will not find fault on the part of such security personnel.

In light of the nature of SVR operations, future incidents in which force is required are likely to occur. If the security personnel engaged in such SVR operations are found to be at fault in any similar incident in the future, it could result in civil and/or criminal liability for us, including monetary damages or other penalties. Even if we are not found liable, we could suffer reputational harm if we are negatively associated with such incidents. While we have policies and procedures in place governing the use of force by our service provider, there can be no assurance that these policies and procedures, even if followed, would entirely mitigate any resulting reputational harm or civil and/or criminal liability resulting from any incident.

Our financial results are affected directly by the operating results of our licensees and their employees, over whom we do not have direct control.

Our operations in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, which are conducted by independent businesses that are licensees pursuant to franchise agreements with us, comprised 0.2% of our revenue in the year ended February 28, 2021 and 0.4% of our revenue for the year ended February 29, 2020. Our licensees generate revenue in the form of hardware and subscription revenue billed to customers. Accordingly, our financial results depend in part upon the operational and financial success of our licensees. We may have to terminate licensees due to various reasons, including non-payment. Additionally, if licensees fail to renew their license agreements, or if we decide to restructure license agreements in order to induce licensees to renew these agreements, then our revenues may decrease, and profitability from new licensees may be lower than in the past due to reduced royalties and other incentives we may need to provide.

We rely in part on our licensees and the manner in which they operate their locations to develop and promote our business in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe. Although we have developed criteria to evaluate and screen prospective licensees, we cannot be certain that our licensees will have the business acumen or financial resources necessary to operate successful businesses in their franchise areas and local laws may limit our ability to terminate or modify these franchise agreements. Moreover, despite our training, support and monitoring, licensees may not successfully operate in a manner consistent with our standards and requirements or may not hire and train qualified personnel. The failure of our licensees to operate their franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective licensees and could materially adversely affect our business, financial condition or results of operations.

Our licensees and their employees could take actions that could harm our business.

Our licensees are independent businesses and the employees who work for our licensees are not our employees, and we do not exercise control over their day-to-day operations. Our licensees may not operate their businesses in a manner consistent with industry standards or may not attract and retain qualified employees. If licensees were to provide diminished quality of service to customers, engage in fraud, misappropriation, misconduct or negligence or otherwise violate the law, including with respect to any laws relating to sanctions, our brand and reputation may suffer materially, and we may become subject to liability claims based upon such actions of our licensees and their employees.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our licensees, our growth strategies or the ordinary course of our business or our licensees’ business. Other incidents may arise from events that are or may be beyond our control and may damage our brand, such as actions taken (or not taken) by one or more licensees or their employees relating to health, safety, welfare or other matters; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at us or others. Our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us, which may result in a decrease in our revenue, which in turn would materially and adversely affect our business, financial condition and results of operations.

We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply of components could impair our production capacity and affect hardware manufacturing output adversely affecting distribution.

The manufacturing of our core hardware requires advanced production planning, including the purchase of specific components and evaluation of component-related design elements. We currently purchase the latest Global System for Mobile Communications (“GSM”), including Long-Term Evolution (“LTE”), module components of our hardware, semiconductors and other passive components from certain third-party suppliers, and we also source other hardware and devices from third-party suppliers that integrate into our device agnostic SaaS platform. In addition, we currently depend principally on certain third-party suppliers to supply and manufacture components of our hardware for our PC boards and to manufacture our GSM, LTE and GNSS components. These modules and many of the other components used in the manufacture of our devices have extended lead times on orders. We do not have contracts or volume commitments in place with our third-party suppliers but instead place purchase orders on a periodic as-needed basis. These suppliers could, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

For example, we utilize semiconductor chips in certain of the hardware products that we manufacture. Semiconductor chips have been recently subject to an ongoing global supply shortage and our ability to source the components that use semiconductor chips may be adversely affected in the future. Component delivery lead times are expected to increase, which may cause delays in our product production and increase the cost to obtain components with available semiconductor chips.

To the extent this semiconductor chip shortage continues, we may experience delays, increased costs, and an inability to fulfill engineering design changes or customer demand, each of which could adversely impact our results of operations.

While our hardware is designed such that components may be interchanged in case of supply disruptions or unavailability, any interruptions or delays in the supply of components could require us to identify and integrate our manufacturing logistics with an alternate supplier or use a substitute component. If the facilities of one of our contract manufacturers were to suffer a major casualty event, it could take up to three months or longer to replace production capacity. Interruption in the supply of components from our contract manufacturers could impair our production capacity, and further, we may not have recourse against our suppliers through contractual representations, warranties, indemnification provisions or otherwise, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Growth Strategy

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased the number of our full-time employees from 2,776 at February 29, 2020 to 2,999 at February 28, 2021. Our subscription revenue increased from R1,888 million for the year ended February 29, 2020 to R2,209 million for the year ended February 28, 2021 and our total subscribers increased from 1,126,515 at February 29, 2020 to 1,306,000 at February 28, 2021. Our growth has placed, and may continue to place, a significant pressure on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations. Our global organization and workforce requires substantial management effort to maintain. We will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

Cartrack has grown rapidly over the last several years. Companies that grow rapidly can experience significant difficulties as a result of rapid growth. Our primary expansion strategy focuses on organic growth, including increased regional market penetration; however, we may not be able to successfully execute on these aspects of our expansion strategy, which may cause our future growth rate to decline below our recent historical levels, or may prevent us from growing at all.

While we operate in numerous jurisdictions and our software platform and local company websites are designed for ease of localizations, we may find it difficult to localize our local company website and software platform into certain foreign languages, and we may be required to invest significant resources in order to do so into markets in which we do not yet operate. Furthermore, in addition to the expansion of our business into new geographical markets, we are seeking to develop a range of mobility and monitoring solutions in select markets, such as Carzuka, a vehicle buying and selling marketplace. We may not succeed in these efforts or achieve our customer acquisition or other goals. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide our mobility data analytics solutions to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.

In addition, conducting expanded international operations would subject us to new risks. These risks include:

●	localization of our SaaS platform and the specific features and applications, including the addition of foreign languages and adaptation to new local practices and regulatory requirements;

●	lack of experience in other geographic markets;

●	strong local competitors;

●	the cost and burden of complying with, lack of familiarity with, and unexpected changes in, foreign legal and regulatory requirements;

●	difficulties in managing and staffing international operations;

●	fluctuations in currency exchange rates or restrictions on foreign currency;

●	potentially adverse tax consequences, including the complexities of transfer pricing, value-added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

●	dependence on third parties, including commercial partners with whom we do not have extensive experience;

●	increased financial accounting and reporting burdens and complexities;

●	political, social, and economic instability, terrorist attacks, pandemics and security concerns in general; and

●	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Various other factors, such as economic conditions and competition may impede or restrict the growth of our operations. The success of our strategy also depends on our ability to manage our growth effectively, which in turn depends on a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. Even if we are successful in continuing our growth, such growth may not offer the same levels of potential profitability, and we may not be successful in controlling costs relative to revenue. As such, we may not be able to achieve our long-term targets for expense management and profitability. Accordingly, our inability to maintain growth or to effectively manage growth, could have a material adverse effect on our business, financial condition and results of operations.

Investments into our SaaS platform and technology infrastructure may not yield the desired results.

We have developed a scalable and proprietary SaaS platform to facilitate and integrate our business operations, data gathering analysis and online marketing capabilities and have invested significant capital and time into building and updating our SaaS platform and infrastructure. In order to remain competitive, we expect to continue to make significant investments into our technology. However, there is no guarantee that the capital and resources we have invested or will invest in the future will allow us to develop suitable SaaS platform enhancements or software applications or maintain and expand our SaaS platform and technology infrastructure as intended, which could have a material adverse effect on our ability to compete or require us to purchase expensive software solutions from third-party developers.

If our investments in our SaaS platform and technology infrastructure do not yield the desired results, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

We believe that maintaining and enhancing our brand and our reputation are critical to our relationships with our customers and to our ability to attract new customers. We also believe that our brand and reputation will be increasingly important as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

●	the efficacy of our marketing efforts;

●	our ability to continue to offer stable, high-quality, innovative and error- and bug-free applications;

●	our ability to retain existing customers and attract new customers;

●	our ability to maintain high customer service levels and satisfaction;

●	our ability to successfully differentiate our applications from those of our competitors;

●	actions of competitors and other third parties;

●	positive or negative publicity;

●	any misuse or perceived misuse of our applications;

●	interruptions, delays or attacks on our platform or applications; and

●	litigation, legislative or regulatory-related developments.

If our brand promotion activities are not successful, our growth and results of operations may be harmed. Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our applications and could have a material adverse effect on our business, financial condition and results of operations. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.

The loss of one or more of our key management team members or personnel, or our failure to attract, train and retain other highly qualified personnel, could harm our business.

We depend on the continued service and performance of our senior management team, including our founder and Chief Executive Officer, Isaias (Zak) Jose Calisto. In addition, the sales, customer service-driven and research and development focus of our business is vital to our growth plan and the loss of key personnel could disrupt our operations. To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel with appropriate skills. This is particularly the case in Southeast Asia where there is increased competition for qualified personnel with the appropriate language skills. In addition, new hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified employees. If we fail to attract, hire and train new personnel, or fail to retain, focus and motivate our current personnel, it could have a material adverse effect on our business and growth prospects.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our vertically integrated and customer-centric corporate culture has been an important contributor to our success, which we believe fosters innovation, creativity and teamwork among our employees. As we continue to grow, we may have difficulties in maintaining or adapting our culture to sufficiently meet the needs of our future and evolving operations, and we must be able to effectively integrate, develop and motivate a growing number of employees. In addition, our ability to maintain our culture as a listed company in the United States, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Any failure to preserve our culture, particularly if we are unable to preserve our culture across the various markets in which we operate, could also negatively affect our ability to retain and recruit personnel, maintain our performance or execute on our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in dilution to our shareholders, and consume resources that are necessary to sustain our business.

We may in the future acquire complementary platforms, solutions, technologies, or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment, joint venture, alliance or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, solutions, personnel, or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily adapted to be compatible with ours, or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

●	issue additional equity securities that would dilute our shareholders;

●	use cash that we may need in the future to operate our business;

●	lose key personnel of any acquired business;

●	face challenges in successfully integrating, operating and managing acquired businesses and workforce and instilling our culture into new management and staff;

●	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

●	incur large charges or substantial liabilities; or

●	become subject to adverse tax consequences, or substantial depreciation, deferred compensation or other acquisition-related accounting charges.

Any of these risks could harm our business and results of operations.

We have entered, and expect to continue to enter, into collaboration agreements or partnerships and these activities involve risks and uncertainties.

We have entered, and expect to continue to enter, into collaboration agreements with local partners to the extent required pursuant to local laws and regulations in order to penetrate certain geographic regions to effectively grow our business. Entering into collaborations or partnerships involves risks and uncertainties, including the risk that a given partner could fail to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments. Further, since we may not exercise control over our current or future partners, we may not be able to require our partners to take the actions that we believe are necessary to implement our business strategy. Additionally, differences in views among partners may result in delayed decision-making or failure to agree on major issues. If any of these difficulties cause any of our partners to deviate from our business strategy, or if this leads any of our collaborations or partnerships to fail to attract the intended customer base, it could have a material adverse effect on our results of operations.

Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity

Evolving regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. As Internet commerce continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy and data security. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the profitability and viability of Internet-based services, which could harm our business.

Our solutions enable us to collect, manage and store a wide range of data related to fleet management, vehicle location and tracking and other telematics services such as fuel usage, engine temperature, speed and mileage and, in the case of our field service application, includes customer information, job data, schedule and invoice information. A valuable component of our solutions is our ability to analyze this data to present the user with actionable business intelligence. We obtain our data from a variety of sources, including our customers and third-party sources or service providers. We cannot assure you that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including South Africa, Singapore and the European Union, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. Further, such data privacy laws and regulations may be amended in the future. Any failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The current European Union legislation related to data protection is the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018. While we appointed a Data Protection Officer to oversee and supervise our compliance with European data protection regulations and have obtained in certain instances data privacy insurance policies and have taken steps to mitigate the risks of GDPR, we cannot provide any assurance that we are in compliance with all aspects of European data protection regulations, including GDPR. Despite our ongoing efforts to bring practices into compliance, we may not be successful either due to various factors within our control, such as limited financial or human resources, or other factors outside of our control. For example, while we seek to enter into data processing agreements with third-parties with whom we share data, or who share data with us, we may be unable to execute agreements with all such-third parties. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EU member states.

In Singapore, the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) was promulgated into law on November 26, 2013 in South Africa and final regulations were published on December 14, 2018.

The majority of the POPI Act’s provisions commenced on July 1, 2020. The POPI Act allows a transitional period of one year during which responsible parties (known as “data controllers” in some jurisdictions who are entities which collect and hold certain types of personal information relating to individuals and legal entities, including suppliers, customers and employees) will have the opportunity to put measures in place to comply with the law. The provisions of the POPI Act will apply to each of our South African subsidiaries. We have updated and will continue to evaluate our group data protection and security policies, charters, and procedures to assist in maintaining data privacy and data security in line with international practices. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities.

Moreover, if future laws and regulations limit our customers’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our results of operations and financial condition could be harmed. For example, we will have to consider the potential implications of the new privacy law in California, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA creates new rights for consumers and will be widely applicable to businesses (regardless of location) that collect personal information about California residents. The potential effects of this legislation are far reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase the volume of and costs associated data breach litigation. The California Attorney General may also bring enforcement actions under the CCPA resulting in financial penalties for violations.

We also run an insurance agency or broking unit that sells short-term insurance policies and selected vehicle warranty and service plans to our customers. This results in us receiving personally identifiable information with the customer’s consent. This information is increasingly subject to legislation and regulation. This legislation and regulation are generally intended to protect individual privacy and the privacy and security of personal information. We could be adversely affected if government regulations require us to significantly change our business practices with respect to this type of information or if the insurance providers who use our marketplace violate applicable laws and regulations.

Changes in applicable laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, having a material adverse effect on our business, financial condition and results of operations. If there were to be changes to statutory or regulatory requirements, we may be unable to comply fully with or maintain all required licenses and approvals. Regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals. If we do not have all requisite licenses and approvals, or do not comply with applicable statutory and regulatory requirements, the regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us, which could have a material adverse effect on our business, results of operations and financial condition.

We cannot predict whether any proposed legislation or regulatory changes will be adopted, or what impact, if any, such proposals or, if enacted, such laws could have on our business, results of operations and financial condition. If we fail to comply with applicable laws and regulations, we may be subject to investigations, criminal penalties or civil remedies, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to customers. The cost of compliance and the consequences of non-compliance could have a material adverse effect on our business, results of operations and financial condition. In addition, a failure to comply with applicable laws and regulations could have a material adverse effect on our business, results of operations and financial condition by exposing us to negative publicity and reputational damage or by harming our customer or employee relationships.

In most jurisdictions, government regulatory authorities have the power to interpret and amend applicable laws and regulations, and have discretion to grant, renew and revoke the various licenses and approvals we need to conduct our activities. Such authorities may require us to incur substantial costs in order to comply with such laws and regulations. Regulatory statutes are broad in scope and subject to differing interpretation. In some areas of our businesses, we act on the basis of our own or the industry’s interpretations of applicable laws or regulations, which may conflict from jurisdiction to jurisdiction. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities.

Our software platform may contain undetected defects or software errors, which could result in damage to our reputation, market rejection of our products, or adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to access our solutions and platform capabilities at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security-related incidents. We must update our SaaS platform quickly to keep pace with the rapidly changing market including the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new versions. Our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released that are difficult to detect and correct despite third-party testing. Our solutions, including software, may not be free from errors or defects, which could result in damage to our reputation or a material adverse effect on our results of operations.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our solutions and platform capabilities become more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our solutions and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and solutions, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

The operation of our hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our customers by “over-the-air” wireless communication of the updated firmware directly to our customers’ telematics devices. If the firmware does not function as expected and prevents the uploading of updated firmware, it would require direct servicing of the installed on-board computer by trained personnel resulting in significant costs. Variations among communications protocols in the markets in which we operate enhance the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages so that the success of deployment to a small number of telematics devices can be assessed before the installment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.

Our “over-the-air” transmission of firmware updates could permit a third party to disable our customers’ telematics devices or introduce malware into our customers’ telematics devices, which could expose us to customer claims.

“Over-the-air” transmission of our firmware updates potentially provides the opportunity for a third party to modify or disable our customers’ operating systems or introduce malware into our customers’ operating systems. While no such incidents have occurred to date, there can be no assurance that they will not occur in the future. For example, a third party could attempt to introduce software modifications providing incorrect location data and functionality or the deletion of data. Damage to our customers’ telematics devices as a result of such incidents could only be remedied through direct servicing of their installed telematics devices by trained personnel resulting in significant costs, particularly if the incidents were widespread. Moreover, such incidents could expose us to claims by our customers under various theories of liability, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware or with our customers’ telematics devices during such processes could have a material adverse effect our business, financial condition and results of operations.

Any significant disruption in service on our SaaS platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

Our brand, reputation, and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our service and our customers’ ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could limit our customers’ ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and results of operations, including reducing our revenue, causing us to issue credits to customers, subjecting us to potential liability, harming our churn rates, or increasing our cost of acquiring new customers.

We host our solutions and serve all of our customers from our network servers, which are principally located at third-party data center facilities in South Africa, Singapore, the Netherlands and United Arab Emirates. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Problems faced by our third-party data centers, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Our disaster recovery systems are located at our third-party hosting facilities. While we are increasing redundancy, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we would experience interruptions in access to our solutions. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services might reduce our revenue, cause us to issue credits or refunds to customers, subject us to potential liability, or harm our customer retention rate. Compliance with the various data protection laws across nations is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data.

We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our solutions and platform capabilities simultaneously, denial of service attacks, or other security-related incidents. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our solutions and platform capabilities become more complex and our user traffic increases. If our solutions and platform capabilities are unavailable or if our users are unable to access our solutions and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and solutions, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources.

In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.

Use of our solutions involve the storage, transmission and processing of our customers’ proprietary data, including potentially personal or identifying information. We may experience data security breaches or unauthorized disclosures of personal, confidential or proprietary information. Any inability on our part to protect the information security of our SaaS platform or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches and deterring users from using our solutions. Further, unauthorized access to, or security breaches of, our solutions could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, under the GDPR, substantial penalties for failure to comply with the regulations can be imposed, including a fine of up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater. We have incurred and expect to incur significant expenses to prevent security breaches and achieve compliance with all applicable laws and regulations including the GDPR, such as deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.

In addition, our and our third-party vendors’ systems, operations and information technology systems are vulnerable to damage or interruption from human error, physical break-ins, unauthorized access, computer hackers, computer viruses, worms, malicious applications, distributed denial of service attacks, spurious spam attacks, intentional acts of vandalism and similar events. We cannot assure you that our current security methods and measures will effectively counter evolving security risks, prevent future slowdowns or disruptions, protect against extraordinary attacks while addressing the security and privacy requirements of existing and future users. Any physical or electronic break-in or other security breach or compromise of the information handled by us or our service provider may jeopardize the security or integrity of information in our computer systems and networks or those of our customers and cause significant interruptions in our and our customers’ operations. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor, such measures cannot provide absolute security. It is also possible that, despite existing safeguards, our personnel could misappropriate our customers’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Customers and other end-users who rely on our solutions for applications that are integral to their businesses may have a greater sensitivity to security vulnerabilities than customers for software solutions generally. Any such access, breach, or other loss of information could result in legal claims or proceedings, liability under applicable federal or state laws and regulatory penalties. Under certain applicable law, notice of breaches must be made to affected individuals, and for extensive breaches, notice may need to be made to the media or state attorneys general. Such a notice could harm our reputation and our ability to compete. Unauthorized access, loss, or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver results, provide customer assistance, conduct research and development activities, collect, process, and prepare company financial information, and manage the administrative aspects of our business. Further, any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user satisfaction and significant negative effects on our reputation, which could have a material adverse effect on our business.

We rely on third-party encryption and authentication technology to provide secure transmission of confidential information over the Internet, including customer bank account numbers. Advances in technological capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology we use to protect sensitive transaction data. If we are unable to detect and prevent unauthorized use of bank account numbers, our business could suffer. If any such compromise of our security, or the security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations and have a material adverse effect on our reputation or the reputation of our customers.

Our SaaS platform relies on specific third-party software and any inability to license or use such software from third-parties could render our platform inoperable.

We rely on software and other intellectual property licensed from third parties, including mapping software, business intelligence tools and data from third party vendors such as Google, MapIT, Here and Sisense to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and intend to continue using open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by Singaporean, South African or U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. Moreover, we cannot ensure that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could have a material adverse effect on our business.

Although we employ open source software license screening measures, if we were to combine our proprietary software products with open source software in a certain manner we could, under certain open source licenses, be required to release the source code of our proprietary software products. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products.

From time to time, there have been claims challenging the rights in open source software against companies that incorporate it into their products. We and our customers may face claims from third parties claiming infringement of their intellectual property rights for what we believe to be permissive open source software, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation that could be costly to defend, have a negative effect on our business, financial condition and results of operations, and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease the sale or use of the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software, which could require us to devote additional research and development resources, or take other remedial actions.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website, our software platform and systems that rely on open source software.

Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our SaaS platform does not comply with quality standards set forth under our subscription agreements or we breach our obligations under our subscription agreements, our subscribers may assert claims for reduced payments or seek damages from us.

Under our subscription contracts, we typically provide certain representations and warranties to our subscribers, including, among others, that we have not knowingly incorporated any intellectual property which infringes the rights of any third-party, the software being delivered has been developed as per the specifications provided and is free from any patent defects and services will be provided with reasonable care.

In case of any breach of these representations and warranties, we would be required to take certain remedial steps, including: modifying the solution, defending our subscribers in any litigation arising from an intellectual property rights infringement claim by a third-party, providing functionally equivalent replacements to the subscribers, rectifying the defect and indemnifying our subscribers for any direct losses arising from such a breach of representations and warranties.

Such steps may involve significant monetary costs and management time. Any inability to predict our performance and measure our productivity would further compound these risks and expose us to additional liabilities. Our subscribers could seek significant compensation from us for the losses they suffer. Although our subscription agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time-consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our solutions.

An assertion by a third party that we are infringing on its intellectual property could subject us to costly and time- consuming litigation or expensive licenses and our business could be harmed.

The industries in which we operate are characterized by the existence of entities, including leading companies, competitors, patent holding companies and non-practicing entities that hold a large number of patents, copyrights, trademarks and trade secrets. Further, the industries are characterized by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Such entities may assert patent, copyright, trademark or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property. Much of this litigation involves patent holding companies or other adverse patent owners who have no relevant product revenues of their own. We do not have a patent portfolio of our own and even if we did, a patent portfolio may provide little or no deterrence to such patent holding companies or non-practicing entities.

Legal proceedings involving intellectual property rights are highly uncertain, and can involve complex legal and scientific questions. We cannot assure you that we will prevail in any current or future intellectual property infringement or other litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. Insurance may not cover or be insufficient for any such claim. In addition, we could be obligated to indemnify our customers against third parties’ claims of intellectual property infringement based on our solutions. If our solutions violate any third-party intellectual property rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and results of operations. Withdrawal of any of our solutions from the market could also harm our business, financial condition and results of operations. Further, we may not have the ability to terminate or amend our supplier contracts in connection with such solutions being withdrawn from the market, nor may we have recourse through representations, warranties, indemnification provisions or otherwise in such supplier contracts.

In addition, we incorporate open source software into our platform. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs, particularly in the United States. The terms of many open source licenses to which we are subject have not been interpreted by U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could have a material adverse effect on our business.

If we are unable to protect our intellectual property and proprietary technologies, our business may be adversely affected.

Our future success and competitive position depend in large part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of trademark, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights, all of which provide only limited protection and may not currently or in the future provide us with a competitive advantage.

We enter into confidentiality agreements with our employees, independent contractors and other individual advisors and enter into confidentiality agreements with licensees and other third parties, including suppliers and partners. We have not entered into invention assignment agreements with licensees and third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurances can be given that these agreements effectively prevent access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of confidential or proprietary information. Further, these agreements may not provide adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. In addition, others may independently discover our trade secrets or develop similar technologies and processes, and, in either event we would not be able to assert trade secret rights.

We also rely to a limited extent on trademark and copyright law. We have no patents or patent applications. We cannot make any assurances that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. Intellectual property rights protection is territorial in nature and therefore, successfully obtaining intellectual property rights protection in one jurisdiction may not necessarily provide protection in another jurisdiction. For example, while we have obtained certain registered trademarks in South Africa, Namibia, Nigeria and Tanzania, we have not obtained registered trademarks in all of the jurisdictions in which we operate or plan to operate. Accordingly, we rely primarily on common law or unregistered rights in such jurisdictions, which may not provide the same scope of protection as registered trademarks and may be insufficient for our business. In addition, third-parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names.

We cannot assure you that any patents or trademarks will issue from any future patent or trademark applications, that any patents or trademarks that issue from such applications will give us the protection that we seek, or that any such patents or trademarks will not be challenged, invalidated, or circumvented. Any patents or trademarks that may issue in the future from future patent and trademark applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

Even upon intellectual property rights registration, there is no certainty that our intellectual property rights will provide us with substantial protection or commercial benefit. Despite our efforts to protect our intellectual property, some of our innovations may not be protectable, and our intellectual property rights may offer insufficient protection from competition or unauthorized use, lapse or expire, be challenged, narrowed, invalidated, or misappropriated by third-parties, or be deemed unenforceable or abandoned, which, could have a material adverse effect on our business, financial condition, results of operations and prospects and the legal remedies available to us may not adequately compensate us.

We cannot assure you that the steps we take will be adequate to protect our technologies and intellectual property, any patent and trademark applications will lead to issued patents or registered trademarks, others will not develop or patent similar or superior technologies or solutions, or that our trademarks and other intellectual property will not be challenged, invalidated, or circumvented by others. Furthermore, effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our solutions are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we have taken and will take may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Defending and enforcing our intellectual property rights may result in litigation, which can be costly and divert management attention and resources. Any such litigation may not be successful even if such rights have been infringed, and an adverse decision could limit the scope of such rights. If our efforts to protect our technologies and intellectual property are inadequate, the value of our intangible assets may be diminished and competitors may be able to replicate our solutions and methods of operations. Any of the foregoing events could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Legal Proceedings

We may incur material losses and costs as a result of lawsuits or claims that may be brought against us which are related to product liability, warranty, product recalls, client service interruptions or other matters, and any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

We are exposed to product liability and warranty claims in the normal course of business, in the event that our solutions actually or allegedly fail to perform as expected, or the use of our solutions results, or is alleged to result, in bodily injury and/or property damage. Our safety and security services may be disabled or prove to be ineffective as a result of techniques employed by car thieves or the discovery of technological weaknesses by such persons.

Additionally, we provide asset recovery warranty coverage of up to R1.0 million on certain contracts in the event we fail to recover a stolen vehicle. If our recovery rate for stolen vehicles falls, we may be subject to an increased number of claims. We could experience material warranty costs in the future and incur significant costs to defend ourselves against these claims.

If there were a systematic failure of any of our solutions, we could suffer significant damage to our reputation and any product liability insurance we maintain might not be sufficient to prevent us from suffering a material economic loss. While we carry insurance and maintain reserves for product liability claims, we have not established a liability reserve under these warranties. Our insurance coverage may be inadequate if such claims do arise, and any defense costs and liability not covered by insurance could have a material adverse impact on our financial condition, results of operations or cash flow. A future claim could involve the imposition of punitive damages, the award of which, pursuant to local laws, may not be covered by insurance. In addition, warranty and certain other claims are not typically covered by insurance. Any product liability or warranty issues may adversely impact our reputation as a manufacturer of high-quality, effective and safe solutions and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, we have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients or vendors in connection with commercial disputes or employment claims made by our current or former employees. Internal fraud, which may include the stealing and dissemination of client personally identifiable information, may also create significant client distrust and result in litigation against us. Actions taken by security officers involved in SVR operations as part of our services may also result in legal proceedings and claims which could then result in reputational harm to us or criminal and/or civil liability, including monetary damages or other penalties. See “Risk Factors—Risks Relating to Our Reliance on Third Parties—The conduct of security officers engaged in SVR operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.”

We are unable to predict the outcome of such legal proceedings. Such proceedings might result in substantial costs, regardless of the outcome, and may divert management’s attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially resulting in a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Our Operations in South Africa and Other Emerging Markets

We conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

We are subject to fluctuations in foreign exchange rates between the South African rand, our reporting currency, and currencies of other countries where we market our solutions or source our raw components, for example the Euro, Mozambican metical, the Singapore dollar and Polish zloty. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in South African rand, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, translation risks arise where parts of the cost of sales are not denominated in the same currency of such sales. The U.S. dollar/South African rand exchange rates have historically been volatile and we expect this volatility to continue. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could negatively impact the prices at which the ordinary shares trade and have a material adverse effect on our business, financial condition, results of operations and prospects.

Exchange controls may restrict the ability of our subsidiaries to convert or transfer sums in foreign currencies.

Our ability to generate operating cash flows at the holding company level depends on the ability of our subsidiaries, including Cartrack, to upstream funds. In particular, companies operating in South Africa are subject to exchange control limitations. Exchange controls in South Africa are administered by the South African Reserve Bank (“SARB”) pursuant to the Exchange Control Regulations, 1961, as amended, which regulates transactions between South African residents and non-residents. While exchange controls have been relaxed in recent years and may continue to be relaxed, South African companies remain subject to restrictions on their ability to export capital outside of the Common Monetary Area, which includes South Africa, Namibia, Lesotho and Eswatini. In addition, as the cash flows of certain countries are highly dependent on the export of certain raw materials, the ability to convert such currencies can be limited by the timing of payments for such exports, which may require us to organize our currency conversions around such constraints. These restrictions may affect the manner in which we finance our transactions outside South Africa and the geographic distribution of our debt.

We can offer no assurance that additional restrictions on currency exchange will not be implemented in the future or that these restrictions will not limit the ability of our subsidiaries to transfer cash to us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The markets in which we operate are exposed to high inflation and interest rates which could increase our operating costs and thereby reduce our profitability.

The economies of countries in which we operate, including South Africa, Mozambique, Tanzania, Kenya and Nigeria in the past have been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our costs in such regions and decrease our operating margins. In particular, the inflation rate in South Africa, where we have significant operations, is relatively high compared to developed, industrialized countries. As of February 2021, the annual CPI stood at 2.9% compared to 4.6% in February 2020 and 4.1% in February 2019. Inflation in South Africa generally results in an increase in our operational costs in rand. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could have a material adverse effect on our business, financial condition and results of operations.

Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in certain countries in which we operate.

The laws and regulations which we are subject to, such as U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations in the jurisdictions which we operate, are complex and the regulatory and political regimes under which we operate are volatile. Our failure to comply with the relevant laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions, including those not specifically related to our industry. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act (the “FCPA”), export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act (the “Bribery Act”) has been enacted and came into effect on July 1, 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non- exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption.

Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities, such as Zimbabwe, a country in which we conduct business.

Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, and have trained our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, and that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local strategic partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could have a material adverse effect on our reputation, business, results of operations and financial condition.

Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future. Additionally, our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and results of operations. Regulatory restrictions could impair our access to technologies needed to improve our solutions and may also limit or reduce the demand for our solutions in certain geographic regions.

Furthermore, we currently sell regulated insurance products in South Africa through an authorized Financial Services Provider (“FSP”) that is a wholly owned subsidiary of ours. FSPs are subject to a variety of regulations, including the Financial Advisory and Intermediary Services Act, No. 37 of 2002. We may from time to time face challenges resulting from changes in applicable law and regulations in South Africa, or changes in approach to oversight of our business from insurance or other regulators in South Africa.

Additionally, we have to comply with the South African anti-corruption law, the Prevention and Combating of Corrupt Activities Act, No. 12 of 2004, as amended (“PRECCA”). This law prohibits public and private bribery and criminalizes various categories of corrupt activities. PRECCA also contains a reporting obligation to authorities of known or suspected corrupt activities which is triggered when the value of any known or suspected acts of corruption exceeds R100,000. Failure to report said corrupt activities is a criminal offense under PRECCA and imposes significant penalties on those convicted of corrupt activities. Regulation 43 of the South African Companies Act No. 71 of 2008 (“South African Companies Act”) also contains a number of anti-corruption compliance obligations that we must adhere to.

Although we have policies and procedures in place to comply with financial crime regulation, these policies and procedures may not prevent all situations of money laundering, bribery, fraud or corruption, including actions by our employees, for which we might be held responsible. Any such event may have severe consequences, including sanctions, fines and reputational consequences, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Operating in emerging markets, such as South Africa, subjects us to greater political, economic and market risks than those we would face if we only operated in more developed markets, which could increase our operating costs.

For the year ended February 28, 2021, 73% of our revenue was derived from South Africa. Emerging markets, including South Africa, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

●	the strength of emerging market economies;

●	fluctuations in interest rates;

●	political and economic instability, including higher rates of inflation and currency fluctuations;

●	high levels of crime and unemployment;

●	higher levels of corruption, including bribery of public officials;

●	loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;

●	a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;

●	potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, taxation and other laws or policies affecting foreign trade or investment;

●	restrictions on the right to convert or repatriate currency or export assets;

●	introduction or changes to indigenization and empowerment programs;

●	logistical and communications challenges;

●	difficulties in staffing and managing operations and ensuring the safety of our employees;

●	greater risk of uncollectible accounts and longer collection cycles; and

●	future downgrades of the debt ratings of the countries in which we operate, particularly in South Africa, where the three major rating agencies have all downgraded South Africa’s sovereign debt credit rating below investment-grade status;

If we are unable to effectively manage these risks, it could have a material adverse effect on our business, financial condition and results of operations.

We have operations in other African and Asian countries, and governments in Africa and Asia have in the past intervened in the economies of their respective countries and occasionally made significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls, limits on imports and arbitrary interference with private ownership of contract rights. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rate and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. In the future, the level of intervention by African and Asian governments may continue to increase. It is difficult to predict the future political, economic and market environment in these countries, and these or other measures could have a material adverse effect on the economy of the countries in which we operate and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

We face the risk of disruption from labor disputes and changes to labor laws, which could result in significant additional operating costs or alter our relationship with our employees.

We are required to comply with extensive labor regulations in each of the countries in which we have employees, including with respect to wages, social security benefits and termination payments. In particular, South African laws relating to labor regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, could result in significant costs.

Recent amendments to the labor legislation in South Africa have introduced more stringent requirements in relation to the relationship with employees. For example, under the Labour Relations Amendment Act, No. 66 of 1995 (as amended) (the “LRA”), an employee on a fixed term contract must be permanently employed unless the employer can establish justification for employment on a fixed term basis. The reasons available to an employer for justifying a fixed term contract are limited. Temporary employees are required to be given the same pay and benefits as permanent employees, including pensions and medical insurance coverage. The LRA provides strict penalties for failure to comply with its provisions and in certain instances breach of the legislation amounts to a criminal offense.

Furthermore, the Employment Equity Act, No. 55 of 1998 (as amended) (the “EEA”) creates obligations and administrative requirements in respect of non-discrimination and equity in employment matters. Fines of up to 10% of revenue may be imposed in the event of non-compliance with certain provisions of the EEA.

In addition, future changes to South African legislation and regulations relating to labor may increase our costs or alter our relationship with our employees. Resulting disruptions could have a material adverse effect on our business, results of operations and financial condition.

If we do not achieve applicable black economic empowerment objectives in our South African operations, we risk early termination of certain of our subscription contracts and the loss of the corresponding revenue.

The South African government, through the Broad-Based Black Economic Empowerment Act No, 53 of 2003 (as amended), and the codes of good practice and industry charters published pursuant thereto, has established a legislative framework for the promotion of broad-based black economic empowerment, or “B-BBEE”. Achievement of specified B-BBEE objectives is measured by a scorecard which establishes a weighting for the various objectives of B-BBEE, which include procuring goods and services from black-owned businesses (or from businesses that have earned good B-BBEE scores) and achieving certain levels of black South African employment and management participation, which is then translated to an entity’s “contributor level”. Compliance may affect the ability of a company to secure contracts in the public and private sectors in South Africa. We have four customers which require us to maintain specific/specified B-BBEE contributor levels as measured under the Amended Broad-Based Black Economic Empowerment Information and Communication Technology Sector Code. We currently maintain a level 8 B-BBEE contributor level. Customers with such requirements collectively represented 0.4% of our total revenue for the year ended February 28, 2021.

Failing to achieve or maintain a specified B-BBEE contributor level could affect our ability to maintain existing customers or to sell to large enterprise customers in South Africa, which could have an adverse effect on our business, financial condition and results of operations.

Tax regulations and challenges by tax authorities could have a material adverse effect on us and we may be subject to challenges by tax authorities.

We operate in a number of countries and are therefore regularly examined by and remain subject to numerous tax regulations. Changes in our global mix of earnings could affect our effective tax rate.

Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which our businesses operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which our businesses operate may limit our ability to successfully challenge adverse determination by any local tax authorities. Some of our businesses operate in countries with complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.

In addition, we and our businesses operate in, are incorporated in and are tax residents of, various jurisdictions. The tax authorities in the various jurisdictions in which we and our businesses operate, or are incorporated, may disagree with and challenge our assessments of our transactions, tax position, deductions, exemptions, where we or our subsidiaries or businesses are tax resident, or other matters. If we, or our businesses, are unsuccessful in responding to any such challenge from a tax authority, we, or our businesses, may be required to pay additional taxes, interest, fines or penalties, we, or our businesses, may be subject to taxes for the same business in more than one jurisdiction or may also be subject to higher tax rates, withholding or other taxes. A successful challenge could potentially result in payments to the relevant tax authority of substantial amounts that could have a material adverse effect on our financial condition and results of operations.

Even if we, or our businesses, are successful in responding to challenges by taxing authorities, responding to such challenges may be expensive, consume time and other resources, or divert management’s time and focus from our operations or businesses or from the operations of our businesses. Therefore, a challenge as to our, or our businesses’, tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity or the business, financial condition, results of operations or liquidity of our businesses.

A breach of any of the covenants or other provisions contained in our credit facilities could result in an event of default, which could result in amounts outstanding under our credit facilities becoming immediately due and payable as well as foreclosure by our lenders upon our critical assets.

Our term loan facility entered into between the wholly-owned subsidiary of Cartrack Holdings Limited, Cartrack Proprietary Limited, and The Standard Bank of South Africa Limited (“Standard Bank”) contains certain covenants, including without limitation, those limiting our and our guarantor subsidiaries’, as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses.

Our obligations under our credit facility agreement with Standard Bank are secured by one of our significant subsidiaries and are secured by a lien on bank accounts, cash and cash equivalent investments, intellectual property, insurance policies, insurance proceeds and a pledge of the shares of certain of our subsidiaries incorporated in South Africa. A breach of any of these covenants or other provisions of our credit facilities could result in an event of default, which if not cured or waived, could result in amounts outstanding under our credit facilities becoming immediately due and payable. In the event that some or all of the amounts outstanding under our credit facilities are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts under our credit facilities, or our lenders could foreclose upon critical assets, which could have a material adverse effect on our business, results of operations and financial condition.(Refer to disclosure of Revolving Credit Facility with Standard Bank on page 83)

Changes in practices of insurance companies in the markets in which we provide our solutions could have an adverse effect on demand for products and services.

We depend in part on the practices of insurance companies in some of our markets to support demand for our SaaS platform. For example, in South Africa, which is currently our largest market based on new subscriber additions, insurance companies either mandate the installation of tracking devices as a prerequisite for providing insurance coverage to owners of certain vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to vehicle tracking and mobile asset recovery solutions such as ours. We benefit from this continued practice in the South African and certain other markets of:

●	accepting mobile asset location technologies such as ours as a preferred security product;

●	providing premium discounts for using location and recovery products and services such as ours; and

●	mandating the use of our products and services, or similar products and services, for certain vehicles.

If any of these policies or practices change, revenues from sale of our solutions could decline, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Investments in Singapore Companies

We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our constitution and by the laws governing companies incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by us, our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in corporations incorporated in Delaware are subject to fiduciary duties while controlling shareholders in Singapore companies are not subject to such duties.

In addition, only persons who are registered as shareholders in our register of members are recognized under Singapore law as our shareholders. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Investors in our ordinary shares who are not specifically registered as shareholders in our register of members (for example, where such shareholders hold ordinary shares indirectly through the depository trust company “DTC”) are required to be registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. The administrative process of becoming a registered shareholder could result in delays prejudicial to any such legal proceeding or enforcement action. See “Description of Share Capital—Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, officers or our affiliates.

A majority of our directors and officers reside outside the United States. In addition, a majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in an action brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States.

In addition, holders of book-entry interests in the ordinary shares (for example, where such shareholders hold ordinary shares indirectly through the DTC) will be required to be registered shareholders as reflected in our register of members in order to have standing to bring a shareholder action and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. Any such enforcement action would be subject to applicable Singapore laws. The administrative process of becoming a registered shareholder could result in delays that could be prejudicial to any legal proceeding or enforcement action. In making a determination as to enforceability of a judgment of a state court or a federal court of the United States, the Singapore courts would have regard to, among others, whether the judgment was final and conclusive, given by a court of law of competent jurisdiction, expressed to be for a fixed sum of money, whether it was procured by fraud, or in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, the Singapore Companies Act and our constitution, our directors may allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our board of directors in its sole discretion. Any issuance of new shares would dilute the percentage ownership of existing shareholders and could adversely impact the market price of our ordinary shares.

Under Singapore law, we may only allot and issue new ordinary shares with the prior approval of our shareholders in a general meeting. Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, the provisions of the Singapore Companies Act, and our constitution, we may allot and issue new ordinary shares on such terms and conditions as our directors may think fit to impose. Such terms and conditions may be adverse to the rights of holders of our ordinary shares. Any additional issuances of new ordinary shares could dilute the percentage ownership of our existing shareholders and may adversely impact the market price of our ordinary shares.

Because new issuances of ordinary shares are subject to shareholder approval, if a sufficient number of shares have not been approved for issuance in any given year, we may be delayed in raising capital through equity offerings or delayed or prevented from consummating an acquisition using our ordinary shares.

Assuming shareholders have approved the issuance of new shares, we may seek to raise capital in the future, including to fund acquisitions, future investments and other growth opportunities. We may, for these and other purposes, issue additional ordinary shares or securities convertible into ordinary shares. Any additional issuances of new ordinary shares could dilute the percentage ownership of our existing shareholders and may also adversely impact the market price of our ordinary shares.

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

As a Singapore-incorporated company, we are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as our constitution. In particular, we are required to comply with certain provisions of the Securities and Futures Act, Chapter 289 of Singapore, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. In addition, the Singapore Code on Take-Overs and Mergers, or “Singapore Take-Over Code”, which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in control of a Singapore-incorporated public company, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.

The laws of Singapore and of the United States differ in certain significant respects. The rights of our shareholders and the obligations of our directors and officers under Singapore law may be different from those applicable to U.S. corporations, including those incorporated in Delaware, in material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than would otherwise apply to U.S. corporations, including those incorporated in Delaware. See “Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

In addition, the application of Singapore law, in particular, the Singapore Companies Act may, in certain circumstances, impose more restrictions on us, our shareholders, directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Singapore Companies Act requires a director to act with reasonable degree of diligence in the discharge of the duties of his office and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, shareholders holding 10% or more of the total number of paid-up shares as at the date of the deposit carrying the right of voting at general meetings (disregarding paid-up shares held as treasury shares) may by depositing a requisition, require our directors to convene an extraordinary general meeting. If our directors do not within 21 days after the date of deposit of the requisition proceed to convene a meeting, the requisitioning shareholders, or any of them representing more than 50% of the total voting rights represented of all of them, may themselves, proceed to convene such meeting, and we will be liable for the reasonable expenses incurred by such requisitioning shareholders. We are also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by us to such of the directors as are in default.

Singapore take-over laws contain provisions that may vary from those in other jurisdictions.

The Singapore Take-Over Code applies to, among others, corporations with a primary listing of their equity securities in Singapore. While the Singapore Take-Over Code is drafted with, among others, listed public companies in mind, unlisted public companies with more than 50 (fifty) shareholders and net tangible assets of S$5.0 million or more, must also observe the letter and spirit of the general principles and rules of the Singapore Take-Over Code, wherever this is possible and appropriate. Public companies with a primary listing overseas may apply to Securities Industry Council (“SIC”) to waive the application of the Singapore Take-Over Code. As at the date of this annual report, no application has been made to SIC to waive the application of the Singapore Take-Over Code in relation to us.

In this regard, the Singapore Take-Over Code contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of us. Under the Singapore Take-Over Code, except with the consent of SIC, any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares is required to extend a take-over offer for all remaining voting shares in accordance with the procedural and other requirements under the Singapore Take-Over Code.

Except with the consent of SIC, such a take-over offer is also required to be made if a person holding between 30% and 50% (both inclusive) of our voting shares, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of our voting shares in any six-month period. While the Singapore Take-Over Code seeks to ensure an equality of treatment among shareholders in take-over or merger situations, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the ordinary shares and the ability to realize any benefit from a potential change of control.

Risks Relating to Our Ordinary Shares

Our stock price may fluctuate and you could lose a significant part of your investment.

The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including:

●	actual or anticipated variations in our operating results;

●	the failure of financial analysts to cover our ordinary shares;

●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or joint ventures;

●	future sales of our shares by us or our shareholders;

●	investor perceptions of us and the industry in which we operate;

●	general economic, industry or market conditions; and

●	the other factors described in this “Risk Factors” section.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could have a material adverse effect on our business, financial condition and results of operations.

The ordinary shares are traded on more than one stock exchange and this may result in price variations between the markets.

The ordinary shares are listed on each of the Nasdaq and the JSE. Trading in the ordinary shares therefore will take place in different currencies (U.S. dollars on the Nasdaq and South African Rand on the JSE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and South Africa). The trading prices of the ordinary shares on these two markets may differ as a result of these, or other, factors. Any decrease in the price of ordinary shares one either of these markets could cause a decrease in the trading prices of ordinary shares on the other market.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. We are authorized to issue an unlimited number of shares as there is no concept of authorized share capital under Singapore law.

We and our directors and officers have agreed with the underwriters of our U.S. IPO, subject to certain exceptions, not to offer, sell, or dispose of any of our Karooooo ordinary shares or securities during the 180-day period following the date listing on the Nasdaq. Although we have been advised that there is no present intent to do so, certain of the underwriters may, in their sole discretion and without notice, release all or any portion of the ordinary shares from the restrictions in any of the lock-up agreements described above. Sales of our Karooooo ordinary shares could have a material adverse effect on the trading price of our ordinary shares. We have entered into a registration rights agreement pursuant to which we will grant demand and piggyback registration rights to our Chief Executive Officer, Isaias (Zak) Jose Calisto. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of the offering.

Although we have paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to the Singapore Companies Act, no dividends may be paid to the shareholders except out of profits. Furthermore, existing and future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.

We cannot provide assurances regarding the amount or timing of dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in our ordinary shares to provide dividend income and if we do not pay dividends, capital appreciation, if any, of our ordinary shares will be a shareholder’s sole source of gain in the near future. See “Dividends and Dividend Policy.”

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ordinary shares and our trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

Transformation into a public company with securities listed on a stock exchange in the United States may increase our costs and disrupt the regular operations of our business.

We expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares in the United States. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs relating to being a public company registered in the United States.

We also anticipate that we will incur costs associated with United States corporate governance requirements, including requirements under SOX, as well as rules implemented by the SEC, Nasdaq and the JSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.

The additional demands associated with being a public company listed in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could have a material adverse effect on our business, financial condition and results of operations.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX. We could be an emerging growth company for up to five years. See “Summary—Implications of Being an Emerging Growth Company.”

Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

As a foreign private issuer and “controlled company” within the meaning of the Nasdaq rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. While a majority of the directors on our board of directors are independent directors and all of our board committees consist entirely of independent directors, as long as we rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, and that certain of our board committees do not have to consist entirely of independent directors. Therefore, to the extent we rely on such exemptions in the future, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the Nasdaq corporate governance rules. A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our controlling shareholder controls a majority of the combined voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, we would be eligible to elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and that certain of our board committees consist entirely of independent directors. We may utilize some of these exemptions.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of SOX and if we fail, for any reason, to effectively or efficiently implement new internal control procedures for compliance with Section 404 of SOX, such failure could materially and adversely affect our business, results of operations and financial condition.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of SOX by the end of our 2022 fiscal year. While we intend to achieve compliance within the time required, we may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We will need to hire additional qualified personnel in order for us to be compliant with Section 404. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective.

Insiders have substantial control over us and may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, our Chief Executive Officer and certain of his affiliates, may be deemed to beneficially own approximately 66.0% of our issued and outstanding shares. For so long as such shareholders continue to own a significant percentage of our ordinary shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Additionally, as a consequence of our “staggered” board of directors, as further described in Item 6.C. “Board Practices—Board Composition,” only a minority of the board of directors will be considered for election at any annual meeting and such shareholders, because of their ownership position, will have considerable influence regarding the outcome of the election. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b) if more than 50% of our outstanding voting securities are owned either directly or indirectly owned of record by residents of the United States, (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would be required under current SEC rules to prepare our financial statements in accordance with GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to GAAP would involve significant time and cost. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of SOX. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined based on the average of the quarterly values of its gross assets) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from the sale or exchange of investment property. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the composition of our income and assets and value of our assets, including the value of our goodwill, we believe that we were not a PFIC for our taxable year ended February 28, 2021. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which could be volatile). We hold adequate cash following the Offering and our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and cash. Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned ordinary shares, the U.S.taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. INFORMATION ABOUT THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were founded in 2001 in South Africa with an initial focus on SVR services in the region. We have strategically grown our business and are now a global provider of leading smart transportation management and analytics.

In 2020, we moved our global headquarters to Singapore, where we believe we have access to the talent and capital to maintain and further our technological and operational leadership in the industry. Since our founding, we have gained vast expertise and enhanced our business in the following areas:

●	Developing new software applications such as fleet management, mobile asset accounting, workforce management and insurance solutions;

●	Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

●	Expanding our sales and marketing focus to include commercial fleets of all sizes; and

●	Expanding our geographic footprint to meet the needs of our customers who are increasingly global with larger, more complex fleets and requirements.

Our single user interface and fully integrated cloud-based platform runs on internally developed and cost-effective smart IoT devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third party technology providers are established to create incremental value to customers in the markets we serve.

As part of a limited strategy to distribute our SaaS platform through independent business owners, our solutions are sold through independent licensees in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, who enter into franchise agreements and have exclusive geographic licenses to market and sell our solutions in exchange for royalty payments. Revenue generated by licensees was 0.2% of our total revenue for the year ended February 28, 2021 and 0.4% of our total revenue for the year ended February 29, 2020.

B.	BUSINESS OVERVIEW

Overview

Cartrack is a global provider of leading real-time mobility data analytics solutions for smart transportation.

In our view, all vehicles will be connected, and data will drive all aspects of mobility in the future and our mission is to build the leading mobility SaaS platform that maximizes the value of data.

We offer a full-stack smart mobility SaaS platform for connected vehicles and other assets and provide customers with differentiated insights and analytics to optimize their business and workforce, increase efficiency and decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

Our business is vertically integrated, which affords us complete autonomy with regards to the development of the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control almost every aspect of our smart device design, platform innovation and software application development, client acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies.

We serve customers in 23 countries across five continents, supporting more than 1.3 million subscribers as of February 28, 2021 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. We collect an average of over 50 billion data points per month and have maintained a consistent platform uptime of 99.9%.

Our proprietary SaaS platform acts as a central nervous system for connected vehicles and other mobile assets, such as construction equipment, generators, refrigeration units, trailers and boats. Our platform collects, processes, and analyzes data via two-way communication with our proprietary hardware technology or third-party devices in each vehicle or other asset, providing our users with visibility into their fleets from a single, user friendly interface with reporting and tracking capabilities that deliver actionable insights in real-time. Our intuitive web-based applications provide a comprehensive set of software features for managing fleets and related workforces without the need for customers to incur upfront information technology costs and include advanced functionality such as real-time high speed video streaming.

We provide customers with the flexibility to deploy our solutions across a range of vehicles, including electric vehicles, and other assets and to use our platform alone or in conjunction with the systems of OEM’s and other third parties. We are committed to the continued enhancement of our customer experience and retention by driving innovation in the platform, adding functionality, new software features and integration with OEM solutions. The benefits of our platform to our customers include increased productivity, efficiency, sustainability, and regulatory compliance. We empower our customers, which range from consumers to large enterprise fleets, with actionable intelligence to enhance profitability, better serve their customers, and strengthen safety and security. We define customers at the enterprise or consumer level and subscribers as each vehicle or asset we service.

Broad-based mobile connectivity and cloud applications are transforming how organizations manage assets and operate their businesses. According to Allied Market Research (October 2019), the addressable global automotive telematics market was valued at $50.4 billion in 2018, and is projected to reach $320.6 billion by 2026, reflecting a CAGR of 26% from 2018 to 2026. The market opportunity in automotive telematics in commercial vehicles alone is expected to grow from $33.4 billion in 2018 to $219.1 billion in 2026, representing a CAGR of 28%. We believe our total serviceable addressable market (“SAM”) was around $12.2 billion in 2018 and expect it to grow to $77.4 billion by the end of 2026. We define our SAM to consist of the automotive telematics markets in Africa, Asia Pacific, Middle East and Europe. This includes the Africa automotive telematics market, where Cartrack currently conducts a substantial majority of its operations, which was valued at $0.9 billion in 2018, and which is projected to reach $7.1 billion by 2026, reflecting a CAGR of 31%, according to Allied Market Research (the African market includes South Africa, Kenya, Mozambique, Namibia, Nigeria, and Tanzania, where we currently operate, as well as countries where the Company does not have operations). The Asia Pacific/Middle East automotive telematics market was valued at $4.8 billion in 2018, and is projected to reach $30.0 billion by 2026, reflecting a CAGR of 27%, according to Allied Market Research (this includes Hong Kong, Indonesia, Malaysia, New Zealand, the Philippines, Singapore, Thailand, and the United Arab Emirates, where we currently operate, as well as countries where the Company does not have operations). The European automotive telematics market was valued at $6.5 billion in 2018, and is projected to reach $40.3 billion by 2026, reflecting a CAGR of 26%, according to Allied Market Research (the European market includes Poland, Portugal, Spain and France, where we operate, as well as countries where we do not currently have operations). The United States automotive telematics market was $13.3 billion in 2018. Cartrack has limited operations in the United States at this time and therefore this market is not included as part of the SAM. We believe that the expected growth of the automotive telematics market will be accompanied by increasing complexity and cost associated with operating mobile assets and managing associated workforces.

We expect our customers’ demand for our platform to remain strong as they use it to manage these costs and share data with their customers, who increasingly expect real-time insights with respect to vehicles, workforces and other mobile assets.

Smart vehicles and other connected mobile assets are becoming more common, generating increasing amounts of data. As this trend continues, there will be a greater need for deeper insights with respect to this growing pool of data. Our leadership position, as well as the strength and breadth of our platform, will enable us to continue to target a broad base of customers across multiple industries who derive value from our end-to-end platform, its stability and affordability. We market via inside sales and relationship managers in the field, who build long-lasting relationships with customers. We believe we have a proven expansion model with well-established operations across several continents and are currently focused on scaling rapidly to address high-growth greenfield opportunities in Asia. We believe that maintaining strong financial discipline and prudent investment of capital provides a strong foundation for growth.

Industry Background

The growth in size and complexity of vehicle fleets, as well as increasing data sources and real-time connectivity, continue to provide a growing market opportunity due to increased adoption of connected device analytics and mobility management offerings as businesses and their customers are demanding more software features and greater transparency into fleet operations. In addition, the increasing costs of labor for drivers, fuel, maintenance and insurance have led to higher expenses associated with fleet operations and has driven demand for cost-effective solutions. Increasingly complex regulatory regimes and the persistent threat of crime also add to the challenges facing fleet operators. Our solutions address these challenges and favorably position us to benefit from the following industry dynamics.

Increasing global vehicle fleet. According to Fitch Solutions, the size of the global vehicle fleet is estimated at nearly 1.5 billion vehicles in 2020 and forecasted to grow to more than 2 billion vehicles by 2030. Cartrack’s expansion strategy in emerging markets is designed to place it in position to capitalize on these favorable industry growth dynamics. Growing use of shared personal mobility devices, such as bicycle and scooter rental networks, is contributing to demand for mobility management solutions for large fleets of vehicles that are not traditional automobiles.

Growth of smart transportation and proliferation of data sources. Connected device analytics and mobility solutions are growing globally, and penetration is relatively low in all markets. There is growing third-party and OEM demand for remote diagnostics, maintenance management, accident and breakdown assistance and other technology products that require mobile connectivity and services. The volume of data concerning mobile assets and associated operator behavior is proliferating rapidly and growing in complexity. Immediate access to large volumes of remote data is being facilitated by the deployment and growth of 5G networks alongside expanding access to current-generation mobile connectivity technologies in developing markets. With growing urbanization and the emergence of smart cities, more organizations and individuals will deploy mobile and remote devices and rely on insights from the data that such connected devices generate.

Large and growing cost of operating mobile assets. Fleet managers are faced with significant operational costs associated with human resources, fuel, maintenance and insurance, as well wasteful and fraudulent driver behavior, resulting in higher expenses. Fleet managers and insurance companies are increasingly relying on data to assess and manage driver risk, tailor premiums, and reconstruct accident scenes for evaluation of claims, and to monitor, influence and react to driver behavior in real-time.

Demands of consumers and large enterprises for digital transformation. Organizations are seeking to adopt SaaS solutions to leverage insights from data to reduce costs and manage mobile assets optimally. As providers like Amazon and FedEx provide real-time insight into order status and delivery tracking, both enterprises and consumers increasingly demand live visibility into operations and orders. Real-time insights can be differentiating in industries where transportation capabilities are otherwise increasingly commoditized.

Increasing regulatory complexity. Government regulations to improve safety and roadworthiness of vehicles, manage hours worked by drivers, implement road taxes by distance traveled and track and reduce carbon emissions are growing. Examples include Europe’s eCall initiative to install automatic emergency call devices, the CONTRAN 245 mandate in Brazil to install vehicle-tracking devices in all new vehicles sold, and the electronic logging device (“ELD”) mandate in the United States. Additionally, vehicle-to-vehicle and vehicle-to-infrastructure communication technologies are becoming increasingly important components of regulated national transportation infrastructure and will result in a corresponding growth in mobile asset data available for capture and analysis.

High rate of vehicle theft in developing markets. Consumers, fleet managers and insurance companies all increasingly demand asset recovery services to recover vehicles and other mobile assets, manage self insurance risk and increase levels of personal safety in developing economies in Africa and South America.

Our Platform and its Key Strengths

We have built one platform with vertically integrated operations and we offer a -

Broad array of mobility applications. Cartrack offers real-time connectivity services through mobile devices to manage the deployment of people and vehicles and the tasks that they are required to perform. This includes communications, analytics, accounting, live video streaming, workforce management and an array of medical and roadside assistance services that are applicable to taxi/ridesharing, public transit systems and logistics businesses. With fleet management, mobile asset accounting, workforce management, and a broad set of additional software features, we offer a highly functional, unified platform for smart transportation management and analytics delivered through a single screen.

Highly scalable vertical SaaS. Cartrack’s cloud architecture enables us to quickly and reliably add thousands of mobile subscriptions and integrate their corresponding data streams each month, including data from sources such as OEMs and other third-party devices. Our easy-to-use interfaces for iOS and Android, as well as our online platform for desktop, make it seamless for users to switch between devices, and our internally developed SaaS platform caters to all types of vehicle propulsion methods (internal combustion, hybrid, and electric) and allows for flexible integration with all major OEM hardware and software platforms.

Large and growing global infrastructure. Our business is fully vertically integrated in the design, development, production, and deployment of its hardware and software offerings. Unlike many of our competitors, almost all of our systems and products that we use are proprietary. Our vertically-integrated model allows us to provide our customers with the benefits of lower costs and greater flexibility without third-party vendor lock-in. Our R&D center in Singapore is staffed exclusively by our employees and is positioned to ensure our continued access to world-class talent in Southeast Asia. To provide leading service in installations, customer support, and vehicle recovery, we have established a comprehensive branch network of automotive technicians with rapid-response capabilities in each of the 23 countries in which we or our licensees operate. Our more than 665 mobile workshops serve customers globally around-the-clock. Our customer focused approach to service is key to our leadership position in the industry.

Deep domain expertise, industry knowledge, and institutional intellectual property. Our experienced R&D and management teams have accumulated vast experience in the fields of data operations, GSM, radio frequency, and satellites, as well as emerging and next-generation technologies such as LPWAN and V2X communications. Each of our proprietary smart devices is compact, facilitating effective concealment, and is transferable from one vehicle to another. Personal safety considerations, specialized fleet management, and regulatory compliance will continue to require the design and development of proprietary hardware. Our trained automotive technicians carry out installations with electronic connections kept at a minimum so as not to interfere with the vehicle’s electronic systems. Our products and installations are endorsed by a number of insurers and motor vehicle manufacturers.

Culture of service and innovation. The values at the heart of our culture — accountability, integrity, service orientation, relationships, and entrepreneurial leadership — are core drivers of our success. As we have grown from a small South African company to a global enterprise with more than one million subscribers, we have maintained a start-up culture that eschews hierarchy and where individual ownership and agility remain key features of our everyday behaviors and operations. We have a highly proven service delivery track record and are known for being quick to deploy and fast to respond.

Key Benefits to Our Customers

The relatively low monthly cost and material return on investment realized by our customers favorably positions us in both weak and strong macroeconomic environments. Our platform provides the following key benefits to our customers:

Lower operating costs. Research by the U.S. Department of Transportation shows implementing telematics can reduce unsafe driving by 60%, which can translate into profit margin increases of 30% in commercial fleets as well as reduced emissions. Telematics insurance has also reduced car accidents by around 35% in recent years, according to Allied Market Research. We believe that the AI-enabled real-time feedback through our platform coaches drivers to engage in behavior that lowers fuel consumption, reduces maintenance costs, and improves on-road safety.

Increased workforce and asset productivity. Real-time fleet oversight and analysis of data can assist fleet managers in planning better routes and times for vehicles to be on the road, as well as planning maintenance through alerting and scheduling. Route management and traffic mapping, powered by our platform, can reduce the distance covered by each vehicle. By providing an integrated platform for data, analytics and communications, driver and dispatch teams can work together more efficiently and empower management with greater insight into key performance indicators of asset and employee performance such as utilization, service intervals, and billable hours.

Stability and reliability. Cartrack utilizes the GSM/LTE network, to facilitate reliable communication between our platform and telematics devices. This technology enables recovery teams to accurately locate stolen vehicles and allows customers to track the movement of their vehicles via the web or mobile applications. GPS satellite technology provides users with accurate positioning and monitoring of the vehicle fleet. Secondary radio homing beacons enable air and ground response teams to locate vehicles in areas where coverage may be sparse. Customers also further benefit from our consistent 99.9% system uptime for the year ended February 28, 2021.

Road safety and accident management. The World Bank Group estimates that, on average, a 25% reduction in road traffic deaths raises per capita real GDP by several percentage points in the growth markets we target, illustrating the importance of improving driver habits and monitoring commercial vehicles. Powered by industry leading AI, we provide comprehensive driver behavior monitoring and measurement applications which are easily integrated into vehicles to extract and analyze significant amounts of data to improve driver behavior. In addition, deployment of in-vehicle telematics sensors to monitor activity onroad and within a vehicle provides performance benefits and critical data in the event of a collision.

Our Opportunity

There is a significantly underpenetrated global opportunity in mobility data analytics for smart transportation. According to Allied Market Research, the market opportunity in automotive telematics in commercial vehicles alone is expected to grow from $33.4 billion in 2018 to $219.1 billion in 2026, representing a CAGR of 28%. We believe a large portion of spending in this space today is for outdated telematics offerings that do not provide the next-generation capabilities required by today’s customers across a broad range of transportation and mobility use cases. In 2020, Fitch Solutions estimates there will be more than 1.5 billion vehicles in the world, including more than 392 million commercial vehicles, increasing to 2 billion total vehicles by 2029, including more than 500 million commercial vehicles. McKinsey & Company found that around 15% of vehicles come with telematics installed as standard, suggesting under-penetration of a significant global opportunity. Additionally, we are identifying new avenues of growth from our data analysis and monetization. We have expanded our SaaS platform into insurance, and plan to continue to expand into tyres and the maintenance and the buying and selling of vehicles. We continue to serve consumers across South Africa and are well positioned to launch and scale similar offerings opportunistically in other geographies.

Our Growth Strategy

Our long-term growth is driven by five key factors:

Growth of connected devices. We are enhancing our SaaS platform to be device and service provider agnostic as we further develop smart mobility capabilities, partnering with the world’s leading companies in pay-as-a-service transportation. Increasing global access to these devices will further drive demand for our solutions and services. Our platform is complementary to OEM and third-party telematics systems and we conduct aftermarket installations in collaboration with OEMs.

Deeper insights from data. Our customers are increasingly reliant on our SaaS platform to optimize business intelligence relating to both assets and people on a global scale. In order to capitalize on this rapidly growing trend, we will continue to invest in technology and operating capacity across markets.

Global demand. We have seen a notable rise in demand for connected vehicles, devices and mobility data across the globe, enabling our expansion across geographic regions. All markets remain underpenetrated, and we are capitalizing on opportunities to provide scalable, customer-centric solutions that rapidly deliver value to enterprise customers and consumers alike.

New platform enhancements. We continue to expand our platform to address our customers’ most critical business priorities. R&D investments allow us to meet growing expectations from customers for deeper insights quickly. We offer an easy-to-use administrative and vehicle cost accounting software called MiFleet and a mobile enabled workforce management solution called the Communicator, which can effectively manage business processes like stock control, electronic proof-of-delivery and invoicing. Recent enhancements to our platform include business intelligence and OEM integrations, our buying and selling cars platform, and advanced jobs and messaging via our Communicator routing application.

Significant barriers to entry. We enjoy a strong competitive advantage due to the global fragmentation of our market, upfront capital requirements for the development and deployment of global infrastructure and to fund cash investments in device and installation costs, and the significant R&D expenditure necessary to keep pace with technological developments. The industry has shifted from upfront payment for hardware and installations to recurring SaaS subscription contract models where the service provider retains the ownership of the device, and we have capitalized on this shift to reinforce customer retention. This high demand for SaaS solutions with no upfront fees increases the challenge facing new entrants and vendors lacking scale.

We intend to pursue the following growth strategies:

Increase subscription sales to existing customers. We believe our longstanding commitment to R&D investment positions us favorably to continue to deploy technologically advanced solutions increasingly in demand among customers of all sizes worldwide. Our customer base of more than one million subscribers represents a significant opportunity for further subscription sales expansion. Many of the growth drivers for new subscriptions will also lead to the growth of our offering within existing customers. Our scalable platform and vertically integrated infrastructure will enable us to onboard new customers quickly and easily and make new software features immediately available to our customer base worldwide.

Expand our customer base. Our market penetration is low worldwide. We believe there is substantial opportunity to grow our customer base. We expect growth in customer demand to come from mobile asset growth and a broad range of emerging smart mobility use cases, where we expect robust demand for SaaS based data analytics solutions to optimize operations. We believe demand growth will be in excess of global fleet growth forecasts due to increased market penetration opportunities resulting from the realization of the benefits associated with adopting mobility offerings. We anticipate demand increases for safety and security services by governments, business, and individuals due to increasing crime rates in key markets. We serve a broad range of customers and industries and will continue to focus on growing our subscriber base among them.

Expand our geographic presence worldwide. While South Africa remains an important market for us, we expect more robust subscriber growth from the Asia-Pacific and Middle East regions, due to populous, fast-growing economies, a favorable competitive climate, including low penetration rates and unsophisticated competing solutions, and established operations that have now gained scale. We expect growth from the unmet need for improved road safety and decreased pollution levels, particularly in the Asia-Pacific and Middle East regions where vehicle populations are expected to show a material increase along with already elevated traffic congestion and pollution levels. We are looking to further increase our footprint in Europe, and our U.S. operations are small but highly strategic in nature. As the breadth of our offering increases over time, we believe we will be able to efficiently deploy our offering across our existing multinational customers’ fleets as we enter new regions where they already operate.

Expand our consumer platform and services. We intend to expand ~~the offering of~~ our consumer offering into both Europe and the Asia-Pacific and Middle East region as demand grows for consumer services. For example, in Europe, the demand for accident notification and medical emergency response is growing and at our current scale, we can add these services to our business very efficiently.

Our SaaS Platform

Our single platform offers a range of scalable mobile asset management and workforce optimization applications to address the needs of our diverse customer segments. We offer a comprehensive set of software features for data analysis, mobile asset tracking, and oversight for managers to protect, connect, and report on every asset in a fleet.

Our platform is accessible to users via web interface and mobile applications, with services offered via monthly subscription. Our applications are tightly integrated to avoid the need for multiple interfaces, and include free application programming interface (“API”) integrations with enterprise resource planning (“ERP”) systems.

The principal components of our SaaS platform include the following:

Commercial Applications

●	Comprehensive Fleet Management SaaS Platform provides customers with real-time insight into their asset base through live tracking on a roadmap interface; using our proprietary smart IoT devices that allow for powerful vehicle integration and the use of peripheral sensors, all geared towards delivering:

●	Real-time, accurate GPS positioning enabling location management, fuel management and fraud detection, maintenance management, eco-driving, vehicle utilization, time and attendance, and cold chain management

●	Integration of real-time data into back office systems

●	Detailed driver management with advanced scorecards to manage the risk and performance of drivers

●	Real-time alerts for maintenance and engine diagnostics

●	LiveVision enables comprehensive pro-active risk management and fleet visibility via an AI enabled two-camera video telematics system or a four-camera live streaming vehicle video system:

●	The AI enabled camera delivers live warnings to proactively mitigate the risk of driver fatigue, driver distraction and collisions and includes the monitoring of safe driving distances

●	Live on-board cameras enable video selection, replay, and analysis, enabling driver coaching and performance improvement

●	Increased driver visibility reduces extraneous driving costs, reduces driver liability, increases driver safety, and further empowers fleet control

●	MiFleet Advanced Fleet Administration and Business Intelligence (“BI”) provides cost management and administration capabilities:

●	Provides insight into all asset-related costs, such as purchasing, fuel, fines and insurance for each asset in a fleet

●	Provides actionable intelligence for driver optimization through powerful BI

●	Communicator is a software application enabling mobile device tracking and user management, creating integrated mobile communication capabilities.

●	Trace and locate drivers and mobile assets in real-time

●	Drive powerful and highly controlled workflows, for example, stock control, invoicing, electronic proof-of-delivery, and mobile workforce management

●	Up-to-date destinations and navigation integration, allowing drivers to spend more time focusing on job completion rather than finding a destination

●	Quick communication to drivers via synchronized task list and built-in messaging systems

●	Business Intelligence offers users a high-level view of fleet statistics, including analysis of key indicators and granular detail of asset-specific data.

●	Asset Tracking provides a way to track and trace moveable assets to reduce losses, automate inventory management, and improve workforce efficiency, equipment utilization, and regulatory compliance.

●	Asset Recovery. Our SVR and asset recovery services assist vehicle owners and insurance companies with the recovery of vehicles and other assets that have been, or have been alleged to have been, stolen. This service includes around-the-clock assistance with real-time tracking, dedicated technical teams, early warning alert systems, ground and air recovery teams dedicated exclusively to Cartrack operating under local law licenses, specialized technologies for both GSM and radio frequency and repatriation assistance across international borders. Our recovery success rate is considered by management to be achieved through the high reliability standards of our SaaS Platform, our smart in-vehicle devices, specialized installation techniques, miniaturization, and a dedicated team of rapid response recovery agents.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and resulting in lower premiums.

Consumer Applications

●	Protector is an all-encompassing safety package for all consumer vehicles. Following the installation of the Cartrack telematics device, consumers can access a diverse set of software features and benefits, including:

●	a mobile application for real time movement management and communication;

●	Asset Recovery;

●	Ambulance Assist (facilitating emergency medical outreach and response);

●	Crash Alert (as described below);

●	a Limited Asset Recovery Warranty pay out in the unlikely event of the vehicle not being recovered;

●	a power event notification provides alerts upon vehicle battery disconnect;

●	an ignition sensor remotely reads ignition status and detects improper use;

●	Crash Alert is a 24/7 monitoring system, which immediately triggers a dispatch for emergency services in response to a detected collision or accident.

●	Car Watch is a mobile application that lets users track and watch their vehicles from a distance. It includes alert notifications and the ability to sound an alarm remotely after unauthorized movements.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and drive behavioral change resulting in safer drivers, reduced risk and lower premiums.

Specialist Mobility Solutions

●	Bike Track, similar to its vehicle counterpart, is a GPS-based solution providing a comprehensive set of fleet management software features for commercial motorbike fleets. It includes a unique power management system that ensures bike batteries will not have to be discharged. Bike track is a smaller, more efficient version of the asset recovery package, with access to the same technology, asset recovery service, and emergency control room.

●	Credit Management predicts payment cycles and facilitate active credit management for asset-based vehicle finance including accident reconstruction and driver behavior reporting for maintenance services and fraud detection. Real-time alarms and alerts are used to protect and secure assets.

●	Electronic Monitoring. In Singapore, we provide an end-to-end electronic monitoring services (“EMS”) application that allows law enforcement agencies to monitor persons of interest, such as offenders on extended supervision, parole, home detention, or community detention, including released prisoners in halfway care or who are in the process of being reintegrated into society.

Next-Generation Mobility Solutions

We are constantly innovating to offer a range of additional mobility and monitoring solutions in select markets:

●	Carzuka. We believe our vehicle buying and selling marketplace in development will allow clients to source, buy and sell vehicles efficiently and cost effectively with peace of mind. We expect this marketplace to include vehicles sold by third parties as well as vehicles purchased and reconditioned by us.

●	The global addressable market for used cars is anticipated to grow from 115 million vehicles in 2019 to 275 million vehicles in 2030 with South Africa making up 1.2 million of the used car market in 2019 according to industry sources.

●	Carzuka is currently in beta testing phase in South Africa, with a low volume of transactions as we continue to develop its business model and refine its processes. We expect Carzuka to enter full operation by the end of 2021.

●	Cartrack Insurance Agency. Our insurtech multi-quote or aggregator platform offers our customers the ability to obtain a fast online quote from a panel of independent insurers at competitive rates or, if they choose, they can talk to a qualified consultant to advise on the appropriate insurance at the right price.

●	On-Demand Rideshare Taxi Application. We have developed a rideshare application that is currently deployed in the United Arab Emirates, and has been developed for localization in multiple geographies.

Smart IoT

Customers deploy our smart devices to collect real-time data from their vehicles and transmit this information to secure data centers for processing which we manage via the Cartrack Private Cloud. Our platform components are designed to operate using a diverse array of communication technologies, including radio, satellite, and network protocols such as Sigfox and LoRa. We generally design, develop and manufacture our devices and firmware in order to ensure their modularity and interoperability with our core subscription offering. We seek to drive device costs down over time in order to reduce the upfront investment required by our customers. In addition to sales of these devices to customers, we offer customers the option of a SaaS-based subscription model with no up-front payment, reducing the capital investment required to access our solutions.

Our solutions are both flexible and relevant across all industries and fleet sizes, and have the capability to track other types of assets. Our technology has proven to be scalable, with many use cases and subscribers in many countries. This has given us large amounts of data, which we have in turn learned to process quickly and reliably. As we continue to grow, we plan to leverage our data by integrating data science and AI more deeply into our platform. In a system that can watch fleets and drivers for our customers, operators can spend more time optimizing their businesses in other ways.

We believe our modular, proprietary designs give us an advantage over competitors who rely on third-party commodity telematics devices because we are able to provide more solutions through our devices tailored to our customers’ needs. Our devices can access and leverage CANBUS data, a system which enables communication between various parts of a vehicle, such as the engine control unit and airbags, which can be commercialized through collaborations with OEMs.

Our Customers

We divide our subscriber base into the following five categories across a range of industries: (i) consumers and sole proprietors, (ii) small businesses, (iii) medium-sized businesses, (iv) large enterprises and (v) other connected devices. We define consumers and sole proprietors as individuals or business owners whose vehicles are used for personal and/or business use; these customers typically have between one to five vehicles under subscription with us. We define small businesses as commercial customers with up to 24 vehicle subscriptions with us. We define medium-sized businesses as fleets with between 25 and 99 vehicle subscriptions with us and large enterprises as having fleets with 100 or more vehicle subscriptions with us.

Our strategy for generating scale in a region is to initially build customer volume. We subsequently target larger business customers. Excellence in service to our customers is core to our values and culture. We believe that we have a satisfied customer base as evidenced by our 95% average annual customer retention rate for small, medium and large enterprises calculated over a three year period as of February 28, 2021, along with the expected subscriber, or vehicle, life expectancy of 60 months. This rate excludes the loss of customers who ceased operations in this period, which if included, would reduce the rate to 94%. We calculate the annual customer retention rate by comparing the number of customers at the end of a year that had been with us at the start of such year. We maintain a strong focus on internally monitoring and continuously enhancing our customer satisfaction levels. We provide 24/7 customer support as part of our subscription and our internal teams are proactive in assisting customers over the phone. Additional assistance is also available via phone, chat or email.

Representative customers by segment are listed below:

South Africa: Anglo American De Beers Group, MAN Automotive South Africa, King Price Insurance, Avis Car Rental, The Courier Guy, SA Taxi Finance, Bridge Taxi Finance, Spartan Truck Hire, CAFO Motor Group (formerly Unitrans), MultiChoice, SuperSport, Toyota South Africa Motors (including Hino)

Africa: CAT/MANTRAC, Moove, Gemfields Group, Ryce Leasing, NCBA Kenya, Toyota South Africa Motors (including Hino)

Europe: Central Cervejas e Bebidas, La Farge, Telefurgo, SONAE, MC Green, Galaxy JMV

Asia-Pacific, Middle East and USA: Grab Rentals, Singapore Prison Service, Lion City Rentals, Asia Brewery Inc.,Ley Choon Group, Orix, Lim Siang Huat, GetGo

Sales and Marketing

Our strategy to generate scale in the region is to target subscriber volume with consumers and sole proprietors and small businesses as we build our distribution and customer care model in such region. We then move to target the medium-sized businesses and large enterprises in such region. In all regions, we sell subscriptions of our solutions through our direct sales force.

Sales

We sell subscriptions to our SaaS fleet management platform through our direct sales organization. Maintaining direct control of our sales force allows us to efficiently target individual consumers and sole proprietors, small to medium-sized businesses with local fleets, and large enterprise fleets.

The focus of our sales efforts is to drive a high volume of transactions through a standardized and highly repeatable methodology. We focus on the core challenges that fleet operators face in managing their fleet. We are able to provide our prospects with an anticipated return on investment, or ROI, calculation that enables us to tangibly demonstrate the benefits of our solutions and how they address the challenges that our prospects face. We highlight the insights that fleet operators gain from our reports and real-time alerts and how they can use those insights to improve productivity, increase operating profitability and solve key business problems. We believe we effectively sell our solutions to large customers because our platform is competitively priced, easy to use, stable and delivers the required actionable insights. We are also able to rapidly deploy our devices into a large fleet, making switching quick and easy. Additionally, the ease of use of our platform allows us to meet our customers to integrate our solutions with relative simplicity.

We have dedicated sales and marketing teams in each region using the following sales channels, depending on our customers’ needs and fleet sizes:

Inside sales and web sales. We sell via our internal teams to both consumers and commercial prospects. This is our primary sales channel and a key component of our go-to-market strategy and the teams have typically increased their sales productivity while lowering the aggregate cost of subscriber acquisition to date. Our sales agents conduct their selling activities telephonically, in some cases using live web demonstrations to convert sales leads to customers.

Field sales. Our field sales team of relationship managers meet face-to-face with prospects and focuses on sales to small businesses, medium-sized businesses and large enterprises. The field sales team is supported by a team of inside sales representatives.

In addition to the direct selling methods set forth above, our field sales teams, with support from our inside sales team, work closely with automobile dealerships, insurance companies and insurance brokers to generate channel based opportunities for us to acquire new customers.

Furthermore, both the inside sales teams and field sales teams focus on assisting customers that are adding devices through fleet expansion or broader use of additional applications or software features across their fleet. They monitor customer usage to ensure that our customers are deriving the maximum benefit from our offering.

Marketing

Our marketing programs target both individual consumers, business owners and decision-making managers in multiple industries that operate fleets of commercial vehicles. Our marketing strategy is focused on lead generation and reinforcing customer engagement and thought leadership.

Lead generation is a core function of our business processes. We generate leads through a combination of internet-driven inbound activities and traditional outbound marketing activities.

Inbound leads. Our inbound leads are largely generated through digital or internet-based marketing efforts. This involves extensive search engine marketing, search engine optimization, email marketing, direct internet traffic, social media platforms and purchased lead generations. Our demand generation programs vary depending on our target customer, industry or fleet size, and include marketing activities, such as integrated programs on the internet, outbound marketing campaigns targeted to prospects in key industries and geographies, attendance and sponsorship of trade shows, email lead generation and prospect follow up, and traditional public relations and website properties. We make use of social media to engage customers and prospects to generate interest, demand and leads.

Outbound leads. Our outbound lead generation involves a variety of traditional marketing activities, including, customer referral, purchased leads, direct mail, email marketing, cold calling, advertising, trade shows and in-person events, and telemarketing. We accumulate marketing lists through a variety of sources, including purchased lists selected by industry and geographic demographics. We filter prospects by using industry knowledge to identify quality targets.

Our Technology

We designed our SaaS platform architecture for global access via an internet browser or mobile application. Updates to our platform are distributed instantaneously to all of our customers over the internet. Our solutions have been specifically built to deliver:

●	a consistent, intuitive end-user experience to limit the need for training and to encourage high levels of end-user adoption and engagement;

●	turnkey, out-of-the-box functionality;

●	flexibility to design customized reports and alerts that enable our customers to gain insights into their existing fleet and mobile assets;

●	integration with other systems such as OEM systems, fuel cards, GPS navigation devices, and customer information technology systems, such as work order management and enterprise resource management systems;

●	scalability to match the needs of our growing customer base and their fleets; and

●	rigorous security standards and high levels of system performance and availability demanded by our customers.

Our fleet management platform is comprised of a telematics device that incorporates off-the-shelf components, including a cellular modem, GPS receiver and memory capacity sufficient to run our proprietary firmware, which reports vehicle coordinates, time, speed, ignition status, and mileage from satellite readings. This information is collected using an event-based algorithm (allowing the events collected to provide a road hugging presentation on the mapping layers) and then sent to our receivers at third-party data centers via a commercial cellular network. The information is then processed and delivered to our customers providing a wide range of live reporting, mapping, and alerts designed to give customers business intelligence. This information can be accessed by our customers via an internet browser or mobile application as well as be sent to customers by email, an XML feed, or internet services.

Our SaaS platform is deployed using a multi-tenanted architecture that scales rapidly to support additional new subscribers through the addition of incremental commodity processing and storage hardware. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance despite significant subscriber growth. Our existing architecture and infrastructure has been designed with sufficient capacity to meet our current and anticipated future needs.

We use many frameworks, most notably REACT developed by Facebook, and write the majority of our software in industry-standard software programming languages, such as JavaScript, python, PHP and C/C++. All software is deployed for our relational database management system. Apart from these and other third-party industry standard technologies, our fleet management solutions have been specifically built and upgraded by our in-house development team.

Research and Development

The responsibilities of our research and development organization, which consists of 127 full-time employees, include platform management, platform development, quality assurance, and technology operations. Our investment in research and development is core to our business strategy and a key differentiator in the competitive landscape. All of our research and development activities are performed in-house. Our primary research and development organization is based in Singapore. We also have research and development operations in South Africa (where the first versions of our solutions were developed), and Portugal. Based on feedback from our customers and prospects, we work to expand our platform offerings while enhancing and maintaining our core solution technology to adapt to new regulatory compliance requirements, user demands, and emerging trends in the industry. We develop new functionality with a view to full platform deployment for use by all of our customers and avoid bespoke development.

Operations

We physically host our cloud based SaaS platform for our customers principally in five secure third-party data centers located in South Africa, Singapore, the Netherlands, and the United Arab Emirates. These data centers provide us with both physical security, including around-the-clock security personnel, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. Our data centers maintained over 99.9% system uptime during the year ended February 28, 2021. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. We believe our agreements with these third-party data centers are generally consistent with competitive market terms and conditions.

Our platform technology also includes switches, routers, load balancers, IDS/IPS and application firewalls from top-tier suppliers to serve as the networking infrastructure and high levels of security infrastructure for the network environment. We use rack-mounted servers to run our solutions and for content caching. We use storage area network (“SAN”) hardware with fiber channel and solid-state drives at our data center locations. These SAN systems have been architected for high performance and data-loss protection, and we believe that these systems have the capacity and scalability to support our anticipated growth for the foreseeable future.

We leverage a large team of employed installers worldwide to install our telematics devices. On some occasions we may call on third parties to assist with installation. Upon contracting with a new customer, we dispatch the nearest installer to the customer’s place of business or a central location for installation of our telematics devices. Typically, the full installation cycle is accomplished within two to five days from the date of contract. If an telematics device malfunctions in the field, we also use our installers to replace the device.

Our Competition

The rapidly evolving market for our solutions is competitive and highly fragmented in certain of our regions, particularly by geography and customer segment. We compete with point-to-point solution providers as well as other companies with service offerings designed to address similar needs as our solutions that range from small, regional providers to midsized multinational providers to large global providers. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Verizon Connect, WebFleet by Bridgestone (formerly TomTom), Masternaut (a Michelin Group Company) and Fleet Complete for commercial fleet management in Europe; we compete with Tracker, Netstar, MiX Telematics, and CTrack (recently sold by Inseego) for both consumers and commercial customers in South Africa; and we compete with a large and fragmented group of competitors in Asia and Africa. Many larger competitors have entered the market in recent years through acquisitions of competing solutions, such as telecommunications provider Verizon acquiring Fleetmatics, as well as tire companies Bridgestone and Michelin acquiring TomTom and Masternaut, respectively. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources.

We believe that the key competitive factors in our market include:

●	ease of onboarding, initial setup and use;

●	platform functionality, performance and reliability (speed and stability);

●	relevant features that best meet the needs of fleet operators;

●	business intelligence capabilities;

●	technology architecture scalability; and

●	cost.

We believe that our efficient customer acquisition model, data driven business intelligence approach to fleet management, SaaS delivery model, deep domain expertise and large user base enable us to compete effectively. We believe that many of our competitors rely on up-front hardware sales to finance their operations. Their business models are a significant investment hurdle for certain customers. Additionally, many of these competitive offerings are difficult to deploy and use and lack other features required by customers.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. We expect these trends to continue as companies attempt to strengthen or maintain their market positions.

Seasonality

Our business is not materially affected by seasonal trends.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights. We also license technology from third parties. We believe our license agreements for third-party software and other intellectual property are generally consistent with industry standard terms and conditions. See “Risk Factors—Our SaaS platform relies on specific third-party software and any inability to license or use such software from third-parties could render our platform inoperable.” Although the protection afforded by trademark, copyright, and trade secret laws, written agreements and common law may provide some advantages, we believe that the following factors help us to maintain a competitive advantage: the technological skills of our research and development personnel; frequent enhancements to our solutions; and continued expansion of our proprietary technology.

Human Capital

As of February 28, 2021, we had 2,999 full-time employees and 123 part-time employees. 2,048 of our full-time employees are located in South Africa, 207 of our full-time employees are located in Africa-Other, 198 of our full-time employees are located in Europe, and 546 of our full-time employees are located in Asia-Pacific, Middle East and USA. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We also seek to, and have a history of, promoting from within our organization as well as hiring top talent from outside of our company to expand our capabilities. We aim to hire individuals who share our passion, commitment and entrepreneurial spirit. We are also committed to diversity and inclusion because we believe that diversity leads to better outcomes for our business and enables us to better meet the needs of our customers.

C.	ORGANIZATIONAL STRUCTURE

The following table lists the entities which are controlled by the group.

Company Name	Held by	Country of incorporation	% holding 2021	% holding 2020
Cartrack Holdings Limited	Karooooo Ltd	South Africa	68.1	68.1
Carzuka.com Pte Ltd	Karooooo Ltd	Singapore	100.0	-
Carzuka Pte Ltd	Carzuka.com Pte Ltd	Singapore	100.0	-
Cartrack Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Cartrack Technologies Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Cartrack Management Services Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Drive and Save Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Limited	Singapore	100.0	100.0
Cartrack Telematics Proprietary Limited	Cartrack Proprietary Limited	South Africa	49.0	100.0
Veraspan Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Ltd[1]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Carzuka Proprietary Ltd[2]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[3]	Cartrack Proprietary Limited	South Africa	49.0	49.0
Found Proprietary Limited[4]	Cartrack Proprietary Limited	South Africa	-	100.0
Zonke Bonke Telecoms Proprietary Limited[3]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	60.0
Retriever Limited	Cartrack Technologies Pte. Limited	Kenya	100.0	85.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0
Cartrack Investments UK Limited	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0

Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC	Cartrack Technologies Pte. Limited	Philippines	51.0	51.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited[3]	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited[3]	Cartrack Technologies Pte. Limited	Zambia	100.0	-
Cartrack (Mauritius) Ltd[3]	Cartrack Technologies Pte. Limited	Mauritius	100.0	-
Cartrack Vietnam Limited Liability Company[3]	Cartrack Technologies Pte. Limited	Vietnam	100.0	-
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.SP.ZO.O	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack Limitada	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	80.0	80.0

[1]	Previously known as Cartrack Fleet Management Proprietary Limited
[2]	Previously known as Cartrack North East Proprietary Limited
[3]	Dormant
[4]	Previously known as Plexique Proprietary Limited

Loans provided to subsidiary companies which require financial support have been subordinated in favour of third- party creditors of the underlying companies.

During the year, Cartrack disposed of its interest in Found Proprietary Limited to Bumbene House Proprietary Limited for a nominal cash consideration of ZAR100, being the value of the paid-up capital in accordance with the management accounts as at year end.

During the year, Cartrack Technologies Pte. Limited acquired 40% of the shares and voting interest in Cartrack Tanzania Limited, for a cash consideration of USD538,507. As a result, the equity interest in Cartrack Tanzania Limited increased from 60% to 100%.

During the year, the Cartrack Technolgies Pte. Limited acquired 15% of the shares and voting interest in Retriever Limited, for a cash consideration of USD158,303. As a result, the equity interest in Retriever Limited increased from 85% to 100%.

D.	PROPERTY, PLANT AND EQUIPMENT

Our principal executive office in Singapore consists of approximately 1,625 square meters of space under a lease that expires in April 2023. Our offices in Johannesburg, South Africa, include two offices with approximately 6,356 square meters of space under leases that expire in March 2021. We use these facilities for finance, legal, human resources, information technology, sales, marketing and other administrative functions.

We currently have five data center sites providing coverage and high-speed access to all customers. The locations of the data centers are in the Netherlands, United Arab Emirates (Dubai), Singapore, and two in South Africa.

We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate any potential expansion of our operations.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial Information.” The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Cartrack is a leading global provider of real-time mobility data analytics solutions for smart transportation. We offer a comprehensive, cloud-based smart mobility platform for connected vehicles and other assets. Our software-as-a-service (“SaaS”) platform provides our customers with differentiated insights and analytics to optimize their business and workforce, increase efficiency and decrease costs, improve safety, monitor environmental impact, assist with regularity compliance and manage risk. Our business is vertically integrated, which affords us complete autonomy with regards to the development of the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control almost every aspect of our smart device design, platform innovation and software application development, client acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies.

We serve customers in 23 countries across five continents, supporting more than 1.3 million subscribers as of February 28, 2021 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market.

Since our founding, Cartrack has gained vast expertise and enhanced our business in the following areas:

●	Developing new software applications such as fleet management, mobile asset accounting, workforce management, and insurance solutions;

●	Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

●	Expanding our sales and marketing focus to include commercial fleets of all sizes; and

●	Expanding our geographic footprint.

Our single user interface and fully integrated cloud-based platform runs on internally developed and cost-effective smart IoT devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third party technology providers are established to create incremental value to customers in the markets we serve.

We believe that maintaining strong financial discipline and prudent investment of capital provides a strong foundation for growth. For the year ended February 28, 2021, we grew our subscriber base by an additional 179,485 subscribers to 1,306,000 despite the effects of the COVID-19 pandemic. Our business has experienced scale, growth, strong profitability, and capital efficiency in recent years. For the year ended February 28, 2021, we generated subscription revenues of R2,209.0 million compared to subscription revenues of R1,887.7 million for the year ended February 29, 2020, reflecting year-over-year growth of 17%, with subscription revenue representing 96% of total revenue.

Our profit for the year was R497.4 million and R443.5 million, for the years ended February 28, 2021 and February 29, 2020, respectively, reflecting year-over-year growth of 12%. Our Adjusted profit, a non-IFRS measure, which excludes expensed IPO costs of R25.6 million was R523.0 million for the year ended February 28, 2021 and R443.5 million, for the year ended February 29, 2020 reflecting year-over-year growth of 18%. Adjusted EBITDA for the year was R1,127.7 million and R937.5 million for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 20%.

Our operating profit for the year was R726.6 million and R630.9 million for the years ended February 28, 2021 and February 29, 2020, respectively, reflecting year-over-year growth of 15%.

Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth and territorial expansion. For the years ended February 28, 2021 and February 29, 2020, respectively, we generated net cash from operating activities of R937.9 million and R901.2 million, reflecting year-over-year growth of 4%, however, with the reclassification of telematics device inventory and components to property, plant and equipment, the like-for-like comparative would have been R845.8 million and growth would have been 11%. This growth reflects the improved cash generation balanced with a strategic increase in telematics devices and components to mitigate potential supply shortage risks.

Factors Affecting Our Results of Operations

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this annual report titled “Risk Factors.”

Subscriber Growth

We derive substantially all of our revenue from the sale of subscriptions to our SaaS platform. For the year ended February 28, 2021, subscription revenue accounted for 96% of our total revenue compared to 97% for the year ended February 29, 2020. We are focused on growing our subscription revenue by acquiring subscriptions from new customers and retaining and expanding subscriptions with existing customers, as we seek to utilize innovative feature enhancements on our SaaS platform and value-added services as part of our customer acquisition and retention strategy.

We measure our success by our net subscriber base growth. We calculate net subscriber growth as the difference between gross subscriber additions and gross subscriber churn over a given period. For the year ended February 28, 2021, our gross subscriber additions were 360,515 and net subscriber growth was 179,485 compared to gross subscriber additions of 342,238 and net subscriber growth of 165,717 for the year ended February 29, 2020. We were able to deliver double digit revenue growth despite the impact of the COVID-19 pandemic, as compared to the year ended February 28, 2020, primarily due to the success of our distribution infrastructure.

Revenue for the year ended February 28, 2021 grew slower than anticipated with muted subscriber growth in the first half of the year due to COVID-19 imposed operating restrictions, followed by a strong recovery in the third and fourth quarters. Management took an active decision to increase investment for growth during the third and fourth quarters of the year ending February 28, 2021.

We believe an increase in the number of subscribers is an indicator of the demand for our platform, our ability to acquire new customers and our ability to retain customers.

The Asia-Pacific, Middle East and USA segment, and the European segment are our key global growth focus areas. For the year ended February 28, 2021, the Asia-Pacific, Middle East and USA segment and Europe segment recorded a 20% and 12% increase in subscribers, respectively, while South Africa and Africa-Other achieved a 17% and 3% increase in subscribers, respectively, for the same period.

Customer Growth and Customer Retention

We rely on our proprietary internal systems and processes as well as our own sales teams to drive customer growth and minimize third-party risks in acquiring customers. Customer growth is a key driver of subscriber growth (vehicles under subscription contracts).

We offer our SaaS platform to a broad range of customers seeking a variety of mobility solutions. Neither our ability to acquire nor retain customers is dependent on any specific industry, and we have not historically been materially exposed or vulnerable to cyclical or niche business sectors. Moreover, as a result of this industry agnostic approach and our generally consistent ARPU in each region, our customer mix has not materially affected our results of operations. We do, however, monitor our customer mix to ensure that our sales and marketing efforts continue to be effective and evaluate exposure to customer concentration or other material risks in our subscriber base.

We divide our customers base into the following five categories: (i) consumers and sole proprietors, (ii) small businesses, (iii) medium-sized businesses, (iv) large enterprises and (v) other connected devices. We define consumers and sole proprietors as individuals and business owners whose vehicles are used for personal and/or business use. These customers typically have between one to five vehicles under subscription. We define small businesses as commercial customers with up to 24 vehicle subscriptions. We define medium sized businesses as fleets with between 25 and 99 vehicle subscriptions and large enterprises as having fleets with 100 or more vehicle subscriptions. Other connected devices are smart IoT devices or mobile handsets that connect to our platform making use of various applications.

As of February 28, 2021, our customer base was made up of 612,774 consumers and sole proprietor customers, 72,803 small business customers, 2,461 medium-sized business customers and 449 large enterprise customers, compared to 485,843 consumers and sole proprietor customers, 61,754 small business customers, 2,189 medium-sized business customers and 409 large enterprise customers, as of February 29, 2020. Our strategy for generating scale in a region is to initially build customer volume. We subsequently target larger businesses.

As of February 28, 2021, no customer accounted for more than 2.25% of our total revenue, which represented more than 30,000 vehicles under subscription. At an industry level, our car rental customers represented 1.15% of total revenue and just over 15,000 vehicles under subscription as of February 28, 2021, demonstrating our broad industry approach and low customer and industry concentration.

Our 3-year average as at February 28, 2021 for commercial customer retention rate was 95%.

Other important customer and subscriber management information

We also monitor the number of subscribers who have access to the majority of our SaaS platform applications and the number of subscribers who choose to only access our safety and asset tracking applications. For the year ended February 28, 2021, 78% of our total subscribers had access to the majority of our SaaS platform applications and 22% had access only to our safety and asset tracking applications compared to 77% and 23%, respectively, for the year ended February 29, 2020.

For the year ended February 28, 2021, 73% of our total revenues were derived from our South African operations, compared to 73% for the year ended February 29, 2020, respectively. We seek to capitalize on the growth opportunities in our other regional markets, with subscribers currently located in 23 countries worldwide. In addition to driving subscription revenue growth, we believe that our presence across multiple geographic markets and our exposure to multiple industry sectors can mitigate the risk of changing economic conditions.

Cost of Acquiring a Subscriber

We believe that the quality of our SaaS platform and our cost of subscriber acquisition differentiates us from most others in our industry and is an indicator of our ability to achieve sustainable subscriber growth and maintain our margins while continuing to offer compelling pricing to our subscribers. We define cost of subscriber acquisition, which is calculated on a per subscriber basis, as the sum of (i) the cost of the telematics device, (ii) the cost of installation, together with any related labor costs for our automotive technicians and (iii) the cost of the direct sales commission. We believe that our low cost of subscriber acquisition is due to our vertically integrated business model, which allows us to control costs, improve efficiencies and be in direct contact with our customers instead of relying on third parties. We use a proprietary design, development and manufacturing process, and we have a mobile in-house team of field automotive technicians who install our devices at a site convenient to the customer as well as an in-house sales team who are paid commission based salaries.

Our cost of subscriber acquisition for the year ended February 28, 2021 was R1,433 per subscriber addition which is 4% lower than R1,488 for the year ended February 29, 2020. Management continually focuses on driving down this cost through innovation and distribution scale.

As at February 29, 2020 our cost of acquiring a subscriber was R1,488, compared to R1,814 per subscriber for the year ended February 28, 2019, which represents a 18% decrease from period to period. The three year trend has been included to give context.

Salaries paid to our sales team and direct marketing costs are a significant component of the cost of customer acquisition which drives subscriber growth. This cost of customer acquisition which excludes direct commissions that are paid to our sales team, is not capitalized but fully expensed as our sales and marketing function is entirely in-house as part of our vertically integrated business model. If we outsourced our sales and marketing, such expenses would be fully capitalized as sales commissions resulting in a short-term margin benefit. As a result, the cost of expansion could have a negative effect on margins while we grow.

Subscriber Contract Life Cycle

We believe that the average lifetime of a subscriber (a customer’s vehicle on our platform) is an important indicator of our ability drive margin expansion. We complete a detailed actuarial assessment annually on the expected lifecycle of subscriber contracts across the company. Based upon an internal actuarial assessment, the estimated average useful life of a subscriber contract for each of the years ended February 28, 2021 and February 29, 2020 was 60 months. Hence, operating margins are improved the longer our customers take to replace a vehicle in their fleet.

Average Cost to Service a Subscriber

We measure our operational efficiency by calculating the average cost to service a subscriber. We define the cost of servicing a subscriber, which is calculated on a per subscriber basis, as (i) general & administration, plus (ii) research and development, (iii) other cost of sales, divided by (iiii) the average subscriber balance for such period which is calculated as the average of the (a) the opening subscriber balance for the period, plus (b) the closing subscriber balance for a period. We believe that our low average cost of servicing a subscriber is driven by our vertically integrated business model, prudent cost control and the efficiency created by our proprietary business systems.

Our average cost of servicing a subscriber per month for the year ended February 28, 2021 was R58 per subscriber, compared to R61 per subscriber for the year ended February 28, 2020, which represents a 5% decrease from period to period due to growing greater operational scale and our inability to deploy additional capital into expanding our business due to the constraints imposed by the COVID-19 pandemic. We believe expansion costs may increase the cost of servicing a subscriber as we invest in operational support ahead of subscriber growth.

Foreign Currency Fluctuations

We conduct business in multiple countries and currencies, and as a result, the Group is exposed to currency risk to the extent that sales, purchases, and borrowings of the foreign operations are denominated in a currency other than the respective functional currencies of Group companies (comprising the Company and its subsidiaries). The functional currencies of Group companies are primarily the ZAR, USD, Euro, Mozambican metical, the Singapore dollar and Polish zloty.

(Refer to the Risk Factors note on foreign currencies on page 31 and Note 31.2.c on Currency Risk on page F-43)

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. Our global operations are subject to risks associated with actions taken by governmental authorities to restrict certain business operations, trade or travel in response to the pandemic. Although we operate as an essential service in South Africa, Singapore and certain other countries, the pandemic has resulted in extended work stoppages and travel restrictions, decreases in vehicle production schedules, increases in customer defaults, disruptions to our supply chain and other adverse global economic impacts.

Although COVID-19 subdued the Company’s performance specifically during the first two quarters of full year 2021, the subscriber base still grew by 16% for the year. A strong recovery is evident for the last two quarters of the financial year with 130,827 net subscribers added in the second half (compared to 48,658 in the first half of 2021).

Karooooo’s global operations are subject to risks associated with actions taken by governmental authorities as a result of the COVID-19 pandemic. Karooooo is actively monitoring these ongoing and potential impacts of COVID-19 in order to mitigate and minimize the impact on its business.

Key Business Metrics

We review a number of operating and financial metrics, including the following key business metrics, to evaluate the performance of our business, identify trends, formulate business plans, make strategic decisions and assess operational efficiencies. Our calculation of the key business metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of Subscribers

We have demonstrated a history of growing our subscriber base through growth in customers as a result of our proprietary platform with next-generation functionality and software features, sales-centric culture and competitive pricing. We believe that our ability to attract a range of diversified new customers and grow our subscriber base is key to building a sustainable business model. The number of subscribers on our platform directly drives our subscription revenue, which made up 96% of our total revenue for the fiscal year ended February 29, 2021. See “—Subscription Revenue.” We define the number of subscribers at the end of any particular period as the total number of vehicles or other mobile assets using our platform at the end of such period. As of February 28, 2021 and February 29, 2020, we had 1,306,000 and 1,126,515 subscribers, respectively, which represents net subscriber growth of 179,485 or a 16% increase from period to period as a result of gross subscriber sales of 360,515 and gross subscriber churn of 181,030.

As of February 29, 2020, and February 28, 2019, we had 1,126,515 and 960,798 subscribers, respectively, which represents net subscriber growth of 165,717 or a 17% increase from period to period as a result of gross subscriber sales of 342,238 and gross subscriber churn of 176,521.

	As of February 28/29			% Change
	2021	2020	2019	2021	2020

Subscribers (as of end of period)	1,306,000	1,126,515	960,798	16%	17%

Subscription Revenue

Subscription revenue is a key metric we use to evaluate our business, since we derive substantially all of our revenue from the sale of subscriptions to our next-generation SaaS platform. For the years ended February 28, 2021, February 29, 2020 and February 28, 2019, subscription revenue was R2,209.0 million, R1,887.7 million and R1,520.5 million, respectively, which represents a 17% and 24% increase respectively compared to the prior period, as a result of resilient subscriber growth.

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands (1))	(in R thousands)

Subscription Revenue	151,044	2,209,017	1,887,717	1,520,540	17%	24%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Adjusted Earnings Before Interest Depreciation Taxation and Amortization (“Adjusted EBITDA”) (a non-IFRS measure)

In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as profit less finance income plus finance costs, taxation, depreciation and amortization and corporate expenses of Karooooo Ltd. relating to audit fees, computer expenses, subscription fees, bank charges, custody fees, legal and professional fees, loan arrangement fees, certain withholding taxes, exchange losses and any corporate action/IPO costs. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands (1))	(in R thousands)

Profit for the year	34,012	497,420	443,526	361,048	12%	23%
Less: Finance income	(298)	(4,358)	(2,592)	(2,749)	68%	(6)%
Add: Finance costs	636	9,302	16,831	31,438	(45)%	(46)%
Add: Taxation	13,581	198,628	173,157	110,182	15%	57%
Add: Depreciation of property, plant and equipment and amortization of intangible assets	27,268	398,792	295,762	238,515	35%	24%
Add: IPO costs	1,748	25,570	-	-	100%	-
Add: Corporate (2)	160	2,346	10,801	-	(78)%	100%
Adjusted EBITDA (a non-IFRS measure)	77,108	1,127,700	937,485	738,434	20%	27%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates
(2)	We define Corporate as the corporate expenses of Karooooo Ltd. which include audit fees, computer expenses, subscription fees, bank charges, custody fees, legal and professional fees, loan arrangement fees and exchange losses.

For the years ended February 28, 2021 and February 29, 2020, Adjusted EBITDA was R1,127.7 million and R937.5 million, respectively which represents a 20.3% increase period over period, primarily due to consistent profitability as a result of robust subscriber and subscription revenue growth coupled with prudent cost control measures during the early stages of the pandemic, but an increase in expansion costs in the final two quarters of the year in anticipation of accelerated growth.

For the years ended February 29, 2020 and February 28, 2019, Adjusted EBITDA was R937.5 million and R738.4 million, respectively, which represents a 27.0% increase from period to period, largely due to an increase in profitability as a result of strong subscriber and subscription revenue growth with improving operational efficiencies due to the expansion of proprietary internal systems and increase in scale.

Free Cash Flow and Free Cash Flow Margin (a non-IFRS measure)

In addition to our results determined in accordance with IFRS, we believe free cash flow and free cash flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. Free cash flow is a non-IFRS financial measure that we calculate as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity and the ability of the Company to turn revenues into free cash flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. In particular, free cash flow does not reflect any restrictions on the transfer of cash and cash equivalents within the group or any requirement to repay the group’s borrowings and does not take into account cash flows that are available from disposals or the issue of shares. Management therefore takes such factors into account in addition to free cash flow when determining the resources available for acquisitions and for distribution to shareholders. Investors are encouraged to review the related IFRS financial measure and the reconciliation of this non-IFRS financial measure to its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands (1))	(in R thousands)
Net cash generated from operating activities	64,127	937,851	901,224	472,258	4%	91%
Less: purchase of property, plant and equipment	(32,686)	(478,036)	(388,723)	(422,061)	23%	(8)%
Free cash flow (a non-IFRS measure)	31,440	459,815	512,501	50,197	(10)%	921%
Net cash generated from operating activities as a percentage of revenue	41%	41%	46%	28%
Less: purchase of property, plant and equipment as a percentage of revenue	(21)%	(21)%	(20)%	(25)%
Free cash flow margin (a non-IFRS measure)	20%	20%	26%	3%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

We calculate free cash flow as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue.

For the years ended February 28, 2021 and February 29, 2020, free cash flow was R459.8 million and R512.5 million, respectively, which represents a 10% decrease period over period primarily due to a 4% growth in cash generated by operations offset by a strategic increase in telematics devices and components (formerly accounted for as inventory and now classified as property, plant and equipment.)

For the years ended February 29, 2020 and February 28, 2019, free cash flow was R512.5 million and R50.2 million, respectively, which represents an increase of more than 100% from period to period largely due to an increase in profit before taxation, depreciation and amortization and an improvement in working capital management (relating to inventory, trade receivables and trade payables), as well as lower costs for purchasing property, plant and equipment.

Free cash flow margin was 20% and 26%, respectively, for the years ended February 28, 2021 and February 29, 2020 and was 26% and 3%, respectively, for the years ended February 29, 2020 and February 28, 2019, respectively.

Annualized Recurring Revenue (“ARR”) (a non-IFRS measure)

We use ARR, a non-IFRS measure, as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring customer contracts, assuming zero cancellations. We define ARR as the annual run rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by 12. ARR is not adjusted for the impact of any known or projected future customer cancellations, service upgrades or downgrades or price increases or decreases. The amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to subsequent changes in our pricing, service cancellations, upgrades or downgrades and acquisitions or divestitures. Our calculation of ARR may differ from similarly titled metrics presented by other companies. The following table shows our ARR for each of the periods presented calculated using subscription revenue for the last month in each period:

	As at February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands (1))	(in R thousands)

Annualized Recurring Revenue (a non-IFRS measure)	162,537	2,377,108	2,021,880	1,674,522	18%	21%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

As at February 28, 2021 and February 29, 2020, ARR was R2,377.1 million and R2,021,9 million, respectively, which represents a 18% increase from period to period, as a result of strong subscriber growth and a 2% increase in ARPU.

As at February 29, 2020 and February 28, 2019, ARR was R2,021.9 million and R1,674.5 million, respectively, which represents a 21% increase from period to period, as a result of strong subscriber growth and a 2% increase in ARPU.

Average Revenue Per Subscriber (“ARPU”)

ARPU measures the monetization of Karooooo’s platform and is an indicator of pricing efficiency, competitiveness and market positioning. On an annual basis, ARPU is calculated as the average of the four quarterly ARPUs in that year. The group’s ARPU has been fairly consistent since inception more than 15 years ago. Management believes that ARPU of approximately R150 provides attractive margins and sustainable growth in most countries.

The following table shows our historical ARPU for each of the periods presented:

	Year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ (1))	(in R’s)

ARPU for the fiscal year	11	154	151	148	2%	2%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Components of Our Results of Operations

Revenue

Our revenue is substantially derived from the provision of mobility data analytics solutions on a subscription-based model typically under monthly SaaS subscription contracts. Our revenue is driven primarily by the number of assets under subscription to our SaaS platform and the price per asset under subscription contracts. Hardware sales, including sales to our licensees, installation revenue and royalties we receive from our licensees make up a minimal component of total revenue. Our initial per subscriber (or vehicle) contract terms are generally 36 months with automatic monthly renewals thereafter and may not be cancelled without penalty prior to the completion of the initial term. The average duration of our subscription contracts is 60 months. In some instances, we charge our customers for a ratable portion of the contract on a periodic basis, generally in advance on a monthly basis and in certain regions we apply annual escalations to the contract pricing. However, our customers may prepay all or part of their contractual obligations for the full initial contract term.

Cost of Sales

Cost of sales consists primarily of costs related to the depreciation and amortization of capitalized subscriber acquisition costs, which includes the telematics device, the cost of the installation and direct commissions paid to our sales staff. Other components of cost of sales include non-capitalized automotive technician costs, machine to machine (“M2M”) network communications costs and the costs of delivering safety and asset recovery services to our customers, including such costs incurred by our licensees. We capitalize the cost of installed telematics devices and direct sales commissions and depreciate these costs over the expected useful life of the subscriber, which is currently 60 months. We pay commissions to our sales staff only once a telematics device is installed and activated. If a customer subscription agreement is cancelled prior to the end of the expected useful life of the subscriber, the depreciation period is accelerated resulting in the carrying capitalized value being expensed in the then-current period. If an installed telematics device requires replacement for defect, the cost is taken as an expense in the replacement period. Less significant cost of sales items include expenditures incurred in connection with our asset recovery warranty program, (which is determined based on historical loss data observed over a period of at least the past five years) and mapping costs. Our cost of sales is generally driven by the number of assets under subscription and solutions provided. We expect the cost of sales in absolute terms to increase with subscriber growth.

Other Income

Other income substantially consists of the profit on sales of fixed assets and other less significant items.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets consist of bad debts expensed, the movement on the expected credit loss provision and any bad debts recovered.

Operating Expenses

Other operating expenses consist of sales and marketing, research and development and general and administration.

Sales and Marketing

Sales and marketing expenses consist primarily of wages and benefits for sales and marketing personnel, and other marketing, advertising and promotional costs. Marketing and advertising costs consist primarily of pay-per-click advertising with search engines, social media advertising and other online and traditional advertising media, as well as the costs to create and produce these advertisements. Marketing and advertising costs are expensed as incurred.

We expect sales and marketing expenses to increase in absolute terms and to continue to be one of the largest components of operating expenses. Moreover, although sales and marketing expenses may fluctuate as a percentage of subscription revenue from period to period, our long-term target is for sales and marketing expenses to increase as a percentage of our subscription revenue.

General and Administration

General and administration expenses consist primarily of wages and benefits for administrative services, human resources, internal information technology support, executive, legal, finance and accounting personnel; professional fees; expenses for business application software licenses; non-income related taxes; other corporate expenses, such as insurance; and general office related expenses, such as rent and utilities.

In addition to the above, general and administration expenses consist of depreciation relating to other property, plant and equipment, excluding those related to subscriber acquisition costs, which are included in cost of sales, and the amortization of intangible assets relating to purchased computer software infrastructure.

We expect that administration and other expenses will increase as we continue to add personnel in connection with the anticipated growth of our business. In addition, we anticipate that we will also incur additional personnel expenses, professional service fees, including auditing and legal fees, and insurance costs related to operating as a public company in the United States of America. However, notwithstanding these additional expenses, our long-term target is to reduce general and administration expenses as a percentage of subscription revenue.

Research and Development

Research and development expenses consist of wages and benefits for hardware engineers, product management and software development personnel, technology experimental costs and the amortization of intangible assets relating to capitalized development costs. We have focused our research and development efforts on improving ease of use, functionality and technological scalability of our SaaS platform as well as on expanding and developing new offerings. The majority of our research and development employees are located in our development centers in Singapore, South Africa and Portugal. Research and development costs that qualify for capitalization, such as costs related to new generation smart devices and our SaaS platform, are capitalized and amortized over 3 years.

We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars, although they may fluctuate as a percentage of subscription revenue from period to period.

IPO costs

Costs relating directly to the IPO.

Finance Income

Finance income consists of interest earned on positive bank balances.

Finance Costs

Finance costs consist of interest paid on bank overdraft facilities, installment sale obligations, interest bearing loans, lease obligations and interest charges on outstanding taxes.

Taxation

Taxation consists primarily of current and deferred income tax and a minimal component of withholding tax.

Non-Controlling Interest

The non-controlling interest principally relates to the public shareholders in Cartrack Holdings Limited.

Our Segments

We have four operating segments aligned with our geographical business units: (1) South Africa; (2) Africa-Other, consisting of operations in Mozambique, Tanzania, Kenya, Namibia, Nigeria, Botswana, Malawi, Rwanda, Eswatini and Zimbabwe; (3) Europe, consisting of operations in Portugal, Poland and Spain; and (4) Asia-Pacific Middle East and USA, consisting of operations in Singapore, Thailand, the Philippines, Hong Kong, Malaysia, Indonesia, the UAE, New Zealand and the United States. Our operations in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe are conducted by licensees pursuant to franchise agreements entered into between us and Cartrack Botswana (PTY) Ltd., Cartrack Malawi Ltd., ISOC Intersec Security, Cartrack Holdings — Swaziland and Trac-King (PVT) Ltd, for our operations in each of Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, respectively. Under such franchise agreements, the relevant counterparties are granted exclusive territorial licenses to deploy our solutions through the term of such agreement. While such entities are not consolidated into our financial statements, the purchases of equipment from us and royalties which are collected by us are reflected as revenue and any costs associated with such franchise agreements are reflected in our financial statements as cost of sales.

Results of Operations

The following table sets forth our results of operations for the periods presented.

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands (1))	(in R thousands)

Revenue	156,618	2,290,543	1,941,893	1,692,708	18%	15%
Cost of sales	(45,848)	(670,523)	(574,770)	(484,700)	17%	19%
Gross profit	110,771	1,620,020	1,367,123	1,208,008	18%	13%
Other income	148	2,166	1,867	6,279	16%	(70)%
Expected credit losses on financial assets	(5,528)	(80,842)	(54,872)	(45,171)	47%	21%
Operating expenses	(55,712)	(814,782)	(683,196)	(669,197)	19%	2%
Sales and marketing	(16,281)	(238,110)	(177,870)	(177,351)	34%	0%
General and administration	(32,584)	(476,534)	(460,402)	(443,562)	4%	4%
Research and development	(6,847)	(100,138)	(44,924)	(48,284)	123%	(7)%
Operating profit	49,679	726,562	630,922	499,919	15%	26%
Initial public offering costs (“IPO”)	(1,748)	(25,570)	-	-	100%	-
Finance income	298	4,358	2,592	2,749	68%	(6)%
Finance costs	(636)	(9,302)	(16,831)	(31,438)	(45)%	(46)%
Profit before taxation	47,593	696,048	616,683	471,230	13%	31%
Taxation	(13,581)	(198,628)	(173,157)	(110,182)	15%	57%
Profit for the year	34,012	497,420	443,526	361,048	12%	23%

Profit attributable to:
Owners of the parent	21,756	318,183	289,882	236,930	10%	22%
Non-controlling interest	12,256	179,237	153,644	124,118	17%	24%
	34,012	497,420	443,526	361,048	12%	23%

Earnings per share
Basic and diluted earnings per share (R’s)	1.07	15.65	14.26	9.15	10%	56%
Adjusted earnings per share (a non-IFRS measure)
Adjusted basic and diluted earnings per share (a non-IFRS measure) (R’s)	1.16	16.91	14.26	9.15	19%	56%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Comparison of Results for the Year Ended February 28, 2021 and February 29, 2020

Revenue

Revenue increased R348.7 million, or 18%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. Subscription revenue increased by R321.3 million, or 17%, to R2,209.0 million (or 96% of total revenue) for the year ended February 28, 2021 from R1,887.7 million (or 97% of total revenue) for the year ended February 29, 2020. This was primarily due to a 16% increase in net subscribers from 1,126,515 to 1,306,000 for the relevant periods and an increase in ARPU from R151 for the year ended February 29, 2020 to R154 for the year ended February 28, 2021. Net subscriber growth increased 8% from 165,717 for the year ended February 29, 2020 to 179,485 for the year ended February 28, 2021 due to higher gross subscriber additions of 360,515 when compared to the prior year’s 342,238, a year-over-year growth in gross subscriber additions of 5% despite the effects of the COVID-19 pandemic.

Hardware and other revenue increased 50% to R81.5 million (or 4% of total revenue) for the year ended February 28, 2021 from R54.2 million (or 3% of total revenue) for the year ended February 29, 2020 primarily as a result of the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. The group remains focused on bundled sales.

Cost of Sales

Cost of sales increased R95.8 million, or 17%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was primarily due to an increase in the depreciation expense relating to the capitalization of telematics devices of R85.8 million as a result of an increase in bundled subscription sales and increased accelerated depreciation on telematics devices relating to cancelled subscriptions as a result of the COVID-19 pandemic. The amortization of capitalized commission assets increased by R15.7 million and other cost of sales decreased by R9.8 million primarily as a result of a reduction in warranty costs of R2.8 million and a reduction in consumables used for repairs of R3.9 million.

Other Income

Other income increased R0.3 million, or 16%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was due to an increase in the profit on sale of fixed assets of 0.4 million and a decrease in sundry income of R0.1 million.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets increased R26.0 million, or 47%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was due to an increase in expected credit losses in South Africa, Asia-Pacific, Middle East and USA and the European segments of R27.8 million, R4.4 million and R0.8 million respectively while expected credit losses on financial assets decreased in Africa-Other by R7.0 million. Growth in expected credit losses is partly as a result of revenue growth and partly due to pandemic-related bad debt. The method in providing for expected credit losses is consistent with prior years or pre-pandemic conditions. With customers being afforded payment holidays and extended payment terms, the ageing profile of trade receivables has extended which in turn has resulted in the expected credit loss provision being increased.

Operating Expenses

Operating expenses increased R131.6 million, or 19%, for the year ended February 28, 2021 compared to the year ended February 29, 2020 for the reasons set forth below:

Sales and Marketing

	For the year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

Sales and marketing(2)	(16,281)	(238,110)	(177,870)	34%
Sales and marketing as a percentage of subscription revenue	11%	11%	9%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Sales and marketing expenses now include the costs associated with the provision of motor vehicles to sales staff of R11.9 million for the year ended February 28, 2021. An amount of R13.1 million for the provision of motor vehicles to sales staff was allocated to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the comparative amounts is not material.

Sales and marketing costs increased by R60.2 million or 34% as we invested significantly into sales human capital and digital marketing in the second half of the year. Our gross subscriber additions grew 5% from 342,238 for the year ended February 29, 2020 to 360,515 for the year ended February 28, 2021. The R60.2 million increase was due to sales and marketing salaries increasing by R27.8 million, direct marketing expenses increasing by R20.6 million and the reallocation costs associated with the provision of motor vehicles to sales staff of R11.9 million which was historically allocated to general and administration.

Sales and marketing costs as a percentage of subscription revenue increased to 11% for the year ended February 28, 2021 compared to 9% for the year ended February 29, 2020.

General and Administration

	For the year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

General and administration(2)	(32,584)	(476,534)	(460,402)	4%
General and administration as a percentage of subscription revenue	22%	22%	24%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	General and administration expenses now exclude the costs associated with the provision of motor vehicles to sales staff and the amortization of capitalized research and development expenditure. An amount of R13.1 million for the provision of motor vehicles to sales staff and R9.2 million for the amortization of capitalized research and development expenditure was allocated to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the comparative amounts is not material.

General and administration expenses increased by 4% to R476.5 million for the year ended February 28, 2021 from R460.4 million for the year ended February 29, 2020. The increase of R16.1 million is as a result of increased salaries of R40.5 million due to the hiring of additional personnel to support expansion, increased depreciation of other property, plant and equipment of R4.2 million and reduced other operating expenses of R6.1 million with the prior year comparative amount including R9.2m for the amortization of capitalized research and development and R13.1 million in costs associated with the provision of motor vehicles to sales staff.

Other operating expenses referred to above would have reduced further had it not been for R6.8 million in expenses incurred by Karooooo Ltd., which were mostly expenses which were non-operating in nature, such as bank charges, custody fees, legal and professional fees, loan arrangement fees, and exchange losses relating to the corporate operations of Karooooo Ltd.

General and administration now excludes the costs associated with the provision of motor vehicles to sales staff of R11.9 million and the amortization of capitalized research and development of R23.0 million for the year ended 28 February, 2021. These have been prospectively reallocated to sales and marketing and general and research and development costs.

General and administration expenses as a percentage of subscription revenue fell to 22% for the year ended February 28, 2021 compared to 24% for the year ended February 29, 2020.

Research and Development

	For the year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

Research and Development(2)	(6,847)	(100,138)	(44,924)	123%
Research and Development as a percentage of subscription revenue	5%	5%	2%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Research and development now includes the amortization of capitalized research and development expenditure of R23.0 million for the year ended February 28, 2021. An amount of R9.2 million for the amortization of capitalized research and development expenditure was allocated to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the comparative amounts is not material.

Research and development expenditure increased by more than 100% to R100.1 million for the year ended February 28, 2021 compared to R44.9 million for the year ended February 29, 2020. The increase of R55.2 million was made up of an increase in research and development expenditure of R32.2 million and the prospective reallocation of the amortization of capitalized research and development costs of R23.0 million.

For the year ended February 28, 2021, R45.6 million was capitalized against new projects compared with R31.2 million being capitalized for the year ended February 29, 2020.

Research and development costs as a percentage of subscription revenue increased to 5% for the year ended February 28, 2021 compared to 2% for the year ended February 29, 2020.

IPO Costs

Total expected IPO costs amount to ZAR83.7 million of which ZAR34.6 million is expensed and ZAR49.1 million will be set-off against share capital. The costs of the IPO expensed in the fourth quarter of full year 2021 were ZAR25.6 million. It is estimated that a further ZAR9.0 million will be expensed and the remainder will be set-off against share capital in the first quarter of full year 2022.

Finance Income

Finance income increased R1.8 million, or 68%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was primarily due to an increase in interest earned on positive bank balances during the course of the year.

Finance Costs

Finance costs decreased R7.5 million, or 45%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was primarily due to lower loan balances and reduced capitalized lease obligations.

Taxation

Our total effective tax rate for the year ended February 28, 2021 was 28.5%, which increased from 28.1% for the year ended February 29, 2020. This was primarily due to an increase in dividends withholding tax of R12.4 million, as well as additional operating entities becoming profitable and as a result, taxable during the year.

There is no dividends tax in Singapore.

See note 24 to the accompanying consolidated financial statements included elsewhere in this annual report for a detailed reconciliation of the taxation expense.

Non-Controlling Interest

Profit attributable to non-controlling interest, which principally relates to the public shareholders in Cartrack Holdings Limited, increased by R25.6 million or 17%, for the year ended February 28, 2021 compared to the year ended February 29, 2020.

Segment Information

The following table sets forth the subscriber numbers by segment at the end of the periods presented.

	As of February 28/29%
	2021	2020	Change
South Africa	1,013,751	868,736	17%
Africa-Other	62,222	60,128	3%
Europe	111,091	98,928	12%
Asia-Pacific, Middle East and USA	118,936	98,723	20%
Total	1,306,000	1,126,515	16%

The following table sets forth the segment revenue for the periods presented.

	For the year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

South Africa	115,004	1,681,928	1,417,465	19%
Africa-Other	7,241	105,895	115,974	(9)%
Europe	15,034	219,866	173,266	27%
Asia-Pacific, Middle East and USA	19,340	282,854	235,188	20%
Total	156,618	2,290,543	1,941,893	18%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table sets forth the segment subscription revenue for the periods presented.

	For the year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

South Africa	110,881	1,621,636	1,383,980	17%
Africa-Other	6,410	93,752	106,977	(12)%
Europe	14,664	214,459	168,314	27%
Asia-Pacific, Middle East and USA	19,089	279,170	228,446	22%
Total	151,044	2,209,017	1,887,717	17%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table sets forth the segment Adjusted EBITDA for the periods presented.

	For the year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

South Africa	61,111	893,748	747,229	20%
Africa-Other	2,652	38,787	42,098	(8)%
Europe	7,090	103,684	81,782	27%
Asia-Pacific, Middle East and USA	6,255	91,481	66,376	38%
Total (non-IFRS)	77,108	1,127,700	937,485	20%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

South Africa

Segment revenue for South Africa increased R264.5 million, or 19%, for the year ended February 28, 2021 compared to the year ended February 29, 2020, as a result of a R26.8 million or 80% increase in hardware and other revenue as a result of a non-bundled sale to a large enterprise customer and a 17% increase in subscription revenue of R237.7 million as a result of net subscriber growth of 145,015 and an increase in ARPU .

Segment Adjusted EBITDA increased R146.5 million, or 20%, for the year ended February 28, 2021 compared to the year ended February 29, 2020 as a result of subscription revenue growth and operational scale.

Africa-Other

Segment revenue for Africa-Other declined for the year ended February 28, 2021 compared to the year ended February 29, 2020, primarily due to a decrease in subscription revenue of R13.2 million as a result of the COVID-19 pandemic and the region being significantly affected in the final quarter of the year.

The region recorded net subscriber growth of 2,094 in commercial fleet management subscribers, and ARPU decreased when compared to the prior year period as customers were granted relief for the pandemic related trading difficulties.

Segment Adjusted EBITDA was 8% lower for the year ended February 28, 2021 compared to the year ended February 29, 2020.

Europe

Segment revenue for Europe increased R46.6 million, or 27%, for the year ended February 28, 2021 compared to the year ended February 29, 2020, primarily due to an increase in subscription revenue of R46.1 million, and an increase in hardware and other revenue of R0.5 million.

The increase in subscription revenue was primarily due to the weakening of the Rand, net subscriber growth of 12,163 in commercial fleet management subscribers, and an increase in ARPU when compared to the prior year period.

Segment Adjusted EBITDA was 27% higher for the year ended February 28, 2021 compared to the year ended February 29, 2020 which was in line with subscription revenue growth.

Asia-Pacific, Middle East and USA

Segment revenue for Asia-Pacific, Middle East and USA increased R47.7million, or 20%, for the year ended February 28, 2021 compared to the year ended February 29, 2020, primarily due to a 22% increase in subscription revenue of R50.7 million primarily due to net subscriber growth. This growth was partially offset by a decrease in hardware and other revenue of R3.0 million due to a higher proportion of bundled subscription sales.

The increase in subscription revenue was primarily due to net subscriber growth of 20,213 in commercial fleet management subscribers, and a decrease in ARPU when compared to the prior year period.

Segment Adjusted EBITDA was 38% higher for the year ended February 28, 2021 compared to the year ended February 29, 2020 despite the constraints and restrictions of staff movement in the region as a result of the COVID-19 pandemic.

Our investment in the United States is strategic in nature, as it continues to yield key insights that have positively contributed to the Company, despite its relative size.

Comparison of Results for the Year Ended February 29, 2020 and February 28, 2019

Revenue

Revenue increased R249 million, or 15%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. Subscription revenue increased by R367 million, or 24%, to R1,887.7 million (or 97% of total revenue) for the year ended February 29, 2020 from R1,520.5 million (or 90% of total revenue) for the year ended February 28, 2019. This was primarily due to a 17% increase in net subscribers from 960,798 to 1,126,515 for the relevant periods and an increase in ARPU from R148 for the year ended February 28, 2019 to R151 for the year ended February 29, 2020. Net subscriber growth decreased 21% from 209,418 for the year ended February 28, 2019 to 165,717 for the year ended February 29, 2020 due to higher gross subscriber cancellations when compared to the prior year. Despite the decrease in net subscriber growth, we achieved year-over-year growth in gross subscriber additions of 5%.

Hardware and other revenue decreased 69% to R54.2 million (or 3% of total revenue) for the year ended February 29, 2020 from R172.2 million (or 10% of total revenue) for the year ended February 28, 2019 primarily as a result of a higher proportion of bundled subscription sales.

Cost of Sales

Cost of sales increased R90.1 million, or 19%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to an increase in the depreciation expense relating to the capitalization of telematics devices of R51.3 million, offset by a decrease in hardware cost of sales of R44.6 million, each as a result of an increase in bundled subscription sales and reduced hardware costs. Other cost of sales increased by R83.4 million with increases in GSM communication costs, asset recovery costs, mapping costs and partner commissions, partially offset by a reduction in non-capitalized technical installation costs, in line with the increase in subscribers from period to period.

Other Income

Other income decreased R4.4 million, or 70%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to a decrease in the profit on sale of fixed assets of R1.6 million.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets increased R9.7 million, or 21%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to an increase in expected credit losses in the Africa-Other, Asia-Pacific, Middle East and USA and the European segments of R6.5 million, R3.8 million and R1.2 million respectively while expected credit losses on financial assets decreased in South Africa by R1.8 million.

Operating Expenses

Operating expenses increased R14.0 million, or 2.1%, for the year ended February 29, 2020 compared to the year ended February 28, 2019 for the reasons set forth below:

Sales and Marketing

	For the year ended February 28/29			% Change
	2020	2020	2019	2020
	(U.S.$ thousands (1))	(in R thousands)

Sales and marketing	(12,162)	(177,870)	(177,351)	0%
Sales and marketing as a percentage of subscription revenue	9%	9%	12%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Sales and marketing costs remained largely flat despite our gross subscriber additions growing 5% to 342,238 for the year ended February 29, 2020 from 325,426 for the year ended February 28, 2019. The R0.5 million increase was due to sales and marketing salaries increasing by R7.2 million, partially offset by a decrease in marketing expenses by R6.7 million as a result of a planned slow-down in sales headcount growth and greater marketing spend efficiency.

Sales and marketing costs as a percentage of subscription revenue fell to 9% for the year ended February 29, 2020 compared to 12% for the year ended February 28, 2019.

General and Administration

	For the year ended February 28/29			% Change
	2020	2020	2019	2020
	(U.S.$ thousands (1))	(in R thousands)

General and administration	(31,480)	(460,402)	(443,562)	4%
General and administration as a percentage of subscription revenue	24%	24%	29%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

General and administration expenses increased by 4% to R460.4 million for the year ended February 29, 2020 from R443.6 million for the year ended February 28, 2019. The increase in general and administration expenses was due to a R10.8 million increase in expenses incurred by Karooooo Ltd., which were expenses that were mostly non-operating in nature, such as bank charges, custody fees, legal and professional fees, loan arrangement fees, and exchange losses relating to the corporate operations of Karooooo Ltd.

General and administration expenses as a percentage of subscription revenue fell to 24.4% for the year ended February 29, 2020 compared to 29.2% for the year ended February 28, 2019. The realization of economies of scale and increased staff productivity as a result of investment in internal systems resulted in a smaller increase in general and administration expenses than prior years, and accordingly, such expenses were a lower relative portion of subscription revenue compared to prior periods.

Research and Development

	For the year ended February 28/29			% Change
	2020	2020	2019	2020
	(U.S.$ thousands (1))	(in R thousands)

Research and development	(3,072)	(44,924)	(48,284)	(7%)
Research and development as a percentage of subscription revenue	2%	2%	3%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Research and development expenditure decreased by 7.0% to R44.9 million for the year ended February 29, 2020 compared to R48.3 million for the year ended February 28, 2019. However, for the year ended February 29, 2020, R31.2 million was capitalized against new projects compared with R13.6 million being capitalized for the year ended February 28, 2019. Research and development costs as a percentage of subscription revenue fell to 2% for the year ended February 29, 2020 compared to 3% for the year ended February 28, 2019. While research and development expenses charged to operating expenses decreased year-over-year, total capital allocated to research and development increased as a result of the increase in capitalized expenditures.

Finance Income

Finance income decreased R0.2 million, or 6%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to a decrease in interest earned on positive bank balances during the course of the year.

Finance Costs

Finance costs decreased R14.6 million, or 46%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to a decrease in interest expensed on installment sale obligations of R0.6 million relating to the purchase of motor vehicles for our mobile workshops, a decrease in interest expensed on late tax payment of R4.9 million and a decrease in interest expensed on bank overdraft facilities of R15.9 million as a result of higher average bank and cash balances when compared to the prior year, partially offset by an increase in interest expensed on interest bearing loans of R6.8 million.

Taxation

Our total effective tax rate for the year ended February 29, 2020 was 28.1%, which increased from 23.4% for the year ended February 28, 2019. This was primarily as a result of a tax overprovision for the year ended February 28, 2018 relating to commission expenses believed to be non-deductible at the time of computing the tax accrual. These expenses were subsequently determined to be deductible for tax purposes on assessment by the relevant tax authorities. See Note 24 to the accompanying consolidated financial statements included elsewhere in this annual report for a detailed reconciliation of the taxation expense.

Non-Controlling Interest

Profit attributable to non-controlling interest, which principally relates to the public shareholders in Cartrack Holdings Limited, increased by R29.5 million or 23.8%, for the year ended February 29, 2020 compared to the year ended February 28, 2019.

Segment Information

The following table sets forth the subscriber numbers by segment at the end of the periods presented.

	As of February 28/29		% Change
	2020	2019
South Africa	868,736	745,555	17%
Africa-Other	60,128	56,370	7%
Europe	98,928	82,743	20%
Asia-Pacific, Middle East and USA	98,723	76,130	30%
Total	1,126,515	960,798	17%

The following table sets forth the segment revenue for the periods presented.

	For the year ended February 28/29			% Change
	2020	2020	2019
	(U.S.$ thousands (1))	(in R thousands)

South Africa	96,921	1,417,465	1,245,746	14%
Africa-Other	7,930	115,974	115,637	0%
Europe	11,847	173,266	147,592	17%
Asia-Pacific, Middle East and USA	16,081	235,188	183,733	28%
Total	132,779	1,941,893	1,692,708	15%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table sets forth the segment subscription revenue for the periods presented.

	For the year ended February 28/29			% Change
	2020	2020	2019
	(U.S.$ thousands (1))	(in R thousands)

South Africa	94,631	1,383,980	1,116,829	24%
Africa-Other	7,315	106,977	97,605	10%
Europe	11,509	168,314	142,204	18%
Asia-Pacific, Middle East and USA	15,620	228,446	163,902	39%
Total	129,075	1,887,717	1,520,540	24%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table sets forth the segment Adjusted EBITDA for the periods presented.

	For the year ended February 28/29			% Change
	2020	2020	2019
	(U.S.$ thousands (1))	(in R thousands)

South Africa	51,093	747,229	607,285	23%
Africa-Other	2,878	42,098	41,628	1%
Europe	5,592	81,782	57,642	42%
Asia-Pacific, Middle East and USA	4,539	66,376	31,879	108%
Total (non-IFRS)	64,102	937,485	738,434	27%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

South Africa

Segment revenue for South Africa increased R171.7 million, or 14%, for the year ended February 29, 2020 compared to the year ended February 28, 2019, primarily due to a 24% increase in subscription revenue of R267.2 million as a result of net subscriber growth of 123,181 and an increase in ARPU compared to the prior year period. This was partially offset by a decrease in hardware and other revenue of R95.4 million due to a higher proportion of bundled subscription sales resulting in the total revenue growth percentage being lower than subscription revenue growth.

Segment Adjusted EBITDA increased R139.9 million, or 23%, for the year ended February 29, 2020 compared to the year ended February 28, 2019 as a result of subscription revenue growth and cost control.

Africa-Other

Segment revenue for Africa-Other remained flat for the year ended February 29, 2020 compared to the year ended February 28, 2019, primarily due to an increase in subscription revenue of R9.4 million, which was offset by a decrease in hardware and other revenue of R9.0 million due to a higher proportion of bundled subscription sales.

The increase in subscription revenue of R9.4 million was primarily due to net subscriber growth of 3,758 in commercial fleet management subscribers, and an increase in ARPU compared to the prior year period.

Segment Adjusted EBITDA was 1% higher for the year ended February 29, 2020 compared to the year ended February 28, 2019 primarily as a result of our cost control initiatives to cut non-performing and expensive management overhead.

Europe

Segment revenue for Europe increased R25.7 million, or 17%, for the year ended February 29, 2020 compared to the year ended February 28, 2019, primarily due to an increase in subscription revenue of R26.1 million, partially offset by a decrease in hardware and other revenue of R0.4 million due to a higher proportion of bundled subscription sales.

The increase in subscription revenue was primarily due to net subscriber growth of 16,185 in commercial fleet management subscribers, and an increase in ARPU compared to the prior year period.

Segment Adjusted EBITDA was 42% higher for the year ended February 29, 2020 compared to the year ended February 28, 2019 primarily as a result of lower operating expenses through a reduction in non-productive salaries in general and administration, and sales and marketing.

Asia-Pacific, Middle East and USA

Segment revenue for Asia-Pacific, Middle East and USA increased R51.5 million, or 28%, for the year ended February 29, 2020 compared to the year ended February 28, 2019, primarily due to a 39% increase in subscription revenue of R64.5 million primarily due to strong net subscriber growth. This growth was partially offset by a decrease in hardware and other revenue of R13.1 million due to a higher proportion of bundled subscription sales.

The increase in subscription revenue was primarily due to net subscriber growth of 22,593 in commercial fleet management subscribers, and an increase in ARPU compared to the prior year period.

Segment Adjusted EBITDA was more than 100% higher for the year ended February 29, 2020 compared to the year ended February 28, 2019 as a result of the strong growth in subscribers and subscription revenue together with cost management initiatives.

Our investment in the United States is strategic in nature, as it continues to yield key insights that have positively contributed to the Company, despite its relative size.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with IFRS. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

Please refer to Note 2.1 to the accompanying consolidated financial statements included elsewhere in this annual report for information about the critical accounting policies, as well as note 2.2 for a description of our other significant accounting policies.

Useful Life of Capitalized Telematics Devices, Capitalized Commission Assets and Revenue Recognition from Deferred Revenue

We complete a detailed assessment annually on the expected life cycle of subscriber contracts across the Company. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, there has been no change to the estimated average useful life of 60 months of a subscriber contract for the year ended February 28, 2021. Contracts which terminate prior to 60 months result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.

Goodwill

We test goodwill for impairment on an annual basis. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations are performed internally by the group and require the use of various estimates and assumptions regarding discount rates and the future financial performance of the cash-generating units.

Recent Accounting Pronouncements

A discussion of new accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included below and in Note 3 — New standards and interpretations of our consolidated financial statements included elsewhere in this annual report

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the group’s financial statements which could be relevant to the group are disclosed below. The group intends to adopt these new and amended standards and interpretations, when they become effective. These standards, amended standards and interpretations are not expected to have a material impact on the consolidated financial statements in future reporting periods, due to the nature of the group’s business.

Details of amendment	Annual periods beginning on after
Amendments to IFRS 16: COVID-19 related rent concession	1 June 2020
Amendments to IFRS 7 and IFRS 9: Interest rate benchmark reform	1 January 2021
Amendments to IAS 1: Classification of Liabilities as Current or Noncurrent	1 January 2023
Amendments to IFRS 3: Reference to the Conceptual Framework	1 January 2022
Annual improvements to IFRS standards 2018 – 2020	1 January 2022
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policy	1 January 2023
Amendments to IAS 8: Definition of accounting estimates	1 January 2023

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon (A) the last day of the fiscal year in which we had more than $1.07 billion in annual revenue, (B) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th, or (C) the date on which we have issued more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. To the extent that we take advantage of these reduced reporting burdens, the information that we provide shareholders may be different than you might obtain from other public companies in which you hold equity interests.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are our cash generated from operations, cash and cash equivalents on hand and borrowings available under our term loan facility. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totalled R104.9 million and other financial assets totalled R882.4 million as of February 28, 2021.

We believe that our cash generated from operations, cash and cash equivalents on hand and availability under our term loan facility will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. In addition, we may choose to raise additional funds at any time through equity or debt financing arrangements, if required for additional working capital, capital expenditures or other strategic investments. Our belief concerning liquidity is based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of credit or other sources of financing may be reduced, and our liquidity could be adversely affected. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this annual report titled “Risk Factors.” Depending on the severity and direct impact of these factors on us, we may be unable to secure additional financing to meet our operating requirements on terms favorable to us, or at all.

For a discussion of the impact of COVID-19 on our liquidity, see “—COVID-19 Pandemic” above.

	For the year ended February 28/29				% Change
	2021	2021	2020	2019	2021	2020
	(U.S.$ thousands (1))	(in R thousands)

Net cash generated from operating activities (2), (3)	64,127	937,851	901,224	472,258	4%	91%
Net cash utilized by investing activities (4)	(35,398)	(517,691)	(427,436)	(429,215)	21%	(0)%
Net cash (utilized by) / generated from financing activities	(33,232)	(486,012)	(368,230)	83,406	(32)%	(541)%

(1)	For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Net cash generated from operating activities for the years ending 29 and 28 February 2020 and 2019 includes the working capital movement in inventories relating to telematics devices and components on hand. This inventory of telematics devices and components was reclassified to property plant and equipment for the year ending 28 February 2021.
(3)	Net cash generated from operating activities would have increased by 10% as the reclassification would have reduced the 2020 comparative by R55 million to R846 million on a like for like basis.
(4)	Net cash utilized from investing for the year ended 28 February 2021 includes the reclassification of R220.9 million in inventory movement to the purchase of property, plant and equipment.

Operating Activities

Strong net cash generated from operating activities is an important factor in supporting our robust business model, and is an indication of our ability to provide the capital necessary to invest in subscriber growth and territorial expansion.

Net cash generated from operating activities increased R36.6 million, or 4%, for the year ended February 28, 2021 compared to the year ended February 29, 2020, primarily due to an increase in cash generated from operations before working capital changes of R188.5 million and a net decrease in working capital of R82.9 million due to an increase in trade receivables, increase in trade payables, and an increase in deferred revenue. The increase in cash outflows associated with capitalized sales commissions amounted to R31.6 million and an increase in taxation paid of R41.3 million.

Net cash generated from operating activities increased R429.0 million, or 91%, for the year ended February 29, 2020 compared to the prior year period, primarily due to an increase in cash generated from operations before working capital changes of R201.2 million, an improvement in working capital management (relating to inventory, trade receivables and trade payables) of R88.5 million. The investment into internal systems has resulted in improved efficiency, productivity and effectiveness of credit control which has had a positive effect on collections and trade receivables and our next generation hardware has a lower manufactured cost allowing us to hold an optimal level of inventory at a lower cost. This was partially offset by an increase in deferred revenue of R122.1 million, a decrease in the cash flows associated with capitalized sales commissions of R7.0 million and an increase in taxation paid of R3.8 million.

Investing Activities

Net cash utilized by investing activities increased R90.3 million, or 21%, for the year ended February 28, 2021 compared to the prior period, primarily due to the reclassification of the purchase of inventory, to property, plant and equipment, of work in progress and finished goods of uninstalled telematics devices of R69.8 million and an increase in installed telematics devices of R6.4 million. Capitalized research and development increased R11.4 million, investment into other property, plant and equipment increased R13.1 million and proceeds from the disposal of property, plant and equipment increased by R7.8 million. Advances of loans to a related party decreased by R2.6 million compared to the prior period.

Net cash utilized by investing activities decreased R1.8 million, or 0.4%, for the year ended February 29, 2020 compared to the prior year period, primarily due to an increase in capitalized telematics devices of R15.5 million, a decrease in capitalized other property, plant and equipment of R48.8 million, an increase in capitalized research and development costs of R20.6 million and a loan to a related party of R11.0 million.

Financing Activities

Net cash utilized by financing activities increased R117.8 million for the year ended February 28, 2021 compared to the prior period, the increase in dividends paid of R326.1 million during the period and the decrease in loan repayments of R209.6 million.

Net cash utilized by financing activities decreased R451.6 million, or 541%, for the year ended February 29, 2020 compared to the prior year period, primarily due to the repayment of interest-bearing loans of R217.8 million as well as due to the decrease in dividends paid of R56.5 million and the increase in the repayment of finance leases of R48.8 million.

Other Financial Assets

On December 29, 2020, the Group received US$58.5 million (R882 million) from a related party (Orient Victoria Pte Ltd) for the sole purpose of facilitating the Company’s acquisition of the remaining interest in Cartrack Holdings Limited. This amount has been classified as other financial assets and is excluded from cash and cash equivalents in the statement of cash flows. (Refer to Note 14 to the Consolidated Annual Financial Statements, “Other financial asset” on Page F-27)

Indebtedness4

Term Loan Facility

The Term Loan Facility with Rand Merchant Bank was terminated and all outstanding borrowings were repaid in full in February 2021.

Euro Denominated Loan

Our wholly owned subsidiary, Cartrack Portugal, S.A., has a €1.5 million loan from Caixa Geral de Depositos S.A. pursuant to the loan agreement dated December 14, 2018 by and between Cartrack Portugal S.A. and Caixa Geral de Depositos S.A. The loan bears interest at a rate of 3.00% plus 12-month Euribor and payment on the loan is due in equal monthly installments over a five-year period. As of February 28, 2021, R15.9 million remained outstanding under the loan.

Revolving Credit Facility

General

In February 2021, Cartrack Proprietary Limited entered into a revolving credit facility agreement (the “Revolving Credit Facility”) with The Standard Bank of South Africa Limited (“Standard Bank”). The Revolving Credit Facility consists of a R925 million revolving credit funding facility, which includes an uncommitted term facility of R850 million and a committed term facility of R75 million. Each facility matures in a period of three years from the utilization date. As of the date of this annual report, there were no borrowings under the Revolving Credit Facility.

Interest Rate

Both facilities bear interest at the Johannesburg Interbank Average Rate plus 2.05%, provided that with respect to the uncommitted term facility, such rate is subject to variation as determined by Standard Bank in its sole discretion dependent on prevailing market conditions at the time of utilization, as notified by the Standard Bank to the Cartrack Proprietary Limited by no later than the applicable utilization date. Cartrack Proprietary Limited has no obligations to prepay loans under our Revolving Credit Facility and may voluntarily prepay the Revolving Credit Facility, in whole or in part, subject to certain penalties and restrictions.

Covenants

The Revolving Credit Facility contains certain financial maintenance covenants as well as customary negative covenants, including, but not limited to, restrictions on Cartrack Proprietary Limited and its restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, make investments, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.

Events of Default

The Revolving Credit Facility provides that, upon the occurrence of certain events of default, Cartrack Proprietary Limited’s obligations under the agreement and its obligations under the Term Loan Facility may be accelerated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, breach of the financial maintenance covenants, cross-defaults to other material indebtedness, the suspension or cessation of a material part of the business of Cartrack Proprietary Limited, litigation which is reasonably likely to have a material adverse effect and other customary events of default.

Security and Guarantees

Cartrack Proprietary Limited’s borrowings under the Term Loan Facility are guaranteed by Cartrack Holdings Limited and Cartrack Manufacturing Proprietary Limited. Security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender.

Overdraft Facility

In February 2021, Cartrack Proprietary Limited entered into an unsecured R75 million overdraft facility with Mercantile Bank, a division of Capitec Bank Limited (“Mercantile Bank”), pursuant to the Addendum to the Short Term Facility Letter dated February 12, 2021 by and between Cartrack Proprietary Limited and Mercantile Bank (the “Overdraft Facility”). Amounts due under the Overdraft Facility bear interest at Mercantile Bank’s prime lending rate, which as of the date of this annual report was 7.00%, and the overdraft facility expires on January 31, 2022.

As of February 28, 2021, R28.8 million of the facility had been utilized.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

For our disclosure in respect of research and development, technology and intellectual property please refer to Item 4.B. “Information on the Company—Business Overview”

D.	TREND INFORMATION

See Item 4.B. “Information on the Company—Business Overview,” Item 5.A. “Operating and Financial Review and Prospectus—Operating Results” and Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” within this annual report.

Quarterly Financial Information and Other Information

The following table sets forth our unaudited quarterly financial information for each of the nine most recent quarters for the period ended February 28, 2021.We have prepared the unaudited quarterly financial information on a consistent basis with the consolidated financial statements included elsewhere in this annual report. In the opinion of management, the unaudited quarterly financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
Quarterly Subscriber Data	February 28, 2019	May 31, 2019	August 30, 2019	November 30, 2019	February 29, 2020	May 31, 2020	August 30, 2020	November 30, 2020	February 28, 2021
	(subscribers and percentage growth)
Subscribers (as of end of period)	960,798	990,073	1,038,970	1,088,745	1,126,515	1,133,547	1,175,173	1,246,089	1,306,000
Net subscriber growth for the three months	-	29,275	48,897	49,775	37,770	7,032	41,626	70,916	59,911
Growth against comparative prior year quarter	-	-	-	-	-	-76%	-15%	42%	59%

	Three Months Ended
Quarterly Financial Results Data	February 28, 2019	May 31, 2019	August 30, 2019	November 30, 2019	February 29, 2020	May 31, 2020	August 30, 2020	November 30, 2020	February 28, 2021
	(in R thousands)

Revenue	461,976	468,339	469,819	493,165	510,570	534,991	551,144	588,667	615,741
Subscription revenue	410,652	441,496	455,264	488,364	502,593	526,289	541,563	567,189	573,976
Hardware and installation revenue	40,683	20,628	13,315	3,303	358	5,936	5,695	16,886	37,274
Other revenue	10,641	6,215	1,240	1,498	7,619	2,766	3,886	4,592	4,491
Cost of sales	(147,772)	(143,152)	(139,145)	(140,963)	(151,510)	(144,807)	(153,039)	(166,401)	(206,276)
Gross profit	314,204	325,187	330,674	352,202	359,060	390,184	398,105	422,266	409,465
Other income	2,576	1,320	7	1,012	(472)	178	340	838	810
Expected credit losses on financial assets	(17,783)	(12,693)	(12,660)	(14,853)	(14,666)	(27,330)	(10,734)	(18,185)	(24,593)
Operating expenses	(171,276)	(154,897)	(171,472)	(175,447)	(181,380)	(180,762)	(202,224)	(206,701)	(225,095)
Sales and marketing	(54,160)	(43,468)	(45,341)	(45,006)	(44,055)	(49,779)	(52,522)	(61,830)	(73,979)
General and administration	(110,111)	(100,192)	(114,388)	(119,945)	(125,877)	(112,932)	(127,820)	(130,599)	(105,183)
Research and development	(7,005)	(11,237)	(11,743)	(10,496)	(11,448)	(18,051)	(21,882)	(14,272)	(45,933)
Operating profit	127,721	158,917	146,549	162,914	162,542	182,270	185,487	198,218	160,587
IPO costs	-	-	-	-	-	-	-	-	(25 570)
Finance income	533	596	568	442	986	1,443	1,027	1,382	506
Finance costs	(10,355)	(6,786)	(4,223)	(3,229)	(2,593)	(1,577)	(1,760)	(1,496)	(4,469)
Profit before taxation	117,899	152,727	142,894	160,127	160,935	182,136	184,754	198,104	131,054
Taxation	(20,628)	(40,602)	(42,030)	(43,697)	(46,828)	(49,279)	(55,629)	(65,222)	(28,498)
Profit for the year	97,271	112,125	100,864	116,430	114,107	132,857	129,125	132,882	102,556

Profit attributable to:
Owners of the parent	62,454	74,115	62,465	77,456	75,846	87,741	83,736	87,398	59,308
Non-controlling interest	34,817	38,010	38,399	38,974	38,261	45,116	45,389	45,484	43,248
	97,271	112,125	100,864	116,430	114,107	132,857	129,125	132,882	102,556

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of February 28, 2021.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include contractual interest payments.

	Less than 1 year	2 years	3 years	4 years	>5 years	Total
	Figures in rand thousands
At 29 February 2021
Term loans	5,626	5,626	5,157	–	–	16,409
Lease obligations	40,275	28,426	16,168	5,749	12,751	103,369
Trade and other payables	235,510	–	–	–	–	235,510
Loans from related parties	893,338	–	–	–	–	893,338

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information regarding the current members of our board of directors.

Name	Age	Position
Isaias (Zak) Jose Calisto	54	Executive Officer
Morné Grundlingh	45	Executive Officer
David Brown	66	Independent Director and Chairman
Brett Nagle	44	Independent Director
Andrew Leong	46	Independent Director
Kim White	45	Independent Director

Executive Officers

The following table sets forth information regarding our current executive officers.

Name	Age	Position
Isaias (Zak) Jose Calisto	54	Chief Executive Officer
Morné Grundlingh	45	Chief Financial Officer
Richard Schubert	47	Chief Operating Officer
Juan Marais	52	Chief Sales Officer
Carmen Calisto	24	Chief Marketing Officer
Pedro Ventura	33	Chief Technology Officer

The following sets forth certain biographical information with respect to our directors, director nominees and executive officers. Unless otherwise stated, the business address for our directors, director nominees and executive officers is 10 Anson Road, #12-14, International Plaza, Singapore 079903.

Isaias (Zak) Jose Calisto is our Chief Executive Officer and has been a member of our board of directors since May 2018. He has been the Chief Executive Officer of Cartrack Holdings Limited since its founding in 2001. Before founding the Company, Mr. Calisto was a Member of Vehicle Tracking Services, a company specializing in the distribution of telematics services, from 1994 through 2001. Prior to that, Mr. Calisto was a Member of Cell Communications, a company specializing in the distribution of telecommunication services, from 1994 to 1996. Mr. Calisto also completed an accelerated training program at Standard Bank, Africa’s largest lender by assets, from 1986 through 1991. Mr. Calisto studied at the University of South Africa and University of the Witwatersrand.

Morné Grundlingh is our Chief Financial Officer and has been a member of our board of directors since February 2021. Prior to joining Cartrack Holdings Limited in this role in 2017, Mr. Grundlingh provided outsourced CFO services from 2014 through 2016 at CFO on Call, a Singaporean provider of financial management services to private and public businesses on a part-time or interim basis. Prior to that, Mr. Grundlingh was the Head of Treasury in the Asia-Pacific Region for BlackRock. Mr. Grundlingh held various other senior positions at BlackRock between 2007 and 2014 including Head of Treasury for the Asia-Pacific Region. Mr. Grundlingh was also a financial manager at Barclays, a global financial institution, in London and Singapore. Mr. Grundlingh is a Chartered Accountant and holds a Bachelor of Commerce in accounting (with honors) from the University of Johannesburg and a Masters in Accounting and Finance from Birmingham City University.

David Brown has been a member of our board of directors since February 2021. Mr. Brown served as the Chairman of the board of directors of Cartrack Holdings Limited since 2014. He served as Chief Executive Officer for Mercantile Bank Limited, a South African commercial bank, from 2004 to 2013. Prior to that, Mr. Brown served as Managing Director for the Commercial Banking Division of Standard Bank of South Africa Limited, a South African diversified financial services company, from 2000 to 2003 as well as Managing Director of two commercial banks in Africa between 1991 and 1995. Mr. Brown also serves as a non-executive member of Vantage Mezzanine Fund’s Investment Committee, an African-focused mezzanine fund. Mr. Brown holds a Master of Business Administration from the University of Cape Town and a Bachelor of Commerce from the University of South Africa, and also completed the Advanced Management Program at Harvard Business School. We believe Mr. Brown is well qualified to serve as a member of our board of directors given his past experience and his role as Chairman of Cartrack Holdings Limited.

Brett Nagle has been a member of our board of directors since February 2021 and serves as a non-executive director of MAS Real Estate Inc., a real estate investment and development company publicly traded on the JSE. Mr. Nagle also served as a non-executive director of Attacq Limited, a real estate investment and development company publicly traded on the JSE. Mr. Nagle is the founder of Panacea Capital, an investment holding company that focuses on companies listed in the United States and South Africa, which he founded in 2015. Previously, Mr. Nagle served as Head of Investments: South Africa for Royal Bafokeng Holdings, an African community investment company, from 2013 to 2015. Prior to that, Mr. Nagle served as Head of Client Solutions for Rand Merchant Bank, a South African diversified financial services company, from 2004 to 2013. Mr. Nagle is a Chartered Accountant (South Africa). We believe Mr. Nagle is well qualified to serve as a member of our board of directors given his extensive experience as a director for companies that are publicly listed on the JSE.

Andrew Leong has been a member of our board of directors since February 2021 and is currently the co- founder and the Chief Executive Officer of Videre Security Solutions, a software company established in 2016, providing data analytics and cyber security to Singapore. Mr. Leong started his career in Singapore’s Intelligence Agency in 1998 and was head of the cybersecurity division from 1999 until 2005. From 2005 until 2015, Mr. Leong was the Managing Director of Chameleon Associates Pte. Ltd., a company specializing in risk mitigation utilizing predictive profiling. Mr. Leong holds a Bachelor of Applied Sciences in computer engineering from the Nanyang Technology University, Singapore. We believe that Mr. Leong is well qualified to serve as a member of our board of directors given his extensive experience in artificial intelligence and data analytics.

Kim White was appointed to our board on June 25, 2021. Mrs White served as a member of the board of directors of Cartrack Holdings Limited since 2014. Mrs White also served as Chairman of the Audit and Risk Committee and member of the Remuneration Committee for Cartrack Holdings Limited during this time. Mrs White started her career at RSM South Africa and then founded KCE Consulting, an audit and advisory firm in 2001. Mrs White currently holds the position of managing director at this firm. Mrs White holds a Bachelor of accounting science degree, an Honours degree in Accounting Science, a post-graduate certificate in Advanced taxation, a post-graduate certificate in international taxation and a certified financial planner diploma. Mrs White is a registered Chartered Accountant (South Africa). We believe Mrs White is well qualified to serve as a member of our board of directors given her extensive knowledge, leadership, and experience serving on the board of Cartrack Holdings Limited.

Richard Schubert is our Chief Operating Officer. Mr. Schubert joined Cartrack Holdings Limited in 2007 and has held this role at Cartrack Holdings Limited since 2017, and prior to that, served as Chief Information Officer from 2007 through 2017. Mr. Schubert holds a National Higher Diploma in Electronic Engineering from the Technikon of the Witwatersrand.

Juan Marais is our Chief Sales Officer. Before joining Cartrack Holdings Limited in this role in 2004, he was the Chief Executive Officer of Advancor (Pty) Ltd., an insurance brokerage, from 2001 to 2004. Prior to that, Mr. Marais was the Chief Executive Officer of Finance Mart (Pty) Ltd., a financial services company, from 1998 to 2001. Mr. Marais began his career in the insurance industry at Broadstreet Financial Advisory Services, where he was a Managing Member from 1993 to 1998. Mr. Marais holds a Certification in Financial Planning from Milpark Business School.

Carmen Calisto joined the Cartrack Group in February 2020 as Group Chief Marketing Officer. Before joining Cartrack Holdings Limited in this role, she was a Media Activation Executive at Essence Global from 2019-2020, a global data and measurement-driven full service agency. Prior to that, Ms. Calisto interned as an Actuarial Marketer with the Cartrack Group and an Actuarial Advisor at Ernst & Young. She holds a BSc (Honours) in Actuarial Science from Cass Business School and an MSc in Strategic Marketing from Imperial College London.

Pedro Ventura is our Chief Technology Officer. Mr. Ventura joined Cartrack Holdings Limited in 2015 as a senior Software Engineer and he was promoted to Chief Technical Officer in November 2020 assuming full responsibility for the strategic and technical direction of Research and Development and our IT infrastructure. Prior to joining Cartrack, Mr. Ventura held various senior roles in technology and software development including being the founder of Internet Business Solutions & Technologies S.A., an Internet based start-up. Mr. Ventura studied Computer Engineering at the Instituto Superior Técnico in Lisbon.

Family Relationships

Carmen Calisto is the daughter of Isaias (Zak) Jose Calisto.

B.	COMPENSATION

Directors and Executive Officer Compensation

The aggregate compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the year ended February 28, 2021 for services in all capacities was R28.4 million. As of February 28, 2021, the amount we have set aside or accrued to provide pension, retirement or similar benefits to our executive directors was R0.3 million.

The following tables provide information about the compensation paid to our executive officers and directors by Cartrack Holdings Limited with respect to the year ended February 28, 2021:

	Salary and allowances	Other benefits	Retirement fund	Performance bonuses	Director fees	Total
	Figures in rand thousands
At 28 February 2021
Executive Director
IJ Calisto	3,692	-	147	196	-	4,035
M Grundlingh	2,568	-	147	1,480	-	4,195
	6,260	-	294	1,676	-	8,230

Key Management Personnel
DJ Brown	-	-	-	-	1,234	1,234
B Nagle	-	-	-	-	-	-
L T M Andrew	-	-	-	-	-	-
AT Ikalafeng	-	-	-	-	497	497
S Rapeti	-	-	-	-	567	567
K White	-	-	-	-	685	685
B Debski	2,156	-	-	151	-	2,307
J Marais	2,047	120	19	171	-	2,357
J Matias	1,838	3	-	-	-	1,841
E Ong	1,809	290	154	-	-	2,253
R Schubert	2,928	-	-	-	-	2,928
H Louw	1,947	90	123	1,145	-	3,305
Carmen Calisto	721	-	-	-	-	721
Pedro Ventura	1,435	5	-	-	-	1,440
	14,881	508	296	1,467	2,983	20,135
Total	21,141	508	590	3,143	2,983	28,365

C.	BOARD PRACTICES

Board Composition

Our board of directors is composed of six members, of whom Brett Nagle, David Brown, Andrew Leong and Kim White qualify as “independent” under Nasdaq listing rules. Our constitution provides that our board of directors be divided into three classes with staggered terms over a three-year period. Only one class of directors will be available for re-election at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. Our current directors, except for Kim White, who was appointed on June 25, 2021, are divided among the three classes as follows:

●	the Class I directors are David Brown and Andrew Leong, and their terms will expire at the first annual meeting of stockholders held after the Nasdaq listing;

●	the Class II director is Brett Nagle, and his term will expire at the second annual meeting of stockholders held after the Nasdaq listing; and

●	the Class III directors are Isaias (Zak) Jose Calisto and Morné Grundlingh, and their terms will expire at the third annual meeting of stockholders held after the Nasdaq listing.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. For additional information regarding our board of directors, see “Description of Share Capital—Election and Reelection of Directors.”

Kim White was appointed as an additional director in accordance with article 92 of our Constitution, which requires her to retire at the next annual general meeting of shareholders. She will be eligible for re-election but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Audit Committee

The audit committee, which consists of Brett Nagle, David Brown, Andrew Leong and Kim White assists the board in overseeing our accounting and financial reporting processes, the audits of our financial statements and business risk analysis. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See Item 7.B. “Related Party Transactions—Related Person Transaction Policy.” The board of directors has determined that Brett Nagle qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Brett Nagle, David Brown, Andrew Leong and Kim White are independent, as independence is defined under the rules of the SEC and the Nasdaq applicable to foreign private issuers. Brett Nagle acts as chairman of our audit committee.

Compensation and Nomination Committee

The compensation and nomination committee consists of Brett Nagle, David Brown and Andrew Leong and assists the board in identifying and nominating candidates for election to the board of directors; reviews and recommends the compensation arrangements for certain members of our board of directors and administers any equity compensation plan. Andrew Leong is the appointed director to act as chairman of our compensation and nomination committee.

Duties of Directors

Under Singapore law, members of the board of directors of a Singapore company owe certain fiduciary duties towards the company, including a duty to act in good faith in the best interests of the company, a duty to act honestly and to use reasonable diligence in the discharge of the duties of their office. Directors generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors. The company has a right to seek damages if a duty owed by directors is breached.

Foreign Private Issuer and Controlled Company Exemptions

In general, under the Nasdaq corporate governance standards, foreign private issuers, as defined by the rules adopted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Accordingly, we follow certain corporate governance practices of our home country, Singapore, in lieu of certain of the corporate governance requirements of the Nasdaq in respect of the following:

●	the requirement under Section 5605(e)(2) of Nasdaq listing rules that companies must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws;

●	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

●	the requirement under Section 5605(c) of Nasdaq listing rules that a quorum must consist of at least 331∕3 percent of the outstanding shares of a listed company’s common voting stock; and

●	the requirement under Section 5610 of Nasdaq listing rules that a company must have adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NASDAQ corporate governance rules. A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our controlling shareholder and chief executive officer, Zak Calisto, controls a majority of the combined voting power of our outstanding ordinary shares, and will be able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the Nasdaq corporate governance rules.

The “foreign private issuer” exemption and the “controlled company” exemption do not modify the independence requirements for the audit committee, and we comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq rules, which require that our audit committee be composed of at least three directors, all of whom are independent.

If at any time we cease to be a “controlled company” or a “foreign private issuer” under the rules of the Nasdaq and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NASDAQ corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards. See “Description of Share Capital.”

D.	EMPLOYEES

As of February 28, 2021, we had 2,999 full-time employees and 123 part-time employees. 2,048 of our full-time employees are located in South Africa, 207 of our full-time employees are located in Africa-Other, 198 of our full-time employees are located in Europe, and 546 of our full-time employees are located in Asia-Pacific, Middle East and USA. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We also seek to, and have a history of, promoting from within our organization as well as hiring top talent from outside of our company to expand our capabilities. We aim to hire individuals who share our passion, commitment and entrepreneurial spirit. We are also committed to diversity and inclusion because we believe that diversity leads to better outcomes for our business and enables us to better meet the needs of our customers.

E.	SHARE OWNERSHIP

For information regarding the share ownership of our directors and executive officers, please refer to Item 6.B. “—Compensation” and Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information as at May 6, 2021 regarding actual ownership of our ordinary shares by

●	each person or entity we know to own 5% or more of our ordinary shares;
●	each executive officer; and
●	each director.

For purposes of the table below, the percentage ownership calculations are based on 30,951,106 ordinary shares outstanding as of May 6, 2021. To the extent different, beneficial ownership determined in accordance with the rules of the SEC, including voting or investment power with respect to the securities, is described in the footnotes to the table.

	As at May 6, 2021
Name of Owner	Number	Percent

Directors and Executive Officers
Isaias (Zak) Jose Calisto (1)	20,419,294	66.0%
Morne Grundlingh	-	0.0%
David Brown	-	0.0%
Brett Nagle (2)	1,137	0.0%
Andrew Leong	-	0.0%
Richard Schubert	-	0.0%
Juan Marais (3)	3,550,000	11.5%
Carmen Calisto	188	0.0%
Pedro Ventura	-	0.0%
All executive officers and directors as a group (9 persons)	23,970,619	77.5%

Other 5% Shareholders
Gobi Capital LLC (4)	2,050,557	6.6%

Total Ordinary Shares	30,951,106	100.0%

(1)	Mr. Calisto owns 20,419,294 shares, or 66.0%. However, Mr. Calisto and Georgem Holdings (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then Georgem Holdings (Pty) Ltd. will cast all votes in respect of the ordinary shares that Georgem Holdings (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Marais’ 3,550,000 shares may be deemed to be beneficially owned by Mr. Calisto. Therefore, Mr. Calisto may be deemed to beneficially own 23,969,294 shares or 77.5%. Mr. Calisto disclaims beneficial ownership of Mr. Marais’ 3,550,000 ordinary shares.

(2)	Mr. Nagle beneficially owns 1,137 ordinary shares through Jozilite (Pty) Limited and through his immediate family members, which is less than 1% of the issued and outstanding shares of the Company. Jozilite (Pty) Limited is controlled by Mr. Nagle, and accordingly, Mr. Nagle has voting and investment power over the shares held by Jozilite (Pty) Limited.
(3)

Mr. Marais is the beneficial owner of 3,550,000 shares through Georgem Holdings (Pty) Ltd., which corresponds to 11.5% of the issued and outstanding shares of the Company. Mr. Marais and Jennie Allen are directors of Georgem Holdings (Pty) Ltd., and accordingly, Mr. Marais and Ms. Allen share voting and investment power over the shares held by Georgem Holdings (Pty) Ltd. Mr. Calisto and Georgem Holdings (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then Georgem Holdings (Pty) Ltd. will cast all votes in respect of the ordinary shares that Georgem Holdings (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Calisto may be deemed to beneficially own such shares. Mr. Calisto disclaims beneficial ownership of such ordinary shares.

(4)	Gobi Capital LLC is controlled by Bo Shan. Gobi Capital LLC and Bo Shan disclaim beneficial ownership of the ordinary shares listed above except to the extent of any pecuniary interest therein. The business address of Gobi Capital LLC is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

As of May 6, 2021, we had 2 holders of record of our ordinary shares, 1 of which was located in the United States and held approximately 34.31% of our total issued ordinary shares. The U.S. shareholder of record is CEDE & CO., a nominee of The Depository Trust Company. We believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by both holders in the United States and non-U.S. beneficial owners, and include an administrative depositary share register in South Africa holding 9,032,865 ordinary shares.

B.	RELATED PARTY TRANSACTIONS

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transaction Policy

We have adopted a policy requiring approval by the audit committee, subject to certain exceptions, of certain transactions between us and a related person (as defined below). Transactions subject to the policy would include the following transactions in which a related person has or will have a direct or indirect material interest:

●	any transaction or series of transactions with a related person that is material to us or the related person, or
●	any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which we are a party.
For purposes of the policy, “related person” means:

●	any director or executive officer of (i) the Company or (ii) an affiliated entity of the Company;
●	any immediate family member of a director or executive officer of (i) the Company or (ii) an affiliated entity of the Company;
●	any nominee for director of (i) the Company or (ii) an affiliated entity of the Company and the immediate family members of such nominee;
●	a 10% beneficial owner of the Company’s voting securities or any immediate family member of such owner; and
●	enterprises in which a substantial interest in the voting power is owned, directly or indirectly by a person described in any of the immediately preceding four bullet points or over which such a person is able to exercise significant influence.

Related Party Transactions

The information below describes related party transactions we have entered into, which are material to the company or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which the company or any of its affiliates was a party.

Additional information about our related party transactions is included in Note 30 to the audited consolidated financial statements.

Property leases

We lease our office space at 166 Jan Smuts Avenue, Rosebank, Johannesburg, 2196, South Africa and at 11 Keyes Avenue, Rosebank, Johannesburg, 2196, South Africa, pursuant to lease agreements (the “Lease Agreements”) by and between Purple Rain Properties No. 444 Proprietary Limited (“Purple Rain”), and each of (i) Cartrack Proprietary Limited, (ii) Cartrack Manufacturing Proprietary Limited and (iii) Found Proprietary Limited, each dated as of March 1, 2020. Purple Rain is an entity in which our Chief Executive Officer, Isaias (Zak) Jose Calisto, owns an 85% stake. Each Lease Agreement has an initial term of three years and is renewable on an annual basis thereafter. Under the Lease Agreements, the aggregate amount of payments paid to Purple Rain were R12.4 million, R16.4 million and R17.6 million for the years ended February 28, 2021, February 29, 2020 and February 28, 2019, respectively.

Registration Rights Agreement

In connection with the Offering, we entered into a registration rights agreement with our Chief Executive Officer, Isaias (Zak) Jose Calisto. The registration rights agreement grants Mr. Calisto and his designees specified registration rights in connection with any transfer of ordinary shares issuable to us or our affiliates upon conversion of any shares. As a result, Mr. Calisto may require us to use reasonable best efforts to effect the registration under the Securities Act of our ordinary shares that he or his affiliates own, in each case at our own expense. The registration rights agreement also provides that we will indemnify Mr. Calisto in connection with the registration of our ordinary shares.

Loan Arrangements

In February 2020, we entered into an Enterprise Development Loan Agreement with Bumbene House (Proprietary) Limited under which we provided Bumbene House (Proprietary) Limited with a loan in an aggregate amount of R11.0 million. The loan was extended by a further R8.4 million during the current year. Our Chief Executive Officer, Isaias (Zak) Jose Calisto, serves as a trustee of the Kubu Trust that owns 100% of Bumbene House (Proprietary) Limited. Amounts due under this loan bear no interest, have no fixed terms of repayment and are repayable on demand. As of February 28, 2021, R19.4 million of this loan remained outstanding in full.

In July 2019, our Chief Executive Officer, Isaias (Zak) Jose Calisto entered into a loan agreement with Karooooo Ltd. under which Mr. Calisto provided Karooooo Ltd. with a loan in an aggregate amount of R2,739.6 million (the “Karooooo Loan”), which was repayable on demand either in cash or convertible into shares of Cartrack Holdings Limited. The Karooooo Loan arose as part of a series of transactions which facilitated the acquisition of 203,328,943 shares of Cartrack Holdings Limited by Karooooo Ltd. On November 18, 2020, Mr. Calisto entered into a capitalization agreement pursuant to which Mr. Calisto agreed to convert the Karooooo Loan by subscribing for further shares of Karooooo Ltd. Amounts due under this loan bear no interest, have no fixed terms of repayment and are repayable on demand. As of November 18, 2020, the Karooooo Loan was fully converted into shares of Karooooo Ltd.

On December 22, 2020, the Company entered into an agreement with a related party (Orient Victoria Pte Ltd), whereby the related party agreed to lend and advance up to USD65 million for the sole purpose of facilitating the Company’s acquisition of the remaining interest in the subsidiary, Cartrack Holdings Limited. The related party loan bore interest at a rate of 1.25% and was repayable as soon as possible and prior to the Company paying any dividends. On December 29, 2020, the Company received a USD58.5 million (R882 million) loan from Orient Victoria Pte Ltd. This loan was fully repaid on April 22, 2021.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. FINANCIAL STATEMENTS”

LEGAL PROCEEDINGS

To our knowledge, we are not currently a party to any legal proceeding that would have a material adverse effect on our financial condition, results of operations, or liquidity, nor are we aware of any pending legal proceedings, which may have a material adverse effect on our financial condition, results of operations, or liquidity. From time to time in the future, we may become involved in legal proceedings arising in the ordinary course of our business. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to us.

DIVIDENDS AND DIVIDEND POLICY

Dividends are declared at the discretion of our board of directors and we cannot assure you that we will pay any dividends to holders of our ordinary shares, or as to the amount of any such dividends if our board of directors determines to do so.

The Group paid dividends of R418 million (2020: R92 million) during the year ended February 28, 2021 prior to listing on the Nasdaq.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on many factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, the ability of our subsidiaries to distribute funds to us and such other factors as our board of directors may deem relevant. See “Risk Factors—Although Cartrack Holdings Limited has paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.”

We may, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by our board of directors. Subject to our constitution and in accordance with the Singapore Companies Act, our board of directors may, without the approval of our shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of our shareholders.

B.	SIGNIFICANT CHANGES

See note 37 in the notes to the consolidated financial statements attached to this annual report for discussion of subsequent events since the date of our most recent audited financial statements.

Item 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The principal market in which our ordinary shares trade is the Nasdaq Capital Market under the symbol “KARO”.

The secondary market in which our ordinary shares trade is the Johannesburg Stock Exchange (“JSE”) under the symbol “KRO”.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Not applicable.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required by this section, including a summary of certain key provisions of our constitution, has been included previously in our Registration Statement on Form F-1 (Registration No. 333-253625) as filed under the Securities Act with the SEC on February 26, 2021 and has not changed since, and therefore is incorporated by reference to that Registration Statement. A copy of our constitution is attached as Exhibit 1.1 to this annual report.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than as may be described in Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” or elsewhere in this annual report.

D.	EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Singapore that may affect:

·	the import or export of capital including the availability of cash and cash equivalents for use by the Company, or
·	the remittance of dividends, interests or other payments to non-resident holders of the Company’s securities other than those deriving from the U.S.-Singapore double taxation treaty.

The risks associated with exchange controls experienced in the ordinary course of business are described in Item 3.D. “Key Information—Risk Factors.”

E.	TAXATION

TAX CONSIDERATIONS

The following are material Singaporean, South African and U.S. federal income tax considerations relevant to an investment in our ordinary shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Singaporean, South African, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Singaporean Tax Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this annual report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our ordinary shares or of any person acquiring, selling or otherwise dealing with our ordinary shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our ordinary shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our ordinary shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ordinary shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our ordinary shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this annual report accepts responsibility for any tax effects or liabilities resulting from the subscription for, purchase, holding or disposal of our ordinary shares.

Individual Income Tax

An individual is a tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he resides in Singapore.

Individual taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore. All foreign-sourced income received in Singapore on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual. A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 22%.

Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 22%.

Corporate Income Tax

A corporate taxpayer is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business is exercised in Singapore.

Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore. Foreign-sourced income in the form of dividends, branch profits or after June 1, 2003 are exempt from tax if certain prescribed conditions are met, including the following:

(i)	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and
(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore (“IRAS”) with respect to such conditions.

A non-resident corporate taxpayer is subject to income tax on income that is accrued in or derived from Singapore, and on foreign-sourced income received or deemed received in Singapore, subject to certain exceptions.

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt from corporate tax from the year of assessment (“YA”) 2020 onwards. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000, a year for each of the Company’s first three YAs from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

Dividend Distributions

All Singapore-resident companies are currently under the one-tier corporate tax system (“one-tier system”).

Dividends received in respect of our ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore withholding tax, on the basis that we are a tax resident of Singapore and under the one-tier system.

Under the one-tier system, the tax on corporate profits is final and dividends paid by a Singapore resident company are tax exempt in the hands of a shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Ordinary Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore.

Holders of our ordinary shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our ordinary shares is made.

Holders of our ordinary shares who may be subject to this tax treatment should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our ordinary shares.

Stamp Duty

Where our ordinary shares evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration for, or market value of, our ordinary shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is generally payable on the acquisition of our ordinary shares. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore.

Pursuant to recent amendments to the Stamp Duties Act, Chapter 312 of Singapore, stamp duty is payable on certain electronic instruments that effect a transfer of interest in our ordinary shares, where such instruments are regarded or deemed to be executed in Singapore, or executed outside Singapore and received in Singapore. In this regard, an electronic instrument that is executed outside Singapore is received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

On the basis that any transfer instruments in respect of any interests in our ordinary shares (whether traded on Nasdaq or JSE) are executed outside Singapore through the transfer agent(s), share registrar(s) and/or administrative depositary agent(s) in the United States and/or South Africa for registration in our share register(s) and/or administrative depositary register(s) (including branch register(s) of members) maintained in the United States and/or South Africa respectively, no stamp duty should be payable in Singapore on such transfers to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Goods and Services Tax (“GST”)

The sale of our ordinary shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making an exempt supply is generally not recoverable from the Singapore Comptroller of GST.

Where our ordinary shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our ordinary shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ordinary shares will be subject to GST at the standard rate of 7.0%. Similar services rendered by a GST registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

South African Tax Considerations

The following summary describes the principal South African income tax considerations generally applicable to the acquisition, holding and disposal of the Company’s ordinary shares.

This summary is based on the current provisions of the South African Income Tax Act No. 58 of 1962 (“Income Tax Act”), and the prevailing practice adopted by the South African Revenue Service (“SARS”), published in writing prior to the date hereof. This summary does not consider legislative proposals to amend the Income Tax Act. This summary is of a general nature only and is not intended to be legal or tax advice to any particular shareholder. This summary is not exhaustive of all South African income tax considerations. Accordingly, shareholders should consult their own tax advisors as to the tax consequences under the tax laws of the country of which they are resident or otherwise subject to tax.

As used in this registration statement, the term “SA Corporate” means a person in section 64F(1)(a) of the Income Tax Act being “a company which is a resident” for tax purposes in South Africa.

As used in this registration statement, the term “Regulated Intermediary” means a regulated intermediary as contemplated in section 64D of the Income Tax Act.

SA Tax Resident Shareholders

SA Tax Resident Shareholders (i.e. shareholders of the Company who are subject to income tax in South Africa on their worldwide income) will initially be reflected in the administrative depositary share register in South Africa and will not hold their shares through DTC. SA Tax Resident Shareholders who choose to hold their shares through DTC will need to ensure they have sufficient single discretionary allowance in respect of individuals and trusts or foreign direct investment allowance for SA Corporates.

South African dividend tax at 20% will be withheld on any cash dividends declared and paid by the Company to SA Tax Resident Shareholders holding Company ordinary shares listed on the JSE, subject to any applicable exemptions that may apply.

No South African dividend tax will be withheld on any cash dividends declared and paid by the Company to SA Tax Resident Shareholders holding Company ordinary shares through DTC. Such dividends will be subject to income tax in South Africa in the hands of the SA Tax Resident Shareholders.

A controlled foreign company (“CFC”) is a non-South African company in which more than 50% of the participation rights/voting rights are directly or indirectly held/exercisable by SA Tax Residents who are not headquarter companies. Certain profits of CFCs are included in the taxable income of certain SA Tax Resident ordinary shareholders.

The Company’s shares are not held more than 50% by SA Tax Resident ordinary shareholders and thus the Company will not be a CFC directly after the implementation of the Corporate Reorganization.

The shareholder base of the Company, classified either as SA Tax Resident Shareholders or non-SA Tax Resident Shareholders, may vary over time. Where the Company achieves CFC status in future, only those SA Tax Resident Shareholders holding, alone or together with any connected person, 10% or more of the Company’s ordinary shares must include in their taxable income (i.e. impute unless any of the exemptions from imputation apply — see below) their proportion of the “profit” of the Company, with such proportion being their proportional shareholding equivalent to the percentage of their shareholding in the Company’s ordinary shares.

SA Tax Resident Shareholders who, together with connected persons, will acquire more than 10% of the Company’s ordinary shares in future are advised to obtain tax advice regarding whether they will have a South African tax exposure as a result of the Company potentially being a CFC as at that date, having regard to the Company’s shareholder base as at that point in time.

SA Tax Resident Shareholders that dispose of their Company ordinary shares will be subject to either income tax (in the case of share dealers) or capital gains tax (in the case of capital investors).

Non-SA Tax Resident Shareholders

No South African dividend tax will be withheld on any cash dividends declared and paid by the Company to Non-SA Tax Resident Shareholders (i.e. shareholders of the Company who are not subject to income tax in South Africa on their worldwide income) holding Company ordinary shares. Where such shares are registered on the JSE, a specific exemption is applicable in terms of the Income Tax Act, provided that the Non-SA Tax Resident Shareholder has submitted the prescribed information to their Regulated Intermediary or the Company as required in terms of section 64G(2)(a) prior to payment of the relevant cash dividend. Where such shares are registered through the DTC, South African dividend tax is not applicable.

Non-SA Tax Resident Shareholders that dispose of their Company ordinary shares registered on the JSE or through the DTC will not be subject to capital gains tax (in the case of capital investors) in South Africa provided that the Company ordinary shares are not attributable to a permanent establishment of the Non-SA Tax Resident Shareholder in South Africa.

Where the Non-SA Tax Resident Shareholders are share dealers no income tax will be payable on disposal of their Company ordinary shares registered on the JSE or through the DTC as the income will not be from a South African source, provided that the Company ordinary shares are not attributable to a permanent establishment of the Non-SA Tax Resident shareholder in South Africa.

U.S. Federal Income Tax Considerations

The following are certain U.S. federal income tax consequences to the “U.S. Holders” described below of owning and disposing of ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ordinary shares.

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum tax or Medicare contribution tax considerations, or consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ordinary shares as part of a straddle, integrated or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons that own or are deemed to own 10% or more of our stock by voting power or value;
●	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships that own ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal tax laws other than income tax laws (such as U.S. federal estate or gift tax laws). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Except as described below under “— Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company (a “PFIC”) for any taxable year.

Taxation of Distributions

Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders generally should expect that all distributions will be treated as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, (including a minimum holding period requirement), dividends paid by “qualified foreign corporations” to certain non-corporate U.S. investors are taxable at a preferential rate applicable to long-term capital gains. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on certain U.S. securities markets, such as the Nasdaq. The preferential rate does not apply if the non-U.S. corporation is a PFIC for the year the dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the preferential rate and any limitations that may apply in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Dividends will be treated as foreign-source income for foreign tax credit purposes, which may be relevant to U.S. Holders in calculating their foreign tax credit limitation. Foreign currency gain or loss generally will be treated as U.S.-source income or loss for foreign tax credit purposes.

Sale or Other Taxable Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ordinary shares, which will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. The amount of gain or loss will equal the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ordinary shares disposed of, in each case as determined in U.S. dollars. A U.S. Holder’s gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell ordinary shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. Long-term capital gains recognized by non-corporate U.S. Holders are taxed at a rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined based on the average of the quarterly values of its gross assets) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from the sale or exchange of investment property. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including the value of our goodwill, we believe that we were not a PFIC for our taxable year ended February 28, 2021. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which could be volatile). We hold a substantial amount of cash and our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and cash. Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash and financial investments. In addition, the application of the PFIC rules is subject to a number of uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year and any entity in which we own equity interests were also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder would not receive any proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC with respect to such U.S. Holder would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceeded 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available, and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ordinary shares, the U.S. Holder would generally be required to file annual reports on an Internal Revenue Service Form 8621. Substantial penalties and other adverse tax consequences may apply for failure to timely file such reports.U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ordinary shares.

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares or non-U.S. financial accounts through which ordinary shares are held, on Internal Revenue Service Form 8938. Substantial penalties and other tax consequences may apply for failure to timely file such reports. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ordinary shares.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information regarding registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates and interest rates. Please refer to Note 30 to the accompanying consolidated financial statements included elsewhere in this annual report for information about quantitative and qualitative disclosures about market risk.

Foreign Currency Risk

We conduct business in multiple countries and currencies, and as a result, the Group is exposed to currency risk to the extent that sales, purchases, and borrowings of the foreign operations are denominated in a currency other than the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the ZAR, USD, Euro, Mozambican metical, the Singapore dollar and Polish zloty.

(Refer to the Risk Factors note on foreign currencies on page 36 and Note 31.2.c on Currency Risk on page F-39)

At this time, we do not hedge our foreign currency risk.

Interest Rate Risk

Interest rate risk primarily relates to our loan obligations with variable interest rates. For example, amounts outstanding under our Term Loan Facilities accrue interest at variable rates linked to the South African prime rate and 12-month Euribor which exposes us to interest rate risk. Short-term deposits held at banking institutions also carry interest rates at prevailing market conditions.

An increase of 100 basis points at February 28, 2021 would have resulted in R0.16 million in additional interest income.

We have not entered into any financial instruments to mitigate interest rate risk.

Credit Risk

Credit risk primarily results from when a customer fails to meet its contractual obligations, and arises principally from our receivables from customer, cash deposits and cash equivalents. Credit risk is managed by each subsidiary subject to our policies and procedures. A significant percentage of our individual customers pay via direct debit in order to minimize our credit risk.

We evaluate credit risk relating to customers on an ongoing basis using independent ratings, or if independent ratings are not available, we assess the credit quality of our customers by taking into account their financial position, past experience and other factors, including the default risk associated with the country in which the customer operates. Individual risk limits are set based on internal or external ratings in accordance with limits set by our board of directors. The utilization of credit limits is regularly monitored.

We do not have any significant credit risk exposure to any single customer or any group of customers having similar characteristics.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITORY SHARES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	DEFAULTS

Not applicable.

B.	ARREARS AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of February 28, 2021. Based on that evaluation, we concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosures, and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the SEC’s rules for newly public companies.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Not applicable.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended February 28, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on effectiveness of controls and procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The audit committee, which consists of Brett Nagle, David Brown, Andrew Leong and Kim White will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Certain Relationships and Related Party Transactions—Related Person Transaction Policy.” The board of directors has determined that Brett Nagle qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Brett Nagle, David Brown, Andrew Leong and Kim White are independent, as independence is defined under the rules of the SEC and the Nasdaq applicable to foreign private issuers. Brett Nagle acts as chairman of our audit committee.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics is posted on the investor relations page of our website at https://www.karooooo.com/corporate-governance.php. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, as it applies to our executive officers and directors, on our website or in filings under the Exchange Act.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by our principal accountants KPMG LLP, Singapore for fiscal year 2021:

	2021	2021
	(U.S.$ thousands (1))	In R thousands

Audit fees	762	11,139
Tax fees	-	-
All other fees	-	-
Total	762	11,139

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2021 have been translated to U.S. dollars using an exchange rate of R14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Audit fees consist of fees billed or accrued for the annual audit of our consolidated financial statements and the audit of statutory financial statements of our subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements that are services that only an external auditor can reasonably provide.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In preparation for our IPO, we undertook a competitive request for proposal process to select our independent registered public accounting firm for the audit of our financial statements as of and for the year ended February 28, 2021. Following this process, on February 12, 2021, we retained KPMG LLP as our independent registered public accounting firm for the audit of our financial statements for the year ended February 28, 2021 to replace Deloitte & Touche. However, Deloitte & Touche is still engaged to provide services with respect to our financial statements as of February 29, 2020 and February 28, 2019 and for each of the two years in the period ended February 29, 2020 included in this annual report. The decision to change our independent auditors was approved by our board of directors.

Deloitte & Touche issued a report on our audited financial statements for the fiscal years ended February 29, 2020 and February 28, 2019. This report did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent fiscal years and subsequent interim periods preceding our engagement of KPMG LLP, we had no disagreements with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Deloitte & Touche to make reference in connection with its report. During our two most recent fiscal years and the subsequent interim period preceding our change to KPMG LLP from Deloitte & Touche, there were no reportable events as such term is defined in Item 16F(a)(1)(iv) of Form 20-F. During our two most recent fiscal years and subsequent interim periods preceding our engagement of KPMG LLP, neither we, nor anyone acting on our behalf, consulted with KPMG LLP on matters that involved (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any other matter that was either the subject of a disagreement as that term is used in Form 20-F or a reportable event.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Under Nasdaq’s rules, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq. We intend to follow home country practices in lieu of the listing requirements of Nasdaq with regard to the following:

●	the requirement under Section 5605(e)(2) of Nasdaq listing rules that companies must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws;

●	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

●	the requirement under Section 5605(c) of Nasdaq listing rules that a quorum must consist of at least 331∕3 percent of the outstanding shares of a listed company’s common voting stock; and

●	the requirement under Section 5610 of Nasdaq listing rules that a company must have adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available.

Otherwise, we intend to follow the requirements of Nasdaq to the extent possible under Singapore law.

In addition, because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit liability and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules to the extent appropriate.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1 of this annual report.

Item 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1#	Constitution of Karooooo Ltd.	Form F-1	333-253635	3.1	February 26, 2021

2.1#	Specimen Share Certificate	Form F-1/A	333-253635	4.1	March 22, 2021

2.2*	Description of Ordinary Shares

4.1#	Revolving Credit Facility dated February 18, 2021 by and between Cartrack Proprietary Limited, The Standard Bank of South Africa Limited and the parties listed therein as the original guarantors	Form F-1	333-253635	10.1	February 26, 2021

4.2#	Loan Agreement dated July 4, 2019 by and between Isaias (Zak) Jose Calisto and Karoo Pte. Ltd.	Form F-1	333-253635	10.2	February 26, 2021

4.3#	Loan Capitalization Agreement dated November 18, 2020 by and between Isaias (Zak) Jose Calisto and Karooooo Ltd.	Form F-1	333-253635	10.3	February 26, 2021

4.4#	Loan Agreement dated December 22, 2020 by and between Orient Victoria Pte. Ltd. and Karooooo Ltd., as supplemented by the addendum dated February 15, 2021	Form F-1	333-253635	10.4	February 26, 2021

4.5#	Registration Rights Agreement	Form F-1/A	333-253635	10.5	March 22, 2021

4.6#	Form of Deed of Indemnity	Form F-1/A	333-253635	10.6	March 12, 2021

8.1#	List of subsidiaries	Form F-1	333-253635	21.1	February 26, 2021

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Office pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
#	Portions of this exhibit (indicated by asterisks) have been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F on its behalf.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

By:	/s/ Morné Grundlingh
	Name:	Morné Grundlingh
	Title:	Chief Financial Officer

Date: June 28, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

for the Years Ended February 28, 2021, February 29, 2020 and February 28, 2019 — Karooooo Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Karooooo Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Karooooo Ltd. and subsidiaries (the Company) as of February 28, 2021, the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2021, and the results of its operations and its cash flows the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Singapore

June 28, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Karooooo Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Karooooo Ltd and its subsidiaries (the “Company”) as of February 29, 2020, and the related consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows, for each of the years ended February 29, 2020 and February 28, 2019, and the related notes (the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2020, and the results of its operations and its cash flows for each of the years ended February 29, 2020 and February 28, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Johannesburg, South Africa

/s/ Deloitte & Touche

January 29, 2021

We have served as the Company’s auditor since 2019. In 2021 we became the predecessor auditor.

Consolidated Statement of Financial Position

as at February 28, 2021

	Notes	2021	2020
		Figures in Rand thousands
ASSETS
Non-current assets
Goodwill	8	124,152	131,503
Intangible assets	7	59,339	40,739
Property, plant and equipment	5	1,137,192	854,506
Capitalized commission assets	6	201,075	144,549
Loans to related parties	12	19,400	-
Deferred tax assets	9	47,046	106,482
Total non-current assets		1,588,204	1,277,779
Current assets
Inventories	10	-	151,616
Trade and other receivables and prepayments	11	324,170	251,747
Loans to related parties	12	-	11,013
Taxation		15,412	6,511
Cash and cash equivalents	13	104,937	146,591
Other financial asset	14	882,420	–
Total current assets		1,326,939	567,478
Total assets		2,915,143	1,845,257

EQUITY AND LIABILITIES
Equity
Share capital	15	2,739,629	10
Foreign currency translation reserve		9,705	11,851
Retained earnings		815,215	835,978
Investment by owner		-	30,383
Common control reserve	1	(2,709,236)	-
Equity attributable to equity holders of parent		855,313	878,222
Non-controlling interest		427,133	346,913
Total equity		1,282,446	1,225,135
Liabilities
Non-current liabilities
Term loans	16	10,468	17,815
Lease liabilities	17	60,283	54,148
Deferred revenue	18	85,655	55,817
Deferred tax liabilities	9	42,024	85,392
Total non-current liabilities		198,430	213,172
Current liabilities
Term loans	16	5,462	5,154
Trade and other payables	19	281,882	170,972
Loans from related parties	12	891,977	8,362
Lease liabilities	17	38,401	44,849
Taxation		25,615	22,969
Provision for warranties		981	1,679
Deferred revenue	18	161,110	152,965
Bank overdraft	13	28,839	–
Total current liabilities		1,434,267	406,950
Total liabilities		1,632,697	620,122
Total equity and liabilities		2,915,143	1,845,257

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Profit and Loss

for the year ended February 28, 2021

	Notes	2021	2020	2019
		Figures in Rand thousands
Revenue	20	2,290,543	1,941,893	1,692,708
Cost of sales		(670,523)	(574,770)	(484,700)
Gross profit		1,620,020	1,367,123	1,208,008
Other income		2,166	1,867	6,279
Expected credit losses on financial assets		(80,842)	(54,872)	(45,171)
Operating expenses		(814,782)	(683,196)	(669,197)
Sales and marketing		(238,110)	(177,870)	(177,351)
General and Administration		(476,534)	(460,402)	(443,562)
Research and development		(100,138)	(44,924)	(48,284)
Operating profit	21	726,562	630,922	499,919
Initial public offering costs (“IPO”)	38	(25,570)	-	-
Finance income	22	4,358	2,592	2,749
Finance costs	23	(9,302)	(16,831)	(31,438)
Profit before taxation		696,048	616,683	471,230
Taxation	24	(198,628)	(173,157)	(110,182)
Profit for the year		497,420	443,526	361,048

Profit attributable to:
Owners of the parent		318,183	289,882	236,930
Non-controlling interest		179,237	153,644	124,118
		497,420	443,526	361,048
Earnings per share
Basic and diluted earnings per share (Rand)	34.1	15.65	14.26	9.15

Consolidated Statement of Comprehensive Income

for the year ended February 28, 2021

	2021	2020	2019
	Figures in Rand thousands
Profit for the year	497,420	443,526	361,048
OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss in future periods:
Exchange differences on translating foreign operations	(10,240)	35,989	29,928
Other comprehensive income for the year	(10,240)	35,989	29,928
Total comprehensive income for the year net of income tax	487,180	479,515	390,976

Total comprehensive income attributable to:
Owners of the parent	316,037	312,317	254,625
Non-controlling interest	171,143	167,198	136,351
	487,180	479,515	390,976

Consolidated Statement of Changes in Equity

for the year ended February 28, 2021

	Note	Share capital	Common control reserve	Foreign currency translation	Investment by owner	Retained earnings	Total attributable to owner of the parent	Non-controlling interest	Total equity
		Figures in Rand thousands
Balance at March 1, 2018		–	–	(28,279)	30,383	455,598	457,702	137,455	595,157
Profit for the year		–	–	–	–	236,930	236,930	124,118	361,048
Other comprehensive income		–	–	17,695	–	–	17,695	12,233	29,928
Total comprehensive income for the year		–	–	17,695	–	236,930	254,625	136,351	390,976
Transactions with owner, recognized directly in equity Contributions by and distributions to owner Dividends	27	–	–	–	–	(93,930)	(93,930)	(54,585)	(148,515)
Issuance of share capital[1]		10	–	–	–	–	10	–	10
Total transactions with owner		10	–	–	–	(93,930)	(93,920)	(54,585)	(148,505)
Balance at February 28, 2019		10		(10,584)	30,383	598,598	618,407	219,221	837,628
Profit for the year		–		–	–	289,882	289,882	153,644	443,526
Other comprehensive income		–		22,435	–	–	22,435	13,554	35,989
Total comprehensive income for the year		–		22,435	–	289,882	312,317	167,198	479,515
Transactions with owner, recognized directly in equity Contributions by and distributions to owner Dividends	27	–		–	–	(52,502)	(52,502)	(39,506)	(92,008)
Total transactions with owner		–		–	–	(52,502)	(52,502)	(39,506)	(92,008)
Balance at February 29, 2020		10		11,851	30,383	835,978	878,222	346,913	1,225,135
Profit for the year		–		–	–	318,183	318,183	179,237	497,420
Other comprehensive income		–		(2,146)	–	–	(2,146)	(8,094)	(10,240)
Total comprehensive income for the year		–		(2,146)	–	318,183	316,037	171,143	487,180
Transactions with owner, recognized directly in equity Contributions by and distributions to owner Dividends	27	–		–	–	(272,235)	(272,235)	(145,859)	(418,094)
Common control reserve [2]		2,739,619	(2,709,236)	–	(30,383)	–	–	–	–
Total contribution by and distributions to owner		2,739,619	(2,709,236)	–	(30,383)	(272,235)	(272,235)	(145,859)	(418,094)
Reclassification[3]		–	–	–	–	(58,671)	(58,671)	58,671	–
Total transactions with owner		2,739,619	(2,709,236)	–	(30,383)	(330,906)	(330,906)	(87,188)	(418,094)
Changes in ownership interest in subsidiaries
Acquiring interest in subsidiaries without change in control		–	–	–	–	(7,893)	(7,893)	(3,666)	(11,559)
Disposal of interest in subsidiary		–	–	–	–	(147)	(147)	(69)	(216)
Total changes in ownership interest in subsidiaries		–	–	–	–	(8,040)	(8,040)	(3,735)	(11,775)
Balance at February 28, 2021		2,739,629	(2,709,236)	9,705	–	815,215	855,313	427,133	1,282,446

[1]	The issuance of the initial 1,000 shares took place on a non-cash basis and was fully paid in 2020 as reflected in the cash flow statement
[2]	Karooooo acquired control of Cartrack on November 18, 2020 when the loan from Isaias Jose Calisto to Karooooo was extinguished through the issuance of shares. Refer to note 1.

Refer to note 1.

[3]	In November 2014, a change in interest in Cartrack from 88.3% to 68.0% was not accounted for (retained earnings transfer to non-controlling interest (“NCI”)). During the current year, the Group corrected the error prospectively as the impact to comparatives is not material. On April 21, 2021, when Karooooo acquired the minority interest and took control of 100% interest in Cartrack, all NCI relating to the Karooooo minority interest was transferred back to retained earnings.

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended February 28, 2021

	Notes	2021	2020	2019
		Figures in Rand thousands
Cash flows from operating activities
Cash generated from operations	25	1,128,634	1,054,554	635,754
Finance income received	22	4,358	2,592	2,749
Finance costs paid	16	(7,254)	(9,323)	(23,350)
Taxation paid	26	(187,887)	(146,599)	(142,895)
Net cash generated from operating activities		937,851	901,224	472,258
Cash flows from investing activities
Purchase of property, plant and equipment	5	(478,036)	(388,723)	(422,061)
Purchase of property, plant and equipment – Telematics devices		(375,609)	(369,156)	(353,655)
Purchase of property, plant and equipment – Equipment on hand[1]		(69,768)	–	–
Purchase of property, plant and equipment - Other		(32,659)	(19,567)	(68,406)
Proceeds on disposal of property, plant and equipment		14,362	6,532	4,423
Investment in intangible assets	7	(45,630)	(34,245)	(13,636)
Advances of loans to related party		(8,400)	(11,000)	–
Repayment of loans from related party		13	–	2,059
Net cash utilized by investing activities		(517,691)	(427,436)	(429,215)
Cash flows from financing activities
Proceeds from related party loans	16	857,367	–	2,230
Repayment of related party loans	16	(1,512)	–	–
Cash transferred to restricted cash[2]		(857,216)
Acquiring interest in subsidiaries without change in control		(11,559)	–	–
Proceeds from issuance of share capital		–	10	–
Proceeds from term loans obtained		–	–	239,290
Repayment of term loans	16	(8,247)	(217,815)	–
Payments of lease liabilities	16	(46,751)	(58,417)	(9,599)
Dividends paid	27	(418,094)	(92,008)	(148,515)
Net cash (utilized by)/generated from financing activities		(486,012)	(368,230)	83,406
Total cash and cash equivalents movements for the year		(65,852)	105,558	126,449
Cash and cash equivalents as at the beginning of the year	13	146,591	38,144	(95,454)
Translation differences on cash and cash equivalents		(4,641)	2,889	7,149
Total cash and cash equivalents at the end of the year	13	76,098	146,591	38,144

[1]	The Group has capitalized telematics devices designated for installation in customer vehicles which were historically accounted for as inventory. During the current year, the Group revised the classification of the telematic devices to property, plant and equipment (in the categories Capitalized telematic devices – uninstalled and Capitalized telematic devices – work-in-progress), since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to comparative amounts is not material.

[2]	On December 29, 2020, the Group received USD58.5 million (ZAR882 million) from a related party (Orient Victoria Pte Ltd) for the sole purpose of facilitating the Company’s acquisition of the remaining interest in Cartrack Holdings Limited.

The accompanying notes form an integral part of these financial statements.

Accounting Policies

for the year ended February 28, 2021

1.	PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Reporting entity

Karooooo Ltd. (“Karooooo” or “the Company”) was incorporated on May 19, 2018 in the Republic of Singapore and is wholly owned by Isaias Jose Calisto. Cartrack Holdings Limited (“Cartrack”) is a public company that listed on the Johannesburg stock exchange in December 2014. Isaias Jose Calisto is the current CEO of Cartrack. Karooooo acquired an approximate 68 per cent interest in Cartrack effective July 17, 2019.

Through a flow of funds arrangement Karooooo’s acquisition of control of Cartrack was facilitated by Isaias Jose Calisto capitalizing Karooooo, which resulted in a loan from Isaias Jose Calisto that was repayable on demand in either cash or through the receipt of that number of Cartrack shares where the Cartrack share price is the equivalent of ZAR13.44 per share, being the share price at which a mandatory public offer was made pursuant to the acquisition. Subsequent to the acquisition, Karooooo was the legal and beneficial owner of the Cartrack shares. As a consequence of the call option embedded within the loan, Karooooo did not acquire control as defined by IFRS10 Consolidated Financial Statements of Cartrack at that time; instead, control remained with Isaias Jose Calisto.

On November 18, 2020 the loan from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On this date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2,739,619,000 paid-up capital which resulted in a Common control reserve of ZAR2,709,236,000 arising due to the common control transaction.

Since the loan was eliminated as part of the common control transaction it is not presented as a financial liability in the consolidated annual financial statements.

The acquisition of control of Cartrack by Karooooo is considered to be a transaction under common control as ultimately both entities were controlled by Isaias Jose Calisto before and after the transaction. Therefore, the consolidated financial statements have been retrospectively recast to reflect Karooooo’s controlling interest in Cartrack for all previous periods presented. For the period prior to the incorporation of Karooooo the consolidated financial statements reflect Isaias Jose Calisto’s controlling interest in Cartrack, which he held through another personal holding company with no other operations that does not form part of the consolidated Group. There is currently no specific guidance on accounting for common control transactions under International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). In the absence of specific guidance Karooooo elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.

The non-controlling interest principally relates to the public shareholders in Cartrack.

These consolidated annual financial statements comprise the Company and its subsidiaries (collectively the “Group” and individually “Group companies”).

After year end, the share capital of the Company increased from ZAR2,739,629,000 to 7,142,853,000 after the issuing of shares on the NASDAQ and the JSE on April 1, 2021 and April 21, 2021 respectively.

Statement of compliance

The consolidated annual financial statements are prepared in accordance with IFRS.

The policies applied in these consolidated annual financial statements are based on IFRS effective as of February 28, 2021.

The consolidated annual financial statements were approved for issue by the Directors on June 28, 2021.

Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis with the exception of certain financial instruments which have been fair valued.

Functional and presentation currency

These consolidated annual financial statements are presented in South African rand (ZAR), which is the Group’s presentation currency. The Company’s functional currency is in United States Dollars (USD)

All financial information presented has been rounded off to the nearest thousand ZAR, unless otherwise indicated.

2.	ACCOUNTING POLICIES

2.1	Significant judgements and estimates

The Group makes judgements, estimates and assumptions concerning the future when preparing the consolidated annual financial statements. Actual results may differ from these judgements, estimates and assumptions. There are not considered to be any significant judgements which need to be made in applying the Group’s accounting policies or IFRS.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The accounting estimates that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are noted below:

Estimates

i.	Useful life estimates of Capitalized telematics devices, Capitalized commission assets and revenue recognition from deferred revenue.

The Group completes a detailed assessment annually on the expected life cycle of subscriber contracts across the Group. The continued growth in the subscriber base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts. On the basis of the statistical assessment, there has been no change to the estimated average useful life of 60 months of a subscriber contract in the current year. Contracts which terminate prior to 60 months result in accelerated depreciation of the underlying capitalized telematic devices and capitalized commission assets being recognized immediately in profit or loss.

ii.	Goodwill

The Group tests goodwill for impairment on an annual basis. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations are performed internally by the Group and require the use of various estimates and assumptions regarding discount rates and the future financial performance of the cash-generating units.

2.2	Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

a.	Basis of consolidation

The consolidated annual financial statements reflect the financial results of the Group. All financial results are consolidated with similar items on a line-by-line basis. Inter-company transactions, balances and unrealized gains and losses between entities are eliminated on consolidation.

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial results of subsidiaries are consolidated into the Group’s results from acquisition date until loss of control.

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated.

Non-controlling interest

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

b.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision- maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (CEO), who makes strategic decisions.

The Group is organized into geographical business units that engage in business activities from which they earn revenue and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group has four operating segments, each segment providing essentially the same or similar products and services to a homogeneous target market, and for which discrete financial information is available.

Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment. Sales between segments are carried out at cost plus a margin.

c.	Foreign currency translation

i.	Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated annual financial statements are presented in South African Rand (“ZAR”), which is the Group’s presentation currency.

ii.	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the income statement.

Foreign exchange gains/(losses) are classified as net foreign exchange gains and losses in operating expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

iii.	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)	Income and expenses for each income statement presented are translated at average yearly exchange rates;

(iii)	All resulting exchange differences are recognized in other comprehensive income; and

(iv)	Equity items are measured at historical cost at the time of recording, translated at the rate on the date of the recording and are not retranslated to closing rates at reporting dates.

On consolidation, exchange differences arising from the translation of net investments in foreign operations are recognized in other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. A repayment/ capitalization of a net investment loan therefore does not result in any exchange differences being transferred from equity to the income statement unless it is part of a transaction resulting in a loss of control.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences are recognized in other comprehensive income.

d.	Financial instruments

i.	Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through profit or loss or fair value through OCI. Financial assets and financial liabilities are initially measured at fair value. Amortized cost and FVTPL are relevant to the Group.

The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets– Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Group’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated– e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Financial assets–Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses

●	Financial assets at amortized cost. These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

●	The Group classified its financial assets into the loans and receivables at amortized cost.

Impairment of financial assets

IFRS 9 requires the Group to recognize an allowance for Expected credit losses (ECL) for all debt instruments not held at FVTPL.

The Group applies the simplified approach to trade receivables which requires ECLs to be recognized from initial recognition. The provision rates are based on days since invoicing for Grouping that have similar loss patterns. The provision matrix is initially based on the Group’s historical observed default rates and is then adjusted with forward looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

Impairment losses are recognized on an ECL basis and are disclosed separately on the face of the statement of profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are classified as measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) a shorter period, to the amortized cost of a financial liability.

ii.	Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iii.	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

e.	Property, plant and equipment

i.	Recognition and measurement

Property, plant and equipment are measured at historical cost less accumulated depreciation and any accumulated impairment losses.

The cost of telematics devices is capitalized as property, plant and equipment.

In-vehicle capitalized telematics devices are units installed in customers’ vehicles as part of a subscription contract. The telematics device and directly related installation costs are capitalized and depreciated over the expected useful live of the average contract. The related depreciation expense is recorded as part of cost of sales in the Statement of Profit and Loss. If a subscriber contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.

Where subscriber contracts are expected to be in existence for periods significantly shorter than the average useful life of 60 months, these are depreciated over a reduced useful life.

Uninstalled telematics devices are devices not installed and available for installation. Work in progress telematics devices are devices in progress of being manufactured.

ii.	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.

The useful lives applied to the various categories of property, plant and equipment including right of use assets are as follows:

Category	Depreciation method	Average useful life
Property	Straight line	20 – 50 Years
Property – Right of use assets	Straight line	Lease term or useful life whichever is shorter
Property – Leasehold improvements	Straight line	3 years or lease term
Plant, equipment and vehicles	Straight line	4-5 years
IT equipment	Straight line	3 years
Capitalized telematics devices - Installed	Straight line	5 years

The residual value, useful life and depreciation method applicable to each asset category are reviewed at the end of each reporting year. If the expectations differ from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

The carrying amount of property, plant and equipment will be derecognized on disposal or when no future economic benefits are expected from its use. Profit and losses on disposal of any items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized in profit and loss.

Depreciation is recognized from the date that the telematics devices are installed.

f.	Capitalized commission assets

i.	Recognition and measurement

Incremental sales commissions costs which are directly related to a customer contract are capitalized to capitalized commission assets and are measured at cost less accumulated amortization.

ii.	Depreciation

The capitalized commission assets are amortized over the expected useful life of the average contract which is 60 months. If a contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.

The useful lives of items of capitalized commission assets have been assessed as follows:

Item	Amortization method	Average useful life
Capitalized commission assets	Straight line	5 Years

g.	Goodwill

Goodwill is measured at cost less any accumulated impairment losses. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed.

Goodwill is tested annually for impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units that are expected to benefit from the business combination giving rise to goodwill. Each unit or Group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

On disposal of the relevant cash-generating unit or subsidiary, the attributable amount of goodwill is included in the determination of profit or loss on disposal.

h.	Intangible assets

i.	Research and development costs

Product development costs that are directly attributable to the design, testing and development of identifiable hardware and software, controlled by the Group, are recognized as intangible assets when the following criteria are met:

●	It is technically feasible to complete the software or product so that it will be available for use or sale;

●	Management intends to complete the software or product and use or sell it;

●	There is an ability to use or sell the software or product;

●	It can be demonstrated how the software or product will generate probable future economic benefits;

●	Adequate technical, financial and other resources to complete the development and use or sell the software or product are available; and

●	The expenditure attributable to the software or product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the intangible assets include software costs and the costs of personnel whose sole responsibility is their involvement in the Group’s research and development function.

Other development expenditures that do not meet the recognition criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met.

Costs incurred in enhancing current telematics hardware (telematics devices) and software (SaaS platform) are expensed when incurred.

The capitalized development costs are amortized over their estimated useful life which is considered to be three years due to the life cycle of telematics hardware and software applications.

i.	Acquired computer software

Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses are amortized over the expected useful life which is generally three to five years.

i.	Impairment of non-financial assets

The Group’s non-financial assets, other than deferred taxation assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment.

The impairment loss charged to profit or loss is the excess of the carrying amount over the recoverable amount.

Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash-generating unit to which the asset belongs.

With the exception of goodwill, a previously recognized impairment loss will be reversed insofar as estimates change as a result of an event occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

j.	Taxation

i.	Taxation expense

Current and deferred taxes are recognized as income or an expense and included in profit or loss for the period, except to the extent that the taxation arises from:

●	a transaction or event which is recognized, in the same or a different period, to other comprehensive income, or as equity; or

●	a business combination.

In such cases, current and deferred taxes are charged or credited to other comprehensive income.

Dividend withholding taxation is currently payable on dividends distributed to equity holders of the Group at a rate as determined by each country’s jurisdiction. This taxation is not attributable to the Company, but is collected by the Company and paid to the taxation authorities on behalf of the shareholder.

On receipt of a dividend by a company from an investment held in a taxation jurisdiction outside that of the Company, any dividend withholding taxation payable is recognized as part of current taxation.

ii.	Income taxation assets and liabilities

Income taxation for current and prior periods is, to the extent unpaid, recognized as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognized as an asset.

Income taxation liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the taxation rates (and taxation laws) that have been enacted or substantively enacted by the end of the reporting period. The amount of current taxation payable or receivable is the best estimate of the taxation amount expected to be paid or received that reflects uncertainty relating to income taxes.

iii.	Deferred taxation assets and liabilities

Deferred taxation is provided by using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The provision for deferred taxation is calculated using enacted or substantively enacted taxation rates at the reporting date that are expected to apply when the asset is realized or liability settled. A deferred taxation asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred taxation asset can be realized.

The provision of deferred taxation assets and liabilities reflects the taxation consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities. Deferred taxation assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

Unrecognized deferred taxation assets are reassessed at each reporting date and recognized to the extent that becomes probable that future taxable profits will be available against which they can be used.

k.	Leases

At inception of a contract the Group assesses whether contracts contain a lease. A contract contains a lease if control of the use of an asset is obtained in exchange for a consideration.

Should control of the asset be obtained, the Group recognizes a right-of-use-asset and a lease liability at the commencement date of the contract. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date. The right-of-use asset is subsequently depreciated over the lease term.

The lease liability is measured at the present value of lease payments discounted using an incremental borrowing rate.

The Group has elected not to recognize right of use assets and liabilities for short term leases less than twelve months or low value assets which is in accordance with the accounting standard.

The customer does not control the telematics hardware as the use of the units is predetermined to meet the data collection requirements for the software services provided by the Group and the customer does not have the right to operate the asset nor have they designed the asset. Accordingly, the subscription contract arrangement with the customer is not considered to meet the definition of a lease.

l.	Inventories

The Group has capitalized telematics devices designated for installation in client vehicles which were accounted for as inventory. During the current year, the Group revised the classification of the telematic devices to property, plant and equipment (in the categories Capitalized telematic devices – uninstalled and Capitalized telematic devices – work-in-progress), since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to comparative amounts is not material.

Prior period inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories comprises of all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory.

Cost is determined on a weighted average cost basis.

Management considers the condition and usability of inventories on an annual basis to determine whether an allowance for obsolete inventory is required.

m.	Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business.

Trade receivables do not include any significant financing element and as a result are measured initially at the transaction price and are subsequently measured at amortized cost less expected credit losses.

n.	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. For the purpose of the statement of cash flows, bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included in cash and cash equivalents. Bank overdrafts are included within current liabilities on the statement of financial position. Restricted cash is excluded from the statement of cash flows.

o.	Other financial asset

Other financial asset includes restricted cash. Restricted cash is initially recognized at fair value and subsequently measured at amortized cost.

p.	Employee benefits

Short-term employee benefits

Remuneration of employees is charged to profit or loss. Short-term employee benefits are those that are expected to be settled completely within 12 months after the end of the reporting period in which the services have been rendered. Short-term employee benefit obligations are measured on an undiscounted basis and are charged to profit or loss as the related service is provided. An accrual is recognized for accumulated leave, incentive bonuses and other employee benefits when the Group has a present legal or constructive obligation as a result of past service provided by the employee, and a reliable estimate of the amount can be made.

q.	Provisions and contingencies

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The Group offers stolen vehicle warranties of up to ZAR1 million in the event of the non-recovery of a stolen vehicle, subject to various terms and conditions. The provision for future warranty claims is based on known claims at year end and takes into account the historic claims to payment ratio.

r.	Revenue

IFRS 15: Revenue from Contracts with Customers establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring a good or service.

IFRS 15 requires entities to exercise judgement, taking into consideration all the relevant facts and circumstances when applying each step of the revenue recognition model to contracts with customers. The standard also specifies the accounting for costs directly related to obtaining a customer contract.

The Group principally generates revenue from providing a full-stack smart mobility software-as-a-service (“SaaS”) platform for connected vehicles and other assets. The underlying revenue arises from the SaaS contract arrangements with its customers.

Hardware sales

Hardware revenue is recognized when control of the telematics unit was transferred to the customer which occurred upon installation on the customer’s vehicle. The payment terms is generally 30 days.

Installation revenues

Installation revenue is recognized when the device is successfully installed, which occurs at the same time that control of the hardware is transferred to the customer, which occurs upon installation on the customer’s vehicle. Customers are invoiced when the devices are installed and payment terms is generally 30 days.

Subscription revenues

Revenues arising from the SaaS service is recognized as the service is provided over the contractual term. Customers are invoiced monthly in advance and invoices are payable on presentation.

Prior to a change in its standard subscription contract in May 2019, control of the telematics device was transferred to the customer pursuant to certain contracts hereinafter referred to as the “standard option” (previously the “cash option”). For standard option contracts the Group identified three performance obligations: hardware sales; installation thereof and SaaS services. Revenue was allocated to each performance obligation based upon the relative standalone selling price. Prior to May 2019 the Group also provided a minimum term option (previously “rental option”) where control of the telematics device was not transferred to the customer.

For minimum term option (previously “rental option”) contracts entered into prior to May 2019, and for all contracts entered into following the change in the standard option contract in May 2019 control of the telematics device is not transferred to the customer. The Group considers such arrangements to contain a single performance obligation. Contracts are typically for a 36-month term and then renewable on a monthly basis thereafter on the same pricing terms. The contracts are cancellable upon the payment of a cancellation fee and in the event of cancellation the Group retrieves the telematics device for use on another contract. Any non-refundable amounts received at the inception of the contract are recognized over the expected term of the customer relationship.

The Group has assessed whether its subscription contract arrangements contain a significant financing component and it was determined that the contracts do not have a significant financing component because the difference between the timing of when the cash is received and the services are transferred to the customer is not to provide the customer with a benefit of financing.

Miscellaneous SaaS and other contract fees

The Group sometimes makes miscellaneous SaaS charges to customers to maintain the telematic devices, process administrative changes to contractual terms, or for contract cancellation. Such charges are recognized and invoiced when they arise and payment terms are generally 30 days.

Motor Dealership Embedded Devices

The Group installs devices into motor dealership vehicles free of charge, but ownership of the embedded devices remains with the Group. In prior years, such devices were recognized as inventory under the category of “in-vehicle inventory’’ in anticipation of a future subscription contract. As at February 28, 2021, such “in-vehicle inventory” is classified as “capitalized telematics devices - uninstalled” (see note 5). In some cases, installed devices are removed from dealership vehicles and returned to capitalized telematics devices – uninstalled.

Although the group does collect certain upfront fees from its customers, these fees represent an insignificant proportion of the total transaction price, and therefore the Company has concluded that the amount invoiced each month for subscription services reasonably represents the value to customers of the group’s performance completed to date. Therefore, revenue is recognized for the amount to which the group has a right to invoice and the group qualifies for the practical expedient provided in IFRS 15:B16. Accordingly, as permitted by IFRS 15:121, the quantitative disclosures about the group’s remaining performance obligations (future subscription services) are not provided.

When the motor dealership sells the motor vehicle to a customer, a customer may sign a SaaS subscription contract. Subscription revenue will then be recognized as the service is provided. If the customer does not sign a subscription contract the cost of the device will be recognized immediately in cost of sales.

Since control of the embedded device is not transferred to the customer and the customer does not have the ability to determine how and for what purpose the device is used, the Group has concluded that its contracts do not contain a lease arrangement.

s.	Interest income

Interest is recognized, in profit or loss, using the effective interest rate method.

t.	Interest expense

Interest is recognized in profit or loss when incurred, using the effective interest rate method.

u.	Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Diluted earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

v.	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the share issuance of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of an equity transactions is accounted for in accordance with IAS 12 “Income Taxes”.

Treasury shares

Treasury shares held by the Group are recognized at cost and included as a deduction from equity. These shares are treated as a deduction from the weighted average number of shares. Distributions received on treasury shares are eliminated on consolidation.

w.	Government Grants

Government grant relates to Research and Development (“R&D”) incentives and various COVID-19 relief government initiatives. Grants that compensate the Group for expenses incurred are recognized in profit or loss as ‘contra expenses’ on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

3.	NEW STANDARDS AND INTERPRETATIONS

3.1	New standards and interpretations

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements which could be relevant to the Group are disclosed below. The Group intends to adopt these new and amended standards and interpretations, when they become effective. These standards, amended standards and interpretations are not expected to have a material impact on the consolidated annual financial statements in future reporting periods, due to the nature of the Group’s business.

Details of amendment	Annual periods beginning on after
Amendments to IFRS 16: COVID-19 related rent concession	June 1, 2020
Amendments to IFRS 7 and IFRS 9: Interest rate benchmark reform	January 1, 2021
Amendments to IAS 1: Classification of Liabilities as Current or Noncurrent	January 1, 2023
Amendments to IFRS 3: Reference to the Conceptual Framework	January 1, 2022
Annual improvements to IFRS standards 2018 – 2020	January 1, 2022
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policy	January 1, 2023
Amendments to IAS 8: Definition of accounting estimates	January 1, 2023

3.2 Amended standards and interpretation

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after March 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Group.

Conceptual Framework for Financial Reporting

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the International Accounting Standards Board (“IASB”) in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.

Notes to the Consolidated Financial Statements

for the year ended February 28, 2021

4.	SEGMENT REPORTING

The Group is organized into geographical business units and has four reportable segments. The operating segments are based on geographical locations. The Chief Operating Decision Maker (CODM) monitors the operating results of its segments separately for the purpose of making decisions about resource allocation and performance assessment.

Segment assets and liabilities are not split between long term and current as this segment information is not reviewed on such basis by CODM.

The Group’s manufacturing entity manufactures products and distributes them to each of the operating segments. Support entities in South Africa and Asia are responsible for development of our hardware and software platforms and provide technical support and distribution support to each of the operating segments. All intergroup transactions are eliminated in the “Eliminations” and “Inter-segment revenue” columns and the margin generated by the support entities, net of any unrealized profit, is allocated to the geographic region where the external revenue is recorded by support entities. Franchise fees charged between South Africa and Africa-Other which are included in inter-segment revenue are done on a basis which takes into account the extent of services undertaken by each of the parties.

Segment results were fundamentally evaluated in the current and prior year based on subscription revenue and Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) as the profit or loss measures. Adjusted EBITDA is defined as the profit for the year excluding depreciation of property, plant and equipment and amortization of intangible assets, finance income, finance costs, income taxes, corporate expenses and IPO costs as presented in the reconciliation table below.

The segment’s revenue, depreciation and Adjusted EBITDA information provided to the Group CEO, for the reportable segments for the year ended February 28, 2021 is as follows:

	Subscription revenue	Hardware and other revenue before eliminations	Eliminations	Inter- segment revenue	Hardware and other revenue after eliminations and inter- segment	Total revenue	Depreciation and amortization	Adjusted EBITDA
	Figures in Rand thousands
Geographical business units
2021
South Africa	1,621,636	338,832	(272,601)	(5,939)	60,292	1,681,928	314,517	893,748
Africa-Other	93,752	6,204	-	5,939	12,143	105,895	7,896	38,787
Europe	214,459	9,184	(3,777)	-	5,407	219,866	63,743	103 ,684
Asia-Pacific, Middle East and USA	279,170	165,072	(161,388)	-	3,684	282,854	59,593	91,481
Total by Segment	2,209,017	519,292	(437,766)	-	81,526	2,290,543	445,749	1,127,700
Geographical business units
2020
South Africa	1,383,980	335,692	(294,723)	(7,484)	33,485	1,417,465	243,989	747,229
Africa-Other	106,977	1,513	–	7,484	8,997	115,974	6,152	42,098
Europe	168,314	14,092	(9,140)	–	4,952	173,266	40,193	81,782
Asia-Pacific, Middle East and USA	228,446	69,893	(63,151)	–	6,742	235,188	36,690	66,376
Total by Segment	1,887,717	421,190	(367,014)	–	54,176	1,941,893	327,024	937,485

Geographical business units
2019
South Africa	1,116,829	623,382	(486,604)	(7,861)	128,917	1,245,746	201,988	607,285
Africa-Other	97,605	10,171	–	7,861	18,032	115,637	3,372	41,628
Europe	142,204	11,463	(6,075)	–	5,388	147,592	33,488	57,642
Asia-Pacific, Middle East and USA	163,902	49,389	(29,558)	–	19,831	183,733	22,663	31,879
Total by Segment	1,520, 540	694,405	(522,237)	–	172,168	1,692,708	261,511	738,434

There are no customers which contribute in excess of 10% of Group revenue.

Reconciliation of Adjusted EBITDA to profit for the year

	2021	2020	2019
	Figures in Rand thousands
Adjusted EBITDA	1,127,700	937,485	738,434
Depreciation of property, plant and equipment	(372,936)	(282,976)	(236,510)
Amortization of intangible assets	(25,856)	(12,786)	(2,005)
Corporate expenses	(2,346)	(10,801)	-
Operating profit	726,562	630,922	499,919
IPO costs	(25,570)	-	-
Finance income	4,358	2,592	2,749
Finance costs	(9,302)	(16,831)	(31,438)
Profit before taxation	696,048	616,683	471,230
Taxation	(198,628)	(173,157)	(110,182)
Profit for the year	497,420	443,526	361,048

Capital expenditure*

	2021	2020	2019
	Figures in Rand thousands
South Africa	360,192	308,936	360,935
Africa-Other	5,638	9,427	8,360
Europe	47,100	50,974	32,448
Asia Pacific, Middle East and USA	110,736	53,631	33,954
Total by segment	523,666	422,968	435,697
Corporate	-	-	-
Total	523,666	422,968	435,697

*	Capital expenditure as per the statement of cash flows includes additions of property, plant and equipment and intangible assets.

Total assets by segment

	2021	2020
Total assets	Figures in Rand thousands
South Africa	1,214,369	1,145,039
Africa-Other	176,441	196,156
Europe	309,205	275,290
Asia-Pacific, Middle East and USA	341,765	227,968
Total by segment	2,041,780	1,844,453
Corporate	873,363	804
Total	2,915,143	1,845,257

Total non-current assets by segment

	2021	2020
	Figures in Rand thousands
South Africa	990,167	820,658
Africa-Other	85,770	96,263
Europe	262,548	221,840
Asia Pacific, Middle East and USA	249,719	139,018
Total by segment	1,588,204	1,277,779
Corporate	-	-
	1,588,204	1,277,779

Total liabilities by segment

	2021	2020
	Figures in Rand thousands
Total liabilities
South Africa	464,411	405,238
Africa-Other	59,513	56,088
Europe	98,351	90,547
Asia Pacific, Middle East and USA	110,069	68,205
Total by segment	732,344	620,078
Corporate	900,353	44
Total	1,632,697	620,122

5.	PROPERTY, PLANT AND EQUIPMENT

Figures in Rand thousands	Property	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in-Progress[1]	Capitalized telematics devices – Uninstalled[1]	Capitalized telematics devices - Installed	Total
2021

Owned assets
Cost	35,824	92,314	58,450	104,475	116,422	1,842,405	2,249,890
Accumulated depreciation	(18,082)	(72,163)	(33,180)	-	-	(1,080,972)	(1,204,397)
Carrying Value	17,742	20,151	25,270	104,475	116,422	761,433	1,045,493

Right-of-use-assets
Cost	89,840	54,396	19,109	-	-	-	163,345
Accumulated depreciation	(37,207)	(20,403)	(14,036)	-	-	-	(71,646)
Carrying Value	52,633	33,993	5,073	-	-	-	91,699

Total	70,375	54,144	30,343	104,475	116,422	761,433	1,137,192

2020

Owned assets
Cost	22,364	23,073	-	-	-	1,485,475	1,530,912
Accumulated depreciation	(14,893)	(16,142)	-	-	-	(776,594)	(807,629)
Carrying Value	7,471	6,931	-	-	-	708,881	723,283

Right-of-use-assets
Cost	66,130	124,893	63,793	-	-	-	254,816
Accumulated depreciation	(22,797)	(65,055)	(35,741)	-	-	-	(123,593)
Carrying Value	43,333	59,838	28,052	-	-	-	131,223

Total	50,804	66,769	28,052	-	-	708,881	854,506

Reconciliation of the carrying value of property, plant and equipment – 2021

Figures in Rand thousands	Property	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in-Progress[1]	Capitalized telematics devices – Uninstalled[1]	Capitalized telematics devices - Installed	Total

Owned assets
Opening Balance	7,471	6,931	-		-	708,881	723,283
Reclassification from inventory[1]	-	-	-	91,483	60,133	-	151,616
Additions	14,841	2,437	15,381	242,116	18,382	184,879	478,036
Transfers	-	-	-	(229,124)	38,394	190,730	-
Disposals	-	(5,548)	(364)	-	-	(7,259)	(13,171)
Depreciation	(3,984)	(2,389)	(4,043)	-	-	(312,549)	(322,965)
Translation Adjustments	(586)	1,416	-	-	(487)	(3,249)	(2,906)
Reclassification rights-of-use assets	-	17,304	14,296	-	-	-	31,600
Closing Balance	17,742	20,151	25,270	104,475	116,422	761,433	1,045,493

Right-of-use-assets
Opening Balance	43,333	59,838	28,052	-	-	-	131,223
Additions	33,149	12,923	-	-	-	-	46,072
Disposals	(1,521)	-	-	-	-	-	(1,521)
Depreciation	(22,373)	(19,400)	(8,198)	-	-	-	(49,971)
Translation Adjustments	45	(2,064)	(485)	-	-	-	(2,504)
Reclassification to owned assets	-	(17,304)	(14,296)				(31,600)
Closing Balance	52,633	33,993	5,073	-	-	-	91,699

Total	70,375	54,144	30,343	104,475	116,422	761,433	1,137,192

[1]	The Group has capitalized telematics devices designated for installation in customer vehicles which were historically accounted for as inventory. During the current year, the Group revised the classification of the telematic devices to property, plant and equipment (in the categories Capitalized telematic devices – uninstalled and Capitalized telematic devices – work-in-progress), since they represent tangible items that are held for use in the supply of services and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to comparative amounts is not material.

Reconciliation of the carrying value of property, plant and equipment – 2020

Figures in Rand thousands	Property	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in-Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Total

Owned assets
Opening Balance	7,037	5,755	-	-	-	549,982	562,774
Additions	4,158	3,587	-	-	-	369,156	376,901
Disposals	(257)	(210)	-	-	-	-	(467)
Depreciation	(3,735)	(2,549)	-	-	-	(226,811)	(233,095)
Translation Adjustments	268	348	-	-	-	16,554	17,170
Closing Balance	7,471	6,931	-	-	-	708,881	723,283

Right-of-use-assets
Opening Balance	38,139	70,960	29,279	-	-	-	138,378
Additions	22,285	10,708	11,822	-	-	-	44,815
Disposals	(784)	(2,097)	(2,436)	-	-	-	(5,317)
Depreciation	(18,476)	(20,286)	(11,119)	-	-	-	(49,881)
Translation Adjustments	2,169	553	506	-	-	-	3,228
Closing Balance	43,333	59,838	28,052	-	-	-	131,223

Total	50,804	66,769	28,052	-	-	708,881	854,506

6.	CAPITALIZED COMMISSION ASSETS

	2021			2020
Figures in Rand thousands	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value

Capitalized sales commissions	346,861	(145,786)	201,075	245,718	(101,169)	144,549
Total	346,861	(145,786)	201,075	245,718	(101,169)	144,549

Reconciliation of the carrying value of capitalized sales commissions – 2021

Figures in Rand thousands	Opening balance	Additions	Translation adjustments	Amortization	Closing balance
	Figures in Rand thousands
2021
Capitalized sales commissions	144,549	95,999	7,484	(46,957)	201,075

Reconciliation of the carrying value of capitalized sales commissions – 2020

Figures in Rand thousands	Opening balance	Additions	Translation adjustments	Amortization	Closing balance
	Figures in Rand thousands
2020
Capitalized sales commissions	108,547	64,437	2,827	(31,262)	144,549

The Group capitalizes sales commission costs arising from activated subscription contracts.

7.	INTANGIBLE ASSETS

	2021			2020
Figures in Rand thousands	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value

Product development costs	83,566	(29,922)	53,644	46,452	(9,385)	37,067
Computer software	15,546	(9,851)	5,695	11,029	(7,357)	3,672
Total	99,112	(39,773)	59,339	57,481	(16,742)	40,739

Staff costs of ZAR41.0 million (2020: ZAR31.2 million) have been capitalized to product development costs with regard to the development of new generation telematics hardware and platform software which was deployed in the current year.

Reconciliation of the carrying value of intangible assets – 2021

Figures in Rand thousands	Opening balance	Additions	Translation Adjustment	Amortization	Disposal	Closing Balance
	Figures in Rand thousands
Product development costs	37,067	40,977	(1,414)	(22,986)	-	53,644
Computer software	3,672	4,653	240	(2,870)	-	5,695
	40,739	45,630	(1,174)	(25,856)	-	59,339

Reconciliation of the carrying value of intangible assets – 2020

Figures in Rand thousands	Opening balance	Additions	Translation Adjustment	Amortization	Disposal	Closing Balance
	Figures in Rand thousands
Product development costs	13,636	31,178	1,403	(9,150)	-	37,067
Computer software	4,822	3,067	(214)	(3,636)	(367)	3,672
	18,458	34,245	1,189	(12,786)	(367)	40,739

8.	GOODWILL

Goodwill is allocated to the following cash generating units (CGUs): Mozambique, Portugal, Spain, Asia and Africa - Other.

	Mozambique	Portugal	Spain	Other	Total
	Figures in Rand thousands
Balance at March 1, 2019	63,085	27,928	19,796	11,289	122,098
Translation adjustments	4,899	2,449	1,736	321	9,405
Balance at February 29, 2020	67,984	30,377	21,532	11,610	131,503
Translation adjustments	(10,752)	1,815	1,286	300	(7,351)
Balance at February 28, 2021	57,232	32,192	22,818	11,910	124,152

Impairment testing

The Group performs its annual impairment test at the end of each financial year, or more frequently if there are indications that goodwill may be impaired. No impairment was identified in the current year which is consistent with the conclusions reached in 2020.

The Group considers the relationship between its market capitalization and its equity attributable to equity holders of the parent, among other factors, when performing the annual test of impairment. At February 28, 2021, the market capitalization of the Group exceeded the value of equity by ZAR17.0 billion (2020: ZAR5.9 billion).

The recoverable amount of each cash-generating unit (CGU) with the exception of the Other CGUs is determined using a discounted cash flow valuation technique, which requires the use of various estimates. Each of the cash flow projections are based on forecasts over a five-year period, which have been approved by senior management. The Other CGUs are valued on an earnings multiple basis.

The key estimates used for the value in use calculations and sensitivity to changes in assumptions are as follows:

Key estimates	CGU	2021		2020
Revenue growth rate
This is the average annual compound growth rate in revenue that is derived from management’s forecast and is based on external available information, such as GDP and inflation rate data within the region.	Mozambique Portugal Spain	11 10 16	% % %	7 3 3	% % %

The growth rate applied for revenue is considered to be the main driver of profitability and hence free cash flow. CGUs are at different maturity levels in their business cycles and hence will reflect considerably different growth rates. The various geographical markets the CGUs operate within also have differences in their economies which have been taken into consideration. The growth rate determined by management is based on historical data from both external and internal sources and is consistent with reported global telematics growth forecasts for the medium to long term and with the assumptions that a market participant would make.

Terminal growth rate
The estimated rate of growth after the five-year forecast period. This rate is informed primarily by external forecasts about economic activity by region. Changes in these rates are reflective of changes in market views on the economic growth in those regions.	Mozambique Portugal Spain	9 1 1	% % %	5 2 2	% % %

Discount rate
The rate reflects the specific risks relating to the country and industry in which the entity operates. These rates were determined using externally available information. The rates were determined using the Capital Asset pricing model and adjusting for risk. The rate is a pre-tax rate and the value in use has been determined on a pre-tax basis.	Mozambique Portugal Spain	31 17 20	% % %	35 16 15	% % %

Sensitivity analysis

The Group has applied a 50 basis point increase and decrease to the discount rates used in the impairment testing which does not result in impairment, however, the headroom on the goodwill balance attributable to Spain and Mozambique is limited when applying this sensitivity analysis.

9.	DEFERRED TAXATION

	Note	2021	2020
		Figures in Rand thousands
Deferred taxation liability		(42,024)	(85,392)
Deferred revenue		44,790	-
Property, plant and equipment and capitalized commission assets		(117,686)	(85,392)
Lease obligations		12,119	-
ECL provision on trade receivables		11,302	-
Other		7,451	-

Deferred taxation asset		47,046	106,482
Deferred revenue		6	25,476
Property, plant and equipment and capitalized commission assets		37,479	9,361
Inventory [1]		-	26,018
Tax losses		6,115	16,356
Lease obligations		297	16,351
ECL provision on trade receivables		928	5,936
Research and development		-	1,071
Other		2,221	5,913
Total net deferred taxation asset		5,022	21,090

Reconciliation of deferred taxation asset/(liability)
At beginning of year		21,090	64,858
Increase in deferred revenue temporary differences		19,320	8,778
Decrease in property, plant and equipment and capitalized commission assets temporary differences		(4,176)	(42,834)
(Decrease)/increase in inventory temporary differences		(26,018)	315
(Decrease)/increase in tax losses temporary differences		(10,241)	1,679
Decrease in lease obligation temporary differences		(3,935)	(5,572)
Increase in ECL provision on trade receivables temporary differences		6,294	1,345
(Decrease)/increase in research and development temporary differences		(1,071)	1,071
Increase/(decrease) in other temporary differences		3,759	(8,550)
At end of year		5,022	21,090
Reconciliation of deferred tax
Opening balance		21,090	64,858
Charge to income statement	24	(16,996)	(45,178)
Disposal of Found		(550)	-
Translation differences		1,478	1,410
Closing balance		5,022	21,090

The Group has not recognized deferred taxation assets relating to available tax losses in start-up subsidiaries where the probability of future taxable income is uncertain. These potential deferred taxation assets will be recognized and utilized in future periods as and when they meet the recognition criteria. The tax losses available from these subsidiaries are ZAR15.3 million (2020: ZAR7.4 million). Detailed budgets and forecasts have been prepared by management which support the recoverability of these tax losses. None of the tax losses expire in terms of local tax legislation.

No deferred tax liability is recognized on temporary differences of ZAR1,208 million (2020: ZAR1,356 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timings of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

1The Group has capitalized telematics devices designated for installation in customer vehicles which were historically accounted for as inventory. During the current year, the Group revised the classification of the telematic devices to property, plant and equipment (in the categories Capitalized telematic devices – uninstalled and Capitalized telematic devices – work-in-progress), since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to comparative amounts are not material.

10.	INVENTORIES

	2021	2020
	Figures in Rand thousands
Telematics devices: available for installation	-	46,203
Telematics devices: in-vehicle inventory	-	15,980
Components	-	69,816
Work in progress	-	2,009
Consumables	-	19,658
	-	153,666
Allowance for obsolete inventory	-	(2,050)
	-	151,616

The Group has capitalized telematics devices designated for installation in customer vehicles which were historically accounted for as inventory. During the current year, the Group revised the classification of the telematic devices to property, plant and equipment (in the categories Capitalized telematic devices – uninstalled and Capitalized telematic devices – work-in-progress), since they represent tangible items that are held for use in the supply of services and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to comparative amounts are not material.

In the prior year, inventory with a carrying value of ZAR7.6 million was recognized as an expense for inventories carried at net realizable value and ZAR102 million was recognized in cost of sales. The allowance for obsolete inventory was determined based on an assessment by management of the condition and usability of inventory at the reporting date. Such an allowance is normally required only when a significant change in technology or physical damage renders inventory unfit for purpose. There was no material change to the technology resulting in a limited allowance for obsolete inventory at February 29, 2020.

11.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	2021	2020
	Figures in Rand thousands
Trade receivables	354,207	268,749
Expected credit loss provision	(101,066)	(51,657)
Total	253,141	217,092
Other receivables
Deposits	7,853	6,044
Sundry debtors	8,599	7,176
Value added tax	5,519	265
Total	21,971	13,485
Prepayments	49,058	21,170
	324,170	251,747

The Group recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. The determination of the expected credit loss provision is calculated on a basis specific to each customer grouping and jurisdiction in which the Group operates and requires the use of estimates. Additional information regarding credit risk applicable to trade receivables is disclosed in note 31.2.a. The Group has recognized a loss allowance of 100% against all receivables over 360 days (with the exception of Singapore, Portugal and Africa) based on historical experience that these receivables are generally not recoverable. In Africa, Singapore and Portugal, certain customers take longer to pay based on historical experience and these longer dated receivables are generally recovered thus not requiring a similar level of loss allowance. The method in providing for expected credit losses is consistent with prior years or pre pandemic conditions. With customers being afforded payment holidays and extended payment terms, the ageing profile of trade receivables has extended which in turn has resulted in the expected credit loss provision being increased.

The average credit period extended to customers is 30 days. No interest is charged on outstanding trade receivables.

Credit quality of trade and other receivables

Information on credit quality of trade and other receivables is on note 31.2.a.

Reconciliation of the expected credit loss provision recognized with regard to trade and other receivables

	2021	2020
	Figures in Rand thousands
Opening balance	(51,657)	(43,670)
Increase in allowance for expected credit losses	(90,654)	(63,623)
Reversal of allowance for expected credit losses	9,812	-
Amounts utilized	30,363	57,825
Translation differences	1,070	(2,189)
Closing balance	(101,066)	(51,657)

Reversal of allowance for expected credit losses has been disclosed separately in 2021. The disclosure was corrected prospectively as the impact to comparatives is not material.

The carrying amount of trade and other receivables and prepayments is denominated in the following currencies:

	2021	2020
	Figures in Rand thousands
Currencies
Rand	175,477	120,112
Singapore dollar	12,705	13,115
Mozambique metical	20,598	30,391
Euro	22,065	18,255
Nigerian naira	2,501	1,158
Kenyan shillings	6,475	7,177
Tanzanian shillings	157	12,419
Polish zloty	4,654	5,025
Thai baht	19,591	20,059
United Arab Emirates dirham	9,547	10,055
US dollar	38,595	2,378
Other	11,805	11,603
Total	324,170	251,747

12.	LOANS TO/(FROM) RELATED PARTIES

	2021	2020
	Figures in Rand thousands
Related parties
J Marais	-	13
Bumbene House Proprietary Limited	19,400	11,000
	19,400	11,013
J De Wet	(4,829)	(5,679)
P Lim	(2,854)	(2,683)
Orient Victoria Pte Ltd	(884,294)	-
	(891,977)	(8,362)
Non-current assets	19,400	-
Current assets	-	11,013
Current liabilities	(891,977)	(8,362)
	(872,577)	2,651

On December 29, 2020 the Company obtained a loan of US$58.5 million (ZAR 882m) from a related party, Orient Victoria Pte Ltd. The loan bears interest at rate of 1.25% per annum and is repayable on demand. The loan was fully repaid on April 22, 2021

Other related party loans are unsecured, bear no interest and have no fixed terms of repayment. The fair value of these financial instruments approximates the carrying amount.

13.	CASH AND CASH EQUIVALENTS

	2021	2020
	Figures in Rand thousands
Cash on hand	212	313
Bank balances	94,990	123,150
Short-term deposits	9,735	23,128
Cash and cash equivalents in the consolidated statement of financial position	104,937	146,591
Bank overdrafts	(28,839)	-
Cash and cash equivalents in the consolidated statement of cash flows	76,098	146,591

Current assets	104,937	146,591
Current liabilities	(28,839)	–
	76,098	146,591

Information on cash flow management is included in note 31.2.b. Refer to note 35 for information on the various facilities available to the Group.

14.	OTHER FINANCIAL ASSET

	2021	2020
	Figures in Rand thousands
Restricted cash	882,420	–

On December 29, 2020, the Group received USD58.5 million from a related party (Orient Victoria Pte Ltd) for the sole purpose of facilitating the Company’s acquisition of the remaining interest in Cartrack Holdings Limited. The loan was fully repaid on April 22, 2021. Refer to note 38.

15.	SHARE CAPITAL

	2021	2020
	Figures in Rand thousands
Issued and fully paid
20,332,894 (2020:1,000) ordinary shares of no par value	2,739,629	10

As discussed in note 1, Karooooo acquired control of Cartrack when the loan from Isaias Jose Calisto was extinguished through the issuance of shares. The acquisition of control of Cartrack has been accounted for as transaction under common control. The Company’s authorized and issued number of ordinary shares increased on November 18, 2020 to 20,332,894 shares.

The holder of ordinary shares is entitled to receive dividends as declared from time to time, and is entitled to one vote per share at meetings of the Company.

16.	TERM LOANS

	2021	2020
	Figures in Rand thousands
Rand Merchant Bank	-	2,760
Caixa Geral de Depositos S.A.	15,930	20,209
Total	15,930	22,969
Less: Short term portion	(5,462)	(5,154)
Long term portion	10,468	17,815

The loan from Caixa Geral de Depositos S.A. is a euro-denominated loan payable in equal monthly instalments over a five-year period and bears interest of 3% p.a. No security has been provided on this loan. The following covenants are in place.

i.	Maintain Financial Autonomy above 35% - given by the indicator (Total Equity / Total asset) x 100

ii.	Maintain Net Debt / EBITDA < 3 – given by the indicator (Current loan + non-current loan + Financial liabilities – Cash and bank deposits) / EBITDA

As at February 28, 2021 and February 29, 2020, the Group met the loan covenants.

Reconciliation of movement of liabilities to cash flows arising from financing activities

Figures in Rand thousands	Loans from related parties	Other loans and borrowings	Lease liabilities	Total
Balance at March 1, 2020	8,362	22,969	98,997	130,328
Changes from financing cash flows	855,855	(8,247)	(46,751)	800,857
Proceeds from borrowings	857,367	-	-	857,367
Repayment of borrowings	(1,512)	(8 247)	-	(9,759)
Payment of lease liabilities	-	-	(46,751)	(46,751)
The effect of changes in foreign exchange rates	25,712	1,208	448	27,368
Other changes	2,048	-	45,990	48,038
Interest paid	-	(1,666)	(5,588)	(7,254)
New leases	-	-	45,990	45,990
Interest expense	2,048	1,666	5,588	9,302
Balance at February 28, 2021	891,977	15,930	98,684	1,006,591

Figures in Rand thousands	Loans from related parties	Other loans and borrowings	Lease liabilities	Total
Balance at Mar 1, 2019	7,716	239,290	116,912	363,918
Changes from financing cash flows	-	(217,815)	(58,417)	(276,232)
Repayment of borrowings	-	(217,815)	-	(217,815)
Payment of lease liabilities	-	-	(58 417)	(58,417)
The effect of changes in foreign exchange rates	646	1,494	1	2,141
Other changes	-	-	40,501	40,501
Interest paid	-	(9,323)	-	(9,323)
New leases	-	-	32,993	32,993
Interest expense	-	9,323	7,508	16,831
Balance at February 29, 2020	8,362	22,969	98 997	130,328

17.	LEASE LIABILITIES

	2021	2020
	Figures in Rand thousands
Maturities analysis
– within one year	38,401	44,849
– within two to four years	46,576	43,241
– over four years	13,707	10,907
Present value of lease payments	98,684	98,997
Non-current liabilities	60,283	54,148
Current liabilities	38,401	44,849
	98,684	98,997

It is Group policy to lease the various commercial properties occupied by the Group’s operations and certain motor vehicles are leased in terms of instalment sale agreements. The average term of the instalment sale agreements is between three to four years and interest is charged at prime linked interest rates. The Group’s obligations under instalment sale agreements are secured by the leased assets.

Property leases capitalized have an average lease term of four years and interest incurred is at an incremental borrowing rate of a similar asset. External sources of information were used to determine incremental borrowing rate of a similar asset. Total cash outflows for leases recognized in statement of cash flows ZAR52.3 million (2020:ZAR58.4 million).

18.	DEFERRED REVENUE

	2021	2020
	Figures in Rand thousands
Opening balance	208,782	80,377
Amounts deferred in current year	251,141	275,584
Amounts released to revenue in the current year	(211,484)	(152,420)
Translation adjustments	(1,674)	5,241
Closing balance	246,765	208,782
Non-current liabilities	85,655	55,817
Current liabilities	161,110	152,965
	246,765	208,782

Subscription revenues are billed monthly in advance and then recognized in revenue as the service is provided. Ownership of all telematics devices remain with the Group. Certain customers have paid for the service upfront and revenue is deferred and recognized over the expected term of the customer relationship, which is estimated to be 60 months.

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period.

	2021	2020
Maturities analysis	Figures in Rand thousands
– within one year	161,110	152 965
– within two to four years	81,055	50,296
– over four years	4,600	5,521
Present value of amounts received in advance	246,765	208,782

19.	TRADE AND OTHER PAYABLES

	2021	2020
	Figures in Rand thousands
Trade payables	91,415	57,109
Accrued expenses	122,435	84,028
Sundry creditors	14,233	7,675
Value added tax	46,372	22,160
Dividend payable – Non-controlling interest (Mozambique)	7,427	-
	281,882	170,972

The fair value of the financial instruments approximates their carrying amounts.

20.	REVENUE

A.	Revenue streams

The Group generates revenue by offering a full-stack smart mobility SaaS platform for connected vehicles and other assets.

	2021	2020	2019
	Figures in Rand thousands
Revenue from contracts with customers
Subscription revenue	2,209,017	1,887,717	1,520,540
Hardware sales	45,280	36,852	126,299
Installation revenue	20,511	752	2,578
	2,274,808	1,925,321	1,649,417
Other revenue
Miscellaneous contract fees	15,735	16,572	43,291
Total revenue	2,290,543	1,941,893	1,692,708

B.	Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines and timing of revenue recognition.

	February 2021
	Subscription Revenue	Hardware Sales	Installation Revenue	Miscellaneous Contract Fees	Total
	Figures in Rand thousands
Primary geographical markets
South Africa	1,621,636	34,318	11,405	14,569	1,681,928
Africa-Other	93,752	6,772	5,366	5	105,895
Europe	214,459	3,766	912	729	219,866
Asia-Pacific, Middle East and USA	279,170	424	2,828	432	282,854
	2,209,017	45,280	20,511	15,735	2,290,543
Timing of revenue recognition
Products transferred at a point in time	-	45,280	20,511	15,735	81,526
Services transferred over time	2,209,017	-	-	-	2,209,017
Total revenue	2,209,017	45,280	20,511	15,735	2,290,543

	February 2020
	Subscription Revenue	Hardware Sales	Installation Revenue	Miscellaneous Contract Fees	Total
	Figures in Rand thousands
Primary geographical markets
South Africa	1,383,980	17,429	356	15,700	1,417,465
Africa-Other	106,977	8,343	170	484	115,974
Europe	168,314	4,670	95	187	173,266
Asia-Pacific, Middle East and USA	228,446	6,410	131	201	235,188
	1,887,717	36,852	752	16,572	1,941,893
Timing of revenue recognition
Products transferred at a point in time	–	36,852	752	16,572	54,176
Services transferred over time	1,887,717	–	–	–	1,887,717
Total revenue	1,887,717	36,852	752	16,572	1,941,893

	February 2019
	Subscription Revenue	Hardware Sales	Installation Revenue	Miscellaneous Contract Fees	Total
	Figures in Rand thousands
Primary geographical markets
South Africa	1,116,829	84,351	1,721	42,845	1,245,746
Africa-Other	97,605	17,459	356	217	115,637
Europe	142,204	5,207	107	74	147,592
Asia-Pacific, Middle East and USA	163,902	19,282	394	155	183,733
	1,520,540	126,299	2,578	43,291	1,692,708
Timing of revenue recognition
Products transferred at a point in time	–	126,299	2,578	43,291	172,168
Services transferred over time	1,520,540	–	–	–	1,520,540
Total revenue	1,520,540	126,299	2,578	43,291	1,692,708

21.	OPERATING PROFIT

	Notes	2021	2020	2019
		Figures in Rand thousands
Operating profit is stated after accounting for the following charges:
Auditor remuneration		13,347	6,282	4,841
– Current year (audit services)		13,347	6,207	4,841
– Current year (other services)		-	75	–
Depreciation of property, plant and equipment	5	372,936	282,976	238,515
Amortization of capitalized commission assets	6	46,957	31,262	22,996
Amortization of intangible assets	7	25,856	12,786	2,005
Write down of inventory to net realizable value		-	7,623	10,230
Research and development		100,138	44,924	48,284
Employee costs[1]		396,369	325,686	337,848
Defined contribution plan		21,742	17,731	19,062

In the current year, direct costs for provision of motor vehicles to sales staff are disclosed as sales and marketing expense (ZAR11.9 million, 2020:ZAR13.1 million, 2019:ZAR7.6 million), previously this was disclosed as general and administration costs, to better reflect the underlying nature. The error was corrected prospectively as the impact to comparative amounts is not material.

In the current year, the amortization of capitalized R&D is disclosed as research and development (ZAR23 million, 2020: ZAR9.2 million, 2019: Nil), previously this was disclosed as general and administration costs, to better reflect the underlying nature. The error was corrected prospectively as the impact to comparative amounts is not material.

[1]	After offsetting government grant received ZAR16.7m (2020: Nil, 2019: Nil).

22.	FINANCE INCOME

	2021	2020	2019
	Figures in Rand thousands
Bank balances	4,358	2,592	2,749

23.	FINANCE COSTS

	2021	2020	2019
	Figures in Rand thousands
Lease liabilities	5,588	7,508	8,089
Term loans	2,711	8,727	1,954
Overdraft	870	595	16,512
Others	133	1	4,883
	9,302	16,831	31,438

24.	TAXATION

	Note	2021	2020	2019
		Figures in Rand thousands
Major components of the taxation expense:
Current taxation
Income taxation – current year		160,751	137,392	132,144
Income taxation – prior year		5,725	(12,017)	(5,939)
Other – Securities transfer tax		200	-	-
		166,676	125,375	126,205
Deferred taxation

Deferred taxation – current year		36,184	33,217	(6,883)
Deferred taxation – prior year		(19,188)	11,961	(9,254)
	9	16,996	45,178	(16,137)
Withholding tax		14,956	2,604	114
Total taxation expense		198,628	173,157	110,182

	2021	2020	2019
	Figures in Rand thousands
Reconciliation between accounting profit and taxation expense:
Profit before taxation	696,048	616,683	471,230
Taxation at the applicable taxation rate of 17%(1) (2020:28%, 2019: 28%)	118,328	172,671	131,944
Effect of different tax rates in foreign jurisdictions	71,122	(7,119)	(8,823)
Taxation effect of adjustments on taxable income
Utilization of previously unrecognized taxation losses	(1,332)	(1,349)	(5,694)
Tax incentive – research and development	(2,568)	(3,845)	-
Tax incentive – other	(3,259)	(1,921)	-
Income not subject to tax (Dividend income)	(219)	-	-
Non-deductible loan write-off	-	-	1,633
Non-deductible tax penalties	-	84	1,601
Non-deductible provision of capital nature	4,513	4,907	-
Non-deductible expenses attributable to exempt dividend income	7,559	4,334	1,664
Current year losses for which no deferred taxation asset is recognized	2,791	2,847	2,936
Withholding tax	14,956	2,604	114
Securities transfer tax	200	-	-
Prior year tax overprovision	(13,463)	(56)	(15,193)
Total taxation expense	198,628	173,157	110,182

(1)	This is the corporate tax rate in Singapore.

25.	CASH GENERATED FROM OPERATIONS

	2021	2020	2019
	Figures in Rand thousands
Profit before taxation	696,048	616,683	471,230
Adjustments	448,804	339,630	283,925
Depreciation on property, plant and equipment	372,936	282,976	236,510
Amortization of intangible asset	25,856	12,786	2,005
Amortization of capitalized commission assets	46,957	31,262	22,996
Profit on disposal of property, plant and equipment	(1,191)	(748)	(2,357)
Finance income	(4,358)	(2,592)	(2,749)
Finance costs	9,302	16,831	31,438
Provision for warranties charge	(698)	(885)	(3,918)
Cash generated from operations before working capital changes	1,144,852	956,313	755,155
Changes in working capital
Decrease in Inventories	-	55,380	(34,019)
Increase in Trade and other receivables	(78,625)	(36,778)	(62,319)
Increase in Trade and other payables	115,179	15,671	42,127
Increase in Deferred revenue	43,227	128,405	6,264
Increase in Capitalized commission assets under IFRS 15	(95,999)	(64,437)	(71,454)
Cash generated from operations	1,128,634	1,054,554	635,754

26.	TAXATION PAID

	2021	2020	2019
	Figures in Rand thousands
Balance payable at beginning of the year	(16,458)	(35,078)	(51,768)
Current taxation for the year recognized in profit or loss	(181,632)	(127,979)	(126,205)
Balance payable at end of the year	10,203	16,458	35,078
	(187,887)	(146,599)	(142,895)

27.	DIVIDENDS PAID

	2021	2020	2019
	Figures in Rand thousands
Dividend paid by the Company to owner of the Company	(272,235)	(52,502)	(93,930)
Dividend paid by subsidiaries to NCI	(145,859)	(39,506)	(54,585)
Total dividend paid	(418,094)	(92,008)	(148,515)

Dividend per share

Dividend paid by the Company to owner of the Company

Figures in Rand thousands	2021		2020		2019
	Per share	Amount	Per share	Amount	Per share	Amount
Interim dividend	104,385.00	104,385	24,545.00	24,545	-	-
Final dividend	8.26	167,850	27,957.00	27,957	93,930.00	93,930
	-	272,235	-	52,502	-	93,930

Dividend paid by subsidiaries to NCI

Figures in Rand thousands	2021		2020		2019
Subsidiary	Per share	Amount	Per share	Amount	Per share	Amount
Cartrack Holdings Limited	0.54	51,536	0.12	11,307	0.28	26,322
Cartrack Holdings Limited	0.87	83,030	0.20	19,087	0.18	17,245
Cartrack Limitada	5.68	9,090	4.90	7,852	6.31	10,102
Found Proprietary Limited	20,000.00	1,020	-	-	-	-
Cartrack Polska.Sp.zo.o	119,019.27	1,183	-	-	-	-
Cartrack Tanzania Limited	-	-	3,168.00	1,260	2,291.03	916
		145,859		39,506		54,585

28.	MATERIAL NON-CONTROLLING INTEREST

The following table summarizes the information relating to the Group’s subsidiary that has a material non-controlling interest (NCI), before intra-Group eliminations.

	Cartrack Holdings Limited
	2021	2020
	Figures in Rand thousands
NCI percentage	32%	32%
Principal place of business	South Africa	South Africa
Revenue	2,290,543	1,941,893
Profit for the year after tax	542,338	456,422
Other comprehensive income	(12,942)	35,052
Total comprehensive income	529,396	491,474
Profit attributable to NCI	179,237	153,644
Other comprehensive income attributable to NCI	(8,094)	13,554
Total comprehensive income attributable to NCI	171,143	167,198
Non-current assets	1,588,204	1,277,779
Current assets	453,576	566,674
Current liabilities	(533,914)	(406,906)
Non-current liabilities	(198,430)	(213,172)
	1,309,436	1,224,375
Net assets attributable to NCI	427,133	346,913
Cash flows from operating activities	955,309	914,120
Cash flows from investing activities	(517,691)	(427,436)
Cash flows from financing activities	(500,629)	(380,949)
Dividends paid to NCI	(145,859)	(39,506)

29.	INTERESTS IN SUBSIDIARIES

The following table lists the entities which are controlled by the Group.

Company Name	Held by	Country of incorporation	% holding 2021	% holding 2020
Cartrack Holdings Limited	Karooooo Ltd	South Africa	68.1	68.1
Carzuka.com Pte Ltd	Karooooo Ltd	Singapore	100.0	-
Carzuka Pte Ltd	Carzuka.com Pte Ltd	Singapore	100.0	-
Cartrack Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Cartrack Technologies Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Cartrack Management Services Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Drive and Save Proprietary Limited	Cartrack Holdings Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Limited	Singapore	100.0	100.0
Cartrack Telematics Proprietary Limited	Cartrack Proprietary Limited	South Africa	49.0	100.0
Veraspan Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Limited[1]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Carzuka Proprietary Limited[2]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[3]	Cartrack Proprietary Limited	South Africa	49.0	49.0
Found Proprietary Limited[4]	Cartrack Proprietary Limited	South Africa	-	100.0
Zonke Bonke Telecoms Proprietary Limited[3]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	60.0
Retriever Limited	Cartrack Technologies Pte. Limited	Kenya	100.0	85.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0
Cartrack Investments UK Limited	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC	Cartrack Technologies Pte. Limited	Philippines	51.0	51.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited[3]	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited[3]	Cartrack Technologies Pte. Limited	Zambia	100.0	-
Cartrack (Mauritius) Ltd[3]	Cartrack Technologies Pte. Limited	Mauritius	100.0	-
Cartrack Vietnam Limited Liability Company[3]	Cartrack Technologies Pte. Limited	Vietnam	100.0	-
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.Sp.zo.o	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana, S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com, Unipessoal, Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack Limitada	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	80.0	80.0

[1]	Previously known as Cartrack Fleet Management Proprietary Limited
[2]	Previously known as Cartrack North East Proprietary Limited
[3]	Dormant
[4]	Previously known as Plexique Proprietary Limited

Loans provided to subsidiary companies which require financial support have been subordinated in favour of third- party creditors of the underlying companies.

During the year, Cartrack disposed of its interest in Found Proprietary Limited to Bumbene House Proprietary Limited for a nominal cash consideration of ZAR100, being the value of the paid-up capital in accordance with the management accounts as at year end.

During the year, Cartrack Technologies Pte. Limited acquired 40% of the shares and voting interest in Cartrack Tanzania Limited, for a cash consideration of USD538,507. As a result, the equity interest in Cartrack Tanzania Limited increased from 60% to 100%.

During the year, the Cartrack Technologies Pte. Limited acquired 15% of the shares and voting interest in Retriever Limited, for a cash consideration of USD158,303. As a result, the equity interest in Retriever Limited increased from 85% to 100%.

30.	RELATED PARTIES

Relationships
Related parties	Onecell Community Phones Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Community Services Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Data Solutions Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Namibia Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Holdings Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Orient Victoria Pte Ltd	IJ Calisto has a beneficial interest in this company
	Purple Rain Properties No. 444 Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Brick Capital Limitada	IJ Calisto has a beneficial interest in this company
	Brick Capital (Pty) Ltd	IJ Calisto has a beneficial interest in this company
	Brick Capital Polska Sp.zo.o	IJ Calisto has a beneficial interest in this company
	Cartrack Mozambique LDA	IJ Calisto has a beneficial interest in this company
	Garoca Management Services (Pty) Ltd	IJ Calisto has a beneficial interest in this company
	Madeira Calisto Family Holdings (Pty) Ltd	IJ Calisto has a beneficial interest in this company
	Mulamobile (Pty) Ltd	IJ Calisto has a beneficial interest in this company
	Viva Africa – Sound and Light (Pty) Ltd	IJ Calisto has a beneficial interest in this company
	Saxon and Raffles Pte Ltd	IJ Calisto has a beneficial interest in this company
	Bruburg Pte Ltd	IJ Calisto has a beneficial interest in this company
	Square Ball Pte Ltd	IJ Calisto has a beneficial interest in this company
	Mula Pte Ltd	IJ Calisto has a beneficial interest in this company
	F Calisto	IJ Calisto family
	Isaias Jose Calisto	IJ Calisto
	Bumbene House Proprietary Limited	BEE funded company – Cartrack Holdings Limited
	Found Proprietary Limited	Bumbene House Proprietary Limited shareholder
	Cartrack Education Fund (NPO)	Bursary funding – South Africa entities
	Georgem Proprietary Limited	J Marais has a beneficial interest in this company
	J Marais	Shareholder – Cartrack Holdings Limited
	P Lim	Shareholder – Cartrack Technologies PHL.INC
	J De Wet	Shareholder – Cartrack New Zealand Limited
	OAK GATE Sp. zo.o.	B Debski is a director
	Prime Business	B Debski is a director
	Prima Med Izabela Plesiewicz	B Debski family
	CFC Sp.zo.o	B Debski family
	Małgorzata Dębska	B Debski family
	Marcinkowscy Sp. zo.o Sp.k.	B Debski family
Subsidiary companies	All subsidiaries are disclosed in note 29.

Loan accounts –to/(from) related parties	Nature	2021	2020
		Figures in Rand thousands
Related party balances
Bumbene House Proprietary Limited	Loan to	19,400	11,000
J Marais	Loan to	–	13
Orient Victoria Pte Ltd	Loan from	(884,294)	–
J De Wet	Loan from	(4,829)	(5,679)
P Lim	Loan from	(2,854)	(2,683)
		(872,577)	2,651
Amounts included in trade receivables/ (trade payables)/advances

Onecell Proprietary Limited	Trade receivable	2	–
J Marais	Trade receivable	–	7
Małgorzata Dębska	Trade receivable	1	–
Cartrack Mozambique LDA	Trade receivable	914	-
OAK GATE Sp. z o.o.	Trade payable	(126)	-
CFC.Sp.zo.o	Trade payable	(2,646)	–
Prime Business	Trade payable	(21)	(399)
Isaias Jose Calisto	Advances	(23)	-
		(1,899)	(392)

	Nature	2021	2020	2019
Related party transactions
Sales to related parties
Onecell Proprietary Limited	Sales	(2)	(407)	(4,042)
CFC.Sp.zo.o	Sales	(260)	–	(114)
Brick Capital Polska Sp. zo.o	Sales	(3)	–	(1)
Prime Business	Sales	–	–	(44)
Found Proprietary Limited	Sales	(24,625)	–	–
Małgorzata Dębska	Sales	(2)	–	–
Marcinkowscy Sp. zo.o. Sp.k.	Sales	(6)	–	–
Prima Med Izabela Plesiewicz	Sales	(3)	–	–
		(24,901)	(407)	(4,201)
Purchases from related parties
Onecell Holdings Proprietary Limited	Purchase	104	240	208
Onecell Proprietary Limited	Purchase	346	437	467
Brick Capital Polska Sp. zo.o	Purchase	45	–	–
CFC.Sp.zo.o	Purchase	17,640	–	7,601
Prime Business	Purchase	1,240	–	148
Found Proprietary Limited	Purchase	26,783	–	–
Onecell Community Services Proprietary Limited	Purchase	5,969	2,796	1,819
Cartrack Mozambique LDA	Purchase	1,048	4,464	5,280
OAK GATE Sp. zo.o	Purchase	1,107	–	–
Małgorzata Dębska	Purchase	154	–	–
Marcinkowscy Sp. zo.o. Sp.k.	Purchase	34	–	–
		54,470	7,937	15,523

Rent paid to related parties
Purple Rain Properties No. 444 Proprietary Limited	Rent	12,380	16,449	17,613
Prime Business	Rent	1,140	895	836
OAK GATE Sp. zo.o.	Rent	89	–	–
Brick Capital Lda	Rent	1,449	–	3,921
Brick Capital Polska Sp.zo.o	Rent	2,167	1,663	1,694
F Calisto	Rent	1,035	880	–
		18,260	19,887	24,064

Interest paid to related parties
Orient Victoria Pte Ltd	Interest paid	2,048	-	-
		2,048	-	-

Information regarding the key management and prescribed officers is detailed in note 33.

31.	RISK MANAGEMENT

The Directors have overall responsibility for the establishment in oversight of the Group’s risk management framework. The Directors have established the Audit and risk committee which is responsible for developing and monitoring the Group’s risk management policies. The committee reports regularly to the Directors on its activities.

The Group’s risk management policies are established to identify and analyze the risk faced by the Group, to set appropriate risk limits, implement controls to enforce limits to monitor risk and adherence to limits.

The committee is assisted in its oversight role by internal audit. Internal audit reviews risk and management controls and procedures, the results of which are reported to the committee.

31.1 Capital risk management

The Group’s policy is to maintain a strong capital base, so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors return of the capital, as well as the level of dividends to shareholders.

The capital structure of the Group consists of debt, which includes the borrowings and lease obligations disclosed in notes 16 and 17 respectively, Cash and cash equivalents disclosed in note 13, and equity as disclosed in the statement of financial position.

There were no changes in the Group’s approach to the capital management during the year.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

31.2 Financial risk management

The Group has exposure to the following risks arising from financial instruments: credit risk, liquidity risk, currency and interest rate risk.

31.2 (a) Credit risk

Credit risk is the risk of financial loss to the Group if a customer fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, cash deposits and cash equivalents.

Credit risk is managed by each subsidiary subject to the Group’s established policy and procedure. The Group has a general credit policy of only dealing with credit worthy customers. A significant element of its individual customers is on debit-order payment method to assess credit risk. There has been no change in credit risk estimation techniques since last year.

Trade receivables comprise a widespread customer base. Management evaluates credit risk relating to customers on an ongoing basis. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the board of directors. The utilization of credit limits is regularly monitored. The Group does not have any significant credit risk exposure to any single customer or any Group of customers having similar characteristics.

There has been no change in credit risk estimation techniques since last year. The carrying amounts of financial assets represent the maximum credit exposure.

Expected credit losses on financial assets recognized in profit or loss were as follows:

	2021	2020	2019
	Figures in Rand thousands
Expected credit loss provision on trade receivables arising from contracts with customers	80,842	54,872	45,171

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the country in which the customer operates. Details of concentration of revenue are included in note 20.

Expected credit loss assessment process followed in the current year

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses.

The provision rates are based on days since invoicing date for various groupings of various customer segments with similar loss patterns.

The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future conditions.

The following table provides information about the expected credit loss rate for trade receivables by ageing category as at February 28, 2021:

	Expected credit loss rate	Gross carrying amount	Impairment loss allowance
	Figures in Rand thousands
Since invoicing	7%	152,635	10,190
1 month since invoicing date	14%	33,622	4,646
2 months since invoicing date	20%	21,949	4,416
3 months since invoicing date	56%	146,001	81,814
Total	29%	354,207	101,066

The following table provides information about the expected credit loss rate for trade receivables by ageing category as at February 29, 2020:

	Expected credit loss rate	Gross carrying amount	Impairment loss allowance
	Figures in Rand thousands
Since invoicing	4%	113,385	4,908
1 month since invoicing date	11%	31,875	3,587
2 months since invoicing date	17%	20,670	3,487
3 months since invoicing date	39%	102,819	39,675
Total	19%	268,749	51,657

Cash and cash equivalents

The Group held cash and cash equivalents of ZAR104.9 million at February 28, 2021 (2020: ZAR146.6 million). The cash is held with major banks and financial institutions which are rated and regulated in each country. None of the bank’s holding deposits show financial strain. Impairment on cash and cash equivalents at bank has been measured on a 12-month expected loss and reflect the short maturity of the exposures. The Group considers that its cash and cash equivalents at bank have low credit risk and the amount of the allowance to be insignificant.

Other financial assets

The Group held restricted cash at bank of ZAR882.4 million as February 28,2021 (2020: nil). The cash is held with a major bank. Impairment on other financial assets has been measured at 12 month expected loss and reflect short term maturity of the exposures. The Group considers that its other financial assets have low credit risk and amount of allowance to be insignificant.

31.2	(b) Liquidity risk

The Group manages liquidity risk through an ongoing review of future commitments and ensures that there is adequate funding available in terms of cash reserves and committed funding facilities.

Cash flow forecasts are prepared and available borrowing facilities are monitored on an ongoing basis.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and includes contractual interest payments.

	Less than 1 year	2 years	3 years	4 years	>5 years	Total
	Figures in Rand thousands
At February 28, 2021
Term loans	5,626	5,626	5,157	–	–	16,409
Lease obligations	40,275	28,426	16,168	5,749	12,751	103,369
Trade and other payables	235,510	–	–	–	–	235,510
Loans from related parties	893,338	–	–	–	–	893,338
At February 29, 2020
Term loans	5,583	5,583	5,583	4,810	3,618	25,177
Lease obligations	49,532	27,403	13,025	6,378	12,636	108,974
Trade and other payables	148,812	–	–	–	–	148,812
Loans from related parties	8,362	–	–	–	–	8,362

31.2	(c) Currency risk

The Group is exposed to currency risk to the extent that sales, purchases, and borrowings of the foreign operations are denominated in a currency other than the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the ZAR, USD, Euro (EUR), Mozambican metical (MZN), the Singapore dollar (SGD) and Polish zloty (PLN).

The Group does not apply hedge accounting.

The following average exchange rates were used for consolidation purposes:

ZAR: USD 16.49

ZAR: EUR 19.16

ZAR: MZN 0.23

ZAR: PLN 4.25

ZAR: SGD 12.03

Exposure to currency risk

The summarized quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	USD	EURO	MZN	SGD	PLN	ZAR
	In thousands of
At February 28, 2021
Trade and other receivables	38,421	1,244	-	760	-	160,277
Loan from intercompany	120,133	81,045	-	-	-	-
Loan to intercompany	(120,005)	(426)	-	(7,972)	-	(3,095)
Cash and cash equivalents	5,724	104	-	77	-	(21)
Trade and other payables	(27,242)	(3,939)	(15)	(26,021)	-	(5)
	17,031	78,028	(15)	(33,156)	-	157,156

	USD	EURO	MZN	SGD	PLN	ZAR
	In thousands of
At February 29, 2020
Trade and other receivables	95	-	-	-	-	114
Trade and other payables	81,341	1,241	(7,924)	(717)	(192)	81,461
	81,436	1,241	(7,924)	(717)	(192)	81,575

Sensitivity analysis

A strengthening/weakening of the ZAR against the USD, PLN, EUR, SGD and MZN, at year-end would have impacted the measurement of financial instruments denominated in a foreign currency, equity and profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant. A factor change of 10% has been applied to the exchange rates.

	Strengthening of ZAR	Weakening of ZAR
	Figures in Rand thousands

February 28, 2021
USD	(1,703)	1,703
EUR	(7,803)	7,803
MZN	2	(2)
SGD	3,316	(3,316)
PLN	-	-
	(6,188)	6,188
February 29, 2020
USD	(8,144)	8,144
EUR	(124)	124
MZN	792	(792)
SGD	72	(72)
PLN	19	(19)
	(7,385)	7,385

31.2	(d)Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as “IBOR reform”). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. The Group’s exposure to interest rate risk relates primarily to the Group’s loan obligations with variable interest rates. The term loan with Caixa Geral Depositos de S.A attracts interest at a rate of 3% p.a plus 12-month Euribor. There is uncertainty over the timing and the methods of transition for replacing existing benchmark IBORs with alternative rates.

No financial instruments were entered into to mitigate the risk of interest rate movements.

Interest rate sensitivity

The following table illustrates the effects on Group’s earnings and equity, all other factors remaining constant. A factor of 1% has been applied to the interest rates:

Figures in Rand thousands
February 28, 2021
Effect on profit before tax (1% increase)	(159)
Effect on profit before tax (1% decrease)	159
February 29, 2020
Effect on profit before tax (1% increase)	(1,951)
Effect on profit before tax (1% decrease)	1,951

32.	ANALYSIS OF ASSETS AND LIABILITIES BY FINANCIAL INSTRUMENT CLASSIFICATION

The following table shows the carrying amounts and classification of financial assets and financial liabilities. The carrying amounts are considered to approximate their fair values.

	Notes	2021	2020
		Figures in Rand thousands
Financial assets (at amortized cost)
Loans to related parties	12	19,400	11,013
Trade and other receivables (excludes prepayments and VAT)	11	269,593	230,312
Cash and cash equivalents	13	104,937	146,591
Other financial asset	14	882,420	-
		1,276,350	387,916
Financial liabilities (other financial liabilities)
Loans from related parties	12	891,977	8,362
Trade and other payables (excludes VAT)	19	235,510	148,812
Term loans	16	15,930	22,969
Deferred revenue	18	246,765	208,782
Bank overdraft	13	28,839	-
		1,419,021	388,925

33.	Directors and key management personnel emoluments

	Salary and allowances	Other benefits	Retirement fund	Performance bonuses	Director fees	Total
	Figures in Rand thousands
At February 28, 2021
Executive Directors
IJ Calisto	3,692	-	147	196	-	4,035
M Grundlingh	2,568	-	147	1,480	-	4,195
	6,260	-	294	1,676	-	8,230

Key Management Personnel [1]
DJ Brown [2,3]	-	-	-	-	1,234	1,234
B Nagle [3]	-	-	-	-	-	-
L T M Andrew [3]	-	-	-	-	-	-
AT Ikalafeng [2]	-	-	-	-	497	497
S Rapeti [2]	-	-	-	-	567	567
K White [2]	-	-	-	-	685	685
B Debski [1]	2,156	-	-	151	-	2,307
J Marais [1]	2,047	120	19	171	-	2,357
J Matias [1]	1,838	3	-	-	-	1,841
E Ong [1]	1,809	290	154	-	-	2,253
R Schubert [1]	2,928	-	-	-	-	2,928
H Louw [1]	1,947	90	123	1,145	-	3,305
C Calisto [1]	721	-	-	-	-	721
P Ventura [1]	1,435	5	-	-	-	1,440
	14,881	508	296	1,467	2,983	20,135

At February 29, 2020
Executive Director
IJ Calisto	3,410	–	147	284	–	3,841
Key Management Personnel
M Grundlingh	2,285	–	157	1,064	–	3,506
DJ Brown [2]	–	–	–	–	1,186	1,186
AT Ikalafeng [2]	–	–	–	–	477	477
S Rapeti [2]	–	–	–	–	545	545
K White [2]	–	–	–	–	659	659
B Debski	1,845	18	–	146	–	2,009
J Marais	1,964	198	17	174	–	2,353
J Matias	1,565	–	–	–	–	1,565
E Ong	1,543	232	155	129	–	2,059
R Schubert	2,451	343	46	1,714	–	4,554
H Louw	1,872	117	101	143	–	2,233
	13,525	908	476	3,370	2,867	21,146

[1]	Key management personnel represent executive officers of Cartrack.
[2]	Non-executive directors of Cartrack Holdings Limited.
[3]	Non-executive directors of Karooooo Ltd. appointed as at February 18, 2021.

34.	BASIC AND DILUTED EARNINGS PER SHARE INFORMATION

34.1	Basic and diluted earnings per share

	2021	2020	2019
	Figures in Rand
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue. Basic and diluted earnings per share (ZAR)	15.65	14.26	9.15
Weighted average number of ordinary shares issued	20 332 894	20 332 894	20,332,894

Basic earnings Earnings attributable to ordinary shareholders (ZAR’ 000)	318,183	289,882	236,930
Less: Profit arising prior to the incorporation of Karooooo on May 19, 2018 (ZAR’ 000)	–	–	(50,836)
Earnings attributable to ordinary shareholder of Karooooo (ZAR’ 000)	318,183	289,882	186,094

	2021	2020	2019
	Figures in Rand
Adjusted basic and diluted earnings per share
The calculation of adjusted basic and diluted earnings per share has been based on the adjusted profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue. Adjusted basic and diluted earnings per share (ZAR)	16.91	14.26	9.15
Weighted average number of ordinary shares issued	20 332 894	20 332 894	20,332,894

Reconciliation between basic earnings and adjusted earnings (ZAR’000)
Basic earnings	318,183	289,882	236,930
Adjust for:
Less: Profit arising prior to the incorporation of Karooooo on May 19, 2018 (ZAR’ 000)	–	–	(50,836)
Add: IPO costs	25,570	–	–
Adjusted earnings attributable to ordinary shareholders (ZAR’000)	343,753	289,882	186,094

As discussed in note 1 the Company acquired control of Cartrack when the loan from Isaias Jose Calisto to Karooooo was extinguished through the issuance of shares. The acquisition of Cartrack has been accounted for as transaction under common control and prior periods restated accordingly. For the purposes of computing earnings per share, the shares issued to extinguish the loan from Isaias Jose Calisto have been treated as outstanding from the date of incorporation of the Company.

34.2	Diluted earnings per share

There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share.

35.	FUNDING FACILITIES

Cartrack Proprietary Limited (“CTSA”) has entered into funding agreements with The Standard Bank South Africa Limited (“SBSA”) and Mercantile Bank, a division of Capitec Bank Limited (“Mercantile”) as follows: The SBSA facility comprises a ZAR925 million revolving credit funding facility (“the Loan”), of which ZAR75 million is committed and ZAR850 million is uncommitted. The final repayment date of the Loan is three years from the commencement date. Interest is levied at a rate of 3 months Johannesburg Interbank Average Rate (‘JIBAR’) plus margin. A guarantee has been provided by Cartrack and Cartrack Manufacturing Proprietary Limited (“CTM”). Security has been provided by Cartrack Holdings Limited, CTSA and CTM in the form of a pledge and cession of certain rights in favour of the lender, including shares held in South African entities, all claims, bank accounts, cash and cash equivalent investments, intellectual property, insurance policies and insurance proceeds. As at February 28, 2021 no amounts were utilized.

The Mercantile facility comprises an unsecured short term overdraft facility of ZAR75 million at the bank’s prime lending rate of 7% per annum. No security is provided on this facility. As at February 28, 2021 ZAR28.8 million was utilized.

36.	COMMITMENTS

There are no capital commitments at the year-end. Lease commitments are disclosed in note 17.

37.	COVID-19

Although COVID-19 subdued the Company’s performance specifically during the first two quarters of full year 2021, its subscriber base still grew by 16% for the year. A strong recovery was evident for the last two quarters of the financial year with 130,827 net subscribers added in the second half (compared to 48,658 in the first half of 2021).

Karooooo’s global operations are subject to risks associated with actions taken by governmental authorities as a result of the COVID-19 pandemic. Karooooo is actively monitoring these ongoing and potential impacts of COVID-19 in order to mitigate and minimize the impact on its business.

38.	SUBSEQUENT EVENTS

Nasdaq listing and JSE inward listing

Karooooo listed on the NASDAQ on April 1, 2021 and has raised USD33.8 million gross cash for general corporate purposes including the growth and expansion of Cartrack, such as research and development. Karooooo issued 1,207,500 shares at an offer price of USD28 per share which is equivalent to the offer price made to Cartrack shareholders to participate in the reinvestment offer, enabling Karooooo to proceed with the initial public offering in order to meet the requirements to list on the NASDAQ. Currently there are 30,951,106 shares in issue on the NASDAQ (20,419,294 owned by Cartrack founder Isaias Jose Calisto and the remainder by public shareholders).

As at February 28, 2021, Cartrack shareholders owning 76,645,163 shares have agreed to participate in the reinvestment offer of Karooooo through the issue of irrevocable undertakings. As the reinvestment offer is based on exchanging a fixed number of Karooooo shares for a fixed number of Cartrack shares, this contract is classified as equity. Karooooo had adopted the present-access method to account for the transaction and there was no net impact to equity.

The reinvestment offer to Cartrack shareholders (see Cartrack SENS announcement of January 19, 2021) was finalized on April 16, 2021 with 99% of the eligible Cartrack shareholders opting to remain invested in Karooooo, highlighting investor confidence in our leadership, business model and investment case. These shareholders received 1 Karooooo share for every 10 Cartrack shares held.

Karooooo, as listed on the NASDAQ and inward listed on the JSE on April 21, 2021, now owns 100% of Cartrack.

The listing comprises 30,951,106 Karooooo shares (21,540,394 of which are issued on the US shares register and 9,410,712 of which are issued on the SA share register) in the “Software” sector and sub-sector on the Main Board of the JSE. Of the 9,410,712 Karooooo shares on the SA share register, 5,774,312 are public shareholders constituting a 61% free float on the JSE. Of the 5,774,312 public shareholders holding Karooooo shares on the SA share register, non-South African resident shareholders (excluding US resident shareholders) are able to transfer their shares to the NASDAQ from May 31, 2021 onwards. US resident shareholders can do the same from October 18, 2021. This could increase the number of Karooooo shares in issue on the NASDAQ, which is expected to support future liquidity of the share trading on the NASDAQ. Currently, shareholders holding Karooooo shares listed on the NASDAQ are able to transfer their shareholdings to the JSE without any restrictions.

Total expected IPO costs amount to ZAR83.7 million of which ZAR34.6 million is expensed and ZAR49.1 million will be set-off against share capital. The costs of the IPO expensed in the fourth quarter of full year 2021 were ZAR25.6 million. It is estimated that a further ZAR9 million will be expensed and the remainder will be set-off against share capital in the first quarter of full year 2022.

Related party loan

On December 22, 2020, the Company entered into an agreement with a related party (Orient Victoria Pte Ltd), whereby the related party agreed to lend and advance up to USD65 million for the sole purpose of facilitating the Company’s acquisition of the remaining interest in the subsidiary, Cartrack Holdings Limited. The related party loan bore interest at a rate of 1.25% and was repayable as soon as possible and prior to the Company paying any dividends. On December 29, 2020, the Company received a USD58.5 million loan from Orient Victoria Pte Ltd. This loan was fully repaid on April 22, 2021.

39.	GOING CONCERN

The Directors have reviewed the Group cash flow forecast for the 12 months ending June 30, 2022. On the basis of this review, and in light of the current financial position, existing borrowing facilities and proceeds from listing (see note 38), the Directors are satisfied that the Company and Group have access to adequate resources to continue in operational existence for the foreseeable future and are going concerns. The Directors have continued to adopt the going concern basis in preparing the consolidated financial statements.