Form 20-F
period 2022-02-28
Karooooo Ltd.
filed 2022-06-09
CIK 1828102

As filed with the Securities and Exchange Commission on June 09, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2022

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

1 Harbourfront Avenue

Keppel Bay Tower #14-07
Singapore 098632

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

30,951,106 shares of Common Stock as of February 28, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.1

Yes ☒ No ☐

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

Large Accelerated Filer ☐   Accelerated Filer ☒   Non-accelerated Filer ☐ Emerging growth company ☒

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

Yes ☐ No ☒

ANNUAL REPORT

i

INTRODUCTION

During the year ended February 28, 2022, Karooooo Ltd. (“Karooooo” or the “Company”) listed on the Nasdaq (April 01, 2021) and concluded an inward secondary listing on the JSE by April 21, 2021.

As at February 28, 2021, being the end of the prior fiscal year and comparative period in this report, Karooooo was a privately owned company fully owned by Isaias (Zak) Jose Calisto (founder and CEO of Karooooo) and Cartrack Holdings Proprietary Limited, previously known as Cartrack Holdings Limited (“CTK”) was listed as a public company on the Johannesburg Stock Exchange (JSE). Karooooo was a non-operating entity, with its only asset being its ownership of 203,328,943 ordinary shares, or 68.1%, of Cartrack’s 298,766,000 ordinary shares in issue.

Karooooo listed on the Nasdaq on April 1, 2021 in connection with its initial public offering (“IPO”) in the United States. Following the IPO, Karooooo had 21,540,394 shares in issue of which 20,332,894 were founder held shares. By April 21, 2021 Karooooo had bought out all of the minority shareholders of CTK pursuant to a scheme of arrangement in South Africa and had delisted CTK from the JSE. Karooooo concluded an inward secondary listing on the JSE on this date (April 21, 2021) and issued a further 9,410,712 shares to eligible CTK shareholders who elected to reinvest the proceeds of the sale of their CTK shares pursuant to the scheme in shares of Karooooo, representing 99% of all minority shareholders bought out by Karooooo.

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

(i)	the common control transaction in which Karooooo Ltd. acquired a controlling stake in CTK and

(ii)	the conversion of a shareholder loan from our founder and chief executive officer, Isaias (Zak) Jose Calisto, to Karooooo Ltd. into ordinary shares of Karooooo Ltd., which took place on November 18, 2020.

There is currently no specific guidance on accounting for common control transactions under IFRS as issued by the IASB. In the absence of specific guidance Karooooo Ltd. elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of CTK were carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.

All references in this annual report to “Group” or “Company” refer to Karooooo Ltd. and its subsidiaries.

All references in this annual report to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America, all references to “R”, “rand” and “ZAR” refer to the currency of South Africa and all references to “S$” or “Singapore dollar” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this annual report are in rand. Our fiscal year ends on February 28 or February 29 of each year. References in this annual report to a fiscal year or a financial year, such as “fiscal year 2022,” relate to our fiscal year ended on February 28 or February 29, as applicable, of that calendar year.

ii

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

Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include, but are not limited to, the risks described under “Risk Factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our ability to acquire new subscribers and retain existing subscribers;

●	the effects of a pandemic or widespread outbreak of an illness, such as the COVID-19 pandemic;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	economic, social, political and other conditions and developments in South Africa and globally;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors”.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A.	RESERVED

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

A summary of the risk factors is followed by a detailed description of each risk factor.

RISK FACTOR SUMMARY

Risks Relating to Our Business and Operations

●	We may not be able to add new subscribers, which could have a material adverse effect on our ability to grow our business and increase revenue.

●	We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.

●	The effects of a pandemic or widespread outbreak of an illness, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations.

●	Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.

●	Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

●	The market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

●	An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our SaaS platform, which could have a material adverse effect on our revenue.

●	Our dependence on various lead generation programs could adversely affect our operating results if we need to pay more for such programs or we are unable to attract new customers at the same rate.

●	If we are unable to successfully convert customer sales leads into customers on a cost-effective basis, our revenue and results of operations would be adversely affected.

Risks Relating to Our Reliance on Third Parties

●	The conduct of security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.

●	We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply of components could impair our production capacity and affect hardware manufacturing output adversely affecting distribution.

Risks Relating to Our Growth Strategy

●	We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

●	We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

●	Investments into our SaaS platform and technology infrastructure may not yield the desired results.

●	If we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

●	Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity

●	Evolving regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

●	Any significant disruption in service on our SaaS platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

●	Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.

Risks Related to Legal Proceedings

●	We may incur material losses and costs as a result of lawsuits or claims that may be brought against us which are related to product liability, warranty, product recalls, client service interruptions or other matters, and any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

Risks Relating to Our Operations in South Africa and Other Emerging Markets

●	We conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

Risks Relating to Investments in Singapore Companies

●	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Risks Relating to Our Ordinary Shares

●	Our stock price may fluctuate and you could lose a significant part of your investment.

●	As a foreign private issuer and “controlled company” within the meaning of the Nasdaq rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

●	If we fail, for any reason, to effectively or efficiently maintain proper internal control procedures for compliance with Section 404 of the Sarbanes Oxley Act of 2002 (“SOX”), or Section 404, such failure could materially and adversely affect our business, results of operations and financial condition.

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

The effects of a pandemic or widespread outbreak of an illness, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. Our business was impacted by the COVID-19 pandemic, and the extent to which the COVID-19 pandemic will continue to impact our business depends on a number of factors, including the ultimate duration of the pandemic, actions taken by governmental authorities to restrict certain business operations and social activity, impose travel restrictions or other actions, the future impact of the pandemic on economic activity and consumer demand, the ability of our supply chain to deliver in a timely and cost-effective manner, the ability of our employees to operate efficiently and effectively and the continued viability and financial stability of our customers, all of which remain uncertain. In particular, the COVID-19 pandemic could continue to affect our ability to collect payments under our subscription contracts, retain existing customers and increase sales to new customers. The COVID-19 pandemic has resulted in limited capacity to install the in-vehicle internet-of-things or IoT technology as a result of the various regional lockdown restrictions, and we have been unable to deploy recently recruited talent currently stationed in Singapore into the Asia-Pacific region to drive growth. An extended period of global and economic disruption resulting from this pandemic and its effects could have a material adverse effect on our business, financial condition and results of operations. To the extent the COVID-19 pandemic further adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of personnel, office facilities, and the proper functioning of computer, telecommunication and other related systems and operations. We could potentially experience material adverse interruptions to our operations or delivery of services to customers in a disaster recovery scenario.

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

We rely on our inside sales team and our field sales representatives to drive cost-effective conversion of customer leads into customers. To execute our growth plan, we must continue to attract and retain highly qualified inside sales and field sales personnel. We may experience difficulty in hiring, training and retaining highly skilled inside sales and field sales personnel. An inability to convert customer sales leads into customers on a cost-effective basis could have a material adverse effect on our financial condition and results of operations. See “—The loss of one or more of our key management team members or personnel, or our failure to attract, train and retain other highly qualified personnel, could harm our business,” below.

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

SVR operations in South Africa, which are provided in connection with our services, are conducted under an arm’s length agreement by a third-party service provider, which until August 2020 was 49% owned by CTK. On August 31, 2020, we sold our 49% interest in the business to the majority shareholder.

Our agreement requires the service provider to comply with local law and our policies and procedures related to SVR operations.

Since March 01, 2018, less than 0.05% of SVR operations conducted on our behalf have resulted in injury or death, as a result of weapons discharge, with such operations resulting in one fatality and three other injuries since then up until February 28, 2022. While in each of these incidents local law enforcement authorities determined that the security personnel engaged in the action acted lawfully and in compliance with our policies and procedures, there can be no assurance that a later determination will not find fault on the part of such security personnel.

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

Our operations in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, which are conducted by independent businesses that are licensees pursuant to franchise agreements with us, comprised 0.1% of our revenue in the year ended February 28, 2022, 0.2% of our revenue in the year ended February 28, 2021 and 0.2% of our revenue for the year ended February 29, 2020. Our licensees generate revenue in the form of hardware and subscription revenue billed to customers. Accordingly, our financial results depend in part upon the operational and financial success of our licensees. We may have to terminate licensees due to various reasons, including non-payment. Additionally, if licensees fail to renew their license agreements, or if we decide to restructure license agreements in order to induce licensees to renew these agreements, then our revenues may decrease, and profitability from new licensees may be lower than in the past due to reduced royalties and other incentives we may need to provide.

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

These suppliers or vendors could fail to provide equipment or service on a timely basis, or fail to meet our performance expectations, for a number of reasons, including, for example, disruption to the global supply chain as a result of geopolitical factors, the COVID-19 pandemic, natural disasters or the potential impacts of global climate change.

Risks Relating to Our Growth Strategy

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased the number of our full-time employees from 2,999 at February 28, 2021 to 3,508 at February 28, 2022. Our subscription revenue increased from ZAR 2,209.0 million for the year ended February 28, 2021 to ZAR 2,568.2 million for the year ended February 28, 2022 and our total subscribers increased from 1,306,000 at February 28, 2021 to 1,525,972 at February 28, 2022. Our growth has placed, and may continue to place, a significant pressure on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations. Our global organization and workforce requires substantial management effort to maintain. We will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

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

We believe that our vertically integrated and customer-centric corporate culture has been an important contributor to our success, which we believe fosters innovation, creativity and teamwork among our employees. As we continue to grow, we may have difficulties in maintaining or adapting our culture to sufficiently meet the needs of our future and evolving operations, and we must be able to effectively integrate, develop and motivate a growing number of employees. In addition, our ability to maintain our culture as a public company and a listed company in the United States, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Any failure to preserve our culture, particularly if we are unable to preserve our culture across the various markets in which we operate, could also negatively affect our ability to retain and recruit personnel, maintain our performance or execute on our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The majority of the POPI Act’s provisions commenced on July 1, 2020. The provisions of the POPI Act applies to each of our South African subsidiaries. We have updated and will continue to evaluate our group data protection and security policies, charters, and procedures to assist in maintaining data privacy and data security in line with international practices. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities.

Moreover, if future laws and regulations limit our customers’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our results of operations and financial condition could be harmed. For example, we will have to consider the potential implications of the new privacy law in California, the California Consumer Privacy Act (“CCPA”), which went into effect on January 01, 2020. The CCPA creates new rights for consumers and will be widely applicable to businesses (regardless of location) that collect personal information about California residents. The potential effects of this legislation are far reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase the volume of and costs associated data breach litigation. The California Attorney General may also bring enforcement actions under the CCPA resulting in financial penalties for violations.

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

Our use of open-source software may pose particular risks to our proprietary software and systems.

We use open-source software in our proprietary software and systems and intend to continue using open-source software in the future. The terms of many open-source licenses to which we are subject have not been interpreted by Singapore, South Africa or U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. The licenses applicable to our use of open-source software may require that source code that is developed using open-source software be made available to the public and that any modifications or derivative works to certain open-source software continue to be licensed under open-source licenses. Moreover, we cannot ensure that we have not incorporated additional open-source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open-source license, any of which could have a material adverse effect on our business.

Although we employ open-source software license screening measures, if we were to combine our proprietary software products with open-source software in a certain manner we could, under certain open-source licenses, be required to release the source code of our proprietary software products. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open-source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open-source software and that we license such modifications or derivative works under the terms of applicable open-source licenses. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open-source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products.

From time to time, there have been claims challenging the rights in open-source software against companies that incorporate it into their products. We and our customers may face claims from third parties claiming infringement of their intellectual property rights for what we believe to be permissive open-source software, or demanding the release or license of the open-source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation that could be costly to defend, have a negative effect on our business, financial condition and results of operations, and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease the sale or use of the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open-source software, which could require us to devote additional research and development resources, or take other remedial actions.

In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Some open-source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. Our use of open-source software may also present additional security risks because the source code for open-source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website, our software platform and systems that rely on open-source software.

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

In addition, we incorporate open-source software into our platform. Given the nature of open-source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open-source software programs, particularly in the United States. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open-source license, any of which could have a material adverse effect on our business.

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

Additionally, we provide asset recovery warranty coverage of up to ZAR 1.0 million on certain contracts in the event we fail to recover a stolen vehicle. If our recovery rate for stolen vehicles falls, we may be subject to an increased number of claims. We could experience material warranty costs in the future and incur significant costs to defend ourselves against these claims.

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

Our ability to generate operating cash flows at the holding company level depends on the ability of our subsidiaries, including Cartrack Holdings Proprietary Limited, to upstream funds. In particular, companies operating in South Africa are subject to exchange control limitations. Exchange controls in South Africa are administered by the South African Reserve Bank (“SARB”) pursuant to the Exchange Control Regulations, 1961, as amended, which regulates transactions between South African residents and non-residents. While exchange controls have been relaxed in recent years and may continue to be relaxed, South African companies remain subject to restrictions on their ability to export capital outside of the Common Monetary Area, which includes South Africa, Namibia, Lesotho and Eswatini. In addition, as the cash flows of certain countries are highly dependent on the export of certain raw materials, the ability to convert such currencies can be limited by the timing of payments for such exports, which may require us to organize our currency conversions around such constraints. These restrictions may affect the manner in which we finance our transactions outside South Africa and the geographic distribution of our debt.

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

The economies of countries in which we operate, including South Africa, Mozambique, Tanzania, Kenya and Nigeria in the past have been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our costs in such regions and decrease our operating margins. In particular, the inflation rate in South Africa, where we have significant operations, is relatively high compared to developed, industrialized countries. As of February 2022, the annual CPI stood at 5.7% compared to 2.9% in February 2021 and 4.6% in February 2020. Inflation in South Africa generally results in an increase in our operational costs in rand. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could have a material adverse effect on our business, financial condition and results of operations.

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

Additionally, we have to comply with the South African anti-corruption law, the Prevention and Combating of Corrupt Activities Act, No. 12 of 2004, as amended (“PRECCA”). This law prohibits public and private bribery and criminalizes various categories of corrupt activities. PRECCA also contains a reporting obligation to authorities of known or suspected corrupt activities which is triggered when the value of any known or suspected acts of corruption exceeds ZAR 100,000. Failure to report said corrupt activities is a criminal offense under PRECCA and imposes significant penalties on those convicted of corrupt activities. Regulation 43 of the South African Companies Act No. 71 of 2008 (“South African Companies Act”) also contains a number of anti-corruption compliance obligations that we must adhere to.

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

For the year ended February 28, 2022, 77% of our revenue was derived from South Africa. Emerging markets, including South Africa, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

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

The South African government, through the Broad-Based Black Economic Empowerment Act No, 53 of 2003 (as amended), and the codes of good practice and industry charters published pursuant thereto, has established a legislative framework for the promotion of broad-based black economic empowerment, or “B-BBEE”. Achievement of specified B-BBEE objectives is measured by a scorecard which establishes a weighting for the various objectives of B-BBEE, which include procuring goods and services from black-owned businesses (or from businesses that have earned good B-BBEE scores) and achieving certain levels of black South African employment and management participation, which is then translated to an entity’s “contributor level”. Compliance may affect the ability of a company to secure contracts in the public and private sectors in South Africa. We have four customers which require us to maintain specific/specified B-BBEE contributor levels as measured under the Amended Broad-Based Black Economic Empowerment Information and Communication Technology Sector Code. We currently maintain a level 8 B-BBEE contributor level. Customers with such requirements collectively represented 0.4% of our total revenue for the year ended February 28, 2022.

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

Our Revolving Credit Facility, as defined below, entered into between the wholly-owned subsidiary of Karooooo, Cartrack Holdings Proprietary Limited, and The Standard Bank of South Africa Limited (“Standard Bank”) contains certain covenants, including without limitation, those limiting our and our guarantor subsidiaries’, as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses.

Our obligations under our credit facility agreement with Standard Bank are secured by one of our significant subsidiaries and are secured by a lien on bank accounts, cash and cash equivalent investments, intellectual property, insurance policies, insurance proceeds and a pledge of the shares of certain of our subsidiaries incorporated in South Africa. A breach of any of these covenants or other provisions of our credit facilities could result in an event of default, which if not cured or waived, could result in amounts outstanding under our credit facilities becoming immediately due and payable. In the event that some or all of the amounts outstanding under our credit facilities are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts under our credit facilities, or our lenders could foreclose upon critical assets, which could have a material adverse effect on our business, results of operations and financial condition.(Refer to disclosure of Revolving Credit Facility with Standard Bank on page 79)

Changes in practices of insurance companies in the markets in which we provide our solutions could have an adverse effect on demand for products and services.

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

In addition, only persons who are registered as shareholders in our register of members are recognized under Singapore law as our shareholders. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Investors in our ordinary shares who are not specifically registered as shareholders in our register of members (for example, where such shareholders hold ordinary shares indirectly through the depository trust company “DTC”) are required to be registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. The administrative process of becoming a registered shareholder could result in delays prejudicial to any such legal proceeding or enforcement action. See Exhibit 2.2 “Description of Ordinary Shares—Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

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

The laws of Singapore and of the United States differ in certain significant respects. The rights of our shareholders and the obligations of our directors and officers under Singapore law may be different from those applicable to U.S. corporations, including those incorporated in Delaware, in material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than would otherwise apply to U.S. corporations, including those incorporated in Delaware. See Exhibit 2.2 “Description of Ordinary Shares—Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

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

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. We are authorized to issue an unlimited number of shares as there is no concept of authorized share capital under Singapore law. Moreover, we have entered into a registration rights agreement pursuant to which we have granted demand and piggyback registration rights to our Chief Executive Officer, Isaias (Zak) Jose Calisto.

Although we have paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.

Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend on many factors, including general and economic conditions, financial condition and operating results, available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, the ability of the group’s subsidiaries to distribute funds to Karooooo and such other factors as the board of directors may deem relevant. The board may, by ordinary resolution, declare dividends at a general meeting of its shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by the board of directors. Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the board of directors may, without the approval of shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of shareholders.

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

Requirements associated with being a public company in the United States require significant company resources and management attention.

As a U.S. public company, we incur significant additional legal, accounting, reporting, compliance and other expenses as a result of having publicly traded ordinary shares in the United States. We also incur costs including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs relating to being a public company registered in the United States.

We also incur costs associated with United States corporate governance requirements, including requirements under SOX, as well as rules implemented by the SEC, Nasdaq and the JSE. These rules and regulations increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and retain a qualified independent board.

Our senior management and other personnel have devoted, and will need to continue to devote, a substantial amount of time and attention away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Furthermore, new rules and regulations relating to disclosure, financial reporting and controls and corporate governance, or varying interpretations of existing rules and regulations, could be adopted by the SEC, Nasdaq or other regulatory bodies and exchange entities from time to time, and could result in a significant increase in legal, accounting and compliance costs and make certain activities more time-consuming and costly. Any of these effects could have a material adverse effect on our business, financial condition and results of operations.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX. We could be an emerging growth company for up to five years. See “Summary—Implications of Being an Emerging Growth Company,” below.

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

If we fail, for any reason, to effectively or efficiently maintain proper internal control procedures for compliance with Section 404 of SOX, or Section 404, such failure could materially and adversely affect our business, results of operations and financial condition.

Section 404(a) of SOX, or Section 404(a), requires that beginning with this annual report, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of SOX, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

Our first Section 404(a) assessment took place for this annual report, and based on this assessment, our management concluded that, as of February 28, 2022, our internal control over financial reporting was effective. If it is determined that we are not in compliance with Section 404 in the future, we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We may need to hire additional qualified personnel in order for us to maintain compliance with Section 404. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective.

Insiders have substantial control over us and may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, our Chief Executive Officer and certain of his affiliates, may be deemed to beneficially own approximately 65.0% of our issued and outstanding shares. For so long as such shareholders continue to own a significant percentage of our ordinary shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Additionally, as a consequence of our “staggered” board of directors, as further described in Item 6.C. “Board Practices—Board Composition,” only a minority of the board of directors will be considered for election at any annual meeting and such shareholders, because of their ownership position, will have considerable influence regarding the outcome of the election. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.

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

Based on the composition of our income and assets and value of our assets, including the value of our goodwill, we believe that we were not a PFIC for our taxable year ended February 28, 2022. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

As part of a limited strategy to distribute our SaaS platform through independent business owners, our solutions are sold through independent licensees in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, who enter into franchise agreements and have exclusive geographic licenses to market and sell our solutions in exchange for royalty payments. Revenue generated by licensees was 0.1% of our total revenue for the year ended February 28, 2022, 0.2% of our total revenue for the year ended February 28, 2021 and 0.2% of our total revenue for the year ended February 29, 2020.

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

We serve customers in 23 countries across five continents, supporting more than 1.5 million subscribers as of February 28, 2022 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. We collect an average of over 90 billion data points per month and have maintained a consistent platform uptime of 99.9%.

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

Large and growing global infrastructure. Our business is fully vertically integrated in the design, development, production, and deployment of its hardware and software offerings. Unlike many of our competitors, almost all of our systems and products that we use are proprietary. Our vertically-integrated model allows us to provide our customers with the benefits of lower costs and greater flexibility without third-party vendor lock-in. Our R&D center in Singapore is staffed exclusively by our employees and is positioned to ensure our continued access to world-class talent in Southeast Asia. To provide leading service in installations, customer support, and vehicle recovery, we have established a comprehensive branch network of automotive technicians with rapid-response capabilities in each of the 23 countries in which we or our licensees operate. Our more than 1000 mobile workshops serve customers globally around-the-clock. Our customer focused approach to service is key to our leadership position in the industry.

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

Stability and reliability. Cartrack utilizes the GSM/LTE network, to facilitate reliable communication between our platform and telematics devices. This technology enables recovery teams to accurately locate stolen vehicles and allows customers to track the movement of their vehicles via the web or mobile applications. GPS satellite technology provides users with accurate positioning and monitoring of the vehicle fleet. Secondary radio homing beacons enable air and ground response teams to locate vehicles in areas where coverage may be sparse. Customers also further benefit from our consistent 99.9% system uptime for the year ended February 28, 2022.

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

Our Opportunity

There is a significantly underpenetrated global opportunity in mobility data analytics for smart transportation. According to Allied Market Research, the market opportunity in automotive telematics in commercial vehicles alone is expected to grow from $33.4 billion in 2018 to $219.1 billion in 2026, representing a CAGR of 28%. We believe a large portion of spending in this space today is for outdated telematics offerings that do not provide the next-generation capabilities required by today’s customers across a broad range of transportation and mobility use cases. In 2020, Fitch Solutions estimates there will be more than 1.5 billion vehicles in the world, including more than 392 million commercial vehicles, increasing to 2 billion total vehicles by 2029, including more than 500 million commercial vehicles. McKinsey & Company found that around 15% of vehicles come with telematics installed as standard, suggesting under-penetration of a significant global opportunity. Additionally, we are identifying new avenues of growth from our data analysis and monetization. We have expanded our SaaS platform into insurance, and plan to continue to expand into tires and the maintenance and the buying and selling of vehicles. We continue to serve consumers across South Africa and are well positioned to launch and scale similar offerings opportunistically in other geographies.

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

Expand our consumer platform and services. We intend to expand our consumer offering into both Europe and the Asia-Pacific and Middle East region as demand grows for consumer services. For example, in Europe, the demand for accident notification and medical emergency response is growing and at our current scale, we can add these services to our business very efficiently.

Our SaaS Cloud Platform

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

The principal components of our SaaS platform include the following:

Commercial Applications

●	Fleet Telematics: The comprehensive Fleet Management SaaS Platform provides customers with real-time insight into their asset base through live tracking on a roadmap interface; using proprietary smart IoT devices that allow for powerful vehicle integration and the use of peripheral sensors all geared towards delivering:

●	Real-time, accurate GPS positioning enabling location management, fuel management and fraud detection, maintenance management, eco-driving, vehicle utilization, time and attendance, and cold chain management

●	Integration of real-time data into back office systems

●	Detailed driver management with advanced scorecards to manage the risk and performance of drivers

●	Real-time alerts for maintenance and engine diagnostics

●	LiveVision enables comprehensive pro-active risk management and fleet visibility via an AI enabled two-camera video telematics system or a four-camera live streaming vehicle video system:

●	The AI enabled camera delivers live warnings to proactively mitigate the risk of driver fatigue, driver distraction and collisions and includes the monitoring of safe driving distances

●	Live on-board cameras enable video selection, replay, and analysis, enabling driver coaching and performance improvement

●	Increased driver visibility reduces extraneous driving costs, reduces driver liability, increases driver safety, and further empowers fleet control

●	MiFleet Advanced Fleet Administration and Business Intelligence (“BI”) provides cost management and administration capabilities:

●	Provides insight into all asset-related costs, such as purchasing, fuel, fines and insurance for each asset in a fleet

●	Provides actionable intelligence for driver optimization through powerful BI

●	Karooooo Logistics (Picup, recently re-branded to Karooooo Logistics, given the unification of platforms) provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

●	Trace and locate drivers and mobile assets in real-time

●	Drive powerful and highly controlled workflows, for example, stock control, invoicing, electronic proof-of-delivery, and mobile workforce management

●	Up-to-date destinations and navigation integration, allowing drivers to spend more time focusing on job completion rather than finding a destination

●	Quick communication to drivers via synchronized task list and built-in messaging systems

●	Cartrack Field Service provides a software application enabling the management of field and or on site workers.

●	Trace and locate field workers and mobile assets in real-time

●	Manage workflows, for example, stock control, invoicing, electronic proof-of-job-completion

●	Up-to-date destinations and navigation integration, allowing workforce to spend more time focusing on job completion rather than finding a destination

●	Quick communication to field workers via synchronized task list and built-in messaging systems

●	Business Intelligence offers users a high-level view of fleet statistics, including analysis of key indicators and granular detail of asset-specific data.

●	Asset Tracking provides a way to track and trace moveable assets to reduce losses, automate inventory management, and improve workforce efficiency, equipment utilization, and regulatory compliance.

●	Asset Recovery. Our SVR and asset recovery services assist vehicle owners and insurance companies with the recovery of vehicles and other assets that have been, or have been alleged to have been, stolen. This service includes around-the-clock assistance with real-time tracking, dedicated technical teams, early warning alert systems, ground and air recovery teams dedicated exclusively to Cartrack operating under local law licenses, specialized technologies for both GSM and radio frequency and repatriation assistance across international borders. Our recovery success rate is considered by management to be achieved through the high reliability standards of our SaaS Platform, our smart in-vehicle devices, specialized installation techniques, miniaturization, and a dedicated team of rapid response recovery agents.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and resulting in lower premiums.

Consumer Applications

●	Protector is an all-encompassing safety package for all consumer vehicles. Following the installation of the Cartrack telematics device, consumers can access a diverse set of software features and benefits, including:

●	a mobile application for real time movement management and communication;

●	Asset Recovery;

●	Ambulance Assist (facilitating emergency medical outreach and response);

●	Crash Alert (as described below);

●	a Limited Asset Recovery Warranty pay out in the unlikely event of the vehicle not being recovered;

●	a power event notification provides alerts upon vehicle battery disconnect;

●	an ignition sensor remotely reads ignition status and detects improper use;

●	Crash Alert is a 24/7 monitoring system, which immediately triggers a dispatch for emergency services in response to a detected collision or accident.

●	Car Watch is a mobile application that lets users track and watch their vehicles from a distance. It includes alert notifications and the ability to sound an alarm remotely after unauthorized movements.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and drive behavioral change resulting in safer drivers, reduced risk and lower premiums.

Specialist Mobility Solutions

●	Bike Track offers a GPS-based solution providing a comprehensive set of fleet management software features for commercial motorbike fleets. It includes a unique power management system that ensures bike batteries will not have to be discharged.

●	Credit Management predicts payment cycles and facilitate active credit management for asset-based vehicle finance including accident reconstruction and driver behavior reporting for maintenance services and fraud detection. Real-time alarms and alerts are used to protect and secure assets.

●	Electronic Monitoring. In Singapore, we provide an end-to-end electronic monitoring services (“EMS”) application that allows law enforcement agencies to monitor persons of interest, such as offenders on extended supervision, parole, home detention, or community detention, including released prisoners in halfway care or who are in the process of being reintegrated into society.

Next-Generation Mobility Solutions

We are constantly innovating to offer a range of additional mobility and monitoring solutions in select markets:

●	Carzuka, our vehicle buying and selling marketplace is designed to allow clients to source, buy and sell vehicles efficiently and cost effectively with peace of mind. This marketplace includes vehicles sold by third parties as well as vehicles purchased and reconditioned by Cartrack.)

●	The global addressable market for used cars is anticipated to grow from 115 million vehicles in 2019 to 275 million vehicles in 2030 with South Africa making up 1.2 million of the used car market in 2019 according to industry sources.

●	Carzuka is currently in beta testing phase in South Africa, with a low volume of transactions as we continue to develop its business model and refine its processes. We expect Carzuka to enter full operation the second quarter of our 2023 financial year.

●	Cartrack Insurance Agency. Our insurtech multi-quote or aggregator platform offering customers the ability to obtain a fast online quote from a panel of independent insurers at competitive rates or if they choose, they can talk to a qualified consultant to advise on the appropriate insurance at the right price;

●	On-Demand Rideshare Taxi Application. We have developed a rideshare application that is currently deployed in the United Arab Emirates, and has been developed for localization in multiple geographies.

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

Our strategy for generating scale in a region is to initially build customer volume. We subsequently target larger business customers. Excellence in service to our customers is core to our values and culture. As of February 28, 2022 Karooooo had more than 88,000 commercial customers compared to more than 75,000 as of February 28, 2021 driven by new customer additions and maintaining our high customer retention rate. We believe that we have a satisfied customer base given our high customer retention rate. We maintain a strong focus on internally monitoring and continuously enhancing our customer satisfaction levels. We provide 24/7 customer support as part of our subscription and our internal teams are proactive in assisting customers over the phone. Additional assistance is also available via phone, chat or email.

Representative customers by geographical regions are listed below:

South Africa: Anglo American De Beers Group, MAN Automotive South Africa, King Price Insurance, Avis Car Rental, The Courier Guy, SA Taxi Finance, Bridge Taxi Finance, Spartan Truck Hire, MultiChoice, SuperSport, Toyota South Africa Motors (including Hino), Clicks, Dis-Chem Pharmacies, Pick n Pay.

Africa: CAT/MANTRAC, Moove, Gemfields Group, Ryce Leasing, NCBA Kenya, Toyota Motors (including Hino), Aids Healthcare Foundation, Rentworks, AMS.

Europe: Central Cervejas e Bebidas, La Farge, Telefurgo, SONAE, MC Green, Galaxy JMV, Jeronimo Martins, Biedronka.

Asia-Pacific, Middle East and USA: Grab Rentals, Singapore Prison Service, Asia Brewery Inc.,Ley Choon Group, Orix, Lim Siang Huat, GetGo, Huationg, Huawei, Unilever, KFC, CAT/MANTRAC, Hertz, Five Star, Dizon Farms, Lumens, Goldbell, Singapore, Red Cross Society, Coca-Cola.

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

In addition to the direct selling methods set forth above, our field sales teams, with support from our inside sales team, work closely with automobile dealerships, insurance companies and insurance brokers to generate channel-based opportunities for us to acquire new customers.

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

Our Technology

We designed our SaaS Cloud platform architecture for global access via an internet browser or mobile application. Updates to our platform are distributed instantaneously to all of our customers over the internet. Our solutions have been specifically built to deliver:

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

Research and Development

The responsibilities of our research and development organization, which consists of 149 full-time employees, include platform management, platform development, quality assurance, and technology operations. Our investment in research and development is core to our business strategy and a key differentiator in the competitive landscape. All of our research and development activities are performed in-house. Our primary research and development organization is based in Singapore. We also have research and development operations in South Africa (where the first versions of our solutions were developed), and Portugal. Based on feedback from our customers and prospects, we work to expand our platform offerings while enhancing and maintaining our core solution technology to adapt to new regulatory compliance requirements, user demands, and emerging trends in the industry. We develop new functionality with a view to full platform deployment for use by all of our customers and avoid bespoke development.

Operations

We physically host our cloud-based SaaS platform for our customers principally in five secure third-party data centers located in South Africa, Singapore, the Netherlands, and the United Arab Emirates. These data centers provide us with both physical security, including around-the-clock security personnel, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. Our data centers maintained over 99.9% system uptime during the year ended February 28, 2022. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. We believe our agreements with these third-party data centers are generally consistent with competitive market terms and conditions.

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

We leverage a large team of employed installers worldwide to install our telematics devices. On some occasions we may call on third parties to assist with installation. Upon contracting with a new customer, we dispatch the nearest installer to the customer’s place of business or a central location for installation of our telematics devices. Typically, the full installation cycle is accomplished within two to five days from the date of contract. If a telematics device malfunctions in the field, we also use our installers to replace the device.

Our Competition

The rapidly evolving market for our solutions is competitive and highly fragmented in certain of our regions, particularly by geography and customer segment. We compete with point-to-point solution providers as well as other companies with service offerings designed to address similar needs as our solutions that range from small, regional providers to midsized multinational providers to large global providers. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Verizon Connect, WebFleet by Bridgestone (formerly TomTom), Masternaut (a Michelin Group Company) and Fleet Complete for commercial fleet management in Europe; we compete with Tracker, Netstar, MiX Telematics, Geotab and CTrack (recently sold by Inseego) for both consumers and commercial customers in South Africa; and we compete with a large and fragmented group of competitors in Asia and Africa. Many larger competitors have entered the market in recent years through acquisitions of competing solutions, such as telecommunications provider Verizon acquiring Fleetmatics, as well as tire companies Bridgestone and Michelin acquiring TomTom and Masternaut, respectively. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources.

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

Human Capital

As at February 28, 2022, we had 3,508 full-time employees of which 2,456 are located in South Africa, 238 are located in Africa-Other, 242 are located in Europe, and 572 are located in Asia-Pacific, Middle East and USA. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

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

C.	ORGANIZATIONAL STRUCTURE

The following table lists the entities which are controlled by the group.

Company Name	Held by	Country of incorporation	% holding 2022	% holding 2021
Cartrack Holdings Proprietary Limited	Karooooo Ltd	South Africa	100.0	68.1
Carzuka.com Pte Ltd	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.0	-
Karooooo Software Pte. Ltd.	Karooooo Ltd	Singapore	100.0	-
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.0	-
Carzuka Pte Ltd	Carzuka.com Pte Ltd	Singapore	100.0	100.0
Karooooo Technologies Proprietary Limited[2]	Karooooo Proprietary Ltd	South Africa	100.0	100.0
Cartrack Management Services Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Insurance Agency Proprietary Limited[3]	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.0	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Purple rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	-
Picup Technologies Proprietary Limited (“Picup”)[4]	Cartrack Holdings Proprietary Limited	South Africa	70.1	-
Cartrack Telematics Proprietary Limited	Cartrack Proprietary Limited	South Africa	49.0	49.0
Veraspan Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Ltd	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[1]	Cartrack Proprietary Limited	South Africa	49.0	49.0
Zonke Bonke Telecoms Proprietary Limited[1]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	100.0
Retriever Limited	Cartrack Technologies Pte. Limited	Kenya	100.0	100.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0
Cartrack Investments UK Limited	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0

Company Name	Held by	Country of incorporation	% holding 2022	% holding 2021
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC	Cartrack Technologies Pte. Limited	Philippines	100.0	51.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited[1]	Cartrack Technologies Pte. Limited	Zambia	100.0	100.0
Cartrack (Mauritius) Ltd[1]	Cartrack Technologies Pte. Limited	Mauritius	100.0	100.0
Cartrack Vietnam Limited Liability Company[1]	Cartrack Technologies Pte. Limited	Vietnam	100.0	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.SP.ZO.O	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack France SAS	Cartrack Portugal S.A.	France	100.0	-
Cartrack Limitada	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	80.0	80.0

[1]	Dormant

[2]	Previously known as Cartrack Technologies Proprietary Limited

[3]	Previously known as Drive and Save Proprietary Limited

[4]	Picup has recently been re-branded to, and is thus referred to as, Karooooo logistics given the unification of platforms. Antonio Bruni, founder and CEO of Picup, and the management team, own the remaining 29.9% interest in Picup. Karooooo has the option to increase its shareholding to 83.5%.

D.	PROPERTY, PLANT AND EQUIPMENT

Our principal executive office in Singapore consists of approximately 1,625 square meters of space under a lease that expires in April 2023. Our offices in Johannesburg, South Africa, included two offices with approximately 6,356 square meters of space under leases that were terminated in December 2021 following a decision to demolish the existing buildings. We entered into lease agreements for office space at two locations as set out below:

Lessee	Lessor	Address	Term
Cartrack Manufacturing Proprietary Limited	Stand 222 Republic Road (Pty) Ltd	Cnr Cherry Drive & Republic Rd, Randburg, Johannesburg, Gauteng, S.A	January 01, 2022 to December 31, 2024

Cartrack Proprietary Limited	Growthpoint Properties Limited	Grosvenor Corner, 195 Jan Smuts Avenue, Rosebank, Johannesburg, Gauteng, S.A.	April 01, 2021 to November 30, 2024

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

Overview

Karooooo, headquartered in Singapore, is a leading provider of an on-the-ground operations Internet of Things (“IoT”) software-as-a-service (“SaaS”) cloud that maximizes the value of data by providing insightful real-time data analytics and business intelligence reports. Its offering extends beyond connected vehicles and equipment, assisting diverse enterprise customers in digitally transforming their on-the-ground operations, including systems integrations, fleet administration, field worker management, video-based safety, risk mitigation, delivery management and ESG compliance and reporting. Our business is vertically integrated, which affords us complete autonomy with regards to the development of the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control almost every aspect of our smart device design, platform innovation and software application development, client acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies.

Karooooo Limited (“Karooooo”), owns 100% of Cartrack, 100% of Carzuka and 70.1% of Picup (recently re-branded as Karooooo Logistics given the unification of platforms).

We serve customers in 23 countries across five continents, supporting more than 1.5 million subscribers as of February 28, 2022 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. At the end of 2022, we had more than 88,000 commercial customers (Fiscal 2021: 75,000+).

Prior to the financial year ended February 28, 2022, the Group was organized into geographical business units and had four reportable segments by geography. There was only one reportable business segment, the Cartrack business segment. However, with the new business setup and new business acquired in financial year February 28, 2022, for management purposes, the Group organized its business units based on its products and services into the following reportable segments:

●	Cartrack is a provider of an on-the-ground operational Internet of Things (“IoT”) Software-as-a-service (“SaaS”) cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

●	Carzuka is a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively.

●	Karooooo Logistics (Picup, recently re-branded as Karooooo Logistics given the unification of platforms) provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

Since our founding, Cartrack has gained vast expertise and enhanced our business in the following areas:

●	Developing new software applications such as fleet management, mobile asset accounting, workforce management, and insurance solutions;

●	Assisting diverse enterprise customers in digitally transforming their on-the-ground operations, including systems integrations, fleet administration, field worker management, video-based safety, risk mitigation, delivery management and ESG compliance and reporting.

●	Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

●	Expanding our sales and marketing focus to include commercial fleets of all sizes; and

●	Expanding our geographic footprint.

Our single user interface and fully integrated cloud-based SaaS platform runs on internally developed and cost-effective smart IoT devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third party technology providers are established to create incremental value to customers in the markets we serve.

We believe that maintaining strong financial discipline and prudent investment of capital provides a strong foundation for growth. For the year ended February 28, 2022, we grew our subscriber base by an additional 219,972 (2021: 179,485) subscribers to 1,525,972 (2021: 1,306,000) despite the effects of the COVID-19 pandemic. Our business has experienced scale, growth, strong profitability, and capital efficiency in recent years. For the year ended February 28, 2022, we generated subscription revenues of ZAR 2,568.2 million compared to subscription revenues of ZAR 2,209.0 million for the year ended February 28, 2021, reflecting year-over-year growth of 16%. Cartrack’s subscription revenue represented 97% of Cartrack’s total revenue.

Karooooo’s profit for the year was ZAR 476.6 million and ZAR 497.4 million, for the years ended February 28, 2022 and February 28, 2021, respectively, reflecting a year-over-year decline of 4%. This result includes Carzuka’s and Karooooo Logistics’s losses incurred in the period (2021: Nil). Karooooo is investing for the future in building Carzuka and Karooooo Logistics for scale, supported by the group’s strong cash flow generative business model and the ability to leverage the untapped network effects of the Cartrack platform. The business models of Karooooo Logistics and Carzuka have delivered promising early results supporting scalability and good growth potential in the future.

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year was ZAR 1,211.8 million and ZAR 1,125.4 million for the years ended February 28, 2022 and February 28, 2021, respectively, reflecting year-over-year growth of 8%.

Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth, territorial expansion, Carzuka and Karooooo Logistics. For the years ended February 28, 2022 and February 28, 2021, respectively, we generated net cash from operating activities of ZAR 931.7 million and ZAR 937.9 million, reflecting a year-over-year decrease of less than 1% despite Karooooo’s continued and strategic investment into customer acquisition and long-term growth. Karooooo’s investment for growth contributed to the 23% increase in net subscriber additions to 219,972 in 2022 (2021: 179,485).

	Cartrack			Karooooo Logistics	Carzuka	Karooooo IFRS Total Reported
	2022	Year-on- Year Change	2021	2022		2022	Karooooo Year-on- Year Change
	Statement of Profit or Loss Information (Rand Thousands)
Revenue	2,636,800	15%	2,290,543	42,041	67,310	2,746,151	20%
Subscription revenue	2,565,745	16%	2,209,017	2,420	-	2,568,165	16%
Other revenue	71,055	(13)%	81,526	39,621	67,310	177,986	118%
Cost of sales	(832,197)	24%	(670,523)	(31,151)	(59,213)	(922,561)	38%
Gross profit	1,804,603	11%	1,620,020	10,890	8,097	1,823,590	13%
Other income	1,823	(16)%	2,166	18	-	1,841	(15)%
Operating expenses (1)	(1,091,090)	22%	(895,624)	(13,817)	(21,399)	(1,126,306)	26%
Sales and marketing	(321,723)	35%	(238,110)	(423)	(11,113)	(333,259)	40%
General and administration (1)	(539,617)	13%	(476,534)	(10,435)	(5,275)	(555,327)	17%
Research and development	(141,396)	41%	(100,138)	(2,959)	(4,883)	(149,238)	49%
Expected credit losses on financial assets	(88,354)	9%	(80,842)	-	(128)	(88,482)	9%
Operating profit (1)	715,336	(2)%	726,562	(2,909)	(13,302)	699,125	(4)%
Gross profit margin	68%		71%	26%	12%	66%
Operating profit margin(1)	27%		32%	(7)%	(20)%	25%

1.	If excluding the ZAR 15.3 million relating to the write-off of capitalized commission assets in the fourth quarter of fiscal 2022, Cartrack’s:

●	Operating expenses increased 20%

●	General and administration operating expenses increased 10% to ZAR 524.3 million, in line with management expectations

●	Operating profit increased 1% to ZAR 730.6 million

●	Operating profit margin is 28%

Factors Affecting Our Results of Operations

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this annual report titled “Risk Factors.”

Subscriber Growth

We derive substantially all of our revenue from the sale of subscriptions to our SaaS cloud. For the year ended February 28, 2022, Cartrack’s subscription revenue accounted for 97% of Cartrack’s total revenue compared to 96% for the year ended February 28, 2021. We are focused on growing our subscription revenue by acquiring subscriptions from new customers and retaining and expanding subscriptions with existing customers, as we seek to utilize innovative feature enhancements on our SaaS cloud and value-added services as part of our customer acquisition and retention strategy.

We measure our success by our net subscriber base growth. We calculate net subscriber growth as the difference between gross subscriber additions and gross subscriber churn over a given period. For the year ended February 28, 2022, our gross subscriber additions were 448,160 and net subscriber growth was 219,972 compared to gross subscriber additions of 360,515 and net subscriber growth of 179,485 for the year ended February 28, 2021.

Karooooo’s strong growth momentum in the number of subscribers carried through for 2022. The growing demand by small to large enterprises wanting to digitally transform their business to remain competitive prevailed throughout 2022. We were able to deliver 20% revenue growth despite the impact of the COVID-19 pandemic, as compared to the year ended February 28, 2021, primarily due to the success of our distribution infrastructure, despite persistent changing and challenging operating conditions. Karooooo’s operational resilience, coupled with its profitable and robust business model, drove new customer additions, delivering continuous growth in the total number of subscribers (connected vehicles and equipment on our platform).

As expected, and a follow-on from the third quarter of fiscal 2022, the growth of our subscriber base was predominantly negatively impacted by higher-than-normal churn given the termination of customers that have not been able to economically survive the pandemic. Although the COVID-19 pandemic remains unpredictable, we believe the lagging effects of COVID-19 will soon normalize, with minimal impact expected by the third quarter of the 2023 financial year.

The Asia-Pacific, Middle East and USA region, and the European region are our key global growth focus areas. For the year ended February 28, 2022, the Asia-Pacific, Middle East and USA region and Europe region recorded a 22% and 15% increase in subscribers, respectively, while South Africa and Africa-Other achieved a 17% and 9% increase in subscribers, respectively, for the same period.

Customer Growth and Customer Retention

We rely on our proprietary internal systems and processes as well as our own sales teams to drive customer growth and minimize third-party risks in acquiring customers. Customer growth is a key driver of subscriber growth (vehicles under subscription contracts).

We offer our SaaS Cloud platform to a broad range of customers seeking a variety of mobility solutions. Neither our ability to acquire nor retain customers is dependent on any specific industry, and we have not historically been materially exposed or vulnerable to cyclical or niche business sectors. Moreover, as a result of this industry agnostic approach and our generally consistent average Revenue per subscriber (“ARPU”) in each region, our customer mix has not materially affected our results of operations. We do, however, monitor our customer mix to ensure that our sales and marketing efforts continue to be effective and evaluate exposure to customer concentration or other material risks in our subscriber base.

As of February 28, 2022 Karooooo had more than 88,000 commercial customers compared to more than 75,000 as of February 28, 2021 driven by new customer additions and maintaining our high customer retention rate.

Unlike South Africa in 2022, Asia’s lockdown restrictions continued to remain stringent with extremely difficult travel and subdued economic activity, locally and from abroad, given the lingering presence of COVID-19. For the year ended February 28, 2022, 77% of our total revenues were derived from our South African operations, compared to 73% for the year ended February 28, 2021, respectively. We seek to capitalize on the growth opportunities in our other regional markets, with subscribers currently located in 23 countries worldwide. In addition to driving subscription revenue growth, we believe that our presence across multiple geographic markets and our exposure to multiple industry sectors can mitigate the risk of changing economic conditions.

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

(Refer to the Risk Factors note on foreign currencies on page 23 and Note 31.2 (c) on Currency Risk on page F-53)

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

Although COVID-19 subdued the Company’s performance in 2022, the subscriber base still grew by 17% for the year. We continually evaluate the trade-off between our strong unit economics and our intended accelerated investment for growth as we now believe that we are transitioning towards an unpredictable COVID-19 endemic. This provides us with the opportunity to accelerate our investment in sales and marketing to drive customer acquisition. We are well positioned to materially increase our spend on sales and marketing to achieve even stronger growth given our track record of strong unit economics.

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

Number of Subscribers

We have demonstrated a history of growing our subscriber base through growth in customers as a result of our proprietary platform with next-generation functionality and software features, sales-centric culture and competitive pricing. We believe that our ability to attract a range of diversified new customers and grow our subscriber base is key to building a sustainable business model. The number of subscribers on our platform directly drives our subscription revenue, which made up 97% of our total revenue for the fiscal year ended February 28, 2022. See “—Subscription Revenue.” We define the number of subscribers at the end of any particular period as the total number of connected vehicles and equipment using our platform at the end of such period. As of February 28, 2022 and February 28, 2021, we had 1,525,972 and 1,306,000 subscribers, respectively, which represents net subscriber growth of 219,972 or a 23% increase from period to period as a result of gross subscriber sales of 448,160 and gross subscriber churn of 228,188.

As of February 28, 2021, and February 29, 2020, we had 1,306,000 and 1,126,515 subscribers, respectively, which represents net subscriber growth of 179,485 or a 8% increase from period to period as a result of gross subscriber sales of 360,515 and gross subscriber churn of 181,030.

	As of February 28/29			% Change
	2022	2021	2020	2022	2021

Subscribers (as of end of period)	1,525,972	1,306,000	1,126,515	17%	16%

Subscription Revenue

Subscription revenue is a key metric we use to evaluate our business, since we derive substantially all of our revenue from the sale of subscriptions to our next-generation SaaS cloud platform. For the years ended February 28, 2022, February 28, 2021 and February 29, 2020, Karooooo’s subscription revenue was ZAR 2,568.2 million, ZAR 2,209.0 million and ZAR 1,887.7 million, respectively, which represents a 16% and 17% increase respectively compared to the prior period, as a result of resilient subscriber growth.

	Year ended February 28/29				% Change
	2022	2022	2021	2020	2022	2021
	(U.S.$ thousands (1))	(in R thousands)

Subscription Revenue	166,791	2,568,165	2,209,017	1,887,717	16%	17%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Adjusted Earnings Before Interest Depreciation Taxation and Amortization (“Adjusted EBITDA”) (a non-IFRS measure)

In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income plus finance costs, fair value changes to derivative assets, taxation, depreciation and amortization, plus once-off IPO costs, plus a write-off of capitalized commission assets of ZAR 15.3 million through profit and loss in 2022. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

	Year ended February 28/29				% Change
	2022	2022	2021	2020	2022	2021
	(U.S.$ thousands(1))	(in R thousands)
Profit for the year	30,953	476,607	497,420	443,526	(4)%	12%
Less: Finance income	(395)	(6,083)	(4,358)	(2,592)	40%	68%
Add: Finance costs	801	12,331	9,302	16,831	33%	(45)%
Add: Fair value changes to derivate assets	33	506	-	-	100%	-
Add: Taxation	13,345	205,476	198,628	173,157	3%	15%
Add: Depreciation of property, plant and equipment and amortization of intangible assets	32,301	497,359	398,792	295,762	25%	35%
Add: IPO costs	668	10,288	25,570	-	(60)%	100%
Add: Capitalized commission assets written-off (2)	994	15,301	-	-	100%	-
Adjusted EBITDA (a non-IFRS measure)	78,700	1,211,785	1,125,354	926,684	8%	21%
Profit Margin	17%	17%	22%	23%
Adjusted EBITDA Margin (a non- IFRS measure)	44%	44%	49%	48%

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

During the financial year ended February 28, 2022, the Group uncovered collusion between a few insurance brokers and certain staff members.  This resulted in a write-off of capitalized commission assets, of ZAR 15.3 million (2021: Nil) through profit or loss. The write-off was recognized in general and administration operating expenses for the year ended February 28, 2022. The error was corrected prospectively as the impact to prior periods is not material.

For the years ended February 28, 2022 and February 28, 2021, Adjusted EBITDA was ZAR 1,211.8 million and ZAR 1,125.4 million, respectively which represents an 8% increase period over period, primarily due to consistent profitability as a result of robust subscriber and subscription revenue growth offset by investment for growth. This result includes Carzuka’s and Karooooo Logistics’s losses incurred in the period (2021: Nil). Karooooo is investing for the future in building Carzuka and Karooooo Logistics for scale, supported by the group’s strong cash flow generative business model and the ability to leverage the untapped network effects of the Cartrack platform. The business models of Karooooo Logistics and Carzuka have delivered promising early results supporting scalability and good growth potential in the future.

For the years ended February 28, 2021 and February 29, 2020, Adjusted EBITDA was ZAR 1,125.4 million and ZAR 926.7 million, respectively, which represents a 21% increase from period to period, largely due to an increase in profitability as a result of strong subscriber and subscription revenue growth with improving operational efficiencies due to the expansion of proprietary internal systems and increase in scale.

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

	Year ended February 28/29				% Change
	2022	2022	2021	2020	2022	2021
	(U.S.$ thousands (1))	(in R thousands)
Net cash generated from operating activities	60,510	931,706	937,851	901,224	(1)%	4%
Less: purchase of property, plant and equipment	(35,891)	(552,634)	(478,036)	(388,723)	16%	23%
Free cash flow (a non-IFRS measure)	24,619	379,072	459,815	512,501	(18)%	(10)%
Net cash generated from operating activities as a percentage of revenue	34%	34%	41%	46%
Less: purchase of property, plant and equipment as a percentage of revenue	(20)%	(20)%	(21)%	(20)%
Free cash flow margin (a non-IFRS measure)	14%	14%	20%	26%

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

We calculate free cash flow as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue.

For the years ended February 28, 2022 and February 28, 2021, free cash flow was ZAR 379.1 million and ZAR 459.8 million, respectively, which represents a 18% decrease period over period primarily due to a 1% decrease in net cash generated from operating activities at ZAR 931.7 million (2021: ZAR 937.9 million) given Karooooo’s continued and strategic investment into customer acquisition and long-term growth and Karooooo’s strategic decisions to increase its investment into property, plant and equipment and infrastructure (predominantly being telematics devices and components) with ZAR 552.6 million invested during 2022, 16% more than the ZAR 478.0 million invested in 2021.

For the years ended February 28, 2021 and February 29, 2020, free cash flow was ZAR 459.8 million and ZAR 512.5 million, respectively, which represents a 10% decrease period over period primarily due to a 4% growth in cash generated by operations offset by a strategic increase in telematics devices and components included in its investment into property, plant and equipment and infrastructure.

Free cash flow margin was 14% and 20%, respectively, for the years ended February 28, 2022 and February 28, 2021 and was 20% and 26%, respectively, for the years ended February 28, 2021 and February 29, 2020, respectively.

Annualized Recurring Revenue (“SaaS ARR”) (a non-IFRS measure)

We use SaaS ARR, a non-IFRS measure, as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring customer contracts, assuming zero cancellations. We define SaaS ARR as the annual run rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by 12. SaaS ARR is not adjusted for the impact of any known or projected future customer cancellations, service upgrades or downgrades or price increases or decreases. The amount of actual revenue that we recognize over any 12-month period is likely to differ from SaaS ARR at the beginning of that period, sometimes significantly. This may occur due to subsequent changes in our pricing, service cancellations, upgrades or downgrades and acquisitions or divestitures. Our calculation of SaaS ARR may differ from similarly titled metrics presented by other companies. The following table shows our SaaS ARR for each of the periods presented calculated using subscription revenue for the last month in each period:

	As of February 28/29				% Change
	2022	2022	2021	2020	2022	2021
	(U.S.$ thousands (1))	(in R thousands)

SaaS Annualized Recurring Revenue (a non-IFRS measure)	177,145	2,727,588	2,377,108	2,021,880	15%	18%

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

As at February 28, 2022 and February 28, 2021, SaaS ARR was ZAR 2,727.6 million and ZAR 2,377.1 million, respectively, which represents a 15% increase from period to period, as a result of strong subscriber growth offset by a 2% decrease in ARPU due to adverse currency fluctuations.

As at February 28, 2021 and February 29, 2020, SaaS ARR was ZAR 2,377.1 million and ZAR 2,021.9 million, respectively, which represents a 18% increase from period to period, as a result of strong subscriber growth and a 2% increase in ARPU.

Average Revenue Per Subscriber (“ARPU”)

ARPU measures the monetization of Karooooo’s platform and is an indicator of pricing efficiency, competitiveness and market positioning. On an annual basis, ARPU is calculated as the average of the four quarterly ARPUs in that year. The Group’s ARPU has been fairly consistent since inception more than 15 years ago. Management believes that ARPU of approximately ZAR 150 provides attractive margins and sustainable growth in most countries.

The following table shows our historical ARPU for each of the periods presented:

	Year ended February 28/29				% Change
	2022	2022	2021	2020	2022	2021
	(U.S.$ (1))	(in R’s)

ARPU for the fiscal year	10	151	154	151	(2)%	2%

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

Cost of Sales

Cost of sales consists primarily of costs related to the depreciation and amortization of capitalized subscriber acquisition costs, which includes the telematics device, the cost of the installation and direct commissions paid to our sales staff. Other components of cost of sales include non-capitalized automotive technician costs, machine to machine (“M2M”) network communications costs and the costs of delivering safety and asset recovery services to our customers, including such costs incurred by our licensees. We capitalize the cost of installed telematics devices and direct sales commissions and depreciate these costs over the expected useful life of the subscriber, which is currently 60 months. We pay commissions to our sales staff only once a telematics device is installed and activated. If a customer subscription agreement is cancelled prior to the end of the expected useful life of the subscriber, the depreciation period is accelerated resulting in the carrying capitalized value being expensed in the then-current period. If an installed telematics device requires replacement for defect, the cost is taken as an expense in the replacement period. Less significant cost of sales items include expenditures incurred in connection with our asset recovery warranty program, (which is determined based on historical loss data observed over a period of at least the past five years) and mapping costs. Our cost of sales is generally driven by the number of assets under subscription and solutions provided. We expect the cost of sales in absolute terms to increase with subscriber growth. Cost of sales also includes the cost of vehicles bought for and sold via the Carzuka platform.

Other Income

Other income substantially consists of the profit on sales of fixed assets and other less significant items.

Operating Expenses

Other operating expenses consist of sales and marketing, research and development, general and administration and expected credit losses on financial assets.

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

Research and Development

Research and development expenses consist of wages and benefits for hardware engineers, product management and software development personnel, technology experimental costs and the amortization of intangible assets relating to capitalized development costs. We have focused our research and development efforts on improving ease of use, functionality and technological scalability of our SaaS platform as well as on expanding and developing new offerings. The majority of our research and development employees are located in Singapore, South Africa and Portugal. Research and development costs that qualify for capitalization, such as costs related to new generation smart devices and our SaaS platform, are capitalized and amortized over 3 years.

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

Finance Costs

Finance costs consist of interest paid on bank overdraft facilities, interest bearing loans, lease obligations and interest charges on outstanding taxes.

Taxation

Taxation consists primarily of current and deferred income tax and a minimal component of withholding tax.

Non-Controlling Interest

The non-controlling interest principally relates to a portion of Karooooo’s subsidiaries not owned by the parent, Karooooo. Subsequent to the acquisition of the remaining 31.9% stake in Cartrack Holdings Proprietary Limited, there is no material non-controlling interest as at February 28, 2022.

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Year ended February 28/29				% Change
	2022	2022	2021	2020	2022	2021
Consolidated Statement of Profit and Loss Data:	(U.S.$ thousands(1))	(in R thousands)

Revenue	178,350	2,746,151	2,290,543	1,941,893	20%	18%
Cost of sales	(59,916)	(922,561)	(670,523)	(574,770)	38%	17%
Gross profit	118,434	1,823,590	1,620,020	1,367,123	13%	18%
Other income	120	1,841	2,166	1,867	(15)%	16%
Operating expenses	(73,149)	(1,126,306)	(895,624)	(738,068)	26%	21%
Sales and marketing(3)	(21,644)	(333,259)	(238,110)	(177,870)	40%	34%
General and administration(4)	(36,066)	(555,327)	(476,534)	(460,402)	17%	4%
Research and development(5)	(9,692)	(149,238)	(100,138)	(44,924)	49%	123%
Expected credit losses on financial assets	(5,747)	(88,482)	(80,842)	(54,872)	9%	47%
Operating profit	45,405	699,125	726,562	630,922	(4)%	15%
Initial public offering costs (“IPO”)	(668)	(10,288)	(25,570)	-	(60)%	100%
Finance income	395	6,083	4,358	2,592	40%	68%
Finance costs	(801)	(12,331)	(9,302)	(16,831)	33%	(45)%
Fair value changes to derivative assets	(33)	(506)	-	-	100%	-
Profit before taxation	44,298	682,083	696,048	616,683	(2)%	13%
Taxation	(13,345)	(205,476)	(198,628)	(173,157)	3%	15%
Profit for the year	30,953	476,607	497,420	443,526	(4)%	12%

Profit attributable to:
Owners of the parent	29,222	449,953	318,183	289,882	41%	10%
Non-controlling interest	1,731	26,654	179,237	153,644	(85)%	17%
	30,953	476,607	497,420	443,526	(4)%	12%

Earnings per share
Basic and diluted earnings per share (US$’s & R’s)	0.99	15.24	15.65	14.26	(3)%	10%
Adjusted earnings per share (a non-IFRS measure)(2)
Adjusted basic and diluted earnings per share (a non-IFRS measure) (US$’s & R’s)	1.05	16.10	16.91	14.26	(5)%	19%

	Year ended February 28/29
	2022	2022	2021	2020
	(U.S.$ thousands(1))	(in R thousands)
Reconciliation of basic and diluted earnings and adjusted earnings per share (a non-IFRS measure)

Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	29,222	449,953	318,183	289,882
Adjust for:
IPO costs	668	10,288	25,570	-
Capitalized commission assets written-off	994	15,301	-	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	30,884	475,542	343,753	289,882

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	29,528	29,528	20,333	20,333

Basic and diluted earnings per share	0.99	15.24	15.65	14.26
Adjusted basic and diluted earnings per share (a non-IFRS measure)	1.05	16.10	16.91	14.26

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Adjusted earnings per share, a non-IFRS measure, is defined as earnings per share in accordance with IFRS excluding the impact of non-recurring expenses relating to the IPO and a write-off of capitalized commission assets. For the year ended February 28, 2022, IPO costs of ZAR 10.3 million were expensed (2021: ZAR 25.6 million) and ZAR 15.3 million (2021: Nil) of capitalized commission assets were written off through profit and loss in 2022. A reconciliation from earnings per share to Adjusted earnings per share, a non-IFRS measure, is presented.

(3)

Sales and marketing expenses for the year ended February 28, 2021 has included the costs associated with the provision of motor vehicles to sales staff of ZAR 11.9 million. An amount of ZAR 13.1 million for the provision of motor vehicles to sales staff was incorrectly recorded to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the year ended February 29, 2020 is not material.

(4)

General and administration expenses now exclude the costs associated with the provision of motor vehicles to sales staff and the amortization of capitalized research and development expenditure. An amount of ZAR 13.1 million for the provision of motor vehicles to sales staff and ZAR 9.2 million for the amortization of capitalized research and development expenditure was incorrectly recorded to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact the year ended February 29, 2020 is not material.

(5)

Research and development for the year ended February 28, 2021 has included the amortization of capitalized research and development expenditure of ZAR 23.0 million. An amount of ZAR 9.2 million for the amortization of capitalized research and development expenditure was incorrectly recorded to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the year ended February 29, 2020 is not material.

Comparison of Results for the Year Ended February 28, 2022 and February 28, 2021

Revenue

Revenue increased ZAR 455.6 million, or 20%, for the year ended February 28, 2022 compared to the year ended February 28, 2021 driven by Cartrack’s robust business model that delivered a 17% increase in net subscribers from 1,306,000 to 1,525,972, bolstered by the revenue contribution from Carzuka of ZAR 67.0 million (2021: Nil) and Karooooo Logistics of ZAR 42.0 million (2021: Nil). Subscription revenue increased by ZAR 359.1 million, or 16%, to ZAR 2,568.2 million for the year ended February 28, 2022 from ZAR 2,209.0 million for the year ended February 28, 2021. Net subscriber growth increased 23% from 179,485 for the year ended February 28, 2021 to 219,972 for the year ended February 28, 2022 due to higher gross subscriber additions of 448,160 when compared to the prior year’s 360,515, a year-over-year growth in gross subscriber additions of 24% despite the effects of the COVID-19 pandemic.

As expected, the growth of our subscriber base was predominantly negatively impacted by higher-than-normal gross subscriber churn of 228,188 for the year ended February 28, 2022, compared to 181,030 for the year ended February 28, 2021, an increase of 26%, given the termination of customers that have not been able to economically survive the pandemic.

Cartrack has high revenue visibility with subscription revenue accounting for 97% of its total revenue for the year ended February 28, 2022 compared to 96% for the year ended February 28, 2021.

Cost of Sales

Karooooo’s cost of sales increased ZAR 252.0 million, or 38%, for the year ended February 28, 2022 compared to the year ended February 28, 2021. This was primarily due to the additional amounts recognized in cost of sales of ZAR 90.4 million relating to Carzuka and Karooooo Logistics for the year ended February 28, 2022 compared to nil for the year ended February 28, 2021.

Cartrack’s cost of sales increased ZAR 161.7 million, or 24%, for the year ended February 28, 2022 compared to the year ended February 28, 2021 as a result of economic headwinds and the higher-than-normal churn given the termination of customers that have not been able to economically survive the pandemic, increasing the write-off of related telematics devices accounted for as property, plant and equipment. The Group has capitalized telematics devices designated for installation in customer vehicles which were historically accounted for as inventory.

Other Income

Other income decreased R0.3 million, or 15%, for the year ended February 28, 2022 compared to the year ended February 28, 2021. This was due to a higher profit on sale of fixed assets in the prior year, the year ended February 28, 2021.

Operating Expenses

Operating expenses increased ZAR 230.7 million, or 26%, for the year ended February 28, 2022 compared to the year ended February 28, 2021, impacted by Karooooo Logistics and Carzuka operating expenses of ZAR 13.8 million and ZAR 21.4 million respectively incurred in the year ended February 28, 2022, compared to nil in the year ended February 28, 2021. Cartrack’s operating expenses increased ZAR 195.5 million, or 22%, for the year ended February 28, 2022 compared to the year ended February 28, 2021 given Cartrack’s continued preparation for future growth.

Operating expenses for the year ended February 28, 2022 were negatively impacted during the fourth quarter when Cartrack management uncovered collusion between a few insurance brokers and certain staff members. This resulted in a write-off of capitalized commission assets of ZAR 15.3 million through profit and loss in 2022. The write-off was recognized in general and administration operating expenses in the fourth quarter of the year ended February 28, 2022. The error was corrected prospectively as the impact to prior periods is not material. Internal mitigation procedures have been implemented, criminal charges against parties involved have been laid with the South African Police Service (SAPS) and relevant staff members have been dismissed. Excluding the write-off of capitalized commission assets of ZAR 15.3 million through profit and loss, Cartrack’s operating expenses increased 20% to ZAR 1,075.8 million for the year ended February 28, 2022, compared to the year ended February 28, 2021.

The increase in operating expenses is set forth in more detail below:

Sales and Marketing

	Year ended February 28%
	2022	2022	2021	Change
	(U.S.$ thousands (1))	(in R thousands)

Sales and marketing	(21,644)	(333,259)	(238,110)	40%

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s sales and marketing operating expenses increased by ZAR 95.1 million or 40% for the year ended February 28, 2022 compared to the year ended February 28, 2021, impacted by Karooooo Logistics and Carzuka, sales and marketing operating expenses of R0.4 million and ZAR 11.1 million respectively incurred in the year ended February 28, 2022, compared to nil in the year ended February 28, 2021. Cartrack’s sales and marketing operating expenses increased ZAR 83.6 million, or 35%, for the year ended February 28, 2022 compared to the year ended February 28, 2021 with a significant recruitment drive focused mainly on sales and customer experience. Sales and marketing basic salaries are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. This component increased ZAR 68.4 million or 45% for the year ended February 28, 2022.

We believe that the continued and strategic investment in enhancing our vertically integrated sales and marketing capabilities to leverage our go-to-market strategy drives customer acquisition and places us well for long term growth and margin expansion. The group had net subscriber additions of 219,972 in the year ended February 28, 2022, 23% higher than in the year ended February 28, 2021, primarily as a result of an increased investment in sales and marketing expenditure which generally takes approximately 6 months to translate into customer acquisition.

General and Administration

	Year ended February 28%
	2022	2022	2021	Change
	(U.S.$ thousands (1))	(in R thousands)

General and administration(2)	(36,066)	(555,327)	(476,534)	17%

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Excluding the impact of the write-off of capitalized commission assets of ZAR 15.3 million incurred in the fourth quarter of the year ended February 28, 2022, compared to nil in the year ended February 28, 2021, Karooooo’s general and administration as a percentage of subscription is 21%.

Karooooo’s general and administration operating expenses increased by 17% to ZAR 555.3 million for the year ended February 28, 2022 from ZAR 476.5 million for the year ended February 28, 2021. The increase of ZAR 78.8 million includes Karooooo Logistics’ and Carzuka’s general and administration operating expenses of ZAR 10.4 million and ZAR 5.3 million respectively incurred in the year ended February 28, 2022, compared to nil in the year ended February 28, 2021. Excluding the write-off of capitalized commission assets of ZAR 15.3 million through profit and loss in the year ended February 28, 2022, compared to nil in the year ended February 28, 2021, Cartrack’s general and administration operating expenses increased ZAR 47.7 million, or 10%, as a result of growth, favorably offset by continued realization of economies of scale and increased staff productivity as a result of investment in internal systems

Research and Development

	Year ended February 28%
	2022	2022	2021	Change
	(U.S.$ thousands (1))	(in R thousands)

Research and Development	(9,692)	(149,238)	(100,138)	49%

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s research and development operating expenses increased by ZAR 49.1 million or 49% for the year ended February 28, 2022 compared to the year ended February 28, 2021, impacted by Karooooo Logistics and Carzuka’s research and development operating expenses of ZAR 3.0 million and ZAR 4.9 million respectively incurred in the year ended February 28, 2022, compared to nil in the year ended February 28, 2021. Cartrack’s research and development operating expenses increased ZAR 41.3 million, or 41%, for the year ended February 28, 2022 compared to the year ended February 28, 2021 as the group continued its investment for improvement, enrichment and expansion of its connected cloud during the year ended February 28, 2022.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets increased ZAR 7.6 million, or 9%, for the year ended February 28, 2022 compared to the year ended February 28, 2021. Growth in expected credit losses is partly as a result of revenue growth and partly due to pandemic-related bad debt. The method in providing for expected credit losses is consistent with prior years or pre-pandemic conditions.

IPO Costs

The total IPO costs (including underwriters fees) have amounted to ZAR 85.1 million of which ZAR 35.9 million has been expensed (ZAR 25.6 million in the fourth quarter of fiscal 2021 and ZAR 10.3 million in the first quarter of fiscal 2022) and ZAR 49.2 million has been set-off against share capital.

Finance Income

Finance income increased ZAR 1.7 million, or 40%, for the year ended February 28, 2022 compared to the year ended February 28, 2021. This was primarily due to an increase in interest earned on positive bank balances during the course of the year.

Finance Costs

Finance costs increased ZAR 3.0 million, or 33%, for the year ended February 28, 2022 compared to the year ended February 28, 2021. This was primarily due to marginally higher loan balances and capitalized lease obligations.

Taxation

Our total effective tax rate for the year ended February 28, 2022 was 30.1%, which increased from 28.5% for the year ended February 28, 2021. This was primarily due to more taxes incurred in the year ended February 28, 2022, partly attributable to some operating entities becoming profitable and as a result, taxable during the year.

There is no dividends tax in Singapore.

See Note 24 to the accompanying consolidated financial statements included elsewhere in this annual report for a detailed reconciliation of the tax expense.

Non-Controlling Interest

Profit attributable to non-controlling interest, relates to a portion of Karooooo’s subsidiaries not owned by the parent and decreased by ZAR 152.6 million or 85%, for the year ended February 28, 2022 compared to the year ended February 28, 2021. Subsequent to the acquisition of the remaining 31.9% stake in Cartrack, there is no material non-controlling interest as at February 28, 2022. Therefore, this decrease is primarily due to Cartrack’s delisting from the JSE when Karooooo acquired the minority interest and took control of 100% interest in Cartack on April 21, 2021. In the prior period, the year ended February 28, 2021, Karooooo owned 68.1% of Cartrack and profit attributable to non-controlling interest, related to the public shareholders in Cartrack.

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (“CEO”), who makes strategic decisions.

Prior to the financial year ended February 28, 2022, the Group was organized into geographical business units and had four reportable segments by geography. There was only one reportable business segment, the Cartrack business segment. However, with the new business setup and new business acquired in the financial year ended February 28, 2022, for management purposes, the Group organized its business units based on its products and services into the following reportable segments:

●

Cartrack is a provider of an on-the-ground operational Internet of Things (“IoT”) Software-as-a-service (“SaaS”) cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

●	Carzuka is a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively.

●	Karooooo Logistics provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

The CODM monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on subscription revenue, total revenue and operating profit or loss.

The segment information provided to the Group CEO, for the reportable segments for the financial years ended February 28, 2022 and 2021 is as follows:

The following table sets forth the segment revenue, operating profit, operating profit margin, adjusted EBITDA and adjusted EBITDA margin for the periods presented.

	Year ended February 28
	Cartrack				Carzuka		Karooooo Logistics		Karooooo Consolidated
	2022	2022	2021	% Change	2022	2022	2022	2022	2022	2022
	(U.S.$ thousands(1))	(in R thousands)			(U.S.$ thousands(1))	(in R thousands)	(U.S.$ thousands(1))	(in R thousands)	(U.S.$ thousands(1))	(in R thousands)

Subscription revenue	166,634	2,565,745	2,209,017	16%	-	-	157	2,420	166,791	2,568,165
Other revenue	4,615	71,055	81,526	(13)%	-	-	-	-	4,615	71,055
Carzuka’s Vehicle sales	-	-	-		4,371	67,310	-	-	4,371	67,310
Delivery service	-	-	-		-	-	2,573	39,621	2,573	39,621
Segment revenue	171,249	2,636,800	2,290,543	15%	4,371	67,310	2,730	42,041	178,350	2,746,151
Segment operating profit/(loss)	46,458	715,336	726,562	(2)%	(864)	(13,302)	(189)	(2,909)	45,405	699,125
Segment operating profit margin		27%	32%			12%		26%		25%
Adjusted EBITDA	79,740	1,227,798	1,125,354	9%	(858)	(13,205)	(182)	(2,808)	78,700	1,211,785
Adjusted EBITDA Margin		47%	49%			(20)%		(7)%		44%

Reconciliation of segment operating profit to segment adjusted EBITDA (a non-IFRS measure)

	Year ended February 28, 2022
	Cartrack	Carzuka	Karooooo Logistics	Karooooo Consolidated
	in R thousands

Segment operating profit/(loss)	715,336	(13,302)	(2,909)	699,125
Depreciation and amortization	497,161	97	101	497,359
Capitalized commission assets written-off	15,301	-	-	15,301
Adjusted EBITDA	1,227,798	(13,205)	(2,808)	1,211,785

The following table sets forth the geographical region by subscriber numbers, subscription revenue and total revenue for the Cartrack business unit at the end of the periods presented.

	Cartrack
	Year ended February 28
	Subscriber			Subscription Revenue				Total Revenue
	2022	2021	% Change	2022	2022	2021	% Change	2022	2022	2021	% Change

	(in Units)			(U.S.$ thousands(1))	(in R thousands)			(U.S.$ thousands(1))	(in R thousands)
South Africa	1,185,528	1,013,751	17%	127,659	1,965,631	1,621,636	21%	130,788	2,013,802	1,681,928	20%
Africa-Other	67,965	62,222	9%	5,784	89,052	93,752	(5)%	6,561	101,019	105,895	(5)%
Europe	127,336	111,091	15%	14,538	223,846	214,459	4%	14,916	229,671	219,866	4%
Asia-Pacific, Middle East & USA	145,143	118,936	22%	18,653	287,216	279,170	3%	18,984	292,308	282,854	3%
Total	1,525,972	1,306,000	17%	166,634	2,565,745	2,209,017	16%	171,249	2,636,800	2,290,543	15%

South Africa

This region, being less impacted by COVID-19 operating restrictions, allowed Karooooo to leverage its strong market position and well-established national distribution network to deliver strong subscriber growth in the year, contributing to Karooooo’s robust financial performance. Revenue for South Africa increased ZAR 331.9 million, or 20%, for the year ended February 28, 2022 driven by and a 21% increase in subscription revenue of ZAR 344.0 million as a result of net subscriber growth of 171,777 subscribers.

Africa-Other

This region remains a positive cash generator and is strategic to Karooooo’s operations in Eastern and Southern Africa. While the number of subscribers increased 9% to 67,965 for the year ended February 28, 2022 (2021: 62,222) subscription revenue decreased ZAR 4.7 million or 5% as a result of adverse currency fluctuations and the fact that customers in Africa are facing cash flow and operational difficulties which are driven by the after effect of the COVID-19 pandemic and the economic downturn experienced on the African continent. Significant operational reorganization made in the fourth quarter of the year ended February 28, 2022 is expected to gain traction into the 2023 financial year and has already resulted in encouraging customer additions in Africa. This includes the expansion of partnerships with OEMs which are a springboard for future collaboration, given our shared commitment to continually enhance the distinctive value proposition we offer our customers across Africa and the rest of the world.

Europe

Revenue for Europe increased ZAR 9.8 million, or 4%, for the year ended February 28, 2022 compared to the year ended February 28, 2021, primarily due to an increase in subscription revenue of ZAR 9.4 million, driven by subscriber growth of 15% to 127,336 subscribers across the region at February 28, 2022, negatively impacted by adverse currency fluctuations.

Asia-Pacific, Middle East and USA

Revenue for Asia-Pacific, Middle East and USA increased ZAR 9.5 million, or 3%, for the year ended February 28, 2022 compared to the year ended February 28, 2021. Subscription revenue growth was driven by the number of subscribers in this region increasing 22% to 145,143 commercial subscribers at February 28, 2022 (2021: 118,936) negatively impacted by adverse currency fluctuations resulting in a 3% increase in subscription revenue to ZAR 287.2 million. Despite persistent operating restrictions resulting in the inability to deploy talent and efficiently transfer knowledge into the Asia Pacific region, the number of subscribers in this region grew.

Our investment in the United States is strategic in nature, as it continues to yield key insights that have positively contributed to the Company, despite its relative size.

Comparison of Results for the Year Ended February 28, 2021 and February 29, 2020

Revenue

Revenue increased ZAR 348.7 million, or 18%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. Subscription revenue increased by ZAR 321.3 million, or 17%, to ZAR 2,209.0 million (or 96% of total revenue) for the year ended February 28, 2021 from ZAR 1,887.7 million (or 97% of total revenue) for the year ended February 29, 2020. This was primarily due to a 16% increase in net subscribers from 1,126,515 to 1,306,000 for the relevant periods and an increase in ARPU from ZAR 151 for the year ended February 29, 2020 to ZAR 154 for the year ended February 28, 2021. Net subscriber growth increased 8% from 165,717 for the year ended February 29, 2020 to 179,485 for the year ended February 28, 2021 due to higher gross subscriber additions of 360,515 when compared to the prior year’s 342,238, a year-over-year growth in gross subscriber additions of 5% despite the effects of the COVID-19 pandemic.

Hardware and other revenue increased 50% to ZAR 81.5 million (or 4% of total revenue) for the year ended February 28, 2021 from ZAR 54.2 million (or 3% of total revenue) for the year ended February 29, 2020 primarily as a result of the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. The group remains focused on bundled sales.

Cost of Sales

Cost of sales increased ZAR 95.8 million, or 17%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was primarily due to an increase in the depreciation expense relating to the capitalization of telematics devices of ZAR 85.8 million as a result of an increase in bundled subscription sales and increased accelerated depreciation on telematics devices relating to cancelled subscriptions as a result of the COVID-19 pandemic. The amortization of capitalized commission assets increased by ZAR 15.7 million and other cost of sales decreased by ZAR 9.8 million primarily as a result of a reduction in warranty costs of ZAR 2.8 million and a reduction in consumables used for repairs of ZAR 3.9 million.

Other Income

Other income increased R0.3 million, or 16%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was due to an increase in the profit on sale of fixed assets of 0.4 million and a decrease in sundry income of R0.1 million.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets increased ZAR 26.0 million, or 47%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was due to an increase in expected credit losses in South Africa, Asia-Pacific, Middle East and USA and the European regions of ZAR 27.8 million, ZAR 4.4 million and ZAR 0.8 million respectively while expected credit losses on financial assets decreased in Africa-Other by ZAR 7.0 million. Growth in expected credit losses is partly as a result of revenue growth and partly due to pandemic-related bad debt. The method in providing for expected credit losses is consistent with prior years or pre-pandemic conditions. With customers being afforded payment holidays and extended payment terms, the ageing profile of trade receivables has extended which in turn has resulted in the expected credit loss provision being increased.

Operating Expenses

Operating expenses increased ZAR 157.6 million, or 21%, for the year ended February 28, 2021 compared to the year ended February 29, 2020 for the reasons set forth below:

Sales and Marketing

	Year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

Sales and marketing(2)	(16,281)	(238,110)	(177,870)	34%

(1)

For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of ZAR 14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Sales and marketing expenses now include the costs associated with the provision of motor vehicles to sales staff of ZAR 11.9 million for the year ended February 28, 2021. An amount of ZAR 13.1 million for the provision of motor vehicles to sales staff was incorrectly recorded to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the year ended February 29, 2020 is not material.

Sales and marketing costs increased by ZAR 60.2 million or 34% as we invested significantly into sales human capital and digital marketing in the second half of the year. Our gross subscriber additions grew 5% from 342,238 for the year ended February 29, 2020 to 360,515 for the year ended February 28, 2021. The ZAR 60.2 million increase was due to sales and marketing salaries increasing by ZAR 27.8 million, direct marketing expenses increasing by ZAR 20.6 million and the reallocation costs associated with the provision of motor vehicles to sales staff of ZAR 11.9 million which was historically incorrectly recorded to general and administration.

General and Administration

	Year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

General and administration(2)	(32,584)	(476,534)	(460,402)	4%

(1)

For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of ZAR 14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

General and administration expenses now exclude the costs associated with the provision of motor vehicles to sales staff and the amortization of capitalized research and development expenditure. An amount of ZAR 13.1 million for the provision of motor vehicles to sales staff and ZAR 9.2 million for the amortization of capitalized research and development expenditure was incorrectly recorded to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the year ended February 29, 2020 is not material.

General and administration expenses increased by 4% to ZAR 476.5 million for the year ended February 28, 2021 from ZAR 460.4 million for the year ended February 29, 2020. The increase of ZAR 16.1 million is as a result of increased salaries of ZAR 40.5 million due to the hiring of additional personnel to support expansion, increased depreciation of other property, plant and equipment of ZAR 4.2 million and reduced other operating expenses of ZAR 6.1 million with the prior year comparative amount including ZAR 9.2m for the amortization of capitalized research and development and ZAR 13.1 million in costs associated with the provision of motor vehicles to sales staff.

Other operating expenses referred to above would have reduced further had it not been for ZAR 6.8 million in expenses incurred by Karooooo Ltd., which were mostly expenses which were non-operating in nature, such as bank charges, custody fees, legal and professional fees, loan arrangement fees, and exchange losses relating to the corporate operations of Karooooo Ltd.

General and administration now excludes the costs associated with the provision of motor vehicles to sales staff of ZAR 11.9 million and the amortization of capitalized research and development of ZAR 23.0 million for the year ended February 28, 2021. These have been prospectively reallocated to sales and marketing and general and research and development costs.

Research and Development

	Year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

Research and Development(2)	(6,847)	(100,138)	(44,924)	123%

(1)

For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of ZAR 14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Research and development now includes the amortization of capitalized research and development expenditure of ZAR 23.0 million for the year ended February 28, 2021. An amount of ZAR 9.2 million for the amortization of capitalized research and development expenditure was incorrectly recorded to general and administration costs for the year ended February 29, 2020. The error was corrected prospectively as the impact to the year ended February 29, 2020 is not material.

Research and development expenditure increased by more than 100% to ZAR 100.1 million for the year ended February 28, 2021 compared to ZAR 44.9 million for the year ended February 29, 2020. The increase of ZAR 55.2 million was made up of an increase in research and development expenditure of ZAR 32.2 million and the prospective reallocation of the amortization of capitalized research and development costs of ZAR 23.0 million.

For the year ended February 28, 2021, ZAR 45.6 million was capitalized against new projects compared with ZAR 31.2 million being capitalized for the year ended February 29, 2020.

IPO Costs

The total IPO costs (including underwriters fees) have amounted to ZAR 85.1 million of which ZAR 35.9 million has been expensed (ZAR 25.6 million in the fourth quarter of fiscal 2021 and ZAR 10.3 million in the first quarter of fiscal 2022) and ZAR 49.2 million has been set-off against share capital in the first quarter of fiscal 2022.

Finance Income

Finance income increased ZAR 1.8 million, or 68%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was primarily due to an increase in interest earned on positive bank balances during the course of the year.

Finance Costs

Finance costs decreased ZAR 7.5 million, or 45%, for the year ended February 28, 2021 compared to the year ended February 29, 2020. This was primarily due to lower loan balances and reduced capitalized lease obligations.

Taxation

Our total effective tax rate for the year ended February 28, 2021 was 28.5%, which increased from 28.1% for the year ended February 29, 2020. This was primarily due to an increase in dividends withholding tax of ZAR 12.4 million, as well as additional operating entities becoming profitable and as a result, taxable during the year.

There is no dividends tax in Singapore.

See Note 24 to the accompanying consolidated financial statements included elsewhere in this annual report for a detailed reconciliation of the tax expense.

Non-Controlling Interest

Profit attributable to non-controlling interest, which principally relates to the public shareholders in CTK, increased by ZAR 25.6 million or 17%, for the year ended February 28, 2021 compared to the year ended February 29, 2020.

Segment Information

In Karooooo’s fiscal year 2021, the Group was organized into geographical business units and had four reportable segments by geography, as set out in the tables below. The group organization into business units based on its products and services, being Cartrack, Carzuka and Karooooo Logistics was not applicable in fiscal years 2021 and 2020 given the latter two businesses were only established (Karooooo Logistics via an acquisition) in the fiscal year 2022.

The following table sets forth the subscriber numbers by segment at the end of the periods presented.

	As of February 28/29%
	2021	2020	Change
South Africa	1,013,751	868,736	17%
Africa-Other	62,222	60,128	3%
Europe	111,091	98,928	12%
Asia-Pacific, Middle East and USA	118,936	98,723	20%
Total	1,306,000	1,126,515	16%

The following table sets forth the segment revenue for the periods presented.

	Year ended February 28/29%
	2021	2021	2020	Change
	(U.S.$ thousands (1))	(in R thousands)

South Africa	115,004	1,681,928	1,417,465	19%
Africa-Other	7,241	105,895	115,974	(9)%
Europe	15,033	219,866	173,266	27%
Asia-Pacific, Middle East and USA	19,340	282,854	235,188	20%
Total	156,618	2,290,543	1,941,893	18%

(1)

For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of ZAR 14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

(1)

For convenience purposes only, amounts in South African rand as of February 28, 2021 have been translated to U.S. dollars using an exchange rate of ZAR 14.6250 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

South Africa

Segment revenue for South Africa increased ZAR 264.5 million, or 19%, for the year ended February 28, 2021 compared to the year ended February 29, 2020, as a result of a ZAR 26.8 million or 80% increase in hardware and other revenue as a result of a non-bundled sale to a large enterprise customer and a 17% increase in subscription revenue of ZAR 237.7 million as a result of net subscriber growth of 145,015 and an increase in ARPU .

Africa-Other

Segment revenue for Africa-Other declined for the year ended February 28, 2021 compared to the year ended February 29, 2020, primarily due to a decrease in subscription revenue of ZAR 13.2 million as a result of the COVID-19 pandemic and the region being significantly affected in the final quarter of the year.

The region recorded net subscriber growth of 2,094 in commercial fleet management subscribers, and ARPU decreased when compared to the prior year period as customers were granted relief for the pandemic related trading difficulties.

Europe

Segment revenue for Europe increased ZAR 46.6 million, or 27%, for the year ended February 28, 2021 compared to the year ended February 29, 2020, primarily due to an increase in subscription revenue of ZAR 46.1 million, and an increase in hardware and other revenue of R0.5 million.

The increase in subscription revenue was primarily due to the weakening of the Rand, net subscriber growth of 12,163 in commercial fleet management subscribers, and an increase in ARPU when compared to the prior year period.

Asia-Pacific, Middle East and USA

Segment revenue for Asia-Pacific, Middle East and USA increased ZAR 47.7million, or 20%, for the year ended February 28, 2021 compared to the year ended February 29, 2020, primarily due to a 22% increase in subscription revenue of ZAR 50.7 million primarily due to net subscriber growth. This growth was partially offset by a decrease in hardware and other revenue of ZAR 3.0 million due to a higher proportion of bundled subscription sales.

The increase in subscription revenue was primarily due to net subscriber growth of 20,213 in commercial fleet management subscribers, and a decrease in ARPU when compared to the prior year period.

Our investment in the United States is strategic in nature, as it continues to yield key insights that have positively contributed to the Company, despite its relative size.

Recent Accounting Pronouncements

A discussion of new accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included below and in Note 3 — New standards and interpretations of our consolidated financial statements included elsewhere in this annual report.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements which could be relevant to the Group are disclosed below. The Group intends to adopt these new and amended standards and interpretations, when they become effective. At the date of authorization of the financial statements, the Group continues to assess and evaluate the impact to its financials on the initial adoption of these new accounting standards and interpretations and its related applicable period.

Details of amendment	Annual periods beginning on/after
Amendments to IFRS 16: COVID-19 Related Rent Concessions beyond June 30, 2021	April 01, 2021
Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract	January 01, 2022
Amendments to IFRS 3: Reference to the Conceptual Framework	January 01, 2022
Annual improvements to IFRS standards 2018 – 2020	January 01, 2022
Amendments to IAS 16: Property, Plant and Equipment – Proceeds before Intended Use	January 01, 2022
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 01, 2023
IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	January 01, 2023
Amendments to IAS 8: Definition of Accounting Estimates	January 01, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction	January 01, 2023
Amendments to IAS 1, IFRS 26, IFRS 34, IFRS 7 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 01, 2023
Amendments to IAS 28 and IFRS 10: Amendments relating to Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

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

Our principal sources of liquidity are our cash generated from operations, cash and cash equivalents on hand and borrowings available under our revolving credit facility. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled ZAR 731.7 million and other financial assets totaled ZAR 15.3 million as of February 28, 2022.

We believe that our cash generated from operations, cash and cash equivalents on hand and availability under our revolving credit facility will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. In addition, we may choose to raise additional funds at any time through equity or debt financing arrangements, if required for additional working capital, capital expenditures or other strategic investments. Our belief concerning liquidity is based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of credit or other sources of financing may be reduced, and our liquidity could be adversely affected. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this annual report titled “Risk Factors.” Depending on the severity and direct impact of these factors on us, we may be unable to secure additional financing to meet our operating requirements on terms favorable to us, or at all.

	Year ended February 28/29				% Change
	2022	2022	2021	2020	2022	2021
	(U.S.$ thousands (1))	(in R thousands)

Net cash generated from operating activities (2), (3)	60,510	931,706	937,851	901,224	(1)%	4%
Net cash utilized by investing activities (4)	(42,748)	(658,217)	(517,691)	(427,436)	27%	21%
Net cash (utilized by) / generated from financing activities	21,755	334,972	(486,012)	(368,230)	169%	(32)%

(1)

For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Net cash generated from operating activities for the year ended February 29, 2020 includes the working capital movement in inventories relating to telematics devices and components on hand. This inventory of telematics devices and components was appropriately classified to “property, plant and equipment” for the years ended February 28, 2021 and 2022.

(3)

Net cash generated from operating activities would have increased by 11% as the reclassification of inventory of telematics devices and components to “property, plant and equipment” would have reduced the 2020 comparative by ZAR 55.0 million to ZAR 846.0 million on a like for like basis.

(4)	Net cash utilized from investing for the year ended February 28, 2021 includes the reclassification of ZAR 220.9 million in inventory movement to the purchase of property, plant and equipment.

Operating Activities

Strong net cash generated from operating activities is an important factor in supporting our robust business model, and is an indication of our ability to provide the capital necessary to invest in subscriber growth and territorial expansion.

Net cash generated from operating activities decreased ZAR 6.2 million, or 1%, for the year ended February 28, 2022 compared to the year ended February 28, 2021, primarily due to an increase in cash generated from operations before working capital changes of ZAR 121.0 million offset by a net decrease in working capital of ZAR 107.4 million due to an increase in trade receivables, increase in trade payables, and an increase in deferred revenue. The increase in cash outflows associated with the increase in net finance cost paid amounted to ZAR 5.1 million and an increase in taxation paid of ZAR 14.6 million.

Net cash generated from operating activities increased ZAR 36.6 million, or 4%, for the year ended February 28, 2021 compared to the year ended February 29, 2020, primarily due to an increase in cash generated from operations before working capital changes of ZAR 188.5 million and a net decrease in working capital of ZAR 82.9 million due to an increase in trade receivables, increase in trade payables, and an increase in deferred revenue. The increase in cash outflows associated with capitalized sales commissions amounted to ZAR 31.6 million and an increase in taxation paid of ZAR 41.3 million.

Investing Activities

Net cash utilized by investing activities increased ZAR 140.5 million, or 27%, for the year ended February 28, 2022 compared to the prior period, primarily due to the 16% increase, of ZAR 74.6 million, in the investment in property, plant and equipment and infrastructure compared to the prior period and ZAR 66.6 million net cash utilized in acquiring 70.1% of Picup (recently re-branded to Karooooo Logistics) in September 2021.

Net cash utilized by investing activities increased ZAR 90.3 million, or 21%, for the year ended February 28, 2021 compared to the prior period, primarily due to the reclassification of the purchase of inventory to property, plant and equipment, ZAR 69.8 million in work in progress and finished goods of uninstalled telematics devices and an increase of ZAR 6.4 million in installed telematics devices. Capitalized research and development increased ZAR 11.4 million, investment into other property, plant and equipment increased ZAR 13.1 million and proceeds from the disposal of property, plant and equipment increased by ZAR 7.8 million. Advances of loans to a related party decreased by ZAR 2.6 million compared to the prior period.

Financing Activities

Net cash generated from financing activities increased ZAR 821.0 million for the year ended February 28, 2022 compared to the prior period as no dividend was paid in the year ended February 28, 2022 compared to ZAR 418.1 million of dividends paid in the year ended February 28, 2021, net proceeds of ZAR 450.7 million raised in April 2021 when Karooooo issued 1,207,500 new ordinary shares to public shareholders. Net cash generated from financing activities was also impacted by an increase in cash outflow of ZAR 55.3 million for the year ended February 28, 2022 relating to the acquisition of interests in subsidiaries (without change in control) and lease liabilities repayment. The increase is offset by the cash inflow of ZAR 7.4 million from loans for the year ended February 28, 2022.

Net cash utilized by financing activities increased ZAR 117.8 million for the year ended February 28, 2021 compared to the prior period, the increase in dividends paid of ZAR 326.1 million during the period partially offset by the decrease in loan repayments of ZAR 209.6 million.

Other Financial Assets

As at February 28, 2022, the Group has recognized derivative – call option of ZAR 1.4 million and derivative – put option of ZAR 15.3 million relating to its acquisition of Picup. The call option is an agreement with the non-controlling shareholders of Picup to acquire an additional 13% interest and is exercisable from September 1, 2024 and expires on February 29, 2028.

The put option is an agreement entered with the ultimate controlling shareholders to grant the Group the right to sell its interest in Picup. The put option expires on August 31, 2022.

(Refer to Note 14 to the Consolidated Annual Financial Statements, “Other financial asset” on Page F-38 and Note 28 on “Acquisition of subsidiary” on Page F-47)

On December 29, 2020, prior to Karooooo’s corporate action during the year ended February 28, 2022, the Group received US$58.5 million (ZAR 882.4 million) from a related party (Orient Victoria Pte Ltd) for the sole purpose of facilitating the guarantee required for Karooooo to implement the corporate action in connection with its IPO in the United States. This amount has been classified as other financial assets and is excluded from cash and cash equivalents in the statement of cash flows. (Refer to Note 14 to the Consolidated Annual Financial Statements, “Other financial assets” on Page F-38). This loan and all interest due has been repaid in full terminating this related party transaction.

Term Loan Facility

The Term Loan Facility with Rand Merchant Bank was terminated and all outstanding borrowings were repaid in full in February 2021.

Euro Denominated Loan

Our wholly owned subsidiary, Cartrack Portugal, S.A., has a €1.5 million loan from Caixa Geral de Depositos S.A. pursuant to the loan agreement dated December 14, 2018 by and between Cartrack Portugal S.A. and Caixa Geral de Depositos S.A. The loan bears interest at a rate of 3.00% plus 12-month Euribor and payment on the loan is due in equal monthly installments over a five-year period. As of February 28, 2022, ZAR 10.3 million remained outstanding under the loan.

Revolving Credit Facility

General

In February 2021, Cartrack Proprietary Limited entered into a revolving credit facility agreement (the “Revolving Credit Facility”) with The Standard Bank of South Africa Limited (“Standard Bank”). The Revolving Credit Facility consists of a ZAR 925.0 million revolving credit funding facility, which includes an uncommitted term facility of ZAR 850.0 million and a committed term facility of ZAR 75.0 million. Each facility matures in a period of three years from the utilization date. At February 28, 2022, ZAR 20.0 million (2021: Nil) was utilized.

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

Events of Default

The Revolving Credit Facility provides that, upon the occurrence of certain events of default, Cartrack Proprietary Limited’s obligations under the agreement may be accelerated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, breach of the financial maintenance covenants, cross-defaults to other material indebtedness, the suspension or cessation of a material part of the business of Cartrack Proprietary Limited, litigation which is reasonably likely to have a material adverse effect and other customary events of default.

Security and Guarantees

Cartrack Proprietary Limited borrowings under the Revolving Credit Facility are guaranteed by Cartrack and Cartrack Manufacturing Proprietary Limited. Security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender.

Overdraft Facility

In February 2021, Cartrack Proprietary Limited entered into an unsecured ZAR 75.0 million overdraft facility with Mercantile Bank, a division of Capitec Bank Limited (“Mercantile Bank”), pursuant to the Addendum to the Short-Term Facility Letter dated February 12, 2021 by and between Cartrack Proprietary Limited and Mercantile Bank (the “Overdraft Facility”). Amounts due under the Overdraft Facility bear interest at Mercantile Bank’s prime lending rate, which as of the date of this annual report was 7%, and the overdraft facility expires on January 31, 2022.

As of February 28, 2022, ZAR 13.7 million (2021: ZAR 28.8 million) of the facility had been utilized.

Mortgage bond

A mortgage bond of ZAR 59 million is registered in favor of First Rand Bank Limited over the Remaining extent of Erf 160, Rosebank and Portion 6 of Erf 161, Rosebank, registered in the name of Purple Rain Properties No 444 Proprietary Limited (“Purple Rain”). Cartrack Proprietary Limited has signed a limited suretyship of ZAR 60 million for the mortgage bond. Interest levied by First Rand Bank Limited is at a rate of prime less 1.15% and repayable in equal monthly installments over a period of 46 months. Last The final repayment date is December 2025. Covenants are reviewed annually unless loan instalments are not met timeously. The next review date is October 31, 2022. From the inception date to the date of this report, Purple Rain has not breached the LTV covenant of 77%. As the leases on the properties have been cancelled in preparation of the demolition and redevelopment of the properties, the DSC covenant will be assessed based on the financials of Cartrack Proprietary Limited as surety for the income stream in the absence of a lease.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Contractual Obligations

The following table summarizes our contractual obligations as of February 28, 2022.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include contractual interest payments.

	Less than 1 year	2 years	3 years	4 years	>5 years	Total
	Figures in R thousands
At February 28, 2022
Term loans	22,408	43,884	17,938	16,036	–	100,266
Lease obligations	50,821	42,853	17,305	4,733	8,333	124,045
Trade and other payables	250,970	–	–	–	–	250,970
Loans from related parties	2,134	–	–	–	–	2,134
Bank overdraft	13,722	–	–	–	–	13,722

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

For our disclosure in respect of research and development, technology and intellectual property please refer to Item 4.B. “Information on the Company—Business Overview”.

D.	TREND INFORMATION

See Item 4.B. “Information on the Company—Business Overview,” Item 5.A. “Operating and Financial Review and Prospectus—Operating Results” and Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” within this annual report.

Quarterly Financial Information and Other Information

The following table sets forth our unaudited quarterly operational and financial information for each of the nine most recent quarters for the period ended February 28, 2022.We have prepared the unaudited quarterly operational and financial information on a consistent basis with the consolidated financial statements included elsewhere in this annual report. In the opinion of management, the unaudited quarterly operational and financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
Quarterly Subscriber Data	February 29, 2020	May 31, 2020	August 31, 2020	November 30, 2020	February 28, 2021	May 31, 2021	August 31, 2021	November 30, 2021	February 28, 2022
	(subscribers and percentage growth)
Subscribers (as of end of period)	1,126,515	1,133,547	1,175,173	1,246,089	1,306,000	1,366,470	1,408,609	1,470,385	1,525,972
Net subscriber growth for the three months	37,770	7,032	41,626	70,916	59,911	60,470	42,139	61,776	55,587
Growth against comparative prior year quarter	-	(76)%	(15)%	42%	59%	760%	1%	(13)%	(7)%

	Three Months Ended
Quarterly Financial Results Data	February 29, 2020	May 31, 2020	August 30, 2020	November 30, 2020	February 28, 2021	May 31, 2021	August 31, 2021	November 30, 2021	February 28, 2022(1)
	(in R thousands)

Revenue	510,570	534,991	551,144	588,667	615,741	626,193	658,768	719,541	741,649
Subscription revenue	502,593	526,289	541,563	567,189	573,976	605,866	627,637	663,947	670,715
Hardware and installation revenue	358	5,936	5,695	16,886	37,274	14,770	19,241	11,506	13,239
Other revenue	7,619	2,766	3,886	4,592	4,491	2,988	3,196	3,134	2,981
Carzuka	-	-	-	-	-	2,569	8,694	23,884	32,163
Karooooo Logistics	-	-	-	-	-	-	-	17,070	22,551
Cost of sales	(151,510)	(144,807)	(153,039)	(166,401)	(206,276)	(182,341)	(207,044)	(249,878)	(283,298)
Gross profit	359,060	390,184	398,105	422,266	409,465	443,852	451,724	469,663	458,351
Other income	(472)	178	340	838	810	785	500	532	24
Operating expenses	(196,046)	(208,092)	(212,958)	(224,886)	(249,668)	(276,513)	(274,534)	(265,485)	(309,774)
Sales and marketing	(44,055)	(49,779)	(52,522)	(61,830)	(73,979)	(88,693)	(84,710)	(79,888)	(79,968)
General and administration	(125,877)	(112,932)	(127,820)	(130,599)	(105,183)	(128,675)	(131,857)	(132,537)	(162,258)
Research and development	(11,448)	(18,051)	(21,882)	(14,272)	(45,933)	(32,741)	(36,308)	(37,277)	(42,912)
Expected credit losses on financial assets	(14,666)	(27,330)	(10,734)	(18,185)	(24,593)	(26,404)	(21,659)	(15,783)	(24,636)
Operating profit	162,542	182,270	185,487	198,218	160,587	168,124	177,690	204,710	148,601
IPO costs	-	-	-	-	(25 570)	(10,288)	-	-	-
Finance income	986	1,443	1,027	1,382	506	712	1,619	1,525	2,227
Finance costs	(2,593)	(1,577)	(1,760)	(1,496)	(4,469)	(1,891)	(3,019)	(3,756)	(3,665)
Fair value changes to derivative assets	-	-	-	-	-	-	-	-	(506)
Profit before taxation	160,935	182,136	184,754	198,104	131,054	156,657	176,290	202,479	146,657
Taxation	(46,828)	(49,279)	(55,629)	(65,222)	(28,498)	(48,742)	(53,128)	(54,165)	(49,441)
Profit for the year	114,107	132,857	129,125	132,882	102,556	107,915	123,162	148,314	97,216

Profit attributable to:
Owners of the parent	75,846	87,741	83,736	87,398	59,308	88,275	119,148	146,201	96,329
Non-controlling interest	38,261	45,116	45,389	45,484	43,248	19,640	4,014	2,113	887
	114,107	132,857	129,125	132,882	102,556	107,915	123,162	148,314	97,216

(1)

Included in the fourth quarter of the year ended February 28, 2022 is the write-off of capitalized commission assets, of ZAR 15.3 million (2021: Nil) through profit or loss. The write-off was recognized in general and administration operating expenses for the year ended February 28, 2022. The error was corrected prospectively as the impact to prior periods is not material.

E.	CRITICAL ACCOUNTING ESTIMATES

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

Useful Life of Capitalized Telematics Devices, Capitalized Commission Assets and Revenue Recognition from Deferred Revenue

We complete a detailed assessment annually on the expected life cycle of subscriber contracts across the Company. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, there has been no change to the estimated average useful life of 60 months of a subscriber contract for the year ended February 28, 2022. Contracts which terminate prior to 60 months result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information regarding the current members of our board of directors.

Name	Age	Position
Isaias (Zak) Jose Calisto	55	Executive Officer and Executive Chairman
Morné Grundlingh	47	Executive Officer
Siew Koon Lim	63	Lead Independent Director
Andrew Leong	47	Independent Director
Kim White	46	Independent Director

Board Diversity Matrix (as at February 28, 2022)

Country of Principal Executive Offices “Home Country”	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total number of Directors	5

Name	Female	Male	Non-Binary	Did not disclose gender
Part I: Gender Identity
Directors	2	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

Executive Officers

The table below sets forth information regarding individuals who serve as executive officers.

Name	Age	Position
Isaias (Zak) Jose Calisto	55	Chief Executive Officer
Morné Grundlingh	47	Chief Financial Officer
Juan Marais (1)	53	Chief Sales Officer

1.	Mr. Marais, included above as executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,100,000 shares through One Spire (Pty) Ltd., which corresponds to 10.02% of the issued and outstanding shares of the Company.

Senior Management

The following table sets forth information regarding members of our current senior management team.

Name	Age	Position
Richard Schubert	48	Chief Operating Officer
Carmen Calisto	25	Chief Strategy and Marketing Officer
Pedro Ventura	34	Chief Technology Officer

The following sets forth certain biographical information with respect to our directors, executive officers and senior management. Unless otherwise stated, the business address for our directors, executive officers and senior management is 2 Aljunied Ave 1, #06-11, Framework Building 2, Singapore 389977.

Isaias (Zak) Jose Calisto is our Chief Executive Officer and has been a member of our board of directors since May 2018. He has been the Chief Executive Officer of the Group since its founding in 2001. Before founding the Company, Mr. Calisto was a Member of Vehicle Tracking Services, a company specializing in the distribution of telematics services, from 1994 through 2001. Prior to that, Mr. Calisto was a Member of Cell Communications, a company specializing in the distribution of telecommunication services, from 1994 to 1996. Mr. Calisto also completed an accelerated training program at Standard Bank, Africa’s largest lender by assets, from 1986 through 1991. Mr. Calisto studied at the University of South Africa and University of the Witwatersrand.

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

Siew Koon Ong (Siew Koon Lim) was appointed to our board in July 2021 and is currently Karooooo’s Lead Independent Director and the Chair of the Audit and Risk Committee. Mrs. Lim holds a Bachelor of Accountancy degree from the National University of Singapore and is a Chartered Accountant and fellow member of the Institute of Singapore Chartered Accountants. Mrs. Lim has 37 years of experience in providing audit and business advisory services to local companies as well as major public listed companies in a wide range of industries, including banks. She has led initial public offerings of companies in the retail and lifestyle, manufacturing, construction and property development industries. Mrs. Lim joined Ernst & Young LLP (then known as Ernst & Whinney) in April 1982 and was a partner of the firm from July 1998 to June 2019, acting as Chief Financial Officer for a period of 3 years with the responsibility for the firm’s financial and management accounts. Mrs. Lim is also an independent director of Nanofilm Technologies International Limited, which is listed on the Mainboard of the SGX, serving as the Lead Independent Director and Chairperson of the Audit Committee and member of the Risk Committee and Nominating Committee. Mrs. Lim is also an independent director of Maribank (Singapore) Pte Ltd, one of the four digital banks in Singapore. At Maribank, she is the Lead Independent Director and Chairperson of the Audit Committee. She also sits on the Risk Committee and Remuneration and Nominating Committee at Maribank. In addition to Mrs. Lim’s global financial expertise and deep understanding of regulatory and technical compliance in a listed environment, we believe her extensive local knowledge and experience qualifies her to serve as a member of the Board.

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

Kim White was appointed to our board on June 25, 2021. Mrs. White served as a member of the board of directors of Cartrack Holding Limited since 2014. Mrs White also served as Chairman of the Audit and Risk Committee and member of the Remuneration Committee for Cartrack Holding Limited during this time. Mrs. White started her career at RSM South Africa and then founded KCE Consulting, an audit and advisory firm in 2001. Mrs. White currently holds the position of managing director at this firm. Mrs White holds a Bachelor of accounting science degree, an Honours degree in Accounting Science, a post-graduate certificate in Advanced taxation, a post-graduate certificate in international taxation and a certified financial planner diploma. Mrs. White is a registered Chartered Accountant (South Africa). We believe Mrs. White is well qualified to serve as a member of our board of directors given her extensive knowledge, leadership, and experience serving on the board of Karooooo.

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

Carmen Calisto joined Cartrack Holdings Limited in February 2020 as Group Chief Marketing Officer. Before joining Cartrack Holdings Limited in this role, she was a Media Activation Executive at Essence Global from 2019-2020, a global data and measurement-driven full-service agency. Prior to that, Ms. Calisto interned as an Actuarial Marketer with the Cartrack Group and an Actuarial Advisor at Ernst & Young. She holds a BSc (Honours) in Actuarial Science from Cass Business School and an MSc in Strategic Marketing from Imperial College London.

Pedro Ventura is our Chief Technology Officer. Mr. Ventura joined Cartrack Holdings Limited in 2015 as a senior Software Engineer and he was promoted to Chief Technical Officer in November 2020 assuming full responsibility for the strategic and technical direction of Research and Development and our IT infrastructure. Prior to joining Cartrack Holdings Limited, Mr. Ventura held various senior roles in technology and software development including being the founder of Internet Business Solutions & Technologies S.A., an Internet based start-up. Mr. Ventura studied Computer Engineering at the Instituto Superior Técnico in Lisbon.

Family Relationships

Carmen Calisto is the daughter of Isaias (Zak) Jose Calisto.

Additional Information

Mr. Morné Grundlingh, Chief Financial Officer (CFO) of Karooooo, has decided to step down as CFO effective June 20, 2022. Mr. Grundlingh’s resignation is not due to any disagreement with Karooooo or the Board of Directors, nor to any matter relating to Karooooo’s operations, financial statements, internal controls, auditors, policies or practices.

Effective the same day as Mr. Grundlingh’s resignation, Karooooo will appoint Ms. Hoeshin Goy (Hoe Shin) as Karooooo’s CFO and an executive director to the Board. Hoe Shin is a registered Chartered Accountant based in Singapore. Hoe Shin joined Ernst & Young LLP in 2004 and was with the firm until 2009.  She has extensive experience in audit, full spectrum finance and group financial reporting throughout the span of her career. Hoe Shin was the Director of Consolidation and Group Reporting for DFS Group, under the Selective Retailing Maison of LVMH.

B.	COMPENSATION

Directors and Executive Officer Compensation footnote

The following table provides information about the aggregate compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the years ended February 2022 and 2021 for services in all capacities:

	Year ended February 28
	2022	2022(2)	2021(2)
	(U.S.$ thousands (1))	(in R thousands)
Short-term employee benefits	851	13,109	27,775
Post-employment benefits	18	276	590
	869	13,385	28,365

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	In 2021 aggregate information disclosed includes directors, executive officers, and senior management. In 2022, aggregate information disclosed includes directors and executive management given Karooooo’s IPO in the United States and the incorporation of an international headquarter in Singapore with a centralized management function. The Group CEO and CFO drive the Group’s strategy implementation, operation and direction. In 2022 Mr. Marais, is included as executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,100,000 shares through One Spire (Pty) Ltd., which corresponds to 10.02% of the issued and outstanding shares of the Company.

C.	BOARD PRACTICES

Board Composition

Our board of directors is composed of five members, of whom Siew Koon Lim, Andrew Leong and Kim White qualify as “independent” under Nasdaq listing rules. Our constitution provides that our board of directors initially be divided into three classes with staggered terms over a three-year period. Only Class I directors were subject to re-election at the first annual meeting of stockholders held after the Nasdaq listing, with the other classes continuing for the remainder of their respective terms. Our current directors are divided among the three classes as follows:

●	the Class I director that retired at the first annual meeting of stockholders held after the Nasdaq listing, Andrew Leong, was re-elected for a term of three years;

●	the Class II director is Kim White, and her term will expire at the upcoming second annual meeting of stockholders held after the Nasdaq listing; and

●	the Class III directors are Isaias (Zak) Jose Calisto and Morné Grundlingh, and their terms will expire at the third annual meeting of stockholders held after the Nasdaq listing.

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

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. For additional information regarding our board of directors, see Exhibit 2.2 “Description of Ordinary Shares—Election and Reelection of Directors.”

Siew Koon Lim was appointed as an additional director in accordance with article 92 of our Constitution, which required her to retire at the first annual general meeting of shareholders following her appointment. She was re-elected for a term of three years.

We have not entered into service contracts with any directors of our company or any of our subsidiaries providing for benefits upon termination of employment.

Audit Committee

The audit committee, which consists of Siew Koon Lim, Andrew Leong and Kim White assists the board in overseeing our accounting and financial reporting processes, the audits of our financial statements and business risk analysis. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See Item 7.B. “Related Party Transactions—Related Person Transaction Policy.” The board of directors has determined that Siew Koon Lim qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Siew Koon Lim, Andrew Leong and Kim White are independent, as independence is defined under the rules of the SEC and the Nasdaq applicable to foreign private issuers. Siew Koon Lim acts as chairman of our audit committee.

Compensation and Nomination Committee

The compensation and nomination committee consists of Andrew Leong, Siew Koon Lim and Kim White and assists the board in identifying and nominating candidates for election to the board of directors; reviews and recommends the compensation arrangements for certain members of our board of directors and administers any equity compensation plan. Andrew Leong is the appointed director to act as chairman of our compensation and nomination committee.

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

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards. See Exhibit 2.2 “Description of Ordinary Shares.”

D.	EMPLOYEES

As at February 28, 2022, we had 3,508 full-time employees, of which 2,456 are located in South Africa, 238 are located in Africa-Other, 242 are located in Europe, and 572 are located in Asia-Pacific, Middle East and USA. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

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

The following table sets forth information as at May 20, 2022 regarding actual ownership of our ordinary shares by:

●	each person or entity we know to own 5% or more of our ordinary shares;

●	each executive officer; and

●	each director.

For purposes of the table below, the percentage ownership calculations are based on 30,951,106 ordinary shares outstanding as of May 20, 2022. To the extent different, beneficial ownership determined in accordance with the rules of the SEC, including voting or investment power with respect to the securities, is described in the footnotes to the table.

	As of May 20, 2022
Name of Owner	Number	Percent

Directors and Executive Officers
Isaias (Zak) Jose Calisto (1)	20,028,811	64.71%
Morne Grundlingh	-	0.0%
Kim White	-	0.0%
Siew Koon Lim	-	0.0%
Andrew Leong	-	0.0%
Richard Schubert	-	0.0%
Juan Marais (2)	3,100,000	10.02%
Carmen Calisto	188	0.0%
Pedro Ventura	-	0.0%
All executive officers and directors as a group (9 persons)	23,128,999	74.73%

Other 5% Shareholders
Gobi Capital LLC (3)	2,177,218	7.03%

Total Ordinary Shares	30,951,106	100.0%

(1)

Mr. Calisto owns 20,028,811 shares, or 64.71%. However, Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Marais’ 3,100,000 shares may be deemed to be beneficially owned by Mr. Calisto. Therefore, Mr. Calisto may be deemed to beneficially own 23,128,811 shares or 74.73%. Mr. Calisto disclaims beneficial ownership of Mr. Marais’ 3,100,000 ordinary shares.

(2)	Mr. Marais is the beneficial owner of 3,100,000 shares through One Spire (Pty) Ltd., which corresponds to 10.02% of the issued and outstanding shares of the Company. Mr. Marais and Jennie Allen are directors of One Spire (Pty) Ltd., and accordingly, Mr. Marais and Ms. Allen share voting and investment power over the shares held by One Spire (Pty) Ltd. Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Calisto may be deemed to beneficially own such shares. Mr. Calisto disclaims beneficial ownership of such ordinary shares.

(3)	Gobi Capital LLC is controlled by Bo Shan. Gobi Capital LLC and Bo Shan disclaim beneficial ownership of the ordinary shares listed above except to the extent of any pecuniary interest therein. The business address of Gobi Capital LLC is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

As at May 20 2022, we had 2 holders of record of our ordinary shares, 1 of which was located in the United States and held approximately 35.03% of our total issued ordinary shares. The U.S. shareholder of record is CEDE & CO., a nominee of The Depository Trust Company. We believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by both holders in the United States and non-U.S. beneficial owners, and include an administrative depositary share register in South Africa holding 7,204,433 ordinary shares.

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

Property leases

Up to December 2021, we leased offices at 166 Jan Smuts Avenue, Rosebank, Johannesburg, 2196, South Africa and at 11 Keyes Avenue, Rosebank, Johannesburg, 2196, South Africa, with approximately 6,356 square meters of space in total, pursuant to lease agreements (the “Lease Agreements”) by and between Purple Rain, and each of (i) Cartrack Proprietary Limited, (ii) Cartrack Manufacturing Proprietary Limited and (iii) Found Proprietary Limited, each dated as at March 1, 2020. Purple Rain was an entity in which our Chief Executive Officer, Isaias (Zak) Jose Calisto, owned an 85% stake. Under the Lease Agreements, the aggregate amount of payments paid to Purple Rain were ZAR 7.2 million, ZAR 12.4 million and ZAR 16.4 million for the years ended February 28, 2022, February 28, 2021 and February 29, 2020, respectively.

The Lease Agreements were terminated during fiscal 2022 and the shares of Purple Rain were acquired by Cartrack Holdings Proprietary Limited, terminating the only material related party transaction within the group, more detail below “acquisitions”. Following a decision to demolish the existing buildings we entered into lease agreements for office space at two locations as set out in Item 4.D, “Property, Plant and Equipment”.

Put Option

When Karooooo acquired 70.1% of Picup in September 2021, Karooooo entered into a Put Option Agreement with our Chief Executive Officer, Isaias (Zak) Jose Calisto, the ultimate controlling shareholder of Karooooo, to grant Karooooo the right to sell all its interest in Picup to Isaias (Zak) Jose Calisto. The put option expires on August 31, 2022. As this is a transaction between Karooooo and the ultimate controlling shareholder of Karooooo, Isaias (Zak) Jose Calisto, the fair value and subsequent changes in fair value of the put option is recognized directly against retained earnings, amounting to ZAR 15.3 million. Refer to FS – page F-38.

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

Loan Arrangements

Given our commitment to South Africa’s broad-based Black economic codes of good practice, we entered into an Enterprise Development Loan Agreement with Bumbene House (Proprietary) Limited in February 2020 under which we provided Bumbene House (Proprietary) Limited with a loan in an aggregate amount of ZAR 11.0 million. The loan was extended by a further ZAR 8.4 million during the 2021 financial year. Our Chief Executive Officer, Isaias (Zak) Jose Calisto, serves as a trustee of the Kubu Trust that owns 100% of Bumbene House (Proprietary) Limited. Amounts due under this loan bear no interest, have no fixed terms of repayment and are repayable on demand. As at February 28, 2022, ZAR 19.4 million of this loan remained outstanding in full.

On December 22, 2020, the Company entered into an agreement with a related party (Orient Victoria Pte Ltd), whereby the related party agreed to lend and advance up to USD 65 million for the sole purpose of facilitating the Company’s acquisition of the remaining interest in the subsidiary, CTK. The related party loan bore interest at a rate of 1.25% and was repayable as soon as possible and prior to the Company paying any dividends. On December 29, 2020, the Company received a USD 58.5 million (ZAR 882.4 million) loan from Orient Victoria Pte Ltd. This loan was fully repaid, with interest, on April 22, 2021.

Acquisitions

Picup Technologies (Pty) Ltd: In September 2021, the Group strategically acquired 70.1% of the shares and voting interest in Picup Technologies (Pty) Ltd (“Picup”), a logistics cloud-based disruptive technology company located in South Africa. The acquisition may be a related party transaction given that Isaias (Zak) Jose Calisto, founder and CEO of Karooooo, had been working with Picup prior to its acquisition by the Group, to build the Picup business for scale, including through a ZAR 4.5 million loan from Onecell Holdings (Pty) Ltd of which Mr J Marais and Mr Calisto hold substantial voting interests, and Mr Calisto is a director, given the timing of the approval of the transaction. The loan was intended as a once-off short-term bridge financing for Picup prior to final acquisition approvals, and was fully repaid in September 2021 following the completion of the acquisition.

Mr J Marais, Mr Calisto and Onecell Holdings (Pty) Ltd had no interest in Picup prior to the acquisition.

As Cartrack’s mobility open eco system platform allows for seamless integration into third party systems, Picup has been working with Cartrack to address the challenges of last-mile delivery through an integrated offering. Picup simplifies transport operations and helps mitigate the risks associated with logistics, specifically in relation to meeting tight delivery timeframes. Cartrack customers are now able to manage their own fleets and workflows, interact with specialist courier companies, as well as a network of vetted crowd-sourced drivers, thus enabling them to efficiently scale their e-commerce business, deliveries and general logistic needs. The platform allows enterprises and transporters to plan and allocate their loads, access real-time tracking and proof of delivery with automated payments.

Purple Rain Properties (Pty) Ltd (“Purple Rain”): In February 2022, the Group acquired 100% of the shares and voting interest in Purple Rain for a nominal consideration of ZAR 100 which equaled the net asset value and issued share capital of Purple Rain at the time. See Note 28 to the accompanying consolidated financial statements included elsewhere in this annual report for further information.

The Transaction is a related party transaction due to Mr J Marais and Mr Calisto indirectly owning Purple Rain through their interest in Onecell Holdings (Pty) Ltd, a private company registered in South Africa.

Purple Rain’s only asset is the properties at the location of the office space utilized by Cartrack businesses in Johannesburg, South Africa prior to this acquisition and redevelopment. Independent valuation appraisals of these properties have been concluded.

Given Karooooo’s consistent annual growth rate since inception, its existing leased office premises in Johannesburg South Africa, Cartrack Corner, situated at 11 Keyes Avenue Rosebank (“office premises”), no longer provides adequate space to accommodate the expected growth.

Subsequent to the acquisition the office buildings are being demolished and the properties consolidated to enable the erection of a head office suite for South Africa.

The full total cost for the redevelopment of the office premises, including the site, is estimated to be ZAR 346.9 million. The complete asset estimated to be ZAR 346.9 million equates to an estimated monthly long term lease cost of ZAR 115 per square meter, in comparison to the current market rate of ZAR 140 per square meter with an annual escalation of 8%. The new offices, including 404 parking bays, will have a built-up area of approximately 31,800 square meters. Whilst the redevelopment is taking place, expected to be 2 years, Cartrack has temporarily leased offices opposite its current offices in Rosebank, Johannesburg and another location in Johannesburg South Africa, as set out in Item 4.D “Property, Plant and Equipment”.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “FINANCIAL STATEMENTS”

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

The Group did not pay any dividends during Fiscal 2022 (Fiscal 2021: ZAR 418 million).

Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend on many factors, including general and economic conditions, financial condition and operating results, available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, the ability of the group’s subsidiaries to distribute funds to Karooooo and such other factors as the board of directors may deem relevant. See “Risk Factors—Although Karooooo has paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.”

The board may, by ordinary resolution, declare dividends at a general meeting of its shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by the board of directors. Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the board of directors may, without the approval of shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of shareholders.

In accordance with the stated dividend policy above, an interim dividend of 60 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2023 financial year, will be paid, out of Karooooo’s retained earnings, on September 12, 2022 to shareholders on record as at the close of business on September 02, 2022. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD.

B.	SIGNIFICANT CHANGES

See Note 38 in the notes to the consolidated financial statements attached to this annual report for discussion of subsequent events since the date of our most recent audited financial statements.

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

The information required by this section, including a summary of certain key provisions of our constitution, has been included previously in our Registration Statement on Form F-1 (Registration No. 333-253625) as filed under the Securities Act with the SEC on February 26, 2021 and has not changed since, and therefore is incorporated by reference to that Registration Statement. A copy of our constitution is attached as Exhibit 1.1 to this annual report. For additional information on our memorandum and articles of association, please see Exhibit 2.2 “Description of Ordinary Shares” to this annual report.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than as may be described in Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” or elsewhere in this annual report.

D.	EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Singapore that may affect:

●	the import or export of capital including the availability of cash and cash equivalents for use by the Company, or

●	the remittance of dividends, interests or other payments to non-resident holders of the Company’s securities other than those deriving from the U.S.-Singapore double taxation treaty.

The risks associated with exchange controls experienced in the ordinary course of business are described in Item 3.D. “Key Information—Risk Factors.”

E.	TAXATION

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

Individual taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore. All foreign-sourced income received in Singapore on or after January 01, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual. A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 22%.

Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 22%.

Corporate Income Tax

A corporate taxpayer is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business is exercised in Singapore.

Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore. Foreign-sourced income in the form of dividends, branch profits or after June 01, 2003 are exempt from tax if certain prescribed conditions are met, including the following:

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

The Singapore’s Goods and Services Tax (GST) will be raised in 2 phases, with the first increase from 7% to 8% taking place from January 01, 2023 and he second increase to 9% will take place from January 01, 2024.

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

For tax years ending before March 31, 2023, the Corporate Income Tax rate applicable to the corporate income of both resident and non-resident companies is 28%. This rate will be reduced to 27% with effect for years of assessment ending on or after March 31, 2023.

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

The Company’s shares are not held more than 50% by SA Tax Resident ordinary shareholders and thus the Company is not currently a CFC.

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

As described under Item 10.E. “Tax Considerations—Singaporean Tax Considerations—Dividend Distributions” and “Tax Considerations—South African Tax Considerations—Non-SA Tax Resident Shareholders,” Singapore and South Africa generally do not impose withholding taxes on dividends paid by the Company on ordinary shares held through DTC (and in the case of a Non-SA Resident, JSE, provided that procedural requirements to establish an exemption are met). If any non-U.S. jurisdiction imposes taxes on dividends, U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any such foreign taxes (including any applicable limitations that may apply either generally or in their particular circumstances).

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

As described under Item 10.E. “Tax Considerations—Singaporean Tax Considerations—Gains on Disposal of our Ordinary Shares” and “Tax Considerations—South African Tax Considerations—Non-SA Tax Resident Shareholders,” Singapore and South Africa generally do not tax capital gains of non-resident investors from the sale of their ordinary shares. If any non-U.S. taxes are imposed on dispositions of our ordinary shares generally, they will not be creditable for U.S. federal income tax purposes (although, in certain circumstances, such taxes may reduce the amount realized by a U.S. Holder on the disposition, or be deductible). U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of the imposition of any non-U.S. taxes on dispositions of our ordinary shares.

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

Based on the composition of our income and assets and the value of our assets, including the value of our goodwill, we believe that we were not a PFIC for our taxable year ended February 28, 2022. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to a number of uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year and any entity in which we own equity interests is also a PFIC (a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares will be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC with respect to such U.S. Holder will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless a “deemed sale” election is made. If we are a PFIC for any taxable year, a mark-to-market election may be available, which will result in an alternative treatment of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections will be available or advisable, and, if so, what the consequences of the resulting alternative treatments will be in their particular circumstances.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ordinary shares, the U.S. Holder will generally be required to file annual reports on an Internal Revenue Service Form 8621. Substantial penalties and other adverse tax consequences may apply for failure to timely file such reports. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ordinary shares.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates and interest rates. Please refer to Note 31 to the accompanying consolidated financial statements included elsewhere in this annual report for information about quantitative and qualitative disclosures about market risk.

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

(Refer to the Risk Factors note on foreign currencies on page 23 and Note 31.2 (c) on Currency Risk on page F-53)

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

An increase of 100 basis points at February 28, 2022 would have resulted in R0.9 million in additional interest income.

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

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act, as amended) as of February 28, 2022. Based on that evaluation, we concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosures, and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Karooooo is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company. Karooooo’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of Karooooo’s financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Karooooo’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 28, 2022. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in ’‘Internal Control—Integrated Framework (2013)’’ and assessed the current processes as effective.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As Karooooo Ltd is still classified as an Emerging Growth Company (“EGC”) company, under the Jumpstart our Business Startups Act (JOBS Act);  The effectiveness of internal control over financial reporting as of February 28, 2022 need not be independently audited by the independent registered public accounting firm. This exemption was applied in the current reporting cycle.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the year ended February 28, 2022 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The audit committee, which consists of Siew Koon Lim, Andrew Leong and Kim White will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Certain Relationships and Related Party Transactions—Related Person Transaction Policy.” The board of directors has determined that Siew Koon Lim qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Siew Koon Lim, Andrew Leong and Kim White are independent, as independence is defined under the rules of the SEC and the Nasdaq applicable to foreign private issuers. Siew Koon Lim acts as chairman of our audit committee.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by our principal accountants KPMG LLP, Singapore:

	Year ended February 28
	2022	2022	2021
	(U.S.$ thousands (1))	In R thousands

Audit fees	803	12,364	11,139
Tax fees	-	-	-
All other fees	-	-	-
Total	803	12,364	11,139

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2022 have been translated to U.S. dollars using an exchange rate of ZAR 15.3975 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 15, 2022, KPMG LLP, which served as our independent auditors for the fiscal years ended February 28, 2022 and February 28, 2021, informed us that they would decline to stand for re-election at the conclusion of their term of appointment. KPMG LLP is still engaged to provide services with respect to our financial statements for the fiscal years ended February 28, 2022 and February 28, 2021 included in this annual report.

On June 06, 2022, following an evaluation process, the Audit and Risk Committee approved and recommended to our board of directors the appointment of Ernst & Young LLP as our new independent registered public accounting firm for the audit of our financial statements for the year ending February 28, 2023. As a result, and after due deliberation, our board of directors has approved, subject to shareholders’ approval, the appointment of Ernst & Young LLP.

KPMG LLP issued a report on our audited financial statements for the fiscal years ended February 28, 2022 and February 28, 2021. This report did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent fiscal years and subsequent interim periods through June 09, 2022, we had no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused KPMG LLP to make reference in connection with its report. During our two most recent fiscal years there were no reportable events as such term is defined in Item 16F(a)(1)(iv) of Form 20-F.

During our two most recent fiscal years and subsequent interim periods through June 09, 2022, neither we, nor anyone acting on our behalf, consulted with Ernst & Young LLP on matters that involved (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any other matter that was either the subject of a disagreement as that term is used in Form 20-F or a reportable event.

We have provided KPMG LLP with a copy of the foregoing disclosure and requested that KPMG LLP furnish to us a letter addressed to the U.S. Securities and Exchange Commission stating whether KPMG LLP agrees with such disclosure, as specified by Item 16F(a)(3) of Form 20-F. We have included as Exhibit 15.1 to this Form 20-F a copy of such letter from KPMG LLP.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1 of this annual report.

Item 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1#	Constitution of Karooooo Ltd.	Form F-1	333-253635	3.1	February 26, 2021

2.1#	Specimen Share Certificate	Form F-1/A	333-253635	4.1	March 22, 2021

2.2*	Description of Ordinary Shares

4.1#	Revolving Credit Facility dated February 18, 2021 by and between Cartrack Proprietary Limited, The Standard Bank of South Africa Limited and the parties listed therein as the original guarantors	Form F-1	333-253635	10.1	February 26, 2021

4.2#	Loan Agreement dated July 4, 2019 by and between Isaias (Zak) Jose Calisto and Karoo Pte. Ltd.	Form F-1	333-253635	10.2	February 26, 2021

4.3#	Loan Capitalization Agreement dated November 18, 2020 by and between Isaias (Zak) Jose Calisto and Karooooo Ltd.	Form F-1	333-253635	10.3	February 26, 2021

4.4#	Loan Agreement dated December 22, 2020 by and between Orient Victoria Pte. Ltd. and Karooooo Ltd., as supplemented by the addendum dated February 15, 2021	Form F-1	333-253635	10.4	February 26, 2021

4.5#	Registration Rights Agreement	Form F-1/A	333-253635	10.5	March 22, 2021

4.6#	Form of Deed of Indemnity	Form F-1/A	333-253635	10.6	March 12, 2021

8.1#*	List of subsidiaries				June 09, 2022

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	June 09, 2022

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	June 09, 2022

13.1**	Certification by the Principal Executive Officer and Principal Financial Office pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	June 09, 2022

15.1*	Letter from KPMG LLP to the SEC, dated June 09, 2022 regarding the change in independent registered public accounting firm	June 09, 2022

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Portions of this exhibit (indicated by asterisks) have been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant if disclosed.

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

Date: June 09, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

for the Years Ended February 28, 2022, February 28, 2021 and February 29, 2020— Karooooo Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Karooooo Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Karooooo Ltd. and subsidiaries (the Company) as of February 28, 2022 and 2021, the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

June 09, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Karooooo Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows, for the year ended February 29, 2020 and the related notes (the “financial statements”) of Karooooo Ltd and its subsidiaries (the “Company”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended February 29, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche

Johannesburg, South Africa

January 29, 2021

We began serving as the Company’s auditor in 2019. In 2021 we became the predecessor auditor.

Consolidated Statement of Financial Position

		As of February, 28
Figures in Rand thousands	Notes	2022	2021

ASSETS
Non-current assets
Property, plant and equipment	5	1,390,659	1,137,192
Capitalized commission assets	6	231,537	201,075
Intangible assets	7	77,031	59,339
Goodwill	8	186,384	124,152
Loans to related parties	12	19,400	19,400
Long-term prepayments		9,722	–
Non-current financial asset	14	1,359	–
Deferred tax assets	9	58,383	47,046
Total non-current assets		1,974,475	1,588,204

Current assets
Inventories	10	25,369	–
Trade and other receivables and prepayments	11	333,886	324,170
Income tax receivables		8,818	15,412
Other financial asset	14	15,305	882,420
Cash and cash equivalents	13	731,748	104,937
Total current assets		1,115,126	1,326,939
Total assets		3,089,601	2,915,143

EQUITY AND LIABILITIES
Equity
Share capital	15	7,142,853	2,739,629
Capital reserve		(3,587,640)	–
Common control reserve	1	(2,709,236)	(2,709,236)
Foreign currency translation reserve		28,776	9,705
Retained earnings		1,276,523	815,215
Equity attributable to equity holders of parent		2,151,276	855,313
Non-controlling interest		22,905	427,133
Total equity		2,174,181	1,282,446

Liabilities
Non-current liabilities
Term loans	16	71,194	10,468
Lease liabilities	17	64,784	60,283
Deferred revenue	18	108,256	85,655
Deferred tax liabilities	9	47,063	42,024
Total non-current liabilities		291,297	198,430
Current liabilities
Term loans	16	18,156	5,462
Trade and other payables	19	281,866	281,882
Loans from related parties	12	2,134	891,977
Lease liabilities	17	47,294	38,401
Deferred revenue	18	218,148	161,110
Bank overdraft	13	13,722	28,839
Income tax payables		40,918	25,615
Provision for warranties		1,885	981
Total current liabilities		624,123	1,434,267
Total liabilities		915,420	1,632,697
Total equity and liabilities		3,089,601	2,915,143

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Profit and Loss

		Year ended February 28/29
Figures in Rand thousands	Notes	2022	2021	2020

Revenue	20	2,746,151	2,290,543	1,941,893
Cost of sales		(922,561)	(670,523)	(574,770)
Gross profit		1,823,590	1,620,020	1,367,123

Other income		1,841	2,166	1,867

Operating expenses		(1,126,306)	(895,624)	(738,068)
Sales and marketing		(333,259)	(238,110)	(177,870)
General and Administration		(555,327)	(476,534)	(460,402)
Research and development		(149,238)	(100,138)	(44,924)
Expected credit losses on financial assets		(88,482)	(80,842)	(54,872)

Operating profit	21	699,125	726,562	630,922

Initial public offering costs (“IPO”)	1	(10,288)	(25,570)	–
Finance income	22	6,083	4,358	2,592
Finance costs	23	(12,331)	(9,302)	(16,831)
Fair value changes to derivative assets		(506)	–	–
Profit before taxation		682,083	696,048	616,683
Taxation	24	(205,476)	(198,628)	(173,157)
Profit for the year		476,607	497,420	443,526

Profit attributable to:
Owners of the parent		449,953	318,183	289,882
Non-controlling interest		26,654	179,237	153,644
		476,607	497,420	443,526
Earnings per share
Basic and diluted earnings per share (ZAR)	34.1	15.24	15.65	14.26

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

		Year ended February 28/29
Figures in Rand thousands	Notes	2022	2021	2020

Profit for the year		476,607	497,420	443,526

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss in future periods:
Exchange differences on translating foreign operations		17,955	(10,240)	35,989
Other comprehensive income for the year		17,955	(10,240)	35,989
Total comprehensive income for the year net of income tax		494,562	487,180	479,515

Total comprehensive income attributable to:
Owners of the parent		469,024	316,037	312,317
Non-controlling interest		25,538	171,143	167,198
		494,562	487,180	479,515

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

Figures in Rand thousands	Notes	Share capital	Common control reserve	Foreign currency translation	Investment by owner	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2019		10	–	(10,584)	30,383	598,598	618,407	219,221	837,628
Profit for the year		–	–	–	–	289,882	289,882	153,644	443,526
Other comprehensive income		–	–	22,435	–	–	22,435	13,554	35,989
Total comprehensive income for the year		–	–	22,435	–	289,882	312,317	167,198	479,515

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Dividends	26	–	–	–	–	(52,502)	(52,502)	(39,506)	(92,008)
Total transactions with owner		–	–	–	–	(52,502)	(52,502)	(39,506)	(92,008)
Balance at February 29, 2020		10	–	11,851	30,383	835,978	878,222	346,913	1,225,135

Profit for the year		–	–	–	–	318,183	318,183	179,237	497,420
Other comprehensive income		–	–	(2,146)	–	–	(2,146)	(8,094)	(10,240)
Total comprehensive income for the year		–	–	(2,146)	–	318,183	316,037	171,143	487,180

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Dividends	26	–	–	–	–	(272,235)	(272,235)	(145,859)	(418,094)
Common control reserve[1]		2,739,619	(2,709,236)	–	(30,383)	–	–	–	–
Total contribution by and distributions to owner		2,739,619	(2,709,236)	–	(30,383)	(272,235)	(272,235)	(145,859)	(418,094)
Reclassification[2]		–	–	–	–	(58,671)	(58,671)	58,671	–
Total transactions with owner		2,739,619	(2,709,236)	–	(30,383)	(330,906)	(330,906)	(87,188)	(418,094)

Changes in ownership interest in subsidiaries
Acquiring interest in subsidiaries without change in control		–	–	–	–	(7,893)	(7,893)	(3,666)	(11,559)
Disposal of interest in subsidiary		–	–	–	–	(147)	(147)	(69)	(216)
Total changes in ownership interest in subsidiaries		–	–	–	–	(8,040)	(8,040)	(3,735)	(11,775)
Balance at February 28, 2021		2,739,629	(2,709,236)	9,705	–	815,215	855,313	427,133	1,282,446

Figures in Rand thousands	Notes	Share capital	Capital reserve	Common control reserve	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2021		2,739,629	–	(2,709,236)	9,705	815,215	855,313	427,133	1,282,446
Profit for the year		–	–	–	–	449,953	449,953	26,654	476,607
Other comprehensive income		–	–	–	19,071	–	19,071	(1,116)	17,955
Total comprehensive income for the year		–	–	–	19,071	449,953	469,024	25,538	494,562

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Issuance of share capital		4,452,423	–	–	–	–	4,452,423	–	4,452,423
IPO costs off set against share capital		(49,199)	–	–	–	–	(49,199)	–	(49,199)
Dividends		–	–	–	–	–	–	(6,726)[4]	(6,726)
Derivative - put option	14	–	–	–	–	15,305	15,305	–	15,305
Total contribution by and distributions to owner		4,403,224	–	–	–	15,305	4,418,529	(6,726)	4,411,803
Reclassification[2]		–	–	–	–	(3,950)	(3,950)	3,950	–
Total transactions with owner		4,403,224	–	–	–	11,355	4,414,579	(2,776)	4,411,803

Changes in ownership interest in subsidiaries
Acquiring interest in subsidiaries without change in control[3]		–	(3,587,640)	–	–	–	(3,587,640)	(426,990)	(4,014,630)
Total changes in ownership interest in subsidiaries		–	(3,587,640)	–	–	–	(3,587,640)	(426,990)	(4,014,630)
Balance at February 28, 2022		7,142,853	(3,587,640)	(2,709,236)	28,776	1,276,523	2,151,276	22,905	2,174,181

[1]	Karooooo acquired control of Cartrack on November 18, 2020 when the loan from Isaias Jose Calisto to Karooooo was extinguished through the issuance of shares.

[2]	In November 2014, a change in interest in Cartrack from 88.3% to 68.0% was not accounted for retained earnings transfer to non-controlling interest (“NCI”). During the financial year ended February 28, 2021 and February 28, 2022, the Group corrected the error prospectively as the impact to comparatives is not material. On April 21, 2021, when Karooooo acquired the minority interest and took control of 100% interest in Cartrack, all NCI relating to the Karooooo minority interest was transferred back to capital reserve.

[3]	During the financial year ended February 28, 2022, the Group changed the accounting policy voluntarily and accounted for the acquisition of NCI of Cartrack as a separate reserve, “capital reserve” instead of retained earnings. This is to provide transparency to the users since the reinvestment offer is a significant event (see Note 1). The change in accounting policy was corrected prospectively as the impact to the prior period is not material. Subsequent acquisition of interest in subsidiaries without change in control is accounted for under capital reserve.

[4]	Dividends declared during the financial year ended February 28, 2022 amounting to ZAR 4.20 per ordinary share and remains payable by a subsidiary to NCI as of February 28, 2022.

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

		Year ended February 28/29
Figures in Rand thousands	Notes	2022	2021	2020

Cash flows from operating activities
Profit before taxation		682,083	696,048	616,683

Adjustments		583,734	448,804	339,630
Depreciation on property, plant and equipment	5	458,281	372,936	282,976
Amortization of capitalized commission assets	6	64,566	46,957	31,262
Amortization of intangible assets	7	39,078	25,856	12,786
Capitalized commission assets written off	6	15,301	–	–
Profit on disposal of property, plant and equipment		(1,150)	(1,191)	(748)
Finance income	22	(6,083)	(4,358)	(2,592)
Finance costs	23	12,331	9,302	16,831
Provision for warranties charge		904	(698)	(885)
Fair value changes to derivative assets		506	–	–

Working capital adjustments
Inventories		(25,369)	–	55,380
Trade and other receivables and prepayments		(52,053)	(78,625)	(36,778)
Trade and other payables		(11,677)	115,179	15,671
Deferred revenue		78,130	43,227	128,405
Capitalized commission assets		(112,639)	(95,999)	(64,437)
Cash generated from operating activities		1,142,209	1,128,634	1,054,554
Interest received		6,083	4,358	2,592
Interest paid		(14,061)	(7,254)	(9,323)
Income tax paid	25	(202,525)	(187,887)	(146,599)
Net cash generated from operating activities		931,706	937,851	901,224

Cash flows from investing activities
Purchase of property, plant and equipment	5	(552,634)	(478,036)	(388,723)
Purchase of property, plant and equipment – Telematics devices		(457,241)	(375,609)	(369,156)
Purchase of property, plant and equipment – Equipment on hand[1]		(42,962)	(69,768)	–
Purchase of property, plant and equipment - Other		(52,431)	(32,659)	(19,567)
Proceeds on disposal of property, plant and equipment		4 840	14,362	6,532
Investment in intangible assets	7	(43,816)	(45,630)	(34,245)
Acquisition of subsidiary, net of cash acquired	28	(66,607)	–	–
Advances of loans to related party		–	(8,400)	(11,000)
Repayment of loans from related party		–	13	–
Net cash utilized by investing activities		(658,217)	(517,691)	(427,436)

Cash flows from financing activities
Proceeds from related parties loans	16	–	857,367	–
Repayment of related parties loans	16	(845,003)	(1,512)	–
Cash transferred from/(to) restricted cash[2]		834,543	(857,216)	–
Acquiring interest in subsidiaries without change in control		(66,386)	(11,559)	–
Net proceeds from issuance of share capital[3]		450,727	–	10
Proceeds from term loans obtained	16	110,000	–	–
Repayment of term loans	16	(101,708)	(8,247)	(217,815)
Payments of lease liabilities	16	(47,201)	(46,751)	(58,417)
Dividends paid	26	–	(418,094)	(92,008)
Net cash generated from/(utilized by) financing activities		334,972	(486,012)	(368,230)

Net increase/(decrease) in cash and cash equivalents		608,461	(65,852)	105,558
Cash and cash equivalents at the beginning of the year		76,098	146,591	38,144
Effect of exchange rate changes on cash and cash equivalents		33,467	(4,641)	2,889
Cash and cash equivalents at the end of the year	13	718,026	76,098	146,591

[1]	The Group has capitalized telematics devices designated for installation in customer vehicles which were historically accounted for as inventory. During the financial year ended February 28, 2021, the Group revised the classification of the telematic devices to property, plant and equipment (in the categories Capitalized telematic devices – uninstalled and Capitalized telematic devices – work-in-progress), since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to comparative amounts is not material.

[2]	On December 29, 2020, the Group received ZAR 882.4 million (USD58.5 million) from a related party - Orient Victoria Pte Ltd for the sole purpose of facilitating the Company’s acquisition of the remaining interest in Cartrack Holdings Proprietary Limited. The loan was fully repaid on April 22, 2021.

[3]	On April 21, 2021 Karooooo bought out all of the minority shareholders of Cartrack and delisted Cartrack from Johannesburg Stock Exchange (“JSE”). In terms of the reinvestment offer, investors who elected to remain invested in Cartrack received 1 Karooooo ordinary share for every 10 Cartrack ordinary shares owned on the JSE prior to the finalization of the reinvestment offer. Karooooo concluded an inward secondary listing on the JSE on April 21, 2021 and issued 9,410,712 ordinary shares of ZAR 3,952 million to eligible Cartrack shareholders who opted to reinvest the proceeds of sale of their Cartrack shares into Karooooo. Included in the net proceeds from issuance of share capital are transaction costs of ZAR 49.2 million. See Note 1 for details.

The accompanying notes form an integral part of these financial statements.

Notes to consolidated financial statementS

1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Reporting entity

Karooooo Ltd. (“Karooooo” or “the Company”) was incorporated on May 19, 2018 in the Republic of Singapore and wholly owned by Isaias Jose Calisto (“Zak”). Cartrack Holdings Proprietary Limited previously known as Cartrack Holdings Limited (“Cartrack”) was a public company listed on the Johannesburg stock exchange (“JSE”) in December 2014. Zak is the current CEO of Cartrack. Karooooo acquired an approximate 68 per cent interest in Cartrack effective July 17, 2019.

Through a flow of funds arrangement, Karooooo’s acquisition of control of Cartrack was facilitated by Zak capitalizing Karooooo, which resulted in a loan from Zak that was repayable on demand in either cash or through the receipt of that number of Cartrack shares where the Cartrack share price is the equivalent of ZAR 13.44 per share, being the share price at which a mandatory public offer was made pursuant to the acquisition. Subsequent to the acquisition, Karooooo was the legal and beneficial owner of the Cartrack shares. As a consequence of the call option embedded within the loan, Karooooo did not acquire control as defined by IFRS 10 Consolidated Financial Statements of Cartrack at that time; instead, control remained with Zak.

On November 18, 2020, the loan from Zak was converted into Karooooo share capital and as a consequence, Karooooo acquired control of Cartrack. On this date, 20,331,894 shares were issued to Zak and Karooooo registered ZAR 2,739,619,000 paid-up capital which resulted in a common control reserve of ZAR 2,709,236,000 arising due to the common control transaction. Since the loan was eliminated as part of the common control transaction, it is not presented as a financial liability in the consolidated annual financial statements.

The acquisition of control of Cartrack by Karooooo is considered to be a transaction under common control as ultimately both entities were controlled by Zak before and after the transaction. Therefore, the consolidated financial statements have been retrospectively recast to reflect Karooooo’s controlling interest in Cartrack for all previous periods presented. For the period prior to the incorporation of Karooooo the consolidated financial statements reflect Zak’s controlling interest in Cartrack, which he held through another personal holding company with no other operations that does not form part of the consolidated Group. There is currently no specific guidance on accounting for common control transactions under International Financial Reporting Standards (“IFRS”) issued by the Accounting Standards Council. In the absence of specific guidance Karooooo elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.

Karooooo listed on the NASDAQ on April 1, 2021 and raised USD 33.8 million gross cash for general corporate purposes including the growth and expansion of Cartrack, such as research and development. Karooooo issued 1,207,500 shares at an offer price of USD 28 per share which is equivalent to the offer price made to Cartrack shareholders to participate in the reinvestment offer, enabling Karooooo to proceed with the IPO in order to meet the requirements to list on the NASDAQ.

Total IPO costs incurred amounted to ZAR 85.1 million of which ZAR 25.6 million and ZAR 10.3 million were expensed in the financial year ended February 28, 2021 and February 28, 2022 respectively, and ZAR 49.2 million which is directly attributable to the issuance of shares were set off against share capital.

As at February 28, 2021, certain Cartrack shareholders have agreed to participate in the reinvestment offer of Karooooo through the issue of irrevocable undertakings. As the reinvestment offer is based on exchanging a fixed number of Karooooo shares for a fixed number of Cartrack shares, this contract is classified as equity. Karooooo had adopted the present-access method to account for the transaction and there was no net impact to equity.

The reinvestment offer to Cartrack shareholders was finalized on April 16, 2021 with 99% of the eligible Cartrack shareholders opting to remain invested in Karooooo. These shareholders received 1 Karooooo share for every 10 Cartrack shares held.

Karooooo, as listed on the NASDAQ and inward listed on the JSE on April 21, 2021, owns 100% of Cartrack. As at February 28, 2022, Zak is the ultimate controlling shareholder of the Group, holding 20,028,811 shares (65.0% shareholdings) of Karooooo.

The principal activities of the Group relate to the provision of real-time mobility data analytics solutions for smart transportation through its software-as-a-service (“SaaS”) platform. The Group’s SaaS platform acts as a central nervous system for connected vehicles and other mobile assets, such as construction equipment, generators, refrigeration units, trailers and boats.

These consolidated annual financial statements comprise the Company and its subsidiaries (collectively the “Group” and individually “group companies”).

Statement of compliance

The consolidated financial statements are prepared in accordance with the IFRS as issued by the International Accounting Standard Board.

The policies applied in these annual financial statements are based on IFRS effective for annual period beginning on March 1, 2021.

The annual financial statements were approved for issue by the Directors on June 09, 2022.

Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis with the exception of certain financial instruments which have been fair valued.

Functional and presentation currency

These consolidated annual financial statements are presented in South African Rand (ZAR), which is the Group’s presentation currency. The Company’s functional currency is in United States Dollars (USD).

All financial information presented has been rounded off to the nearest thousand ZAR, unless otherwise indicated.

2. SIGNIFICANT ACCOUNTING POLICIES

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

The Group completes a detailed assessment annually on the expected life cycle of subscriber contracts across the Group. The continued growth in the subscriber base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts. On the basis of the statistical assessment, there has been no change to the estimated average useful life of 60 months of a subscriber contract in the current financial year. Contracts which terminate prior to 60 months result in accelerated depreciation of the underlying capitalized telematic devices and capitalized commission assets being recognized immediately in profit or loss.

ii.	Goodwill

The Group tests goodwill for impairment on an annual basis. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations are performed internally by the Group and require the use of various estimates and assumptions regarding discount rates and the future financial performance of the cash-generating units.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).

The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting year during which the change has occurred.

2.2 Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

a)	Basis of consolidation

The consolidated annual financial statements reflect the financial results of the Group. All financial results are consolidated with similar items on a line-by-line basis. Inter-company transactions, balances and unrealized gains and losses between entities are eliminated on consolidation.

Business combination

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The Group measures goodwill at the date of acquisition as:

-	The fair value of the consideration transferred; plus

-	The recognised amount of any Non-controlling interests (“NCI”) in the acquiree; plus

-	If the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, over the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

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

Non-controlling interest

NCI in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The Group accounted for such equity transactions as an adjustment against retained earnings. During the financial year ended February 28, 2022, the Group changed the accounting policy voluntarily and accounted for the acquisition of NCI of Cartrack as a separate reserve, “capital reserve” instead of retained earnings. This is to provide transparency to the users since the reinvestment offer is a significant event (see Note 1). The change in accounting policy was corrected prospectively as the impact to the prior period is not material. Subsequent acquisition of interest in subsidiaries without change in control is accounted for under capital reserve.

b)	Foreign currency

i.	Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated annual financial statements are presented in ZAR, which is the Group’s presentation currency.

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

c)	Financial instruments

i.	Classification and subsequent measurement

Non-derivative financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”). Financial assets and financial liabilities are initially measured at fair value. Amortized cost and FVTPL are relevant to the Group.

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

Non-derivative financial assets– Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Group’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Non-derivative financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

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

Non-derivative financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost. These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Impairment of non-derivative financial assets

The Group recognizes allowance for expected credit losses (“ECL”) for all debt instruments not held at FVTPL.

The Group applies the simplified approach to trade receivables which requires ECLs to be recognized from initial recognition. The provision rates are based on days since invoicing for grouping that have similar loss patterns. The provision matrix is initially based on the Group’s historical observed default rates and adjusted with forward- looking information. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

(i) Credit-impaired financial assets

At each reporting date, the Group assesses whether the financial assets not held at FVTPL are ‘credit-impaired’. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default;

●	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

●	it is probable that the borrower will enter bankruptcy or another financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Impairment losses are recognized on an ECL basis and are disclosed separately in the consolidated statement of profit or loss.

(ii) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Non-derivative financial liabilities – Classification, subsequent measurement and gains and losses

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

ii.	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

d)	Derivative financial instruments

Derivatives are initially measured at fair value and any directly attributable transactions are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss. For derivatives entered as a transaction with owner, changes in the fair value is recognized directly in equity.

e)	Property, plant and equipment

i.	Recognition and measurement

Property, plant and equipment are measured at historical cost less accumulated depreciation and any accumulated impairment losses.

The cost of telematic devices is capitalized as property, plant and equipment.

In-vehicle capitalized telematics devices are installed in customers’ vehicles as part of a subscription contract. The telematics device and directly related installation costs are capitalized and depreciated over the expected useful live of the average contract. The related depreciation expense is recorded as part of cost of sales in the Statement of Profit and Loss. If a subscriber contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.

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

The useful lives applied to the various categories of property, plant and equipment including right of use assets are as follows:

Category	Depreciation method	Average useful life
Property	Straight line	20-50 years
Property - Right of use assets	Straight line	Lease term or useful life whichever is shorter
Property - Leasehold improvements	Straight line	3 years or lease term
Plant, equipment and vehicles	Straight line	4-5 years
IT equipment	Straight line	3 years
Capitalized telematics devices - Installed	Straight line	5 years

Depreciation is recognized when the property, plant and equipment are installed and are ready for use. Land and construction in progress are stated at cost and are not depreciated.

The residual value, useful life and depreciation method applicable to each asset category are reviewed at the end of each reporting year. If the expectations differ from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

The carrying amount of property, plant and equipment will be derecognized on disposal or when no future economic benefits are expected from its use. Gains and losses on disposal of any items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized in profit and loss.

f)	Capitalized commission assets

i.	Recognition and measurement

Incremental sales commission costs which are directly related to a customer contract are capitalized to capitalized commission assets and are measured at cost less accumulated amortization.

ii.	Amortization

The capitalized commission assets are amortized over the expected useful life of the average contract which is 60 months. If a contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.

The useful lives of items of capitalized commission assets have been assessed as follows:

Item	Amortization method	Average useful life
Capitalized commission assets	Straight line	5 years

g)	Goodwill

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

h)	Intangible assets

i.	Product development costs

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

Other product development expenditures that do not meet the recognition criteria are recognized as an expense as incurred. Product development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met.

Costs incurred in enhancing current telematics hardware (telematics devices) and software (SaaS platform) are expensed when incurred.

The capitalized product development costs are amortized over their estimated useful life which is considered to be three years due to the life cycle of telematics hardware and software applications.

ii.	Computer software

Computer software comprises self-developed computer software acquired in a business combination and externally acquired computer software. Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use.

The acquired computer software are amortized over the expected useful life which is generally three to five years. Self-developed computer software acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses, if any.

iii. Brand name

Brand name acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses. Brand name is amortized on a straight-line basis over the expected useful life of five years.

iv. Customer relationship

Customer relationship acquired in a business combination are recognised at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationship is amortized on a straight-line basis over the expected useful life of three years.

i)	Impairment of non-financial assets

The Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment.

The impairment loss charged to profit or loss is the excess of the carrying amount over the recoverable amount.

Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash-generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

j)	Taxation

i.	Tax expense

Current and deferred taxes are recognized as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from:

●	a transaction or event which is recognized, in the same or a different period, to other comprehensive income, or as equity; or

●	a business combination.

In such cases, current and deferred taxes are charged or credited to other comprehensive income.

Dividend withholding tax is currently payable on dividends distributed to equity holders of the Group at a rate as determined by each country’s jurisdiction. This tax is not attributable to the Company, but is collected by the Company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend by a company from an investment held in a tax jurisdiction outside that of the Company, any dividend withholding tax payable is recognized as part of current tax.

ii.	Income tax assets and liabilities

Income tax for current and prior periods is, to the extent unpaid, recognized as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognized as an asset.

Income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty relating to income taxes.

iii.	Deferred tax assets and liabilities

Deferred tax is provided by using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes.

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

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realized or liability settled. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when the related income taxes are levied by the same tax authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that becomes probable that future taxable profits will be available against which they can be used.

k)	Leases

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

The Group has elected not to recognize right of use assets and liabilities for short-term leases less than twelve months or low value assets which is in accordance with the accounting standard.

The customer does not control the telematics hardware as the use of the device is predetermined to meet the data collection requirements for the software services provided by the Group and the customer does not have the right to operate the asset nor have, they designed the asset. Accordingly, the subscription contract arrangement with the customer is not considered to meet the definition of a lease.

l)	Inventories

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

Prior to financial year ended February 28, 2021, the Group has capitalized telematics devices designated for installation in customer vehicles which were accounted for as inventory. During the financial year ended February 28, 2021, the Group revised the classification of the telematic devices to property, plant and equipment (in the categories Capitalized telematic devices – uninstalled and Capitalized telematic devices – work-in-progress), since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to comparative amounts is not material.

m)	Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables do not include any significant financing element and as a result are measured initially at the transaction price and are subsequently measured at amortized cost less expected credit losses.

n)	Cash and cash equivalents

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

o)	Other financial asset

Other financial asset includes restricted cash and derivative financial assets. Restricted cash is initially recognized at fair value and subsequently measured at amortized cost. The accounting policy that applies to derivative financial assets is detailed in Note 2.2(d).

p)	Employee benefits

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

q)	Provisions and contingencies

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The Group offers warranties of up to ZAR 1.0 million in the event of the non-recovery of a stolen vehicle, subject to various terms and conditions. The provision for future warranty claims is based on known claims at year end and takes into account the historic claims to payment ratio.

r)	Revenue

The Group principally generates revenue from providing a full-stack smart mobility software-as-a-service (“SaaS”) platform for connected vehicles and other assets. The Group recognizes revenue as or when it satisfies its performance obligations.

Hardware revenue

Hardware revenue is recognized when control of the telematics device was transferred to the customer which occurred upon installation on the customer’s vehicle. The payment terms is generally 30 days.

Installation revenue

Installation revenue is recognized when the device is successfully installed, which occurs at the same time that control of the hardware is transferred to the customer, which occurs upon installation on the customer’s vehicle. Customers are invoiced when the devices are installed and payment terms is generally 30 days.

Subscription revenue

Revenues arising from the SaaS service is recognized as the service is provided over the contractual term. Customers are invoiced monthly in advance and invoices are payable on presentation.

Prior to a change in its standard subscription contract in May 2019, control of the telematics device was transferred to the customer pursuant to certain contracts hereinafter referred to as the “standard option” (previously the “cash option”). For standard option contracts the Group identified three performance obligations: hardware sales; installation thereof and SaaS services. Revenue was allocated to each performance obligation based upon the relative standalone selling price. Prior to May 2019, the Group also provided a minimum term option (previously “rental option”) where control of the telematics device was not transferred to the customer.

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

Miscellaneous contract fees

The Group sometimes makes miscellaneous SaaS charges to customers to maintain the telematic devices, process administrative changes to contractual terms, or for contract cancellation. Such charges are recognized and invoiced when they arise and payment terms are generally 30 days.

Motor Dealership Embedded Devices

The Group installs devices into motor dealership vehicles free of charge, but ownership of the embedded devices remains with the Group. In prior years, such devices were recognized as inventory under the category of ’‘in-vehicle inventory’’ in anticipation of a future subscription contract. During the financial year ended February 28, 2021, such “in-vehicle inventory” is classified as capitalized telematics devices - uninstalled” (see Note 5). In some cases, installed devices are removed from dealership vehicles and returned to capitalized telematics devices - uninstalled. The reclassification was corrected prospectively as the impact to comparative amounts is not material.

Although the group does collect certain upfront fees from its customers, these fees represent an insignificant proportion of the total transaction price, and therefore the Company has concluded that the amount invoiced each month for subscription services reasonably represents the value to customers of the group’s performance completed to date. Therefore, revenue is recognized for the amount to which the group has a right to invoice and the group qualifies for the practical expedient provided in IFRS 15: B16. Accordingly, as permitted by IFRS 15:121, the quantitative disclosures about the group’s remaining performance obligations (future subscription services) are not provided.

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

Vehicle sales

Vehicle sales is recognized when ownership of the vehicle is transferred to the customer.

Delivery service fees

Delivery service fee is recognized when the service are rendered.

s)	Interest income

Interest is recognized, in profit or loss, using the effective interest rate method.

t)	Interest expense

Interest is recognized in profit or loss when incurred, using the effective interest rate method.

u)	Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share

Diluted earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the financial year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

v)	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the share issuance of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of equity transactions are accounted for in accordance with IAS 12 Income Taxes.

Treasury shares

Treasury shares held by the Group are recognized at cost and included as a deduction from equity. These shares are treated as a deduction from the weighted average number of shares. Distributions received on treasury shares are eliminated on consolidation.

w)	Government Grants

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

3. NEW STANDARDS AND INTERPRETATIONS

3.1 Amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after March 1, 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The amended standards below do not have a significant impact on the Group’s consolidated financial statements.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The Phase 2 amendments address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest benchmark rate with an alternative benchmark rate. The key amendments relate to:

●	Practical expedient for modifications: If a change in determination of contractual cashflows from financial asset or liability results directly from interest rate benchmark reform and occurs on an ‘economically equivalent’ basis, changes will be accounted for by updating the effective interest rate instead of recognizing significant gain or loss in the income statement. A similar practical expedient will apply under IFRS 16 Leases for lessees when accounting for lease modifications required by interest rate benchmark reform.

●	Specific relief from discontinuing hedging relationships: The amendments also allow a series of exemptions from the regular, strict rules around hedge accounting. For example, the entity will not need to discontinue existing hedging relationships because of changes to hedge documentation required solely by interest rate benchmark reform. Therefore, when a hedged risk changes due to benchmark reform, the entity may update the hedge documentation to reflect the new benchmark rate and the hedge may be able to continue without interruption.

●	Disclosure requirements: The entity will need to provide additional information about the nature and extent of risks to which it is exposed arising from financial instruments subject to interest rate benchmark reform, its progress in completing the transition to alternative benchmark rates and how it is managing its transition.

Covid-19-Related Rent Concessions (Amendment to IFRS 16)

In response to the COVID-19 coronavirus pandemic, the IASB has issued the amendment to IFRS 16 Leases to allow lessees not to account for rent concessions as lease modifications if they are a direct consequence of COVID-19 and meet certain conditions. The practical expedient will only apply if:

●	The revised consideration is substantially the same or less than the original consideration;

●	The reduction in lease payments relates to payments due on or before June 30, 2021; and

●	No other substantive changes have been made to the terms of the lease.

Lessees applying the practical expedient are required to disclose:

●	If they have applied the practical expedient to all eligible rent concessions and, if not, the nature of the contracts to which they have applied the practical expedient; and

●	The amount recognized in profit or loss for the reporting period arising from application of the practical expedient.

No practical expedient is provided for lessors. Lessors are required to continue to assess if the rent concessions are lease modifications and account for them accordingly.

3.2 Standard issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements which could be relevant to the Group are disclosed below. The Group intends to adopt these new and amended standards and interpretations, when they become effective.

At the date of authorization of the financial statements, the Group continues to assess and evaluate the impact to its financials on the initial adoption of these new accounting standards and interpretations and its related applicable period.

Details of amendment	Annual periods beginning on/after
Amendments to IFRS 16: COVID-19 Related Rent Concessions beyond June 30, 2021	April 1, 2021
Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3: Reference to the Conceptual Framework	January 1, 2022
Annual improvements to IFRS standards 2018 – 2020	January 1, 2022
Amendments to IAS 16: Property, Plant and Equipment – Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 8: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023
Amendments to IAS 1, IFRS 26, IFRS 34, IFRS 7 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 28 and IFRS 10: Amendments relating to Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

4. SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (“CEO”), who makes strategic decisions.

Prior to the financial year ended February 28, 2022, the Group was organized into geographical business units and had four reportable segments by geography. There was only one reportable business segment, the Cartrack business segment. However, with the new business setup and new business acquired in the current financial year, for management purposes, the Group organized its business units based on its products and services into the following reportable segments:

-	Cartrack is a provider of an on-the-ground operational Internet of Things (“IoT”) Software-as-a-service (“SaaS”) cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

-	Carzuka is a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively.

-	Karooooo Logistics provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

The CODM monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on subscription revenue, total revenue and operating profit or loss.

The segment information provided to the Group CEO, for the reportable segments for the financial year ended February 28, 2022 as follows:

Figures in Rand thousands	Cartrack	Carzuka	Karooooo Logistics	Total

February 28, 2022
Subscription revenue	2,565,745	–	2,420	2,568,165
Other revenue	71,055	–	–	71,055
Vehicle sales	–	67,310	–	67,310
Delivery service	–	–	39,621	39,621
Segment revenue	2,636,800	67,310	42,041	2,746,151

Segment operating profit	715,336	(13,302)	(2,909)	699,125

Depreciation and amortization	497,161	97	101	497,359
Capital expenditure	594,171	1,916	363	596,450

For financial year ended February 28, 2021 and February 29, 2020, the Group only has one business segment, the Cartrack business segment and hence, it is not separately presented in this note.

Reconciliation of information on reportable segments to the amounts reported in consolidated financial statements

	Year ended February 28/29
Figures in Rand thousands	2022	2021	2020

Total segment operating profits	699,125	726,562	630,922
IPO costs	(10,288)	(25,570)	–
Finance income	6,083	4,358	2 592
Finance cost	(12,331)	(9,302)	(16,831)
Fair value changes to derivative assets	(506)	–	–
Consolidated profit before taxation	682,083	696,048	616 683

Information about geographical areas:

	As of February 28
	2022	2021

Non-current operating assets[1]
South Africa	1,295,683	946,551
Africa-Other	92,517	81,561
Europe	192,712	252,425
Asia-Pacific[2], Middle East & USA	314,421	241,221
	1,895,333	1,521,758

1	Non-current operating assets consist of property, plant and equipment, capitalized commission assets, intangible assets, goodwill and prepayments.

2	Included in Asia-Pacific is non-current assets from Singapore amount to ZAR 113.0 million (2021: ZAR 80.2 million).

Information about revenue from geographical areas are disclosed in Note 20.

There are no customers which contribute in excess of 10% of Group revenue for the financial year ended February 28, 2022, February 28, 2021 and February 29, 2020.

5. PROPERTY, PLANT AND EQUIPMENT

Figures in Rand thousands	Land and Property	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress[1]	Capitalized telematics devices – Uninstalled[1]	Capitalized telematics devices - Installed	Construction in progress	Total

At February 28, 2022
Owned assets
Cost	141,873	132,870	100,299	138,405	173,871	2,039,265	4,166	2,730,749
Accumulated depreciation	(21,858)	(101,426)	(50,932)	-	-	(1,268,141)	-	(1,442,357)
Carrying value	120,015	31,444	49,367	138,405	173,871	771,124	4,166	1,288,392

Right-of-use-assets
Cost	112,516	43,435	20,586	-	-	-	-	176,537
Accumulated depreciation	(48,128)	(10,927)	(15,215)	-	-	-	-	(74,270)
Carrying value	64,388	32,508	5,371	-	-	-	-	102,267

Total	184,403	63,952	54,738	138,405	173, 871	771,124	4,166	1,390,659

At February 28, 2021
Owned assets
Cost	35,824	92,314	58,450	104,475	116,422	1,842,405	-	2,249,890
Accumulated depreciation	(18,082)	(72,163)	(33,180)	-	-	(1,080,972)	-	(1,204,397)
Carrying value	17,742	20,151	25,270	104,475	116,422	761,433	-	1,045,493

Right-of-use-assets
Cost	89,840	54,396	19,109	-	-	-	-	163,345
Accumulated depreciation	(37,207)	(20,403)	(14,036)	-	-	-	-	(71,646)
Carrying value	52,633	33,993	5,073	-	-	-	-	91,699

Total	70,375	54,144	30,343	104,475	116,422	761,433	-	1,137,192

Reconciliation of the carrying value of property, plant and equipment

Figures in Rand thousands	Land and Property	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress[1]	Capitalized telematics devices – Uninstalled[1]	Capitalized telematics devices - Installed	Construction in progress	Total

At February 28, 2022
Owned assets
Beginning balance	17,742	20,151	25,270	104,475	116,422	761,433	-	1,045,493
Acquisition of subsidiary	110,000	45	261	-	-	-	4,166	114,472
Additions	3,152	5,940	43,339	212,940	56,857 [3]	230,406	-	552,634
Transfer	-	-	-	(179,010)	(47,825)	226,835	-	-
Disposals	(108)	(27)	(470)	-	-	(2,391)	-	(2,996)
Depreciation	(4,992)	(9,023)	(14,798)	-	-	(384,058)	-	(412,871)
Reclassification (to)/ from right-of-use assets	(5,816)	14,620	(4,649)	-	-	-	-	4,155
Reclassification [2]	-	-	-	-	50,355	(50,355)	-	-
Translation adjustments	37	(262)	414	-	(1,938)	(10,746)	-	(12,495)
Ending balance	120,015	31,444	49,367	138,405	173,871	771,124	4,166	1,288,392

Right-of-use assets
Beginning balance	52,633	33,993	5,073	-	-	-	-	91,699
Additions	38,859	25,183	132	-	-	-	-	64,174
Transfer	(3,798)	3,629	169	-	-	-	-	-
Disposals	(146)	(528)	(20)	-	-	-	-	(694)
Depreciation	(26,948)	(14,123)	(4,339)	-	-	-	-	(45,410)
Reclassification from/(to) owned assets	5,816	(14,620)	4,649	-	-	-	-	(4,155)
Translation adjustments	(2,028)	(1,026)	(293)	-	-	-	-	(3,347)
Ending balance	64,388	32,508	5,371	-	-	-	-	102,267

Total	184,403	63,952	54,738	138,405	173,871	771,124	4,166	1,390,659

Figures in Rand thousands	Land and Property	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress[1]	Capitalized telematics devices – Uninstalled[1]	Capitalized telematics devices - Installed	Construction in progress	Total

At February 28, 2021
Owned assets
Beginning balance	7,471	6,931	-	-	-	708,881	-	723,283
Reclassification from inventory[1]	-	-	-	91,483	60,133	-	-	151,616
Additions	14,841	2,437	15,381	242,116	18,382	184,879	-	478,036
Transfer	-	-	-	(229,124)	38,394	190,730	-	-
Disposals	-	(5,548)	(364)	-	-	(7,259)	-	(13,171)
Depreciation	(3,984)	(2,389)	(4,043)	-	-	(312,549)	-	(322,965)
Reclassification from right-of-use assets	-	17,304	14,296	-	-	-	-	31,600
Translation adjustments	(586)	1,416	-	-	(487)	(3,249)	-	(2,906)
Ending balance	17,742	20,151	25,270	104,475	116,422	761,433	-	1,045,493

Right-of-use assets
Beginning balance	43,333	59,838	28,052	-	-	-	-	131,223
Additions	33,149	12,923	-	-	-	-	-	46,072
Disposals	(1,521)	-	-	-	-	-	-	(1,521)
Depreciation	(22,373)	(19,400)	(8,198)	-	-	-	-	(49,971)
Reclassification to owned assets	-	(17,304)	(14,296)	-	-	-	-	(31,600)
Translation adjustments	45	(2,064)	(485)	-	-	-	-	(2,504)
Ending balance	52,633	33,993	5,073	-	-	-	-	91,699

Total	70,375	54,144	30,343	104,475	116,422	761,433	-	1,137,192

[1]	The Group has capitalized telematics devices designated for installation in customer vehicles which were historically accounted for as inventory. During the financial year ended February 28, 2021, the Group revised the classification of the telematic devices to property, plant and equipment (in the categories Capitalized telematic devices – uninstalled and Capitalized telematic devices – work-in-progress), since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. The reclassification was corrected prospectively as the impact to comparative amounts is not material.

[2]	During the financial year ended February 28, 2022, the Group has reclassified Capitalized telematics devices - Installed to Capitalized telematics devices - Uninstalled of ZAR 50.4 million to better reflect the underlying nature of these assets. The reclassification was corrected prospectively as the impact to the prior period is not material.

[3]	Amount is net of the provision for unconverted motor dealership units amounting to ZAR 13.3 million.

6. CAPITALIZED COMMISSION ASSETS

	As of February 28
Figures in Rand thousands	2022	2021

Cost	413,240	346,861
Accumulated amortization	(181,703)	(145,786)
Carrying value	231,537	201,075

Reconciliation of the carrying value of capitalized sales commissions

	As of February 28
Figures in Rand thousands	2022	2021

At March 1	201,075	144,549
Additions	112,639	95,999
Amortization	(64,566)	(46,957)
Write off	(15,301)	–
Translation adjustments	(2,310)	7,484
At February 28	231,537	201,075

The Group capitalizes sales commission costs arising from activated subscription contracts.

During the financial year ended February 28, 2022, the Group uncovered collusion between a few insurance brokers and certain staff members. This resulted in write-off of capitalized commission assets, of ZAR 15.3 million (2021: Nil) through profit or loss. The write-off was recognized in general and administration operating expenses for the year ended February 28, 2022. The error was corrected prospectively as the impact to the prior periods is not material.

7. INTANGIBLE ASSETS

Figures in Rand thousands	Product development costs	Computer software	Trade name	Customer relationship	Total

At February 28, 2022
Cost	123,036	24,680	782	6,385	154,883
Accumulated amortization	(63,299)	(13,359)	(130)	(1,064)	(77,852)
Carrying value	59,737	11,321	652	5,321	77,031

At February 28, 2021
Cost	83,566	15,546	–	–	99,112
Accumulated amortization	(29,922)	(9,851)	–	–	(39,773)
Carrying value	53,644	5,695	–	–	59,339

Staff costs of ZAR 40.8 million (2021: ZAR 41.0 million) have been capitalized to product development costs with regard to the development of new generation telematics hardware and platform software which was deployed in the current financial year.

Reconciliation of the carrying value of intangible assets

Figures in Rand thousands	Note	Product development costs	Computer software	Trade name	Customer relationship	Total

At February 28, 2022
Beginning balance		53,644	5,695	–	–	59,339
Acquisition of subsidiary	28	–	6,218	782	6,385	13,385
Additions		40,787	3,029	–	–	43,816
Amortization		(34,288)	(3,596)	(130)	(1,064)	(39,078)
Translation adjustments		(406)	(25)	–	–	(431)
Ending balance		59,737	11,321	652	5,321	77,031

At February 28, 2021
Beginning balance		37,067	3,672	–	–	40,739
Additions		40,977	4,653	–	–	45,630
Amortization		(22,986)	(2,870)	–	–	(25,856)
Translation adjustments		(1,414)	240	–	–	(1,174)
Ending balance		53,644	5,695	–	–	59,339

8. GOODWILL

Goodwill is allocated to the following cash generating units (CGUs): Cartrack - Mozambique, Portugal, Spain and Other and Karooooo Logistics.

		Cartrack				Karooooo
Figures in Rand thousands	Note	Mozambique	Portugal	Spain	Other	Logistics	Total

At March 1, 2020		67,984	30,377	21,532	11,610	–	131,503
Translation adjustments		(10,752)	1,815	1,286	300	–	(7,351)
At February 28, 2021		57,232	32,192	22,818	11,910	–	124,152
Acquisition of subsidiary	28	–	–	–	–	58,314	58,314
Translation adjustments		7,849	(2,028)	(1,437)	(466)	–	3,918
At February 28, 2022		65,081	30,164	21,381	11,444	58,314	186,384

Impairment testing

The Group performs its annual impairment test at the end of each financial year, or more frequently if there are indications that goodwill may be impaired. No impairment was identified in the current financial year which is consistent with the conclusions reached in 2021.

The Group considers the relationship between its market capitalization and its equity attributable to equity holders of the parent, among other factors, when performing the annual test of impairment. At February 28, 2022, the market capitalization of the Group exceeded the value of equity by ZAR 12.6 billion (2021: ZAR 17.0 billion).

The recoverable amount of each cash-generating unit (CGU) with the exception of the Other CGUs is determined using a discounted cash flow valuation technique, which requires the use of various estimates. Each of the cash flow projections are based on forecasts over a five-year period, which have been approved by senior management. The Other CGUs are valued on an earnings multiple basis.

In ascertaining the recoverable amount for the Karooooo Logistics segment, the Group was of the view that the total consideration paid was representative of Picup Technologies Proprietary Limited’s (“Picup”) fair value less costs of disposal, as the acquisition of Picup was completed in September 2021. There were no significant events since the date of acquisition to the financial year ended February 28, 2022 that would have resulted in a significant reduction of its fair value. Accordingly, the recoverable amount approximates the carrying amount as of February 28, 2022 and goodwill arising from the acquisition of Picup was not impaired.

The key estimates used for the value in use calculations and sensitivity to changes in assumptions are as follows:

		As of February 28
Key estimates	CGU	2022	2021
Revenue growth rate
This is the average annual compound growth rate in revenue that is derived from management’s forecast and is based on external available information, such as GDP and industry growth rate within the region.	Mozambique	17%	11%
	Portugal	10%	10%
	Spain	16%	16%

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

Terminal growth rate
The estimated rate of growth after the five-year forecast period. This rate is informed primarily by external forecasts about economic activity by region. Changes in these rates are reflective of changes in market views on the economic growth in those regions.	Mozambique	8%	9%
	Portugal	1%	1%
	Spain	1%	1%

Discount rate
The rate reflects the specific risks relating to the country and industry in which the entity operates. These rates were determined using externally available information. The rates were determined using the Capital Asset pricing model and adjusting for risk. The rate is a pre-tax rate and the value in use has been determined on a pre-tax basis.	Mozambique	30%	31%
	Portugal	16%	17%
	Spain	17%	20%

Sensitivity analysis

The Group has applied a 50 basis point (2021: 50 basis point) increase and decrease to the revenue growth rates, terminal growth rates and discount rates used in the impairment testing. For Spain and Portugal, it does not result in impairment. However, for Mozambique, an increase of the discount rate or decrease of revenue growth rate by 50 basis point would result in an immaterial impairment.

9. DEFERRED TAX

		As of February 28
Figures in Rand thousands	Note	2022	2021

Deferred tax liability		(47,063)	(42,024)
Deferred revenue		58,137	44,790
Property, plant and equipment and capitalized commission assets		(144,782)	(117,686)
Lease obligations		4,690	12,119
ECL provision on trade receivables		21,887	11,302
Other		13,005	7,451

Deferred tax asset		58,383	47,046
Deferred revenue		540	6
Property, plant and equipment and capitalized commission assets		27,059	37,479
Tax losses		19,710	6,115
Lease obligations		1,303	297
ECL provision on trade receivables		3,953	928
Other		5,818	2,221

Total net deferred tax asset		11,320	5,022

Reconciliation of deferred tax asset/(liability)
At March 1		5,022	21,090
Acquisition of subsidiaries		(13,386)	–
Increase in deferred revenue temporary differences		13,912	19,320
Decrease in property, plant and equipment and capitalized commission assets temporary differences		(23,479)	(4,176)
Increase/(decrease) in inventory temporary differences		–	(26,018)
Increase/(decrease) in tax losses temporary differences		8,887	(10,241)
Decrease in lease obligation temporary differences		(6,365)	(3,935)
Increase in ECL provision on trade receivables temporary differences		13,855	6,294
Increase/(decrease) in research and development temporary differences		–	(1,071)
Increase in other temporary differences		12,954	3,759
Translation adjustments		(80)	–
At February 28		11,320	5,022

Reconciliation of deferred tax balances
At March 1		5,022	21,090
Acquisition of subsidiaries		(13,386)	–
Disposal of subsidiary		–	(550)
Charge to income statement	24	19,764	(16,996)
Translation adjustments		(80)	1,478
At February 28		11,320	5,022

Unrecognized deferred tax assets

The Group has not recognized deferred tax assets relating to available tax losses in start-up subsidiaries where the probability of future taxable income is uncertain. These potential deferred tax assets will be recognized and utilized in future periods as and when they meet the recognition criteria. The tax losses available from these subsidiaries are ZAR 6.2 million (2021: ZAR 15.3 million). Detailed budgets and forecasts have been prepared by management which support the recoverability of these tax losses. None of the tax losses expire in terms of local tax legislation.

Unrecognized deferred tax liabilities

No deferred tax liability is recognized on temporary differences of ZAR 1,484.7 million (2021: ZAR 1,208.2 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timings of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

10. INVENTORIES

	As of February 28
Figures in Rand thousands	2022	2021

Vehicles	25,369	–

Inventories recognized as an expense in cost of sales	59 213	–

11. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of February 28
Figures in Rand thousands	2022	2021

Amounts due from related parties	2,515	917
Trade receivables	448,212	353,290
Expected credit loss provision	(161,683)	(101,066)
	289,044	253,141
Other receivables
Deposits	6,386	7,853
Sundry debtors	9,131	8,599
Subtotal	304,561	269,593

Prepayments	19,242	49,058
Other taxes	10,083	5,519
Total trade and other receivables and prepayments	333,886	324,170

Amounts due from related parties are unsecured, interest-free and repayable on demand.

The Group recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. The determination of the expected credit loss provision is calculated on a basis specific to each customer grouping and jurisdiction in which the Group operates and requires the use of estimates. Additional information regarding credit risk applicable to trade receivables is disclosed in Note 31.2 (a).

The Group has recognized a loss allowance of 100% (2021: 100%) against all receivables over 360 days (with the exception of Singapore, Portugal and Africa) based on historical experience that these receivables are generally not recoverable. In Africa, Singapore and Portugal, certain customers take longer to pay based on historical experience and these longer dated receivables are generally recovered thus not requiring a similar level of loss allowance. The method in providing for expected credit losses is consistent with prior years or pre-pandemic conditions. With customers being afforded payment holidays and extended payment terms, the ageing profile of trade receivables has extended which in turn has resulted in the expected credit loss provision being increased.

The average credit period extended to customers is 30 days (2021: 30 days). No interest is charged on outstanding trade receivables.

Credit quality of trade and other receivables

Information on credit quality of trade and other receivables is on Note 31.2 (a).

Reconciliation of the expected credit loss provision recognized with regard to trade and other receivables

	As of February 28
Figures in Rand thousands	2022	2021

At March 1	(101,066)	(51,657)
Allowance for expected credit losses, net	(88,482)	(80,842)
Amounts utilized	26,896	30,363
Translation adjustments	969	1,070
At February 28	(161,683)	(101,066)

12. LOANS TO/(FROM) RELATED PARTIES

	As of February 28
Figures in Rand thousands	2022	2021

Non-current assets
Loans to related party	19,400	19,400

Current liabilities
Loans from related parties	(2,134)	(891,977)

On December 29, 2020, the Company obtained a loan of ZAR 884.2 million (USD 58.5 million) from a related party, Orient Victoria Pte Ltd. The loan bears interest at rate of 1.25% per annum and is repayable on demand. The loan was fully repaid on April 22, 2021.

Other related party loans are unsecured, bear no interest and have no fixed terms of repayment. The fair value of these financial instruments approximates the carrying amount.

13. CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT

	As of February 28
Figures in Rand thousands	2022	2021

Cash on hand	2,175	212
Bank balances	717,935	94,990
Short-term deposits	11,638	9,735
Cash and cash equivalents in the consolidated statement of financial position	731,748	104,937
Bank overdrafts	(13,722)	(28,839)
Cash and cash equivalents in the consolidated statement of cash flows	718,026	76,098

Current assets	731,748	104,937
Current liabilities	(13,722)	(28,839)
	718,026	76,098

Information on cash flow management is included in Note 31.2 (b). Refer to Note 35 for information on the various facilities available to the Group.

14. OTHER FINANCIAL ASSETS

	As of February 28
Figures in Rand thousands	2022	2021

Non-current assets
Derivative – call option [1]	1,359	–

Current assets
Derivative – put option [2]	15,305	–
Restricted cash [3]	–	882,420
	16,664	882,420

[1]	Relates to the acquisition of Picup. See Note 28 for details.

[2]	Relates to the put option agreement entered with ultimate controlling shareholder to grant the Group the right to sell all its interest in Picup. The put option expires on August 31, 2022. As this is a transaction with owner, the fair value and subsequent changes fair value of the put option is recognised directly against retained earnings.

[3]	On December 29, 2020, the Group received ZAR 882.4 million (USD 58.5 million) from a related party for the sole purpose of facilitating the Company’s acquisition of the remaining interest in Cartrack. The loan was fully repaid on April 22, 2021.

15. SHARE CAPITAL

	As of February 28
Figures in Rand thousands	2022	2021

Issued and fully paid 30,951,106 (2021: 20,332,894) ordinary shares of no par value	7,142,853	2,739,629

As discussed in Note 1, Karooooo acquired control of Cartrack when the loan from Zak to Karooooo was extinguished through the issuance of shares. The acquisition of control of Cartrack has been accounted for as a transaction under common control. The Company’s authorized and issued number of ordinary shares increased on November 18, 2020 to 20,332,894 shares as of February 28, 2021.

Karooooo listed on NASDAQ in April 2021 with 20,332,894 shares and issued additional 1,207,500 shares to public shareholders. On April 21, 2021, Karooooo bought out all of the minority shareholders of Cartrack and delisted Cartrack from the JSE. In terms of the reinvestment offer, investors who elected to remain invested in Cartrack received 1 Karooooo ordinary share for every 10 Cartrack ordinary shares owned on the JSE prior to the finalisation of reinvestment offer. Karooooo concluded an inward secondary listing on the JSE on April 21, 2021 and issued another 9,410,712 ordinary shares to eligible Cartrack shareholders. The Company’s authorized and issued number of ordinary shares increased from 20,332,894 to 30,951,106 as at February 28, 2022.

The holder of ordinary shares is entitled to receive dividends as declared from time to time, and is entitled to one vote per share at meetings of the Company.

16. TERM LOANS

					As of February 28
Figures in Rand thousands	Notes	Currency	Interest rate	Maturity	2022	2021

Non-current liabilities
Interest-bearing loans		ZAR	JIBAR + 2.05%	February 2024	20,003	–
Interest-bearing loans		EUR	3%	December 2023	5,024	10,468
Mortgaged bonds	28	ZAR	Prime rate -1.15%	December 2025	46,167	–
					71,194	10,468

Current liabilities
Interest-bearing loans		EUR	3%	December 2023	5,235	5,462
Mortgaged bonds	28	ZAR	Prime rate -1.15%	December 2025	12,921	–
					18,156	5,462
Total term loans					89,350	15,930

The ZAR interest-bearing loans were fully repaid on May 11, 2022.

As at February 28, 2022 and February 28, 2021, the Group met the loan covenants.

Reconciliation of movement of liabilities to cash flows arising from financing activities

Figures in Rand thousands	Loans from related parties	Other loans and borrowings	Lease liabilities	Total

Balance at March 1, 2021	891,977	15,930	98,684	1,006,591
Changes from financing cash flows	(845,003)	8,292	(47,201)	(883,912)
Proceeds from borrowings	–	110,000	–	110,000
Repayment of related parties loans	(845,003)	–	–	(845,003)
Repayment of term loans	–	(101,708)	–	(101,708)
Payment of lease liabilities	–	–	(47,201)	(47,201)
Acquisition of a subsidiary	–	66,047	–	66,047
The effect of changes in foreign exchange rates	(43,110)	(919)	(2,609)	(46,638)

Other changes	(1,730)	–	63,204	61,474
Interest paid	(1,730)	(4,317)	(6,249)	(12,296)
New leases	–	–	63,204	63,204
Interest expense	–	4,317	6,249	10,566
Balance at February 28, 2022	2,134	89,350	112,078	203,562

Balance at March 1, 2020	8,362	22,969	98,997	130,328
Changes from financing cash flows	855,855	(8,247)	(46,751)	800,857
Proceeds from borrowings	857,367	–	–	857,367
Repayment of borrowings	(1,512)	(8 247)	–	(9,759)
Payment of lease liabilities	–	–	(46,751)	(46,751)
The effect of changes in foreign exchange rates	25,712	1,208	448	27,368)

Other changes	2,048	–	45,990	48,038
Interest paid	–	(1,666)	(5,588)	(7,254)
New leases	–	–	45,990	45,990
Interest expense	2,048	1,666	5,588	9,302
Balance at February 28, 2021	891,977	15,930	98,684	1,006,591

17. LEASE LIABILITIES

	As of February 28
Figures in Rand thousands	2022	2021

Maturities analysis
– within one year	47,294	38,401
– within two to four years	56,868	46,576
– over four years	7,916	13,707
Present value of lease payments	112,078	98,684

Non-current liabilities	64,784	60,283
Current liabilities	47,294	38,401
	112,078	98,684

It is Group policy to lease the various commercial properties occupied by the Group’s operations and certain motor vehicles are leased in terms of instalment sale agreements. The average term of the installment sale agreements is between three to four years and interest is charged at prime linked interest rates. The Group’s obligations under instalment sale agreements are secured by the leased assets.

Property leases capitalized have an average lease term of four years and interest incurred is at an incremental borrowing rate of a similar asset. External sources of information were used to determine incremental borrowing rate of a similar asset. Total cash outflows for leases recognized in statement of cash flows ZAR 53.5 million (2021: ZAR 52.3 million).

The Group leases office building, motor vehicles and IT equipment with contract terms less than twelve months. These leases are short-term. For the financial year ended February 28, 2022, the Group recognized lease payments of ZAR 8.2 million (2021: ZAR 11.2 million) associated with these short-term leases as an expense on a straight-line basis over the lease term.

18. DEFERRED REVENUE

	As of February 28
Figures in Rand thousands	2022	2021

Beginning balance	246,765	208,782
Acquisition of subsidiary	2,678	–
Amounts deferred in current financial year	681,135	251,141
Amounts released to revenue in the current financial year	(603,201)	(211,484)
Translation adjustments	(973)	(1,674)
Ending balance	326,404	246,765

Non-current liabilities	108,256	85,655
Current liabilities	218,148	161,110
	326,404	246,765

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

	As of February 28
Figures in Rand thousands	2022	2021

Maturities analysis
– within one year	218,148	161,110
– within two to four years	103,026	81,055
– over four years	5,230	4,600
Present value of amounts received in advance	326,404	246,765

19. TRADE AND OTHER PAYABLES

	As of February 28
Figures in Rand thousands	2022	2021

Trade payables
Amounts due to related parties	8,963	2,816
Trade payables	90,387	88,599
Accrued expenses	115,198	122,435
	214,548	213,850

Other payables
Sundry creditors	14,754	14,233
Other taxes	30,896	46,372
Dividend payable to NCI	21,668	7,427
	281,866	281,882

The amounts due to related parties are unsecured, interest-free and repayable on demand.

The fair value of the financial instruments approximates their carrying amounts.

20. REVENUE

The Group generates revenue by offering a full-stack smart mobility technology SaaS platform for connected vehicles and other assets, vehicles sales and delivery services.

In the following table, revenue from contract with customers is disaggregated by revenue streams, primary geographical markets and timing of revenue recognition.

	Year ended February 28/29
Figures in Rand thousands	2022	2021	2020

Revenue from contracts with customers
Subscription revenue - Cartrack	2,565,745	2,209,017	1,887,717
Subscription revenue - Karooooo Logistics	2,420	–	–
Other revenue - Cartrack
Hardware sales	37,435	45,280	36,852
Installation revenue	21,321	20,511	752
Miscellaneous contract fees	12,299	15,735	16,572
Vehicle sales	67,310	–	–
Delivery service fees	39,621	–	–
Total revenue	2,746,151	2,290,543	1,941,893

Primary geographical markets
South Africa	2,123,153	1,681,928	1,417,465
Africa-Other	101,019	105,895	115,974
Europe	229,671	219,866	173,266
Asia-Pacific*, Middle East and USA	292,308	282,854	235,188
	2,746,151	2,290,543	1,941,893

Timing of revenue recognition
Products and services transferred at a point in time	177,986	81,526	54,176
Services transferred over time	2,568,165	2,209,017	1,887,717
Total revenue	2,746,151	2,290,543	1,941,893

*	Included in Asia-Pacific is revenue from Singapore amounted to ZAR 96.1 million (2021: ZAR 98.6 million).

21. OPERATING PROFIT

		Year ended February 28/29
Figures in Rand thousands	Notes	2022	2021	2020

Operating profit is stated after accounting for the following charges:

Depreciation of property, plant and equipment	5	458,281	372,936	282,976
Amortization of capitalized commission assets	6	64,566	46,957	31,262
Amortization of intangible assets	7	39,078	25,856	12,786
Write down of inventory to net realizable value		–	–	7,623
Employee benefits expense [1]		720,606	396,369	325,686
Defined contribution plan		26,534	21,742	17,731

[1]	After offsetting government grant received ZAR 6.7 million (2021: ZAR 16.7 million, 2020: Nil).

During the financial year ended February 28, 2021, direct costs for provision of motor vehicles to sales staff of ZAR 11.9 million (2020: ZAR 13.1 million) are disclosed as sales and marketing expense, previously this was disclosed as general and administration costs, to better reflect the underlying nature. The error was corrected prospectively as the impact to financial year ended February 29, 2020 is not material.

During the financial year ended February 28, 2021, the amortization of capitalized research and development costs of ZAR 23.0 million (2020: ZAR 9.2 million) is disclosed as research and development, previously this was disclosed as general and administration costs, to better reflect the underlying nature. The error was corrected prospectively as the impact to financial year ended February 29, 2020 is not material.

22. FINANCE INCOME

	Year ended February 28/29
Figures in Rand thousands	2022	2021	2020

Interest income from bank balances	6,083	4,358	2,592

23. FINANCE COSTS

	Year ended February 28/29
Figures in Rand thousands	2022	2021	2020

Lease liabilities	6,249	5,588	7,508
Term loans	4,317	2,711	8,727
Overdraft	794	870	595
Others	971	133	1
	12,331	9,302	16,831

24. TAXATION

		Year ended February 28/29
Figures in Rand thousands	Note	2022	2021	2020

Major components of the tax expense:
Current tax
Current year		208,141	160,751	137,392
Prior year		8,573	5,725	(12,017)
Other – Securities Transfer tax		–	200	-
		216,714	166,676	125,375

Deferred tax
Current year		(16,370)	36,184	33,217
Prior year		(3,394)	(19,188)	11,961
	9	(19,764)	16,996	45,178

Withholding tax		8,526	14,956	2,604
Total tax expense		205,476	198,628	173,157

Reconciliation between accounting profit and tax expense:
Profit before taxation		682,083	696,048	616,683
Tax at the applicable tax rate of 17% [1] (2021: 17%[1], 2020: 28%)		115,954	118,328	172,671
Effect of different tax rates in foreign jurisdictions		66,257	71,122	(7,119)

Taxation effect of adjustments on taxable income:
Utilization of previously unrecognized tax losses		(982)	(1,332)	(1,349)
Tax incentive		(2,709)	(5,827)	(5,766)
Income not subject to tax		(270)	(219)	–
Non-deductible expenses		12,556	12,072	9,325
Recognition of tax effect previously unrecognized tax losses		(2,060)	–	–
Current year losses for which no deferred tax asset is recognized		1,040	2,791	2,847
Withholding tax		8,526	14,956	2,604
Securities transfer tax		–	200	–
Prior year tax under/(over) provision		5,179	(13,463)	(56)
Others		1,985	–	–
Total tax expense		205,476	198,628	173,157

[1]	This is the corporate tax rate in Singapore.

25. TAXATION PAID

	Year ended February 28/29
Figures in Rand thousands	2022	2021	2020

Balance payable at beginning of the year	(10,203)	(16,458)	(35,078)
Acquisition of subsidiary	477	–	–
Current tax for the year recognized in profit or loss	(225,240)	(181,632)	(127,979)
Translation adjustments	341	–	–
Balance payable at end of the year	32,100	10,203	16,458
	(202,525)	(187,887)	(146,599)

26. DIVIDEND PAID

During the financial year ended February 28, 2022, no dividends were paid.

	Year ended February 28/29
Figures in Rand thousands	2021	2020

Dividend paid by the Company to owner of the Company	(272,235)	(52,502)
Dividend paid by subsidiaries to NCI	(145,859)	(39,506)
Total dividend paid	(418,094)	(92,008)

Dividend per share

Dividend paid by the Company to owner of the Company

	Year ended February 28/29
	2021		2020
Figures in Rand thousands	Per share	Amount	Per share	Amount
Interim dividend	104,385.00	104,385	24,545.00	24,545
Final dividend	8.26	167,850	27,957.00	27,957
		272,235		52,502

Dividend paid by subsidiaries to NCI

	Year ended February 28/29
Figures in Rand thousands	2021		2020
Subsidiary	Per share	Amount	Per share	Amount
Cartrack Holdings Proprietary Limited	0.54	51,536	0.12	11,307
Cartrack Holdings Proprietary Limited	0.87	83,030	0.20	19,087
Cartrack Limitada	5.68	9,090	4.90	7,852
Found Proprietary Limited	20,000.00	1,020	-	-
Cartrack Polska.Sp.zo.o	119,019.27	1,183	-	-
Cartrack Tanzania Limited	-	-	3,168.00	1,260
		145,859		39,506

27. INTEREST IN SUBSIDIARIES

The following table lists the entities which are controlled by the Group.

Company Name	Held by	Country of incorporation	% holding 2022	% holding 2021
Cartrack Holdings Proprietary Limited[4]	Karooooo Ltd	South Africa	100.0	68.1
Carzuka.com Pte Ltd	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.0	–
Karooooo Software Pte. Ltd.	Karooooo Ltd	Singapore	100.0	–
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.0	–
Carzuka Pte Ltd	Carzuka.com Pte Ltd	Singapore	100.0	100.0
Karooooo Technologies Proprietary Limited[2]	Karooooo Proprietary Ltd	South Africa	100.0	100.0
Cartrack Management Services Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Insurance Agency Proprietary Limited[3]	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.0	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Purple rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	–
Picup Technologies Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	70.1	–
Cartrack Telematics Proprietary Limited	Cartrack Proprietary Limited	South Africa	49.0	49.0
Veraspan Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[1]	Cartrack Proprietary Limited	South Africa	49.0	49.0
Zonke Bonke Telecoms Proprietary Limited[1]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	100.0
Retriever Limited	Cartrack Technologies Pte. Limited	Kenya	100.0	100.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0

Company Name	Held by	Country of incorporation	% holding 2022	% holding 2021
Cartrack Investments UK Limited	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC.	Cartrack Technologies Pte. Limited	Philippines	100.0	51.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited[1]	Cartrack Technologies Pte. Limited	Zambia	100.0	100.0
Cartrack (Mauritius) Ltd[1]	Cartrack Technologies Pte. Limited	Mauritius	100.0	100.0
Cartrack Vietnam Limited Liability Company[1]	Cartrack Technologies Pte. Limited	Vietnam	100.0	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.Sp.zo.o	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack France SAS	Cartrack Portugal S.A.	France	100.0	–
Cartrack Limitada	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	80.0	80.0

[1]	Dormant

[2]	Previously known as Cartrack Technologies Proprietary Limited

[3]	Previously known as Drive and Save Proprietary Limited

[4]	Previously known as Cartrack Holdings Limited

Loans provided to subsidiary companies which require financial support have been subordinated in favour of third- party creditors of the underlying companies.

On February 28, 2021, Cartrack Technologies Pte. Limited acquired 40% of the shares and voting interest in Cartrack Tanzania Limited, for a cash consideration of USD 538,507. As a result, the equity interest in Cartrack Tanzania Limited increased from 60% to 100%.

On February 28, 2021, Cartrack Technologies Pte. Limited acquired 15% of the shares and voting interest in Retriever Limited, for a cash consideration of USD 158,303. As a result, the equity interest in Retriever Limited increased from 85% to 100%.

On September 13, 2021, Cartrack acquired 70.1% of the shares and voting interests in Picup Technologies Proprietary Limited for a consideration of ZAR 70.1 million (see Note 28).

On September 24, 2021, Cartrack Technologies Pte. Limited acquired 49% of the shares and voting interest in Cartrack Technologies PHL. INC., for a cash consideration of PHP9.2 million. As a result, the equity interest in Cartrack Technologies PHL. INC. increased from 51% to 100%.

On February 28, 2022, Cartrack acquired 100% of the shares and voting interests in Purple Rain Properties No. 444 Proprietary Limited for a consideration of ZAR 100 (see Note 28).

28. ACQUISITION OF SUBSIDIARY

(i)	Picup Technologies Proprietary Limited

On September 1, 2021, the Group acquired 70.1% of the shares and voting interests in Picup, for a consideration of ZAR 70.1 million, recognizing a goodwill of ZAR 58.3 million. The principal activity of Picup is that of providing a technology platform focused on last mile delivery.

From the date of acquisition to February 28, 2022, Picup contributed revenue of ZAR 42.0 million and net loss of ZAR 2.1 million to the Group’s results. If the acquisition had occurred on March 1, 2021, management estimates the contribution to the Group’s revenue and net loss would have been ZAR 68.9 million and ZAR 10.6 million respectively.

The fair values of identifiable net assets and the cash outflows on the acquisition were as follows:

Figures in Rand thousands	Notes	As of February 28, 2022

Intangible assets [1]	7	13,385
Other non-current assets		5,055
Cash and cash equivalents		2,140
Other current assets (excluding cash and cash equivalents)		11,090
Non-current liabilities		(13,478)
Current liabilities		(3,967)

Net identifiable assets acquired		14,225
Add: Goodwill	8	58,314
Add: Other financial asset [2]		1,865
Less: NCI based on proportionate interest		(4,253)
Cash consideration transferred for the business		70,151

Less: cash and cash equivalents acquired		(2,140)
Net outflow of cash		68,011

Goodwill arising on the acquisitions is attributable to the synergies expected to arise from their integration with the Group, the skilled workforce acquired and the distribution networks. The primary reason for these acquisitions is to enhance capability and broaden product offering to customers.

The fair value and gross contractual amount of trade and other receivables is ZAR 11.0 million.

[1]

The intangible assets comprised of computer software, trade name and customer relationships estimated at ZAR 13.4 million. The computer software was valued based on replacement cost following review of the useful life. In measuring the fair value of the trade name and customer-related intangibles, relief-from-royalty method and multi-period excess earnings method were used. The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the technical know-how being owned. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

[2]	This relates to a call option agreement with the non-controlling shareholders of Picup to acquire additional 13% interest in Picup. The option is exercisable from September 1, 2024 and expires on February 29, 2028.

(ii)	Purple Rain Properties No.444 Proprietary Limited

On February 28, 2022, the Group acquired 100% of the shares and voting interests in Purple Rain Properties No. 444 Proprietary Limited (“Purple Rain”) for a consideration of ZAR 100. The acquisition was accounted for as an asset acquisition as based on the concentration test, substantially all of the fair values of the gross assets is concentrated in investment properties of Purple Rain.

The fair values of identifiable net assets and the net cash inflows on the acquisition were as follows:

Figures in Rand thousands	Note	As of February 28, 2022

Property, plant and equipment		114,166
Cash and cash equivalents		1,404
Other current assets (excluding cash and cash equivalents)		1,476
Term loans	16	(59,088)
Other non-current liabilities		(14,387)
Current liabilities		(1,167)

Net identifiable assets acquired		42,404
Settlement of amounts due from Purple Rain		(42,404)
Cash consideration transferred for acquisition of asset		*

Less: cash and cash equivalents acquired		(1,404)
Net inflow of cash		(1,404)

*	Amount is less than a thousand Rand.

29. MATERIAL NON-CONTROLLING INTEREST

On April 21, 2021, the Group acquired the remaining 31.9% equity interest in Cartrack, increasing its ownership from 68.1% to 100%. Reinvestment scheme was offered to the minority shareholders of Cartrack by exchanging a fixed number of Karooooo shares for a fixed number of Cartrack Shares (see Note 1).

The carrying amount of Cartrack’s net assets in the Group’s consolidated financial statements on the date of acquisition was ZAR 435.1 million. Subsequent to the acquisition of the remaining 31.9% stake in Cartrack, there is no material non-controlling interest as at February 28, 2022.

The following table summarizes the information relating to the Group’s subsidiary that has a material NCI, before intra-group eliminations as at February 28, 2021:

Cartrack Holdings Proprietary Limited
Figures in Rand thousands	As of February 28, 2021

NCI percentage	31.9%
Principal place of business	South Africa

Revenue	2,290,543
Profit for the year after tax	542,338
Other comprehensive income	(12,942)
Total comprehensive income	529,396

Profit attributable to NCI	179,237
Other comprehensive income attributable to NCI	(8,094)
Total comprehensive income attributable to NCI	171,143

Non-current assets	1,588,204
Current assets	453,576
Current liabilities	(533,914)
Non-current liabilities	(198,430)
Net assets	1,309,436
Net assets attributable to NCI	427,133

Cash flows from operating activities	955,309
Cash flows from investing activities	(517,691)
Cash flows from financing activities	(500,629)
Net (decrease) in cash and cash equivalents	(63,011)

Dividends paid to NCI	(145,859)

30. RELATED PARTIES

In addition to the information disclosed in Notes 11, 12 and 19 in the financial statements, the following transactions took place between the Group and related parties at the terms agreed between parties:

Transactions with related parties

	Year ended February 28/29
Figures in Rand thousands	2022	2021	2020

Sales to related parties	(28 915)	(24 901)	(407)
Purchases from related parties	98 032	54 470	7 937
Rent paid to related parties	13 697	18 260	19 887
Interest paid to related party	–	2 048	–

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

31.1 Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors return of capital, as well as the level of dividends to shareholders.

The capital structure of the Group consists of debt, which includes the borrowings and lease obligations disclosed in Note 16 and 17 respectively, cash and cash equivalents and bank overdraft disclosed in Note 13, and equity as disclosed in the statement of financial position.

There were no changes in the Group’s approach to the capital management during the financial year.

In order to maintain or adjust the capital structure, the Group may adjust the amounts of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

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

Trade receivables comprise a widespread customer base. Management evaluates credit risk relating to customers on an ongoing basis. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating. risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Directors. The utilization of credit limits is regularly monitored. The Group does not have any significant credit risk exposure to any single customer or any Group of customers having similar characteristics.

There has been no change in credit risk estimation techniques since the last financial year. The carrying amounts of financial assets represent the maximum credit exposure.

Expected credit losses on financial assets recognized in profit or loss were as follows:

	Year ended February 28/29
Figures in Rand thousands	2022	2021	2020

Expected credit loss provision on trade receivables arising from contracts with customers	88,482	80,842	54,872

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the country in which the customer operates. Details of concentration of revenue are included in Note 20.

Expected credit loss assessment process followed in the current financial year

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

The following table provides information about the expected credit loss rate for trade receivables by ageing category:

Figures in Rand thousands	Expected credit loss rate	Gross carrying amount	Impairment loss allowance

At February 28, 2022
Since invoicing	7%	148,625	10,139
1 month since invoicing date	14%	47,681	6,661
2 months since invoicing date	22%	26,329	5,729
3 months since invoicing date	61%	228,092	139,154
Total	36%	450,727	161,683

Figures in Rand thousands	Expected credit loss rate	Gross carrying amount	Impairment loss allowance

At February 28, 2021
Since invoicing	7%	152,635	10,190
1 month since invoicing date	14%	33,622	4,646
2 months since invoicing date	20%	21,949	4,416
3 months since invoicing date	56%	146,001	81,814
Total	29%	354,207	101,066

Cash and cash equivalents

The Group held cash and cash equivalents of ZAR 731.7 million as at February 28, 2022 (2021: ZAR 104.9 million). The cash is held with major banks and financial institutions which are rated and regulated in each country. None of the bank’s holding deposits show financial strain. Impairment on cash and cash equivalents at bank has been measured on a 12-month expected loss and reflect the short maturity of the exposures. The Group considers that its cash and cash equivalents at bank have low credit risk and the amount of the allowance to be insignificant.

Other financial assets – restricted cash

The Group held restricted cash at bank of ZAR 882.4 million as at February 28, 2021. The cash is held with a major bank. Impairment on other financial assets has been measured at 12-month expected loss and reflect short-term maturity of the exposures. The Group considers that its other financial assets have low credit risk and amount of allowance to be insignificant.

31.2 (b) Liquidity risk

The Group manages liquidity risk through an ongoing review of future commitments and ensures that there is adequate funding available in terms of cash reserves and committed funding facilities.

Cash flow forecasts are prepared and available borrowing facilities are monitored on an ongoing basis.

Exposure to liquidity risk

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and includes contractual interest payments.

Figures in Rand thousands	Less than 1 year	2 years	3 years	4 years	>5 years	Total

At February 28, 2022
Term loans	22,408	43,884	17,938	16,036	–	100,266
Lease obligations	50,821	42,853	17,305	4,733	8,333	124,045
Trade and other payables	250,970	–	–	–	–	250,970
Loans from related parties	2,134	–	–	–	–	2,134
Bank overdraft	13,722	–	–	–	–	13,722

At February 28, 2021
Term loans	5,626	5,626	5,157	–	–	16,409
Lease obligations	40,275	28,426	16,168	5,749	12,751	103,369
Trade and other payables	235,510	–	–	–	–	235,510
Loans from related parties	893,338	–	–	–	–	893,338
Bank overdraft	28,839	–	–	–	–	28,839

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

The Group does not apply hedge accounting.

Exposure to currency risk

The summarized quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

Figures in Rand thousands	USD	EUR	SGD

At February 28, 2022
Trade and other receivables	62,247	228	–
Loan from related parties	86,159	71,994	32,085
Loan to related parties	(112,334)	–	(7,227)
Cash and cash equivalents	144,173	9,618	1,880
Trade and other payables	(53,609)	(5,286)	(2,299)
	126,636	76,554	24,439

At February 28, 2021
Trade and other receivables	38,421	1,244	760
Loan from related parties	120,133	81,045	–
Loan to related parties	(120,005)	(426)	(7,972)
Cash and cash equivalents	5,724	104	77
Trade and other payables	(27,242)	(3,939)	(26,021)
	17,031	78,028	(33,156)

Sensitivity analysis

A strengthening/weakening of the ZAR against the USD, EUR and SGD, at year-end would have impacted the measurement of financial instruments denominated in a foreign currency, equity and profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant. A factor change of 10% has been applied to the exchange rates.

Figures in Rand thousands	Strengthening of ZAR	Weakening of ZAR

February 28, 2022
USD	(12,664)	12,664
EUR	(7,655)	7,655
SGD	(2,444)	2,444
	(22,763)	22,763

February 28, 2021
USD	(1,703)	1,703
EUR	(7,803)	7,803
SGD	3,316	(3,316)
	(6,190)	6,190

31.2 (d) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBORs”) with alternative nearly risk-free rates (referred to as “IBOR reform”). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. The Group’s exposure to interest rate risk relates primarily to the Group’s loan obligations with variable interest rates as follow:

●	The term loan with Caixa Geral Depositos de S.A attracts interest at a rate of 3% p.a plus 12-month Euro Interbank Offered Rate (“EURIBOR”). The reform of EURIBOR was completed and as a result it can continue to be used as a reference rate.

●	The term loan with Standard Bank South Africa attracts interest at a rate of 2.05% plus 3-month Johannesburg Interbank Average Rate (“JIBAR”). To-date, no fixed date has been set for the cessation of JIBAR by South Africa Reserve Bank. There is uncertainty over the timing and the methods of transition for replacing the existing benchmark IBORs with alternative rates.

No financial instruments were entered into to mitigate the risk of interest rate movements.

Interest rate sensitivity

The following table illustrates the effects on Group’s earnings and equity, all other factors remaining constant. A factor of 1% has been applied to the interest rates:

Figures in Rand thousands

February 28, 2022
Effect on profit before tax (1% increase)	(893)
Effect on profit before tax (1% decrease)	893

February 28, 2021
Effect on profit before tax (1% increase)	(159)
Effect on profit before tax (1% decrease)	159

32. ANALYSIS OF ASSETS AND LIABILITIES BY FINANCIAL INSTRUMENT CLASSIFICATION

The following table shows the carrying amounts and classification of financial assets and financial liabilities. The carrying amounts approximate their fair values.

		As of February 28
Figures in Rand thousands	Notes	2022	2021

Financial assets (at amortized cost)
Loans to related party	12	19,400	19,400
Trade and other receivables (excludes prepayments and other taxes)	11	304,561	269,593
Cash and cash equivalents	13	731,748	104,937
Other financial asset		–	882,420
		1,055,709	1,276,350

Financial assets (at fair value)
Other financial assets	14	16,664	–

Financial liabilities (other financial liabilities)
Loans from related parties	12	2,134	891,977
Trade and other payables (excludes other taxes)	19	250,970	235,510
Term loans	16	89,350	15,930
Deferred revenue	18	326,404	246,765
Bank overdraft	13	13,722	28,839
		682,580	1,419,021

33. DIRECTORS AND KEY MANAGEMENT PERSONNEL EMOLUMENTS

Key management personnel compensation comprised the following:

	Year ended February 28/29
Figures in Rand thousands	2022	2021	2020

Short-term employee benefits	13,109	27,775	24,364
Post-employment benefits	276	590	623
	13,385	28,365	24,987

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to directors and key management personnel.

34. BASIC AND DILUTED EARNINGS PER SHARE INFORMATION

34.1 Basic and diluted earnings per share

The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.

	Year ended February 28/29
Figures in Rand	2022	2021	2020

Basic earnings
Profit attributable to ordinary shareholder of Karooooo (ZAR ’000)	449,953	318,183	289,882

Weighted average number of ordinary shares issued	29,528,020	20,332,894	20,332,894

Basic and diluted earnings per share (ZAR)	15.24	15.65	14.26

34.2 Diluted earnings per share

There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share.

35. FUNDING FACILITIES

Cartrack Proprietary Limited (“CTSA”) has entered into funding agreements with The Standard Bank South Africa Limited (“SBSA”) and Mercantile Bank, a division of Capitec Bank Limited (“Mercantile”) as follows: The SBSA facility comprises a ZAR 925 million revolving credit funding facility (the “Loan”), of which ZAR 75.0 million is committed and ZAR 850 million is uncommitted. The final repayment date of the Loan is three years from the commencement date. Interest is levied at a rate of 3 months JIBAR plus margin. A guarantee has been provided by Cartrack and Cartrack Manufacturing Proprietary Limited (“CTM”). Security has been provided by Cartrack, CTSA and CTM in the form of a pledge and cession of certain rights in favor of the lender, including shares held in South African entities, all claims, bank accounts, cash and cash equivalent investments, intellectual property, insurance policies and insurance proceeds. At February 28, 2022, ZAR 20 million (2021: Nil) was utilized.

The Mercantile facility comprises an unsecured short-term overdraft facility of ZAR 75.0 million at the bank’s prime lending rate of 7% per annum. No security is provided on this facility. At February 28, 2022, ZAR 13.7 million (2021: ZAR 28.8 million) was utilized.

36. COMMITMENTS

Other than the lease commitments disclosed in Note 17, the Group has commitments for capital expenditure of ZAR 13.8 million as at February 28, 2022, relating to the redevelopment of its head office suite for South Africa. The total estimated redevelopment cost is ZAR 236.9 million.

37. COVID-19

With many countries easing its community and border measures as a significant step to return to normalcy, the Covid-19 pandemic is transitioning to endemic.

The Group continues to actively monitor and minimize any ongoing and potential impacts relating to the business and will take further action as necessary in response to the situation.

38. SUBSEQUENT EVENTS

On April 27, 2022, the Board of Directors declared an interim dividend of 60 U.S. cents per ordinary shares which shall be payable entirely out of the Karooooo Ltd.’s retained earnings.