Form 20-F
period 2023-02-28
Karooooo Ltd.
filed 2023-06-13
CIK 1828102

As filed with the Securities and Exchange Commission on June 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_________

Commission file number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

1 Harbourfront Avenue

Keppel Bay Tower #14-07

Singapore 098632

(Address of principal executive office)

Hoe Shin Goy

Group Chief Financial Officer

17 Kallang Junction #06-05/06

Singapore 339274

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

30,951,106 shares of Common Stock as of February 28, 2023

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

As at February 28, 2021, Karooooo was a privately owned company fully owned by Isaias (Zak) Jose Calisto (founder and CEO of Karooooo) and Cartrack Holdings Proprietary Limited, previously known as Cartrack Holdings Limited (“CTK”) listed as a public company on the Johannesburg Stock Exchange (JSE). Karooooo was a non-operating entity, with its only asset being its ownership of 203,328,943 ordinary shares, or 68.1%, of CTK’s 298,766,000 ordinary shares in issue.

Karooooo listed on the Nasdaq on April 1, 2021 in connection with its initial public offering (“IPO”) in the United States. Following the IPO, Karooooo had 21,540,394 shares in issue of which 20,332,894 were founder held shares. By April 21, 2021 Karooooo had bought out all of the minority shareholders of CTK pursuant to a scheme of arrangement in South Africa and had delisted CTK from the JSE. Karooooo concluded an inward secondary listing on the JSE on this date (April 21, 2021) and issued a further 9,410,712 shares to eligible CTK shareholders who elected to reinvest the proceeds of the sale of their CTK shares pursuant to the scheme in shares of Karooooo, representing 99% of all minority CTK shareholders bought out by Karooooo.

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

All references in this annual report to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America, all references to “R”, “rand” and “ZAR” refer to the currency of South Africa and all references to “S$” or “Singapore dollar” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this annual report are in rand. Our fiscal year ends on February 28 or February 29 of each year. References in this annual report to a fiscal year or a financial year, such as “fiscal year 2023,” relate to our fiscal year ended on February 28 or February 29, as applicable, of that calendar year.

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

Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include, but are not limited to, the risks described under “Risk Factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our ability to acquire new subscribers and retain existing subscribers;

●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, geopolitical tensions involving China, and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, upon our and our customers’ and partners’ respective businesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors”.

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

A summary of the risk factors is followed by a detailed description of each risk factor.

RISK FACTOR SUMMARY

Risks Relating to Our Business and Operations

●	We may not be able to add new customers and retain existing customers, which could have a material adverse effect on our ability to grow our business and increase revenue.

●	We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.

●	The effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, geopolitical tensions involving China, and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, could have a material adverse effect on our business, financial condition and results of operations.

●	Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.

●	Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

●	The market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

●	An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our SaaS platform, which could have a material adverse effect on our revenue.

●	Our dependence on various lead generation programs could adversely affect our operating results if we need to pay more for such programs or we are unable to attract new customers at the same rate.

●	If we are unable to successfully convert customer sales leads into customers on a cost-effective basis, our revenue and results of operations would be adversely affected.

Risks Relating to Our Reliance on Third Parties

●	The conduct of security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.

●	We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply of components could impair our production capacity and affect hardware manufacturing output adversely affecting distribution.

Risks Relating to Our Growth Strategy

●	We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

●	We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

●	Investments into our SaaS platform and technology infrastructure may not yield the desired results.

●	If we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

●	Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity

●	Evolving regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

●	Any significant disruption in service on our SaaS platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

●	Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.

Risks Related to Legal Proceedings

●	We may incur material losses and costs as a result of lawsuits or claims that may be brought against us which are related to product liability, warranty, product recalls, client service interruptions or other matters, and any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

Risks Relating to Our Operations in South Africa and Other Emerging Markets

●	We conduct a material amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

Risks Relating to Investments in Singapore Companies

●	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Risks Relating to Our Ordinary Shares

●	Our stock price may fluctuate and you could lose all or a significant part of your investment.

●	As a foreign private issuer and “controlled company” within the meaning of the Nasdaq rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

●	If we fail, for any reason, to effectively or efficiently maintain proper internal control procedures for compliance with Section 404 of the Sarbanes Oxley Act of 2002 (“SOX”), or Section 404, such failure could materially and adversely affect our business, results of operations and financial condition.

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

Part of our growth strategy is to retain customers and drive margin expansion by providing enhanced and additional software solutions to our existing customers while keeping our costs low. Our ability to provide an advanced software platform to existing customers in a cost-effective manner will depend in significant part on our ability to anticipate industry evolution, practices and standards and to continue to enhance our platform and existing software solutions, such as integration with fuel cards, GPS navigation devices, as well as various third-party software and products manufactured by original equipment manufacturers, or OEMs, or partnership with vehicle insurance providers, or to introduce or acquire new software features on a timely basis to keep pace with technological developments both within our industry and in related industries, including integration with developing technologies and platforms such as artificial intelligence (“AI”), machine learning and big data analytics. However, we may prove unsuccessful either in developing new software features or in expanding the third-party software and products with which our SaaS platform integrates, and such third-party software and products may become incompatible or replace our solutions, and such efforts may not be cost-effective - See “Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.” In addition, the success of any enhancement or new feature depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or feature. Any new software applications or features we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, better anticipates the innovation and integration opportunities in related industries or implements them in a more cost-effective manner, those competitors may be able to provide more effective or less expensive solutions than ours, which may also negatively affect our ability to retain our existing customers and drive margin expansion.

The effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, geopolitical tensions involving China, and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, could have a material adverse effect on our business, financial condition and results of operations.

Our growth strategy involves the further expansion of our operations and customer base internationally. Any extended period of global and economic disruption resulting from a pandemic, the ongoing Russia-Ukraine conflict, other geopolitical tension and macroeconomic events such as financial institution failures, create increased uncertainty and strain on the global economy and could have a material adverse effect on our business, financial condition and results of operations.

The ongoing conflict between Russia and Ukraine may adversely impact the economies of neighboring countries, such as Poland, in which we have a presence. Any increase in tensions between China and Taiwan, or other countries, including threats of military actions or escalation of military activities, could adversely affect our supply chain partners’ operations in these areas – See “ We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply of components could impair our production capacity and affect hardware manufacturing output adversely affecting distribution.”

The evolving energy crisis in Europe, exacerbated by the ongoing Russia-Ukraine conflict, could continue to significantly disrupt supply chains and cause uncertainty in the global economy, which could negatively impact our business prospects. Similarly, in South Africa, protracted electricity rationing and planned blackouts, due to the government owned power utility’s inability to meet electricity demand, have had, and could continue to have an adverse effect on our business, financial condition and results of operations.

We are subject to fluctuations in foreign exchange rates between the South African rand, our reporting currency, and currencies of other countries where we market our solutions or source our raw components, for example the Euro, Mozambican metical, the Singapore dollar and Polish zloty. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in South African rand, and in the reported value of our assets, liabilities and cash flows – See “Risks Relating to Our Operations in South Africa and Other Emerging Markets”

The impact of these risks may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Similarly, the ongoing Russia-Ukraine conflict, other geopolitical tension and macroeconomic events such as financial institution failures cause increased uncertainty and strain on the global economy. Such events and circumstances are subject to fluctuations and may exacerbate other risks described in this “Risk Factors” section or otherwise directly or indirectly impact our business in unpredictable ways.

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

For example, due to historic levels of relative under-investment in infrastructure, in particular, electricity, the South African government owned power utility, Eskom, has continued electricity rationing and planned blackouts due to its inability to meet electricity demand. Although we have made contingent arrangements for use of generators at our various locations, the lack of a constant, reliable supply of electricity could have a material adverse effect on our business, financial condition and results of operations.

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

The automotive industry is also increasingly focused on the development of AD and ADAS technologies, including the utilization of artificial intelligence, with the goal of developing and introducing a commercially viable, fully automated driving experience. There has also been an increase in consumer preferences for mobility on demand (“MoD”) services, such as car and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita and sales of new vehicles. A reduction in the number of vehicles per capita and sales of new vehicles could reduce our addressable market for solutions.

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

We are subject to the risk of defaults by our customers and business partners.

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

In addition, recent bank failures in the United States and Europe have caused uncertainty across the global banking sector and financial markets. If other banks and financial institutions wind down and liquidate, enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our customers and business partners may face difficulties accessing cash, cash equivalents or financing, which would lead to an increase in default rates and could have an adverse effect on our business, results of operations and financial condition.

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

Since March 01, 2018, less than 0.05% of SVR operations conducted on our behalf have resulted in injury or death, as a result of weapons discharge, with such operations resulting in one fatality and three other injuries since then up until February 28, 2023. While in each of these incidents local law enforcement authorities determined that the security personnel engaged in the action acted lawfully and in compliance with our policies and procedures, there can be no assurance that a later determination will not find fault on the part of such security personnel.

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

Our operations in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, which are conducted by independent businesses that are licensees pursuant to franchise agreements with us, comprised 0.1% of our revenue in the year ended February 28, 2023 and 0.1% of our revenue in the year ended February 28, 2022. Our licensees generate revenue in the form of hardware and subscription revenue billed to customers. Accordingly, our financial results depend in part upon the operational and financial success of our licensees. We may have to terminate licensees due to various reasons, including non-payment. Additionally, if licensees fail to renew their license agreements, or if we decide to restructure license agreements in order to induce licensees to renew these agreements, then our revenues may decrease, and profitability from new licensees may be lower than in the past due to reduced royalties and other incentives we may need to provide.

We rely in part on our licensees and the manner in which they operate their locations to develop and promote our business in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe. In March 2023, for strategic reasons, we acquired 76% of Cartrack Swaziland (Proprietary) Limited (Eswatini), from its existing licensees. Although we have developed criteria to evaluate and screen prospective licensees, we cannot be certain that our licensees will have the business acumen or financial resources necessary to operate successful businesses in their franchise areas and local laws may limit our ability to terminate or modify these franchise agreements. Moreover, despite our training, support and monitoring, licensees may not successfully operate in a manner consistent with our standards and requirements or may not hire and train qualified personnel. The failure of our licensees to operate their franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective licensees and could materially adversely affect our business, financial condition or results of operations.

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

We have in the past experienced and may in the future experience component shortages, and the predictability of the availability of these components may be limited. For example, we utilize semiconductor chips in certain of the hardware products that we manufacture. Over the last several fiscal years, there has been an ongoing global silicon component shortage, which has resulted in increases in the cost of devices and components and delays in shipments of goods across many industries, including components used in our IoT devices.

Increases in the cost of devices or components, or freight to transport those items, could negatively impact our ability to fulfill engineering design changes or customer demand, each of which could adversely impact our results of operations.

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

These suppliers or vendors could fail to provide equipment or service on a timely basis, or fail to meet our performance expectations, for a number of reasons, including, for example, disruption to the global supply chain as a result of geopolitical factors, effects of a pandemic, natural disasters or the potential impacts of global climate change.

Although we have extended our supply orders in terms of lead times and have made pre-emptive purchases to build out our inventory, we cannot guarantee that we will have sufficient inventory for our needs. Any interruption or delay in the supply of any of these devices or components, or the inability to obtain these devices or components from alternate sources at acceptable prices and within a reasonable amount of time, could harm our ability to onboard new customers.

Risks Relating to Our Growth Strategy

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased the number of our full-time employees from 3,508 at February 28, 2022 to 4,039 at February 28, 2023. Our subscription revenue increased from ZAR 2,568.2 million for the year ended February 28, 2022 to ZAR 3,010.1 million for the year ended February 28, 2023 and our total subscribers increased from 1,525,972 at February 28, 2022 to 1,717,077 at February 28, 2023. Our growth has placed, and may continue to place, a significant pressure on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations. Our global organization and workforce require substantial management effort to maintain. We will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

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

In Singapore, the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) applies to each of our South African subsidiaries. We have updated and will continue to evaluate our group data protection and security policies, charters, and procedures to assist in maintaining data privacy and data security in line with international practices. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities.

Moreover, if future laws and regulations limit our customers’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our results of operations and financial condition could be harmed. For example, we will have to consider the potential implications of the new privacy law in California, the California Consumer Privacy Act (“CCPA”), which creates new rights for consumers and will be widely applicable to businesses (regardless of location) that collect personal information about California residents. The potential effects of this legislation are far reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase the volume of and costs associated data breach litigation. The California Attorney General may also bring enforcement actions under the CCPA resulting in financial penalties for violations.

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

We host our solutions and serve all of our customers from our network servers, which are principally located at third-party data center facilities in South Africa, Singapore, the Netherlands, United Arab Emirates and France. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Problems faced by our third-party data centers, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Our disaster recovery systems are located at our third-party hosting facilities. While we are increasing redundancy, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we would experience interruptions in access to our solutions. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services might reduce our revenue, cause us to issue credits or refunds to customers, subject us to potential liability, or harm our customer retention rate. Compliance with the various data protection laws across nations is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data.

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

Furthermore, we have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients or vendors in connection with commercial disputes or employment claims made by our current or former employees. Internal fraud, which may include the stealing and dissemination of client personally identifiable information, may also create significant client distrust and result in litigation against us. Actions taken by security officers involved in SVR operations as part of our services may also result in legal proceedings and claims which could then result in reputational harm to us or criminal and/or civil liability, including monetary damages or other penalties. See “Risk Factors— Risks Relating to Our Reliance on Third Parties—The conduct of security officers engaged in SVR operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.”

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

Risks Relating to Our Operations in South Africa and Other Emerging Markets

We conduct a material amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

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

The economies of countries in which we operate, including South Africa, Mozambique, Tanzania, Kenya and Nigeria in the past have been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our costs in such regions and decrease our operating margins. In particular, the inflation rate in South Africa, where we have significant operations, is relatively high compared to developed, industrialized countries. As of February 2023, the annual CPI stood at 7% compared to 5.7% in February 2022. Inflation in South Africa generally results in an increase in our operational costs in rand. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could have a material adverse effect on our business, financial condition and results of operations.

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

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act (the “Bribery Act”) extends beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non- exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption.

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

For the year ended February 28, 2023, 78% of our revenue was derived from South Africa. Emerging markets, including South Africa, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

●	the strength of emerging market economies;

●	fluctuations in interest rates;

●	political and economic instability, including higher rates of inflation and currency fluctuations;

●	high levels of crime and unemployment;

●	inconsistent supply or failure of infrastructure;

●	higher levels of corruption, including bribery of public officials;

●	loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;

●	a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;

●	potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, taxation and other laws or policies affecting foreign trade or investment;

●	restrictions on the right to convert or repatriate currency or export assets;

●	introduction or changes to indigenization and empowerment programs;

●	logistical and communications challenges;

●	difficulties in staffing and managing operations and ensuring the safety of our employees;

●	greater risk of uncollectible accounts and longer collection cycles; and

●	future downgrades of the debt ratings of the countries in which we operate, particularly in South Africa, where the three major rating agencies have all downgraded South Africa’s sovereign debt credit rating below investment-grade status;

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

The South African government, through the Broad-Based Black Economic Empowerment Act No, 53 of 2003 (as amended), and the codes of good practice and industry charters published pursuant thereto, has established a legislative framework for the promotion of broad-based black economic empowerment, or “B-BBEE”. Achievement of specified B-BBEE objectives is measured by a scorecard which establishes a weighting for the various objectives of B-BBEE, which include procuring goods and services from black-owned businesses (or from businesses that have earned good B-BBEE scores) and achieving certain levels of black South African employment and management participation, which is then translated to an entity’s “contributor level”. Compliance may affect the ability of a company to secure contracts in the public and private sectors in South Africa. We have four customers which require us to maintain specific/specified B-BBEE contributor levels as measured under the Amended Broad-Based Black Economic Empowerment Information and Communication Technology Sector Code. We currently maintain a level 8 B-BBEE contributor level. Customers with such requirements collectively represented 0.4% of our total revenue for the year ended February 28, 2023.

Recent amendments to the law, expected to be implemented in the latter part of 2023, now empower the government to set specific equity targets by sector and region, where transformation initiatives have lagged.

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

Our obligations under our credit facility agreement with Standard Bank are secured by one of our significant subsidiaries and are secured by a lien on bank accounts, cash and cash equivalent investments, intellectual property, insurance policies, insurance proceeds and a pledge of the shares of certain of our subsidiaries incorporated in South Africa. A breach of any of these covenants or other provisions of our credit facilities could result in an event of default, which if not cured or waived, could result in amounts outstanding under our credit facilities becoming immediately due and payable. In the event that some or all of the amounts outstanding under our credit facilities are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts under our credit facilities, or our lenders could foreclose upon critical assets, which could have a material adverse effect on our business, results of operations and financial condition.(Refer to disclosure of Revolving Credit Facility with Standard Bank on page 72)

Changes in practices of insurance companies in the markets in which we provide our solutions could have an adverse effect on demand for products and services.

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

Our stock price may fluctuate and you could lose all or a significant part of your investment.

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

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This type of litigation, if instituted against us, could have a material adverse effect on our business, financial condition and results of operations.

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

The payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the board may deem relevant. We aim to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy. The board may, by ordinary resolution, declare dividends at a general meeting of its shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by the board of directors. Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the board of directors may, without the approval of shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of shareholders.

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

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX. We could be an emerging growth company for up to five years from our IPO. See “Summary—Implications of Being an Emerging Growth Company,” below.

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

Based on our Section 404(a) assessment, our management concluded that, as of February 28, 2023, our internal control over financial reporting was effective. If it is determined that we are not in compliance with Section 404 in the future, we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We may need to hire additional qualified personnel in order for us to maintain compliance with Section 404. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective.

Insiders have substantial control over us and may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, our Chief Executive Officer and certain of his affiliates, may be deemed to beneficially own approximately 74.85% of our issued and outstanding shares. For so long as such shareholders continue to own a significant percentage of our ordinary shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Additionally, as a consequence of our “staggered” board of directors, as further described in Item 6.C. “Board Practices—Board Composition,” only a minority of the board of directors will be considered for election at any annual meeting and such shareholders, because of their ownership position, will have considerable influence regarding the outcome of the election. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined based on the average of the quarterly values of its gross assets) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain rents and royalties and gains from the sale or exchange of investment property. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including the value of our goodwill, we believe that we were not a PFIC for our taxable year ended February 28, 2023. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

As part of a limited strategy to distribute our SaaS platform through independent business owners, our solutions are sold through independent licensees in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, who enter into franchise agreements and have exclusive geographic licenses to market and sell our solutions in exchange for royalty payments. Revenue generated by licensees was 0.1% of our total revenue for the year ended February 28, 2023, 0.1% of our total revenue for the year ended February 28, 2022 and 0.2% of our total revenue for the year ended February 28, 2021.

B.	BUSINESS OVERVIEW

Overview

Cartrack is a global provider of leading real-time mobility data analytics solutions for smart transportation.

In our view, all vehicles will be connected, and data will drive all aspects of mobility in the future and our mission is to build the leading mobility SaaS platform that maximizes the value of data.

We offer a full-stack smart mobility SaaS platform for connected vehicles and other assets and provide customers with differentiated insights and analytics to optimize their business operations and workforce, increase efficiency and decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

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

We serve customers in 25 countries across five continents, supporting more than 1.7 million subscribers as of February 28, 2023 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. We collect an average of over 125 billion data points per month and have maintained a consistent platform uptime of 99.9%.

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

Our principal expenditure includes costs related to Sales and Marketing, General and Administration and Research and Development, as more fully described further on in this Annual Report. Capital expenditure, including commitments, are also described further below.

Our Platform and its Key Strengths

We have built one platform with vertically integrated operations and we offer a:-

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

Large and growing global infrastructure. Our business is fully vertically integrated in the design, development, production, and deployment of its hardware and software offerings. Unlike many of our competitors, almost all of our systems and products that we use are proprietary. Our vertically-integrated model allows us to provide our customers with the benefits of lower costs and greater flexibility without third-party vendor lock-in. Our R&D center in Singapore is staffed exclusively by our employees and is positioned to ensure our continued access to world-class talent in Southeast Asia. To provide leading service in installations, customer support, and vehicle recovery, we have established a comprehensive branch network of automotive technicians with rapid-response capabilities in each of the 25 countries in which we or our licensees operate. Our more than 1000 mobile workshops serve customers globally around-the-clock. Our customer focused approach to service is key to our leadership position in the industry.

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

Stability and reliability. Cartrack utilizes the GSM/LTE network, to facilitate reliable communication between our platform and telematics devices. This technology enables recovery teams to accurately locate stolen vehicles and allows customers to track the movement of their vehicles via the web or mobile applications. GPS satellite technology provides users with accurate positioning and monitoring of the vehicle fleet. Secondary radio homing beacons enable air and ground response teams to locate vehicles in areas where coverage may be sparse. Customers also further benefit from our consistent 99.9% system uptime for the year ended February 28, 2023.

Road safety and accident management. The World Bank Group estimates that, on average, a 25% reduction in road traffic deaths raises per capita real GDP by several percentage points in the growth markets we target, illustrating the importance of improving driver habits and monitoring commercial vehicles. Powered by industry leading AI, we provide comprehensive driver behavior monitoring and measurement applications which are easily integrated into vehicles to extract and analyze significant amounts of data to improve driver behavior. In addition, deployment of in-vehicle telematics sensors to monitor activity on road and within a vehicle provides performance benefits and critical data in the event of a collision.

Our Opportunity

There is a significantly underpenetrated global opportunity in mobility data analytics for smart transportation. According to Allied Market Research, the market opportunity in automotive telematics in commercial vehicles alone is expected to grow from $33.4 billion in 2018 to $219.1 billion in 2026, representing a CAGR of 28%. On-the-ground operations present an attractive opportunity and may account for more than 40% of global GDP, based on market research & analysis from multiple third-party sources including Berg Insight, Trailer and Cargo Container Tracking, 2020; IDC, Worldwide Video Surveillance Camera Forecast, 2021–2025, July 2021; IDC, Worldwide Global DataSphere IoT Device and Data Forecast, 2020–2024. We believe a large portion of spending in this space today is for outdated telematics offerings that do not provide the next-generation capabilities required by today’s customers across a broad range of transportation and mobility use cases. In 2020, Fitch Solutions estimated there will be more than 1.5 billion vehicles in the world, including more than 392 million commercial vehicles, increasing to 2 billion total vehicles by 2029, including more than 500 million commercial vehicles. McKinsey & Company found that around 15% of vehicles come with telematics installed as standard, suggesting under-penetration of a significant global opportunity. Additionally, we are identifying new avenues of growth from our data analysis and monetization. We have expanded our SaaS platform into insurance and the buying and selling of vehicles, and plan to continue to expand into tyres, batteries and the maintenance of vehicles We continue to serve consumers across South Africa and are well positioned to launch and scale similar offerings opportunistically in other geographies.

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

The principal components of our SaaS platform include the following:

Commercial Applications

●	Fleet Telematics The comprehensive Fleet Management SaaS Platform provides customers with real-time insight into their asset base through live tracking on a roadmap interface; using proprietary smart IoT devices that allow for powerful vehicle integration and the use of peripheral sensors all geared towards delivering:

●	Real-time, accurate GPS positioning enabling location management, fuel management and fraud detection, maintenance management, eco-driving, vehicle utilization, time and attendance, and cold chain management

●	Integration of real-time data into back-office systems

●	Detailed driver management with advanced scorecards to manage the risk and performance of drivers

●	Real-time alerts for maintenance and engine diagnostics

●	LiveVision enables comprehensive pro-active risk management and fleet visibility via an AI enabled two-camera video telematics system or a four-camera live streaming vehicle video system:

●	The AI enabled camera delivers live warnings to proactively mitigate the risk of driver fatigue, driver distraction and collisions and includes the monitoring of safe driving distances

●	Live on-board cameras enable video selection, replay, and analysis, enabling driver coaching and performance improvement

●	Increased driver visibility reduces extraneous driving costs, reduces driver liability, increases driver safety, and further empowers fleet control

●	MiFleet Advanced Fleet Administration and Business Intelligence (“BI”) provides cost management and administration capabilities:

●	Provides insight into all asset-related costs, such as purchasing, fuel, fines and insurance for each asset in a fleet

●	Provides actionable intelligence for driver optimization through powerful BI

●	Karooooo Logistics (formerly Picup) provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

●	Trace and locate drivers and mobile assets in real-time

●	Drive powerful and highly controlled workflows, for example, stock control, invoicing, electronic proof-of-delivery, and mobile workforce management

●	Up-to-date destinations and navigation integration, allowing drivers to spend more time focusing on job completion rather than finding a destination

●	Quick communication to drivers via synchronized task list and built-in messaging systems

●	Cartrack Field Service provides a software application enabling the management of field and or on site workers.

●	Trace and locate field workers and mobile assets in real-time

●	Manage workflows, for example, stock control, invoicing, electronic proof-of-job-completion

●	Up-to-date destinations and navigation integration, allowing workforce to spend more time focusing on job completion rather than finding a destination

●	Quick communication to field workers via synchronized task list and built-in messaging systems

●	Business Intelligence offers users a high-level view of fleet statistics, including analysis of key indicators and granular detail of asset-specific data.

●	Asset Tracking provides a way to track and trace moveable assets to reduce losses, automate inventory management, and improve workforce efficiency, equipment utilization, and regulatory compliance.

●	Asset Recovery. Our SVR and asset recovery services assist vehicle owners and insurance companies with the recovery of vehicles and other assets that have been, or have been alleged to have been, stolen. This service includes around-the-clock assistance with real-time tracking, dedicated technical teams, early warning alert systems, ground and air recovery teams dedicated exclusively to Cartrack operating under local law licenses, specialized technologies for both GSM and radio frequency and repatriation assistance across international borders. Our recovery success rate is considered by management to be achieved through the high reliability standards of our SaaS Platform, our smart in-vehicle devices, specialized installation techniques, miniaturization, and a dedicated team of rapid response recovery agents.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and resulting in lower premiums.

Consumer Applications

●	Protector is an all-encompassing safety package for all consumer vehicles. Following the installation of the Cartrack telematics device, consumers can access a diverse set of software features and benefits, including:

●	a mobile application for real time movement management and communication;

●	Asset Recovery;

●	Ambulance Assist (facilitating emergency medical outreach and response);

●	Crash Alert (as described below);

●	a Limited Asset Recovery Warranty pay out in the unlikely event of the vehicle not being recovered;

●	a power event notification provides alerts upon vehicle battery disconnect;

●	an ignition sensor remotely reads ignition status and detects improper use;

●	Crash Alert is a 24/7 monitoring system, which immediately triggers a dispatch for emergency services in response to a detected collision or accident.

●	Car Watch is a mobile application that lets users track and watch their vehicles from a distance. It includes alert notifications and the ability to sound an alarm remotely after unauthorized movements.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and drive behavioral change resulting in safer drivers, reduced risk and lower premiums.

Specialist Mobility Solutions

●	Bike Track offers a GPS-based solution providing a comprehensive set of fleet management software features for commercial motorbike fleets. It includes a unique power management system that ensures bike batteries will not have to be discharged.

●	Credit Management predicts payment cycles and facilitate active credit management for asset-based vehicle finance including accident reconstruction and driver behavior reporting for maintenance services and fraud detection. Real-time alarms and alerts are used to protect and secure assets.

●	Electronic Monitoring. In Singapore, we provide an end-to-end electronic monitoring services (“EMS”) application that allows law enforcement agencies to monitor persons of interest, such as offenders on extended supervision, parole, home detention, or community detention, including released prisoners in halfway care or who are in the process of being reintegrated into society.

Next-Generation Mobility Solutions

We are constantly innovating to offer a range of additional mobility and monitoring solutions in select markets:

●	Carzuka, our vehicle buying and selling marketplace is designed to allow clients to source, buy and sell vehicles efficiently and cost effectively with peace of mind. This marketplace includes vehicles sold by third parties as well as vehicles purchased and reconditioned by Cartrack.

●	The global addressable market for used cars is anticipated to grow from 115 million vehicles in 2019 to 275 million vehicles in 2030 with South Africa making up 1.2 million of the used car market in 2019 according to industry sources.

●	Significant revenue growth in the second half of this financial year is a welcome justification of our belief in the sustainability of Carzuka’s agile, data-enhanced and highly scalable business model. We continue to exercise caution and pragmatism as we invest to grow this business.

●	Cartrack Insurance Agency. Our insurtech multi-quote or aggregator platform offering customers the ability to obtain a fast online quote from a panel of independent insurers at competitive rates or if they choose, they can talk to a qualified consultant to advise on the appropriate insurance at the right price;

●	On-Demand Rideshare Taxi Application. We have developed a rideshare application that is currently deployed in the United Arab Emirates, and has been developed for localization in multiple geographies.

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

Our strategy for generating scale in a region is to initially build customer volume. We subsequently target larger business customers. Excellence in service to our customers is core to our values and culture. As of February 28, 2023 Karooooo had more than 105,000 commercial customers compared to more than 88,000 as of February 28, 2022 driven by new customer additions and maintaining our high customer retention rate. We believe that we have a satisfied customer base given our high customer retention rate. We maintain a strong focus on internally monitoring and continuously enhancing our customer satisfaction levels. We provide 24/7 customer support as part of our subscription and our internal teams are proactive in assisting customers over the phone. Additional assistance is also available via phone, chat or email.

Representative customers by geographical regions are listed below:

South Africa: Anglo American De Beers Group, MAN Automotive South Africa, King Price Insurance, Avis Car Rental, The Courier Guy, SA Taxi Finance, Bridge Taxi Finance, Spartan Truck Hire, MultiChoice, SuperSport, Toyota Motors (including Hino), Clicks, Dis-Chem Pharmacies, Pick n Pay.

Africa: CAT/MANTRAC, Moove, Gemfields Group, Ryce Leasing, NCBA Kenya, Toyota Motors (including Hino), Aids Healthcare Foundation, Rentworks, AMS.

Europe: Central Cervejas e Bebidas, La Farge, Telefurgo, SONAE, MC Green, Galaxy JMV, Jeronimo Martins, Biedronka.

Asia-Pacific, Middle East and USA: Grab Rentals, Singapore Prison Service, Asia Brewery Inc.,Ley Choon Group, Orix, Lim Siang Huat, GetGo, Huationg, Unilever, KFC, CAT/MANTRAC, Hertz, Five Star, Dizon Farms, Lumens, Goldbell, Singapore, Coca-Cola.

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

Our SaaS platform is deployed using a multi-tenanted architecture that scales rapidly to support additional new subscribers through the addition of incremental commodity processing and storage hardware. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance despite significant subscriber growth. Our existing architecture and infrastructure have been designed with sufficient capacity to meet our current and anticipated future needs.

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

Research and Development

The responsibilities of our research and development organization, which consists of 163 full-time employees, include platform management, platform development, quality assurance, and technology operations. Our investment in research and development is core to our business strategy and a key differentiator in the competitive landscape. All of our research and development activities are performed in-house. Our primary research and development organization is based in Singapore. We also have research and development operations in South Africa (where the first versions of our solutions were developed), and Portugal. Based on feedback from our customers and prospects, we work to expand our platform offerings while enhancing and maintaining our core solution technology to adapt to new regulatory compliance requirements, user demands, and emerging trends in the industry. We develop new functionality with a view to full platform deployment for use by all of our customers and avoid bespoke development.

Operations

We physically host our cloud-based SaaS platform for our customers principally in five secure third-party data centers located in South Africa, Singapore, the Netherlands, and the United Arab Emirates. These data centers provide us with both physical security, including around-the-clock security personnel, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. Our data centers maintained over 99.9% system uptime during the year ended February 28, 2023. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. We believe our agreements with these third-party data centers are generally consistent with competitive market terms and conditions.

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

Our Competition

The rapidly evolving market for our solutions is competitive and highly fragmented in certain of our regions, particularly by geography and customer segment. We compete with point-to-point solution providers as well as other companies with service offerings designed to address similar needs as our solutions that range from small, regional providers to midsized multinational providers to large global providers. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Verizon Connect, WebFleet by Bridgestone (formerly TomTom), Masternaut (a Michelin Group Company) and Fleet Complete for commercial fleet management in Europe; we compete with Tracker, Netstar, MiX Telematics, Geotab and CTrack for both consumers and commercial customers in South Africa; and we compete with a large and fragmented group of competitors in Asia and Africa. Many larger competitors have entered the market in recent years through acquisitions of competing solutions, such as telecommunications provider Verizon acquiring Fleetmatics, as well as tyre companies Bridgestone and Michelin acquiring TomTom and Masternaut, respectively. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources.

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

Human Capital

As at February 28, 2023, we had 4,039 full-time employees of which 2,816 are located in South Africa, 221 are located in Africa-Other, 288 are located in Europe, and 714 are located in Asia-Pacific, Middle East and USA.

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

C.	ORGANIZATIONAL STRUCTURE

The following table lists the entities which are controlled by the group.

		Country of	% holding	% holding
Company Name	Held by	incorporation	2023	2022
Cartrack Holdings Proprietary Limited[4]	Karooooo Ltd	South Africa	100.0	100.0
Carzuka.com Pte Ltd[1]	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Software Pte. Ltd.	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.0	100.0
Karooooo Cartrack Limited[10]	Karooooo Ltd	Uganda	100.0	-
Cartrack (Cambodia) Co. Ltd	Karooooo Management Company Pte Ltd	Cambodia	100.0	-
Carzuka Pte Ltd[1]	Carzuka.com Pte Ltd	Singapore	100.0	100.0
Karooooo Technologies Proprietary Limited[2]	Karooooo Proprietary Ltd	South Africa	100.0	100.0
Cartrack Management Services Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Insurance Agency Proprietary Limited[3]	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.0	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Purple rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Karooooo Logistics Pty Ltd (“Picup”)[8]	Cartrack Holdings Proprietary Limited	South Africa	70.1	70.1
Cartrack Telematics Proprietary Limited	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 1 (Pty) Ltd[1,6]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Ltd	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[1]	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 2 (Pty) Ltd[1,7]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	100.0
Karooooo Kenya Limited[5]	Cartrack Technologies Pte. Limited	Kenya	70.0	100.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0
Cartrack Investments UK Limited[1]	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0

		Country of	% holding	% holding
Company Name	Held by	incorporation	2023	2022
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC	Cartrack Technologies Pte. Limited	Philippines	100.0	100.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited[1]	Cartrack Technologies Pte. Limited	Zambia	100.0	100.0
Cartrack (Mauritius) Ltd[1]	Cartrack Technologies Pte. Limited	Mauritius	100.0	100.0
Cartrack Vietnam Limited Liability Company[1]	Cartrack Technologies Pte. Limited	Vietnam	100.0	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.SP.ZO.O	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack France SAS[9]	Cartrack Portugal S.A.	France	-	100.0
Cartrack Limitada	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	80.0	80.0
Cartrack for Information Technology Company	Cartrack Technologies LLC	Kingdom of Saudi Arabia	51.0	-

[1]	Dormant

[2]	Previously known as Cartrack Technologies Proprietary Limited

[3]	Previously known as Drive and Save Proprietary Limited

[4]	Previously known as Cartrack Holdings Limited

[5]	Previously known as Retriever Limited

[6]	Previously known as Veraspan Proprietary Limited

[7]	Previously known as Zonke Bonke Telecoms Proprietary Limited

[8]	Previously known as Picup Technologies Proprietary Limited
[9]	Liquidated on May 19, 2022

[10]	90% of the share capital of Karooooo Cartrack Limited is held by Karooooo Limited and the remainder 10% of the share capital is held by Karooooo Management Company Pte Limited, a wholly owned subsidiary of Karooooo Limited.

D.	PROPERTY, PLANT AND EQUIPMENT

Our principal executive office in Singapore consists of approximately 1,625 square meters of space under a lease that expired in April 2023. We entered into a lease agreement for premises at 17 Kallang Junction #06-05/06 Singapore 339274 upon the terms set out below. Construction of our South African central office in Johannesburg, South Africa is well underway. In the interim, we entered into lease agreements for office space at two locations as set out below.

Lessee	Lessor	Address	Term

Karooooo Management Company Pte Ltd	SB (17KJ) Investment Pte Ltd	17 Kallang Junction #06- 05/06 Singapore 339274	April 04, 2023 to October 03, 2028

Cartrack Manufacturing Proprietary Limited	Stand 222 Republic Road (Pty) Ltd	Cnr Cherry Drive & Republic Rd, Randburg, Johannesburg, Gauteng, S.A	January 01, 2022 to December 31, 2024

Cartrack Proprietary Limited	Growthpoint Properties Limited	Grosvenor Corner, 195 Jan Smuts Avenue, Rosebank, Johannesburg, Gauteng, S.A.	April 01, 2021 to November 30, 2024

We use these facilities for finance, legal, human resources, information technology, sales, marketing, manufacturing and other administrative functions.

We currently have six data center sites providing coverage and high-speed access to all customers. The locations of the data centers are in the Netherlands, United Arab Emirates (Dubai), Singapore, France and two in South Africa.

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

Karooooo Limited (“Karooooo”), owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics.

We serve customers in 25 countries across five continents, supporting more than 1.7 million subscribers as of February 28, 2023 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. As of February 28, 2023, we had more than 105,000 commercial customers (Fiscal 2022: 88,000+).

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

Our single user interface and fully integrated cloud-based SaaS platform runs on internally developed and cost-effective smart IoT devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discrete, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third party technology providers are established to create incremental value to customers in the markets we serve.

We believe that maintaining strong financial discipline and prudent investment of capital provides a strong foundation for growth. For the year ended February 28, 2023, we grew our subscribers to 1,717,077 (FY2022: 1,525,972) despite challenging macro-economic conditions. Our business has experienced scale, growth, strong profitability, cash generation and capital efficiency in recent years. For the year ended February 28, 2023, we generated subscription revenues of ZAR 3,010.1 million compared to subscription revenues of ZAR 2,568.2 million for the year ended February 28, 2022, reflecting year-over-year growth of 17%. Cartrack’s subscription revenue represented 98% of Cartrack’s total revenue.

Karooooo’s profit for the year was ZAR 608.8 million and ZAR 476.6 million, for the years ended February 28, 2023 and February 28, 2022, respectively, reflecting a year-over-year increase of 28%. This result includes Carzuka’s operating losses of ZAR 37.8 million in FY 2023 (FY 2022: ZAR13.3 million) due to our investment in infrastructure and brand building. We continue to exercise caution and pragmatism as we invest to grow Carzuka and Karooooo Logistics, supported by the group’s strong cash flow generative business model and the ability to leverage the untapped network effects of the Cartrack platform. The business models of Karooooo Logistics and Carzuka have delivered promising early results supporting scalability and good growth potential in the future.

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year was ZAR 1,426.8 million and ZAR 1,211.8 million for the years ended February 28, 2023 and February 28, 2022, respectively, reflecting year-over-year growth of 18%.

Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth, territorial expansion, Carzuka and Karooooo Logistics. For the years ended February 28, 2023 and February 28, 2022, respectively, Karooooo generated net cash from operating activities of ZAR 1,126.7 million and ZAR 931.7 million, reflecting a year-over-year increase of 21%. This result was achieved notwithstanding the group’s strategic investment in expansion, brand building and customer acquisition for long-term, sustainable growth.

The following table sets forth the segment revenue, operating profit, operating profit margin, adjusted EBITDA and adjusted EBITDA margin for the periods presented.

	Year Ended February 28
	Cartrack				Carzuka				Karooooo Logistics				Karooooo Consolidated
	2023	2023	2022 (2)	Y-o-Y %	2023	2023	2022	Y-o-Y %	2023	2023	2022	Y-o-Y %	2023	2023	2022	Y-o-Y %
	(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands(1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)
Subscription revenue	163,769	3,003,931	2,565,745	17%	-	-	-	-	335	6,141	2,420	154%	164,104	3,010,072	2,568,165	17%
Other revenue	3,964	72,709	71,055	2%	-	-	-	-	-	-	-	-	3,964	72,709	71,055	2%
Vehicle sales	-	-	-	-	13,676	250,845	67,310	273%	-	-	-	-	13,676	250,845	67,310	273%
Delivery service	-	-	-	-	-	-	-	-	9,456	173,441	39,621	338%	9,456	173,441	39,621	338%
Total revenue	167,733	3,076,640	2,636,800	17%	13,676	250,845	67,310	273%	9,791	179,582	42,041	327%	191,200	3,507,067	2,746,151	28%
Cost of Sales	(47,707)	(875,068)	(832,197)	5%	(12,359)	(226,697)	(59,213)	283%	(7,246)	(132,907)	(31,151)	327%	(67,312)	(1,234,672)	(922,561)	34%
Gross profit	120,026	2,201,572	1,804,603	22%	1,317	24,148	8,097	198%	2,545	46,675	10,890	329%	123,888	2,272,395	1,823,590	25%
Gross profit margin		72%	68%			10%	12%			26%	26%			65%	66%
Operating profit/(loss)	49,883	914,981	715,336	28%	(2,061)	(37,813)	(13,302)	184%	259	4,747	(2,909)	263%	48,081	881,915	699,125	26%
Operating profit/ (loss) margin		30%	27%			(15)%	(20)%			3%	(7)%			25%	25%
Adjusted EBITDA (a non-IFRS measure)(2)	79,390	1,456,217	1,227,798	19%	(1,945)	(35,680)	(13,205)	170%	344	6,307	(2,808)	325%	77,789	1,426,844	1,211,785	18%
Adjusted EBITDA margin (a non-IFRS measure)(2)		47%	47%			(14)%	(20)%			4%	(7)%			41%	44%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)

We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income plus finance costs, fair value changes to derivative assets, taxation, depreciation and amortization, plus once-off IPO costs in 2022 and 2021, plus a write-off of capitalized commission assets of ZAR 15.3 million through profit and loss in 2022. A reconciliation from segment operating profit to segment adjusted EBITDA is presented below.

(3)	If excluding the ZAR 15.3 million relating to the write-off of capitalized commission assets in the fourth quarter of fiscal 2022, Cartrack’s:

●	Operating expenses increased 20%

●	General and administration operating expenses increased 10% to ZAR 524.3 million, in line with management expectations

●	Operating profit increased 1% to ZAR 730.6 million

●	Operating profit margin is 28%

Reconciliation of segment operating profit to segment adjusted EBITDA (a non-IFRS measure)

	Year ended February 28, 2023
	Cartrack	Carzuka	Karooooo Logistics	Karooooo Consolidated
	(in R thousands)

Segment operating profit/(loss)	914,981	(37,813)	4,747	881,915
Depreciation and amortization	541,236	2,133	1,560	544,929
Adjusted EBITDA (a non-IFRS measure)	1,456,217	(35,680)	6,307	1,426,844

	Year ended February 28, 2022
	Cartrack	Carzuka	Karooooo Logistics	Karooooo Consolidated
	(in R thousands)

Segment operating profit/(loss)	715,336	(13,302)	(2,909)	699,125
Depreciation and amortization	497,161	97	101	497,359
Capitalized commission assets written-off	15,301	-	-	15,301
Adjusted EBITDA (a non-IFRS measure)	1,227,798	(13,205)	(2,808)	1,211,785

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

We seek to capitalize on the growth opportunities in our other regional markets, with subscribers currently located in 25 countries worldwide. In addition to driving subscription revenue growth, we believe that our presence across multiple geographic markets and our exposure to multiple industry sectors can mitigate the risk of changing economic conditions.

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

(Refer to the Risk Factors note on foreign currencies on page 23 and Note 31.2 (c) on Currency Risk on page F-52)

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

Number of Subscribers and Subscription Revenue

We have demonstrated a history of growing our subscriber base through growth in customers as a result of our proprietary platform with next-generation functionality and software features, sales-centric culture and competitive pricing. We believe that our ability to attract a range of diversified new customers and grow our subscriber base is key to building a sustainable business model.

We define our number of subscribers at the end of any particular period as the total number of connected vehicles and equipment using our platform at the end of such period. For the years ended February 28, 2023, and February 28, 2022, Cartrack had 1,717,077 and 1,525,972 subscribers, respectively, which represents net subscriber growth of 191,105 or a 13% increase from period to period as a result of gross subscriber additions of 449,291 and gross subscriber churn of 258,186.

As of February 28, 2022, and February 28, 2021, Karooooo had 1,525,972 and 1,306,000 subscribers, respectively, which represents net subscriber growth of 219,972 or a 17% increase from period to period as a result of gross subscriber sales of 448,160 and gross subscriber churn of 228,188.

	As of February 28			Y-o-Y %
	2023	2022	2021	2023	2022

Subscribers (as of end of period)	1,717,077	1,525,972	1,306,000	13%	17%

The number of subscribers on our platform directly drives our subscription revenue, which made up 86% of total group’s revenue for the fiscal year ended February 28, 2023.

Subscription revenue is a key metric we use to evaluate our business, since Karooooo derives substantially all of its revenue from the sale of subscriptions to its next-generation SaaS cloud platform.

For the years ended February 28, 2023, February 28, 2022 and February 28, 2021, Karooooo’s subscription revenue was ZAR 3,010.1 million, ZAR 2,568.2 million and ZAR 2,209.0 million, respectively, which represents a 17% and 16% increase respectively compared to the prior period, as a result of resilient subscriber growth.

	Year ended February 28				Y-o-Y %
	2023	2023	2022	2021	2023	2022
	(U.S.$ thousands (1))	(in R thousands)

Subscription Revenue	164,104	3,010,072	2,568,165	2,209,017	17%	16%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

Our calculation of SaaS ARR may differ from similarly titled metrics presented by other companies. The following table shows our SaaS ARR for each of the periods presented calculated using subscription revenue for the last month in each period:

	As of February 28				Y-o-Y %
	2023	2023	2022	2021	2023	2022
	(U.S.$ thousands (1))	(in R thousands)

SaaS Annualized Recurring Revenue (a non-IFRS measure)	176,377	3,235,202	2,727,588	2,377,108	19%	15%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

As at February 28, 2023 and February 28, 2022, SaaS ARR was ZAR 3,235.2 million and ZAR 2,727.6 million, respectively, which represents a 19% increase from period to period, as a result of strong subscriber growth and a 3% increase in ARPU due to adverse currency fluctuations. We believe that the SaaS ARR growth has been trending well as we aim to continue to grow our subscriber base and ARR.

As at February 28, 2022 and February 28, 2021, SaaS ARR was ZAR 2,727.6 million and ZAR 2,377.1 million, respectively, which represents a 15% increase from period to period, as a result of strong subscriber growth offset by a 2% decrease in ARPU due to adverse currency fluctuations.

Average Revenue Per Subscriber (“ARPU”)

ARPU measures the monetization of Karooooo’s platform and is an indicator of pricing efficiency, competitiveness and market positioning. On an annual basis, ARPU is calculated as the average of the four quarterly ARPUs in that year. Cartrack’s ARPU has been fairly consistent since inception more than 15 years ago. Management believes that ARPU of approximately ZAR 150 provides attractive margins and sustainable growth in most countries.

The following table shows our historical ARPU for each of the periods presented:

	As of February 28				Y-o-Y %
	2023	2023	2022	2021	2023	2022
	(U.S.$(1))	(in R’s)

Average Revenue Per Subscribers (a non-IFRS measure)	8	155	151	154	3%	(2)%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income plus finance costs, fair value changes to derivative assets, taxation, depreciation and amortization, plus once-off IPO costs in 2022 and 2021, plus a write-off of capitalized commission assets of ZAR 15.3 million through profit and loss in 2022.

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

	Year ended February 28				Y-o-Y %
	2023	2023	2022	2021	2023	2022
	(U.S.$ thousands(1))	(in R thousands)
Profit for the year	33,191	608,806	476,607	497,420	28%	(4)%
Less: Finance income	(1,268)	(23,255)	(6,083)	(4,358)	282%	40%
Add: Finance costs	550	10,095	12,331	9,302	(18)%	33%
Add: Fair value changes to derivate assets	53	971	506	-	92%	100%
Add: Taxation	15,554	285,298	205,476	198,628	39%	3%
Add: Depreciation of property, plant and equipment and amortization of intangible assets	29,709	544,929	497,359	398,792	10%	25%
Add: IPO costs	-	-	10,288	25,570	(100)%	(60)%
Add: Capitalized commission assets written-off (2)	-	-	15,301	-	(100)%	100%
Adjusted EBITDA (a non-IFRS measure)	77,789	1,426,844	1,211,785	1,125,354	18%	8%
Profit Margin	17%	17%	17%	22%
Adjusted EBITDA Margin (a non-IFRS measure)	41%	41%	44%	49%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	During the financial year ended February 28, 2022, the Group uncovered collusion between a few insurance brokers and certain staff members. This resulted in a write-off of capitalized commission assets, of ZAR 15.3 million through profit or loss. The write-off was recognized in general and administration operating expenses for the year ended February 28, 2022. The error was corrected prospectively as the impact to prior periods is not material.

For the years ended February 28, 2023 and February 28, 2022, Adjusted EBITDA was ZAR 1,426.8 million and ZAR 1,211.8 million, respectively, which represents an 18% increase period over period, primarily due to consistent profitability as a result of robust subscriber and subscription revenue growth offset by investment for growth. This result includes Carzuka’s losses of ZAR 43.8 million (FY 2022: ZAR 12.4 million loss) incurred in the period. Karooooo is investing for the future in building Carzuka and Karooooo Logistics for scale, supported by the group’s strong cash flow generative business model and the ability to leverage the untapped network effects of the Cartrack platform. The business models of Karooooo Logistics and Carzuka have delivered promising early results supporting scalability and good growth potential in the future.

For the years ended February 28, 2022 and February 28, 2021, Adjusted EBITDA was ZAR 1,211.8 million and ZAR 1,125.4 million, respectively, which represents an 8% increase period over period, primarily due to consistent profitability as a result of robust subscriber and subscription revenue growth offset by investment for growth. This result includes Carzuka’s and Karooooo Logistics’s losses incurred in the period (2021: Nil).

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

We believe that free cash flow and free cash flow margin are useful indicators of liquidity and the ability of the group to turn revenues into free cash flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position.

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

Management therefore takes such factors into account, in addition to free cash flow when determining the resources available for acquisitions and for distribution to shareholders. Investors are encouraged to review the related IFRS financial measure and the reconciliation of this non-IFRS financial measure to its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

	Year ended February 28				Y-o-Y %
	2023	2023	2022	2021	2023	2022
	(U.S.$ thousands (1))	(in R thousands)
Net cash generated from operating activities	61,424	1,126,663	931,706	937,851	21%	(1)%
Less: purchase of property, plant and equipment	(31,602)	(579,656)	(552,634)	(478,036)	5%	16%
Free cash flow (a non-IFRS measure)	29,822	547,007	379,072	459,815	44%	(18)%
Net cash generated from operating activities as a percentage of revenue	32%	32%	34%	41%
Less: purchase of property, plant and equipment as a percentage of revenue	(17)%	(17)%	(20)%	(21)%
Free cash flow margin (a non-IFRS measure)	16%	16%	14%	20%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

We calculate free cash flow as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue.

For the years ended February 28, 2023 and February 28, 2022, free cash flow was ZAR 547.0 million and ZAR 379.1 million, respectively, which represents a 44% increase period over period and an increase in net cash generated from operating activities at ZAR 1,126.7 million (2022: ZAR 931.7 million) This result was achieved notwithstanding the group’s strategic investment in expansion, brand building and customer acquisition for long-term, sustainable growth.

For the years ended February 28, 2022 and February 28, 2021, free cash flow was ZAR 379.1 million and ZAR 459.8 million, respectively, which represents a 18% decrease period over period primarily due to a 1% decrease in net cash generated from operating activities at ZAR 931.7 million (2021: ZAR 937.9 million) given Karooooo’s continued and strategic investment into customer acquisition and long-term growth and strategic decisions to increase its investment into property, plant and equipment and infrastructure (predominantly being telematics devices and components) with ZAR 552.6 million invested during 2022, 16% more than the ZAR 478.0 million invested in 2021.

Free cash flow margin was 16% and 14%, respectively, for the years ended February 28, 2023 and February 28, 2022 and was 14% and 20%, respectively, for the years ended February 28, 2022 and February 28, 2021.

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

Non-Controlling Interest

The non-controlling interest principally relates to a portion of Karooooo’s subsidiaries not owned by the parent, Karooooo. Subsequent to the acquisition of the remaining 31.9% stake in Cartrack Holdings Proprietary Limited on April 21, 2021, there is no material non-controlling interest as at February 28, 2023 and February 28, 2022.

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Year ended February 28				Y-o-Y %
	2023	2023	2022	2021 (3)	2023	2022
Consolidated Statement of Profit and Loss	(U.S.$ thousands(1))	(in R thousands)

Revenue	191,199	3,507,067	2,746,151	2,290,543	28%	20%
Cost of sales	(67,312)	(1,234,672)	(922,561)	(670,523)	34%	38%
Gross profit	123,887	2,272,395	1,823,590	1,620,020	25%	13%
Other income	536	9,828	1,841	2,166	434%	(15)%
Operating expenses	(76,343)	(1,400,308)	(1,126,306)	(895,624)	24%	26%
Sales and marketing(2)	(23,505)	(431,140)	(333,259)	(238,110)	29%	40%
General and administration	(38,414)	(704,603)	(555,327)	(476,534)	27%	17%
Research and development	(9,651)	(177,024)	(149,238)	(100,138)	19%	49%
Expected credit losses on financial assets	(4,773)	(87,541)	(88,482)	(80,842)	(1)%	9%
Operating profit	48,080	881,915	699,125	726,562	26%	(4)%
Initial public offering costs (“IPO”)	-	-	(10,288)	(25,570)	(100)%	(60)%
Finance income	1,268	23,255	6,083	4,358	282%	40%
Finance costs	(550)	(10,095)	(12,331)	(9,302)	(18)%	33%
Fair value changes to derivative assets	(53)	(971)	(506)	-	92%	100%
Profit before taxation	48,745	894,104	682,083	696,048	31%	(2)%
Taxation	(15,554)	(285,298)	(205,476)	(198,628)	39%	3%
Profit for the year	33,191	608,806	476,607	497,420	28%	(4)%

Profit attributable to:
Owners of the parent	32,556	597,153	449,953	318,183	33%	41%
Non-controlling interest	635	11,653	26,654	179,237	(56)%	(85)%
	33,191	608,806	476,607	497,420	28%	(4)%

Earnings per share
Basic and diluted earnings per share (US$’s & R’s)	1.05	19.29	15.24	15.65	27%	(3)%
Adjusted earnings per share (a non-IFRS measure)(2)
Adjusted basic and diluted earnings per share (a non-IFRS measure) (US$’s & R’s)	1.05	19.29	16.10	16.91	20%	(5)%

	Year ended February 28
	2023	2023	2022	2021 (3)
	(U.S.$
	thousands(1))	(in R thousands)

Reconciliation of basic and diluted earnings and adjusted earnings per share (a non-IFRS measure)

Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	32,556	597,153	449,953	318,183
Adjust for:
IPO costs	-	-	10,288	25,570
Capitalized commission assets written-off	-	-	15,301	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	32,556	597,153	475,542	343,753

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	29,528	20,333

Basic and diluted earnings per share	1.05	19.29	15.24	15.65
Adjusted basic and diluted earnings per share (a non-IFRS measure)	1.05	19.29	16.10	16.91

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Adjusted earnings per share, a non-IFRS measure, is defined as earnings per share in accordance with IFRS excluding the impact of non-recurring expenses relating to the IPO and a write-off of capitalized commission assets. For the year ended February 28, 2022, IPO costs of ZAR 10.3 million were expensed (2021: ZAR 25.6 million) and ZAR 15.3 million (2021: Nil) of capitalized commission assets were written off through profit and loss in 2022. A reconciliation from earnings per share to Adjusted earnings per share, a non-IFRS measure, is presented.
(3)

We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the fiscal year ended February 28, 2021 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2022, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Comparison of Results for the Year Ended February 28, 2023 and February 28, 2022

Revenue

Cartrack’s subscription revenue increased by ZAR 441.9 million, or 17%, to ZAR 3,010.1 million for the year ended February 28, 2023 from ZAR 2,568.2 million for the year ended February 28, 2022.

Net subscriber growth was impacted by challenging trading conditions in South Africa as consumers exercised increased caution amidst looming inflationary pressure causing the growth to slow down by 13% from 219,972 for the year ended February 28, 2022 to 191,105 for the year ended February 28, 2023.

Carzuka generated ZAR 250.8 million (2022: ZAR 67.3 million). This growth is welcome justification of our belief in the sustainability of its agile, data-enhanced and highly scalable business model. It is also a testament to Karooooo’s customer-centric innovation in solving unique mobility needs.

Karooooo Logistics delivered significant revenue growth to ZAR 179.6 million (2022: ZAR 42.0 million), up 327%. Karooooo Logistics focuses on delivery-as-a-service (“Daas”) through selected third-party sourced drivers and logistics companies, and charges per delivery. The business model has been highly scalable and is delivering solid growth.

Cost of Sales

Karooooo’s cost of sales increased ZAR 312.1 million, or 34%, for the year ended February 28, 2023 compared to the year ended February 28, 2022. This was primarily due to Cartrack’s cost of sales increasing by ZAR 42.9 million, or 5%. Increased cost of sales of ZAR 269.2 million relating to Carzuka and Karooooo Logistics for the year ended February 28, 2023 compared to ZAR 90.4 million for the year ended February 28, 2022. is in line with the increase in revenue.

Other Income

Other income increased ZAR 8.0 million, or 434%, for the year ended February 28, 2023 compared to the year ended February 28, 2022. This was due to a higher gain on disposal of property, plant and equipment and an increase in sundry income in the current year.

Operating Expenses

Operating expenses increased ZAR 274.0 million, or 24%, for the year ended February 28, 2023 compared to the year ended February 28, 2022, impacted by Karooooo Logistics and Carzuka operating expenses of ZAR 42.2 million and ZAR 62.0 million respectively incurred in the year ended February 28, 2023, compared to ZAR 13.8 million and ZAR 21.4 million respectively in the year ended February 28, 2022. Cartrack’s operating expenses increased ZAR 205.1 million, or 19%, for the year ended February 28, 2023 compared to the year ended February 28, 2022 were predominantly contributed by ZAR 12.4 million in foreign exchange losses as a result of volatile exchange rates and an increase of ZAR 89.5 million in salary expenses, given Cartrack’s continued preparation for future growth.

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

The increase in operating expenses is set forth in more detail below:

Sales and Marketing

	Year ended February 28
	2023	2023	2022	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

Sales and marketing	(23,505)	(431,140)	(333,259)	29%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s sales and marketing operating expenses increased by ZAR 97.9 million or 29% for the year ended February 28, 2023 compared to the year ended February 28, 2022, impacted by Karooooo Logistics and Carzuka, sales and marketing operating expenses of ZAR 0.7 million and ZAR 35.0 million, respectively, incurred in the year ended February 28, 2023, compared to ZAR 0.4 million and ZAR 11.1 million, respectively, in the year ended February 28, 2022.

Cartrack’s sales and marketing operating expenses increased ZAR 73.8 million, or 23%, for the year ended February 28, 2023 compared to the year ended February 28, 2022 with a significant recruitment drive focused mainly on sales and customer experience.

Sales and marketing basic salaries are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. This component increased ZAR 36.9 million, or 17%, for the year ended February 28, 2023.

Investment in sales and marketing expenditure which will generally take approximately 6 months to translate into customer acquisition. We believe that the continued and strategic investment in enhancing our vertically integrated sales and marketing capabilities to leverage our go-to-market strategy drives customer acquisition and places us well for long term growth and margin expansion.

General and Administration

	Year ended February 28
	2023	2023	2022	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

General and administration(2)	(38,414)	(704,603)	(555,327)	27%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Excluding the impact of the write-off of capitalized commission assets of ZAR 15.3 million incurred in the fourth quarter of the year ended February 28, 2022, Karooooo’s general and administration operating expenses as a percentage of subscription is 21%.

Karooooo’s general and administration operating expenses increased by 27% to ZAR 704.6 million for the year ended February 28, 2023 from ZAR 555.3 million for the year ended February 28, 2022. The increase of ZAR 149.3 million includes Karooooo Logistics’ and Carzuka’s general and administration operating expenses of ZAR 35.8 million and ZAR 22.5 million, respectively, incurred in the year ended February 28, 2023, compared to ZAR 10.4 million and ZAR 5.3 million, respectively, incurred in the year ended February 28, 2022.

Research and Development

	Year ended February 28
	2023	2023	2022	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

Research and Development	(9,651)	(177,024)	(149,238)	19%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s research and development operating expenses increased by ZAR 27.8 million or 19% for the year ended February 28, 2023 compared to the year ended February 28, 2022 primarily due to an increase in Cartrack’s research and development operating expenses by ZAR 25.7 million, or 18%, for the year ended February 28, 2023 compared to the year ended February 28, 2022 as the group continued its investment for improvement, enrichment and expansion of its connected cloud during the year ended February 28, 2023. Carzuka and Karooooo Logistics’s research and development operating expenses were ZAR 4.3 million and ZAR 5.7 million, respectively, incurred in the year ended February 28, 2023, compared to USD 4.9 million and ZAR 3.0 million, respectively, incurred in the year ended February 28, 2022.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets decreased ZAR 0.9 million, or 1%, for the year ended February 28, 2023 compared to the year ended February 28, 2022. The method in providing for expected credit losses is consistent with prior years.

Finance Income

Finance income increased ZAR 17.2 million, or 282%, for the year ended February 28, 2023 compared to the year ended February 28, 2022. This was primarily due to an increase in interest earned on positive bank balances during the course of the year.

Finance Costs

Finance costs decreased ZAR 2.2 million, or 18%, for the year ended February 28, 2023 compared to the year ended February 28, 2022. This was primarily due to marginally lower loan balances.

Taxation

Our total effective tax rate for the year ended February 28, 2023 was 31.9%, which increased from 30.1% for the year ended February 28, 2022. This was primarily due to more taxes incurred in the year ended February 28, 2023, partly attributable to some operating entities becoming profitable and as a result, taxable during the year.

There is no dividends tax in Singapore.

See Note 24 to the accompanying consolidated financial statements included elsewhere in this annual report for a detailed reconciliation of the tax expense.

Non-Controlling Interest

Profit attributable to non-controlling interest, relates to a portion of Karooooo’s subsidiaries not owned by the parent and decreased by ZAR 15.0 million, or 56%, for the year ended February 28, 2023 compared to the year ended February 28, 2022.

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

The segment information was provided to the CEO. See Note 4 to the accompanying consolidated financial statements included elsewhere in this annual report for Segment related information.

The following table sets forth the geographical region by subscriber numbers, subscription revenue and total revenue for the Cartrack business unit at the end of the periods presented.

	Cartrack
	Year ended February 28
	Subscriber			Subscription Revenue				Total Revenue
	2023	2022	Y-o-Y %	2023	2023	2022	Y-o-Y %	2023	2023	2022	Y-o-Y %
	(in Units)			(U.S.$ thousands(1))	(in R thousands)			(U.S.$ thousands(1))	(in R thousands)
South Africa	1,314,902	1,185,528	11%	123,029	2,256,649	1,965,631	15%	125,391	2,299,983	2,013,802	14%
Africa-Other	73,150	67,965	8%	6,414	117,645	89,052	32%	7,146	131,068	101,019	30%
Europe	143,878	127,336	13%	13,694	251,190	223,846	12%	14,015	257,078	229,671	12%
Asia-Pacific, Middle East & USA	185,147	145,143	28%	20,632	378,447	287,216	32%	21,181	388,511	292,308	33%
Total	1,717,077	1,525,972	13%	163,769	3,003,931	2,565,745	17%	167,733	3,076,640	2,636,800	17%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

South Africa

Karooooo was able to leverage its strong market position and well-established national distribution network to deliver strong subscriber growth in the year, contributing to Karooooo’s robust financial performance. Revenue for South Africa increased ZAR 286.2 million, or 14%, for the year ended February 28, 2023 driven by a 15% increase in subscription revenue of ZAR 291.0 million as a result of net subscriber growth of 129,374 subscribers.

Africa-Other

This region remains a positive cash generator and is strategic to Karooooo’s South Africa operations. The number of subscribers increased 8% to 73,150 for the year ended February 28, 2023 (2022: 67,965). This translates to growth in subscription revenue by ZAR 28.6 million or 32%. This year, we were able to recoup income from customers impacted by COVID-19 that were not billed for an extended period, which bolstered the revenue. Significant operational reorganization, which we began in the fourth quarter of the year ended February 28, 2022, gained traction during the year. This yielded encouraging customer additions.

Europe

Revenue for Europe increased ZAR 27.4 million, or 12%, for the year ended February 28, 2023 compared to the year ended February 28, 2022, primarily driven by subscriber growth of 13% to 143,878 subscribers across the region at February 28, 2023.

Asia-Pacific, Middle East and USA

Revenue for Asia-Pacific, Middle East and USA increased ZAR 96.2 million, or 33%, for the year ended February 28, 2023 compared to the year ended February 28, 2022. Subscription revenue growth was driven by the number of subscribers in this region increasing 28% to 185,147 commercial subscribers at February 28, 2023 (2022:145,143). Considering that Southeast Asia economies only began to open up toward the end of the first quarter of the fiscal year, we are pleased with the traction gained in this region. As the second largest contributor to the group, we view Southeast Asia as the group’s most compelling regional growth opportunity in the medium to long term.

Our investment in the United States is strategic in nature, as it continues to yield key insights that have positively contributed to the group.

We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the fiscal year ended February 28, 2021 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2022, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

Details of amendment	Annual periods beginning on/after
IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 8: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023

Initial Application of IFRS 17 and IFRS 9 – Comparative information (Amendments to IFRS 17)	January 1, 2023
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IFRS 1: Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 28 and IFRS 10: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.

We may take advantage of these provisions for up to five years from our IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon (A) the last day of the fiscal year in which we had more than US$1.07 billion in annual revenue, (B) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ordinary shares held by non-affiliates exceeds US$700.0 million as of the prior June 30th, or (C) the date on which we have issued more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. To the extent that we take advantage of these reduced reporting burdens, the information that we provide shareholders may be different than you might obtain from other public companies in which you hold equity interests.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are our cash generated from operations, cash and cash equivalents on hand and borrowings available under our revolving credit facility. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled ZAR 965.8 million as of February 28, 2023.

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

	Year ended February 28					Y-o-Y %
	2023	2023	2022	2021(3)		2023	2022
	(U.S.$ thousands (1))	(in R thousands)

Net cash generated from operating activities	61,424	1,126,663	931,706	937,851		21%	(1)%
Net cash utilized by investing activities	(33,922)	(622,210)	(658,217)	(517,691	)(2)	(5)%	27%
Net cash (utilized by) / generated from financing activities	(22,899)	(420,026)	334,972	(486,012)		(225)%	169%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Net cash utilized from investing for the year ended February 28, 2021 includes the reclassification of ZAR 220.9 million in inventory movement to the purchase of property, plant and equipment.
(3)

We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the fiscal year ended February 28, 2021 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2022, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Operating Activities

Strong net cash generated from operating activities is an important factor in supporting our robust business model, and is an indication of our ability to provide the capital necessary to invest in subscriber growth and territorial expansion.

Net cash generated from operating activities increased ZAR 195.0 million, or 21%, for the year ended February 28, 2023 compared to the year ended February 28, 2022, primarily due to an increase in cash generated from operations before working capital changes of ZAR 219.5 million and a net increase in working capital of ZAR 8.4 million due to an increase in trade receivables, increase in inventories, and a decrease in deferred revenue. The increase in cash inflows associated with the increase in net finance income received amounted to ZAR 21.1 million and an increase in taxation paid of ZAR 54.1 million.

Investing Activities

Net cash utilized by investing activities decreased ZAR 36.0 million, or 5%, for the year ended February 28, 2023 compared to the prior period, primarily due to the acquisition of subsidiaries in 2022 and offset by 5% increase, of ZAR 27.0 million, in the investment in property, plant and equipment compared to the prior period.

Financing Activities

Net cash generated from financing activities decreased ZAR 755.0 million for the year ended February 28, 2023 compared to the prior period as a dividend of ZAR 331.3 million was paid in the year ended February 28, 2023. Net cash generated from financing activities was also impacted by an increase in cash outflow of ZAR 9.4 million for the year ended February 28, 2023 relating to lease liabilities repayment.

Other Financial Assets

As at February 28, 2023, the group recognized a derivative – call option of ZAR 0.4 million (FY2022: ZAR 1.4 million) and nil (FY2022: ZAR 15.3 million) for a derivative – put option relating to its acquisition of Karooooo Logistics. The call option is an agreement with the non-controlling shareholders of Karooooo Logistics to acquire an additional 13% interest, is exercisable from September 1, 2024 and expires on February 29, 2028.

The put option is an agreement entered into with the ultimate controlling shareholders to grant the group the right to sell its interest in Karooooo Logistics. The put option expired on August 31, 2022.

(Refer to Note 14 to the Consolidated Annual Financial Statements, “Other financial asset” on Page F-37 and Note 28 on “Acquisition of subsidiary” on Page F-46)

On December 29, 2020, prior to Karooooo’s corporate action during the year ended February 28, 2022, the group received US$58.5 million (ZAR 882.4 million) from a related party (Orient Victoria Pte Ltd) for the sole purpose of facilitating the guarantee required for Karooooo to implement the corporate action in connection with its IPO in the United States. This amount has been classified as other financial assets and is excluded from cash and cash equivalents in the statement of cash flows. (Refer to Note 14 to the Consolidated Annual Financial Statements, “Other financial assets” on Page F-37). This loan and all interest due had been repaid in full, terminating this related party transaction.

Term Loan Facility

The Term Loan Facility with Rand Merchant Bank was terminated and all outstanding borrowings were repaid in full in February 2021.

Euro Denominated Loan

Our wholly owned subsidiary, Cartrack Portugal, S.A., has a €1.5 million loan from Caixa Geral de Depositos S.A. pursuant to the loan agreement dated December 14, 2018 by and between Cartrack Portugal S.A. and Caixa Geral de Depositos S.A. The loan bears interest at a rate of 3.00% plus 12-month Euribor and payment on the loan is due in equal monthly installments over a five-year period. As of February 28, 2023, ZAR 5.7 million remained outstanding under the loan.

Revolving Credit Facility

General

In February 2021, Cartrack Proprietary Limited entered into a revolving credit facility agreement (the “Revolving Credit Facility”) with The Standard Bank of South Africa Limited (“Standard Bank”). The Revolving Credit Facility consists of a ZAR 925.0 million revolving credit funding facility, which includes an uncommitted term facility of ZAR 850.0 million and a committed term facility of ZAR 75.0 million. Each facility matures in a period of three years from the utilization date. At February 28, 2023, nil (2022: ZAR 20.0 million) was utilized.

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

Security and Guarantees

Cartrack Proprietary Limited’s borrowings under the Revolving Credit Facility are guaranteed by Cartrack Holdings Proprietary Limited and Cartrack Manufacturing Proprietary Limited.

Security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender.

Overdraft Facility

In February 2021, Cartrack Proprietary Limited entered into an unsecured ZAR 75.0 million overdraft facility with Mercantile Bank, a division of Capitec Bank Limited (“Mercantile Bank”), pursuant to the Addendum to the Short-Term Facility Letter dated February 12, 2021 by and between Cartrack Proprietary Limited and Mercantile Bank (the “Overdraft Facility”). Amounts due under the Overdraft Facility bear interest at Mercantile Bank’s prime lending rate, which as of the date of this annual report was 11.75%, and the overdraft facility expires on June 30, 2023.

As of February 28, 2023, nil (2022: ZAR 13.7 million) of the facility had been utilized.

Mortgage bond

A mortgage bond of ZAR 54 million is registered in favor of First Rand Bank Limited over the Remaining extent of Erf 160, Rosebank and Portion 6 of Erf 161, Rosebank, registered in the name of Purple Rain Properties No 444 Proprietary Limited (“Purple Rain”). Cartrack Proprietary Limited has signed a limited suretyship of ZAR 60 million for the mortgage bond. Interest levied by First Rand Bank Limited is at a rate of prime less 1.15% and repayable in equal monthly installments over a period of 60 months. The final repayment date is December 2025. Covenants are reviewed annually unless loan instalments are not met timeously. The next review date is October 31, 2023. From the inception date to the date of this report, Purple Rain has not breached the LTV covenant of 77%. As the leases on the properties had been cancelled in preparation of the demolition and redevelopment of the properties, the DSC covenant will be assessed based on the financials of Cartrack Proprietary Limited as surety for the income stream in the absence of a lease.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Contractual Obligations

The following table summarizes our contractual obligations as of February 28, 2023.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include contractual interest payments.

	Less than
	1 year	2 years	3 years	4 years	>5 years	Total
	(in R thousands)
At February 28, 2023
Term loans	21,993	18,352	17,596	15,751	–	73,692
Lease obligations	56,511	37,454	15,084	11,180	10,271	130,500
Trade and other payables	329,481	–	–	–	–	329,481
Loans from related parties	607	–	–	–	–	607
Bank overdraft	40	–	–	–	–	40

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

For our disclosure in respect of research and development, technology and intellectual property please refer to Item 4.B. “Information on the Company— Business Overview”.

D.	TREND INFORMATION

See Item 4.B. “Information on the Company—Business Overview,” Item 5.A. “Operating and Financial Review and Prospectus—Operating Results” and Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” within this annual report.

Quarterly Financial Information and Other Information

The following table sets forth our unaudited quarterly operational and financial information for each of the nine most recent quarters for the period ended February 28, 2023.We have prepared the unaudited quarterly operational and financial information on a consistent basis with the consolidated financial statements included elsewhere in this annual report. In the opinion of management, the unaudited quarterly operational and financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
Quarterly Subscriber Data	February 28, 2021	May 31, 2021	August 31, 2021	November 30, 2021	February 28, 2022	May 31, 2022	August 31, 2022	November 30, 2022	February 28, 2023
	(subscribers and percentage growth)
Subscribers (as of end of period)	1,306,000	1,366,470	1,408,609	1,470,385	1,525,972	1,542,762	1,600,013	1,678,606	1,717,077
Net subscriber growth for the three months	59,911	60,470	42,139	61,776	55,587	16,790	57,251	78,593	38,471
Growth against comparative prior year quarter	59%	760%	1%	(13)%	(7)%	13%	14%	14%	13%

	Three Months Ended
Quarterly Financial Results Data	February 28, 2021	May 31, 2021	August 31, 2021	November 30, 2021	February 28, 2022(1)	May 31, 2022	August 31, 2022	November 30, 2022	February 28, 2023
	(in R thousands)

Revenue	615,741	626,193	658,768	719,541	741,649	801,437	859,282	929,993	916,355
Subscription revenue	573,976	605,866	627,637	663,947	670,715	708,903	734,216	772,483	794,470
Hardware and installation revenue	37,274	14,770	19,241	11,506	13,239	12,875	16,710	30,893	(1,515)
Other revenue	4,491	2,988	3,196	3,134	2,981	3,362	3,017	2,203	5,164
Carzuka	-	2,569	8,694	23,884	32,163	50,005	65,406	71,700	63,734
Karooooo Logistics	-	-	-	17,070	22,551	26,292	39,933	52,714	54,502
Cost of sales	(206,276)	(182,341)	(207,044)	(249,878)	(283,298)	(271,551)	(290,069)	(346,904)	(326,149)
Gross profit	409,465	443,852	451,724	469,663	458,351	529,886	569,213	583,089	590,206
Other income	810	785	500	532	24	737	3,420	3,852	1,819
Operating expenses	(249,668)	(276,513)	(274,534)	(265,485)	(309,774)	(313,133)	(354,505)	(377,810)	(354,860)
Sales and marketing	(73,979)	(88,693)	(84,710)	(79,888)	(79,968)	(95,959)	(107,514)	(118,514)	(109,153)
General and administration	(105,183)	(128,675)	(131,857)	(132,537)	(162,258)	(155,189)	(178,551)	(184,690)	(186,173)
Research and development	(45,933)	(32,741)	(36,308)	(37,277)	(42,912)	(41,541)	(43,612)	(46,577)	(45,294)
Expected credit losses on financial assets	(24,593)	(26,404)	(21,659)	(15,783)	(24,636)	(20,444)	(24,828)	(28,029)	(14,240)
Operating profit	160,587	168,124	177,690	204,710	148,601	217,490	218,128	209,131	237,165
IPO costs	(25,570)	(10,288)	-	-	-	-	-	-	-
Finance income	506	712	1,619	1,525	2,227	2,842	4,763	6,541	9,109
Finance costs	(4,469)	(1,891)	(3,019)	(3,756)	(3,665)	(3,619)	(3,193)	(488)	(2,795)
Fair value changes to derivative assets	-	-	-	-	(506)	-	-	-	(971)
Profit before taxation	131,054	156,657	176,290	202,479	146,657	216,713	219,698	215,184	242,508
Taxation	(28,498)	(48,742)	(53,128)	(54,165)	(49,441)	(60,374)	(64,221)	(68,096)	(92,607)
Profit for the year	102,556	107,915	123,162	148,314	97,216	156,339	155,477	147,088	149,901

Profit attributable to:
Owners of the parent	59,308	88,275	119,148	146,201	96,329	153,533	152,544	145,553	145,522
Non-controlling interest	43,248	19,640	4,014	2,113	887	2,806	2,933	1,535	4,379
	102,556	107,915	123,162	148,314	97,216	156,339	155,477	147,088	149,901

(1)	Included in the fourth quarter of the year ended February 28, 2022 is the write-off of capitalized commission assets, of ZAR 15.3 million through profit or loss. The write-off was recognized in general and administration operating expenses for the year ended February 28, 2022. The error was corrected prospectively as the impact to prior periods is not material.

E.	CRITICAL ACCOUNTING ESTIMATES

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

Useful Life of Capitalized Telematics Devices, Capitalized Commission Assets and Revenue Recognition from Deferred Revenue

We complete a detailed assessment annually on the expected life cycle of subscriber contracts across the group. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, there has been no change to the estimated average useful life of 60 months of a subscriber contract for the year ended February 28, 2023. Contracts which terminate prior to 60 months result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information regarding the current members of our board of directors.

Name	Age	Position
Isaias (Zak) Jose Calisto	56	Executive Officer and Executive Chairman
Hoe Shin Goy	43	Executive Officer
Siew Koon Lim	64	Lead Independent Director
Andrew Leong	48	Independent Director
Kim White	47	Independent Director

Board Diversity Matrix (as at February 28, 2023)

Country of Principal Executive Offices “Home Country”	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total number of Directors	5

				Did not
				disclose
Name	Female	Male	Non-Binary	gender
Part I: Gender Identity
Directors	3	2	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Executive Officers

The table below sets forth information regarding individuals who serve as executive officers.

Name	Age	Position
Isaias (Zak) Jose Calisto	56	Chief Executive Officer
Hoe Shin Goy	43	Chief Financial Officer
Juan Marais (1)	54	Chief Sales Officer

1.	Mr. Marais is included above as executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,140,000 shares through One Spire (Pty) Ltd., which corresponds to 10.14% of the issued and outstanding shares of the Company.

Senior Management

The following table sets forth information regarding members of our current senior management team.

Name	Age	Position
Richard Schubert	49	Chief Operating Officer
Carmen Calisto	26	Chief Strategy and Marketing Officer
Pedro Ventura	35	Chief Technology Officer

The following sets forth certain biographical information with respect to our directors, executive officers and senior management. Unless otherwise stated, the business address for our directors, executive officers and senior management is 17 Kallang Junction #06-05/06 Singapore 339274.

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

Hoe Shin Goy was appointed as Karooooo’s CFO on June 30, 2022. Hoe Shin is a registered Chartered Accountant based in Singapore. Hoe Shin joined Ernst & Young LLP in 2004 and was with the firm until 2009. She has extensive experience in audit, full spectrum finance and group financial reporting throughout the span of her career. Hoe Shin was the Director of Consolidation and Group Reporting for DFS Group, under the Selective Retailing Maison of LVMH.

Siew Koon Ong (Siew Koon Lim) was appointed to our board in July 2021 and is currently Karooooo’s Lead Independent Director and the Chair of the Audit and Risk Committee. Mrs. Lim holds a Bachelor of Accountancy degree from the National University of Singapore and is a Chartered Accountant and fellow member of the Institute of Singapore Chartered Accountants. Mrs. Lim has 38 years of experience in providing audit and business advisory services to local companies as well as major public listed companies in a wide range of industries, including banks. She has led initial public offerings of companies in the retail and lifestyle, manufacturing, construction and property development industries. Mrs. Lim joined Ernst & Young LLP (then known as Ernst & Whinney) in April 1982 and was a partner of the firm from July 1998 to June 2019, acting as Chief Financial Officer for a period of 3 years with the responsibility for the firm’s financial and management accounts. Mrs. Lim is also an independent director of Nanofilm Technologies International Limited, which is listed on the Mainboard of the SGX, serving as the Lead Independent Director and Chairperson of the Audit Committee and member of the Risk Committee and Nominating Committee. Mrs. Lim is also an independent director of Maribank (Singapore) Pte Ltd, one of the four digital banks in Singapore. At Maribank, she is the Lead Independent Director and Chairperson of the Audit Committee. She also sits on the Risk Committee and Remuneration and Nominating Committee at Maribank. In addition to Mrs. Lim’s global financial expertise and deep understanding of regulatory and technical compliance in a listed environment, we believe her extensive local knowledge and experience qualifies her to serve as a member of the Board.

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

Kim White was appointed to our board on June 25, 2021. Mrs. White served as a member of the board of directors of Cartrack Holdings Limited since 2014. Mrs White also served as Chairman of the Audit and Risk Committee and member of the Remuneration Committee for Cartrack Holdings Limited during this time. Mrs. White started her career at RSM South Africa and then founded KCE Consulting, an audit and advisory firm, in 2001. Mrs. White currently holds the position of managing director at this firm. Mrs White holds a Bachelor of accounting science degree, an Honours degree in Accounting Science, a post-graduate certificate in Advanced taxation, a post-graduate certificate in International taxation, a certified financial planner diploma and a MBA from Guglielmo Marconi University, Italy. Mrs. White is a registered Chartered Accountant (South Africa). We believe Mrs. White is well qualified to serve as a member of our board of directors given her extensive knowledge, leadership, and experience.

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

Directors and Executive Officer Compensation footnote

The following table provides information about the aggregate compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the years ended February 2023 and 2022 for services in all capacities:

	Year ended February 28
	2023	2023(2)	2022(2)
	(U.S.$
	thousands (1))	(in R thousands)
Short-term employee benefits	903	16,557	13,109
Post-employment benefits	21	378	276
	924	16,935	13,385

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)

Aggregate information disclosed includes directors and executive management given Karooooo’s IPO in the United States and the incorporation of an international headquarter in Singapore with a centralized management function. The Group CEO and CFO drive the Group’s strategy implementation, operation and direction with focus on sustainability and top and bottom-line growth. In 2022 Mr. Marais was included as executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,140,000 shares through One Spire (Pty) Ltd., which corresponds to 10.14% of the issued and outstanding shares of the Company.

C.	BOARD PRACTICES Board Composition

Board Composition

Our board of directors is composed of five members, of whom Siew Koon Lim, Andrew Leong and Kim White qualify as “independent” under Nasdaq listing rules. Our constitution provides that our board of directors initially be divided into three classes with staggered terms over a three-year period. Only Class I directors were subject to re-election at the first annual meeting of stockholders held after the Nasdaq listing, with the other classes continuing for the remainder of their respective terms. Our current directors are divided among the three classes as follows:

●	the Class I director that retired at the first annual meeting of stockholders held after the Nasdaq listing, Andrew Leong, was re-elected for a term of three years;

●	the Class II directors are Kim White and Siew Koon Lim, who were both re-elected at the AGM held on August 26, 2021 for a term of three years; and

●	the Class III directors are Isaias (Zak) Jose Calisto and Hoe Shin Goy, and their terms will expire at the third annual meeting of stockholders held after the Nasdaq listing, which will be held on July 12, 2023.

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

Siew Koon Lim was appointed as an additional director in accordance with article 92 of our Constitution, which required her to retire at the first annual general meeting of shareholders following her appointment. She was re-elected for a term of three years and also fulfils the position of Lead Independent Director, tasked to oversee governance and ensure independent decision-making by the board.

We have not entered into service contracts with any directors of our company or any of our subsidiaries providing for benefits upon termination of employment.

Audit Committee

The audit committee, which consists of Siew Koon Lim, Andrew Leong and Kim White assists the board in overseeing our accounting and financial reporting processes, the audits of our financial statements and business risk analysis. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See Item 7.B. “Related Party Transactions—Related Person Transaction Policy.” The board of directors has determined that Siew Koon Lim qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Siew Koon Lim, Andrew Leong and Kim White are independent, as defined under the rules of the SEC and the Nasdaq applicable to foreign private issuers. Siew Koon Lim acts as chairman of our audit committee.

Compensation and Nomination Committee

The compensation and nomination committee consists of Andrew Leong, Siew Koon Lim and Kim White, who are all independent non-executive directors, and assists the board in identifying and nominating candidates for election to the board of directors; reviews and recommends the compensation arrangements for the executive members of our board of directors and administers any equity compensation plan. Andrew Leong is the appointed director to act as chairman of our compensation and nomination committee. Although the CEO and CFO are invitees to the meetings to provide input on management performance and to motivate and explain the remuneration of our people and present proposals for general increases and bonuses, they are not members of this committee and therefore have no vote.

This committee is also charged with evaluating individual director performance, the performance of the sub-committees and the board as a whole, which is done on an annual basis.

Duties of Directors and attendance of meetings

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

The directors have, without exception, attended all board meetings held during the reporting period.

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

As at February 28, 2023, we had 4,039 full-time employees, of which 2,816 are located in South Africa, 221 are located in Africa-Other, 288 are located in Europe, and 714 are located in Asia-Pacific, Middle East and USA. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

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

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information as at May 19, 2023 regarding actual ownership of our ordinary shares by:

●	each person or entity we know to own 5% or more of our ordinary shares;

●	each executive officer; and

●	each director.

For purposes of the table below, the percentage ownership calculations are based on 30,951,106 ordinary shares outstanding as of May 20, 2022. To the extent different, beneficial ownership determined in accordance with the rules of the SEC, including voting or investment power with respect to the securities, is described in the footnotes to the table.

	As of May 19, 2023
Name of Owner	Number	Percent
Directors and Executive Officers
Directors
Isaias (Zak) Jose Calisto (1)	20,028,811	64.71%
Hoe Shin Goy	-	0.0%
Kim White	-	0.0%
Siew Koon Lim	-	0.0%
Andrew Leong	-	0.0%
Executive Officers
Richard Schubert	-	0.0%
Juan Marais (2)	3,140,000	10.14%
Carmen Calisto	188	0.0%
Pedro Ventura	-	0.0%
All executive officers and directors as a group (9 persons)	23,168,999	74.85%

Other 5% Shareholders
Gobi Capital LLC (3)	2,177,218	7.03%

Total Ordinary Shares	30,951,106	100.0%

(1)	Mr. Calisto owns 20,028,811 shares, or 64.71%. However, Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Marais’ 3,140,000 shares may be deemed to be beneficially owned by Mr. Calisto. Therefore, Mr. Calisto may be deemed to beneficially own 23,168,811 shares or 74.85%. Mr. Calisto disclaims beneficial ownership of Mr. Marais’ 3,140,000 ordinary shares.

(2)	Mr. Marais is the beneficial owner of 3,140,000 shares through One Spire (Pty) Ltd., which corresponds to 10.14% of the issued and outstanding shares of the Company. Mr. Marais and Jennie Allen are directors of One Spire (Pty) Ltd., and accordingly, Mr. Marais and Ms. Allen share voting and investment power over the shares held by One Spire (Pty) Ltd. Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Calisto may be deemed to beneficially own such shares. Mr. Calisto disclaims beneficial ownership of such ordinary shares.

(3)	Gobi Capital LLC is controlled by Bo Shan. Gobi Capital LLC and Bo Shan disclaim beneficial ownership of the ordinary shares listed above except to the extent of any pecuniary interest therein. The business address of Gobi Capital LLC is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

As at May 19, 2023, we had 2 holders of record of our ordinary shares, 1 of which was located in the United States, holding approximately 24,232,652 of our total issued ordinary shares. The U.S. shareholder of record is CEDE & CO., a nominee of The Depository Trust Company. We believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. The share register in South Africa holds 6,718,454 ordinary shares.

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

The Lease Agreements were terminated during fiscal 2022 and the shares of Purple Rain were acquired by Cartrack Holdings Proprietary Limited, terminating the only material related party transaction within the group - more detail below “acquisitions”. Following a decision to demolish the existing buildings we entered into lease agreements for office space at two locations as set out in Item 4.D, “Property, Plant and Equipment”.

Put Option

When Karooooo acquired 70.1% of Karooooo Logistics (Picup) in September 2021, Karooooo entered into a Put Option Agreement with our Chief Executive Officer, Isaias (Zak) Jose Calisto, the ultimate controlling shareholder of Karooooo, to grant Karooooo the right to sell all its interest in Karooooo Logistics to Isaias (Zak) Jose Calisto. The put option expired on August 31, 2022. As this was a transaction between Karooooo and the ultimate controlling shareholder of Karooooo, Isaias (Zak) Jose Calisto, the fair value and subsequent changes in fair value of the put option is recognized directly against retained earnings, amounting to ZAR 15.3 million. Refer to FS – page F-37.

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

Loan Arrangements

Given our commitment to South Africa’s broad-based Black economic codes of good practice, we entered into an Enterprise Development Loan Agreement with Bumbene House (Proprietary) Limited in February 2020 under which we provided Bumbene House (Proprietary) Limited with a loan in an aggregate amount of ZAR 11.0 million. The loan was extended by a further ZAR 8.4 million during the 2021 financial year and another ZAR 6.4 million during the 2023 financial year. Our Chief Executive Officer, Isaias (Zak) Jose Calisto, serves as a trustee of the Kubu Trust that owns 100% of Bumbene House (Proprietary) Limited. Amounts due under this loan bear no interest, have no fixed terms of repayment and are repayable on demand. As at February 28, 2023, ZAR 25.8 million of this loan remained outstanding in full.

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

Acquisitions

Karooooo Logistics (Pty) Ltd: In September 2021, the group strategically acquired 70.1% of the shares and voting interest in Karooooo Logistics (Picup), a logistics cloud-based disruptive technology company located in South Africa. The acquisition may be a related party transaction given that Isaias (Zak) Jose Calisto, founder and CEO of Karooooo, had been working with Picup prior to its acquisition by the group, to build the Picup business for scale, including through a ZAR 4.5 million loan from Onecell Holdings (Pty) Ltd of which Mr J Marais and Mr Calisto hold substantial voting interests, and Mr Calisto is a director, given the timing of the approval of the transaction. The loan was intended as a once-off short-term bridge financing for Picup prior to final acquisition approvals, and was fully repaid in September 2021 following the completion of the acquisition.

Mr J Marais, Mr Calisto and Onecell Holdings (Pty) Ltd had no interest in Picup prior to the acquisition.

As Cartrack’s mobility open eco system platform allows for seamless integration into third party systems, Karooooo Logistics has been working with Cartrack to address the challenges of last-mile delivery through an integrated offering. Karooooo Logistics simplifies transport operations and helps mitigate the risks associated with logistics, specifically in relation to meeting tight delivery timeframes. Cartrack customers are now able to manage their own fleets and workflows, interact with specialist courier companies, as well as a network of vetted crowd-sourced drivers, thus enabling them to efficiently scale their e-commerce business, deliveries and general logistic needs. The platform allows enterprises and transporters to plan and allocate their loads, access real-time tracking and proof of delivery with automated payments.

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

Purple Rain’s only asset is the properties at the location of the office space utilized by Cartrack businesses in Johannesburg, South Africa prior to this acquisition and redevelopment. Independent valuation appraisals of these properties had been concluded.

Given Karooooo’s consistent annual growth rate since inception, its existing leased office premises in Johannesburg South Africa, Cartrack Corner, situated at 11 Keyes Avenue Rosebank (“office premises”), no longer provided adequate space to accommodate the expected growth.

Subsequent to the acquisition the office buildings have been demolished and the properties consolidated to enable the erection of a head office suite for South Africa.

The full total cost for the redevelopment of the office premises, including the site, is estimated to be ZAR 404.1 million. The complete asset estimated to be ZAR 404.1 million equates to an estimated monthly long term lease cost of ZAR 115 per square meter, in comparison to the current market rate of ZAR 140 per square meter with an annual escalation of 8%. The new offices, including 404 parking bays, will have a built-up area of approximately 31,800 square meters. Whilst the redevelopment is taking place, expected to be 2 years, Cartrack has temporarily leased offices opposite its current offices in Rosebank, Johannesburg and another location in Johannesburg South Africa, as set out in Item 4.D “Property, Plant and Equipment”.

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

The Group did not pay any dividends during Fiscal 2022 (Fiscal 2021: ZAR 418 million).

The board recognizes the importance to the group of investment in achieving growth at scale and endeavors to avoid swings in dividend profile.The payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements), the ability of group subsidiaries to distribute funds to Karooooo and such other factors the board may deem relevant. Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy. See “Risk Factors—Although Karooooo has paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.”

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

In accordance with the stated dividend policy above, an interim dividend of 60 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2023 financial year, was paid, out of Karooooo’s retained earnings, on September 12, 2022 to shareholders on record as at the close of business on September 02, 2022.

On May 8, 2023, the board declared an interim dividend of 85 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2024 financial year, which will be paid on July 3, 2023 to shareholders on record as at the close of business on June 23, 2023. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD.

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

Individual taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore. All foreign-sourced income received in Singapore on or after January 01, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual. A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 22% up to YA2023. With effect from YA2024, the maximum tax rate for tax resident is 24%.

Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 22% up to year of assessment (“YA”) 2023. With effect from YA2024, the non-resident tax rate is 24%.

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

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt from corporate tax from the YA2020 onwards. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000, a year for each of the Company’s first three YAs from YA2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

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

The Singapore’s GST will be raised in 2 phases, with the first increase from 7% to 8% taking place from January 01, 2023 and the second increase to 9% will take place from January 01, 2024.

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

Taxation of Distributions

Distributions, if any, paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders generally should expect that distributions will be treated as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, (including a minimum holding period requirement), dividends paid by “qualified foreign corporations” to certain non-corporate U.S. investors are taxable at a preferential rate applicable to long-term capital gains. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on certain U.S. securities markets, such as the Nasdaq. The preferential rate does not apply if the non-U.S. corporation is a PFIC for the year the dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the preferential rate and any limitations that may apply in their particular circumstances.

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

As described under Item 10.E. “Tax Considerations—Singaporean Tax Considerations—Dividend Distributions” and “Tax Considerations—South African Tax Considerations—Non-SA Tax Resident Shareholders,” Singapore and South Africa generally do not impose withholding taxes on dividends paid by the Company on ordinary shares held through DTC (and in the case of a Non-SA Tax Resident Shareholder, JSE, provided that procedural requirements to establish an exemption are met). If any non-U.S. jurisdiction imposes taxes on dividends, U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any such foreign taxes (including any applicable limitations that may apply either generally or in their particular circumstances).

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined based on the average of the quarterly values of its gross assets) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain rents and royalties, and gains from the sale or exchange of investment property. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including the value of our goodwill, we believe that we were not a PFIC for our taxable year ended February 28, 2023. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and depends on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year and any entity in which we own equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares will be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC with respect to such U.S. Holder will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ordinary shares exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election. If we are a PFIC for any taxable year, a mark-to-market election may be available, which will result in an alternative treatment of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections will be available or advisable, and, if so, what the consequences of the resulting alternative treatments will be in their particular circumstances.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

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

(Refer to the Risk Factors note on foreign currencies on page 23 and Note 31.2 (c) on Currency Risk on page F-52)

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

An increase of 100 basis points at February 28, 2023 would have resulted in ZAR0.6 million in additional interest income.

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

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act, as amended) as of February 28, 2023. Based on that evaluation, we concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosures, and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 28, 2023. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control— Integrated Framework (2013)’’ and assessed the current processes as effective.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As Karooooo Ltd is still classified as an Emerging Growth Company (“EGC”) company, under the Jumpstart our Business Startups Act (JOBS Act). The effectiveness of internal control over financial reporting as of February 28, 2023 need not be independently audited by the independent registered public accounting firm. This exemption was applied in the current reporting cycle.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the year ended February 28, 2023 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by our principal accountants Ernst & Young LLP, Singapore for fiscal year February 28, 2023 and KPMG LLP, Singapore for fiscal year February 28, 2022:

	Year ended February 28
	2023	2023	2022
	(U.S.$
	thousands(1))	In R thousands

Audit fees	780	14,307	12,364
Tax fees	-	-	-
All other fees	-	-	-
Total	780	14,307	12,364

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2023 have been translated to U.S. dollars using an exchange rate of ZAR 18.3425 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The information required by Item 16F was previously reported in our Annual Report on Form 20-F for the year ended February 28, 2022.

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

The SEC maintains an internet site that contains reports,  proxy and information statements, other information regarding issuers that file electronically with the SEC and the address of that site is http://www.sec.gov

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1 of this annual report.

Item 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/	File
Exhibit	Description	Form	Number	Exhibit	File Date

1.1#	Constitution of Karooooo Ltd.	Form F-1	333-253635	3.1	February 26, 2021

2.1#	Specimen Share Certificate	Form F-1/A	333-253635	4.1	March 22, 2021

2.2*	Description of Ordinary Shares

4.1#	Revolving Credit Facility dated February 18, 2021 by and between Cartrack Proprietary Limited, The Standard Bank of South Africa Limited and the parties listed therein as the original guarantors	Form F-1	333-253635	10.1	February 26, 2021

4.2#	Loan Agreement dated July 4, 2019 by and between Isaias (Zak) Jose Calisto and Karoo Pte. Ltd.	Form F-1	333-253635	10.2	February 26, 2021

4.3#	Loan Capitalization Agreement dated November 18, 2020 by and between Isaias (Zak) Jose Calisto and Karooooo Ltd.	Form F-1	333-253635	10.3	February 26, 2021

4.4#	Loan Agreement dated December 22, 2020 by and between Orient Victoria Pte. Ltd. and Karooooo Ltd., as supplemented by the addendum dated February 15, 2021	Form F-1	333-253635	10.4	February 26, 2021

4.5#	Registration Rights Agreement	Form F-1/A	333-253635	10.5	March 22, 2021

4.6#	Form of Deed of Indemnity	Form F-1/A	333-253635	10.6	March 12, 2021

8.1#*	List of subsidiaries				June 13, 2023

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	June 13, 2023

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	June 13, 2023

13.1**	Certification by the Principal Executive Officer and Principal Financial Office pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	June 13, 2023

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Portions of this exhibit (indicated by asterisks) have been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F on its behalf.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

By:	/s/ Hoe Shin Goy
	Name:	Hoe Shin Goy
	Title:	Chief Financial Officer

Date: June 13, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

for the Years Ended February 28, 2023, February 28, 2022 and February 28, 2021— Karooooo Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Karooooo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Karooooo Ltd. (the Company) as of February 28, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the period ended February 28, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 28, 2023, and the results of its operations and its cash flows for the period ended February 28, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

Singapore

June 13, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Karooooo Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Karooooo Ltd. and subsidiaries (the Company) as of February 28, 2022, the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended February 28, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Singapore

June 09, 2022

Consolidated Statement of Financial Position

		As of February 28
Figures in Rand thousands	Notes	2023	2022

ASSETS
Non-current assets
Property, plant and equipment	5	1,591,814	1,390,659
Capitalized commission assets	6	287,054	231,537
Intangible assets	7	85,642	77,031
Goodwill	8	212,481	186,384
Loans to related parties	12	25,800	19,400
Long-term other receivables and prepayments	11	24,715	9,722
Non-current financial asset	14	388	1,359
Deferred tax assets	9	60,919	58,383
Total non-current assets		2,288,813	1,974,475

Current assets
Inventories	10	79,159	25,369
Trade and other receivables and prepayments	11	409,191	333,886
Income tax receivables		8,627	8,818
Other financial asset	14	-	15,305
Cash and cash equivalents	13	965,790	731,748
Total current assets		1,462,767	1,115,126
Total assets		3,751,580	3,089,601

EQUITY AND LIABILITIES
Equity
Share capital	15	7,142,853	7,142,853
Capital reserve		(3,582,568)	(3,587,640)
Common control reserve	1	(2,709,236)	(2,709,236)
Foreign currency translation reserve		245,109	28,776
Retained earnings		1,564,809	1,276,523
Equity attributable to equity holders of parent		2,660,967	2,151,276
Non-controlling interest		30,908	22,905
Total equity		2,691,875	2,174,181

Liabilities
Non-current liabilities
Term loans	16	38,304	71,194
Lease liabilities	17	67,882	64,784
Deferred revenue	18	112,185	108,256
Deferred tax liabilities	9	51,894	47,063
Total non-current liabilities		270,265	291,297
Current liabilities
Term loans	16	21,643	18,156
Trade and other payables	19	374,047	281,866
Loans from related parties	12	607	2,134
Lease liabilities	17	52,845	47,294
Deferred revenue	18	283,682	218,148
Bank overdraft	13	40	13,722
Income tax payables		55,996	40,918
Provision for warranties		580	1,885
Total current liabilities		789,440	624,123
Total liabilities		1,059,705	915,420
Total equity and liabilities		3,751,580	3,089,601

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Profit and Loss

		Year ended February 28
Figures in Rand thousands	Notes	2023	2022	2021

Revenue	20	3,507,067	2,746,151	2,290,543
Cost of sales		(1,234,672)	(922,561)	(670,523)
Gross profit		2,272,395	1,823,590	1,620,020

Other income		9,828	1,841	2,166

Operating expenses		(1,400,308)	(1,126,306)	(895,624)
Sales and marketing		(431,140)	(333,259)	(238,110)
General and Administration		(704,603)	(555,327)	(476,534)
Research and development		(177,024)	(149,238)	(100,138)
Expected credit losses on financial assets		(87,541)	(88,482)	(80,842)

Operating profit	21	881,915	699,125	726,562

Initial public offering costs (“IPO”)	1	-	(10,288)	(25,570)
Finance income	22	23,255	6,083	4,358
Finance costs	23	(10,095)	(12,331)	(9,302)
Fair value changes to derivative assets		(971)	(506)	–
Profit before taxation		894,104	682,083	696,048
Taxation	24	(285,298)	(205,476)	(198,628)
Profit for the year		608,806	476,607	497,420

Profit attributable to:
Owners of the parent		597,153	449,953	318,183
Non-controlling interest		11,653	26,654	179,237
		608,806	476,607	497,420
Earnings per share
Basic and diluted earnings per share (ZAR)	35	19.29	15.24	15.65

The accompanying notes form an integral part of these financial statements.

 Consolidated Statement of Comprehensive Income

		Year ended February 28
Figures in Rand thousands	Notes	2023	2022	2021

Profit for the year		608,806	476,607	497,420

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss in future periods:
Exchange differences on translating foreign operations		220,471	17,955	(10,240)
Other comprehensive income for the year		220,471	17,955	(10,240)
Total comprehensive income for the year net of income tax		829,277	494,562	487,180

Total comprehensive income attributable to:
Owners of the parent		813,486	469,024	316,037
Non-controlling interest		15,791	25,538	171,143
		829,277	494,562	487,180

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

Figures in Rand thousands	Notes	Share capital	Common control reserve	Foreign currency translation	Investment by owner	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2020		10	–	11,851	30,383	835,978	878,222	346,913	1,225,135

Profit for the year		–	–	–	–	318,183	318,183	179,237	497,420
Other comprehensive income		–	–	(2,146)	–	–	(2,146)	(8,094)	(10,240)
Total comprehensive income for the year		–	–	(2,146)	–	318,183	316,037	171,143	487,180

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Dividends	26	–	–	–	–	(272,235)	(272,235)	(145,859)	(418,094)
Common control reserve[1]		2,739,619	(2,709,236)	–	(30,383)	–	–	–	–
Total contribution by and distributions to owner		2,739,619	(2,709,236)	–	(30,383)	(272,235)	(272,235)	(145,859)	(418,094)
Reclassification[2]		–	–	–	–	(58,671)	(58,671)	58,671	–
Total transactions with owner		2,739,619	(2,709,236)	–	(30,383)	(330,906)	(330,906)	(87,188)	(418,094)

Changes in ownership interest in subsidiaries
Acquiring interest in subsidiaries without change in control		–	–	–	–	(7,893)	(7,893)	(3,666)	(11,559)
Disposal of interest in subsidiary		–	–	–	–	(147)	(147)	(69)	(216)
Total changes in ownership interest in subsidiaries		–	–	–	–	(8,040)	(8,040)	(3,735)	(11,775)
Balance at February 28, 2021		2,739,629	(2,709,236)	9,705	–	815,215	855,313	427,133	1,282,446

Figures in Rand thousands	Notes	Share capital	Capital reserve	Common control reserve	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2021		2,739,629	–	(2,709,236)	9,705	815,215	855,313	427,133	1,282,446
Profit for the year		–	–	–	–	449,953	449,953	26,654	476,607
Other comprehensive income		–	–	–	19,071	–	19,071	(1,116)	17,955
Total comprehensive income for the year		–	–	–	19,071	449,953	469,024	25,538	494,562

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Issuance of share capital		4,452,423	–	–	–	–	4,452,423	–	4,452,423
IPO costs off set against share capital		(49,199)	–	–	–	–	(49,199)	–	(49,199)
Dividends		–	–	–	–	–	–	(6,726)[4]	(6,726)
Derivative – put option	14	–	–	–	–	15,305	15,305	–	15,305
Total contribution by and distributions to owner		4,403,224	–	–	–	15,305	4,418,529	(6,726)	4,411,803
Reclassification[2]		–	–	–	–	(3,950)	(3,950)	3,950	–
Total transactions with owner		4,403,224	–	–	–	11,355	4,414,579	(2,776)	4,411,803

Changes in ownership interest in subsidiaries
Acquiring interest in subsidiaries without change in control[3]		–	(3,587,640)	–	–	–	(3,587,640)	(426,990)	(4,014,630)
Total changes in ownership interest in subsidiaries		–	(3,587,640)	–	–	–	(3,587,640)	(426,990)	(4,014,630)
Balance at February 28, 2022		7,142,853	(3,587,640)	(2,709,236)	28,776	1,276,523	2,151,276	22,905	2,174,181

Figures in Rand thousands	Notes	Share capital	Capital reserve	Common control reserve	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2022		7,142,853	(3,587,640)	(2,709,236)	28,776	1,276,523	2,151,276	22,905	2,174,181
Profit for the year		–	–	–	–	597,153	597,153	11,653	608,806
Other comprehensive income		–	–	–	216,333	–	216,333	4,138	220,471
Total comprehensive income for the year		–	–	–	216,333	597,153	813,486	15,791	829,277

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Dividends		–	–	–	–	(293,562)	(293,562)	(8,518)[5]	(302,080)
Derivative – put option	14	–	–	–	–	(15,305)	(15,305)	–	(15,305)
Total transactions with owner		–	–	–	–	(308,867)	(308,867)	(8,518)	(317,385)

Changes in ownership interest in subsidiaries
Disposal of interest in subsidiaries without change in control		–	5,072	–	–	–	5,072	730	5,802
Total changes in ownership interest in subsidiaries		–	5,072	–	–	–	5,072	730	5,802
Balance at February 28, 2023		7,142,853	(3,582,568)	(2,709,236)	245,109	1,564,809	2,660,967	30,908	2,691,875

[1]	Karooooo Ltd (“Karooooo”) acquired control of Cartrack Holdings Limited (“Cartrack”) on November 18, 2020 when the loan from Isaias Jose Calisto to Karooooo was extinguished through the issuance of shares.

[2]	In November 2014, a change in interest in Cartrack from 88.3% to 68.0% was not accounted for retained earnings transfer to non-controlling interest (“NCI”). During the financial year ended February 28, 2021 and February 28, 2022, the Group corrected the error prospectively as the impact to comparatives is not material. On April 21, 2021, when Karooooo acquired the minority interest and took control of 100% interest in Cartrack, all NCI relating to the Karooooo minority interest was transferred back to capital reserve.

[3]	During the financial year ended February 28, 2022, the Group changed the accounting policy voluntarily and accounted for the acquisition of NCI of Cartrack as a separate reserve, “capital reserve” instead of retained earnings. This is to provide transparency to the users since the reinvestment offer is a significant event (see Note 1). The change in accounting policy was corrected prospectively as the impact to the prior period is not material. Subsequent acquisition of interest in subsidiaries without change in control is accounted for under capital reserve.

[4]	Dividends declared during the financial year ended February 28, 2022 amounting to ZAR 4.20 per ordinary share and remains payable by a subsidiary to NCI as of February 28, 2022.

[5]	Dividends declared by a subsidiary during the financial year ended February 28, 2023 amounting to ZAR 5.32 per ordinary share remains payable by a subsidiary to NCI as of February 28, 2023.

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

		Year ended February 28
Figures in Rand thousands	Notes	2023	2022	2021
Cash flows from operating activities
Profit before taxation		894,104	682,083	696,048

Adjustments		591,190	583,734	448,804
Depreciation on property, plant and equipment	5	493,788	458,281	372,936
Amortization of capitalized commission assets	6	64,707	64,566	46,957
Amortization of intangible assets	7	51,143	39,078	25,856
Capitalized commission assets written off	6	-	15,301	–
Gain on disposal of property, plant and equipment		(4,954)	(1,150)	(1,191)
Finance income	22	(23,255)	(6,083)	(4,358)
Finance costs	23	10,095	12,331	9,302
Provision for warranties charge		(1,305)	904	(698)
Fair value changes to derivative assets		971	506	–

Working capital adjustments
Inventories		(53,790)	(25,369)	–
Trade and other receivables and prepayments		(62,833)	(52,053)	(78,625)
Trade and other payables		67,940	(11,677)	115,179
Deferred revenue		46,251	78,130	43,227
Capitalized commission assets		(112,738)	(112,639)	(95,999)
Cash generated from operating activities		1,370,124	1,142,209	1,128,634
Interest received		23,255	6,083	4,358
Interest paid		(10,095)	(14,061)	(7,254)
Income tax paid	25	(256,621)	(202,525)	(187,887)
Net cash generated from operating activities		1,126,663	931,706	937,851

Cash flows from investing activities
Purchase of property, plant and equipment	5	(579,656)	(552,634)	(478,036)
Purchase of property, plant and equipment – Telematics devices and equipment on hand		(457,542)	(500,203)	(445,377)
Purchase of property, plant and equipment – Other		(122,114)	(52,431)	(32,659)
Proceeds on disposal of property, plant and equipment		10,499	4,840	14,362
Investment in intangible assets	7	(46,653)	(43,816)	(45,630)
Acquisition of subsidiary, net of cash acquired	28	–	(66,607)	–
Advances of loans to related party		(6,400)	–	(8,400)
Repayment of loans from related party		–	–	13
Net cash utilized by investing activities		(622,210)	(658,217)	(517,691)

Cash flows from financing activities
Proceeds from related parties loans	16	315	–	857,367
Repayment of related parties loans	16	(1,940)	(845,003)	(1,512)
Cash transferred from/(to) restricted cash[1]		–	834,543	(857,216)
Acquiring interest in subsidiaries without change in control		–	(66,386)	(11,559)
Net proceeds from issuance of share capital[2]		–	450,727	–
Proceeds from term loans obtained	16	502	110,000	–
Repayment of term loans	16	(31,034)	(101,708)	(8,247)
Payments of lease liabilities	16	(56,617)	(47,201)	(46,751)
Dividends paid	26	(331,252)	–	(418,094)
Net cash (utilized by)/ generated from financing activities		(420,026)	334,972	(486,012)

Net increase/(decrease) in cash and cash equivalents		84,427	608,461	(65,852)
Cash and cash equivalents at the beginning of the year		718,026	76,098	146,591
Effect of exchange rate changes on cash and cash equivalents		163,297	33,467	(4,641)
Cash and cash equivalents at the end of the year	13	965,750	718,026	76,098

[1]	On December 29, 2020, the Group received ZAR 882.4 million (USD 58.5 million) from a related party - Orient Victoria Pte Ltd for the sole purpose of facilitating the Company’s acquisition of the remaining interest in Cartrack Holdings Proprietary Limited. The loan was fully repaid on April 22, 2021.

[2]	On April 21, 2021 Karooooo bought out all of the minority shareholders of Cartrack and delisted Cartrack from Johannesburg Stock Exchange (“JSE”). In terms of the reinvestment offer, investors who elected to remain invested in Cartrack received 1 Karooooo ordinary share for every 10 Cartrack ordinary shares owned on the JSE prior to the finalization of the reinvestment offer. Karooooo concluded an inward secondary listing on the JSE on April 21, 2021 and issued 9,410,712 ordinary shares of ZAR 3,952 million to eligible Cartrack shareholders who opted to reinvest the proceeds of sale of their Cartrack shares into Karooooo. Included in the net proceeds from issuance of share capital are transaction costs of ZAR 49.2 million. See Note 1 for details.

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

The acquisition of control of Cartrack by Karooooo is considered to be a transaction under common control as ultimately both entities were controlled by Zak before and after the transaction. Therefore, the consolidated financial statements was retrospectively recast to reflect Karooooo’s controlling interest in Cartrack for all previous periods presented prior to the date of acquisition. For the period prior to the incorporation of Karooooo the consolidated financial statements reflect Zak’s controlling interest in Cartrack, which he held through another personal holding company with no other operations that does not form part of the consolidated Group. There is currently no specific guidance on accounting for common control transactions under International Financial Reporting Standards (IFRS) issued by the the International Accounting Standards Board (IASB). In the absence of specific guidance Karooooo elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.

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

As at February 28, 2021, certain Cartrack shareholders have agreed to participate in the reinvestment offer of Karooooo through the issue of irrevocable undertakings. As the reinvestment offer is based on exchanging a fixed number of Karooooo shares for a fixed number of Cartrack shares, this contract is classified as equity. Accordingly, Karooooo adopted the present-access method to account for the transaction where the non-controlling shareholders still have an economic interest in the equity returns of Cartrack and there was no net impact to equity.

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

The principal activities of the Group relate to the provision of real-time mobility data analytics solutions for smart transportation through its software-as-a-service (“SaaS”) platform, physical and e-commerce vehicle buying and selling and providing a technology platform focused on last mile delivery. The Group’s SaaS platform acts as a central nervous system for connected vehicles and other mobile assets, such as construction equipment, generators, refrigeration units, trailers and boats.

These consolidated financial statements comprise the Company and its subsidiaries (collectively the “Group” and individually “group companies”).

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The policies applied in these annual financial statements are based on IFRS effective for annual period beginning on March 1, 2022.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved for issue by the Directors on June 13, 2023.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis with the exception of certain financial instruments that have been measured at fair value.

Functional and presentation currency

The consolidated financial statements are presented in South African Rand (ZAR), which is the Group’s presentation currency and all values are rounded to the nearest thousand (ZAR’000), except when otherwise indicated. The Company’s functional currency is in United States Dollars (USD).

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

Judgements

Management is of the opinion that there is no significant judgement made in applying accounting policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

i.	Useful life estimates of capitalized telematics devices and capitalized commission assets

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

The Group’s goodwill is subjected to impairment assessment for the financial year ended February 28, 2023. Management assesses goodwill impairment annually. For impairment assessment, management uses a discounted cash flow model which involves significant judgement in estimating the recoverable values of these assets. Any shortfall of the recoverable values against the carrying amounts of these assets will be recognized as impairment losses. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. The carrying amounts of the Group’s goodwill and key assumptions applied in the determination of the value-in-use including a sensitivity analysis, are disclosed and further explained in Note 8 to the financial statements.

2.2 Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

a)	Basis of consolidation

The consolidated financial statements comprises the financial statement of the Company and its subsidiaries as at the end of the reporting period. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed in business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is an asset or liability are recognized in profit or loss.

Non-controlling interest in the acquire, that are present ownership interests and entitled their holders to a proportionate share of net assets of the acquire are recognized on the acquisition date at either fair value, or the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

Any excess of the sum of the fair value of the consideration transferred in the business combination, the amount of non-controlling interest in the acquiree (if any), and the fair value of the Group’s previously held equity interest in the acquiree (if any), over the net fair value of the acquiree’s identifiable assets and liabilities is recorded as goodwill. In instances where the latter amount exceeds the former, the excess is recognized as gain on bargain purchase in profit or loss on the acquisition date.

Goodwill is initially measured at cost. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the Group’s cash-generating units that are expected to benefit from the synergies of the combination.

The cash-generating units to which goodwill have been allocated is tested for impairment annually and whenever there is an indication that the cash-generating unit may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates.

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

Non-controlling interest

Non-controlling interest represents the equity in subsidiaries not attributable, directly or indirectly, to owners of the Company. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

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

The financial statements are presented in ZAR, which is the Group’s presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each of entities are measured using the currency of the primary economic environment in which the entity operates.

ii.	Transactions and balances

Transactions in foreign currencies are measured in the respective functional currencies of the Company and its subsidiaries and are recorded on initial recognition in the functional currencies at exchange rates approximating those ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the end of the reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the end of the reporting period are recognized in profit or loss.

iii.	Consolidated financial statements

For consolidation purpose, the assets and liabilities of foreign operations are translated into ZAR at the rate of exchange ruling at the end of the reporting period and their profit or loss are translated at the exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in profit or loss.

Exchange differences arising on monetary items that form part of the Group’s net investment in foreign operations are recognized initially in other comprehensive income and accumulated under foreign currency translation reserve in equity. The foreign currency translation reserve is reclassified from equity to profit or loss of the Group on disposal of the foreign operation.

Monetary items cease to form part of the net investment in the foreign operation at the moment in time when the Group decides that settlement is planned or is likely to occur in the foreseeable future. Accordingly, exchange differences arising on these monetary items up to that date are recognized in other comprehensive income and accumulated under foreign currency translation reserve in equity. The exchange differences that arise after that date are recognized in profit or loss. When these monetary items are settled, the exchange differences accumulated under foreign currency translation reserve in equity are reclassified from equity to profit or loss.

c)	Financial instruments

i.	Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The measurement categories for classification of debt instruments are:

Amortized cost

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through amortization process.

Fair value through other comprehensive income (“FVOCI”)

Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Financial assets measured at FVOCI are subsequently measured at fair value. Any gains or losses from changes in fair value of the financial assets are recognized in other comprehensive income, except for impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognized in profit or loss. The cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognized.

Fair value through profit or loss (“FVPL”)

Assets that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt instrument that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss in the period in which it arises.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at fair value through profit or loss are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

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

e)	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtor’s ability to pay.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

f)	Property, plant and equipment

i.	Recognition and measurement

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

The cost of telematic devices is capitalized as property, plant and equipment.

In-vehicle capitalized telematics devices are installed in customers’ vehicles as part of a subscription contract. The telematics device and directly related installation costs are capitalized and depreciated over the expected useful life of the average contract. The related depreciation expense is recorded as part of cost of sales in the consolidated statement of profit and loss. If a subscriber contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.

Where subscriber contracts are expected to be in existence for periods significantly shorter than the average useful life of 60 months, these are depreciated over a reduced useful life.

Uninstalled telematics devices are devices not installed and available for installation. Work in progress telematics devices are devices in progress of being manufactured.

ii.	Depreciation

Depreciation is computed on a straight-line basis over their estimated useful lives of property, plant and equipment including right of use assets as follows:

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

The residual value, useful life and depreciation method are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit and loss in the year the asset is derecognized.

g)	Capitalized commission assets

i.	Recognition and measurement

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

The useful life of items of capitalized commission assets has been assessed as follows:

Item	Amortization method	Average useful life
Capitalized commission assets	Straight line	5 years

h)	Intangible assets

Intangible assets acquired separately are measured initially at cost. Following initially acquisition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the estimated useful life and assessed for impairment annually whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful lives or not yet available for use are tested for impairment annually, or more frequently if the events and circumstances indicate that the carrying value may be impaired either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite useful life is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the profit or loss when the asset is derecognized.

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

The acquired computer software is amortized over the expected useful life which is generally three to five years. Self-developed computer software acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses, if any.

iii.	Brand name

Brand name acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses. Brand name is amortized on a straight-line basis over the expected useful life of five years.

iv.	Customer relationship

Customer relationship acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationship is amortized on a straight-line basis over the expected useful life of three years.

i)	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication of impairment that an asset may be impaired or that a previously recognized impairment loss for an asset other than goodwill may no longer exist or may have decreased. If any indication exists, or when an annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

The impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss. Impairment loss relating to goodwill cannot be reversed in future periods.

j)	Taxation

i.	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period, in the countries where the Group operates and generates taxable income.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

ii.	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all temporary differences, except:

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

●	In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint venture, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

●	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

●	In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint venture, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

iii.	Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except:

●	Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

k)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

i.	As Lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.2(i).

The Group’s right-of-use assets are presented in property, plant and equipment in the consolidated statement of financial position.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are presented separately in the consolidated statement of financial position and in Note 17.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to not recognize right-of-use assets and lease liabilities that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

ii.	As Lessor (Finance lease)

Leases where the Group has transferred substantially all risks and rewards incidental to ownership of the leased assets to the lessees are classified as finance leases.

The leased asset is derecognized and the present value of the lease receivable is recognized on the balance sheet and included in “trade and other receivables and prepayments”. The difference between the gross receivable and the present value of the lease receivable is recognized as finance income.

Each lease payment received is applied against the gross investment in the finance lease receivable to reduce both the principal and the unearned finance income. The finance income is recognized in profit or loss on a basis that reflects a constant periodic rate of return on the net investment in the finance lease receivable.

Initial direct costs incurred by the Group in negotiating and arranging finance leases are added to finance lease receivables and reduce the amount of income recognized over the lease term.

l)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories comprises of all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost is determined on a weighted average cost basis.

Management considers the condition and usability of inventories on an annual basis to determine whether an allowance for obsolete inventory is required.

m)	Cash and cash equivalents

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

n)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

o)	Employee benefits

i.	Defined contribution plans

The Group participates in the national pension schemes as defined by the laws of the countries in which it has operations. In particular, the Singapore companies in the Group make contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

ii.	Employee leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly before twelve months after the end of the reporting period is recognized for services rendered by employees up to the end of the reporting period.

p)	Provisions and contingencies

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

The Group offers warranties of up to ZAR 1.0 million in the event of the non-recovery of a stolen vehicle, subject to various terms and conditions. The provision for future warranty claims is based on known claims at year end and takes into account the historic claims to payment ratio.

q)	Revenue

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

Motor Dealership Embedded Devices

The Group installs devices into motor dealership vehicles free of charge, but ownership of the embedded devices remains with the Group. Such devices were recognized as properly, plant and equipment under the category of “capitalized telematics devices - installed”. In some cases, installed devices are removed from dealership vehicles and returned to capitalized telematics devices uninstalled. During the financial year ended February 28, 2022, the reclassification was corrected prospectively as the impact to comparative amounts is not material.

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

Delivery service fees

Delivery service fee is recognized as the service is rendered.

Interest income

Interest income is recognized using the effective interest method.

r)	Government grants

Government grant relates to Research and Development (“R&D”) incentives and various COVID-19 relief government initiatives.

Government grants are recognized when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Where the grant relates to an asset, the fair value is recognized as deferred capital grant on the balance sheet and is amortized to profit or loss over the expected useful life of the relevant asset.

s)	Earnings per share

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

t)	Share capital and share issue expenses

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

u)	Treasury shares

The Group’s own equity instruments, which are reacquired are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount of treasury shares and the consideration received, if reissued, is recognized directly in equity. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them respectively.

v)	Contingencies

A contingent liability is:

●	a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group; or

●	a present obligation that arises from past events but is not recognized because:

(i)	It is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

(ii)	The amount of the obligation cannot be measured with sufficient reliability.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent liabilities and assets are not recognized on the statement of financial position of the Group.

3. STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Group will apply for the first-time certain standards and amendments, which are effective for annual periods beginning on or after March 1, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

Details of amendment	Annual periods beginning on/after
IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 8: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023
Initial Application of IFRS 17 and IFRS 9 – Comparative information (Amendments to IFRS 17)	January 1, 2023
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IFRS 1: Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 28 and IFRS 10: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

4. SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (“CEO”), who makes strategic decisions.

Prior to the financial year ended February 28, 2022, the Group was organized into geographical business units and had four reportable segments by geography. There was only one reportable business segment, the Cartrack business segment. However, with the new business setup and new business acquired in the previous financial year, for management purposes, the Group organized its business units based on its products and services into the following reportable segments:

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

The CODM monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements.

The segment information provided to the Group CEO, for the reportable segments for the financial year ended February 28, 2023 and February 28, 2022 as follows:

Figures in Rand thousands	Cartrack	Carzuka	Karooooo Logistics	Total
February 28, 2023
Subscription revenue	3,003,931	-	6,141	3,010,072
Other revenue	72,709	-	-	72,709
Vehicle sales	-	250,845	-	250,845
Delivery service	-	-	173,441	173,441
Segment revenue	3,076,640	250,845	179,582	3,507,067

Segment operating profit/ (loss)	914,981	(37,813)	4,747	881,915

Depreciation and amortization	541,238	2,133	1,560	544,931
Capital expenditure	605,716	12,074	8,519	626,309

February 28, 2022
Subscription revenue	2,565,745	–	2,420	2,568,165
Other revenue	71,055	–	–	71,055
Vehicle sales	–	67,310	–	67,310
Delivery service	–	–	39,621	39,621
Segment revenue	2,636,800	67,310	42,041	2,746,151

Segment operating profit/ (loss)	715,336	(13,302)	(2,909)	699,125

Depreciation and amortization	497,161	97	101	497,359
Capital expenditure	594,171	1,916	363	596,450

For financial year ended February 28, 2021, the Group only has one business segment, the Cartrack business segment and hence, it is not separately presented in this note.

Reconciliation of information on reportable segments to the amounts reported in consolidated financial statements

	Year ended February 28
Figures in Rand thousands	2023	2022	2021
Total segment operating profits	881,915	699,125	726,562
IPO costs	-	(10,288)	(25,570)
Finance income	23,255	6,083	4,358
Finance cost	(10,095)	(12,331)	(9,302)
Fair value changes to derivative assets	(971)	(506)	–
Consolidated profit before taxation	894,104	682,083	696,048

Information about geographical areas:

	As of February 28
Non-current operating assets[1]	2023	2022

South Africa	1,417,103	1,295,683
Africa-Other	116,463	92,517
Europe	270,379	192,712
Asia-Pacific[2], Middle East & USA	380,436	314,421
	2,184,381	1,895,333

1	Non-current operating assets consist of property, plant and equipment, capitalized commission assets, intangible assets, goodwill and prepayments.

2	Included in Asia-Pacific is non-current assets from Singapore amount to ZAR 140.0 million (2022: ZAR 113.0 million).

Information about revenue from geographical areas are disclosed in Note 20.

There are no customers which contribute in excess of 10% of Group revenue for the financial year ended February 28, 2023, February 28, 2022 and February 28, 2021.

5. PROPERTY, PLANT AND EQUIPMENT

	Land and Property [3]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress	Total
At February 28, 2023
Owned assets
Cost	147,607	134,813	143,734	202,425	104,951	2,566,867	76,519	3,376,916
Accumulated depreciation	(26,422)	(105,337)	(79,563)	–	–	(1,691,206)	–	(1,902,528)
Carrying value	121,185	29,476	64,171	202,425	104,951	875,661	76,519	1,474,388

Right-of-use assets
Cost	172,155	53,083	21,170	–	–	–	–	246,408
Accumulated depreciation	(88,208)	(19,928)	(20,846)	–	–	–	–	(128,982)
Carrying value	83,947	33,155	324	–	–	–	–	117,426

Total	205,132	62,631	64,495	202,425	104,951	875,661	76,519	1,591,814

At February 28, 2022
Owned assets
Cost	141,873	132,870	100,299	138,405	173,871	2,039,265	4,166	2,730,749
Accumulated depreciation	(21,858)	(101,426)	(50,932)	-	-	(1,268,141)	-	(1,442,357)
Carrying value	120,015	31,444	49,367	138,405	173,871	771,124	4,166	1,288,392

Right-of-use assets
Cost	112,516	43,435	20,586	–	–	–	–	176,537
Accumulated depreciation	(48,128)	(10,927)	(15,215)	–	–	–	–	(74,270)
Carrying value	64,388	32,508	5,371	–	–	–	–	102,267

Total	184,403	63,952	54,738	138,405	173,871	771,124	4,166	1,390,659

Reconciliation of the carrying value of property, plant and equipment

	Land and Property [3]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress	Total

At February 28, 2023
Beginning balance	120,015	31,444	49,367	138,405	173,871	771,124	4,166	1,288,392
Additions	9,057	7,513	33,191	142,586	111,661	203,295	72,353	579,656
Transfer	–	–	–	(78,566)	(189,160)	267,726	–	–
Disposals	(3,230)	(2,033)	(282)	–	–	(2,890)	–	(8,435)
Depreciation	(5,425)	(8,957)	(25,152)	–	–	(404,577)	–	(444,111)
Translation adjustments	768	1,509	7,047	–	8,579	40,983	–	58,886
Ending balance	121,185	29,476	64,171	202,425	104,951	875,661	76,519	1,474,388

Right-of-use assets
Beginning balance	64,388	32,508	5,371	–	–	–	–	102,267
Additions	48,978	9,959	635	–	–	–	–	59,572
Disposals	(698)	(187)	(2)	–	–	–	–	(887)
Depreciation	(34,450)	(9,517)	(5,710)	–	–	–	–	(49,677)
Translation adjustments	5,729	392	30	–	–	–	–	6,151
Ending balance	83,947	33,155	324	–	–	–	–	117,426

Total	205,132	62,631	64,495	202,425	104,951	875,661	76,519	1,591,814

Figures in Rand thousands	Land and Property	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress	Total
At February 28, 2022
Owned assets
Beginning balance	17,742	20,151	25,270	104,475	116,422	761,433	-	1,045,493
Acquisition of subsidiary	110,000	45	261	-	-	-	4,166	114,472
Additions	3,152	5,940	43,339	212,940	56,857 [2]	230,406	-	552,634
Transfer	-	-	-	(179,010)	(47,825)	226,835	-	-
Disposals	(108)	(27)	(470)	-	-	(2,391)	-	(2,996)
Depreciation	(4,992)	(9,023)	(14,798)	-	-	(384,058)	-	(412,871)
Reclassification (to)/ from right-of-use assets	(5,816)	14,620	(4,649)	-	-	-	-	4,155
Reclassification[1]	-	-	-	-	50,355	(50,355)	-	-
Translation adjustments	37	(262)	414	-	(1,938)	(10,746)	-	(12,495)
Ending balance	120,015	31,444	49,367	138,405	173,871	771,124	4,166	1,288,392

Right-of-use assets
Beginning balance	52,633	33,993	5,073	-	-	-	-	91,699
Additions	38,859	25,183	132	-	-	-	-	64,174
Transfer	(3,798)	3,629	169	-	-	-	-	-
Disposals	(146)	(528)	(20)	-	-	-	-	(694)
Depreciation	(26,948)	(14,123)	(4,339)	-	-	-	-	(45,410)
Reclassification from/(to) owned assets	5,816	(14,620)	4,649	-	-	-	-	(4,155)
Translation adjustments	(2,028)	(1,026)	(293)	-	-	-	-	(3,347)
Ending balance	64,388	32,508	5,371	-	-	-	-	102,267

Total	184,403	63,952	54,738	138,405	173,871	771,124	4,166	1,390,659

[1]	During the financial year ended February 28, 2022, the Group has reclassified capitalized telematics devices - installed to capitalized telematics devices - uninstalled of ZAR 50.4 million to better reflect the underlying nature of these assets. The reclassification was corrected prospectively as the impact to the prior period is not material.
[2]	Amount is net of the provision for unconverted motor dealership units amounting to ZAR 13.3 million.
[3]	Certain freehold land and building of the Group with a carrying amount of ZAR 186.5 million were mortgaged to a bank as security for mortgaged loan (Note 16). The freehold land and building is a head office suite for South Africa and is located at Rosebank, Johannesburg.

The carrying amount of the property under construction at February 28, 2023 was ZAR 186.5 million. The amount of borrowing costs capitalized during the year ended February 28, 2023 was ZAR 4.6 million. The rate used to determine the amount of borrowing costs eligible for capitalization was prime rate plus 1.15%, which is the effective interest rate (“EIR”) of the specific borrowings.

6. CAPITALIZED COMMISSION ASSETS

	As of February 28
Figures in Rand thousands	2023	2022

Cost	537,367	413,240
Accumulated amortization	(250,313)	(181,703)
Carrying value	287,054	231,537

Reconciliation of the carrying value of capitalized sales commissions

	As of February 28
Figures in Rand thousands	2023	2022

At March 1	231,537	201,075
Additions	112,738	112,639
Amortization	(64,707)	(64,566)
Write off	–	(15,301)
Translation adjustments	7,486	(2,310)
At February 28	287,054	231,537

The Group capitalizes sales commission costs arising from activated subscription contracts.

During the financial year ended February 28, 2022, the Group uncovered collusion between a few insurance brokers and certain staff members. This resulted in write-off of capitalized commission assets, of ZAR 15.3 million through profit or loss. The write-off was recognized in general and administration operating expenses for the year ended February 28, 2022. The error was corrected prospectively as the impact to the prior periods is not material. No instances were noted for the financial year ended February 28, 2023.

7. INTANGIBLE ASSETS

Figures in Rand thousands	Product development costs	Computer software	Trade name	Customer relationship	Total

At February 28, 2023
Cost	144,922	34,039	782	6,385	186,128
Accumulated amortization	(76,621)	(20,281)	(391)	(3,193)	(100,486)
Carrying value	68,301	13,758	391	3,192	85,642

At February 28, 2022
Cost	123,036	24,680	782	6,385	154,883
Accumulated amortization	(63,299)	(13,359)	(130)	(1,064)	(77,852)
Carrying value	59,737	11,321	652	5,321	77,031

Staff costs of ZAR 38.8 million (2022: ZAR 40.8 million) have been capitalized to product development costs with regard to the development of new generation telematics hardware and platform software which was deployed in the current financial year.

Reconciliation of the carrying value of intangible assets

Figures in Rand thousands	Note	Product development costs	Computer software	Trade name	Customer relationship	Total

At February 28, 2023
Beginning balance		59,737	11,321	652	5,321	77,031
Additions		38,837	7,816	–	–	46,653
Amortization		(42,638)	(6,115)	(261)	(2,129)	(51,143)
Translation adjustments		12,365	736	–	–	13,101
Ending balance		68,301	13,758	391	3,192	85,642

At February 28, 2022
Beginning balance		53,644	5,695	–	–	59,339
Acquisition of subsidiary	28	–	6,218	782	6,385	13,385
Additions		40,787	3,029	–	–	43,816
Amortization		(34,288)	(3,596)	(130)	(1,064)	(39,078)
Translation adjustments		(406)	(25)	–	–	(431)
Ending balance		59,737	11,321	652	5,321	77,031

8. GOODWILL

Goodwill is allocated to the following cash generating units (CGUs): Cartrack - Mozambique, Portugal, Spain and Other and Karooooo Logistics.

		Cartrack				Karooooo
Figures in Rand thousands	Note	Mozambique	Portugal	Spain	Other	Logistics	Total

At March 1, 2021		57,232	32,192	22,818	11,910	–	124,152
Acquisition of subsidiary	28	–	–	–	–	58,314	58,314
Translation adjustments		7,849	(2,028)	(1,437)	(466)	–	3,918
At February 28, 2022		65,081	30,164	21,381	11,444	58,314	186,384
Translation adjustments		17,196	4,305	3,051	1,545	–	26,097
At February 28, 2023		82,277	34,469	24,432	12,989	58,314	212,481

Impairment testing

The Group performs its annual impairment test at the end of each financial year, or more frequently if there are indications that goodwill may be impaired. No impairment was identified in the current financial year which is consistent with the conclusions reached in 2022.

The Group considers the relationship between its market capitalization and its equity attributable to equity holders of the parent, among other factors, when performing the annual test of impairment. At February 28, 2023, the market capitalization of the Group exceeded the value of equity by ZAR 11.8 billion (2022: ZAR 12.6 billion).

The recoverable amount of each cash-generating unit (CGU) with the exception of the Other CGUs is determined using a discounted cash flow valuation technique, which requires the use of various estimates. Each of the cash flow projections are based on forecasts over a five-year period, which have been approved by senior management. The Other CGUs are valued on an earnings multiple basis.

For the financial year ended February 28, 2022, the Group was of the view that the total consideration paid was representative of Karooooo Logistics fair value less costs of disposal as the acquisition of Karooooo Logistics was completed in September 2021. There were no significant events since the date of acquisition to the financial year ended February 28, 2022 that would have resulted in a significant reduction of its fair value. Accordingly, the recoverable amount approximates the carrying amount as of February 28, 2022 and goodwill arising from the acquisition of Karooooo Logistics was not impaired.

The key estimates used for the value in use calculations and sensitivity to changes in assumptions are as follows:

		As of February 28
Key estimates	CGU	2023	2022
Revenue growth rate
This is the average annual compound growth rate in revenue that is derived from management’s forecast and is based on external available information, such as GDP and industry growth rate within the region.	Mozambique	16%	17%
	Portugal	15%	10%
	Spain	19%	16%
	Karooooo Logistics	51%	-

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

Terminal growth rate
The estimated rate of growth after the five-year forecast period. This rate is informed primarily by external forecasts about economic activity by region. Changes in these rates are reflective of changes in market views on the economic growth in those regions.	Mozambique	8%	8%
	Portugal	2%	1%
	Spain	2%	1%
	Karooooo Logistics	5%	-

Discount rate
The rate reflects the specific risks relating to the country and industry in which the entity operates. These rates were determined using externally available information. The rates were determined using the Capital Asset pricing model and adjusting for risk. The rate is a pre-tax rate.	Mozambique	31%	30%
	Portugal	19%	16%
	Spain	19%	17%
	Karooooo Logistics	38%	-

Sensitivity analysis

The Group has applied a 50 basis point (2022: 50 basis point) increase and decrease to the revenue growth rates, terminal growth rates and discount rates used in the impairment testing. For Spain, Portugal and Karooooo Logistics, it does not result in impairment. However, for Mozambique, an increase of the discount rate, decrease of revenue growth rate or decrease in terminal growth rate by 50 basis point would result in an immaterial impairment.

9. DEFERRED TAX

		As of February 28
Figures in Rand thousands	Note	2023	2022

Deferred tax liabilities		(51,894)	(47,063)
Deferred revenue		59,402	58,137
Property, plant and equipment and capitalized commission assets		(144,007)	(144,782)
Lease obligations		4,812	4,690
ECL provision on trade receivables		17,238	21,887
Other		10,661	13,005

Deferred tax assets		60,919	58,383
Deferred revenue		4,856	540
Property, plant and equipment and capitalized commission assets		25,233	27,059
Tax losses		8,795	19,710
Lease obligations		2,903	1,303
ECL provision on trade receivables		8,890	3,953
Other		10,242	5,818

Total net deferred tax assets		9,025	11,320

Reconciliation of deferred tax assets/(liabilities)
At March 1		11,320	5,022
Acquisition of subsidiaries		-	(13,386)
Increase in deferred revenue temporary differences		5,417	13,912
Decrease in property, plant and equipment and capitalized commission assets temporary differences		(469)	(23,479)
(Decrease)/increase in tax losses temporary differences		(13,076)	8,887
Increase/(decrease) in lease obligation temporary differences		1,659	(6,365)
(Decrease)/increase in ECL provision on trade receivables temporary differences		(430)	13,855
Increase in other temporary differences		1,504	12,954
Translation adjustments		3,100	(80)
At February 28		9,025	11,320

Reconciliation of deferred tax balances
At March 1		11,320	5,022
Acquisition of subsidiaries		–	(13,386)
(Charge)/credit to income statement	24	(17,229)	19,764
Others		14,570	-
Translation adjustments		364	(80)
At February 28		9,025	11,320

Unrecognized deferred tax assets

The Group has not recognized deferred tax assets relating to available tax losses in start-up subsidiaries where the probability of future taxable income is uncertain. These potential deferred tax assets will be recognized and utilized in future periods as and when they meet the recognition criteria. The tax losses available from these subsidiaries are ZAR 116.2 million (2022: ZAR 6.2 million). Detailed budgets and forecasts have been prepared by management which support the recoverability of these tax losses. None of the tax losses expire in terms of local tax legislation.

Unrecognized deferred tax liabilities

No deferred tax liability is recognized on temporary differences of ZAR 1,194.7 million (2022: ZAR 1,484.7 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timings of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

10. INVENTORIES

	As of February 28
Figures in Rand thousands	2023	2022

Vehicles	75,843	25,369
Other consumables	3,316	-
Total inventories	79,159	25,369

Inventories recognized as an expense in cost of sales	218,847	59,213

11. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of February 28
Figures in Rand thousands	2023	2022

Amounts due from related parties	-	2,515
Trade receivables	485,740	448,212
Expected credit loss provision	(149,541)	(161,683)
	336,199	289,044
Other receivables
Deposits	11,811	6,386
Sundry debtors	24,739	9,131
Finance lease receivables	21,403	-
Subtotal	394,152	304,561

Prepayments	32,387	28,964
Other taxes	7,367	10,083
Total trade and other receivables and prepayments	433,906	343,608

Non-current	24,715	9,722
Current	409,191	333,886
	433,906	343,608

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

The Group has recognized a loss allowance of 100% (2022: 100%) against aged receivables, and debts are considered aged and not recoverable when they typically reach 360 or 450 days, depending on respective entities’ historical experiences.

With customers being afforded payment holidays and extended payment terms, the ageing profile of trade receivables has extended which in turn has resulted in the expected credit loss provision being increased. The method in providing for expected credit losses is consistent with prior years.

The average credit period extended to customers is 30 days (2022: 30 days). No interest is charged on outstanding trade receivables.

Credit quality of trade and other receivables

Information on credit quality of trade and other receivables is on Note 31.2 (a).

Reconciliation of the expected credit loss provision recognized with regard to trade and other receivables

	As of February 28
Figures in Rand thousands	2023	2022

At March 1	(161,683)	(101,066)
Allowance for expected credit losses, net	(87,541)	(88,482)
Amounts utilized	105,921	26,896
Translation adjustments	(6,238)	969
At February 28	(149,541)	(161,683)

During the year ended February 28, 2023, the Group entered into a finance leasing arrangement as a lessor for a property to a third party. The average term of finance leases entered into is five years. The following table shows the maturity analysis of the undiscounted lease payments to be received:

As of February 28
Figures in Rand thousands	2023

Maturities analysis
– within one year	4,078
– within two to four years	14,525
– over four years	2,800
Present value of lease payments	21,403

Non-current asset	17,325
Current asset	4,078
21,403

12. LOANS TO/(FROM) RELATED PARTIES

	As of February 28
Figures in Rand thousands	2023	2022

Non-current assets
Loans to related party	25,800	19,400

Current liabilities
Loans from related parties	(607)	(2,134)

Related party loans are unsecured, bear no interest and have no fixed terms of repayment. The fair value of these financial instruments approximates the carrying amount.

13. CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT

	As of February 28
Figures in Rand thousands	2023	2022

Cash on hand	398	2,175
Bank balances	318,630	717,935
Short-term deposits	646,762	11,638
Cash and cash equivalents in the consolidated statement of financial position	965,790	731,748
Bank overdrafts	(40)	(13,722)
Cash and cash equivalents in the consolidated statement of cash flows	965,750	718,026

Current assets	965,790	731,748
Current liabilities	(40)	(13,722)
	965,750	718,026

Information on cash flow management is included in Note 31.2 (b). Refer to Note 36 for information on the various facilities available to the Group.

14. OTHER FINANCIAL ASSETS

	As of February 28
Figures in Rand thousands	2023	2022

Non-current assets
Derivative – call option [1]	388	1,359

Current assets
Derivative – put option [2]	-	15,305
	388	16,664

[1]	Relates to the acquisition of Picup. See Note 28 for details.

[2]	Relates to the put option agreement entered with ultimate controlling shareholder to grant the Group the right to sell all its interest in Picup. The put option expired on August 31, 2022. As this is a transaction with owner, the fair value and subsequent changes fair value of the put option is recognized directly against retained earnings.

15. SHARE CAPITAL

	As of February 28
Figures in Rand thousands	2023	2022

Issued and fully paid 30,951,106 (2022: 30,951,106) ordinary shares of no par value	7,142,853	7,142,853

As discussed in Note 1, Karooooo acquired control of Cartrack when the loan from Zak to Karooooo was extinguished through the issuance of shares. The acquisition of control of Cartrack has been accounted for as a transaction under common control. The Company’s authorized and issued number of ordinary shares increased on November 18, 2020 to 20,332,894 shares as of February 28, 2021.

Karooooo listed on NASDAQ in April 2021 with 20,332,894 shares and issued additional 1,207,500 shares to public shareholders. On April 21, 2021, Karooooo bought out all of the minority shareholders of Cartrack and delisted Cartrack from the JSE. In terms of the reinvestment offer, investors who elected to remain invested in Cartrack received 1 Karooooo ordinary share for every 10 Cartrack ordinary shares owned on the JSE prior to the finalization of reinvestment offer. Karooooo concluded an inward secondary listing on the JSE on April 21, 2021 and issued another 9,410,712 ordinary shares to eligible Cartrack shareholders. The Company’s authorized and issued number of ordinary shares increased from 20,332,894 to 30,951,106 as at February 28, 2022.

The holder of ordinary shares is entitled to receive dividends as declared from time to time, and is entitled to one vote per share at meetings of the Company.

16. TERM LOANS

					As of February 28
Figures in Rand thousands	Notes	Currency	Interest rate	Maturity	2023	2022

Non-current liabilities
Interest-bearing loans[1]		ZAR	JIBAR + 2.05%	February 2024	-	20,003
Interest-bearing loans		ZAR	7.25%	February 2025	504	-
Interest-bearing loans		EUR	EURIBOR + 3%	December 2023	243	5,024
Mortgaged bonds	28	ZAR	Prime rate + 1.15%	December 2025	37,557	46,167
					38,304	71,194

Current liabilities
Interest-bearing loans		EUR	EURIBOR + 3%	December 2023	5,497	5,235
Mortgaged bonds	28	ZAR	Prime rate +1.15%	December 2025	16,146	12,921
					21,643	18,156
Total term loans					59,947	89,350

[1]	The ZAR interest-bearing loans were fully repaid on December 8, 2022.

As at February 28, 2023 and February 28, 2022, the Group met the loan covenants.

Reconciliation of movement of liabilities to cash flows arising from financing activities

Figures in Rand thousands	Loans from related parties	Other loans and borrowings	Lease liabilities	Total

Balance at March 1, 2022	2,134	89,350	112,078	203,562
Changes from financing cash flows	(1,625)	(30,532)	(56,617)	(88,774)
Proceeds from borrowings	315	502	–	817
Repayment of related parties loans	(1,940)	–	–	(1,940)
Repayment of term loans	–	(31,034)	–	(31,034)
Payment of lease liabilities	–	–	(56,617)	(56,617)
The effect of changes in foreign exchange rates	98	1,129	5,694	6,921

Other changes	–	–	59,572	59,572
Interest paid	–	(797)	(8,199)	(8,996)
New leases	–	–	59,572	59,572
Interest expense	–	797	8,199	8,996
Balance at February 28, 2023	607	59,947	120,727	181,281

Balance at March 1, 2021	891,977	15,930	98,684	1,006,591
Changes from financing cash flows	(845,003)	8,292	(47,201)	(883,912)
Proceeds from borrowings	–	110,000	–	110,000
Repayment of related parties loans	(845,003)	–	–	(845,003)
Repayment of term loans	–	(101,708)	–	(101,708)
Payment of lease liabilities	–	–	(47,201)	(47,201)
Acquisition of a subsidiary	–	66,047	–	66,047
The effect of changes in foreign exchange rates	(43,110)	(919)	(2,609)	(46,638)

Other changes	(1,730)	–	63,204	61,474
Interest paid	(1,730)	(4,317)	(6,249)	(12,296)
New leases	–	–	63,204	63,204
Interest expense	–	4,317	6,249	10,566
Balance at February 28, 2022	2,134	89,350	112,078	203,562

17. LEASE LIABILITIES

	As of February 28
Figures in Rand thousands	2023	2022

Maturities analysis
– within one year	52,843	47,294
– within two to four years	57,930	56,868
– over four years	9,954	7,916
Present value of lease payments	120,727	112,078

Non-current liabilities	67,882	64,784
Current liabilities	52,845	47,294
	120,727	112,078

It is Group policy to lease the various commercial properties occupied by the Group’s operations and certain motor vehicles are leased in terms of installment sale agreements. The average term of the installment sale agreements is between three to four years and interest is charged at prime linked interest rates. The Group’s obligations under instalment sale agreements are secured by the leased assets.

Property leases capitalized have an average lease term of four years and interest incurred is at an incremental borrowing rate of a similar asset. External sources of information were used to determine incremental borrowing rate of a similar asset. Total cash outflows for leases recognized in statement of cash flows ZAR 64.8 million (2022: ZAR 53.5 million, 2021: ZAR 52.3 million).

The Group leases office building, motor vehicles and IT equipment with contract terms less than twelve months. These leases are short-term. For the financial year ended February 28, 2023, the Group recognized lease payments of ZAR 6.2 million (2022: ZAR 8.2 million, 2021: ZAR 11.2 million) associated with these short-term leases as an expense on a straight-line basis over the lease term.

18. DEFERRED REVENUE

	As of February 28
Figures in Rand thousands	2023	2022

Beginning balance	326,404	246,765
Acquisition of subsidiary	–	2,678
Amounts deferred in current financial year	353,719	355,873
Amounts released to revenue in the current financial year	(304,541)	(277,939)
Translation adjustments	20,285	(973)
Ending balance	395,867	326,404

Non-current liabilities	112,185	108,256
Current liabilities	283,682	218,148
	395,867	326,404

Majority of subscription revenues are billed monthly in advance and then recognized in revenue as the service is provided. In most situations, ownership of all telematics devices remain with the Group. For customers who have paid for the hardware fees and service upfront, revenue is deferred and recognized over 60 months and the expected term of the customer relationship respectively.

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period.

	As of February 28
Figures in Rand thousands	2023	2022

Maturities analysis
– within one year	283,682	218,148
– within two to four years	107,558	103,026
– over four years	4,627	5,230
Present value of amounts received in advance	395,867	326,404

19. TRADE AND OTHER PAYABLES

	As of February 28
Figures in Rand thousands	2023	2022

Trade payables
Amounts due to related parties	13,081	8,963
Trade payables	137,400	90,387
Accrued expenses	121,784	115,198
	272,265	214,548

Other payables
Sundry creditors	22,918	14,754
Other taxes	44,566	30,896
Dividend payable to NCI	34,298	21,668
	374,047	281,866

The amounts due to related parties are unsecured, interest-free and repayable on demand.

Trade payables are non-interest bearing and are normally settled on 30 to 60 days term.

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

	Year ended February 28
Figures in Rand thousands	2023	2022	2021

Revenue from contracts with customers
Subscription revenue - Cartrack	3,003,931	2,565,745	2,209,017
Subscription revenue - Karooooo Logistics	6,141	2,420	–
Other revenue - Cartrack
Hardware sales	29,685	37,435	45,280
Installation revenue	29,278	21,321	20,511
Miscellaneous contract fees	13,746	12,299	15,735
Vehicle sales	250,845	67,310	–
Delivery service fees	173,441	39,621	–
Total revenue	3,507,067	2,746,151	2,290,543

Primary geographical markets
South Africa	2,730,401	2,123,153	1,681,928
Africa-Other	131,077	101,019	105,895
Europe	257,078	229,671	219,866
Asia-Pacific*, Middle East and USA	388,511	292,308	282,854
	3,507,067	2,746,151	2,290,543

Timing of revenue recognition
Products and services transferred at a point in time	323,554	177,986	81,526
Services transferred over time	3,183,513	2,568,165	2,209,017
Total revenue	3,507,067	2,746,151	2,290,543

*	Included in Asia-Pacific is revenue from Singapore amounted to ZAR 105.6 million (2022: ZAR 96.1 million, 2021: ZAR 98.6 million).

21. OPERATING PROFIT

		Year ended February 28
Figures in Rand thousands	Notes	2023	2022	2021

Operating profit is stated after accounting for the following charges:

Depreciation of property, plant and equipment	5	493,788	458,281	372,936
Amortization of capitalized commission assets	6	64,707	64,566	46,957
Amortization of intangible assets	7	51,143	39,078	25,856
Employee benefits expense [1]		865,831	720,606	396,369
Defined contribution plan		44,681	26,534	21,742

[1]	After offsetting government grant received ZAR nil (2022: ZAR 6.7 million, 2021: ZAR 16.7 million).

22. FINANCE INCOME

	Year ended February 28
Figures in Rand thousands	2023	2022	2021

Interest income from bank balances	23,255	6,083	4,358

23. FINANCE COSTS

	Year ended February 28
Figures in Rand thousands	2023	2022	2021

Lease liabilities	8,199	6,249	5,588
Term loans	797	4,317	2,711
Overdraft	291	794	870
Others	808	971	133
	10,095	12,331	9,302

24. TAXATION

		Year ended February 28
Figures in Rand thousands	Note	2023	2022	2021

Major components of the tax expense:
Current tax
Current year		250,606	208,141	160,751
Prior year		(4,671)	8,573	5,725
Other – Securities Transfer tax		–	–	200
		245,935	216,714	166,676

Deferred tax
Current year		15,972	(16,370)	36,184
Prior year		1,257	(3,394)	(19,188)
	9	17,229	(19,764)	16,996

Withholding tax		22,134	8,526	14,956

Total tax expense		285,298	205,476	198,628

Reconciliation between accounting profit and tax expense:
Profit before taxation		894,104	682,083	696,048
Tax at the applicable tax rate of 17% [1] (2022: 17%[1], 2021: 17%1)		151,998	115,954	118,328
Effect of different tax rates in foreign jurisdictions		91,841	66,257	71,122

Taxation effect of adjustments on taxable income:
Utilization of previously unrecognized tax losses		(2,239)	(982)	(1,332)
Tax incentive		(5,975)	(2,709)	(5,827)
Income not subject to tax		(4,184)	(270)	(219)
Non-deductible expenses		20,789	12,556	12,072
Recognition of previously unrecognized tax losses		(1,794)	(2,060)	–
Current year losses for which no deferred tax asset is recognized		14,085	1,040	2,791
Withholding tax		22,134	8,526	14,956
Securities transfer tax		–	–	200
Prior year tax under/(over) provision		(3,414)	5,179	(13,463)
Tax effect of deferred tax on decrease in tax rate		(594)	–	–
Others		2,651	1,985	–
Total tax expense		285,298	205,476	198,628

[1]	This is the corporate tax rate in Singapore.

25. TAXATION PAID

	Year ended February 28
Figures in Rand thousands	2023	2022	2021

Balance payable at beginning of the year	(32,100)	(10,203)	(16,458)
Acquisition of subsidiary	–	477	–
Current tax for the year recognized in profit or loss	(268,069)	(225,240)	(181,632)
Translation adjustments	(3,821)	341	–
Balance payable at end of the year	47,369	32,100	10,203
	(256,621)	(202,525)	(187,887)

26. DIVIDEND PAID

During the financial year ended February 28, 2022, no dividends were paid.

	Year ended February 28
Figures in Rand thousands	2023	2022	2021

Dividend paid by the Company to owner of the Company	(331,252)	–	(272,235)
Dividend paid by subsidiaries to NCI	–	–	(145,859)
Total dividend paid	(331,252)	–	(418,094)

Dividend per share

Dividend paid by the Company to owner of the Company

	Year ended February 28
	2023		2021
Figures in Rand thousands	Per share (ZAR)	Amount	Per share (ZAR)	Amount
Interim dividend	10.70	331,252	104,385.00	104,385
Final dividend	–	–	8.26	167,850
		331,252		272,235

Dividend paid by subsidiaries to NCI

	Year ended February 28
Figures in Rand thousands	2023		2021
Subsidiary	Per share (ZAR)	Amount	Per share (ZAR)	Amount
Cartrack Holdings Proprietary Limited	–	–	0.54	51,536
Cartrack Holdings Proprietary Limited	–	–	0.87	83,030
Cartrack Limitada	–	–	5.68	9,090
Found Proprietary Limited	–	–	20,000.00	1,020
Cartrack Polska.Sp.zo.o	–	–	119,019.27	1,183
		–		145,859

27. INTEREST IN SUBSIDIARIES

The following table lists the entities which are controlled by the Group.

Company Name	Held by	Country of incorporation	% holding 2023	% holding 2022
Cartrack Holdings Proprietary Limited[4]	Karooooo Ltd	South Africa	100.0	100.0
Carzuka.com Pte Ltd[1]	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Software Pte. Ltd.	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.0	100.0
Karooooo Cartrack Limited [11]	Karooooo Ltd	Uganda	100.0	-
Cartrack (Cambodia) Co. Ltd	Karooooo Management Company Pte. Ltd.	Cambodia	100.0	-
Carzuka Pte Ltd[1]	Carzuka.com Pte. Ltd.	Singapore	100.0	100.0
Karooooo Technologies Proprietary Limited[2]	Karooooo Proprietary Ltd	South Africa	100.0	100.0
Cartrack Management Services Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Insurance Agency Proprietary Limited[3]	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.0	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Purple rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Karooooo Logistics (Pty) Ltd[6]	Cartrack Holdings Proprietary Limited	South Africa	70.1	70.1
Cartrack Telematics Proprietary Limited[10]	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 1 (Pty) Ltd[1,7]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[1,10]	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 2 (Pty) Ltd[1,8]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	100.0
Karooooo Kenya Limited[5]	Cartrack Technologies Pte. Limited	Kenya	70.0	100.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0

Company Name	Held by	Country of incorporation %	holding 2023	% holding 2022
Cartrack Investments UK Limited[1]	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC.	Cartrack Technologies Pte. Limited	Philippines	100.0	100.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited[1]	Cartrack Technologies Pte. Limited	Zambia	100.0	100.0
Cartrack (Mauritius) Ltd[1]	Cartrack Technologies Pte. Limited	Mauritius	100.0	100.0
Cartrack Vietnam Limited Liability Company[1]	Cartrack Technologies Pte. Limited	Vietnam	100.0	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.Sp.zo.o	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack France SAS[9]	Cartrack Portugal S.A.	France	-	100.0
Cartrack Limitada[10]	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	80.0	80.0
Cartrack for Information Technology Company[1]	Cartrack Technologies LLC	Kingdom of Saudi Arabia	51.0	-

[1]	Dormant

[2]	Previously known as Cartrack Technologies Proprietary Limited

[3]	Previously known as Drive and Save Proprietary Limited

[4]	Previously known as Cartrack Holdings Limited

[5]	Previously known as Retriever Limited
[6]	Previously known as Picup Technologies Proprietary Limited
[7]	Previously known as Veraspan Proprietary Limited
[8]	Previously known as Zonke Bonke Telecoms Proprietary Limited
[9]	Liquidated on May 19, 2022
[10]

The Group considers Cartrack Limitada, Combined Telematics Services Proprietary Limited and Cartrack Telematics Proprietary limited as subsidiaries of the Group as the Group has the right to appoint majority of the directors on the Board of Directors of these entities through contractual shareholders' agreement. The Board of Directors of the companies direct the relevant activities of these entities. Accordingly, the Group is exposed to and has the rights to variable returns, and has the ability to affect those returns through the Board of Directors.

[11]	90% of the share capital of Karooooo Cartrack Limited is held by Karooooo Limited and the remainder 10% of the share capital is held by Karooooo Management Company Pte Limited.

Loans provided to subsidiary companies which require financial support have been subordinated in favour of third- party creditors of the underlying companies.

On September 1, 2021, Cartrack Holdings (Pty) Ltd acquired 70.1% of the shares and voting interests in Picup Technologies Proprietary Limited for a consideration of ZAR 70.1 million (see Note 28).

On September 24, 2021, Cartrack Technologies Pte. Limited acquired 49% of the shares and voting interest in Cartrack Technologies PHL. INC., for a cash consideration of PHP 9.2 million. As a result, the equity interest in Cartrack Technologies PHL. INC. increased from 51% to 100%.

On February 28, 2022, Cartrack acquired 100% of the shares and voting interests in Purple Rain Properties No. 444 Proprietary Limited for a consideration of ZAR 100 (see Note 28).

On June 15, 2022, the Group disposed of 30% of its interest in Karooooo Kenya Limited for a consideration of USD 380,000. An amount of ZAR 730,112, being the proportion share of the carrying amount of net assets in Karooooo Kenya Limited has been transferred to non-controlling interests.

28. ACQUISITION OF SUBSIDIARY

(i)	Karooooo Logistics (Pty) Ltd (formerly known as Picup Technologies Proprietary Limited)

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

The fair value and gross contractual amount of trade and other receivables is ZAR 11.0 million.

[1]	The intangible assets comprised of computer software, trade name and customer relationships estimated at ZAR 13.4 million. The computer software was valued based on replacement cost following review of the useful life. In measuring the fair value of the trade name and customer-related intangibles, relief-from-royalty method and multi-period excess earnings method were used. The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the technical know-how being owned. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

[2]	This relates to a call option agreement with the non-controlling shareholders of Picup to acquire additional 13% interest in Karooooo Logistics. The option is exercisable from September 1, 2024 and expires on February 29, 2028. The value of the call option as of February 28, 2023 is disclosed in Note 14.

(ii)	Purple Rain Properties No.444 Proprietary Limited

On February 28, 2022, the Group acquired 100% of the shares and voting interests in Purple Rain Properties No. 444 Proprietary Limited (“Purple Rain”) for a consideration of ZAR 100. The acquisition was accounted for as an asset acquisition as based on the concentration test, substantially all of the fair values of the gross assets is concentrated in properties of Purple Rain.

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

The carrying amount of Cartrack’s net assets in the Group’s consolidated financial statements on the date of acquisition was ZAR 435.1 million. Subsequent to the acquisition of the remaining 31.9% stake in Cartrack, there is no material non-controlling interest as at February 28, 2023 and February 28, 2022.

The following table summarizes the information relating to the Group’s subsidiary that has a material NCI, before intra-group eliminations as at February 28, 2021:

Cartrack Holdings Proprietary Limited
Figures in Rand thousands	As of February 28, 2021

NCI percentage	31.9%
Principal place of business	South Africa

Revenue	2,290,543
Profit for the year after tax	542,338
Other comprehensive income	(12,942)
Total comprehensive income	529,396

Profit attributable to NCI	179,237
Other comprehensive income attributable to NCI	(8,094)
Total comprehensive income attributable to NCI	171,143

Non-current assets	1,588,204
Current assets	453,576
Current liabilities	(533,914)
Non-current liabilities	(198,430)
Net assets	1,309,436
Net assets attributable to NCI	427,133

Cash flows from operating activities	955,309
Cash flows from investing activities	(517,691)
Cash flows from financing activities	(500,629)
Net decrease in cash and cash equivalents	(63,011)

Dividends paid to NCI	(145,859)

30. RELATED PARTIES

In addition to the information disclosed in Notes 11, 12 and 19 in the financial statements, the following transactions took place between the Group and related parties at the terms agreed between parties:

Transactions with related parties

	Year ended February 28
Figures in Rand thousands	2023	2022	2021

Sales to related parties	(20,139)	(28,915)	(24,901)
Purchases from related parties	92,520	98,032	54,470
Rent paid to related parties	6,121	13,697	18,260
Interest paid to related party	–	–	2,048

Information regarding the key management and prescribed officers is detailed in Note 34.

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

The capital structure of the Group consists of debt, which includes the borrowings and lease obligations disclosed in Note 16 and 17 respectively, cash and cash equivalents and bank overdraft disclosed in Note 13, and equity as disclosed in the consolidated statement of financial position.

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

Expected credit losses on financial assets recognized in profit or loss were as follows:

	Year ended February 28
Figures in Rand thousands	2023	2022	2021

Expected credit loss provision on trade receivables arising from contracts with customers	87,541	88,482	80,842

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

The following table provides information about the expected credit loss rate for trade receivables by ageing category:

Figures in Rand thousands	Expected credit loss rate	Gross carrying amount	Impairment loss allowance

At February 28, 2023
Since invoicing	7%	195,058	13,177
1 month since invoicing date	18%	51,655	9,434
2 months since invoicing date	25%	29,777	7,328
3 months since invoicing date	57%	209,250	119,602
Total	31%	485,740	149,541

Figures in Rand thousands	Expected credit loss rate	Gross carrying amount	Impairment loss allowance

At February 28, 2022
Since invoicing	7%	148,625	10,139
1 month since invoicing date	14%	47,681	6,661
2 months since invoicing date	22%	26,329	5,729
3 months since invoicing date	61%	228,092	139,154
Total	36%	450,727	161,683

Cash and cash equivalents

The Group held cash and cash equivalents of ZAR 965.8 million as at February 28, 2023 (2022: ZAR 731.7 million). The cash is held with major banks and financial institutions which are rated and regulated in each country. None of the bank’s holding deposits show financial strain. Impairment on cash and cash equivalents at bank has been measured on a 12-month expected loss and reflect the short maturity of the exposures. The Group considers that its cash and cash equivalents at bank have low credit risk and the amount of the allowance to be insignificant.

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

Figures in Rand thousands	Less than 1 year	2 years	3 years	4 years	>5 years	Total

At February 28, 2023
Term loans	21,993	18,352	17,596	15,751	–	73,692
Lease obligations	56,511	37,454	15,084	11,180	10,271	130,500
Trade and other payables	329,481	–	–	–	–	329,481
Loans from related parties	607	–	–	–	–	607
Bank overdraft	40	–	–	–	–	40

At February 28, 2022
Term loans	22,408	43,884	17,938	16,036	–	100,266
Lease obligations	50,821	42,853	17,305	4,733	8,333	124,045
Trade and other payables	250,970	–	–	–	–	250,970
Loans from related parties	2,134	–	–	–	–	2,134
Bank overdraft	13,722	–	–	–	–	13,722

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

The Group does not apply hedge accounting.

Exposure to currency risk

The summarized quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

Figures in Rand thousands	USD	EUR	SGD

At February 28, 2023
Trade and other receivables	104,583	40	433
Loan from related parties	114,186	80,342	–
Loan to related parties	(229,229)	–	(20,040)
Cash and cash equivalents	61,780	2,337	560
Trade and other payables	(50,581)	(5,846)	(8,135)
	739	76,873	(27,182)

At February 28, 2022
Trade and other receivables	62,247	228	–
Loan from related parties	86,159	71,994	32,085
Loan to related parties	(112,334)	–	(7,227)
Cash and cash equivalents	144,173	9,618	1,880
Trade and other payables	(53,609)	(5,286)	(2,299)
	126,636	76,554	24,439

Sensitivity analysis

A strengthening/weakening of the ZAR against the USD, EUR and SGD, at year-end would have impacted the measurement of financial instruments denominated in a foreign currency, equity and profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant. A factor change of 10% has been applied to the exchange rates.

Figures in Rand thousands	Strengthening of ZAR	Weakening of ZAR

February 28, 2023
USD	(74)	74
EUR	(7,687)	7,687
SGD	2,718	(2,718)
	(5,043)	5,043

February 28, 2022
USD	(12,664)	12,664
EUR	(7,655)	7,655
SGD	(2,444)	2,444
	(22,763)	22,763

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

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBORs”) with alternative nearly risk-free rates (referred to as “IBOR reform”). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. The Group’s exposure to interest rate risk relates primarily to the Group’s loan obligations with variable interest rates as follow:

●	The term loan with Caixa Geral Depositos de S.A attracts interest at a rate of 3% p.a plus 12-month Euro Interbank Offered Rate (“EURIBOR”). The reform of EURIBOR was completed and as a result it can continue to be used as a reference rate.

●	The term loan with Standard Bank South Africa attracts interest at a rate of 2.05% plus 3-month Johannesburg Interbank Average Rate (“JIBAR”). To-date, no fixed date has been set for the cessation of JIBAR by South Africa Reserve Bank. There is uncertainty over the timing and the methods of transition for replacing the existing benchmark IBORs with alternative rates.

●	The mortgaged loan with First National Bank attracts interest at a rate of 1.15% p.a plus prime rate. There is uncertainty over the timing and the methods of transition for replacing the existing prime rate with alternative rates.

No financial instruments were entered into to mitigate the risk of interest rate movements.

Interest rate sensitivity

The following table illustrates the effects on Group’s earnings and equity, all other factors remaining constant. A factor of 1% has been applied to the interest rates:

	As of February 28
Figures in Rand thousands	2023	2022

Effect on profit before tax (1% increase)	(599)	(893)
Effect on profit before tax (1% decrease)	599	893

32. ANALYSIS OF ASSETS AND LIABILITIES BY FINANCIAL INSTRUMENT CLASSIFICATION

The following table shows the carrying amounts and classification of financial assets and financial liabilities. The carrying amounts approximate their fair values.

		As of February 28
Figures in Rand thousands	Notes	2023	2022

Financial assets (at amortized cost)
Loans to related party	12	25,800	19,400
Trade and other receivables (excludes prepayments and other taxes)	11	376,827	304,561
Cash and cash equivalents	13	965,790	731,748
		1,368,417	1,055,709

Financial assets (at fair value)
Other financial assets	14	388	16,664

Financial liabilities (at amortized cost)
Loans from related parties	12	607	2,134
Trade and other payables (excludes other taxes)	19	329,481	250,970
Term loans	16	59,947	89,350
Bank overdraft	13	40	13,722
		390,075	356,176

33. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value hierarchy

The Group categorizes fair value measurement using a fair value hierarchy that is dependent on the valuation inputs used as follows:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Unobservable inputs for the asset or liability

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets and liabilities measured at fair value

As of February 28, 2023, Derivative – call option (Note 14) was measured at level 3 fair value.

The fair value of the underlying share of Picup is determined using discounted cash flow model. The key unobservable inputs of the discounted cash flow are as disclosed in Note 8.

Assets and liabilities not measured at fair value, for which fair value is disclosed

As of February 28, 2023, the fair value of loan to related party as disclosed in the table below is based on significant unobservable inputs (Level 3) and have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

		As of February 28, 2023
Figures in Rand thousands	Notes	Carrying amount	Aggregate fair value

Loan to related party	12	25,800	24,112

Fair value of financial instruments by classes that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

Cash and cash equivalents (Note 13), trade and other receivables (Note 11), trade and other payables (Note 19), term loans (Note 16), loans from related parties (Note 12), and lease liabilities (Note 17). The carrying amounts of these financial assets and liabilities are reasonable approximation of fair values as they are short term in nature, market interest rate instruments.

Fair value of financial instrument classes that are not carried at fair value and whose carrying amounts are not reasonable approximation of fair value

There are no financial instruments that are not carried at fair value and whose carrying amounts are not reasonable approximation of fair value.

34. DIRECTORS AND KEY MANAGEMENT PERSONNEL EMOLUMENTS

Key management personnel compensation comprised the following:

	Year ended February 28
Figures in Rand thousands	2023	2022	2021

Short-term employee benefits	16,557	13,109	27,775
Post-employment benefits	378	276	590
	16,935	13,385	28,365

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to directors and key management personnel.

35. BASIC AND DILUTED EARNINGS PER SHARE INFORMATION

Basic and diluted earnings per share

The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.

	Year ended February 28
Figures in Rand	2023	2022	2021

Basic earnings
Profit attributable to ordinary shareholder of Karooooo (ZAR ’000)	597,153	449,953	318,183

Weighted average number of ordinary shares issued	30,951,106	29,528,020	20,332,894

Basic and diluted earnings per share (ZAR)	19.29	15.24	15.65

Diluted earnings per share

There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share.

36. FUNDING FACILITIES

Cartrack Proprietary Limited (“CTSA”) has entered into funding agreements with The Standard Bank South Africa Limited (“SBSA”) and Mercantile Bank, a division of Capitec Bank Limited (“Mercantile”) as follows: The SBSA facility comprises a ZAR 925 million revolving credit funding facility (the “Loan”), of which ZAR 75.0 million is committed and ZAR 850 million is uncommitted. The final repayment date of the Loan is three years from the commencement date. Interest is levied at a rate of 3 months JIBAR plus margin. A guarantee has been provided by Cartrack and Cartrack Manufacturing Proprietary Limited (“CTM”). Security has been provided by Cartrack, CTSA and CTM in the form of a pledge and cession of certain rights in favor of the lender, including shares held in South African entities, all claims, bank accounts, cash and cash equivalent investments, intellectual property, insurance policies and insurance proceeds. At February 28, 2023, ZAR Nil (2022: ZAR 20 million) was utilized.

The Mercantile facility comprises an unsecured short-term overdraft facility of ZAR 75.0 million at the bank’s prime lending rate of 11.75% (2022: 7%) per annum. No security is provided on this facility. At February 28, 2023, ZAR Nil (2022: ZAR 13.7 million) was utilized.

37. COMMITMENTS

Other than the lease commitments disclosed in Note 17, as at February 28, 2023, the Group has commitments for capital expenditure of ZAR 45.0 million (2022: ZAR 13.8 million), relating to the redevelopment of its head office suite for South Africa. The total estimated redevelopment cost is ZAR 294 million.

38. SUBSEQUENT EVENTS

In March 2023, for strategic reasons, the group acquired 76% of Cartrack Swaziland (Proprietary) Limited, from its existing franchisees for a purchase consideration of ZAR 9.1 million.

On May 8, 2023, the Board of Directors declared an interim dividend of 85 U.S. cents per ordinary shares which shall be payable entirely out of the Karooooo Ltd’s retained earnings.