Form 20-F
period 2024-02-29
Karooooo Ltd.
filed 2024-06-13
CIK 1828102

As filed with the Securities and Exchange Commission on June 13, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended February 29, 2024

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

30,900,000 shares of Common Stock as of February 29, 2024

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

All references in this annual report to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America, all references to “R”, “rand” and “ZAR” refer to the currency of South Africa and all references to “S$” or “Singapore dollar” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this annual report are in rand. Our financial year ends on February 28 or February 29 of each year. References in this annual report to a financial year, such as “financial year 2024,” relate to our financial year ended on February 28 or February 29, as applicable, of that calendar year.

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

Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include, but are not limited to, the risks described under “Risk Factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our ability to acquire new subscribers and retain existing subscribers;

●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, geopolitical tensions, and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, upon our and our customers’ and partners’ respective businesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors”.

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

A summary of the risk factors is followed by a detailed description of each risk factor.

RISK FACTOR SUMMARY

Risks Relating to Our Business and Operations

●	We may not be able to add new customers and retain existing customers, which could have a material adverse effect on our ability to grow our business and increase revenue.

●	We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.

●	The effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, geopolitical tensions, and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, could have a material adverse effect on our business, financial condition and results of operations.

●	Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect the results of our operations.

●	Our inability to successfully recover should we experience a disaster or other business continuity issue could cause material financial loss, loss of human capital, regulatory actions, reputational harm and/or legal liability.

●	The market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

●	An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our SaaS platform, which could have a material adverse effect on our revenue.

●	Our dependence on various lead generation programs could adversely affect our operating results if we are required to pay more for such programs or we are unable to attract new customers at the same historic rate.

●	If we are unable to successfully convert customer sales leads into customer sales on a cost-effective basis, our revenue and results of operations would be adversely affected.

Risks Relating to Our Reliance on Third Parties

●	The conduct of security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.

●	We depend on certain key component suppliers, telemetry and video hardware vendors and OEM’s as part of our hardware manufacturing process, procurement and customer acquisition process. An interruption in the supply of components, third party hardware vendors and OEM fitted telemetry could impair our customer acquisition process.

Risks Relating to Our Growth Strategy

●	We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

●	We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

●	Investments into our SaaS platform and technology infrastructure may not yield the desired results.

●	If we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

●	Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity

●	Evolving regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditure on compliance measures or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

●	Any significant disruption in service on our SaaS platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

●	Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.

Risks Related to Legal Proceedings

●	We may incur material losses and costs as a result of lawsuits or claims that may be brought against us which are related to product liability, warranty, product recalls, client service interruptions or other matters, and any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

Risks Relating to Our Operations in South Africa and Other Emerging Markets

●	We conduct a material amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

Risks Relating to Investments in Singapore Companies

●	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Risks Relating to Our Ordinary Shares

●	Our stock price may fluctuate and you could lose all or a significant part of your investment.

●	As a foreign private issuer and “controlled company” within the meaning of the Nasdaq rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

●	If we fail, for any reason, to effectively or efficiently maintain proper internal control procedures for compliance with Section 404 of the Sarbanes Oxley Act of 2002 (“SOX”), or Section 404, such failure could materially and adversely affect our business, results of operations and financial condition.

RISK FACTORS

Risks Relating to Our Business and Operations

We may not be able to add new customers and retain existing customers, which could have a material adverse effect on our ability to grow our business and increase revenue.

We market and sell our mobility data analytics solutions to a wide range of customers, from consumers and sole proprietors to small and medium-sized businesses and large enterprises. To grow our revenue, we must continue to add new customers and subscribers. Our strategy is to increase new subscription sales by increasing penetration in our existing markets and with existing customers, upgrading and enhancing our platform and solutions and by opportunistically entering new markets that represent a potential source of demand. Our success in adding new customers may be tied to a number of factors, including demand for our SaaS platform, the rate of new vehicle sales, the success of our sales and marketing campaigns, our ability to generate leads, our relationships with channel partners, price and service competition, general economic conditions and, in the case of our safety and security services, the real and perceived threat of vehicle theft and discounts offered by insurers for risk mitigation.

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

We generally sell our SaaS platform services pursuant to subscription agreements with an initial minimum term of 36 months. The majority of these agreements provide for automatic renewal on a month-to-month basis thereafter unless the customer elects otherwise. Our customers have no obligation to renew these agreements after the expiration of the initial term or any renewal term. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them or expand our relationship with them and, as a result, our revenue and growth could be materially and adversely affected. Customers may choose to cancel or not renew their subscriptions for a number of reasons, including the belief that our solutions are not required for their personal or business needs or are otherwise not cost-effective, a desire to reduce discretionary spending, a belief that our competitors’ solutions provide better value, an economic downturn in their industries or the markets in which they operate, and customers may not renew their subscriptions when they refresh their fleet with new vehicles. Large enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease. Additionally, our customers may cancel or not renew for reasons entirely out of our control, such as the dissolution of their business or personal financial distress.

Part of our growth strategy is to retain customers and drive margin expansion by providing enhanced and additional software solutions to our existing customers while keeping our costs low. Our ability to provide an advanced software platform to existing customers in a cost-effective manner depends, in significant part, on our ability to anticipate industry evolution, practices and standards and to continue to enhance our platform and existing software solutions, such as integration with fuel cards, GPS navigation devices, as well as various third-party software and products manufactured by original equipment manufacturers (“OEMs”), or partnership with vehicle insurance providers, or to introduce or acquire new software features on a timely basis to keep pace with technological developments both within our industry and in related industries, including integration with developing technologies and platforms such as artificial intelligence (“AI”), machine learning and big data analytics. However, we may prove unsuccessful either in developing new software features or in expanding the third-party software and products with which our SaaS platform integrates, such third-party software and products may become incompatible or replace our solutions, and such efforts may not be cost-effective – See “Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.” In addition, the success of any enhancement or new feature depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or feature. Any new software applications or features we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, better anticipates the innovation and integration opportunities in related industries or implements them in a more cost-effective manner, those competitors may be able to provide more effective or less expensive solutions than ours, which may also negatively affect our ability to retain our existing customers and drive margin expansion.

The effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, conflict in the Middle East, geopolitical tensions involving China, and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, could have a material adverse effect on our business, financial condition and results of operations.

Our growth strategy involves the further expansion of our operations and customer base internationally. Any extended period of global and economic disruption resulting from a pandemic, the ongoing Russia-Ukraine conflict, conflict in the Middle East, other geopolitical tension and macroeconomic events such as financial institution failures, create increased uncertainty and strain on the global economy and could have a material adverse effect on our business, financial condition and results of operations.

The ongoing conflict between Russia and Ukraine and conflict in the Middle East, may adversely impact the economies of neighboring countries, such as Poland, in which we have a presence. Any increase in tensions between China and Taiwan, or other countries, including threats of military actions or escalation of military activities, could adversely affect our supply chain partners’ operations in these areas – See “We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply of components could impair our production capacity and affect hardware manufacturing output adversely affecting distribution.”

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

Similarly, the ongoing Russia-Ukraine conflict, conflict in the Middle East, other geopolitical tension and macroeconomic events such as financial institution failures cause increased uncertainty and strain on the global economy. Such events and circumstances are subject to significant volatility and may exacerbate other risks described in this “Risk Factors” section or otherwise directly or indirectly impact our business in unpredictable ways.

Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.

The industry in which we operate, and related industries, are characterized by rapid technological change, frequent introductions of new applications and evolving industry standards. In addition to the telematics or fleet management industry, we are subject to changes in the automotive software and technology industry with rapid technological advancement to mobile handsets, multi-functional driver terminals, on-board cameras, advanced driver-assistance systems (“ADAS”) and workflow management software. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as mobile handsets have evolved to include GPS tracking technology, they have become competitors against our solutions. Additionally, ADAS technology, with embedded AI, may have features that are similar to or overlap with our solutions. Furthermore, major gains in fuel efficiency and electronic automobiles may lead to a relative decrease in the demonstrable return on investment of our solutions as perceived by our customers. If we are unable to adapt to rapid technological change, it could have a material adverse effect on our results of operations and our ability to remain competitive.

Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.

Our platform integrates with third-party software and devices to allow our platform to perform key functions. For example, we offer integration with work-flow software products, such as business intelligence software, enterprise resource planning systems, routing and scheduling and freight management logistics billing systems, among others. Although to date this integration has been accomplished using application programming interfaces (“API”), other open software interfaces and simple physical linkages, we cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products as easily in future or without additional cost. Newer vehicles and devices may be developed which include different ports and do not allow for our platform to be integrated through simple physical linkages. Further, the risk exists that undetected errors, viruses or bugs may be present in third-party software that our customers use in conjunction with our platform.

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

Two critical links in our current solutions are between telematics devices and GPS or equivalent Global Navigation Satellite Systems (“GNSS”) such as Glonass, Galileo and Quasi-Zenith Satellite System (“QZSS”) and between telematics devices and cellular networks, which allow us to obtain location data and transmit it to our system. Increases in the fees charged by cellular carriers for data transmission or changes in the cellular networks, such as a cellular carrier discontinuing support of the network currently used by our telematics devices, requiring retrofitting of our telematics devices, could increase our costs and impact our profitability. We have initiated a process to migrate new installations to the next generation of cellular network compatibility in order to maximize expected useful life of our telematics devices, however, cellular carriers could in the future migrate allotted bandwidth from one network to another. Also, while we have included the ability to store GPS data in our telematics devices in case of temporary cellular network connectivity failure, widespread disruptions or extended failures of the cellular networks would materially and adversely affect our solutions’ functionality and utility and harm our financial results.

GPS-equivalent services like Glonass, Galileo and QZSS are satellite-based positioning systems consisting of a constellation of orbiting satellites. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage and it is not certain that the various government agencies will remain committed to the operation and maintenance of such satellites over a long period. In addition, technologies that rely on GPS or Glonass, Galileo and QZSS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of such satellites and, in turn, our solutions. The GPS satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals, but we cannot provide assurance that they will not do so in the future. It is also possible that agencies that operate GPS equivalent services like Glonass, Galileo and QZSS begin to charge users for access. Any such disruption, failure or increase in costs could impede the functionality and/or cost of our solutions which could have a material adverse effect on our financial condition and results of operations.

The 5G market may take longer to materialize than we expect or, if it does materialize rapidly, we may not be able to meet customer expectations and timelines.

Growth of the 5G market and its emerging standards, including the newly defined 5G NR (New Radio) standard, is accelerating. If the market materializes faster than expected, we may have difficulty introducing new solutions in a timely manner to meet customer demands. The 5G market may require us to design hardware that meets certain technical specifications. We may have difficulty meeting such specifications and within the expected timelines. 5G markets will develop at different rates and we may encounter challenges to varying degrees in different countries. If are unable to manage challenges related to 5G markets and related opportunities, it could have a material adverse effect on our financial condition and results of operations.

Our inability to successfully recover should we experience a disaster or other business continuity issue could cause material financial loss, loss of human capital, regulatory actions, reputational harm and/or legal liability.

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

For example, due to historic levels of relative under-investment in infrastructure, in particular, electricity, the South African government owned power utility, Eskom, has continued electricity rationing and planned blackouts due to its inability to meet electricity demand. Although we have made contingency arrangements for use of generators at our various locations, the lack of a constant, reliable supply of electricity could have a material adverse effect on our business, financial condition and results of operations.

Even with our disaster recovery arrangements, our services could be interrupted. Our suppliers and customers are also subject to the risk of catastrophic events. In those circumstances, our ability to deliver our services in a timely manner, as well as the demand for our solutions, may be adversely impacted by factors outside our control. If our systems were to fail or be negatively impacted as a result of a natural disaster, pandemic or other catastrophic event, the ability to deliver our services to our customers would be impaired, our reputation could suffer and we could be subject to contractual penalties.

The market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

The market for SaaS fleet management solutions, including tracking and mobility solutions is characterized as highly fragmented, consisting of a significant number of vendors, competitive and rapidly changing. Competition in such markets is based primarily on the level of difficulty in installing, using and maintaining solutions, total cost of ownership, product performance, functionality, interoperability, brand and reputation, distribution channels, industries and the financial resources of the vendor. We expect competition in such markets to intensify in the future with the introduction of new technologies and market entrants.

The market for SaaS fleet management solutions is highly competitive. Our growth will depend, in part, on a combination of the continued growth in the market for these solutions, our ability to increase our market share, and our customers’ continued operation in the regions in which we operate. We compete with a number of companies in each of the geographic markets in which we operate, some of which have established sizable market shares in the relevant markets. We expect competition to intensify in the future with the introduction of new technologies, the use of mobile devices and new market entrants from outside the telematics industry, such as enterprise software vendors or large technology companies expanding into the space. As competition intensifies, we expect that price competition for telematics solutions, including SaaS fleet management solutions will intensify, which could cause our revenues to decline and have a material adverse effect on our results of operations.

For example, mobile service providers and global software platforms, such as Google, provide limited services at lower prices or at no charge, such as basic GPS based mapping, tracking and turn-by-turn navigation that could be expanded or further developed to more directly compete with our SaaS fleet management solutions. In addition, wireless carriers, such as Verizon, offer SaaS fleet management solutions that benefit from the carrier’s scale and cost advantages, which we may be unable to match. Similarly, vehicle OEMs may provide factory embedded or after-market installed devices and effectively compete against us by directly or indirectly partnering with other fleet management service providers. Furthermore, companies such as Google, Amazon and others, have substantially greater financial, technical and marketing resources, relationships with large vendor partners, larger global presence, larger customer bases, longer operating histories, greater brand recognition and more established relationships than we do and may decide to compete in the market for SaaS fleet management and telematics solutions.

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

The market for SaaS fleet management solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for fleet management solutions include:

●	the effectiveness and reliability of the software platforms;

●	fluctuations in fuel and vehicle maintenance costs, which are significant drivers of customer demand for SaaS fleet management solutions;

●	assumptions regarding general mobile workforce inefficiency and the extent to which efficiency can be improved through SaaS fleet management solutions;

●	the extent of governmental and regulatory burden placed on the fields of transportation and occupational health and safety;

●	the price, performance, features, functionality and availability of solutions that compete with ours; and

●	our ability to maintain high levels of customer satisfaction.

Failure of businesses to adopt SaaS fleet management solutions could have a material adverse effect on our business, results of operations and financial condition.

Automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles could adversely affect demand for our solutions.

New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers’ discretionary spending or an increase in new vehicle tariffs, taxes or fuel prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in vehicle production levels or sales of new vehicles in the markets in which we operate could result in a long-term decrease in the overall number of vehicles, and consequently, a decrease in our total addressable market, resulting in reduced demand for our solutions which could have a material adverse effect on our business, results of operations and financial condition.

The automotive industry is also increasingly focused on the development of AD and ADAS technologies, including the utilization of artificial intelligence, with the goal of developing and introducing a commercially viable, fully automated driving experience. There has also been an increase in consumer preferences for mobility on demand (“MoD”) services, such as vehicle and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita and sales of new vehicles. A reduction in the number of vehicles per capita and sales of new vehicles could reduce our addressable market for solutions.

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

Certain OEMs have begun embedding technology similar to our own technology in new vehicles prior to their initial sale, creating the potential for products and services that may overlap with our SaaS platform. This may preclude us from increasing sales to customers purchasing such vehicles. The inability to market and sell our solutions to new customers or partner with OEMs to embed our solutions into their devices prior to their initial sale could have a material adverse effect on our ability to grow our subscriber base and increase revenue.

Our dependence on various lead generation programs could adversely affect our operating results if we need to pay more for such programs or we are unable to attract new customers at the same rate.

We use a number of lead generation channels to promote our SaaS platform, along with inside sales and field sales teams. Significant increases in the costs of one or more of our lead generation channels would increase our overall lead generation costs or cause us to choose less expensive and perhaps less effective channels. For example, a portion of our potential customers locate our website through search engines and social media platforms, representing one of the most efficient means for generating cost-effective customer leads. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website or lead pages. In addition, the cost of purchased listings has increased in the past and may continue to increase in the future. In regions where we are reliant on inside sales and field sales teams, an increase in labor costs may increase our lead generation costs and cost of customer acquisition. As we add to, or change, the mix of our lead generation strategies, we may need to expand into channels with significantly higher costs than our current channels, which could have a material adverse effect on our cost of subscriber acquisition and results of operations. If we are unable to maintain effective advertising programs, our ability to attract new customers could be materially and adversely affected, and our advertising and marketing expenses could increase substantially, further affecting our results of operations.

If we are unable to successfully convert customer sales leads into customers on a cost-effective basis, our revenue and results of operations would be adversely affected.

We generate a substantial amount of our revenue from the sale of subscriptions to our SaaS platform. In order to grow, we must continue to efficiently and cost effectively convert customer leads, many of whom have not previously used SaaS fleet management platforms, into customers.

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

An actual or perceived reduction in theft rates may adversely impact demand for certain of our applications, which could result in a loss of customers and a decline in growth.

Demand for our vehicle tracking and asset recovery solutions is influenced by prevailing or expected theft rates. Vehicle theft rates may decline as a result of various factors, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures and improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in our markets decline significantly, or if vehicle owners or insurance companies believe that vehicle theft rates have declined or are expected to decline, demand for some of our SaaS platform applications may decline, which could result in a loss of customers and a decline in growth.

We are subject to the risk of defaults by our customers and business partners.

Entering into subscription agreements with customers, particularly consumers and sole proprietors whose credit may not be as strong as that of our large enterprise clients, exposes us to credit risk in the event of customer defaults, and we may not be paid all amounts due under our subscription agreements. In deciding whether to enter into subscription agreements with prospective customers, we may rely on information furnished by or on behalf of them. We may also rely on representations of those prospective customers as to the accuracy and completeness of that information. The inaccuracy of such information or representations affects our ability to accurately evaluate the credit risk of a customer, and an increase in the default rates of our customers could have a material adverse effect on our business, results of operations and financial condition.

In addition, bank failures in the United States and Europe have caused uncertainty across the global banking sector and financial markets. If other banks and financial institutions wind down and liquidate, enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our customers and business partners may face difficulties accessing cash, cash equivalents or financing, which would lead to an increase in default rates and could have an adverse effect on our business, results of operations and financial condition.

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

We work with local law enforcement authorities and licensed security officers to recover our customers’ stolen vehicles. These recovery teams are armed and undergo training on recovery procedures including conflict management and the controlled use of force in response to threats, including being the target of gunfire by vehicle theft suspects.

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

Since September 01, 2018, less than 0.035% of SVR operations conducted by our subcontractor have resulted in injury or death, as a result of weapons discharge up until February 29, 2024. While in each of these incidents local law enforcement authorities determined that the contracted security personnel engaged in the action acted lawfully and in compliance with the policies and procedures outlined in our service level agreement with the contractor, there can be no assurance that a later determination will not find fault on the part of such security personnel.

In light of the nature of SVR operations, future incidents in which force is required are likely to occur. If the security personnel engaged in such SVR operations are found to be at fault in any similar incident in the future, it could result in civil and/or criminal liability for us, including monetary damages or other penalties. Even if we are not found liable, we could suffer reputational harm if we are negatively associated with such incidents. While we have policies and procedures in place governing the use of force by our service provider, there can be no assurance that these policies and procedures, even if followed, would entirely mitigate any resulting reputational harm or civil and/or criminal liability that may result from an incident.

Our financial results are affected directly by the operating results of our licensees and their employees, over whom we do not have direct control.

Our operations in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, which are conducted by independent businesses that are licensees pursuant to franchise agreements with us, comprised 0.1% of our revenue in the year ended February 29, 2024 and 0.1% of our revenue in the year ended February 28, 2023. Our licensees generate revenue in the form of hardware and subscription revenue billed to customers. Accordingly, our financial results depend in part upon the operational and financial success of our licensees. We may have to terminate licensees due to various reasons, including non-payment. Additionally, if licensees fail to renew their license agreements, or if we decide to restructure license agreements in order to induce licensees to renew these agreements, then our revenues may decrease, and profitability from new licensees may be lower than in the past due to reduced royalties and other incentives we may need to provide.

We rely in part on our licensees and the manner in which they operate their locations to develop and promote our business in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe. In March 2023, for strategic reasons, we acquired 76% of Cartrack Swaziland (Proprietary) Limited (Eswatini), from its existing licensees. Although we have developed criteria to evaluate and screen prospective licensees, we cannot be certain that our licensees will have the business acumen or financial resources necessary to operate successful businesses in their franchise areas and local laws may limit our ability to terminate or modify these franchise agreements. Moreover, despite our training, support and monitoring, licensees may not successfully operate in a manner consistent with our standards and requirements or may not hire and train qualified personnel. The failure of our licensees to operate their franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective licensees, which could have a material adverse effect on our business, financial condition or results of operations.

Our licensees and their employees could take actions that could harm our business.

Our licensees are independent businesses and the employees who work for our licensees are not our employees, nor do we exercise control over their day-to-day operations. Our licensees may not operate their businesses in a manner consistent with industry standards or may not attract and retain qualified employees. If licensees were to provide diminished quality of service to customers, engage in fraud, misappropriation, misconduct or negligence or otherwise violate the law, including with respect to any laws relating to sanctions, our brand and reputation may suffer materially, and we may become subject to liability claims based upon such actions of our licensees and their employees.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our licensees, our growth strategies or the ordinary course of our business or our licensees’ business. Other incidents may arise from events that are, or may be, beyond our control and may damage our brand, such as actions taken (or not taken) by one or more licensees or their employees relating to health, safety, welfare or other matters, litigation and claims, failure to maintain high ethical and social standards for all of our operations and activities, failure to comply with local laws and regulations and illegal activity targeted at us or others. Our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us, which may result in a decrease in our revenue, which in turn would materially and adversely affect our business, financial condition and results of operations.

We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply of components could impair our production capacity and affect hardware manufacturing output, thereby adversely affecting distribution.

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

We have in the past experienced, and may in the future experience, component shortages and the predictability of the availability of these components may be limited. For example, we utilize semiconductor chips in certain of the hardware products that we manufacture. Over the last several financial years, there has been an ongoing global silicon component shortage, which has resulted in increases in the cost of devices and components and delays in shipments of goods across many industries, including components used in our IoT devices. Although the semiconductor chip supply crisis has been largely resolved, it still carries a degree of uncertainty.

Supply chain disruptions as a result of port congestion with the challenges facing shipping routes and shippers having to explore alternative routes, jetfuel shortages and air freight delays can impede supply chains, leading to depleted inventories and resulting in a backlog of merchandise stranded in transit. Increases in the cost of devices or components, or freight to transport those items, could negatively impact our ability to fulfill engineering design changes or customer demand, each of which could adversely impact our results of operations.

While our hardware is designed such that components may be interchanged in case of supply disruptions or unavailability, any interruptions or delays in the supply of components could require us to identify and integrate our manufacturing logistics with an alternate supplier or use a substitute component. If the facilities of one of our contract manufacturers were to suffer a major business interruption event, it could take up to three months or longer to replace production capacity. Interruption in the supply of components from our contract manufacturers could impair our production capacity, and we may not have recourse against our suppliers through contractual representations, warranties, indemnification provisions or otherwise, which could have a material adverse effect on our business, results of operations and financial condition.

These suppliers or vendors could fail to provide equipment or service on a timely basis, or fail to meet our performance expectations, for a number of reasons, including, for example, disruption to the global supply chain as a result of geopolitical factors, effects of a pandemic, natural disasters or the potential impacts of global climate change.

Although we have extended our supply orders in terms of lead times and have made pre-emptive purchases to build out our inventory, we cannot guarantee that we will have sufficient inventory for our needs at all times. Any interruption or delay in the supply of any of these devices or components, or the inability to obtain these devices or components from alternate sources at acceptable prices and within a reasonable amount of time, could harm our ability to onboard new customers.

Risks Relating to Our Growth Strategy

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased the number of our full-time employees from 4,039 at February 28, 2023 to 4,387 at February 29, 2024. Our subscription revenue increased from ZAR 3,010.1 million for the year ended February 28, 2023 to ZAR 3,535.8 million for the year ended February 29, 2024 and our total subscribers increased from 1,717,077 at February 28, 2023 to 1,971,532 at February 29, 2024. Our growth has placed, and may continue to place, significant pressure on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations. Our global organization and workforce require substantial management effort to maintain. We will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

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

While we operate in numerous jurisdictions and our software platform and local company websites are designed for ease of localizations, we may find it difficult to localize our company website and software platform into certain foreign languages, and we may be required to invest significant resources in order to do so into markets in which we do not yet operate. Furthermore, in addition to the expansion of our business into new geographical markets, we seek to develop a range of mobility and monitoring solutions in select markets. We may not succeed in these efforts or achieve our customer acquisition or other goals. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide our mobility data analytics solutions to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new markets may not exceed the costs of establishing, marketing, and maintaining our offerings.

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

We have developed a scalable and proprietary SaaS platform to facilitate and integrate our business operations, data gathering analysis and online marketing capabilities and have invested significant capital and time into building and enhancing our SaaS platform and infrastructure. In order to remain competitive, we expect to continue to make significant investments into our technology. However, there is no guarantee that the capital and resources we have invested or will invest in the future will allow us to develop suitable SaaS platform enhancements or software applications or maintain and expand our SaaS platform and technology infrastructure as intended, which could have a material adverse effect on our ability to compete or require us to purchase expensive software solutions from third-party developers.

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

Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity

Evolving regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditure related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

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

Our solutions enable us to collect, manage and store a wide range of data related to fleet management, vehicle location and tracking and other telematics services such as fuel usage, engine temperature, speed and mileage and, in the case of our field service application, includes customer information, job data, schedule and invoice information. A valuable component of our solutions is our ability to analyze this data and present the user with actionable business intelligence. We obtain our data from a variety of sources, including our customers and third-party sources or service providers. We cannot assure you that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including South Africa, Singapore and the European Union, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. Further, such data privacy laws and regulations may be amended in the future. Any failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The current European Union legislation related to data protection is the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018. While we appointed a Data Protection Officer to oversee and supervise our compliance with European data protection regulations and have obtained in certain instances data privacy insurance policies and have taken steps to mitigate the risks of GDPR, we cannot provide any assurance that we are in compliance with all aspects of European data protection regulations, including GDPR. Despite our ongoing efforts to bring practices into compliance, we may not be successful either due to various factors within our control, such as limited financial or human resources, or other factors outside of our control. For example, while we seek to enter into data processing agreements with third-parties with whom we share data, or who share data with us, we may be unable to execute agreements with all such third-parties. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EU member states.

In Singapore, the Personal Data Protection Act 2012, No. 26 of 2012 generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) applies to our South African subsidiaries. We have updated and will continue to evaluate our Group data protection and security policies, charters, and procedures to assist in maintaining data privacy and data security in line with international practices. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities.

Moreover, if future laws and regulations limit our customers’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our results of operations and financial condition could be harmed.

For example, we will have to consider the potential implications of the new privacy law in California, the California Consumer Privacy Act (“CCPA”), which creates new rights for consumers and will be widely applicable to businesses (regardless of location) that collect personal information about California residents. The potential effects of this legislation are far reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase the volume of, and costs associated with, data breach litigation. The California Attorney General may also bring enforcement actions under the CCPA resulting in financial penalties for violations.

In 2023, a proliferation of comprehensive state data privacy laws was enacted in several jurisdictions in the US, in addition to those already in effect. It is expected that additional states will enact similar laws in 2024 in the absence of a federal framework. Furthermore, as regulations continue to develop, enforcement actions may increase. As such, businesses are required to allocate adequate resources to ensure compliance with data privacy laws.

In addition, AI has seen a huge expansion in terms of technology, adoption, proposed regulation and enforcement, and the expansion of AI policies and regulation, particularly at the U.S. state level, is expected.

On the U.S. federal level, despite the American Data Privacy and Protection Act in 2022, there has not been significant advancement toward an omnibus privacy law since the American Data Privacy and Protection Act in 2022.

We also run an insurance agency and brokerage unit that sells short-term insurance policies and selected insurance-related value-add vehicle products to our customers. This results in us receiving personally identifiable information with the customer’s consent. This information is increasingly subject to legislation and regulation. This legislation and regulation are generally intended to protect individual privacy and the privacy and security of personal information. We could be adversely affected if government regulations require us to significantly change our business practices with respect to this type of information or if the insurance providers who use our marketplace violate applicable laws and regulations.

Changes in applicable laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, having a material adverse effect on our business, financial condition and results of operations. If there were to be changes to statutory or regulatory requirements, we may be unable to comply fully with or maintain all required licenses and approvals. Regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals. If we do not have all requisite licenses and approvals, or do not comply with applicable statutory and regulatory requirements, the regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or institute financial penalties on us, which could have a material adverse effect on our business, results of operations and financial condition.

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

In most jurisdictions, government regulatory authorities have the power to interpret and amend applicable laws and regulations, and have discretion to grant, renew and revoke the various licenses and approvals we need to conduct our activities. Such authorities may require us to incur substantial costs in order to comply with such laws and regulations. Regulatory statutes are broad in scope and subject to differing interpretation. In some areas of our businesses, we act on our own or the industry’s interpretations of applicable laws or regulations, which may differ by jurisdiction. In the event those interpretations are different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities.

Our software platform may contain undetected defects or software errors, which could result in damage to our reputation, market rejection of our products, or adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to access our solutions and platform capabilities at any time and within an acceptable period of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security-related incidents. We must update our SaaS platform quickly to keep pace with the rapidly changing market including the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new versions. Our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released that are difficult to detect and correct despite third-party testing. Our solutions, including software, may not be free from errors or defects, which could result in damage to our reputation or a material adverse effect on our results of operations.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our solutions and platform capabilities become more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our solutions and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and solutions, delays in payment to us by customers, harm to our reputation and brand, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

The operation of our hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our customers by “over-the-air” wireless communication directly to our customers’ telematics devices. If the firmware does not function as expected and prevents the uploading of updated firmware, it would require direct servicing of the installed on-board computer by trained personnel resulting in significant costs. Variations among communications protocols in the markets in which we operate enhance the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages so that the success of deployment to a small number of telematics devices can be assessed before the installment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.

Our “over-the-air” transmission of firmware updates could permit a third party to disable our customers’ telematics devices or introduce malware into our customers’ telematics devices, which could expose us to customer claims.

“Over-the-air” transmission of our firmware updates potentially provides the opportunity for a third party to modify or disable our customers’ operating systems or introduce malware into our customers’ operating systems. While no such incidents have occurred to date, there can be no assurance that they will not occur in the future. For example, a third party could attempt to introduce software modifications providing incorrect location data and functionality or the deletion of data. Damage to our customers’ telematics devices as a result of such incidents could only be remedied through direct servicing of their installed telematics devices by trained personnel resulting in significant costs, particularly if the incidents were widespread. Moreover, such incidents could expose us to various claims by our customers, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware or with our customers’ telematics devices during such processes could have a material adverse effect our business, financial condition and results of operations.

Any significant disruption in service on our SaaS platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

Our brand, reputation, and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our service and our customers’ ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could limit our customers’ ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and results of operations, including reducing our revenue, causing us to issue credits to customers, subjecting us to potential liability, increasing our churn rates, or increasing our cost of acquiring new customers.

We host our solutions and serve all of our customers from our network servers, which are principally located at third-party data center facilities in South Africa, Singapore, the Netherlands, United Arab Emirates and France. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Problems faced by our third-party data centers, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Our disaster recovery systems are located at our third-party hosting facilities. While we are increasing our back-up capability, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we could experience interruptions in access to our solutions. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services might reduce our revenue, cause us to issue credits or refunds to customers, subject us to potential liability, or harm our customer retention rate. Compliance with the various data protection laws across nations is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data.

We have experienced, and may experience in the future, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our solutions and platform capabilities simultaneously, denial of service attacks, or other security-related incidents. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our solutions and platform capabilities become more complex and our user traffic increases. If our solutions and platform capabilities are unavailable or if our users are unable to access our solutions and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and solutions, delays in payment to us by customers, harm to our reputation and brand, legal claims against us, and the diversion of our resources.

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

Use of our solutions involve the storage, transmission and processing of our customers’ proprietary data, including potentially personal or identifying information. We may experience data security breaches or unauthorized disclosures of personal, confidential or proprietary information. Any inability on our part to protect the information security of our SaaS platform or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches and deterring users from using our solutions. Further, unauthorized access to, or security breaches of, our solutions could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, under the GDPR, substantial penalties for failure to comply with the regulations can be imposed, including a fine of up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater. We have incurred and expect to incur significant expenses to prevent security breaches and achieve compliance with all applicable laws and regulations including the GDPR, such as deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage mitigating certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.

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

We use open-source software in our proprietary software and systems and intend to continue using open-source software in the future. The terms of many open-source licenses to which we are subject have not been interpreted by Singapore, South Africa or U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. The licenses applicable to our use of open-source software may require that source code that is developed using open-source software be made available to the public and that any modifications or derivative works to certain open-source software continue to be licensed under open-source licenses. Moreover, we cannot ensure that we have not incorporated additional open-source software in our software in a manner that is inconsistent with the terms of the applicable license or our current or future policies and procedures. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open-source license, any of which could have a material adverse effect on our business.

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

In the case of any breach of these representations and warranties, we would be required to take certain remedial steps, including: modifying the solution, defending our subscribers in any litigation arising from an intellectual property rights infringement claim by a third-party, providing functionally equivalent replacements to the subscribers, rectifying the defect and indemnifying our subscribers for any direct losses arising from such a breach of representations and warranties.

Such steps may involve significant monetary costs and management time. Any inability to predict our performance and measure our productivity would further compound these risks and expose us to additional liabilities. Our subscribers could seek significant compensation from us for the losses they suffer. Although our subscription agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time-consuming, costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our solutions.

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

We cannot assure you that any patents or trademarks will issue from any future patent or trademark applications, that any patents or trademarks that issue from such applications will give us the protection that we seek, or that any such patents or trademarks will not be challenged, invalidated, or circumvented. Any patents or trademarks that may be issued in the future from future patent and trademark applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

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

Furthermore, we have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients or vendors in connection with commercial disputes or employment claims made by our current or former employees. Internal fraud, which may include the stealing and dissemination of customers’ personally identifiable information, may also create significant customer distrust and result in litigation against us. Actions taken by security officers involved in SVR operations as part of our services may also result in legal proceedings and claims which could then result in reputational harm to us or criminal and/or civil liability, including monetary damages or other penalties. See “Risk Factors— Risks Relating to Our Reliance on Third Parties—The conduct of security officers engaged in SVR operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.”

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

The economies of countries in which we operate, including South Africa, Mozambique, Tanzania, Kenya and Nigeria in the past have been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our costs in such regions and decrease our operating margins. In particular, the inflation rate in South Africa, where we have significant operations, is relatively high compared to developed, industrialized countries. As of February 2024, the annual CPI stood at 5.6% compared to 7% in February 2023. Inflation in South Africa generally results in an increase in our operational costs in rand. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could have a material adverse effect on our business, financial condition and results of operations.

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

For the year ended February 29, 2024, 75% (February 28, 2023: 78%) of our revenue was derived from South Africa. Emerging markets, including South Africa, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

●	the strength of emerging market economies;

●	fluctuations in interest rates;

●	political and economic instability, including higher rates of inflation and currency fluctuations;

●	high levels of crime and unemployment;

●	inconsistent supply or failure of infrastructure;

●	higher levels of corruption, including bribery of public officials;

●	loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;

●	a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;

●	potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, taxation and other laws or policies affecting foreign trade or investment;

●	restrictions on the right to convert or repatriate currency or export assets;

●	introduction of or changes to indigenization and empowerment programs;

●	logistical and communications challenges;

●	difficulties in staffing and managing operations and ensuring the safety of our employees;

●	greater risk of uncollectible accounts and longer collection cycles; and

●	future downgrades of the debt ratings of the countries in which we operate, particularly in South Africa, where the three major rating agencies have all downgraded South Africa’s sovereign debt credit rating below investment-grade status;

If we are unable to effectively manage these risks, it could have a material adverse effect on our business, financial condition and results of operations.

We have operations in other African and Asian countries, and governments in Africa and Asia have in the past intervened in the economies of their respective countries and occasionally made significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls, limits on imports and arbitrary interference with private ownership of contract rights. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rate and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries in which we operate. In the future, the level of intervention by African and Asian governments may continue to increase. It is difficult to predict the future political, economic and market environment in these countries, and these or other measures could have a material adverse effect on the economy of the countries in which we operate and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

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

The South African government, through the Broad-Based Black Economic Empowerment Act No, 53 of 2003 (as amended), and the codes of good practice and industry charters published pursuant thereto, has established a legislative framework for the promotion of broad-based black economic empowerment, or “B-BBEE”. Achievement of specified B-BBEE objectives is measured by a scorecard which establishes a weighting for the various objectives of B-BBEE, which include procuring goods and services from black-owned businesses (or from businesses that have earned good B-BBEE scores) and achieving certain levels of black South African employment and management participation, which is then translated to an entity’s “contributor level”. Compliance may affect the ability of a company to secure contracts in the public and private sectors in South Africa. We have some customers that require us to maintain specific/specified B-BBEE contributor levels as measured under the Amended Broad-Based Black Economic Empowerment Information and Communication Technology Sector Code. We currently maintain a level 8 B-BBEE contributor level.

The government has set, and is in the process of setting, specific equity targets by sector and region, where transformation initiatives have lagged.

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

Even if we, or our businesses, are successful in responding to challenges by taxing authorities, responding to such challenges may be expensive, consume time and other resources, or divert management’s time and focus from our operations or businesses or from the operations of our businesses. Therefore, a challenge as to our, or our businesses’, tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity of our businesses.

A breach of any of the covenants or other provisions contained in funding facilities could result in an event of default, which could result in amounts outstanding under these facilities becoming immediately due and payable as well as foreclosure by our lenders upon our critical assets.

Our Loan, as defined below, entered into between the wholly-owned subsidiary of Karooooo, Cartrack Holdings Proprietary Limited, and The Standard Bank of South Africa Limited (“Standard Bank”) has been terminated. We have not entered into any subsequent funding facility as at year end.

In the event that we enter into a funding facility with any of our bankers, it is customary for obligations under such credit facility agreement to be guaranteed by one or more of our significant subsidiaries and to be secured by a lien on bank accounts, cash and cash equivalent investments, intellectual property, insurance policies, insurance proceeds and a pledge of the shares of certain of our subsidiaries incorporated in South Africa. A breach of any of these covenants or other provisions of credit facilities could result in an event of default, which if not cured or waived, could result in amounts outstanding under such credit facilities becoming immediately due and payable. In the event that some or all of the amounts outstanding under such credit facilities are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts under the credit facilities, or our lenders could foreclose upon critical assets, which could have a material adverse effect on our business, results of operations and financial condition. Refer to disclosure of the Credit Facility with Standard Bank on page 72.

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

If any of these policies or practices change, revenues from the sale of our solutions could decline, which could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, the application of Singapore law, in particular, the Singapore Companies Act may, in certain circumstances, impose more restrictions on us, our shareholders, directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Singapore Companies Act requires a director to act with a reasonable degree of diligence in the discharge of the duties of his office and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, shareholders holding 10% or more of the total number of paid-up shares as at the date of the deposit carrying the right of voting at general meetings (disregarding paid-up shares held as treasury shares) may by depositing a requisition, require our directors to convene an extraordinary general meeting. If our directors do not within 21 days after the date of deposit of the requisition proceed to convene a meeting, the requisitioning shareholders, or any of them representing more than 50% of the total voting rights represented of all of them, may themselves, proceed to convene such meeting, and we will be liable for the reasonable expenses incurred by such requisitioning shareholders. We are also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by us to such of the directors who are in default.

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

The ordinary shares are listed on each of the Nasdaq and the JSE. Trading in the ordinary shares therefore will take place in different currencies (U.S. dollars on the Nasdaq and South African Rand on the JSE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and South Africa). The trading prices of the ordinary shares on these two markets may differ as a result of these, or other, factors. Any decrease in the price of ordinary shares on either one of these markets could cause a decrease in the trading prices of ordinary shares on the other market.

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

Section 404(a) of SOX, or Section 404(a), requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of SOX, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

Based on our Section 404(a) assessment, our management concluded that, as of February 29, 2024, our internal control over financial reporting was effective. If it is determined that we are not in compliance with Section 404, we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We may need to hire additional qualified personnel in order for us to maintain compliance with Section 404. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective.

Insiders have substantial control over us and may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, our Chief Executive Officer and certain of his affiliates, may be deemed to beneficially own approximately 74.97% of outstanding shares. For so long as such shareholders continue to own a significant percentage of our ordinary shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Additionally, as a consequence of our “staggered” board of directors, as further described in Item 6.C. “Board Practices—Board Composition,” only a minority of the board of directors will be considered for election at any annual meeting and such shareholders, because of their ownership position, will have considerable influence regarding the outcome of the election. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.

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

Based on the composition of our income and assets and the value of our assets, including the value of our goodwill, we believe that we were not a PFIC for our taxable year ended February 29, 2024. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain unknown factors and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. INFORMATION ON THE COMPANY

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

Our single user interface and fully integrated cloud-based platform agnostically runs on a multitude of leading IoT devices, including internally developed cutting-edge devices, direct integrations to OEM devices and strategically cost-effective smart IoT devices from third-parties and customer pre-owned devices. This enables us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across our customers’ entire mobile asset fleet. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third party technology providers are established to create incremental value to customers in the markets we serve.

As part of a limited strategy to distribute our SaaS platform through independent business owners, our solutions are sold through independent licensees in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, who enter into franchise agreements and have exclusive geographic licenses to market and sell our solutions in exchange for royalty payments. Revenue generated by licensees was 0.1% of our total revenue for the year ended February 29, 2024, 0.1% of our total revenue for the year ended February 28, 2023 and 0.1% of our total revenue for the year ended February 28, 2022.

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

Our business is vertically integrated, which affords us complete autonomy with regards to the development of the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control almost every aspect of our most advanced smart device design, platform innovation and software application development, client acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies.

We serve customers in 25 countries across five continents, supporting more than 1.97 million subscribers as of February 29, 2024 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. We collect an average of over 170 billion data points per month and have maintained a consistent platform uptime of 99.9%.

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

Large and growing global infrastructure. Our business is fully vertically integrated in the design, development, production, and deployment of its hardware and software offerings. Unlike many of our competitors, almost all of our systems and products that we use are proprietary. Our vertically-integrated model allows us to provide our customers with the benefits of lower costs and greater flexibility without third-party vendor lock-in. Our R&D center in Singapore is staffed exclusively by our employees and is positioned to ensure our continued access to world-class talent in Southeast Asia. To provide leading service in installations, customer support, and vehicle recovery, we have established a comprehensive branch network of automotive technicians with rapid-response capabilities in each of the 25 countries in which we or our licensees operate. Our more than 1,000 mobile workshops serve customers globally around-the-clock. Our customer focused approach to service is key to our leadership position in the industry.

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

Culture of service and innovation. The values at the heart of our culture — accountability, integrity, service orientation, relationships, and entrepreneurial leadership — are core drivers of our success. As we have grown from a small South African company to a global enterprise with more than one million nine hundred thousand subscribers, we have maintained a start-up culture that eschews hierarchy and where individual ownership and agility remain key features of our everyday behaviors and operations. We have a highly proven service delivery track record and are known for being quick to deploy and fast to respond.

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

Stability and reliability. Cartrack utilizes the GSM/LTE network, to facilitate reliable communication between our platform and telematics devices. This technology enables recovery teams to accurately locate stolen vehicles and allows customers to track the movement of their vehicles via the web or mobile applications. GPS satellite technology provides users with accurate positioning and monitoring of the vehicle fleet. Secondary radio homing beacons enable air and ground response teams to locate vehicles in areas where coverage may be sparse. Customers also further benefit from our consistent 99.9% system uptime for the year ended February 29, 2024.

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

New platform enhancements. We continue to expand our platform to address our customers’ most critical business priorities. R&D investments allow us to meet growing expectations from customers for deeper insights quickly. We offer an easy-to-use administrative and vehicle cost accounting software called MiFleet and a mobile enabled workforce management solution called the Communicator, which can effectively manage business processes like stock control, electronic proof-of-delivery and invoicing. Recent enhancements to our platform include business intelligence and OEM integrations, and advanced jobs and messaging via our Communicator routing application.

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

We intend to pursue the following growth strategies:

Increase subscription sales to existing customers. We believe our longstanding commitment to R&D investment positions us favorably to continue to deploy technologically advanced solutions increasingly in demand among customers of all sizes worldwide. Our customer base of more than one million nine hundred thousand subscribers represents a significant opportunity for further subscription sales expansion. Many of the growth drivers for new subscriptions will also lead to the growth of our offering to existing customers. Our scalable platform and vertically integrated infrastructure will enable us to onboard new customers quickly and easily and make new software features immediately available to our customer base worldwide.

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

Our platform is accessible to users via web interface and mobile applications, with services offered via monthly subscription. Our applications are highly integrated to avoid the need for multiple interfaces, and include free application programming interface (“API”) integrations with enterprise resource planning (“ERP”) systems.

The principal components of our SaaS platform include the following:

Commercial Applications

●	Fleet Telematics The comprehensive Fleet Management SaaS Platform provides customers with real-time insight into their asset base through live tracking on a roadmap interface; using proprietary smart IoT devices that allow for powerful vehicle integration and the use of peripheral sensors all geared towards delivering:

●	Real-time, accurate GPS positioning enabling location management, fuel management and fraud detection, maintenance management, eco-driving, vehicle utilization, time and attendance, and cold chain management

●	Integration of real-time data into back-office systems

●	Detailed driver management with advanced scorecards to manage the risk and performance of drivers

●	Real-time alerts for maintenance and engine diagnostics

●	LiveVision enables comprehensive pro-active risk management and fleet visibility via an AI enabled two-camera video telematics system or a four-camera live streaming vehicle video system:

●	The AI enabled camera delivers live warnings to proactively mitigate the risk of driver fatigue, driver distraction and collisions and includes the monitoring of safe driving distances

●	Live on-board cameras enable video selection, replay, and analysis, enabling driver coaching and performance improvement

●	Increased driver visibility reduces extraneous driving costs, reduces driver liability, increases driver safety, and further empowers fleet control

●	MiFleet Advanced Fleet Administration and Business Intelligence (“BI”) provides cost management and administration capabilities:

●	Provides insight into all asset-related costs, such as purchasing, fuel, fines and insurance for each asset in a fleet

●	Provides actionable intelligence for driver optimization through powerful BI

●	Karooooo Logistics (formerly Picup) provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

●	Trace and locate drivers and mobile assets in real-time

●	Drive powerful and highly controlled workflows, for example, stock control, invoicing, electronic proof-of-delivery, and mobile workforce management

●	Up-to-date destinations and navigation integration, allowing drivers to spend more time focusing on job completion rather than finding a destination

●	Quick communication to drivers via synchronized task list and built-in messaging systems

●	Cartrack Field Service provides a software application enabling the management of field and or on site workers.

●	Trace and locate field workers and mobile assets in real-time

●	Manage workflows, for example, stock control, invoicing, electronic proof-of-job-completion

●	Up-to-date destinations and navigation integration, allowing workforce to spend more time focusing on job completion rather than finding a destination

●	Quick communication to field workers via synchronized task list and built-in messaging systems

●	Business Intelligence offers users a high-level view of fleet statistics, including analysis of key indicators and granular detail of asset-specific data.

●	Asset Tracking provides a way to track and trace moveable assets to reduce losses, automate inventory management, and improve workforce efficiency, equipment utilization, and regulatory compliance.

●	Asset Recovery. Our SVR and asset recovery services assist vehicle owners and insurance companies with the recovery of vehicles and other assets that have been, or have been alleged to have been, stolen. This service includes around-the-clock assistance with real-time tracking, dedicated technical teams, early warning alert systems, ground and air recovery teams dedicated exclusively to Cartrack operating under local law licenses, specialized technologies for both GSM and radio frequency and repatriation assistance across international borders. Our recovery success rate is considered by management to be achieved through the high reliability standards of our SaaS Platform, our smart in-vehicle devices, specialized installation techniques, miniaturization, and a dedicated team of rapid response recovery agents.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and resulting in lower premiums.

Consumer Applications

●	Protector is an all-encompassing safety package for all consumer vehicles. Following the installation of the Cartrack telematics device, consumers can access a diverse set of software features and benefits, including:

●	a mobile application for real time movement management and communication;

●	Asset Recovery;

●	Ambulance Assist (facilitating emergency medical outreach and response);

●	Crash Alert (as described below);

●	a Limited Asset Recovery Warranty pay out in the unlikely event of the vehicle not being recovered;

●	a power event notification provides alerts upon vehicle battery disconnect;

●	an ignition sensor remotely reads ignition status and detects improper use;

●	Crash Alert is a 24/7 monitoring system, which immediately triggers a dispatch for emergency services in response to a detected collision or accident.

●	Car Watch is a mobile application that lets users track and watch their vehicles from a distance. It includes alert notifications and the ability to sound an alarm remotely after unauthorized movements.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and drive behavioral change resulting in safer drivers, reduced risk and lower premiums.

Specialist Mobility Solutions

●	Bike Track offers a GPS-based solution providing a comprehensive set of fleet management software features for commercial motorbike fleets. It includes a unique power management system that ensures bike batteries will not have to be discharged.

●	Credit Management predicts payment cycles and facilitate active credit management for asset-based vehicle finance including accident reconstruction and driver behavior reporting for maintenance services and fraud detection. Real-time alarms and alerts are used to protect and secure assets.

●	Electronic Monitoring. In Singapore, we provide an end-to-end electronic monitoring services (“EMS”) application that allows law enforcement agencies to monitor persons of interest, such as offenders on extended supervision, parole, home detention, or community detention, including released prisoners in halfway care or who are in the process of being reintegrated into society.

Next-Generation Mobility Solutions

We are constantly innovating to offer a range of additional mobility and monitoring solutions in select markets:

●	Carzuka, our vehicle buying and selling marketplace, has been integrated into Cartrack’s broader operations to harness the many components that had been built and developed within Carzuka’s platform to benefit and add value to the existing Cartrack fleet platform. This follows a strategic decision to cease buying second hand vehicles in South Africa.

●	Cartrack Insurance Agency. Our insurtech multi-quote or aggregator platform offering customers the ability to obtain a fast online quote from a panel of independent insurers at competitive rates or if they choose, they can talk to a qualified consultant to advise on the appropriate insurance at the right price;

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

Our strategy for generating scale in a region is to initially build customer volume. We subsequently target larger business customers. Excellence in service to our customers is core to our values and culture. As of February 29, 2024 Karooooo had more than 121,000 commercial customers compared to more than 105,000 as of February 28, 2023 driven by new customer additions and maintaining our high customer retention rate. We believe that we have a satisfied customer base given our high customer retention rate. We maintain a strong focus on internally monitoring and continuously enhancing our customer satisfaction levels. We provide 24/7 customer support as part of our subscription and our internal teams are proactive in assisting customers over the phone. Additional assistance is also available via phone, chat or email.

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

Africa: CAT/MANTRAC, Moove, Gemfields Group, Ryce Leasing, NCBA Kenya, Toyota Motors (including Hino), Aids Healthcare Foundation, Rentworks, AMS.

Europe: Central Cervejas e Bebidas, La Farge, Telefurgo, SONAE, MC Green, Galaxy JMV, Jeronimo Martins, Biedronka.

Asia-Pacific, Middle East and USA: Singapore Prison Service, Asia Brewery Inc.,Ley Choon Group, Orix, Lim Siang Huat, GetGo, Huationg, Unilever, KFC, CAT/MANTRAC, Hertz, Five Star, Dizon Farms, Lumens, Goldbell Singapore, Coca-Cola.

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

Research and Development

The responsibilities of our research and development organization, which consists of 174 full-time employees, include platform management, platform development, quality assurance, and technology operations. Our investment in research and development is core to our business strategy and a key differentiator in the competitive landscape. All of our research and development activities are performed in-house. Our primary research and development organization is based in Singapore. We also have research and development operations in South Africa (where the first versions of our solutions were developed), and Portugal. Based on feedback from our customers and prospects, we work to expand our platform offerings while enhancing and maintaining our core solution technology to adapt to new regulatory compliance requirements, user demands, and emerging trends in the industry. We develop new functionality with a view to full platform deployment for use by all of our customers and avoid bespoke development.

Operations

We physically host our cloud-based SaaS platform for our customers principally in seven secure third-party data centers located in South Africa, Singapore, the Netherlands, the United Arab Emirates and France. These data centers provide us with both physical security, including around-the-clock security personnel, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. Our data centers maintained over 99.9% system uptime during the year ended February 29, 2024. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. We believe our agreements with these third-party data centers are generally consistent with competitive market terms and conditions.

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

Human Capital

As at February 29, 2024, we had 4,387 full-time employees of which 2,965 are located in South Africa, 305 are located in Africa-Other, 307 are located in Europe, and 810 are located in Asia-Pacific, Middle East and USA.

We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We also seek to, and have a history of, promoting from within our organization as well as hiring top talent from outside of our Group to expand our capabilities. We aim to hire individuals who share our passion, commitment and entrepreneurial spirit. We are also committed to diversity and inclusion because we believe that diversity leads to better outcomes for our business and enables us to better meet the needs of our customers.

C.	ORGANIZATIONAL STRUCTURE

The following table lists the entities which are controlled by the Group.

		Country of	% holding	% holding
Company Name	Held by	incorporation	2024	2023
Cartrack Holdings Proprietary Limited[4]	Karooooo Ltd	South Africa	100.00	100.0
Carzuka.com Pte Ltd[1]	Karooooo Ltd	Singapore	100.00	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.00	100.0
Karooooo Software Pte. Ltd.	Karooooo Ltd	Singapore	100.00	100.0
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.00	100.0
Karooooo Cartrack Limited[9]	Karooooo Ltd	Uganda	100.00	100.0
Cartrack (Cambodia) Co. Ltd	Karooooo Management Company Pte Ltd	Cambodia	100.00	100.0
Cartrack Swaziland Pty Ltd[10]	Karooooo Management Company Pte Ltd	Kingdom of Eswatini	76.00	-
Carzuka Pte Ltd[1]	Carzuka.com Pte Ltd	Singapore	100.00	100.0
Karooooo Technologies Proprietary Limited[2]	Karooooo Proprietary Ltd	South Africa	100.00	100.0
Cartrack Management Services Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Insurance Agency Proprietary Limited[3]	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.00	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.00	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Purple Rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Karooooo Logistics Pty Ltd (“Picup”)[8]	Cartrack Holdings Proprietary Limited	South Africa	70.1	70.1
Cartrack Telematics Proprietary Limited	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 1 (Pty) Ltd[1,6]	Cartrack Proprietary Limited	South Africa	100.00	100.0
Karu Holdings Proprietary Ltd	Cartrack Proprietary Limited	South Africa	100.00	100.0
Combined Telematics Services Proprietary Limited[1]	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 2 (Pty) Ltd[1,7]	Cartrack Proprietary Limited	South Africa	100.00	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.00	100.0
Karooooo Kenya Limited[5]	Cartrack Technologies Pte. Limited	Kenya	70.0	70.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.00	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.00	100.0
Cartrack Investments UK Limited[1]	Cartrack Technologies Pte. Limited	United Kingdom	100.00	100.0

		Country of	% holding	% holding
Company Name	Held by	incorporation	2024	2023
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.00	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.00	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.00	100.0
Cartrack Technologies PHL.INC	Cartrack Technologies Pte. Limited	Philippines	100.00	100.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.00	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.00	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.00	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.00	100.0
Cartrack Technologies Zambia Limited[1]	Cartrack Technologies Pte. Limited	Zambia	100.00	100.0
Cartrack (Mauritius) Ltd[1]	Cartrack Technologies Pte. Limited	Mauritius	100.00	100.0
Cartrack Vietnam Limited Liability Company[1]	Cartrack Technologies Pte. Limited	Vietnam	100.00	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.00	100.0
Cartrack Polska.SP.ZO.O	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack Limitada	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	90.0	80.0
Cartrack for Information Technology Company	Cartrack Technologies LLC	Kingdom of Saudi Arabia	51.0	51.0

[1]	Dormant
[2]	Previously known as Cartrack Technologies Proprietary Limited
[3]	Previously known as Drive and Save Proprietary Limited
[4]	Previously known as Cartrack Holdings Limited
[5]	Previously known as Retriever Limited
[6]	Previously known as Veraspan Proprietary Limited
[7]	Previously known as Zonke Bonke Telecoms Proprietary Limited
[8]	Previously known as Picup Technologies Proprietary Limited
[9]	90% of the share capital of Karooooo Cartrack Limited is held by Karooooo Limited and the remainder 10% of the share capital is held by Karooooo Management Company Pte Limited, a wholly owned subsidiary of Karooooo Limited.
[10]	74% of the share capital of Cartrack Swaziland (Pty) Ltd is held by Karooooo Management Company Pte. Ltd. and 2% is held by Cartrack Holdings Proprietary Limited.

D.	PROPERTY, PLANT AND EQUIPMENT

Our principal executive office in Singapore is our premises at 17 Kallang Junction #06-05/06 Singapore 339274 which is leased upon the terms set out below. Construction of our South African central office in Johannesburg, South Africa is well underway. We also have primary lease agreements for office space at two other locations as set out below.

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

We currently have seven data center sites providing coverage and high-speed access to all customers. The locations of the data centers are in the Netherlands, United Arab Emirates (Dubai), France and two each in Singapore and South Africa.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated annual financial statements and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial Information.” The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

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

Karooooo Limited (“Karooooo”), owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics.

We serve customers in 25 countries across five continents, supporting more than 1.97 million subscribers as of February 29, 2024 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. As of February 29, 2024, we had more than 121,000 commercial customers (FY2023: 105,000+).

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

●

Carzuka is a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively. In Quarter 3 of FY2024, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This follows considerable interaction with motor dealerships across South Africa during these periods, who perceived Carzuka’s business interests to conflict with their business interests and Cartrack does not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

There are many components within Carzuka’s platform that had been built and developed and will continue to provide value to the existing Cartrack fleet platform. As at February 29, 2024, Carzuka has been integrated into Cartrack’s broader operations.

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

We believe that maintaining strong financial discipline and prudent investment of capital provides a strong foundation for growth. For the year ended February 29, 2024, we grew our subscribers to 1,971,532 (FY2023: 1,717,077) despite continued challenging macro-economic conditions. Our business has experienced scale, growth, strong profitability, cash generation and capital efficiency in recent years. For the year ended February 29, 2024, we generated subscription revenues of ZAR 3,535.8 million compared to subscription revenues of ZAR 3,010.1 million for the year ended February 28, 2023, reflecting year-over-year growth of 17%. Cartrack’s subscription revenue represented 97% of Cartrack’s total revenue.

Karooooo’s profit for the year was ZAR 754.2 million and ZAR 608.8 million, for the years ended February 29, 2024 and February 28, 2023, respectively, reflecting a year-over-year increase of 24%. This result includes Carzuka’s operating losses of ZAR 52.9 million in FY 2024 (FY 2023: ZAR 37.8 million). The business model of Karooooo Logistics delivered promising early results supporting scalability and good growth potential in the future.

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year was ZAR 1,690.6 million and ZAR 1,426.8 million for the years ended February 29, 2024 and February 28, 2023, respectively, reflecting year-over-year growth of 19%.

Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth, territorial expansion and Karooooo Logistics. For the years ended February 29, 2024 and February 28, 2023, respectively, Karooooo generated net cash from operating activities of ZAR 955.0 million and ZAR 1,126.7 million, reflecting a year-over-year decrease of 15%. Karoooooo placed ZAR 486.0 million of its cash from operating activities in bank fixed deposits which mature in June and July 2024. These bank fixed deposits are classified as other receivables. The cash generated from operating activities would have been ZAR 1,426.0 million if the bank fixed deposits remained in our current account. This result was achieved notwithstanding the Group’s strategic investment in expansion, brand building and customer acquisition for long-term, sustainable growth.

The following table sets forth the segment revenue, operating profit, operating profit margin, adjusted EBITDA and adjusted EBITDA margin for the periods presented.

	Year Ended February 29/28
	Cartrack				Carzuka				Karooooo Logistics				Karooooo Consolidated
	2024	2024	2023	Y-o-Y %	2024	2024	2023	Y-o-Y %	2024	2024	2023	Y-o-Y %	2024	2024	2023	Y-o-Y %
	(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)
Subscription revenue	183,591	3,522,816	3,003,931	17%	-	-	-	-	677	12,989	6,141	112%	184,268	3,535,805	3,010,072	17%
Other revenue	4,736	90,879	72,709	25%	-	-	-	-	-	-	-	-	4,736	90,879	72,709	25%
Vehicle sales	-	-	-		14,320	274,787	250,845	10%	-	-	-	-	14,320	274,787	250,845	10%
Delivery service	-	-	-		-	-	-	-	15,845	304,040	173,441	75%	15,845	304,040	173,441	75%
Total revenue	188,327	3,613,695	3,076,640	17%	14,320	274,787	250,845	10%	16,522	317,029	179,582	77%	219,169	4,205,511	3,507,067	20%
Cost of Sales	(53,415)	(1,024,950)	(875,068)	17%	(14,190)	(272,289)	(226,697)	20%	(11,332)	(217,435)	(132,907)	64%	(78,937)	(1,514,674)	(1,234,672)	23%
Gross profit	134,912	2,588,745	2,201,572	18%	130	2,498	24,148	(90)%	5,190	99,594	46,675	113%	140,232	2,690,837	2,272,395	18%
Gross profit margin		72%	72%			1%	10%			31%	26%			64%	65%
Operating profit/(loss)	55,727	1,069,313	914,981	17%	(2,757)	(52,907)	(37,813)	(40)%	1,360	26,096	4,747	450%	54,330	1,042,502	881,915	18%
Operating profit/ (loss) margin		30%	30%			(19)%	(15%)			8%	3%			25%	25%
Adjusted EBITDA (a non-IFRS measure)(2)	89,131	1,709,732	1,456,219	17%	(2,477)	(47,521)	(35,680)	33%	1,482	28,433	6,307	351%	88,136	1,690,644	1,426,846	19%
Adjusted EBITDA margin (a non-IFRS measure)(2)		47%	47%			(17)%	(14)%			9%	4%			40%	41%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income plus finance costs, fair value changes to derivative assets, taxation, depreciation and amortization. A reconciliation from segment operating profit to segment adjusted EBITDA is presented below.

Reconciliation of segment operating profit to segment adjusted EBITDA (a non-IFRS measure)

	Year ended February 29, 2024
	Cartrack	Carzuka	Karooooo Logistics	Karooooo Consolidated
	(in R thousands)

Segment operating profit/(loss)	1,069,313	(52,907)	26,096	1,042,502
Depreciation and amortization	640,419	5,386	2,337	648,142
Adjusted EBITDA (a non-IFRS measure)	1,709,732	(47,521)	28,433	1,690,644

	Year ended February 28, 2023
	Cartrack	Carzuka	Karooooo Logistics	Karooooo Consolidated
	(in R thousands)

Segment operating profit/(loss)	914,981	(37,813)	4,747	881,915
Depreciation and amortization	541,238	2,133	1,560	544,931
Adjusted EBITDA (a non-IFRS measure)	1,456,219	(35,680)	6,307	1,426,846

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

(Refer to the Risk Factors note on foreign currencies on page 23 and Note 31.2 (c) on Currency Risk on page F-48)

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

We define our number of subscribers at the end of any particular period as the total number of connected vehicles and equipment using our platform at the end of such period. For the years ended February 29, 2024, and February 28, 2023, Cartrack had 1,971,532 and 1,717,077 subscribers, respectively, which represents net subscriber growth of 254,455 or a 15% increase from period to period as a result of gross subscriber additions of 537,904 and gross subscriber churn of 283,449.

As of February 28, 2023, and February 28, 2022, Karooooo had 1,717,077 and 1,525,972 subscribers, respectively, which represents net subscriber growth of 191,105 or a 13% increase from period to period as a result of gross subscriber sales of 449,291 and gross subscriber churn of 258,186.

	As of February 29/28			Y-o-Y %
	2024	2023	2022 (2)	2024	2023

Subscribers (as of end of period)	1,971,532	1,717,077	1,525,972	15%	13%

The number of subscribers on our platform directly drives our subscription revenue, which made up 84% of total Group’s revenue for the financial year ended February 29, 2024.

Subscription revenue is a key metric we use to evaluate our business, since Karooooo derives substantially all of its revenue from the sale of subscriptions to its next-generation SaaS cloud platform.

For the years ended February 29, 2024, February 28, 2023 and February 28, 2022, Karooooo’s subscription revenue was ZAR 3,535.8 million, ZAR 3,010.1 million and ZAR 2,568.2 million, respectively, which represents a 17% and 17% increase respectively compared to the prior period, as a result of resilient subscriber growth.

	Year ended February 29/28				Y-o-Y %
	2024	2024	2023	2022 (2)	2024	2023
	(U.S.$ thousands (1))	(in R thousands)

Subscription Revenue	184,268	3,535,805	3,010,072	2,568,165	17%	17%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the financial year ended February 28, 2022 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2023, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

Our calculation of SaaS ARR may differ from similarly titled metrics presented by other companies. The following table shows our SaaS ARR for each of the periods presented calculated using subscription revenue for the last month in each period:

	As of February 29/28				Y-o-Y %
	2024	2024	2023	2022 (2)	2024	2023
	(U.S.$ thousands (1))	(in R thousands)

SaaS Annualized Recurring Revenue (a non-IFRS measure)	196,441	3,769,381	3,235,202	2,727,588	17%	19%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the financial year ended February 28, 2022 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2023, under the section titled “Item 5. Operating and Financial Review and Prospects.”

As at February 29, 2024 and February 28, 2023, SaaS ARR was ZAR 3,769 million and ZAR 3,235.2 million, respectively, which represents a 17% increase from period to period, as a result of strong subscriber growth and a 3% increase in ARPU due to adverse currency fluctuations. We believe that the SaaS ARR growth has been trending well as we aim to continue to grow our subscriber base and ARR.

As at February 28, 2023 and February 28, 2022, SaaS ARR was ZAR 3,235.2 million and ZAR 2,727.6 million, respectively, which represents a 19% increase from period to period, as a result of strong subscriber growth offset by a 3% increase in ARPU due to adverse currency fluctuations.

Average Revenue Per Subscriber (“ARPU”) (a non-IFRS measure)

ARPU measures the monetization of Karooooo’s platform and is an indicator of pricing efficiency, competitiveness and market positioning. On an annual basis, ARPU is calculated as the average of the four quarterly ARPUs in that year. Cartrack’s ARPU has been fairly consistent since inception more than 15 years ago. Management believes that ARPU of approximately ZAR 160 provides attractive margins and sustainable growth in most countries.

The following table shows our historical ARPU for each of the periods presented:

	As of February 29/28				Y-o-Y %
	2024	2024	2023	2022 (2)	2024	2023
	(U.S.$(1))	(in R’s)

Average Revenue Per Subscribers (a non-IFRS measure)	8	160	155	151	3%	3%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)

We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for thefinancial year ended February 28, 2022 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2023, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income plus finance costs, fair value changes to derivative assets, taxation, depreciation and amortization, plus once-off IPO costs in 2022, plus a write-off of capitalized commission assets of ZAR 15.3 million through profit and loss in 2022.

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

	Year ended February 29/28				Y-o-Y %
	2024	2024	2023	2022 (3)	2024	2023
	(U.S.$ thousands(1))	(in R thousands)
Profit for the year	39,303	754,156	608,806	476,607	24%	28%
Less: Finance income	(2,054)	(39,418)	(23,255)	(6,083)	70%	282%
Add: Finance costs	825	15,822	10,095	12,331	57%	(18)%
Add: Fair value changes to derivate assets	20	388	971	506	(60)%	92%
Add: Taxation	16,237	311,554	285,298	205,476	9%	39%
Add: Depreciation of property, plant and equipment and amortization of intangible assets	33,778	648,142	544,931	497,359	19%	10%
Add: IPO costs	-	-	-	10,288	-	(100)%
Add: Capitalized commission assets written-off (2)	-	-	-	15,301	-	(100)%
Adjusted EBITDA (a non-IFRS measure)	88,109	1,690,644	1,426,846	1,211,785	18%	18%
Profit Margin		18%	17%	17%
Adjusted EBITDA Margin (a non-IFRS measure)		40%	41%	44%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	During the financial year ended February 28, 2022, the Group uncovered collusion between a few insurance brokers and certain staff members. This resulted in a write-off of capitalized commission assets, of ZAR 15.3 million through profit or loss. The write-off was recognized in general and administration operating expenses for the year ended February 28, 2022. The error was corrected prospectively as the impact to prior periods is not material.
(3)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the financial year ended February 28, 2022 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2023, under the section titled “Item 5. Operating and Financial Review and Prospects.”

For the years ended February 29, 2024 and February 28, 2023, Adjusted EBITDA was ZAR 1,690.6 million and ZAR 1,426.8 million, respectively, which represents an 19% increase period over period, primarily due to consistent profitability as a result of robust subscriber and subscription revenue growth offset by investment for growth. This result includes Carzuka’s losses of ZAR 43.3 million (FY 2023: ZAR 43.8 million loss) incurred in the period. Karooooo is investing for the future in building Karooooo Logistics for scale, supported by the Group’s strong cash flow generative business model and the ability to leverage the untapped network effects of the Cartrack platform. The business model of Karooooo Logistics has delivered promising early results supporting scalability and good growth potential in the future.

For the years ended February 28, 2023 and February 28, 2022, Adjusted EBITDA was ZAR 1,426.8 million and ZAR 1,211.8 million, respectively, which represents an 18% increase period over period, primarily due to consistent profitability as a result of robust subscriber and subscription revenue growth offset by investment for growth. This result includes Carzuka’s and Karooooo Logistics’s losses incurred during the year (2022: ZAR 12.4 million).

Free Cash Flow and Free Cash Flow Margin (a non-IFRS measure)

In addition to our results determined in accordance with IFRS, we believe free cash flow and free cash flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. Free cash flow is a non-IFRS financial measure that we calculate as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin, also a non-IFRS measure, is calculated as free cash flow divided by revenue.

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

	Year ended February 29/28				Y-o-Y %
	2024	2024	2023	2022 (2)	2024	2023
	(U.S.$ thousands (1))	(in R thousands)
Net cash generated from operating activities	49,772	955,040	1,126,663	931,706	(15)%	21%
Less: purchase of property, plant and equipment	(45,671)	(876,354)	(579,656)	(552,634)	51%	5%
Free cash flow (a non-IFRS measure)	4,101	78,686	547,007	379,072	(86)%	44%
Net cash generated from operating activities as a percentage of revenue		23%	32%	34%
Less: purchase of property, plant and equipment as a percentage of revenue		(21)%	(17)%	(20)%
Free cash flow margin (a non-IFRS measure)		2%	16%	14%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the financial year ended February 28, 2022 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2023, under the section titled “Item 5. Operating and Financial Review and Prospects.”

We calculate free cash flow as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue.

For the years ended February 29, 2024 and February 28, 2023, free cash flow was ZAR 78.7 million and ZAR 547.0 million, respectively, which represents a 86% decrease period over period and an decrease in net cash generated from operating activities at ZAR 955.0 million (2023: ZAR 1,126.7 million).

Karoooooo placed ZAR 486.0 million of its cash from operating activities in bank fixed deposits which mature in June and July 2024. These bank fixed deposits are classified as other receivables. Free Cash Flow (a non-IFRS measure) for the year ended February 29, 2024 would have been ZAR 549.7 million if the bank fixed deposits had remained in our current bank account.

This result was achieved notwithstanding the Group’s strategic investment in expansion, brand building and customer acquisition for long-term, sustainable growth.

For the years ended February 28, 2023 and February 28, 2022, free cash flow was ZAR 547.0 million and ZAR 379.1 million, respectively, which represents a 44% increase period over period and an increase in net cash generated from operating activities at ZAR 1,126.7 million (2022: ZAR 931.7 million) given Karooooo’s strategic investment into customer acquisition and long-term growth and strategic decisions to increase its investment into property, plant and equipment and infrastructure (predominantly being telematics devices and components) with ZAR 579.7 million invested during 2023, 5% more than the ZAR 552.6 million invested in 2022.

Free cash flow margin was 2% and 16%, respectively, for the years ended February 29, 2024 and February 28, 2023 and was 16% and 14%, respectively, for the years ended February 28, 2023 and February 28, 2022.

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

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Year ended February 29/28				Y-o-Y %
	2024	2024	2023	2022 (3)	2024	2023
Consolidated Statement of Profit and Loss	(U.S.$ thousands(1))	(in R thousands)

Revenue	219,170	4,205,511	3,507,067	2,746,151	20%	28%
Cost of sales	(78,937)	(1,514,674)	(1,234,672)	(922,561)	23%	34%
Gross profit	140,233	2,690,837	2,272,395	1,823,590	18%	25%
Other income	617	11,831	9,828	1,841	20%	434%
Operating expenses	(86,519)	(1,660,166)	(1,400,308)	(1,126,306)	19%	24%
Sales and marketing(2)	(26,104)	(500,903)	(431,140)	(333,259)	16%	29%
General and administration	(43,651)	(837,606)	(704,603)	(555,327)	19%	27%
Research and development	(11,061)	(212,235)	(177,024)	(149,238)	20%	19%
Expected credit losses on financial assets	(5,703)	(109,422)	(87,541)	(88,482)	25%	(1)%
Operating profit	54,331	1,042,502	881,915	699,125	18%	26%
Initial public offering costs (“IPO”)	-	-	-	(10,288)	-	(100)%
Finance income	2,054	39,418	23,255	6,083	70%	282%
Finance costs	(825)	(15,822)	(10,095)	(12,331)	57%	(18)%
Fair value changes to derivative assets	(20)	(388)	(971)	(506)	(60)%	92%
Profit before taxation	55,540	1,065,710	894,104	682,083	19%	31%
Taxation	(16,237)	(311,544)	(285,298)	(205,476)	9%	39%
Profit for the year	39,303	754,156	608,806	476,607	24%	28%

Profit attributable to:
Owners of the parent	38,471	738,191	597,153	449,953	24%	33%
Non-controlling interest	832	15,965	11,653	26,654	37%	(56)%
	39,303	754,156	608,806	476,607	24%	28%

Earnings per share
Basic and diluted earnings per share (US$’s & R’s)	1.24	23.85	19.29	15.24	24%	27%

Adjusted earnings per share (a non-IFRS measure)
Adjusted basic and diluted earnings per share (a non-IFRS measure) (2) (US$’s & R’s)	1.24	23.85	19.29	16.10	24%	27%

	Year ended February 29/28
	2024	2024	2023	2022 (3)
	(U.S.$
	thousands(1))	(in R thousands)

Reconciliation of basic and diluted earnings and adjusted earnings per share (a non-IFRS measure)

Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	38,741	738,191	597,153	449,953
Adjust for:
IPO costs	-	-	-	10,288
Capitalized commission assets written-off	-	-	-	15,301
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	38,471	738,191	597,153	475,542

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,948	30,948	30,951	29,528

Basic and diluted earnings per share	1.24	23.85	19.29	15.24
Adjusted basic and diluted earnings per share (a non-IFRS measure) (2)	1.24	23.85	19.29	16.10

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Adjusted earnings per share, a non-IFRS measure, is defined as earnings per share in accordance with IFRS excluding the impact of non-recurring expenses relating to the IPO and a write-off of capitalized commission assets. For the year ended February 28, 2022, IPO costs of ZAR 10.3 million were expensed (2021: ZAR 25.6 million) and ZAR 15.3 million (2021: Nil) of capitalized commission assets were written off through profit and loss in 2022. A reconciliation from earnings per share to Adjusted earnings per share, a non-IFRS measure, is presented.
(3)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the financial year ended February 28, 2022 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2023, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Comparison of Results for the Year Ended February 29, 2024 and February 28, 2023

Revenue

Cartrack’s subscription revenue increased by ZAR 525.7 million, or 17%, to ZAR 3,535.8 million for the year ended February 29, 2024 from ZAR 3,010.1 million for the year ended February 28, 2023.

Net subscriber growth increased despite challenging trading conditions in South Africa, where consumers exercised increased caution amidst looming inflationary pressure. Growth rose by 15% from 191,105 for the year ended February 28, 2023 to 254,455 for the year ended February 29, 2024.

Carzuka generated ZAR 274.8 million (2023: ZAR 250.8 million). This growth is welcome justification of our belief in the sustainability of its agile, data-enhances and highly scalable business model. It is also a testament to Karooooo’s customer-centric innovation in solving unique mobility needs

Karooooo Logistics delivered significant revenue growth to ZAR 317.0 million (2023: ZAR 179.6 million), up 77%. Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) through selected third-party sourced drivers and logistics companies, and charges per delivery. The business model has been highly scalable and is delivering solid growth.

Cost of Sales

Karooooo’s cost of sales increased ZAR 280.0 million, or 23%, for the year ended February 29, 2024 compared to the year ended February 28, 2023. This was primarily due to Cartrack’s cost of sales increasing by ZAR 149.9 million, or 17%. Increased cost of sales of ZAR 130.1 million relating to Carzuka and Karooooo Logistics for the year ended February 29, 2024 is in line with the increase in revenue.

Other Income

Other income increased ZAR 2.0 million, or 20%, for the year ended February 29, 2024 compared to the year ended February 28, 2023. This was due to a higher gain on disposal of property, plant and equipment and an increase in sundry income in the current year.

Operating Expenses

Operating expenses increased ZAR 259.9 million, or 19%, for the year ended February 29, 2024 compared to the year ended February 28, 2023, impacted by Karooooo Logistics and Carzuka operating expenses of ZAR 73.4 million and ZAR 55.7 million respectively incurred in the year ended February 29, 2024, compared to ZAR 42.2 million and ZAR 62.0 million respectively in the year ended February 28, 2023. Cartrack’s operating expenses increased ZAR 234.8 million, or 18%, for the year ended February 29, 2024 compared to the year ended February 28, 2023 were predominantly contributed by ZAR 2.3 million in foreign exchange losses as a result of volatile exchange rates and an increase of ZAR 57 million in salary expenses, given Cartrack’s continued preparation for future growth.

The increase in operating expenses is set forth in more detail below:

Sales and Marketing

	Year ended February 29/28
	2024	2024	2023	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

Sales and marketing	(26,104)	(500,903)	(431,140)	16%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s sales and marketing operating expenses increased by ZAR 69.8 million or 29% for the year ended February 29, 2024 compared to the year ended February 28, 2023, impacted by Karooooo Logistics and Carzuka, sales and marketing operating expenses of ZAR 1.5 million and ZAR 26.1 million, respectively, incurred in the year ended February 29, 2024, compared to ZAR 0.7 million and ZAR 35.0 million, respectively, in the year ended February 28, 2023.

Cartrack’s sales and marketing operating expenses increased ZAR 77.8 million, or 20%, for the year ended February 29, 2024 compared to the year ended February 28, 2023 with a significant recruitment drive focused mainly on sales and customer experience.

Sales and marketing basic salaries are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. This component increased ZAR 73.8 million, or 29%, for the year ended February 29, 2024.

Investment in sales and marketing expenditure which will generally take approximately 6 months to translate into customer acquisition. We believe that the continued and strategic investment in enhancing our vertically integrated sales and marketing capabilities to leverage our go-to-market strategy drives customer acquisition and places us well for long term growth and margin expansion.

General and Administration

	Year ended February 29/28
	2024	2024	2023	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

General and administration	(43,651)	(837,606)	(704,603)	19%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s general and administration operating expenses increased by 19% to ZAR 837.6 million for the year ended February 29, 2024 from ZAR 704.6 million for the year ended February 28, 2023. The increase of ZAR 133.0 million includes Karooooo Logistics’ and Carzuka’s general and administration operating expenses of ZAR 58.4 million and ZAR 27.6 million, respectively, incurred in the year ended February 29, 2024, compared to ZAR 35.8 million and ZAR 22.5 million, respectively, incurred in the year ended February 28, 2023.

Research and Development

	Year ended February 29/28
	2024	2024	2023	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

Research and Development	(11,061)	(212,235)	(177,024)	20%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s research and development operating expenses increased by ZAR 35.2 million or 20% for the year ended February 29, 2024 compared to the year ended February 28, 2023 primarily due to an increase in Cartrack’s research and development operating expenses by ZAR 30.3 million, or 18%, for the year ended February 29, 2024 compared to the year ended February 28, 2023 as the Group continued its investment for improvement, enrichment and expansion of its connected cloud during the year ended February 29, 2024. Carzuka and Karooooo Logistics’ research and development operating expenses were ZAR 2.0 million and ZAR 12.9 million, respectively, incurred in the year ended February 29, 2024, compared to ZAR 4.3 million and ZAR 5.7 million, respectively, incurred in the year ended February 28, 2023.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets increased ZAR 21.9 million, or 25%, for the year ended February 29, 2024 compared to the year ended February 28, 2023. The method in providing for expected credit losses is consistent with prior years.

Finance Income

Finance income increased ZAR 16.2 million, or 70%, for the year ended February 29, 2024 compared to the year ended February 28, 2023. This was primarily due to an increase in interest earned on positive bank balances during the course of the year.

Finance Costs

Finance costs increased ZAR 5.7 million, or 57%, for the year ended February 29, 2024 compared to the year ended February 28, 2023. This was primarily due to marginally lower loan balances.

Taxation

Our total effective tax rate for the year ended February 29, 2024 was 29.2%, which decreased from 31.9% for the year ended February 28, 2023. This was primarily due to a decrease in taxes incurred in the year ended February 29, 2024, partly attributable to reduction in corporate income tax rate in South Africa.

There is no dividends tax in Singapore.

See Note 24 to the accompanying consolidated financial statements included elsewhere in this annual report for a detailed reconciliation of the tax expense.

Non-Controlling Interest

Profit attributable to non-controlling interest, relates to a portion of Karooooo’s subsidiaries not owned by the parent and increased by ZAR 4.3 million, or 37%, for the year ended February 29, 2024 compared to the year ended February 28, 2023.

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

●

Carzuka is a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively. In Quarter 3 of FY2024, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This follows considerable interaction with motor dealerships across South Africa during these periods, who perceived Carzuka’s business interests to conflict with their business interests and Cartrack does not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

There are many components within Carzuka’s platform that had been built and developed and will continue to provide value to the existing Cartrack fleet platform. As at February 29, 2024, Carzuka has been integrated into Cartrack’s broader operations.

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

	Cartrack
	Year ended February 29/28
	Subscriber			Subscription Revenue				Total Revenue
	2024	2023	Y-o-Y %	2024	2024	2023	Y-o-Y %	2024	2024	2023	Y-o-Y %
	(in Units)			(U.S.$ thousands(1))	(in R thousands)			(U.S.$ thousands(1))	(in R thousands)
South Africa	1,492,781	1,314,902	14%	117,605	2,532,308	2,256,649	12%	119,863	2,580,035	2,299,983	12%
Africa-Other	81,765	73,150	12%	6,131	128,182	117,645	9%	6,831	144,020	131,068	10%
Europe	166,845	143,878	16%	13,091	337,121	251,190	34%	13,398	347,628	257,078	35%
Asia-Pacific, Middle East & USA	230,141	185,147	24%	19,723	525,204	378,447	39%	20,247	542,012	388,511	40%
Total	1,971,532	1,717,077	15%	156,550	3,522,815	3,003,931	17%	160,339	3,613,695	3,076,640	17%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

South Africa

Karooooo was able to leverage its strong market position and well-established national distribution network to deliver strong subscriber growth in the year, contributing to Karooooo’s robust financial performance. Revenue for South Africa increased ZAR 280.1 million, or 12%, for the year ended February 29, 2024 driven by a 12% increase in subscription revenue of ZAR 275.7 million as a result of net subscriber growth of 177,879 subscribers.

Africa-Other

This region remains a positive cash generator and is strategic to Karooooo’s South Africa operations. The number of subscribers increased by 12% to 81,765 for the year ended February 29, 2024 (2023: 73,150). This translates to growth in subscription revenue by ZAR 10.5 million or 9%.

Europe

Revenue for Europe increased ZAR 90.6 million, or 35%, for the year ended February 29, 2024 compared to the year ended February 28, 2023, primarily driven by subscriber growth of 16% to 166,845 subscribers across the region at February 29, 2024.

Asia-Pacific, Middle East and USA

Revenue for Asia-Pacific, Middle East and USA increased ZAR 153.5 million, or 40%, for the year ended February 29, 2024 compared to the year ended February 28, 2023. Subscription revenue growth was driven by the number of subscribers in this region increasing 24% to 230,141 commercial subscribers at February 29, 2024 (2023: 185,147). As the second largest contributor to the Group, we view Southeast Asia as the Group’s most compelling regional growth opportunity in the medium to long term.

Our investment in the United States is strategic in nature, as it continues to yield key insights that have positively contributed to the Group.

We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the financial year ended February 28, 2022 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2023, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

Details of amendment	Annual periods beginning on/after
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1: Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangement	January 1, 2024
Amendments to IAS 21: Lack of Exchangeability	January 1, 2024
IFRS 7 and IFRS 9: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027
Amendments to IAS 28 and IFRS 10: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last financial year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.

We may take advantage of these provisions for up to five years from our IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon (A) the last day of the financial year in which we had more than US$1.235 billion in annual revenue, (B) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ordinary shares held by non-affiliates exceeds US$700.0 million as of the prior June 30th, or (C) the date on which we have issued more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. To the extent that we take advantage of these reduced reporting burdens, the information that we provide shareholders may be different than you might obtain from other public companies in which you hold equity interests.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are our cash generated from operations, cash and cash equivalents on hand and borrowings available under a funding facility. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled ZAR 459.5 million as of February 29, 2024.

We believe that our cash generated from operations, cash and cash equivalents on hand and availability under our funding facility will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. In addition, we may choose to raise additional funds at any time through equity or debt financing arrangements, if required for additional working capital, capital expenditures or other strategic investments. Our belief concerning liquidity is based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of credit or other sources of financing may be reduced, and our liquidity could be adversely affected. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this annual report titled “Risk Factors.” Depending on the severity and direct impact of these factors on us, we may be unable to secure additional financing to meet our operating requirements on terms favorable to us, or at all.

	Year ended February 29/28				Y-o-Y %
	2024	2024	2023	2022(2)	2024	2023
	(U.S.$ thousands (1))	(in R thousands)

Net cash generated from operating activities	49,772	955,040	1,126,663	931,706	(15)%	21%
Net cash utilized by investing activities	(48,581)	(932,187)	(622,210)	(658,217)	50%	(5)%
Net cash (utilized by) / generated from financing activities	(30,902)	(592,954)	(420,026)	334,972	41%	(225)%

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the financial year ended February 28, 2022 was included in our Annual Report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2023, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Operating Activities

Strong net cash generated from operating activities is an important factor in supporting our robust business model, and is an indication of our ability to provide the capital necessary to invest in subscriber growth and territorial expansion.

Net cash generated from operating activities decreased ZAR 171.6 million, or 15%, for the year ended February 29, 2024 compared to the year ended February 28, 2023. Cash generated from operations before working capital changes increased by ZAR 287.4 million.

Working capital and capitalized commission assets decrease by ZAR 424.2 million as a result of an increase in trade and other receivables and prepayments of ZAR 488.4 million. Included in other receivables are fixed deposits placed with a licensed bank amounting to ZAR 486 million that will mature in June and July 2024.

The decrease in net cash generated from operating activities are associated with the increase in net finance income received amounted to ZAR 10.4 million and an increase in taxation paid of ZAR 45.3 million.

Investing Activities

Net cash utilized by investing activities increased ZAR 310.0 million, or 50%, for the year ended February 29, 2024 compared to the prior period, primarily increase of ZAR 296.7 million, in the investment in property, plant and equipment compared to the prior period.

Financing Activities

Net cash utilized by financing activities increased ZAR 172.9 million for the year ended February 29, 2024 compared to the prior period as a dividend of ZAR 499.5 million was paid in the year ended February 29, 2024. Net cash utilized by financing activities was also impacted by an increase in cash outflow of ZAR 57.9 million for the year ended February 29, 2024 relating to lease liabilities repayment.

Other Financial Assets

As at February 29, 2024, the Group derecognized a derivative – call option, relating to its acquisition of Karooooo Logistics, as the shareholders agreed to remove all rights of Cartrack to exercise the call option. As at February 28, 2023, derivative – call option recognized an amount of ZAR 0.4 million. The call option was an agreement with the non-controlling shareholders of Karooooo Logistics for Cartrack to acquire an additional 13% interest, exercisable from September 1, 2024 and expiring on February 29, 2028.

(Refer to Note 14 to the Consolidated Annual Financial Statements, “Other financial asset” on Page F-35)

On December 29, 2020, prior to Karooooo’s corporate action during the year ended February 28, 2022, the Group received US$58.5 million (ZAR 882.4 million) from a related party (Orient Victoria Pte Ltd) for the sole purpose of facilitating the guarantee required for Karooooo to implement the corporate action in connection with its IPO in the United States. This amount has been classified as other financial assets and is excluded from cash and cash equivalents in the statement of cash flows. (Refer to Note 14 to the Consolidated Annual Financial Statements, “Other financial assets” on Page F-35). This loan and all interest due had been repaid in full, terminating this related party transaction.

Euro Denominated Loan

Our wholly owned subsidiary, Cartrack Portugal, S.A., has a €1.5 million loan from Caixa Geral de Depositos S.A. pursuant to the loan agreement dated December 14, 2018 between Cartrack Portugal S.A. and Caixa Geral de Depositos S.A. The loan bears interest at a rate of 3.00% plus 12-month Euribor and payment on the loan is due in equal monthly installments over a five-year period. All outstanding borrowings were repaid in full as of January 18, 2024.

Funding Facilities

General

In February 2021, Cartrack Proprietary Limited entered into a funding facility (the “Loan”) of ZAR 925.0 million with The Standard Bank of South Africa Limited (“Standard Bank”). The Loan consisted of an uncommitted term facility of ZAR 850.0 million and a committed term facility of ZAR 75.0 million. The Loan was terminated on February 26, 2024.

Interest Rate

The Loan bore interest at the Johannesburg Interbank Average Rate plus a margin. Cartrack Proprietary Limited had no obligations to prepay loans under our the Credit Facility and was able to voluntarily prepay the Credit Facility, in whole or in part, subject to certain penalties and restrictions.

Covenants

The Loan contained certain financial maintenance covenants as well as customary negative covenants, including, but not limited to, restrictions on Cartrack Proprietary Limited and its restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, make investments, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.

Events of Default

The Loan provided that, upon the occurrence of certain events of default, Cartrack Proprietary Limited’s obligations under the agreement may be accelerated. Such events of default included payment defaults to the lenders, material inaccuracies of representations and warranties, breach of the financial maintenance covenants, cross-defaults to other material indebtedness, the suspension or cessation of a material part of the business of Cartrack Proprietary Limited, litigation which is reasonably likely to have a material adverse effect and other customary events of default.

Security and Guarantees

Cartrack Proprietary Limited’s borrowings under the Loan were guaranteed by Cartrack Holdings Proprietary Limited and Cartrack Manufacturing Proprietary Limited.

Security had been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender.

Overdraft Facility

In February 2021, Cartrack Proprietary Limited entered into an unsecured ZAR 75.0 million short-term overdraft facility with Capitec Bank Limited, previously Mercantile Bank (“Mercantile Bank”), pursuant to the Addendum to the Short-Term Facility Letter dated February 12, 2021 between Cartrack Proprietary Limited and Mercantile Bank (the “Overdraft Facility”). Amounts due under the Overdraft Facility bear interest at Mercantile Bank’s prime lending rate, which as of the date of this annual report was 11.75%. As at year end, the Overdraft Facility was increased to ZAR 275 million, with an expiry date of August 30, 2024.

As of February 29, 2024, ZAR 23.4 million (2023: Nil) of the facility had been utilized.

Mortgage bond

A mortgage bond of ZAR 65 million is registered in favor of First Rand Bank Limited over the Remaining extent of Erf 160, Rosebank and Portion 6 of Erf 161, Rosebank, registered in the name of Purple Rain Properties No 444 Proprietary Limited (“Purple Rain”). Cartrack Proprietary Limited has signed a limited suretyship of ZAR 60 million for the mortgage bond. Interest levied by First Rand Bank Limited is at a rate of prime less 1.15% and repayable in equal monthly installments over a period of 60 months. The final repayment date is December 01, 2025. Covenants are reviewed annually unless loan instalments are not met timeously. The next review date is November 28, 2024. From the inception date to the date of this report, Purple Rain has not breached the LTV covenant of 77% and Min DSCR of 1.2x. As the leases on the properties had been cancelled in preparation of the demolition and redevelopment of the properties, the DSC covenant will be assessed based on the financials of Cartrack Proprietary Limited as surety for the income stream in the absence of a lease.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Contractual Obligations

The following table summarizes our contractual obligations as of February 29, 2024.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include contractual interest payments.

	Less than
	1 year	2 years	3 years	4 years	>5 years	Total
	(in R thousands)
At February 29, 2024
Term loans	11,313	45,089	–	–	–	56,402
Lease obligations	74,161	63,876	34,842	31,868	15,033	219,780
Trade and other payables	398,153	–	–	–	–	398,153
Loans from related parties	924	–	–	–	–	924
Bank overdraft	23,362	–	–	–	–	23,362

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

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

Quarterly Financial Information and Other Information

The following table sets forth our unaudited quarterly operational and financial information for each of the nine most recent quarters for the period ended February 29, 2024.We have prepared the unaudited quarterly operational and financial information on a consistent basis with the consolidated financial statements included elsewhere in this annual report. In the opinion of management, the unaudited quarterly operational and financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
Quarterly Subscriber Data	May 31, 2022	August 31, 2022	November 30, 2022	February 28, 2023	May 31, 2023	August 31, 2023	November 30, 2023	February 29, 2024
	(subscribers and percentage growth)
Subscribers (as of end of period)	1,542,762	1,600,013	1,678,606	1,717,077	1,757,452	1,832,708	1,908,192	1,971,532
Net subscriber growth for the three months	16,790	57,251	78,593	38,471	40,375	75,256	75,484	63,340
Growth against comparative prior year quarter	13%	14%	14%	13%	14%	15%	14%	15%

	Three Months Ended
Quarterly Financial Results Data	May 31, 2022	August 31, 2022	November 30, 2022	February 28, 2023	May 31, 2023	August 31, 2023	November 30, 2023	February 29, 2024
	(in R thousands)

Revenue	801,437	859,282	929,993	916,355	996,787	1,040,213	1,080,143	1,088,368
Subscription revenue	708,903	734,216	772,483	794,470	836,397	860,331	903,915	935,162
Hardware and installation revenue	12,875	16,710	30,893	(1,515)	16,527	21,914	15,731	18,264
Other revenue	3,362	3,017	2,203	5,164	2,670	4,029	2,880	8,864
Carzuka	50,005	65,406	71,700	63,734	81,563	84,673	70,463	38,088
Karooooo Logistics	26,292	39,933	52,714	54,502	59,630	69,266	87,154	87,990
Cost of sales	(271,551)	(290,069)	(346,904)	(326,149)	(370,248)	(379,676)	(392,832)	(371,918)
Gross profit	529,886	569,213	583,089	590,206	626,539	660,537	687,311	716,450
Other income	737	3,420	3,852	1,819	2,328	4,939	1,537	3,027
Operating expenses	(313,133)	(354,505)	(377,810)	(354,860)	(404,493)	(418,290)	(414,142)	(423,243)
Sales and marketing	(95,959)	(107,514)	(118,514)	(109,153)	(124,705)	(127,890)	(124,978)	(123,330)
General and administration	(155,189)	(178,551)	(184,690)	(186,173)	(198,263)	(208,759)	(207,753)	(222,833)
Research and development	(41,541)	(43,612)	(46,577)	(45,294)	(49,651)	(56,035)	(53,657)	(52,892)
Expected credit losses on financial assets	(20,444)	(24,828)	(28,029)	(14,240)	(31,874)	(25,606)	(27,754)	(24,188)
Operating profit	217,490	218,128	209,131	237,165	224,374	247,186	274,706	296,234
Finance income	2,842	4,763	6,541	9,109	10,878	9,287	8,203	11,050
Finance costs	(3,619)	(3,193)	(488)	(2,795)	(2,174)	(2,982)	(4,250)	(6,416)
Fair value changes to derivative assets	-	-	-	(971)	-	-	-	(388)
Profit before taxation	216,713	219,698	215,184	242,508	233,078	253,491	278,659	300,480
Taxation	(60,374)	(64,221)	(68,096)	(92,607)	(71,131)	(75,277)	(79,327)	(85,819)
Profit for the year	156,339	155,477	147,088	149,901	161,947	178,214	199,332	216,661

Profit attributable to:	153,533	152,544	145,553	145,522	157,481	173,678	196,338	210,692
Owners of the parent	2,806	2,933	1,535	4,379	4,466	4,536	2,994	3,969
Non-controlling interest	156,339	155,477	147,088	149,901	161,947	178,214	199,332	214,661

E.	CRITICAL ACCOUNTING ESTIMATES

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

Useful Life of Capitalized Telematics Devices, Capitalized Commission Assets and Revenue Recognition from Deferred Revenue

We complete a detailed assessment annually on the expected life cycle of subscriber contracts across the Group. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, there has been no change to the estimated average useful life of 60 months of a subscriber contract for the year ended February 29, 2024. Contracts which terminate prior to 60 months result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.

Goodwill

We test goodwill for impairment on an annual basis. The recoverable amounts of cash-generating units have been determined based on the higher of value-in-use calculations and fair value less costs of disposal. The value-in-use calculations are performed internally by the Group and require the use of various estimates and assumptions regarding discount rates and the future financial performance of the cash-generating units. The fair value costs of disposal are performed by an external valuer using the market approach, by applying price-to-value metrics observed in comparable companies to the Cash Generating Unit (“CGU”).

Provision for expected credit losses (“ECLs”) of trade receivables

We apply a simplified approach in calculating ECLs. Therefore, we do not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. We determine expected credit losses of trade receivables by making debtor-specific assessment of expected impairment loss for long overdue trade receivables and using a provision matrix for remaining trade receivables that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Please refer to Note 2.1 to the accompanying consolidated financial statements included elsewhere in this annual report for information about the critical accounting policies, as well as Note 2.2 for a description of our other significant accounting policies.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information regarding the current members of our board of directors.

Name	Age	Position
Isaias (Zak) Jose Calisto	57	Executive Officer and Executive Chairman
Hoe Shin Goy	44	Executive Officer
Siew Koon Lim	65	Lead Independent Director
Andrew Leong	49	Independent Director
Kim White	48	Independent Director

Board Diversity Matrix (as at February 29, 2024)

Country of Principal Executive Offices “Home Country”	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total number of Directors	5

				Did not
				disclose
Name	Female	Male	Non-Binary	gender
Part I: Gender Identity
Directors	3	2	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Executive Officers

The table below sets forth information regarding individuals who serve as executive officers.

Name	Age	Position
Isaias (Zak) Jose Calisto	57	Chief Executive Officer
Hoe Shin Goy	44	Chief Financial Officer
Juan Marais (1)	55	Chief Sales Officer

1.	Mr. Marais is included above as executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,140,000 shares through One Spire (Pty) Ltd., which corresponds to 10.16% of the outstanding shares of the Company.

Senior Management

The following table sets forth information regarding members of our current senior management team.

Name	Age	Position
Richard Schubert	50	Chief Operating Officer
Carmen Calisto	27	Chief Strategy and Marketing Officer
Pedro Ventura	36	Chief Technology Officer

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

Pedro Ventura is our Chief Technology Officer. Mr. Ventura joined Cartrack Holdings Limited in 2015 as a senior Software Engineer and he was promoted to Chief Technology Officer in November 2020 assuming full responsibility for the strategic and technical direction of Research and Development and our IT infrastructure. Prior to joining Cartrack Holdings Limited, Mr. Ventura held various senior roles in technology and software development including being the founder of Internet Business Solutions & Technologies S.A., an Internet based start-up. Mr. Ventura studied Computer Engineering at the Instituto Superior Técnico in Lisbon.

Family Relationships

Carmen Calisto is the daughter of Isaias (Zak) Jose Calisto.

B.	COMPENSATION

Directors and Executive Officer Compensation footnote

The following table provides information about the aggregate compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the years ended February 2024 and 2023 for services in all capacities:

	Year ended February 29/28
	2024	2024(2)	2023(2)
	(U.S.$
	thousands (1))	(in R thousands)
Short-term employee benefits	943	18,094	16,557
Post-employment benefits	22	430	378
	965	18,524	16,935

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.1884 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Aggregate information disclosed includes directors and executive management given Karooooo’s IPO in the United States and the incorporation of an international headquarter in Singapore with a centralized management function. The Group CEO and CFO drive the Group’s strategy implementation, operation and direction with focus on sustainability and top and bottom-line growth. In 2022 Mr. Marais was included as executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,140,000 shares through One Spire (Pty) Ltd., which corresponds to 10.16% of the outstanding shares of the Company.

C.	BOARD PRACTICES

Board Composition

Our board of directors is composed of five members, of whom Siew Koon Lim, Andrew Leong and Kim White qualify as “independent” under Nasdaq listing rules. Our constitution provides that our board of directors initially be divided into three classes with staggered terms over a three-year period. Only Class I directors were subject to re-election at the first annual meeting of stockholders held after the Nasdaq listing, with the other classes continuing for the remainder of their respective terms. Our current directors are divided among the three classes as follows:

●	the Class I director that retired at the first annual meeting of stockholders held after the Nasdaq listing, Andrew Leong, was re-elected for a term of three years which term will expire at the upcoming fourth annual meeting of stockholders;

●	the Class II directors are Kim White and Siew Koon Lim; and

●	the Class III directors are Isaias (Zak) Jose Calisto and Hoe Shin Goy, who were both re-elected at the AGM held on July 12, 2023, for a term of three years.

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

As at February 29, 2024, we had 4,387 full-time employees, of which 2,965 are located in South Africa, 305 are located in Africa-Other, 307 are located in Europe, and 810 are located in Asia-Pacific, Middle East and USA. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

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

Pursuant to Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608, on November 20, 2023, we adopted a Compensation Recoupment Policy providing that we will recover reasonably promptly the amount of erroneously awarded incentive-based compensation from any “Executive Officer” (as such term is defined in Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608) in the event that the Company is required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

A copy of our Compensation Recoupment Policy is filed as Exhibit 97.1 hereto.

During the financial year ended February 29, 2024, we were not required to recoup any compensation awarded under the Compensation Recoupment Policy.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information as at May 31, 2024 regarding actual ownership of our ordinary shares by:

●	each person or entity we know to own 5% or more of our ordinary shares;

●	each executive officer; and

●	each director.

For purposes of the table below, the percentage ownership calculations are based on 30,900,000 ordinary shares outstanding as of May 31, 2024. To the extent different, beneficial ownership determined in accordance with the rules of the SEC, including voting or investment power with respect to the securities, is described in the footnotes to the table.

	As of May 31, 2024
Name of Owner	Number	Percent
Directors and Executive Officers
Directors
Isaias (Zak) Jose Calisto (1)	20,028,811	64,81
Hoe Shin Goy(2)
Kim White
Siew Koon Lim
Andrew Leong
Executive Officers
Richard Schubert(3)
Juan Marais (4)	3,140,000	10,16
Carmen Calisto
Pedro Ventura
All executive officers and directors as a group (9 persons)	23,168,811	74,97

Other 5% Shareholders
Gobi Capital LLC (5)	2,206,155	7,14

Total Ordinary Shares	25,374,966	82,11

(1)	Mr. Calisto owns 20,028,811 shares, or 64.81%. However, Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Marais’ 3,140,000 shares may be deemed to be beneficially owned by Mr. Calisto. Therefore, Mr. Calisto may be deemed to beneficially own 23,168,811 shares or 74.97%. Mr. Calisto disclaims beneficial ownership of Mr. Marais’ 3,140,000 ordinary shares.
(2)	Ms Goy owns less than 1% of the issued and outstanding shares of the Company.
(3)	Mr Schubert owns less than 1% of the issued and outstanding shares of the Company.
(4)	Mr. Marais is the beneficial owner of 3,140,000 shares through One Spire (Pty) Ltd., which corresponds to 10.16% of the outstanding shares of the Company. Mr. Marais and Jennie Allen are directors of One Spire (Pty) Ltd., and accordingly, Mr. Marais and Ms. Allen share voting and investment power over the shares held by One Spire (Pty) Ltd. Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Calisto may be deemed to beneficially own such shares. Mr. Calisto disclaims beneficial ownership of such ordinary shares.
(5)	Gobi Capital LLC is controlled by Bo Shan. Gobi Capital LLC and Bo Shan disclaim beneficial ownership of the ordinary shares listed above except to the extent of any pecuniary interest therein. The business address of Gobi Capital LLC is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

As at May 31, 2024, we had 1 holder of record of our ordinary shares in the United States, holding approximately 25,695,612 of our total issued ordinary shares. The U.S. shareholder of record is CEDE & CO., a nominee of The Depository Trust Company. We believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. The share register in South Africa holds 5,204,388 ordinary shares.

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

Property leases

Up to December 2021, we leased offices at 166 Jan Smuts Avenue, Rosebank, Johannesburg, 2196, South Africa and at 11 Keyes Avenue, Rosebank, Johannesburg, 2196, South Africa, with approximately 6,356 square meters of space in total, pursuant to lease agreements (the “Lease Agreements”) by and between Purple Rain, and each of (i) Cartrack Proprietary Limited, (ii) Cartrack Manufacturing Proprietary Limited and (iii) Found Proprietary Limited, each dated as at March 1, 2020. Purple Rain was an entity in which our Chief Executive Officer, Isaias (Zak) Jose Calisto, owned an 85% stake. Under the Lease Agreements, the aggregate amount of payments paid to Purple Rain were ZAR 7.2 million for the year ended February 28, 2022.

The Lease Agreements were terminated during FY2022 and the shares of Purple Rain were acquired by Cartrack Holdings Proprietary Limited, terminating the only material related party transaction within the Group - more detail below “acquisitions”. Following a decision to demolish the existing buildings we entered into lease agreements for office space at two locations as set out in Item 4.D, “Property, Plant and Equipment”.

Put Option

When Karooooo acquired 70.1% of Karooooo Logistics (Picup) in September 2021, Karooooo entered into a Put Option Agreement with our Chief Executive Officer, Isaias (Zak) Jose Calisto, the ultimate controlling shareholder of Karooooo, to grant Karooooo the right to sell all its interest in Karooooo Logistics to Isaias (Zak) Jose Calisto. The put option expired on August 31, 2022. As this was a transaction between Karooooo and the ultimate controlling shareholder of Karooooo, Isaias (Zak) Jose Calisto, the fair value and subsequent changes in fair value of the put option is recognized directly against retained earnings, amounting to ZAR 15.3 million. Refer to FS – Consolidated Statement of Changes in Equity, page F-8.

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

Loan Arrangements

Given our commitment to South Africa’s broad-based Black economic codes of good practice, we entered into an Enterprise Development Loan Agreement with Bumbene House (Proprietary) Limited in February 2020 under which we provided Bumbene House (Proprietary) Limited with a loan in an aggregate amount of ZAR 11.0 million. The loan was extended by a further ZAR 8.4 million during the 2021 financial year, ZAR 6.4 million during the 2023 financial year and another ZAR 2.4 million in the 2024 financial year. Our Chief Executive Officer, Isaias (Zak) Jose Calisto, serves as a trustee of the Kubu Trust that owns 100% of Bumbene House (Proprietary) Limited. Amounts due under this loan bear no interest, have no fixed terms of repayment and are repayable on demand. As at February 29, 2024, ZAR 28.2 million of this loan remained outstanding in full.

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

At February 29, 2024, the full total cost for the redevelopment of the office premises, including the site, is estimated to be ZAR 396.0 million. The complete asset estimated to be ZAR 396.0 million equates to an estimated monthly long term lease cost of ZAR 115 per square meter, in comparison to the current market rate of ZAR 140 per square meter with an annual escalation of 8%. The new offices, including 404 parking bays, will have a built-up area of approximately 31,800 square meters. Whilst the redevelopment is taking place, expected to be 2 years, Cartrack has temporarily leased offices opposite its current offices in Rosebank, Johannesburg and another location in Johannesburg South Africa, as set out in Item 4.D “Property, Plant and Equipment”.

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

The board recognizes the importance to the Group of investment in achieving growth at scale and endeavors to avoid swings in dividend profile. The payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements), the ability of Group subsidiaries to distribute funds to Karooooo and such other factors the board may deem relevant. Karooooo aims to reinvest retained earnings to the extent that it aligns with the Group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy. See “Risk Factors—Although Karooooo has paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.”

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

In accordance with the stated dividend policy above, an interim dividend of 85 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2024 financial year, that was paid out of Karooooo’s retained earnings, on July 3, 2023 to shareholders on record as at the close of business on June 23, 2023. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD.

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

As part of its budget for 2024, the Singapore government has announced a Corporate Income Tax rebate (“CIT Rebate”) of 50% to assist companies to manage rising costs, available to all taxpaying companies, whether tax resident or not, for YA 2024. Companies that have employed at least one local employee in 2023 will receive $2,000 in cash payout (referred to as “CIT Rebate Cash Grant”). Such companies will therefore receive a minimum benefit of $2,000. The maximum total benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive is $40,000.

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

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ordinary shares will be subject to GST at the standard rate of 9.0%. Similar services rendered by a GST registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

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

For tax years ending before March 31, 2023, the Corporate Income Tax rate applicable to the corporate income of both resident and non-resident companies is 28%. This rate has been reduced to 27% with effect for years of assessment ending on or after March 31, 2023.

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

Based on the composition of our income and assets and the value of our assets, including the value of our goodwill, we believe that we were not a PFIC for our taxable year ended February 29, 2024. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and depends on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

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

(Refer to the Risk Factors note on foreign currencies on page 23 and Note 31.2 (c) on Currency Risk on page F-48)

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

An increase of 100 basis points at February 29, 2024 would have resulted in ZAR 0.48 million in additional interest expenses.

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

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act, as amended) as of February 29, 2024. Based on that evaluation, we concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosures, and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 29, 2024. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control— Integrated Framework (2013)’’ and assessed the current processes as effective.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As Karooooo is still classified as an Emerging Growth Company (“EGC”), under the Jumpstart our Business Startups Act (JOBS Act), the effectiveness of internal control over financial reporting as of February 29, 2024 need not be independently audited by the independent registered public accounting firm. This exemption was applied in the current reporting cycle.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the year ended February 29, 2024 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The audit committee, which consists of Siew Koon Lim, Andrew Leong and Kim White assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Certain Relationships and Related Party Transactions—Related Person Transaction Policy.” The board of directors has determined that Siew Koon Lim qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Siew Koon Lim, Andrew Leong and Kim White are independent, as independence is defined under the rules of the SEC and the Nasdaq applicable to foreign private issuers. Siew Koon Lim acts as chairman of our audit committee and is also the appointed Lead Independent Director.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by our principal accountants Ernst & Young LLP, Singapore for financial years February 29, 2024 and February 28, 2023:

	Year ended February 29/28
	2024	2024	2023
	(U.S.$
	thousands(1))	In R thousands

Audit fees	974	18,690	14,307

(1)	For convenience purposes only, amounts in South African rand as at February 29, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 19.188 to U.S.$1.00, the exchange rate for U.S. dollars at February 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting (AGM) held on July 12, 2023 the shareholders of Karooooo passed a resolution by a 97.35% majority vote authorizing the repurchase of up to 10% of the Company’s shares. The Board is duly authorized to implement this share buyback program in accordance with the requirements outlined in the resolution.

Purchases of ordinary shares by the Company may be made by way of market purchases on the Nasdaq and/or the JSE. At our next AGM, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

Karooooo utilized the aforementioned authorization to repurchase 57,806 of its common stock, as set out below:

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
February 9, 2024 to February 29, 2024	51,106	ZAR 466.01	51,106	3,044,004
May 16, 2024	6,700	ZAR 515.20	6,700	3,037,304

Karooooo subsequently decided to cancel 51,106 shares, effective May 24, 2024.

The authority conferred by the share repurchase mandate will continue by law until the earliest of either the date of the next AGM, the date by which the next AGM of the Company is required by law to be held or the date on which the share purchases are carried out to the full extent mandated or revoked by shareholders at a general meeting.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not Applicable

Item 16K. Cybersecurity

Risk Management and Strategy

While the Board has delegated risk management responsibilities to the Audit and Risk Committee, the Board remains ultimately responsible for the governance of risk, including cybersecurity risk. The enterprise risk management framework defines Karooooo’s risk management philosophy and encourages a risk-conscious business culture through agreed internal controls and commitment to mitigating actions. Karooooo’s risk management framework implements a bottom-up and top-down approach and has been reviewed to specifically consider the governance of risk to support the achievement of strategic objectives, including compliance and performance- related matters.

The risk management framework ensures an effective system of risk identification, analysis, evaluation and treatment throughout the Group. Major risk categories have been identified as financial risk, operational risk, business risk, legal and regulatory risk and information technology risk. A dashboard of significant risks is compiled through the internal risk function from risks identified by business. Individual risk ratings are determined by the probability and impact of each risk.

Appropriate risk response planning is ascribed to each risk and mitigating actions are monitored. This report is regularly reviewed and interrogated by the Audit and Risk Committee.

A system of internal controls, designed to protect value and enable business growth in a sustainable manner, encompasses financial, operational, compliance and sustainability issues. This system includes a documented organisational structure and division of responsibility, clarity of accountability, established policies and procedures which are communicated throughout the Group, and the careful selection, training and development of people.

The internal audit function has been outsourced to BDO. An annual internal audit plan, containing a programme of financial and operational audits and reviews for the Group, including information technology, is agreed with the Audit and Risk Committee. This plan is developed by applying a risk-based approach and is reviewed and ultimately approved by the Board on recommendation of the Audit and Risk Committee. It is regularly revised to ensure that it remains relevant to the key business priorities and changing risk environment.

Information Technology (IT) Governance

In view of its importance as a key driver of Karooooo’s strategy and value proposition, the governance of IT, including the identification and management of risks, is managed through a separate management structure, the IT Steering Committee, that reports to the Audit and Risk Committee. Governance is achieved through the adoption and implementation of appropriate policies and procedures and the management and monitoring of compliance.

The IT Steering Committee is responsible for the effective supply and use of information and technology for the Group and is composed of the Group Chief Operating Officer (“COO”), Group Chief Information Officer (“CIO”), Group Chief Technology Officer (“CTO”), IT Governance and Risk Officer and other senior members of management as nominated by the Group Chief Executive Officer. The CIO has overall responsibility for cybersecurity in the Group, including information security risk and compliance programs, as well as cyber resilience and response plans. The CIO is supported by the IT Governance and Risk Officer and they work in partnership with various other senior members of the business, including the COO, Group Chief Financial Officer, CTO, Legal Officer, Compliance Officer and the Data Protection Officer to ensure that the Group’s information security posture is fit for purpose. Both the CIO and the IT Governance and Risk officer hold degrees in Computer Science.

The CIO is supported by a global team of experts who manage the day-to-day information and cybersecurity activities of the business. These staff hold certifications in their various domains of expertise.

The IT Steering Committee presents regular reports to the Audit and Risk Committee, which consist of a comprehensive governance report and dedicated risk register, including cybersecurity, information security and technology risks, management’s action plans to remediate material issues, the mitigating controls that are in place, additional measures to be implemented, as well as anticipated residual risk levels. Significant risks are extracted and included in the enterprise risk management dashboard. At the request of the Board, the external auditors review the IT general controls as part of the annual audit.

The Board reviews and discusses the Group’s technology strategy with the COO every quarter and approves the technology strategic plan.

At an operational level, the Group has implemented technologies and systems architectures to ensure business resilience and we have adopted robust frameworks for managing threat intelligence, performing vulnerability assessments and implementing appropriate technical and organizational measures to remediate identified risks.

We use the information gained through testing and monitoring to manage any identified vulnerabilities and further improve our cybersecurity preparedness and response infrastructure, including the actions to be taken in responding to and recovering from cybersecurity incidents, which include assessing the severity of incidents, escalation protocols, containment of incidents, investigation of incidents and remediation.

Our aim is to address cybersecurity risks by way of a cross-functional approach, focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

We regularly engage in network and endpoint monitoring, vulnerability assessments, threat hunting and penetration testing. Data collected from these activities informs our response and action, as appropriate. This includes routinely performing incident simulations and recovery exercises at both a technical and management level.

All staff receive annual cybersecurity awareness training. Our security training, incorporates awareness of cyber threats (including but not limited to malware, ransomware, and social engineering attacks), password hygiene and incident reporting processes. We incorporate external expertise and reviews in all aspects of our program, which includes the ongoing certification of the Group to the ISO/IEC 27001, ISO/IEC 27017 and ISO/IEC 27018 information security standards.

Access to personal data is restricted in accordance with applicable Data Protection legislation and monitored in conjunction with appointed Data Protection Officers.

As of the date of this annual report, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business, results of operations or financial conditions. We face risks from cybersecurity threats that, if realized, could have a material adverse effect on us including an adverse effect on our business, financial condition and results of operations. See Also “Risks Factors – Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity.”

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1 of this annual report.

Item 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/	File
Exhibit	Description	Form	Number	Exhibit	File Date

1.1#	Constitution of Karooooo Ltd.	Form F-1	333-253635	3.1	February 26, 2021

2.1#	Specimen Share Certificate	Form F-1/A	333-253635	4.1	March 22, 2021

2.2	Description of Ordinary Shares	Form 20-F	001-40300	2.2	June 13, 2023

4.1#	Revolving Credit Facility dated February 18, 2021 by and between Cartrack Proprietary Limited, The Standard Bank of South Africa Limited and the parties listed therein as the original guarantors	Form F-1	333-253635	10.1	February 26, 2021

4.2#	Loan Agreement dated July 4, 2019 by and between Isaias (Zak) Jose Calisto and Karoo Pte. Ltd.	Form F-1	333-253635	10.2	February 26, 2021

4.3#	Loan Capitalization Agreement dated November 18, 2020 by and between Isaias (Zak) Jose Calisto and Karooooo Ltd.	Form F-1	333-253635	10.3	February 26, 2021

4.4#	Loan Agreement dated December 22, 2020 by and between Orient Victoria Pte. Ltd. and Karooooo Ltd., as supplemented by the addendum dated February 15, 2021	Form F-1	333-253635	10.4	February 26, 2021

4.5#	Registration Rights Agreement	Form F-1/A	333-253635	10.5	March 22, 2021

4.6#	Form of Deed of Indemnity	Form F-1/A	333-253635	10.6	March 12, 2021

8.1#*	List of subsidiaries				June 13, 2024

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				June 13, 2024

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				June 13, 2024

13.1**	Certification by the Principal Executive Officer and Principal Financial Office pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				June 13, 2024

97.1*	Compensation Recoupment Policy				June 13, 2024

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Portions of this exhibit (indicated by asterisks) have been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant if disclosed.

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

Date: June 13, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

for the Years Ended February 29, 2024, February 28, 2023 and February 28, 2022— Karooooo Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Karooooo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Karooooo Ltd. (the Company) as of February 29, 2024 and February 28, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the periods ended February 29, 2024 and February 28, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 29, 2024 and February 28, 2023, and the results of its operations and its cash flows for the periods ended February 29, 2024 and February 28, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

June 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors Karooooo Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Karooooo Ltd. and subsidiaries (the Company), which comprise the consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for the year ended February 28, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended February 28, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Singapore

June 09, 2022

Consolidated StatementS of Financial Position

		As of February 29/28
Figures in Rand thousands	Notes	2024	2023

ASSETS
Non-current assets
Property, plant and equipment	5	2,032,794	1,591,814
Capitalized commission assets	6	374,521	287,054
Intangible assets	7	83,123	85,642
Goodwill	8	227,380	212,481
Loans to related parties	12	28,200	25,800
Long-term other receivables and prepayments	11	18,831	24,715
Non-current financial asset	14	–	388
Deferred tax assets	9	81,903	60,919
Total non-current assets		2,846,752	2,288,813

Current assets
Inventories	10	6,582	79,159
Trade and other receivables and prepayments	11	985,398	409,191
Income tax receivables		8,714	8,627
Cash and cash equivalents	13	459,527	965,790
Total current assets		1,460,221	1,462,767
Total assets		4,306,973	3,751,580

EQUITY AND LIABILITIES
Equity
Share capital	15	7,142,853	7,142,853
Treasury shares	15	(23,816)	–
Capital reserve		(3,582,568)	(3,582,568)
Common control reserve	1	(2,709,236)	(2,709,236)
Foreign currency translation reserve		330,812	245,109
Retained earnings		1,803,482	1,564,809
Equity attributable to equity holders of parent		2,961,527	2,660,967
Non-controlling interest		40,935	30,908
Total equity		3,002,462	2,691,875

Liabilities
Non-current liabilities
Term loans	16	41,645	38,304
Lease liabilities	17	131,285	67,882
Deferred revenue	18	121,302	112,185
Deferred tax liabilities	9	69,840	51,894
Total non-current liabilities		364,072	270,265
Current liabilities
Term loans	16	6,534	21,643
Trade and other payables	19	446,284	374,047
Loans from related parties	12	924	607
Lease liabilities	17	63,055	52,845
Deferred revenue	18	325,848	283,682
Bank overdraft	13	23,362	40
Income tax payables		73,375	55,996
Provision for warranties		1,057	580
Total current liabilities		940,439	789,440
Total liabilities		1,304,511	1,059,705
Total equity and liabilities		4,306,973	3,751,580

The accompanying notes form an integral part of these financial statements.

Consolidated StatementS of Profit and Loss

		Year ended February 29/28
Figures in Rand thousands	Notes	2024	2023	2022

Revenue	20	4,205,511	3,507,067	2,746,151
Cost of sales		(1,514,674)	(1,234,672)	(922,561)
Gross profit		2,690,837	2,272,395	1,823,590

Other income		11,831	9,828	1,841

Operating expenses		(1,660,166)	(1,400,308)	(1,126,306)
Sales and marketing		(500,903)	(431,140)	(333,259)
General and Administration		(837,606)	(704,603)	(555,327)
Research and development		(212,235)	(177,024)	(149,238)
Expected credit losses on financial assets		(109,422)	(87,541)	(88,482)

Operating profit	21	1,042,502	881,915	699,125

Initial public offering costs (“IPO”)	1	–	–	(10,288)
Finance income	22	39,418	23,255	6,083
Finance costs	23	(15,822)	(10,095)	(12,331)
Fair value changes to derivative assets		(388)	(971)	(506)
Profit before taxation		1,065,710	894,104	682,083
Taxation	24	(311,554)	(285,298)	(205,476)
Profit for the year		754,156	608,806	476,607

Profit attributable to:
Owners of the parent		738,191	597,153	449,953
Non-controlling interest		15,965	11,653	26,654
		754,156	608,806	476,607
Earnings per share
Basic and diluted earnings per share (ZAR)	35	23.85	19.29	15.24

The accompanying notes form an integral part of these financial statements.

Consolidated StatementS of Comprehensive Income

		Year ended February 29/28
Figures in Rand thousands	Notes	2024	2023	2022

Profit for the year		754,156	608,806	476,607

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss in future periods:
Exchange differences on translating foreign operations		88,632	220,471	17,955
Other comprehensive income for the year		88,632	220,471	17,955
Total comprehensive income for the year net of income tax		842,788	829,277	494,562

Total comprehensive income attributable to:
Owners of the parent		823,894	813,486	469,024
Non-controlling interest		18,894	15,791	25,538
		842,788	829,277	494,562

The accompanying notes form an integral part of these financial statements.

Consolidated StatementS of Changes in Equity

Figures in Rand thousands	Notes	Share capital	Capital reserve	Common control reserve[1]	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2021		2,739,629	–	(2,709,236)	9,705	815,215	855,313	427,133	1,282,446
Profit for the year		–	–	–	–	449,953	449,953	26,654	476,607
Other comprehensive income		–	–	–	19,071	–	19,071	(1,116)	17,955
Total comprehensive income for the year		–	–	–	19,071	449,953	469,024	25,538	494,562

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Issuance of share capital		4,452,423	–	–	–	–	4,452,423	–	4,452,423
IPO costs off set against share capital		(49,199)	–	–	–	–	(49,199)	–	(49,199)
Dividends		–	–	–	–	–	–	(6,726)[3]	(6,726)
Derivative – put option[6]		–	–	–	–	15,305	15,305	–	15,305
Total contribution by and distributions to owner		4,403,224	–	–	–	15,305	4,418,529	(6,726)	4,411,803
Reclassification[1]		–	–	–	–	(3,950)	(3,950)	3,950	–
Total transactions with owner		4,403,224	–	–	–	11,355	4,414,579	(2,776)	4,411,803

Changes in ownership interest in subsidiaries
Acquiring interest in subsidiaries without change in control[2]		–	(3,587,640)	–	–	–	(3,587,640)	(426,990)	(4,014,630)
Total changes in ownership interest in subsidiaries		–	(3,587,640)	–	–	–	(3,587,640)	(426,990)	(4,014,630)
Balance at February 28, 2022		7,142,853	(3,587,640)	(2,709,236)	28,776	1,276,523	2,151,276	22,905	2,174,181

Figures in Rand thousands	Notes	Share capital	Capital reserve	Common control reserve[1]	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2022		7,142,853	(3,587,640)	(2,709,236)	28,776	1,276,523	2,151,276	22,905	2,174,181
Profit for the year		–	–	–	–	597,153	597,153	11,653	608,806
Other comprehensive income		–	–	–	216,333	–	216,333	4,138	220,471
Total comprehensive income for the year		–	–	–	216,333	597,153	813,486	15,791	829,277

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Dividends		–	–	–	–	(293,562)	(293,562)	(8,518)[4]	(302,080)
Derivative – put option[6]		–	–	–	–	(15,305)	(15,305)	–	(15,305)
Total transactions with owner		–	–	–	–	(308,867)	(308,867)	(8,518)	(317,385)

Changes in ownership interest in subsidiaries
Disposal of interest in subsidiaries without change in control		–	5,072	–	–	–	5,072	730	5,802
Total changes in ownership interest in subsidiaries		–	5,072	–	–	–	5,072	730	5,802
Balance at February 28, 2023		7,142,853	(3,582,568)	(2,709,236)	245,109	1,564,809	2,660,967	30,908	2,691,875

Figures in Rand thousands	Notes	Share capital	Treasury shares	Capital reserve	Common control reserve[1]	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total Equity

Balance at March 1, 2023		7,142,853	-	(3,582,568)	(2,709,236)	245,109	1,564,809	2,660,967	30,908	2,691,875
Profit for the year							738,191	738,191	15,965	754,156
Other comprehensive income		–	–	–	–	85,703	–	85,703	2,929	88,632
Total comprehensive income for the year		–	–	–	–	85,703	738,191	823,894	18,894	842,788

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Purchase of treasury shares		–	(23,816)	-	–	–	–	(23,816)	–	(23,816)
Dividends		–	-	-	–	–	(499,518)	(499,518)	(9,782)[5]	(509,300)
Total transactions with owner		–	(23,816)	-	–	–	(499,518)	(523,334)	(9,782)	(533,116)

Changes in ownership interest in subsidiaries
Acquisition of new subsidiary		–	–	–	–	–	–	–	915	915
Total changes in ownership interest in subsidiaries		–	–	–	–	–	–	–	915	915
Balance at February 29, 2024		7,142,853	(23,816)	(3,582,568)	(2,709,236)	330,812	1,803,482	2,961,527	40,935	3,002,462

[1]	In November 2014, a change in interest in Cartrack from 88.3% to 68.0% was not accounted for retained earnings transfer to non-controlling interest (“NCI”). During the financial years ended February 28, 2021 and 2022, the Group corrected the error prospectively as the impact to comparatives is not material. On April 21, 2021, when Karooooo acquired the minority interest and took control of 100% interest in Cartrack, all NCI relating to the Karooooo minority interest was transferred back to capital reserve.
[2]	During the financial year ended February 28, 2022, the Group changed the accounting policy voluntarily and accounted for the acquisition of NCI of Cartrack as a separate reserve, “capital reserve” instead of retained earnings. This is to provide transparency to the users since the reinvestment offer is a significant event (see Note 1). The change in accounting policy was corrected prospectively as the impact to the prior period is not material. Subsequent acquisition of interest in subsidiaries without change in control is accounted for under capital reserve.
[3]	Dividends declared during the financial year ended February 28, 2022 amounting to ZAR 4.20 per ordinary share and remains payable by a subsidiary to NCI.
[4]	Dividends declared by a subsidiary during the financial year ended February 28, 2023 amounting to ZAR 5.32 per ordinary share remains payable by a subsidiary to NCI.
[5]	Dividends declared by a subsidiary during the financial year ended February 29, 2024 amounting to ZAR 6.11 per ordinary share remains payable by a subsidiary to NCI.

[6]	Relates to the put option agreement entered with ultimate controlling shareholder to grant the Group the right to sell all its interest in Karooooo Logistics. The put option expired on August 31, 2022. As this is a transaction with owner, the fair value and subsequent changes fair value of the put option is recognized directly against retained earnings.

The accompanying notes form an integral part of these financial statements.

Consolidated StatementS of Cash Flows

		Year ended February 29/28
Figures in Rand thousands	Notes	2024	2023	2022
Cash flows from operating activities
Profit before taxation		1,065,710	894,104	682,083

Adjustments		707,029	591,190	583,734
Depreciation on property, plant and equipment	5	588,660	493,788	458,281
Amortization of capitalized commission assets	6	83,155	64,707	64,566
Amortization of intangible assets	7	59,482	51,143	39,078
Capitalized commission assets written off[3]		–	–	15,301
Gain on disposal of property, plant and equipment		(1,537)	(4,954)	(1,150)
Finance income	22	(39,418)	(23,255)	(6,083)
Finance costs	23	15,822	10,095	12,331
Provision for warranties charge		477	(1,305)	904
Fair value changes to derivative assets		388	971	506

Working capital adjustments
Inventories		72,737	(53,790)	(25,369)
Trade and other receivables and prepayments		(551,230)	(62,833)	(52,053)
Trade and other payables		55,496	67,940	(11,677)
Deferred revenue		47,375	46,251	78,130
Capitalized commission assets		(163,716)	(112,738)	(112,639)
Cash generated from operating activities		1,233,401	1,370,124	1,142,209
Finance income received		39,418	23,255	6,083
Finance cost paid		(15,822)	(10,095)	(14,061)
Income tax paid	25	(301,957)	(256,621)	(202,525)
Net cash generated from operating activities		955,040	1,126,663	931,706

Cash flows from investing activities
Purchase of property, plant and equipment	5	(876,354)	(579,656)	(552,634)
Purchase of property, plant and equipment – Telematics devices and equipment on hand		(649,385)	(457,542)	(500,203)
Purchase of property, plant and equipment – Other		(226,969)	(122,114)	(52,431)
Proceeds on disposal of property, plant and equipment		2,883	10,499	4,840
Investment in intangible assets	7	(51,214)	(46,653)	(43,816)
Acquisition of subsidiary, net of cash acquired	28	(5,102)	–	(66,607)
Advances of loans to related party		(2,400)	(6,400)	–
Net cash utilized by investing activities		(932,187)	(622,210)	(658,217)

Cash flows from financing activities
Proceeds from related parties loans	16	342	315	–
Repayment of related parties loans	16	(52)	(1,940)	(845,003)
Cash transferred from/(to) restricted cash[1]		–	–	834,543
Acquiring interest in subsidiaries without change in control		–	–	(66,386)
Net proceeds from issuance of share capital[2]		–	–	450,727
Purchase of treasury shares	15	(23,816)	–	–
Proceeds from term loans obtained	16	–	502	110,000
Repayment of term loans	16	(12,018)	(31,034)	(101,708)
Payments of lease liabilities	16	(57,892)	(56,617)	(47,201)
Dividends paid	26	(499,518)	(331,252)	–
Net cash (utilized by)/ generated from financing activities		(592,954)	(420,026)	334,972

Net (decrease)/increase in cash and cash equivalents		(570,101)	84,427	608,461
Cash and cash equivalents at the beginning of the year		965,750	718,026	76,098
Effect of exchange rate changes on cash and cash equivalents		40,516	163,297	33,467
Cash and cash equivalents at the end of the year	13	436,165	965,750	718,026

[1]	On December 29, 2020, the Group received ZAR 882.4 million (USD 58.5 million) from a related party - Orient Victoria Pte Ltd for the sole purpose of facilitating the Company’s acquisition of the remaining interest in Cartrack Holdings Proprietary Limited. The loan was fully repaid on April 22, 2021.
[2]	On April 21, 2021 Karooooo bought out all of the minority shareholders of Cartrack and delisted Cartrack from Johannesburg Stock Exchange (“JSE”). In terms of the reinvestment offer, investors who elected to remain invested in Cartrack received 1 Karooooo ordinary share for every 10 Cartrack ordinary shares owned on the JSE prior to the finalization of the reinvestment offer. Karooooo concluded an inward secondary listing on the JSE on April 21, 2021 and issued 9,410,712 ordinary shares of ZAR 3,952 million to eligible Cartrack shareholders who opted to reinvest the proceeds of sale of their Cartrack shares into Karooooo. Included in the net proceeds from issuance of share capital are transaction costs of ZAR 49.2 million. See Note 1 for details.

[3]	During the financial year ended February 28, 2022, the Group uncovered collusion between a few insurance brokers and certain staff members. This resulted in write-off of capitalized commission assets, of ZAR 15.3 million through profit or loss. The write-off was recognized in general and administration operating expenses for the year ended February 28, 2022. The error was corrected prospectively as the impact to the prior periods is not material. No instances were noted for the financial year ended February 29, 2024 and February 28, 2023.

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

Karooooo, as listed on the NASDAQ and inward listed on the JSE on April 21, 2021, owns 100% of Cartrack. As at February 29, 2024, Zak is the ultimate controlling shareholder of the Group, holding 20,028,811 shares (65.0% shareholdings) of Karooooo.

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

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with the IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The policies applied in these annual financial statements are based on IFRS effective for annual period beginning on March 1, 2023.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved for issue by the Directors on June 13, 2024.

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

2. MATERIAL ACCOUNTING POLICY INFORMATION

2.1 Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

Judgments

Management is of the opinion that there is no significant judgment made in applying accounting policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period.

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

The Group tests goodwill for impairment on an annual basis. The recoverable amounts of cash-generating units have been determined based on the higher of value-in-use calculations and fair value less costs of disposal. The value-in-use calculations are performed internally by the Group and require the use of various estimates and assumptions regarding discount rates and the future financial performance of the cash-generating units. The fair value less costs of disposal are performed by an external valuer using the market approach, by applying price-to-value metrics observed in comparable companies to the Cash Generating unit (“CGU”).

The Group’s goodwill is subjected to impairment assessment annually as at year end and when circumstances indicate that the carrying value may be impaired. For impairment assessment, management uses valuation techniques which involve significant judgment in estimating the recoverable amounts of these assets. Any shortfall of the recoverable amounts against the carrying amounts of these assets will be recognized as impairment losses. The recoverable amounts is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. The carrying amounts of the Group’s goodwill and key assumptions applied in the determination of the recoverable amounts including a sensitivity analysis, are disclosed and further explained in Note 8 to the financial statements.

iii.	Provision for expected credit losses (“ECLs”) of trade receivables

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group determines expected credit losses of trade receivables by making debtor-specific assessment of expected impairment loss for long overdue trade receivables and using a provision matrix for remaining trade receivables that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables is disclosed in Note 31.2(a).

The carrying amounts of the Group’s trade receivables at the end of the reporting period is disclosed in Note 11.

2.2 Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

a)	Basis of consolidation

The consolidated financial statements comprises the financial statements of the Company and its subsidiaries as at the end of the reporting period. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

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

Non-controlling interest in the acquiree, that are present ownership interests and entitled their holders to a proportionate share of net assets of the acquiree are recognized on the acquisition date at either fair value, or the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

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

Non-controlling interest

Non-controlling interest (“NCI”) represents the equity in subsidiaries not attributable, directly or indirectly, to owners of the Company. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

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

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

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

Intangible assets acquired separately are measured initially at cost. Following initial acquisition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

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

iv.	Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationship is amortized on a straight-line basis over the expected useful life of three years.

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

iii.	Value added tax

Revenues, expenses and assets are recognized net of the amount of value added tax except:

●	Where the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the value added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	Receivables and payables that are stated with the amount of value added tax included.

The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

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

3. STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Group will apply for the first-time certain standards and amendments, which are effective for annual periods beginning on or after March 1, 2024. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group is in the process of assessing the impact of the following new and amended standards on the Group’s consolidated financial statements.

Details of amendment	Annual periods beginning on/after
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1: Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangement	January 1, 2024
Amendments to IAS 21: Lack of Exchangeability	January 1, 2024
IFRS 7 and IFRS 9: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027
Amendments to IAS 28 and IFRS 10: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

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

-

Carzuka is a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively. During the third quarter of the financial year, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This follows considerable interaction with motor dealerships across South Africa during these periods, who perceived Carzuka’s business interests to conflict with their business interests and Cartrack does not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

There are many components within the Carzuka’s platform that had been built and developed and will continue to provide value to the existing Cartrack fleet platform. As at February 29, 2024, Carzuka has been integrated into Cartrack’s broader operations.

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

The segment information provided to the Group CEO, for the reportable segments for the financial year ended February 29, 2024, February 28, 2023 and February 28, 2022 as follows:

Figures in Rand thousands	Cartrack	Carzuka	Karooooo Logistics	Total
February 29, 2024
Subscription revenue	3,522,816	–	12,989	3,535,805
Other revenue	90,879	–	–	90,879
Vehicle sales	–	274,787	–	274,787
Delivery service	–	–	304,040	304,040
Segment revenue	3,613,695	274,787	317,029	4,205,511

Segment operating profit/(loss)	1,069,313	(52,907)	26,096	1,042,502

Depreciation and amortization	640,419	5,386	2,337	648,142
Capital expenditure	923,579	317	3,672	927,568

February 28, 2023
Subscription revenue	3,003,931	–	6,141	3,010,072
Other revenue	72,709	–	–	72,709
Vehicle sales	–	250,845	–	250,845
Delivery service	–	–	173,441	173,441
Segment revenue	3,076,640	250,845	179,582	3,507,067

Segment operating profit/ (loss)	914,981	(37,813)	4,747	881,915

Depreciation and amortization	541,238	2,133	1,560	544,931
Capital expenditure	605,716	12,074	8,519	626,309

February 28, 2022
Subscription revenue	2,565,745	–	2,420	2,568,165
Other revenue	71,055	–	–	71,055
Vehicle sales	–	67,310	–	67,310
Delivery service	–	–	39,621	39,621
Segment revenue	2,636,800	67,310	42,041	2,746,151

Segment operating profit/ (loss)	715,336	(13,302)	(2,909)	699,125

Depreciation and amortization	497,161	97	101	497,359
Capital expenditure	594,171	1,916	363	596,450

Reconciliation of information on reportable segments to the amounts reported in consolidated financial statements

	Year ended February 29/28
Figures in Rand thousands	2024	2023	2022
Total segment operating profits	1,042,502	881,915	699,125
IPO costs	–	–	(10,288)
Finance income	39,418	23,255	6,083
Finance cost	(15,822)	(10,095)	(12,331)
Fair value changes to derivative assets	(388)	(971)	(506)
Consolidated profit before taxation	1,065,710	894,104	682,083

Information about geographical areas:

	As of February 29/28
Non-current operating assets[1]	2024	2023

South Africa	1,714,719	1,417,103
Africa-Other	154,777	116,463
Europe	355,904	270,379
Asia-Pacific[2], Middle East & USA	498,361	380,436
	2,723,761	2,184,381

1	Non-current operating assets consist of property, plant and equipment, capitalized commission assets, intangible assets, goodwill and prepayments.
2	Included in Asia-Pacific is non-current assets from Singapore amount to ZAR 226.2 million (2023: ZAR 140.0 million).

Information about revenue from geographical areas are disclosed in Note 20.

There are no customers which contribute in excess of 10% of Group revenue for the financial year ended February 29, 2024, February 28, 2023 and February 28, 2022.

5. PROPERTY, PLANT AND EQUIPMENT

	Land and Property [1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress[1]	Total
At February 29, 2024
Owned assets
Cost	153,962	129,567	161,133	130,511	215,539	3,175,435	266,870	4,233,017
Accumulated depreciation	(31,245)	(95,097)	(119,796)	–	–	(2,143,185)	–	(2,389,323)
Carrying value	122,717	34,470	41,337	130,511	215,539	1,032,250	266,870	1,843,694

Right-of-use assets
Cost	202,367	105,692	19,399	–	–	–	–	327,458
Accumulated depreciation	(89,275)	(29,797)	(19,286)	–	–	–	–	(138,358)
Carrying value	113,092	75,895	113	–	–	–	–	189,100

Total	235,809	110,365	41,450	130,511	215,539	1,032,250	266,870	2,032,794

At February 28, 2023
Owned assets
Cost	147,607	134,813	143,734	202,425	104,951	2,566,867	76,519	3,376,916
Accumulated depreciation	(26,422)	(105,337)	(79,563)	–	–	(1,691,206)	–	(1,902,528)
Carrying value	121,185	29,476	64,171	202,425	104,951	875,661	76,519	1,474,388

Right-of-use assets
Cost	172,155	53,083	21,170	–	–	–	–	246,408
Accumulated depreciation	(88,208)	(19,928)	(20,846)	–	–	–	–	(128,982)
Carrying value	83,947	33,155	324	–	–	–	–	117,426

Total	205,132	62,631	64,495	202,425	104,951	875,661	76,519	1,591,814

Reconciliation of the carrying value of property, plant and equipment

	Land and Property [1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress[1]	Total

At February 29, 2024
Beginning balance	121,185	29,476	64,171	202,425	104,951	875,661	76,519	1,474,388
Acquisition of subsidiary	–	512	33	–	–	–	–	545
Additions	8,823	14,672	13,123	153,425	208,683	287,277	190,351	876,354
Transfer	–	–	–	(225,339)	(101,722)	327,061	–	–
Disposals	–	(251)	(2,147)	–	–	(3,544)	–	(5,942)
Depreciation	(7,557)	(10,977)	(35,441)	–	–	(475,536)	–	(529,511)
Translation adjustments	266	1,038	1,598	–	3,627	21,331	–	27,860
Ending balance	122,717	34,470	41,337	130,511	215,539	1,032,250	266,870	1,843,694

Right-of-use assets
Beginning balance	83,947	33,155	324	–	–	–	–	117,426
Additions	90,523	64,529	1,033	–	–	–	–	156,085
Disposals	(21,499)	(8,092)	–	–	–	–	–	(29,591)
Depreciation	(43,622)	(14,282)	(1,245)	–	–	–	–	(59,149)
Translation adjustments	3,743	585	1	–	–	–	–	4,329
Ending balance	113,092	75,895	113	–	–	–	–	189,100

Total	235,809	110,365	41,450	130,511	215,539	1,032,250	266,870	2,032,794

Figures in Rand thousands	Land and Property[1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress[1]	Total
At February 28, 2023
Owned assets
Beginning balance	120,015	31,444	49,367	138,405	173,871	771,124	4,166	1,288,392

Additions	9,057	7,513	33,191	142,586	111,661	203,295	72,353	579,656
Transfer	-	-	-	(78,566)	(189,160)	267,726	–	–
Disposals	(3,230)	(2,033)	(282)	–	–	(2,890)	–	(8,435)
Depreciation	(5,425)	(8,957)	(25,152)	–	–	(404,577)	–	(444,111)
Translation adjustments	768	1,509	7,047	–	8,579	40,983	–	58,886
Ending balance	121,185	29,476	64,171	202,425	104,951	875,661	76,519	1,474,388

Right-of-use assets
Beginning balance	64,388	32,508	5,371	–	–	–	–	102,267
Additions	48,978	9,959	635	–	–	–	–	59,572
Disposals	(698)	(187)	(2)	–	–	–	–	(887)
Depreciation	(34,450)	(9,517)	(5,710)	–	–	–	–	(49,677)
Translation adjustments	5,729	392	30	–	–	–	–	6,151
Ending balance	83,947	33,155	324	–	–	–	–	117,426

Total	205,132	62,631	64,495	202,425	104,951	875,661	76,519	1,591,814

[1]

Certain freehold land and building of the Group with a carrying amount of ZAR 376.9 million (February 28, 2023: ZAR 186.5 million) were mortgaged to a bank as security for mortgaged loan (Note 16). The freehold land and building is a head office suite for South Africa and is located at Rosebank, Johannesburg.

The carrying amount of the property under construction at February 29, 2024 was ZAR 376.9 million (February 28, 2023: ZAR 186.5 million). The amount of borrowing costs capitalized during the year ended February 29, 2024 was ZAR 5.3 million (February 28, 2023: ZAR 4.6 million). The rate used to determine the amount of borrowing costs eligible for capitalization was prime rate plus 1.15% for the financial year ended February 29, 2024 and February 28, 2023, which is the effective interest rate (“EIR”) of the specific borrowings.

6. CAPITALIZED COMMISSION ASSETS

	As of February 29/28
Figures in Rand thousands	2024	2023

Cost	702,540	537,367
Accumulated amortization	(328,019)	(250,313)
Carrying value	374,521	287,054

Reconciliation of the carrying value of capitalized sales commissions

	As of February 29/28
Figures in Rand thousands	2024	2023

At March 1	287,054	231,537
Additions	163,716	112,738
Amortization	(83,155)	(64,707)
Translation adjustments	6,906	7,486
At February	374,521	287,054

The Group capitalizes sales commission costs arising from activated subscription contracts.

7. INTANGIBLE ASSETS

Figures in Rand thousands	Product development costs	Computer software	Trade name	Customer relationships	Total

At February 29, 2024
Cost	200,994	36,937	882	8,694	247,507
Accumulated amortization	(129,377)	(28,164)	(752)	(6,091)	(164,384)
Carrying value	71,617	8,773	130	2,603	83,123

At February 28, 2023
Cost	144,922	34,039	782	6,385	186,128
Accumulated amortization	(76,621)	(20,281)	(391)	(3,193)	(100,486)
Carrying value	68,301	13,758	391	3,192	85,642

Staff costs of ZAR 48.8 million (2023: ZAR 38.8 million) have been capitalized to product development costs with regard to the development of new generation telematics hardware and platform software which was deployed in the current financial year.

Reconciliation of the carrying value of intangible assets

Figures in Rand thousands	Note	Product development costs	Computer software	Trade name	Customer relationship	Total

At February 29, 2024
Beginning balance		68,301	13,758	391	3,192	85,642
Acquisition of subsidiary	28	–	100	–	2,310	2,410
Additions		48,792	2,422	–	–	51,214
Amortization		(48,605)	(7,717)	(261)	(2,899)	(59,482)
Translation adjustments		3,129	210	–	–	3,339
Ending balance		71,617	8,773	130	2,603	83,123

At February 28, 2023
Beginning balance		59,737	11,321	652	5,321	77,031
Additions		38,837	7,816	–	–	46,653
Amortization		(42,638)	(6,115)	(261)	(2,129)	(51,143)
Translation adjustments		12,365	736	–	–	13,101
Ending balance		68,301	13,758	391	3,192	85,642

8. GOODWILL

Goodwill is allocated to the following cash generating units (CGUs): Cartrack - Mozambique, Portugal, Spain and Other and Karooooo Logistics.

		Cartrack				Karooooo
Figures in Rand thousands	Note	Mozambique	Portugal	Spain	Other	Logistics	Total

At March 1, 2022		65,081	30,164	21,381	11,444	58,314	186,384
Translation adjustments		17,196	4,305	3,051	1,545	–	26,097
At February 28, 2023		82,277	34,469	24,432	12,989	58,314	212,481
Acquisition of subsidiary	28	–	–	–	6,223	–	6,223
Translation adjustments		4,027	2,346	1,663	640	–	8,676
At February 29, 2024		86,304	36,815	26,095	19,852	58,314	227,380

Impairment testing

The Group performs its annual impairment test at the end of each financial year, or more frequently if there are indications that goodwill may be impaired. No impairment was identified in the current financial year which is consistent with the conclusions reached in 2023.

The Group considers the relationship between its market capitalization and its equity attributable to equity holders of the parent, among other factors, when performing the annual test of impairment. At February 29, 2024, the market capitalization of the Group exceeded the value of equity by ZAR 11.3 billion (2023: ZAR 11.8 billion).

The Group determines the recoverable amount of each cash-generating units (CGU) based on the higher of its value in use calculations and fair value less costs of disposal. The recoverable amounts of Portugal, Spain and Karooooo Logistics were calculated by using discounted cash flow valuation technique, which requires the use of various estimates. Each of the cash flow projections are based on forecasts over a five-year period, which have been approved by senior management. For Mozambique, the Group has engaged an external valuer to determine the fair value less cost of disposal of the CGU using market approach, by applying price-to-value metrics observed in comparable companies to the CGU. The Other CGUs are valued on an earnings multiple basis.

The key estimates used for the value in use calculations and sensitivity to changes in assumptions are as follows:

		As of February 29/28
Key estimates applied in value in use calculation	CGU	2024	2023
Revenue growth rate
This is the average annual compound growth rate in revenue that is derived from management’s forecast and is based on external available information, such as GDP and industry growth rate within the region.	Mozambique	N.A.	16%
	Portugal	16%	15%
	Spain	19%	19%
	Karooooo Logistics	27%	51%

The growth rate applied for revenue is considered to be the main driver of profitability and hence free cash flow. CGUs are at different maturity levels in their business cycles and hence will reflect considerably different growth rates. The various geographical markets the CGUs operate within also have differences in their economies which have been taken into consideration. The growth rate determined by management is based on historical data from both external and internal sources and is within the range of reported global telematics growth forecasts for the medium to long term and with the assumptions that a market participant would make.

Terminal growth rate
The estimated rate of growth after the five-year forecast period. This rate is informed primarily by external forecasts about economic activity by region. Changes in these rates are reflective of changes in market views on the economic growth in those regions.	Mozambique	N.A.	8%
	Portugal	2%	2%
	Spain	2%	2%
	Karooooo Logistics	5%	5%

Discount rate
The rate reflects the specific risks relating to the country and industry in which the entity operates. These rates were determined using externally available information. The rates were determined using the Weighted Average Cost of Capital model. The rate is a pre-tax rate.	Mozambique	N.A.	31%
	Portugal	16%	19%
	Spain	16%	19%
	Karooooo Logistics	35%	38%

For Spain, Portugal and Karooooo Logistics, the Group has applied a 50 basis point (2023: 50 basis point) increase and decrease to the revenue growth rates, terminal growth rates and discount rates used in the impairment testing. The sensitivity test does not result in impairment.

The key estimates used for the fair value less costs of disposal calculations are earnings multiples. The market approach is based on the premise that the companies with similar business models and economic fundamentals would likely sell for similar prices. Comparable companies, which are typically listed companies trading in the same sector as the entity, would be identified and price-to-value metrics for these companies would be calculated. The Group has considered EV/EBITDA multiple as the most appropriate metric to determine the fair value less cost of disposal of this CGU. The EV/EBITDA multiples are 6.8x. A change of 50 basis points of the multiple will not result in any impairment. In prior year, recoverable amount of Mozambique was calculated by using discounted cash flow technique.

9. DEFERRED TAX

		As of February 29/28
Figures in Rand thousands	Note	2024	2023

Deferred tax liabilities		(69,840)	(51,894)
Deferred revenue		63,934	59,402
Property, plant and equipment and capitalized commission assets		(158,592)	(144,007)
Lease obligations		(2,411)	4,812
ECL provision on trade receivables		18,716	17,238
Other		8,513	10,661

Deferred tax assets		81,903	60,919
Deferred revenue		5,791	4,856
Property, plant and equipment and capitalized commission assets		41,842	25,233
Tax losses		15,186	8,795
Lease obligations		3,076	2,903
ECL provision on trade receivables		6,504	8,890
Other		9,504	10,242

Total net deferred tax assets		12,063	9,025

Reconciliation of deferred tax assets/(liabilities)
At March 1		9,025	11,320
Increase in deferred revenue temporary differences		5,569	5,417
Decrease in ECL provision on trade receivables temporary differences		(393)	(430)
Decrease in property, plant and equipment and capitalized commission assets temporary differences		4,313	(469)
Increase/(decrease) in tax losses temporary differences		6,370	(13,076)
(Decrease)/increase in lease obligation temporary differences		(7,120)	1,659
(Decrease)/increase in other temporary differences		(3,051)	1,504
Translation adjustments		(2,650)	3,100
At February 29/28		12,063	9,025

Reconciliation of deferred tax balances
At March 1		9,025	11,320
Credit/(charge) to income statement	24	6,500	(17,229)
Others		132	14,570
Translation adjustments		(3,594)	364
At February 29/28		12,063	9,025

Unrecognized deferred tax assets

The Group has not recognized deferred tax assets relating to available tax losses in start-up subsidiaries where the probability of future taxable income is uncertain. These potential deferred tax assets will be recognized and utilized in future periods as and when they meet the recognition criteria. The tax losses available from these subsidiaries are ZAR 113.1 million (2023: ZAR 116.2 million). None of the tax losses expire in terms of local tax legislation.

Unrecognized deferred tax liabilities

No deferred tax liability is recognized on temporary differences of ZAR 1,131.1 million (2023: ZAR 1,194.7 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timings of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

10. INVENTORIES

	As of February 29/28
Figures in Rand thousands	2024	2023

Vehicles	2,083	75,843
Other consumables	4,499	3,316
Total inventories	6,582	79,159

Inventories recognized as an expense in cost of sales is ZAR 267.3 million (2023: ZAR 218.8 million, 2022: ZAR 59.2 million).

11. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of February 29/28
Figures in Rand thousands	2024	2023

Trade receivables	554,107	485,740
Expected credit loss provision	(165,240)	(149,541)
	388,867	336,199
Other receivables
Deposits	500,646	11,811
Sundry debtors	24,656	24,739
Finance lease receivables	17,326	21,403
Subtotal	931,495	394,152

Prepayments	55,778	32,387
Other taxes	16,956	7,367
Total trade and other receivables and prepayments	1,004,229	433,906

Non-current	18,831	24,715
Current	985,398	409,191
	1,004,229	433,906

Short term deposit included in deposits amounted to ZAR 485.7 million are placed with a licensed bank for a term of 5 to 9 months and earns interests at the bank’s prevailing deposit rate.

During the year ended February 28, 2023, the Group entered into a finance leasing arrangement as a lessor for a machinery to a third party. The average term of finance leases entered into is five years. The following table shows the maturity analysis of the undiscounted lease payments to be received:

	As of February 29/28
Figures in Rand thousands	2024	2023

Maturities analysis
– within one year	4,438	4,078
– within two to four years	12,888	14,525
– over four years	-	2,800
Present value of lease payments	17,326	21,403

Non-current asset	12,888	17,325
Current asset	4,438	4,078
	17,326	21,403

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

The Group has recognized a loss allowance of 100% (2023: 100%) against aged receivables, and debts are considered aged and not recoverable when they typically reach 360 or 450 days, depending on respective entities’ historical experiences.

With customers being afforded payment holidays and extended payment terms, the ageing profile of trade receivables has extended which in turn has resulted in the expected credit loss provision being increased. The method in providing for expected credit losses is consistent with prior years.

The average credit period extended to customers is 30 days (2023: 30 days). No interest is charged on outstanding trade receivables.

Credit quality of trade and other receivables

Information on credit quality of trade and other receivables is on Note 31.2 (a).

Reconciliation of the expected credit loss provision recognized with regard to trade and other receivables

	As of February 29/28
Figures in Rand thousands	2024	2023

At March 1	(149,541)	(161,683)
Allowance for expected credit losses, net	(109,422)	(87,541)
Amounts utilized	90,538	105,921
Translation adjustments	3,185	(6,238)
At February 29/28	(165,240)	(149,541)

12. LOANS TO/(FROM) RELATED PARTIES

	As of February 29/28
Figures in Rand thousands	2024	2023

Non-current assets
Loans to related party	28,200	25,800

Current liabilities
Loans from related parties	(924)	(607)

Related party loans are unsecured, bear no interest and have no fixed terms of repayment. The fair value of these financial instruments approximates the carrying amount.

13. CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT

	As of February 29/28
Figures in Rand thousands	2024	2023

Cash on hand	1,965	398
Bank balances	457,366	318,630
Short-term deposits	196	646,762
Cash and cash equivalents in the consolidated statement of financial position	459,527	965,790
Bank overdrafts	(23,362)	(40)
Cash and cash equivalents in the consolidated statement of cash flows	436,165	965,750

Current assets	459,527	965,790
Current liabilities	(23,362)	(40)
	436,165	965,750

Information on cash flow management is included in Note 31.2 (b). Refer to Note 36 for information on the various facilities available to the Group.

14. OTHER FINANCIAL ASSETS

	As of February 29/28
Figures in Rand thousands	2024	2023

Non-current assets
Derivative – call option [1]	-	388

[1]

This relates to a call option agreement with the non-controlling shareholders of Karooooo Logistics to acquire additional 13% interest in Karooooo Logistics.  As at February 29, 2024, the non-controlling shareholders have removed all rights to exercise the call option.  The call option was derecognized in profit or loss.

15. SHARE CAPITAL AND TREASURY SHARES

	As of February 29/28
Figures in Rand thousands	2024	2023

Share Capital
Issued and fully paid 30,951,106 (2023: 30,951,106) ordinary shares of no par value	7,142,853	7,142,853

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

As of February 29
Figures in Rand thousands	2024

Treasury shares
At March 1	-
Treasury shares purchased	23,816
At February	23,816

The Company acquired 51,106 shares in the open market during the financial year, of which 14,637 shares are held in trust by Cartrack Holdings Proprietary Ltd. The total amount paid to acquire the shares was ZAR 23.8 million and this was presented as a component within shareholder’s equity.

Subsequently, these shares are being cancelled with effect on May 24, 2024.

16. TERM LOANS

					As of February 29/28
Figures in Rand thousands	Notes	Currency	Interest rate	Maturity	2024	2023

Non-current liabilities
Interest-bearing loans		ZAR	7.25%	September 2023	–	504
Interest-bearing loans		EUR	EURIBOR + 3%	December 2023	–	243
Mortgaged bonds	36	ZAR	Prime rate -1.15%	December 2025	41,645	37,557

					41,645	38,304

Current liabilities
Interest-bearing loans		EUR	EURIBOR + 3%	December 2023	–	5,497
Mortgaged bonds	36	ZAR	Prime rate -1.15%	December 2025	6,534	16,146
					6,534	21,643
Total term loans					48,179	59,947

As at February 29, 2024 and February 28, 2023, the Group met the loan covenants.

Reconciliation of movement of liabilities to cash flows arising from financing activities

Figures in Rand thousands	Loans from related parties	Other loans and borrowings	Lease liabilities	Total

Balance at March 1, 2023	607	59,947	120,727	181,281
Changes from financing cash flows	290	(12,018)	(57,892)	(69,620)
Proceeds from borrowings	342	–	–	342
Repayment of related parties loans	(52)	–	–	(52)
Repayment of term loans	–	(12,018)		(12,018)
Payment of lease liabilities	–	–	(57,892)	(57,892)
The effect of changes in foreign exchange rates	27	250	5,011	5,288

Other changes	–	–	126,494	126,494
Interest paid	–	(194)	(11,371)	(11,565)
New leases	–	–	156,085	156,085
Disposal	–	–	(29,591)	(29,591)
Interest expense	–	194	11,371	11,565
Balance at February 29, 2024	924	48,179	194,340	243,443

Balance at March 1, 2022	2,134	89,350	112,078	203,562
Changes from financing cash flows	(1,625)	(30,532)	(56,617)	(88,774)
Proceeds from borrowings	315	502	–	817
Repayment of related parties loans	(1,940)	–	–	(1,940)
Repayment of term loans	–	(31,034)	–	(31,034)
Payment of lease liabilities	–	–	(56,617)	(56,617)

The effect of changes in foreign exchange rates	98	1,129	5,694	6,921

Other changes	–	–	59,572	59,572
Interest paid	–	(797)	(8,199)	(8,996)
New leases	–	–	59,572	59,572
Interest expense	–	797	8,199	8,996
Balance at February 28, 2023	607	59,947	120,727	181,281

17. LEASE LIABILITIES

	As of February 29/28
Figures in Rand thousands	2024	2023

Maturities analysis
– within one year	63,055	52,843
– within two to four years	123,387	57,930
– over four years	7,898	9,954
Present value of lease payments	194,340	120,727

Non-current liabilities	131,285	67,882
Current liabilities	63,055	52,845
	194,340	120,727

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

Property leases capitalized have an average lease term of four years and interest incurred is at an incremental borrowing rate of a similar asset. External sources of information were used to determine incremental borrowing rate of a similar asset. Total cash outflows for leases recognized in statement of cash flows ZAR 69.3 million (2023: ZAR 64.8 million, 2022: ZAR 53.3 million).

The Group leases office building, motor vehicles and IT equipment with contract terms less than twelve months. These leases are short-term. For the financial year ended February 29, 2024, the Group recognized lease payments of ZAR 7.3 million (2023: ZAR 6.2 million, 2022: ZAR 8.2 million) associated with these short-term leases as an expense on a straight-line basis over the lease term.

18. DEFERRED REVENUE

	As of February 29/28
Figures in Rand thousands	2024	2023

Beginning balance	395,867	326,404
Amounts deferred in current financial year	474,706	353,719
Amounts released to revenue in the current financial year	(382,081)	(304,541)
Translation adjustments	(41,342)	20,285
Ending balance	447,150	395,867

Non-current liabilities	121,302	112,185
Current liabilities	325,848	283,682
	447,150	395,867

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

	As of February 29/28
Figures in Rand thousands	2024	2023

Maturities analysis
– within one year	325,848	283,682
– within two to four years	115,801	107,558
– over four years	5,501	4,627
Present value of amounts received in advance	447,150	395,867

19. TRADE AND OTHER PAYABLES

	As of February 29/28
Figures in Rand thousands	2024	2023

Trade payables
Amounts due to related parties	12,230	13,081
Trade payables	207,308	137,400
Accrued expenses	149,251	121,784
	368,789	272,265

Other payables
Sundry creditors	19,639	22,918
Other taxes	48,131	44,566
Dividend payable to NCI	9,725	34,298
	446,284	374,047

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

	Year ended February 29/28
Figures in Rand thousands	2024	2023	2022

Revenue from contracts with customers
Subscription revenue - Cartrack	3,522,816	3,003,931	2,565,745
Subscription revenue - Karooooo Logistics	12,989	6,141	2,420
Other revenue - Cartrack	90,879	72,709	71,055
Hardware sales	43,250	29,685	37,435
Installation revenue	29,186	29,278	21,321
Miscellaneous contract fees	18,443	13,746	12,299
Vehicle sales	274,787	250,845	67,310
Delivery service fees	304,040	173,441	39,621
Total revenue	4,205,511	3,507,067	2,746,151

Primary geographical markets
South Africa	3,171,851	2,730,401	2,123,153
Africa-Other	144,020	131,077	101,019
Europe	347,628	257,078	229,671
Asia-Pacific*, Middle East and USA	542,012	388,511	292,308
	4,205,511	3,507,067	2,746,151

Timing of revenue recognition
Products and services transferred at a point in time	669,706	323,554	177,986
Services transferred over time	3,535,805	3,183,513	2,568,165
Total revenue	4,205,511	3,507,067	2,746,151

*	Included in Asia-Pacific is revenue from Singapore amounted to ZAR 132.4 million (2023: ZAR 105.6 million, 2022: ZAR 96.1 million).

21. OPERATING PROFIT

		Year ended February 29/28
Figures in Rand thousands	Notes	2024	2023	2022

Operating profit is stated after accounting for the following charges:

Depreciation of property, plant and equipment	5	588,660	493,788	458,281
Amortization of capitalized commission assets	6	83,155	64,707	64,566
Amortization of intangible assets	7	59,482	51,143	39,078
Employee benefits expense [1]		1,076,244	865,831	720,606
Defined contribution plan		45,468	44,681	26,534

[1]	After offsetting government grant received ZAR Nil (2023: ZAR Nil million, 2022: ZAR 6.7 million).

22. FINANCE INCOME

	Year ended February 29/28
Figures in Rand thousands	2024	2023	2022

Interest income from bank balances	39,418	23,255	6,083

23. FINANCE COSTS

	Year ended February 29/28
Figures in Rand thousands	2024	2023	2022

Lease liabilities	11,371	8,199	6,249
Term loans	194	797	4,317
Overdraft	2,296	291	794
Others	1,961	808	971
	15,822	10,095	12,331

24. TAXATION

		Year ended February 29/28
Figures in Rand thousands	Note	2024	2023	2022

Major components of the tax expense:
Current tax
Current year		297,546	250,606	208,141
Prior year		(120)	(4,671)	8,573
		297,426	245,935	216,714

Deferred tax
Current year		(12,964)	15,972	(16,370)
Prior year		6,464	1,257	(3,394)
	9	(6,500)	17,229	(19,764)

Withholding tax		20,628	22,134	8,526

Total tax expense		311,554	285,298	205,476

Reconciliation between accounting profit and tax expense:
Profit before taxation		1,065,710	894,104	682,083
Tax at the applicable tax rate of 17% [1] (2023: 17%[1], 2022: 17%1)		181,171	151,998	115,954
Effect of different tax rates in foreign jurisdictions		90,081	91,841	66,257

Taxation effect of adjustments on taxable income:
Utilization of previously unrecognized tax losses		(10,811)	(2,239)	(982)
Tax incentive		(6,549)	(5,975)	(2,709)
Income not subject to tax		(1,414)	(4,184)	(270)
Non-deductible expenses		15,898	20,789	12,556
Recognition of previously unrecognized tax losses		–	(1,794)	(2,060)
Current year losses for which no deferred tax asset is recognized		19,223	14,085	1,040
Withholding tax		20,628	22,134	8,526

Prior year tax under/(over) provision		6,344	(3,414)	5,179
Tax effect of deferred tax on decrease in tax rate		–	(594)	–
Others		(3,017)	2,651	1,985
Total tax expense		311,554	285,298	205,476

[1]	This is the corporate tax rate in Singapore.

25. TAXATION PAID

	Year ended February 29/28
Figures in Rand thousands	2024	2023	2022

Balance payable at beginning of the year	(47,369)	(32,100)	(10,203)
Acquisition of subsidiary	–	–	477
Current tax for the year recognized in profit or loss	(318,054)	(268,069)	(225,240)
Translation adjustments	(1,195)	(3,821)	341
Balance payable at end of the year	64,661	47,369	32,100
	(301,957)	(256,621)	(202,525)

26. DIVIDEND

Dividend per share

Dividend paid by the Company to owner of the Company

	Year ended February 29/28
	2024		2023
Figures in Rand thousands	Per share (ZAR)	Amount	Per share (ZAR)	Amount
Interim dividend	16.14	499,518	10.70	331,252

27. INTEREST IN SUBSIDIARIES

The following table lists the entities which are controlled by the Group.

Company Name	Held by	Country of incorporation	% holding 2024	% holding 2023
Cartrack Holdings Proprietary Limited[4]	Karooooo Ltd	South Africa	100.0	100.0
Carzuka.com Pte Ltd[1]	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Software Pte. Ltd.	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.0	100.0
Karooooo Cartrack Limited [10]	Karooooo Ltd	Uganda	100.0	100.0
Cartrack (Cambodia) Co. Ltd	Karooooo Management Company Pte. Ltd.	Cambodia	100.0	100.0
Cartrack Swaziland (Pty) Ltd[11]	Karooooo Management Company Pte. Ltd.	Kingdom of Eswatini	76.0	-
Carzuka Pte Ltd[1]	Carzuka.com Pte. Ltd.	Singapore	100.0	100.0
Karooooo Technologies Proprietary Limited[2]	Karooooo Proprietary Ltd	South Africa	100.0	100.0
Cartrack Management Services Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Insurance Agency Proprietary Limited[3]	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.0	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Purple rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Karooooo Logistics (Pty) Ltd[6]	Cartrack Holdings Proprietary Limited	South Africa	70.1	70.1
Cartrack Telematics Proprietary Limited[9]	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 1 (Pty) Ltd[1,7]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[1,9]	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 2 (Pty) Ltd[1,8]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	100.0
Karooooo Kenya Limited[5]	Cartrack Technologies Pte. Limited	Kenya	70.0	70.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0

Company Name	Held by	Country of incorporation	% holding 2024	% holding 2023
Cartrack Investments UK Limited[1]	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC.	Cartrack Technologies Pte. Limited	Philippines	100.0	100.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited[1]	Cartrack Technologies Pte. Limited	Zambia	100.0	100.0
Cartrack (Mauritius) Ltd[1]	Cartrack Technologies Pte. Limited	Mauritius	100.0	100.0
Cartrack Vietnam Limited Liability Company[1]	Cartrack Technologies Pte. Limited	Vietnam	100.0	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.Sp.zo.o	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack Limitada[9]	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	90.0	80.0
Cartrack for Information Technology Company[1]	Cartrack Technologies LLC	Kingdom of Saudi Arabia	51.0	51.0

[1]	Dormant
[2]	Previously known as Cartrack Technologies Proprietary Limited
[3]	Previously known as Drive and Save Proprietary Limited
[4]	Previously known as Cartrack Holdings Limited
[5]	Previously known as Retriever Limited
[6]	Previously known as Picup Technologies Proprietary Limited
[7]	Previously known as Veraspan Proprietary Limited
[8]	Previously known as Zonke Bonke Telecoms Proprietary Limited
[9]	The Group considers Cartrack Limitada, Combined Telematics Services Proprietary Limited and Cartrack Telematics Proprietary Limited as subsidiaries of the Group as the Group has the right to appoint majority of the directors on the Board of Directors of these entities through contractual shareholders’ agreement. The Board of Directors of the companies direct the relevant activities of these entities. Accordingly, the Group is exposed to and has the rights to variable returns, and has the ability to affect those returns through the Board of Directors.
[10]	90% of the share capital of Karooooo Cartrack Limited is held by Karooooo Limited and the remainder 10% of the share capital is held by Karooooo Management Company Pte Limited.
[11]	74% of the share capital of Cartrack Swaziland (Pty) Ltd is held by Karooooo Management Company Pte. Ltd. and 2% is held by Cartrack Holdings Proprietary Limited.

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

On March 1, 2023, Cartrack acquired 76% of the shares and voting interests in Cartrack Swaziland (Pty) Ltd for a consideration of ZAR 9,120,000, recognizing a goodwill of ZAR 6.2 million (see Note 28).

28. ACQUISITION OF SUBSIDIARY

(i)	Cartrack Swaziland (Pty) Ltd

On March 8, 2023, the Group acquired 76% of the shares and voting interests in Cartrack Swaziland (Pty) Ltd, from its existing franchisees for a consideration of ZAR 9.12 million, recognizing a goodwill of ZAR 6.2 million. The goodwill amount are not material to the Group.

The fair values of identifiable net assets and the cash outflows on the acquisition were as follows:

Figures in Rand thousands	Notes	As of February 29, 2024

Other non-current assets		2,868
Cash and cash equivalents		3,778
Other current assets (excluding cash and cash equivalents)		203
Non-current liabilities		(354)
Current liabilities		(2,683)

Net identifiable assets acquired		3,812
Add: Goodwill	8	6,223
Less: NCI based on proportionate interest		(915)
Cash consideration transferred for the business		9,120

Less: cash and cash equivalents acquired		(3,778)
Less: cash consideration payable		(240)
Net outflow of cash		5,102

Goodwill arising on the acquisitions is attributable to the synergies expected to arise from their integration with the Group, the skilled workforce acquired and the expanded customers. The primary reason for these acquisitions is to strategically expand its customers base.

29. MATERIAL NON-CONTROLLING INTEREST

On April 21, 2021, the Group acquired the remaining 31.9% equity interest in Cartrack, increasing its ownership from 68.1% to 100%. Reinvestment scheme was offered to the minority shareholders of Cartrack by exchanging a fixed number of Karooooo shares for a fixed number of Cartrack Shares (see Note 1).

The carrying amount of Cartrack’s net assets in the Group’s consolidated financial statements on the date of acquisition was ZAR 435.1 million. Subsequent to the acquisition of the remaining 31.9% stake in Cartrack, there is no material non-controlling interest as at February 29, 2024 and February 28, 2023.

30. RELATED PARTIES

In addition to the information disclosed in Notes 11, 12 and 19 in the financial statements, the following transactions took place between the Group and related parties at the terms agreed between parties:

Transactions with related parties

	Year ended February 29/28
Figures in Rand thousands	2024	2023	2022

Sales to related parties	(30,730)	(20,139)	(28,915)
Purchases from related parties	137,107	92,520	98,032
Rent paid to related parties	8,468	6,121	13,697

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

Expected credit losses on financial assets recognized in profit or loss were as follows:

	Year ended February 29/28
Figures in Rand thousands	2024	2023	2022

Expected credit loss provision on trade receivables arising from contracts with customers	109,422	87,541	88,482

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

The following table provides information about the expected credit loss rate for trade receivables by ageing category:

Figures in Rand thousands	Expected credit loss rate	Gross carrying amount	Impairment loss allowance

At February 29, 2024
Since invoicing	6%	201,762	12,844
1 month since invoicing date	14%	64,098	8,988
2 months since invoicing date	22%	39,487	8,627
3 months since invoicing date	54%	248,760	134,781
Total	30%	554,107	165,240

Figures in Rand thousands	Expected credit loss rate	Gross carrying amount	Impairment loss allowance

At February 28, 2023
Since invoicing	7%	195,058	13,177
1 month since invoicing date	18%	51,655	9,434
2 months since invoicing date	25%	29,777	7,328
3 months since invoicing date	57%	209,250	119,602
Total	31%	485,740	149,541

Cash and cash equivalents

The Group held cash and cash equivalents of ZAR 459.5 million as at February 29, 2024 (2023: ZAR 965.8 million) and short term deposits amounting to ZAR 485.7 million as at February 29, 2024 (2023: ZAR Nil million). The amounts are held with major banks and financial institutions which are rated and regulated in each country. None of the bank’s holding deposits show financial strain. Impairment on cash and cash equivalents at bank and short term deposits has been measured on a 12-month expected loss and reflect the short maturity of the exposures. The Group considers that its cash and cash equivalents at bank and short term deposits have low credit risk and the amount of the allowance to be insignificant.

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

Figures in Rand thousands	Less than 1 year	2 years	3 years	4 years	>5 years	Total

At February 29, 2024
Term loans	11,313	45,089	–	–	–	56,402
Lease obligations	74,161	63,876	34,842	31,868	15,033	219,780
Trade and other payables	398,153	–	–	–	–	398,153
Loans from related parties	924	–	–	–	–	924
Bank overdraft	23,362	–	–	–	–	23,362

At February 28, 2023
Term loans	21,993	18,352	17,596	15,751	–	73,692
Lease obligations	56,511	37,454	15,084	11,180	10,271	130,500
Trade and other payables	329,481	–	–	–	–	329,481
Loans from related parties	607	–	–	–	–	607
Bank overdraft	40	–	–	–	–	40

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

The Group does not apply hedge accounting.

Exposure to currency risk

The summarized quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

Figures in Rand thousands	USD	EUR	SGD

At February 29, 2024
Trade and other receivables	326,060	5,213	1,306
Loan from related parties	127,802	86,824	–
Loan to related parties	(236,878)	–	(20,869)
Cash and cash equivalents	70,015	2,590	1,868
Trade and other payables	(230,793)	(5,318)	(15,639)
	56,206	89,309	(33,334)

At February 28, 2023
Trade and other receivables	104,583	40	433
Loan from related parties	114,186	80,342	–
Loan to related parties	(229,229)	–	(20,040)
Cash and cash equivalents	61,780	2,337	560
Trade and other payables	(50,581)	(5,846)	(8,135)
	739	76,873	(27,182)

Sensitivity analysis

A strengthening/weakening of the ZAR against the USD, EUR and SGD, at year-end would have impacted the measurement of financial instruments denominated in a foreign currency, equity and profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant. A factor change of 10% has been applied to the exchange rates.

Figures in Rand thousands	Strengthening of ZAR	Weakening of ZAR

February 29, 2024
USD	(5,621)	5,621
EUR	(8,931)	8,931
SGD	3,333	(3,333)
	(11,219)	11,219

February 28, 2023
USD	(74)	74
EUR	(7,687)	7,687
SGD	2,718	(2,718)
	(5,043)	5,043

31.2 (d) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s exposure to interest rate risk relates primarily to the Group’s loan obligations with variable interest rates as follow:

●	The term loan with Caixa Geral Depositos de S.A attracts interest at a rate of 3% p.a plus 12-month Euro Interbank Offered Rate (“EURIBOR”). The reform of EURIBOR was completed and as a result it can continue to be used as a reference rate. The term loan was fully repaid on January 18, 2024.

●	The term loan with Standard Bank South Africa attracts interest at a rate of 2.05% plus 3-month Johannesburg Interbank Average Rate (“JIBAR”). The facility had been terminated on February 26, 2024.

●	The mortgaged bond with First National Bank attracts interest at a rate of 1.15% p.a plus prime rate. There is uncertainty over the timing and the methods of transition for replacing the existing prime rate with alternative rates.

No financial instruments were entered into to mitigate the risk of interest rate movements.

Interest rate sensitivity

The following table illustrates the effects on Group’s earnings and equity, all other factors remaining constant. A factor of 1% has been applied to the interest rates:

	As of February 29/28
Figures in Rand thousands	2024	2023

Effect on profit before tax (1% increase)	(479)	(599)
Effect on profit before tax (1% decrease)	479	599

32. ANALYSIS OF ASSETS AND LIABILITIES BY FINANCIAL INSTRUMENT CLASSIFICATION

The following table shows the carrying amounts and classification of financial assets and financial liabilities. The carrying amounts approximate their fair values.

		As of February 29/28
Figures in Rand thousands	Notes	2024	2023

Financial assets (at amortized cost)
Loans to related party	12	28,200	25,800
Trade and other receivables (excludes prepayments and other taxes)	11	931,495	394,152
Cash and cash equivalents	13	459,527	965,790
		1,419,222	1,385,742

Financial assets (at fair value)
Other financial assets	14	-	388

Financial liabilities (at amortized cost)
Loans from related parties	12	924	607
Trade and other payables (excludes other taxes)	19	398,153	329,481
Term loans	16	48,179	59,947
Bank overdraft	13	23,362	40
		470,618	390,075

33. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value hierarchy

The Group categorizes fair value measurement using a fair value hierarchy that is dependent on the valuation inputs used as follows:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Unobservable inputs for the asset or liability

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets and liabilities measured at fair value

As of February 28, 2023, Derivative – call option (Note 14) was measured at level 3 fair value. No assets and liabilities were measured at fair value as of February 29, 2024.

The fair value of the underlying share of Karooooo Logistics is determined using discounted cash flow model. The key unobservable inputs of the discounted cash flow are as disclosed in Note 8.

Assets and liabilities not measured at fair value, for which fair value is disclosed

As of February 29, 2024, the fair value of loan to related party as disclosed in the table below is based on significant unobservable inputs (Level 3) and have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

		As of February 29, 2024
Figures in Rand thousands	Notes	Carrying amount	Aggregate fair value

Loan to related party	12	28,200	29,258

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

34. DIRECTORS AND KEY MANAGEMENT PERSONNEL EMOLUMENTS

Key management personnel compensation comprised the following:

	Year ended February 29/28
Figures in Rand thousands	2024	2023	2022

Short-term employee benefits	18,094	16,557	13,109
Post-employment benefits	430	378	276
	18,524	16,935	13,385

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

	Year ended February 29/28
Figures in Rand	2024	2023	2022

Basic earnings
Profit attributable to ordinary shareholder of Karooooo (ZAR ’000)	738,191	597,153	449,953

Weighted average number of ordinary shares issued	30,948,470	30,951,106	29,528,020

Basic and diluted earnings per share (ZAR)	23.85	19.29	15.24

Diluted earnings per share

There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share.

36. FUNDING FACILITIES

Cartrack Proprietary Limited (“CTSA”) has entered into funding agreements with The Standard Bank South Africa Limited (“SBSA”) and Mercantile Bank, a division of Capitec Bank Limited (“Mercantile”) as follows:

The SBSA facility comprises a ZAR 925 million credit funding facility (the “Loan”), of which ZAR 75.0 million is committed and ZAR 850 million is uncommitted. Interest is levied at a rate of 3 months JIBAR plus margin.

A guarantee has been provided by Cartrack Holdings (Pty) Ltd (“CTH”) and Cartrack Manufacturing Proprietary Limited (“CTM”). Security has been provided by CTH, CTSA and CTM in the form of a pledge and cession of certain rights in favor of the lender, including shares held in South African entities, all claims, bank accounts, cash and cash equivalent investments, intellectual property, insurance policies and insurance proceeds. The facilities has been terminated on February 26, 2024 and at February 28, 2023, none of the facilities was utilized.

The Mercantile facility comprises an unsecured short-term overdraft facility of ZAR 275.0 million at the bank’s prime lending rate of 11.75% (2023: 11.75%) per annum. No security is provided on this facility. At February 29, 2024, ZAR 23.4 million (2023: ZAR Nil million) was utilized.

37. COMMITMENTS

Other than the lease commitments disclosed in Note 17, as at February 29, 2024, the Group has commitments for capital expenditure of ZAR 151.7 million (2023: ZAR 45.0 million), relating to the redevelopment of its head office suite for South Africa. The total estimated redevelopment cost is ZAR 396.0 million.

38. SUBSEQUENT EVENTS

In April 2024, the Board approved a resolution for Karooooo Logistics (Pty) Ltd to repurchase its ordinary shares at a purchase price of ZAR 15.2 million in accordance with the Companies Act of South Africa and to cancel the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd is expected to increase from 70.1% to 74.8% after completion of the repurchase and cancellation.