Form 20-F
period 2025-02-28
Karooooo Ltd.
filed 2025-06-09
CIK 1828102

 As filed with the Securities and Exchange Commission on June 9, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended February 28, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.

30,893,300 shares of Common Stock as at February 28, 2025

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

Yes ☐ No ☒

ANNUAL REPORT

i

INTRODUCTION

During the financial year ended February 28, 2022, Karooooo Ltd. (“Karooooo” or the “Company”) listed on the Nasdaq (April 1, 2021) and concluded an inward secondary listing on the Johannesburg Stock Exchange (“JSE”) by April 21, 2021.

As at February 28, 2021, Karooooo was a privately owned company fully owned by Isaias (Zak) Jose Calisto (founder and CEO of Karooooo) and Cartrack Holdings Proprietary Limited, previously known as Cartrack Holdings Limited (“CTK”) listed as a public company on the JSE. Karooooo was a non-operating entity, with its only asset being its ownership of 203,328,943 ordinary shares, or 68.1%, of CTK’s 298,766,000 ordinary shares in issue.

Karooooo listed on the Nasdaq on April 1, 2021 in connection with its initial public offering (“IPO”) in the United States. Following the IPO, Karooooo had 21,540,394 shares in issue of which 20,332,894 were founder held shares. By April 21, 2021 Karooooo had bought out all of the minority shareholders of CTK pursuant to a scheme of arrangement in South Africa and had delisted CTK from the JSE. Karooooo concluded an inward secondary listing on the JSE on this date (April 21, 2021) and issued a further 9,410,712 shares to eligible CTK shareholders who elected to reinvest the proceeds of the sale of their CTK shares pursuant to the scheme, in shares of Karooooo, representing 99% of all minority CTK shareholders bought out by Karooooo.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information contained in this annual report is prepared and presented in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States of America (“U.S. GAAP”) which might be material to the financial information herein.

We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information herein.

Our historical consolidated financial statements were prepared to give effect to

(i)	the common control transaction in which Karooooo acquired a controlling stake in CTK and

(ii)	the conversion of a shareholder loan from our founder and chief executive officer, Isaias (Zak) Jose Calisto, to Karooooo into ordinary shares of Karooooo, which took place on November 18, 2020.

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

All references in this annual report to “Group” or “Company” refer to Karooooo and its subsidiaries.

All references in this annual report to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America, all references to “R”, “rand” and “ZAR” refer to the currency of South Africa and all references to “S$” or “Singapore dollar” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this annual report are in rand. Our financial year ends on February 28 or February 29 of each year. References in this annual report to a financial year, such as “financial year 2025,” relate to our financial year ended on February 28 or February 29, as applicable, of that calendar year.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

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

Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include, but are not limited to, the risks described under “Risk Factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, conflict in the Middle East, political and economic uncertainty in Mozambique, geopolitical tensions involving China and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates, shifting trade policies and monetary policy changes, upon our and our customers’ and partners’ respective businesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors”.

Forward-looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A.	RESERVED

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this annual report before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us, or which we currently deem immaterial, may also adversely affect our business, financial condition or results of operations. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements”. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this annual report.

A summary of the risk factors is followed by a detailed description of each risk factor.

RISK FACTOR SUMMARY

Risks Relating to Our Business and Operations

●	We may not be able to add new customers and retain existing customers, which could have a material adverse effect on our ability to grow our business and increase revenue.

●	We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.

●	The effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, conflict in the Middle East, political and economic uncertainty in Mozambique, geopolitical tensions involving China and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates, shifting trade policies and monetary policy changes, could have a material adverse effect on our business, financial condition and results of operations.

●	Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect the results of our operations.

●	Our inability to successfully recover should we experience a disaster or other business continuity issue could cause material financial loss, loss of human capital, regulatory actions, reputational harm and/or legal liability.

●	The global market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

●	An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our SaaS platform, which could have a material adverse effect on our revenue.

●	Our dependence on various lead generation programs could adversely affect our operating results if we are required to pay more for such programs or we are unable to attract new customers at the same historic rate.

●	If we are unable to successfully convert customer sales leads into customer sales on a cost-effective basis, our revenue and results of operations would be adversely affected.

Risks Relating to Our Reliance on Third Parties

●	The conduct of third party security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.

●	We depend on certain key suppliers, telemetry and video hardware vendors and original equipment manufacturers’ (“OEM”) as part of our hardware manufacturing process, procurement and customer acquisition process. An interruption in the supply of components, third party hardware vendors and OEM fitted telemetry could impair our customer acquisition process.

●	We depend on specific open-source software and third party software licenses, and the inability to license or use such software from third parties could render our platform inoperable or pose other risks.

Risks Relating to Our Growth Strategy

●	We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

●	We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

●	Investments into our SaaS platform and technology infrastructure may not yield the desired results.

●	If we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

●	Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity

●	Evolving regulation and changes in applicable laws relating to the Internet, data privacy and cybersecurity may increase our expenditure on compliance measures or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

●	Any significant disruption in service on our SaaS platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

●	Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.

●	The development and maintenance of systems to increase cyber resilience is costly and requires ongoing monitoring and updating to address increasing prevalence and sophistication of cyber attacks. The preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a cyber attack in the future.

Risks Related to Legal Proceedings

●	We may incur material losses and costs as a result of lawsuits or claims that may be brought against us which are related to product liability, warranty, product recalls, client service interruptions or other matters, and any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

Risks Relating to Our Operations in South Africa and Other Emerging Markets

●	We conduct a material amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

Risks Relating to Investments in Singapore Companies

●	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Risks Relating to Our Ordinary Shares

●	Our stock price may fluctuate and you could lose all or a significant part of your investment.

●	As a foreign private issuer and “controlled company” within the meaning of the Nasdaq rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

●	If we fail, for any reason, to effectively or efficiently maintain proper internal control procedures for compliance with the Sarbanes Oxley Act of 2002 (“SOX”), or Section 404 of SOX, such failure could materially and adversely affect our business, results of operations and financial condition.

RISK FACTORS

Risks Relating to Our Business and Operations

We may not be able to add new customers and retain existing customers, which could have a material adverse effect on our ability to grow our business and increase revenue.

We market and sell our mobility data analytics solutions to a wide range of customers, from consumers and sole proprietors to small and medium-sized businesses and large enterprises. To grow our revenue, we must continue to add new customers and subscribers and retain existing subscribers. Our strategy is to increase new subscription sales by increasing penetration in our existing markets and with existing customers, upgrading and enhancing our platform and solutions and by opportunistically entering new markets that represent a potential source of demand. Our success in adding new customers may be tied to a number of factors, including demand for our SaaS platform, the rate of new vehicle sales, the success of our sales and marketing campaigns, our ability to generate leads, our relationships with channel partners, price and service competition, general economic conditions and, in the case of our safety and security services, the real and perceived threat of vehicle theft and discounts offered by insurers for risk mitigation.

Selling to consumers or sole proprietors and small business customers may, in some instances, be more difficult than selling to medium-sized businesses and large enterprise customers. Consumers and sole proprietors and small businesses may have higher default rates, are price sensitive, may be difficult to reach with targeted sales campaigns and may have higher churn rates, in part because of the scale of their businesses and the ease of switching solutions.

On the other hand, the typical sales cycle for medium-sized businesses and larger enterprises may be longer than that of our consumer, sole proprietor and small business customers. These customers may have more complex business, operational, procurement, integration and contractual requirements and their scale may result in less favorable contract terms. Our sales cycle runs from lead generation to the installation of the device. Our typical sales cycle for large enterprises ranges from 3 to 24 months. Medium enterprise sales cycles run between 1 to 8 months with small business and sole proprietor sale cycles running between 1 to 90 days. The consumer sales cycle runs between 1 and 60 days. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. It may be difficult for us to predict the timing of when we will enter into subscription contracts with medium-sized businesses and large enterprises and how quickly such contracts can be implemented. This could make the timing of our revenues uncertain and difficult to predict.

We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.

We generally sell our SaaS platform services pursuant to subscription agreements with an initial minimum term of 36 months. The majority of these agreements provide for automatic renewal on a month-to-month basis thereafter unless the customer elects otherwise. Our customers have no obligation to renew all or any of these agreements after the expiration of the initial term or any renewal term. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them or expand our relationship with them and, as a result, our revenue and growth could be materially and adversely affected. Customers may choose to cancel or not renew their subscriptions or to downsize their subscriptions for a number of reasons, including the belief that our solutions are not required for their personal or business needs or are otherwise not as cost-effective as initially anticipated, a desire to reduce discretionary spending, a belief that our competitors’ solutions provide better value, an economic downturn in their industries or the markets in which they operate, and customers may not renew their subscriptions when they refresh their fleet with new vehicles. Large enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease. Additionally, our customers may cancel or not renew for reasons entirely out of our control, such as the dissolution of their business or personal financial distress.

Part of our growth strategy is to retain customers and drive margin expansion by providing enhanced and additional software solutions to existing customers while keeping our costs low. Our ability to provide an advanced software platform to existing customers in a cost-effective manner depends, in significant part, on our ability to anticipate industry evolution, practices and standards and to continue to enhance our platform and existing software solutions, such as integration with fuel cards, GPS navigation devices, as well as various third-party software and products manufactured by original equipment manufacturers (“OEMs”), or partnership with vehicle insurance providers, or to introduce or acquire new software features on a timely basis to keep pace with technological developments both within our industry and in related industries, including integration with developing technologies and platforms such as artificial intelligence (“AI”), machine learning and big data analytics. However, we may prove unsuccessful either in developing new software features or in expanding the third-party software and products with which our SaaS platform integrates, such third-party software and products may become incompatible or replace our solutions, and such efforts may not be cost-effective – See “Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.” In addition, the success of any enhancement or new feature depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or feature. Any new software applications or features we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, better anticipates the innovation and integration opportunities in related industries or implements them in a more cost-effective manner, those competitors may be able to provide more effective or less expensive solutions than ours, which may also negatively affect our ability to retain our existing customers and drive margin expansion.

The effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, conflict in the Middle East, political and economic uncertainty in Mozambique, geopolitical tensions involving China and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates, shifting trade policies and monetary policy changes, could have a material adverse effect on our business, financial condition and results of operations.

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

Since the October 2024 elections, Mozambique has grappled with political and economic uncertainty. The ongoing instability has disrupted our customers’ normal operations in Mozambique, prompting the temporary suspension of billing for a period of time in order to support our customers during this crisis. Additionally, the depreciation of the Mozambican metical against the South African rand has further intensified the decline in reported revenue. The continued political and economic instability has made the operating environment challenging and introduced significant uncertainty regarding the near- to medium-term outlook for Mozambique. The ongoing uncertainty could continue to have an adverse effect on our business in Mozambique.

Geopolitical tensions, including the ongoing conflict between Russia and Ukraine and conflict in the Middle East, may adversely impact the economies of neighboring countries, such as Poland, in which we have a presence. Any increase in tensions between China and Taiwan, or other countries, including threats of military actions or escalation of military activities, could adversely affect our supply chain partners’ operations in these areas – See “We depend on certain key suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply chain could impair our product availability, adversely affecting distribution and growth.”

The evolving energy crisis in Europe, could continue to significantly disrupt supply chains and cause uncertainty in the global economy, which could negatively impact our business prospects. Similarly, in South Africa, protracted electricity rationing and planned blackouts, due to the government owned power utility’s inability to meet electricity demand, have had, and could continue to have an adverse effect on our business, financial condition and results of operations.

We are subject to fluctuations in foreign exchange rates between the South African rand, our reporting currency, and currencies of other countries where we market our solutions or source our raw components, for example the Euro, Thai baht, Singapore dollar, U.S. dollar and Polish zloty. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in South African rand, and in the reported value of our assets, liabilities and cash flows – See “Risks Relating to Our Operations in South Africa and Other Emerging Markets”.

Trade barriers, including tariffs, import and export restrictions, and evolving geopolitical trade policies in regions where we operate may disrupt supply chain logistics, and affect the manufacturing of our core hardware, which could negatively impact our revenue growth and operating margins. In addition, the results of the 2024 United States presidential and congressional elections have led to changes in economic conditions or economic uncertainties in the United States and globally. As such, changes or uncertainties, including in international trade relations, legislation and regulations (including those related to tariffs, taxation and importation), enforcement priorities, or economic and monetary policies, could result in heightened diplomatic tensions or political and civil unrest, among other potential impacts, may have a material adverse effect on the global economy as a whole and/or our business, or may require us to significantly modify one or more of our current business practices.

The impact of these risks may also have the effect of heightening many of the other risks described in this “Risk Factors” section or otherwise directly or indirectly impact our business in unpredictable ways.

Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.

The industry in which we operate, and related industries, are characterized by rapid technological change, frequent introductions of new applications and evolving industry standards. In addition to the telematics or fleet management industry, we are subject to changes in the automotive software and technology industry with rapid technological advancement to mobile handsets, multi-functional driver terminals, on-board cameras, advanced driver-assistance systems (“ADAS”) and workflow management software. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as mobile handsets have evolved to include GPS tracking technology, they have become competitors against our solutions. Additionally, ADAS technology, with embedded AI, may have features that are similar to or overlap with our solutions. Furthermore, major gains in fuel efficiency and electric automobiles may lead to a relative decrease in the demonstrable return on investment of our solutions as perceived by our customers. If we are unable to adapt to rapid technological change, it could have a material adverse effect on our results of operations and our ability to remain competitive.

Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.

Our platform integrates with third-party software and devices to allow our platform to perform key functions. For example, we offer integration with work-flow software products, such as business intelligence software, enterprise resource planning systems, routing and scheduling and freight management logistics billing systems, among others. Although to date this integration has been accomplished using application programming interfaces (“API”), other open software interfaces and simple physical linkages, we cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products as easily in future or without additional cost. Newer vehicles and devices may be developed, which include different ports and do not allow for our platform to be integrated through simple physical linkages. Further, the risk exists that undetected errors, viruses or bugs may be present in third-party software that our customers use in conjunction with our platform.

Changes to third-party software that our customers use in conjunction with our platform could also render our platform inoperable. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or any defects in, third-party software could result in increased costs, or in delays in software releases or updates to our platform until such issues have been resolved, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects and could damage our reputation.

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

Many GPS satellites currently in orbit have outlived their expected lifespans and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites below the 24-satellite standard established for GPS may impair the utility of the GPS system and the growth of current and additional market opportunities. In addition, natural phenomena such as solar storms, software updates to GPS satellites and ground control segments, and infrequent known constellation-related events, such as GPS week number rollover, may adversely affect our products and customers. We depend on public access to open technical specifications in advance of system updates to mitigate these problems, which may not be available or complete.

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

For example, due to historic levels of relative under-investment in infrastructure, in particular, electricity, the South African government owned power utility, Eskom, continues electricity rationing and planned blackouts due to its inability to meet electricity demand. Although we have made contingency arrangements for use of generators at our various locations, the lack of a constant, reliable supply of electricity could have a material adverse effect on our business, financial condition and results of operations.

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

The global market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

The global market for SaaS fleet management solutions, including tracking and mobility solutions, is highly fragmented, competitive and rapidly changing. Competition in such markets is based primarily on the level of difficulty in installing, using and maintaining solutions, total cost of ownership, product performance, functionality, customer service, interoperability, brand and reputation, distribution channels, industries and the financial resources of the vendor. We expect competition in such markets to intensify in the future with the introduction of new technologies and market entrants.

The global market for SaaS fleet management solutions is highly competitive. Our growth will depend, in part, on a combination of the continued growth in the market for these solutions, our ability to increase our market share and our customers’ continued operation in the regions in which we operate. We compete with a number of companies in each of the geographic markets in which we operate, some of which have established sizable market shares in the relevant markets. We expect competition to intensify in the future with the introduction of new technologies, the use of mobile devices and new market entrants from outside the telematics industry, such as enterprise software vendors or large technology companies expanding into the space. As competition intensifies, we expect that price competition for telematics solutions, including SaaS fleet management solutions will intensify, which could cause our revenues to decline and have a material adverse effect on our results of operations.

For example, mobile service providers and global software platforms, such as Google, provide limited services at lower prices or at no charge, such as basic GPS based mapping, tracking and turn-by-turn navigation that could be expanded or further developed to more directly compete with our SaaS fleet management solutions. In addition, wireless carriers, such as Verizon, offer SaaS fleet management solutions that benefit from the carrier’s scale and cost advantages, which we may be unable to match. Similarly, vehicle OEMs may provide factory embedded or after-market installed devices and effectively compete against us by directly or indirectly partnering with other fleet management service providers. Furthermore, companies such as Google, Amazon and others have substantially greater financial, technical and marketing resources, relationships with large vendor partners, larger global presence, larger customer bases, longer operating histories, greater brand recognition and more established relationships than we do and may decide to compete in the market for SaaS fleet management and telematics solutions.

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

The market for SaaS fleet management solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for fleet management solutions include:

●	the effectiveness and reliability of the software platforms;

●	fluctuations in fuel and vehicle maintenance costs, which are significant drivers of customer demand for SaaS fleet management solutions;

●	assumptions regarding general mobile workforce inefficiency and the extent to which efficiency can be improved through SaaS fleet management solutions;

●	the extent of governmental and regulatory burden placed on the fields of transportation and occupational health and safety;

●	the price, performance, features, functionality, customer service and availability of solutions that compete with ours; and

●	our ability to maintain high levels of customer satisfaction.

Failure of businesses to adopt SaaS fleet management solutions could have a material adverse effect on our business, results of operations and financial condition.

Automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles could adversely affect demand for our solutions.

New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers’ discretionary spending or an increase in new vehicle tariffs, taxes or fuel prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets in which we operate may also impact the volume of new vehicle sales. A decline in vehicle production levels or sales of new vehicles in the markets in which we operate could result in a long-term decrease in the overall number of vehicles and consequently, a decrease in our total addressable market, resulting in reduced demand for our solutions which could have a material adverse effect on our business, results of operations and financial condition.

The automotive industry is also increasingly focused on the development of Autonomous Driving (“AD”) and Advanced Driver Assistance System (“ADAS”) technologies, including the utilization of artificial intelligence, with the goal of developing and introducing a commercially viable, fully automated driving experience. There has also been an increase in consumer preferences for mobility on demand (“MoD”) services, such as vehicle and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita and sales of new vehicles. A reduction in the number of vehicles per capita and sales of new vehicles could reduce our addressable market for solutions.

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

We use a number of lead generation channels to promote our SaaS platform, along with inside sales and field sales teams. Significant increases in the costs of one or more of our lead generation channels would increase our overall lead generation costs or cause us to choose less expensive and perhaps less effective channels. For example, a portion of our potential customers locate our website through search engines and social media platforms, representing one of the most efficient means for generating cost-effective customer leads. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website or lead pages. In addition, the cost of purchased listings has increased in the past and may continue to increase in the future. In regions where we are reliant on inside sales and field sales teams, an increase in labor costs may increase our lead generation costs and cost of customer acquisition. As we add to or change the mix of our lead generation strategies, we may need to expand into channels with significantly higher costs than our current channels, which could have a material adverse effect on our cost of subscriber acquisition and results of operations. If we are unable to maintain effective advertising programs, our ability to attract new customers could be materially and adversely affected and our advertising and marketing expenses could increase substantially, further affecting our results of operations.

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

We rely on our inside sales teams and our field sales representatives to drive cost-effective conversion of customer leads into customers. To execute our growth plan, we must continue to attract and retain highly qualified inside sales and field sales personnel. We may experience difficulty in hiring, training and retaining highly skilled inside sales and field sales personnel. An inability to convert customer sales leads into customers on a cost-effective basis could have a material adverse effect on our financial condition and results of operations. See “—The loss of one or more of our key management team members or personnel, or our failure to attract, train and retain other highly qualified personnel, could harm our business,” below.

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

Entering into subscription agreements with customers, particularly consumers and sole proprietors whose credit may not be as strong as that of our large enterprise customers, exposes us to credit risk in the event of customer defaults, and we may not be paid all amounts due under our subscription agreements. In deciding whether to enter into subscription agreements with prospective customers, we may rely on information furnished by or on behalf of them. We may also rely on representations of those prospective customers as to the accuracy and completeness of that information. The inaccuracy of such information or representations affects our ability to accurately evaluate the credit risk of a customer, and an increase in the default rates of our customers could have a material adverse effect on our business, results of operations and financial condition.

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

Risks Relating to Our Reliance on Third Parties

The conduct of third-party security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.

We work with local law enforcement authorities and licensed third party security officers to recover our customers’ stolen vehicles. These recovery teams are armed and undergo training on recovery procedures including conflict management and the controlled use of force in response to threats, including being the target of gunfire by vehicle theft suspects.

SVR operations in South Africa, which are provided in connection with our services, are conducted under an arm’s length agreement by a third-party service provider, for which the agreement requires the service provider to comply with local law and our policies and procedures related to SVR operations.

From March 1, 2020 through February 28, 2025, 0.029% of SVR operations conducted by our service provider have resulted in injury or death as a result of weapons discharge. While in each of these incidents local law enforcement authorities determined that the security officers engaged in the action acted lawfully and in compliance with the policies and procedures outlined in our service level agreement with the service provider, there can be no assurance that a later determination will not find fault on the part of such security personnel.

In light of the nature of SVR operations, future incidents in which force is required are likely to occur. If the security officers engaged in such SVR operations are found to be at fault in any similar incident in the future, it could result in civil and/or criminal liability for us, including monetary damages or other penalties. Even if we are not found liable, we could suffer reputational harm if we are negatively associated with such incidents. While we have policies and procedures in place governing the use of force by our service provider, there can be no assurance that these policies and procedures, even if followed, would entirely mitigate any resulting reputational harm or civil and/or criminal liability that may result from an incident.

Our financial results are affected directly by the operating results of our licensees and their employees, over whom we do not have direct control.

Our operations in Botswana, Malawi, Rwanda and Zimbabwe, which are conducted by independent businesses that are licensees pursuant to franchise agreements with us, comprised 0.1% of our revenue for the financial year ended February 28, 2025 and 0.1% of our revenue for the financial year ended February 29, 2024. Our licensees generate revenue in the form of hardware and subscription revenue billed to customers. Accordingly, our financial results depend in part upon the operational and financial success of our licensees. We may have to terminate licensees due to various reasons, including non-payment. Additionally, if licensees fail to renew their license agreements, or if we decide to restructure license agreements in order to induce licensees to renew these agreements, then our revenues may decrease and profitability from new licensees may be lower than in the past due to reduced royalties and other incentives we may need to provide.

We rely in part on our licensees and the manner in which they operate their locations to develop and promote our business in Botswana, Malawi, Rwanda and Zimbabwe. Although we have developed criteria to evaluate and screen prospective licensees, we cannot be certain that our licensees will have the business acumen or financial resources necessary to operate successful businesses in their franchise areas and local laws may limit our ability to terminate or modify these franchise agreements. Moreover, despite our training, support and monitoring, licensees may not successfully operate in a manner consistent with our standards and requirements or may not hire and train qualified employees. The failure of our licensees to operate their franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective licensees, which could have a material adverse effect on our business, financial condition or results of operations.

Our licensees and their employees could take actions that could harm our business.

Our licensees are independent businesses and the employees who work for them are not our employees, nor do we exercise control over their day-to-day operations. Our licensees may not operate their businesses in a manner consistent with industry standards or may not attract and retain qualified employees. If licensees were to provide diminished quality of service to customers, engage in fraud, misappropriation, misconduct or negligence or otherwise violate the law, including with respect to any laws relating to sanctions, our brand and reputation may suffer materially, and we may become subject to liability claims based upon such actions of our licensees and their employees.

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

We depend on certain key suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply chain could impair our product availability, thereby adversely affecting distribution and growth.

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

We have in the past experienced, and may in the future experience, component shortages and the predictability of the availability of these components may be limited. For example, we utilize semiconductor chips in certain of the hardware products that we manufacture. Over the last several financial years, there was an ongoing global silicon component shortage, which resulted in increases in the cost of devices and components and delays in shipments of goods across many industries, including components used in our Internet of Things (“IoT”) devices. Although the semiconductor chip supply crisis has been largely resolved, it still carries a degree of uncertainty.

Supply chain disruptions as a result of port congestion with the challenges facing shipping routes and shippers having to explore alternative routes, jet fuel shortages and air freight delays can impede supply chains, leading to depleted inventories and resulting in a backlog of merchandise stranded in transit. Increases in the cost of devices or components, or freight to transport those items, could negatively impact our ability to fulfill engineering design changes or customer demand, each of which could adversely impact our results of operations.

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

These suppliers or vendors could fail to provide equipment or service on a timely basis, or fail to meet our performance expectations, for a number of reasons, including, for example, disruption to the global supply chain as a result of geopolitical factors, effects of a pandemic, natural disasters or the potential impacts of global climate change. The introduction of tariffs by the new US administration may have significant ripple effects on global supply chains, requiring manufacturers and supply chain leaders to adjust sourcing strategies, manage cost fluctuations, and rethink global trade dependencies. This may result in higher prices of certain components and may lead to growth constraints on specific product categories.

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

Our SaaS platform relies on specific third-party software and any inability to license or use such software from third parties could render our platform inoperable.

We rely on software and other intellectual property licensed from third parties, including mapping software, business intelligence tools and data from third party vendors such as Google, HERE and Sisense to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.

Our use of open-source software may pose particular risks to our proprietary software and systems.

We use open-source software in our proprietary software and systems and intend to continue using open-source software in the future. The terms of many open-source licenses to which we are subject have not been interpreted by European, Singaporean, South African or U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. Open-source software providers may also change their open-source offerings to commercial products. The licenses applicable to our use of open-source software may require that source code that is developed using open-source software be made available to the public and that any modifications or derivative works to certain open-source software continue to be licensed under open-source licenses. Moreover, we cannot ensure that we have not incorporated additional open-source software in our software in a manner that is inconsistent with the terms of the applicable license or our current or future policies and procedures. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open-source license, any of which could have a material adverse effect on our business.

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

We increased the number of our full-time employees from 4,387 as at February 29, 2024 to 5,711 as at February 28, 2025. Our subscription revenue increased from ZAR 3,535.8 million for the financial year ended February 29, 2024 to ZAR 4,068.2 million for the financial year ended February 28, 2025 and our total subscribers increased from 1,971,532 as at February 29, 2024 to 2,302,236 as at February 28, 2025. Our growth has placed, and may continue to place, significant pressure on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations. Our global organization and workforce require substantial management effort to maintain. We will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

Cartrack has grown rapidly over the last several years. Companies that grow rapidly can experience significant difficulties as a result. Our primary expansion strategy focuses on organic growth, including increased regional market penetration; however, we may not be able to successfully execute on these aspects of our expansion strategy, which may cause our future growth rate to decline below our recent historical levels, or may prevent us from growing at all.

While we operate in numerous jurisdictions and our software platform and local company websites are designed for ease of localizations, we may find it difficult to localize our company website and software platform into certain foreign languages, and we may be required to invest significant resources in order to do so in markets in which we do not yet operate. Furthermore, in addition to the expansion of our business into new geographical markets, we seek to develop a range of mobility and monitoring solutions in select markets. We may not succeed in these efforts or achieve our customer acquisition, customer retention or other goals. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide our mobility data analytics solutions to customers in those markets, or we may be unsuccessful in implementing the appropriate business model. Our revenue from new markets may not exceed the costs of establishing, marketing, and maintaining our offerings.

In addition, conducting expanded international operations would subject us to new risks. These risks include:

●	localization of our SaaS platform and the specific features and applications, including the addition of foreign languages and adaptation to new local practices and regulatory requirements;

●	lack of experience in other geographic markets;

●	strong local competitors;

●	the cost and burden of complying with, lack of familiarity with, and unexpected changes in, foreign legal and regulatory requirements, including, but not limited to, changes in international trade policy, cybersecurity and AI regulation, or labor regulations;

●	difficulties in managing and staffing international operations;

●	fluctuations in currency exchange rates or restrictions on foreign currency;

●	potentially adverse tax consequences, including the complexities of transfer pricing, value-added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

●	dependence on third parties, including commercial partners with whom we do not have extensive experience;

●	increased financial accounting and reporting burdens and complexities;

●	political, social, and economic instability, terrorist attacks, pandemics and other natural disasters, extreme weather or climate events and security concerns in general; and

●	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Various other factors, such as economic conditions and competition may impede or restrict the growth of our operations. The success of our strategy also depends on our ability to manage our growth effectively, which in turn depends on a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. Even if we are successful in continuing our growth, such growth may not offer the same levels of potential profitability and we may not be successful in controlling costs relative to revenue. As such, we may not be able to achieve our long-term targets for expense management and profitability. Accordingly, our inability to maintain growth or to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

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

We believe that maintaining, enhancing and protecting our brand and our reputation are critical to our relationships with our customers and to our ability to attract new customers. We also believe that our brand and reputation will be increasingly important as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

●	the efficacy of our marketing efforts;

●	our ability to continue to offer stable, high-quality, innovative and error- and bug-free applications;

●	our ability to retain existing customers and attract new customers;

●	our ability to maintain high customer service levels and satisfaction;

●	technology developments that minimize demand for our solutions;

●	our ability to successfully differentiate our applications from those of our competitors;

●	our ability to obtain and maintain intellectual property;

●	actions of competitors and other third parties;

●	positive or negative publicity;

●	any misuse or perceived misuse of our applications;

●	interruptions, delays or attacks on our platform or applications; and

●	litigation, legislative or regulatory-related developments.

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

We depend on the continued service and performance of our senior management team, including our founder and Chief Executive Officer, Isaias (Zak) Jose Calisto. In addition, the sales, customer service-driven and research and development focus of our business is vital to our growth plan and the loss of key personnel could disrupt our operations. To execute our growth plan, we must attract and retain highly qualified employees. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified employees with appropriate skills. This is particularly the case in Southeast Asia where there is increased competition for qualified employees with the appropriate language skills. In addition, new hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified employees. If we fail to attract, hire and train new employees, or fail to retain, focus and motivate our current employees, it could have a material adverse effect on our business and growth prospects.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our vertically integrated and customer-centric corporate culture is key to our success, which we believe fosters innovation, creativity and teamwork among our employees. As we continue to grow, we may encounter difficulties in maintaining or adapting our culture to sufficiently meet the needs of our future and evolving operations, and we must be able to effectively integrate, develop and motivate a growing number of employees. In addition, our ability to maintain our culture as a publicly listed company in the United States, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Any failure to preserve our culture, particularly if we are unable to preserve our culture across the various markets in which we operate, could also negatively affect our ability to retain and recruit employees, maintain our performance or execute on our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

An acquisition, investment, joint venture, alliance or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, solutions, employees, or operations of acquired companies, particularly if the key employees of the acquired company choose not to work for us, or display a conflicting corporate culture or work ethic, the acquired company’s technology is not easily adapted to be compatible with ours, or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

●	issue additional equity securities that would dilute our shareholders;

●	use cash that we may need in the future to operate our business;

●	lose key employees of any acquired business;

●	face challenges in successfully integrating, operating and managing acquired businesses and workforce and instilling our culture and work ethic into new management and employees;

●	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

●	incur large charges or substantial liabilities; or

●	become subject to adverse tax consequences, or substantial depreciation, deferred compensation or other acquisition-related accounting charges.

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

The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. As Internet commerce continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy, and data security. We are subject to this complex and evolving patchwork of data privacy and data security laws and regulations in the jurisdictions in which we operate. These laws and regulations impose numerous obligations on our business, including those relating to the collection, use, disclosure, transfer, destruction and security of personal information. The requirements under these laws are often complex, vary by jurisdiction and can be subject to unclear or conflicting interpretations. These laws may also carry significant penalties for non-compliance, including substantial fines and private litigation. Despite our efforts to comply with these obligations, our products, services and operations may not fully comply with all applicable laws and regulations at all times. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the profitability and viability of Internet-based services, which could harm our business.

Our solutions enable us to collect, manage and store a wide range of data related to fleet management, vehicle location and tracking and other telematics services such as fuel usage, engine temperature, speed and mileage and, in the case of our field service application, includes customer information, job data, schedule and invoice information. A valuable component of our solutions is our ability to analyze this data and present the user with actionable business intelligence, including AI-powered decision making tools. We expect AI to play an increasingly important role in our future product and service offerings. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. The use of AI technologies could lead to the unauthorized disclosure of sensitive, proprietary, or confidential information and could lead to new potential cyberattack methods or increase the frequency or intensity of such attacks. We obtain our data from a variety of sources, including our customers and third-party sources or service providers. We cannot assure you that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including South Africa, Singapore and the European Union, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. Further, such data privacy laws and regulations may be amended in the future. Any failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The current European Union legislation related to data protection is the General Data Protection Regulation (“GDPR”). While we appointed a Data Protection Officer to oversee and supervise our compliance with European data protection regulations and have taken steps to mitigate the risks of GDPR, we cannot provide any assurance that we are in compliance with all aspects of European data protection regulations, including GDPR. Despite our ongoing efforts to bring practices into compliance, we may not be successful either due to various factors within our control, such as limited financial or human resources, or other factors outside of our control. For example, while we seek to enter into data processing agreements with third-parties with whom we share data, or who share data with us, we may be unable to execute agreements with all such third-parties. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EU member states. The Artificial Intelligence Act of the European Union, also known as the EU AI Act or the AI Act came into force on August 1, 2024, with different provisions of the law going into effect in different stages in 2025.

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

In 2023, China issued its Interim Measures for the Administration of Generative Artificial Intelligence Services. Under the law, the provision and use of generative AI services must “respect the legitimate rights and interests of others” and are required to “not endanger the physical and mental health of others, and do not infringe upon others' portrait rights, reputation rights, honor rights, privacy rights, and personal information rights”.

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

U.S. treatment of data protection is accomplished by legislation at the federal level within sector-specific contexts and so definitions of what kinds of data are covered will vary from one law to the next. In recent years, a proliferation of comprehensive state data privacy laws was enacted in several jurisdictions in the US, in addition to those already in effect. Furthermore, as regulations continue to develop, enforcement actions may increase. As such, businesses are required to allocate adequate resources to ensure compliance with data privacy laws.

In addition, AI has seen a significant expansion in terms of technology, adoption, proposed regulation and enforcement. In 2022, the White House Office of Science and Technology Policy (OSTP) released its “Blueprint for an AI Bill of Rights.” This nonbinding framework delineates five principles to guide the development of AI, including a section dedicated to data privacy, encouraging AI professionals to seek individuals’ consent on data use. The expansion of AI policies and regulation, particularly at the U.S. state level, is possible.

On the U.S. federal level, despite the American Data Privacy and Protection Act in 2022, there has not been significant advancement toward an omnibus privacy law.

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

The operation of our hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our customers by “over-the-air” wireless communication directly to our customers’ telematics devices. If the firmware does not function as expected and prevents the uploading of updated firmware, it would require direct servicing of the installed on-board computer by trained employees resulting in significant costs. Variations among communications protocols in the markets in which we operate enhance the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages so that the success of deployment to a small number of telematics devices can be assessed before the installment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.

Our use of AI and generative AI tools presents risks and challenges that could adversely affect our business and require that we incur substantial costs

We use AI and generative AI tools in certain of our products, services and operations, including customer service, data analytics, product development and code creation. AI is a rapidly evolving and disruptive technology and the long-term implications of its use are still uncertain. We expect that the increasing adoption and use of AI technologies will continue to accelerate and have significant impacts on our business and the industries we serve. Our competitors may incorporate AI more quickly or successfully and our solutions could become less competitive as a result. AI-related laws and regulations in the U.S., EU and a variety of other countries and jurisdictions are rapidly evolving and are subject to significant uncertainty and could impose significant compliance costs, restrict certain AI applications, or require us to alter our AI-related practices.

AI may also produce erroneous or misleading content and outputs that infringe on the intellectual property or data privacy rights of others. Although we take measures to address the accuracy and appropriate use of generative AI content, including through internal policies and training, these efforts may not always be successful. Any failure by our personnel, contractors, or partners to adhere to our policies, or otherwise use AI in an inappropriate manner, could result in violations of confidentiality obligations and laws or regulations, jeopardize our IP rights, or expose our products or business systems to defects and malware, any of which could damage our business and result in reputational, technical, or competitive harm.

Our “over-the-air” transmission of firmware updates could permit a third party to disable our customers’ telematics devices or introduce malware into our customers’ telematics devices, which could expose us to customer claims.

“Over-the-air” transmission of our firmware updates potentially provides the opportunity for a third party to modify or disable our customers’ operating systems or introduce malware into our customers’ operating systems. While no such incidents have occurred to date, there can be no assurance that they will not occur in the future. For example, a third party could attempt to introduce software modifications providing incorrect location data and functionality or the deletion of data. Damage to our customers’ telematics devices as a result of such incidents could only be remedied through direct servicing of their installed telematics devices by trained employees resulting in significant costs, particularly if the incidents were to be widespread. Moreover, such incidents could expose us to various claims by our customers, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware or with our customers’ telematics devices during such processes could have a material adverse effect our business, financial condition and results of operations.

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

We host our solutions and serve all of our customers from our network servers, which are principally located at third-party data center facilities in South Africa, Singapore, the Netherlands, United Arab Emirates and France. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Problems faced by our third-party data centers with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Our disaster recovery systems are located at third-party hosting facilities. While we are increasing our back-up capability, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we could experience interruptions in access to our solutions. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services might reduce our revenue, cause us to issue credits or refunds to customers, subject us to potential liability, or harm our customer retention rate. Compliance with the various data protection laws across nations is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data.

We have experienced, and may experience in the future, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our solutions and platform capabilities simultaneously, denial of service attacks, or other security-related incidents. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our solutions and platform capabilities become more complex and our user traffic increases. If our solutions and platform capabilities are unavailable or if our users are unable to access our solutions and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and solutions, delays in payment to us by customers, harm to our reputation and brand, legal claims against us, and the diversion of our resources. The systems we rely upon also remain vulnerable to damage or interruption from a number of other factors, including access to the internet, the failure of our network or software systems, or significant variability in visitor traffic on our product websites, earthquakes, floods, fires, power loss, telecommunication failures, computer viruses, human error and similar events or disruptions. Some of our systems are not fully redundant and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster, a decision by any of our third-party hosting providers to close a facility we use without adequate notice for financial or other reasons, or other unanticipated problems at our hosting facilities could cause system interruptions and delays, and result in loss of critical data and lengthy interruptions in our services.

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

Use of our solutions involve the storage, transmission and processing of our customers’ proprietary data, including potentially personal or identifying information. We may experience data security breaches or unauthorized disclosures of personal, confidential or proprietary information. Any inability on our part to protect the information security of our SaaS platform or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches and deterring users from using our solutions. Further, unauthorized access to, or security breaches of, our solutions could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, under the GDPR, substantial penalties for failure to comply with the regulations can be imposed, including a fine of up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater. We have incurred and expect to incur significant expenses to prevent security breaches and achieve compliance with all applicable laws and regulations including the GDPR, such as deploying additional employees and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage mitigating certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.

In addition, our and our third-party vendors’ systems, operations and information technology systems are vulnerable to damage or interruption from human error, physical break- ins, unauthorized access, computer hackers, computer viruses, worms, malicious applications, distributed denial of service attacks, spurious spam attacks, intentional acts of vandalism and similar events. The availability and use of AI-enabled technologies also increase the sophistication and threat posed to information technology systems. We cannot guarantee that our current security methods and measures will effectively counter evolving security risks, prevent future slowdowns or disruptions, protect against extraordinary attacks while addressing the security and privacy requirements of existing and future users. Any physical or electronic break-in or other security breach or compromise of the information handled by us or our service providers may jeopardize the security or integrity of information in our computer systems and networks or those of our customers and cause significant interruptions in our and our customers’ operations. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor, such measures cannot provide absolute security. It is also possible that, despite existing safeguards, our employees could misappropriate our customers’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Customers and other end-users who rely on our solutions for applications that are integral to their businesses may have a greater sensitivity to security vulnerabilities than customers for software solutions generally. Any such access, breach, or other loss of information could result in legal claims or proceedings, liability under applicable federal or state laws and regulatory penalties. Under certain applicable law, notice of breaches must be made to affected individuals, and for extensive breaches, notice may need to be made to the media or state attorneys general. Such a notice could harm our reputation and our ability to compete. Unauthorized access, loss, or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver results, provide customer assistance, conduct research and development activities, collect, process, and prepare company financial information, and manage the administrative aspects of our business. Further, any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user satisfaction and significant negative effects on our reputation, which could have a material adverse effect on our business.

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

An assertion by a third party that we are infringing on its intellectual property could subject us to costly and time-consuming litigation or expensive licenses and our business could be harmed.

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

We cannot guarantee that any patents or trademarks will issue from any future patent or trademark applications, that any patents or trademarks that issue from such applications will give us the protection that we seek, or that any such patents or trademarks will not be challenged, invalidated, or circumvented. Any patents or trademarks that may be issued in the future from future patent and trademark applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

Even upon intellectual property rights registration, there is no certainty that our intellectual property rights will provide us with substantial protection or commercial benefit. Despite our efforts to protect our intellectual property, some of our innovations may not be protectable, and our intellectual property rights may offer insufficient protection from competition or unauthorized use, lapse or expire, be challenged, narrowed, invalidated, or misappropriated by third parties, or be deemed unenforceable or abandoned, which, could have a material adverse effect on our business, financial condition, results of operations and prospects and the legal remedies available to us may not adequately compensate us.

We cannot guarantee that the steps we take will be adequate to protect our technologies and intellectual property, that any patent and trademark applications will lead to issued patents or registered trademarks, that others will not develop or patent similar or superior technologies or solutions, or that our trademarks and other intellectual property will not be challenged, invalidated, or circumvented by others. Furthermore, effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our solutions are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we have taken and will take may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Defending and enforcing our intellectual property rights may result in litigation, which can be costly and divert management attention and resources. Any such litigation may not be successful even if such rights have been infringed and an adverse decision could limit the scope of such rights. If our efforts to protect our technologies and intellectual property are inadequate, the value of our intangible assets may be diminished and competitors may be able to replicate our solutions and methods of operations. Any of the foregoing events could have a material adverse effect on our business, financial condition, and results of operations.

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

We are exposed to product liability and product warranty claims in the normal course of business, in the event that our solutions actually or allegedly fail to perform as expected, or the use of our solutions results, or is alleged to result, in non-compliance with applicable regulations, bodily injury and/or property damage. Our safety and security services may be disabled or prove to be ineffective as a result of techniques employed by car thieves or the discovery of technological weaknesses by such persons. We could experience material product warranty or product liability costs in the future.

Effective January 24, 2025, our third-party recovery service provider offers a service recovery warranty on certain contracts to our clients, payable in the event that they fail to recover a stolen vehicle and provided the client has met a list of contractual obligations. If the recovery rate for stolen vehicles decreases, our service provider may be subject to an increased number of claims. We may incur considerable costs in relation to future litigation should the service provider fail to honor the service recovery warranty.

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

Furthermore, we have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients or vendors in connection with commercial disputes or employment claims made by our current or former employees. Internal fraud, which may include the stealing and dissemination of customers’ personally identifiable information, may also create significant customer distrust and result in litigation against us. Actions taken by third-party security officers involved in SVR operations as part of our services may also result in legal proceedings and claims which could then result in reputational harm to us or criminal and/or civil liability, including monetary damages or other penalties. See “Risk Factors— Risks Relating to Our Reliance on Third Parties—The conduct of third-party security officers engaged in SVR operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.”

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

We are subject to fluctuations in foreign exchange rates between the South African rand, our reporting currency, and currencies of other countries where we market our solutions or source our raw components, for example the Euro, Thai baht, the Singapore dollar, Polish zloty and U.S. dollar. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in South African rand, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, translation risks arise where parts of the cost of revenue are not denominated in the same currency of such sales. The U.S. dollar/South African rand exchange rates have historically been volatile and we expect this volatility to continue. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could negatively impact the prices at which the ordinary shares trade and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The economies of countries in which we operate, including South Africa, Mozambique, Tanzania and Kenya in the past have been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our costs in such regions and decrease our operating margins. In particular, the inflation rate in South Africa, where we have significant operations, is relatively high compared to developed, industrialized countries. As at February 2025, the annual CPI stood at 3.2% compared to 5.6% in February 2024. Inflation in South Africa generally results in an increase in our operational costs in rand. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could have a material adverse effect on our business, financial condition and results of operations.

Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in certain countries in which we operate.

The laws and regulations which we are subject to, such as U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations in the jurisdictions which we operate, are complex and the regulatory and political regimes under which we operate are volatile. Our failure to comply with the relevant laws, regulations, executive orders and directives could subject us to civil, criminal and administrative penalties and harm our reputation.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions, including those not specifically related to our industry. These laws, regulations, executive orders, directives and enforcement priorities place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act (the “FCPA”), export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

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

Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities, such as Zimbabwe, a country in which we have a licensee.

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

Furthermore, we currently market regulated insurance products as an intermediary agent in South Africa through an authorized Financial Services Provider (“FSP”) that is a wholly owned subsidiary of ours. FSPs are subject to a variety of regulations, including the Financial Advisory and Intermediary Services Act, No. 37 of 2002. We may from time to time face challenges resulting from changes in applicable law and regulations in South Africa, or changes in approach to oversight of our business from insurance or other regulators in South Africa.

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

For the financial year ended February 28, 2025, 74% (FY 2024: 75%) of our revenue was derived from South Africa. Emerging markets, including South Africa, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

●	the strength of emerging market economies;

●	fluctuations in interest rates;

●	political and economic instability, including higher rates of inflation and currency fluctuations;

●	high levels of crime and unemployment;

●	inconsistent supply or failure of infrastructure;

●	higher levels of corruption, including bribery of public officials;

●	loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;

●	a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;

●	potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, taxation and other laws or policies affecting foreign trade or investment;

●	restrictions on the right to convert or repatriate currency or export assets;

●	introduction of or changes to indigenization and empowerment programs;

●	logistical and communications challenges;

●	difficulties in staffing and managing operations and ensuring the safety of our employees;

●	greater risk of uncollectible accounts and longer collection cycles; and

●	future downgrades of the debt ratings of the countries in which we operate, particularly in South Africa, where the current sovereign debt credit rating is below investment grade, with a predominantly stable outlook;

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

Labor legislation in South Africa has stringent requirements in relation to the relationship with employees. For example, under the Labour Relations Amendment Act, No. 66 of 1995 (as amended) (the “LRA”), an employee on a fixed term contract must be permanently employed unless the employer can establish justification for employment on a fixed term basis. The reasons available to an employer for justifying a fixed term contract are limited. Temporary employees are required to be given the same pay and benefits as permanent employees, including pensions and medical insurance coverage. The LRA provides strict penalties for failure to comply with its provisions and in certain instances breach of the legislation amounts to a criminal offense.

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

The South African government, through the Broad-Based Black Economic Empowerment Act No, 53 of 2003 (as amended), and the codes of good practice and industry charters published pursuant thereto, has established a legislative framework for the promotion of broad-based black economic empowerment, or “B-BBEE”. Achievement of specified B- BBEE objectives is measured by a scorecard which establishes a weighting for the various objectives of B-BBEE, which include procuring goods and services from black-owned businesses (or from businesses that have earned good B-BBEE scores) and achieving certain levels of black South African employment and management participation, which is then translated to an entity’s “contributor level”. Compliance may affect the ability of a company to secure contracts in the public and private sectors in South Africa. We have some customers that require us to maintain specific/specified B-BBEE contributor levels as measured under the Amended Broad-Based Black Economic Empowerment Information and Communication Technology Sector Code. We currently maintain a level 8 B-BBEE contributor level.

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

Our wholly-owned subsidiary, Cartrack (Pty) Ltd, entered into a short-term facility with Capitec Bank Limited and Purple Rain Properties No 444 Proprietary Limited, also a wholly-owned subsidiary, entered into a mortgage bond in favor of First Rand Bank Limited and a short-term facility with The Standard Bank of South Africa Limited. These facilities are more fully described under Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Loan and Funding Facilities.”

Similarly, Cartrack Portugal, S.A., secured a EUR 2.0 million loan from Banco Comercial Português, S.A.

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

Risks Relating to Our Ordinary Shares

Our stock price may fluctuate and you could lose all or a significant part of your investment.

The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including:

●	actual or anticipated variations in our operating results;

●	the failure of financial analysts to cover our ordinary shares;

●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or joint ventures;

●	future sales of our shares by us or our shareholders;

●	short sales, hedging and other derivative transactions involving our ordinary shares and the publication of short seller and similar reports;

●	investor perceptions of us and the industry in which we operate;

●	general economic, industry or market conditions; and

●	the other factors described in this “Risk Factors” section.

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

Our senior management and other employees have devoted, and will need to continue to devote, a substantial amount of time and attention away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Furthermore, new rules and regulations relating to disclosure, financial reporting and controls and corporate governance, or varying interpretations of existing rules and regulations, could be adopted by the SEC, Nasdaq or other regulatory bodies and exchange entities from time to time, and could result in a significant increase in legal, accounting and compliance costs and make certain activities more time-consuming and costly. Any of these effects could have a material adverse effect on our business, financial condition and results of operations.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX. We could be an emerging growth company for up to five years from our IPO. See “Summary— Implications of Being an Emerging Growth Company,” below.

Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue an adverse opinion report if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404(b). Failure to comply with Section 404(b) could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

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

If we fail, for any reason, to effectively or efficiently maintain proper internal control procedures, such failure could materially and adversely affect our business, results of operations and financial condition.

Section 404(a) of SOX, requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of SOX, requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with U.S. Securities and Exchange Commission (“SEC”) rules that implement Section 404(b) until such time as we are no longer an EGC.

If it is determined that we are not in compliance with Section 404(a), we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We may need to hire additional qualified employees in order for us to maintain compliance with Section 404. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404(a), we may identify weaknesses and deficiencies in our internal control over financial reporting. For example, as part of these procedures, we noted that material weaknesses were identified in relation to privileged user access and change management controls relating to certain of our systems as well as journal processing control in one of our subsidiaries as at February 28, 2025. See Item 15. “Controls and Procedures.” If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective.

Insiders have substantial control over us and may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, our Chief Executive Officer and certain of his affiliates may be deemed to beneficially own approximately 73.48 % of outstanding shares as at May 9, 2025. For so long as such shareholders continue to own a significant percentage of our ordinary shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Additionally, as a consequence of our “staggered” board of directors, as further described in Item 6.C. “Board Practices—Board Composition,” only a minority of the board of directors will be considered for election at any annual meeting and such shareholders, because of their ownership position, will have considerable influence regarding the outcome of the election. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive other shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined based on the average of the quarterly values of its gross assets) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain rents and royalties and gains from the sale or exchange of investment property. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are generally characterized as active assets to the extent they are associated with business activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including the estimated value of our goodwill and other intangible assets, we believe that we were not a PFIC for our taxable year ended February 28, 2025. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and depends on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill and other intangible assets may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Under certain attribution rules, our non-U.S. subsidiaries are expected to be treated as controlled foreign corporations for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to U.S. investors that own our shares (directly or indirectly) and are treated as “Ten Percent

Shareholders.”

Certain “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property and “global intangible low taxed income,” even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We believe we are not a CFC. However, the determination of CFC status is complex and includes certain “downward attribution” rules pursuant to which our non-U.S. subsidiaries are expected to be treated as constructively controlled by our U.S. subsidiary and therefore our non-U.S. subsidiaries are expected to be treated as CFCs. We do not intend to provide information to Ten Percent Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to our or our subsidiaries’ operation.

Item 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were founded in 2001 in South Africa with an initial focus on SVR services in the region. We have strategically grown our business and are now a global provider of a leading operations management SaaS platform. Through our cloud platform, we empower businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Our differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

In 2020, we moved our global headquarters to Singapore, where we believe we have access to the talent and capital to maintain and further our technological and operational leadership in the industry. Since our founding, we have gained vast expertise and enhanced our business in the following areas:

●	Developing new software applications such as fleet management, mobile asset tracking, workforce management, video solutions, logistics management;

●	Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

●	Expanding our sales and marketing focus to include commercial fleets of all sizes; and

●	Expanding our geographic footprint to meet the needs of our customers who are increasingly global with larger, more complex fleets and requirements.

Our single user interface and fully integrated cloud-based platform runs agnostically on a multitude of leading IoT devices, including internally developed cutting-edge devices, direct integrations to OEM devices and strategically cost-effective smart IoT devices from third parties and customer pre-owned devices. This enables us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across our customers’ entire mobile asset fleet. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients.

As part of a limited strategy to distribute our SaaS platform through independent business owners, our solutions are sold through independent licensees in Botswana, Malawi, Rwanda and Zimbabwe, who enter into franchise agreements and have exclusive geographic licenses to market and sell our solutions in exchange for royalty payments. Revenue generated by licensees was 0.1% of our total revenue for the financial year ended February 28, 2025, 0.1% of our total revenue for the financial year ended February 29, 2024 and 0.1% of our total revenue for the financial year ended February 28, 2023.

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information regarding registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website is https://karooooo.com/. The information on these websites, and any other website referenced herein, is not part of this report except as specifically incorporated by reference herein.

B.	BUSINESS OVERVIEW

Overview

We provide a leading operations management SaaS platform that maximizes the value of operations and workflow data by providing insightful real-time data analytics to thousands of enterprise customers. Our platform simplifies decision-making by seamlessly unifying and contextualizing data from a wide range of sources, including OEM devices and proprietary devices, as well as open APIs. By consolidating business operations into a single, centralized hub, we enable our customers to overcome complex operational challenges related to safety, compliance, productivity, service delivery, cost control, fuel management, maintenance, routing, resource allocation, and workforce retention.

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

We serve customers in more than 20 countries across five continents, supporting more than 2.3 million subscribers as at February 28, 2025 and over 2.3 million connected vehicles and equipment on the Cartrack cloud platform. Our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. We collect more than 200 billion data points per month and have maintained a consistent platform uptime of 99.9%.

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

Our Platform and its Key Strengths

We have built one platform with vertically integrated operations and we offer a:-

Broad array of mobility applications. We offer real-time connectivity services through mobile devices to manage the deployment of people, vehicles and the tasks that they are required to perform. This includes communications, analytics, accounting, live video streaming, workforce management and an array of medical and roadside assistance services that are applicable to taxi/ridesharing, public transit systems and logistics businesses. With fleet management, mobile asset accounting, workforce management, and a broad set of additional software features, we offer a highly functional, unified platform for smart transportation management and analytics delivered through a single screen.

Highly scalable vertical SaaS platform. Our cloud architecture enables us to quickly and reliably add thousands of mobile subscriptions and integrate their corresponding data streams each month, including data from sources such as OEMs and other third-party devices. Our easy-to-use interfaces for iOS and Android, as well as our online desktop platform, make it seamless for users to switch between devices, and our internally developed SaaS platform caters to all types of vehicle propulsion methods (internal combustion, hybrid, and electric) and allows for flexible integration with all major OEM hardware and software platforms.

Large and growing global infrastructure. Our business is vertically integrated in the design, development, production, and deployment of our hardware and software offerings. Unlike many of our competitors, almost all of our systems and products that we use are proprietary. Our vertically integrated model allows us to provide our customers with the benefits of lower costs and greater flexibility without third-party vendor lock-in. Our R&D center in Singapore is staffed exclusively by our employees and is positioned to ensure our continued access to world-class talent in Southeast Asia. To provide leading service in installations, customer support, and vehicle recovery, we have established a comprehensive branch network of automotive technicians with rapid-response capabilities in more than 20 countries in which we or our licensees operate and more than 1,000 mobile workshops to serve customers globally around-the-clock. Our customer focused approach to service is key to our leadership position in the industry.

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

Culture of service and innovation. The values at the heart of our culture — accountability, integrity, service orientation, relationships, and an entrepreneurial mindset — are core drivers of our success. As we have grown from a small South African company to a global enterprise with more than 2.3 million subscribers, we have maintained a start-up culture that eschews hierarchy and where individual ownership, agility and an entrepreneurial mindset remain key features of our everyday behaviors and operations. We have a highly proven service delivery track record and are known for being quick to deploy and fast to respond.

Key Benefits to Our Customers

The relatively low monthly cost and material return on investment realized by our customers favorably positions us in both weak and strong macroeconomic environments. Our platform provides the following key benefits to our customers:

Increased safety: According to Frost & Sullivan, Video Telematics can lower driver distraction by 80%, reduce speeding by 65% increase seatbelt use by 70% and reduce collisions by 60%. Furthermore, the implementation of forward-looking collision avoidance technology could reduce rear-end crashes by 28%, fatalities by 44% and injuries by 47%.  In addition, Video Telematics can reduce accident claims by 25%.( Frost & Sullivan – Video Telematics is a New Safety Norm for Commercial Fleets: AI Powered Video Telematics – The Revolutionary Safety Tool; June 2020).

Lower operating costs. Research by the U.S. Department of Transportation shows that implementing telematics can reduce unsafe driving by 60%, which can translate into profit margin increases of 30% in commercial fleets as well as reduced emissions. (Study of the Impact of a Telematics System on Safe and Fuel-Efficient Driving in Trucks, by Boodlal, Leverson ; Chiang, Kun-Hung; 2014-04-01).

In a recent survey of fleet managers by Samba Safety, 39% of respondents indicated they have experienced reduced insurance premiums through insurer offered discounts and 25% have benefited from reduced premiums as a result of a reduction in accidents. (2024 Telematics Report Connecting the Dots on Strategies & Adoption).  We believe that the AI-enabled real-time feedback through our platform supports coaching of drivers to engage in behavior that lowers fuel consumption, reduces maintenance costs and improves on-road safety.

Increased workforce and asset productivity. Real-time fleet oversight and analysis of data can assist fleet managers in planning better routes and times for vehicles to be on the road, as well as planning maintenance through alerting and scheduling. Route management and traffic mapping, powered by our platform, can reduce the distance traveled by each vehicle. By providing an integrated platform for data, analytics and communications, driver and dispatch teams can work together more efficiently and empower management with greater insight into key performance indicators of asset and employee performance such as utilization, service intervals and billable hours.

Stability and reliability. Cartrack utilizes the GSM/LTE network to facilitate reliable communication between our platform and telematics devices. This technology enables recovery teams to accurately locate stolen vehicles and allows customers to track the movement of their vehicles via the web or mobile applications. GPS satellite technology provides users with accurate positioning and monitoring of the vehicle fleet. Secondary radio homing beacons enable air and ground response teams to locate vehicles in areas where coverage may be sparse. Customers also further benefit from our consistent 99.9% system uptime for the financial year ended February 28, 2025.

Road safety and accident management. The World Health Organization estimates that road traffic crashes cost most countries 3% of their gross domestic product, illustrating the importance of improving driver habits and monitoring commercial vehicles. Powered by industry leading AI, we provide comprehensive driver behavior monitoring and measurement applications which are easily integrated into vehicles to extract and analyze significant amounts of data to improve driver behavior. In addition, deployment of in-vehicle telematics sensors to monitor activity on-road and within a vehicle provides performance benefits and critical data in the event of a collision.

Our Opportunity

There is a significantly underpenetrated global opportunity in mobility data analytics for smart transportation. According to Allied Market Research, the automotive OEM telematics global market opportunity is expected to grow from $96.3 billion in 2024, and is projected to reach $321.3 billion by 2032, registering a CAGR of 16.3% from 2024 to 2032.  On-the-ground operations present an attractive opportunity and may account for more than 40% of global GDP, based on market research and analysis from multiple third-party sources including the World Bank and the CIA.  We believe a large portion of spending in the sector today is for outdated telematics offerings that do not provide the next-generation capabilities required by today’s customers across a broad range of transportation and mobility use cases. In 2024, Fitch Solutions estimated there will be more than 1.7 billion vehicles in the world, including more than 438 million commercial vehicles, increasing to 2.1 billion total vehicles by 2032, including more than 544 million commercial vehicles. According to Frost & Sullivan and Berg Insight, approximately 26% and 16% of commercial vehicles in South Africa and Southeast Asia were equipped with telematics devices and services in 2023, which suggest an underpenetrated market opportunity with significant growth runway. There is also a large global opportunity in video telematics solutions that improve driver safety and reduce operating costs.  According to Mordor Intelligence, the installed base of video telematics is expected to grow from 9.74 million units in 2025 to 22.19 million units in 2030, a CAGR of 17.8%.  Additionally, we are identifying new avenues of growth from our data analysis and monetization.

Our Growth Strategy

Our long-term growth is driven by five key factors:

Growth of OEM connected devices. Our SaaS platform is device agnostic and we currently have agreements with more than 10 OEM platforms whereby we collect vehicles diagnostic and safety data from the OEM telemetry devices. Increasing global access to these OEM devices will further drive demand for our complementary solutions and services. Further, we conduct aftermarket installations in collaboration with OEMs.

Deeper insights from data and platform. Our customers increasingly rely on our SaaS platform to optimize and manage their physical operations. In response to this growing demand, we remain committed to ongoing innovation. We focus on improving and expanding platform and product capabilities, and enhancing operational capacity to support growth across our target markets.

Global demand. We are experiencing increased global demand for connected vehicles, devices, and mobility data, which supports our geographic expansion efforts. Market penetration remains low to moderate across all regions, presenting a significant growth opportunity. We are focused on delivering scalable, customer-centric solutions that provide rapid and measurable value to both enterprise and consumer customers.

New platform enhancements. We continue to expand our platform to address our customers’ most critical operational and business priorities. Our investments in research and development focus on meeting customer expectations. Our product portfolio includes MiFleet, an intuitive administrative and vehicle cost accounting solution, and Delivery, a mobile-enabled workforce management application. Delivery supports key business processes such as stock control, electronic proof of delivery, invoicing, business intelligence, OEM integrations, job dispatch, and advanced messaging through its routing capabilities.

Significant barriers to entry. We operate in a market characterized by significant barriers to entry, which contribute to our competitive advantage. These include the fragmented nature of the global market, substantial upfront capital requirements to develop and deploy infrastructure at scale, and the need for sustained investment in research and development to remain at the forefront of technological innovation. Additionally, the capital required to fund device and installation costs further elevates the barrier for new entrants. Our strong execution culture and customer-centric approach further differentiate us in the marketplace. The industry has increasingly transitioned from upfront hardware and installation payments to recurring SaaS subscription models, where service providers retain ownership of the deployed telemetry devices. The rising demand for solutions with no upfront costs presents a challenge for smaller vendors and new entrants lacking the scale and financial resources to compete effectively. Further, it is difficult for new entrants to ensure a high level of service without scale of technical personnel capable of servicing customers whose operations span multiple cities and require IoT device installations across various assets.

We intend to pursue the following growth strategies:

Expand our customer base. Our global market penetration remains relatively low to moderate, which we believe presents a significant opportunity to expand our customer base across international markets. We anticipate that future demand growth will be driven by the continued proliferation of mobile assets and a diverse range of emerging smart mobility use cases. These include ongoing customer needs to enhance efficiency, reduce costs, improve safety, mitigate risk, compliance and governance. We expect this demand to outpace overall global fleet growth as broader adoption of mobility solutions accelerates in response to demonstrated value. Additionally, we foresee increased demand from governments, businesses, and consumers, particularly in regions experiencing increased regulations. We serve a wide spectrum of customers across multiple industries and remain focused on expanding our subscriber base.

Increase subscription sales to existing customers. Our continued focus on R&D and innovation enables us to develop new features and capabilities tailored to the growing and diverse demands of our global customer base. With more than 2.3 million subscribers, we see significant potential to expand our subscription revenue by driving increased subscriber adoption and engagement with additional products like video and Cartrack-tag and newer features and capabilities of our platform. Our existing customer base represents a significant opportunity for further subscription sales expansion.

Expand our geographic presence worldwide. While South Africa remains a key market, we anticipate stronger subscriber growth in the Asia-Pacific and Middle East regions. This expectation is based on several factors, including larger and growing populations, higher economic growth rates, a favorable competitive environment characterized by low market penetration and less sophisticated incumbent solutions, and the increasing scale of our established operations in these regions. We also expect demand to be driven by the need to improve road safety and reduce environmental impact, particularly in markets where vehicle populations are projected to increase significantly amid existing traffic congestion and pollution challenges. In addition, we are evaluating further expansion in Europe. Our operations in other parts of Africa, while currently limited in scale, are considered strategically important. As we expand the scope of our offerings, we believe we are well positioned to efficiently deploy our solutions across the global fleets of existing multinational customers as we enter new geographies where they already operate.

Our SaaS and DaaS Cloud Platform

Our platform simplifies decision-making by seamlessly unifying and contextualizing data from a wide range of sources, including proprietary devices, third party devices such as OEM devices, as well as data collected from our customers back-office systems via APIs. By consolidating business operations into a single, centralized hub, we enable our customers to overcome complex operational challenges such as safety, compliance, eco-driving, productivity, service delivery, cost control, maintenance, routing, risk mitigation, inventory control, resource allocation including vehicle utilization management, and workforce management. Powered by our extensive data asset, AI, and robust analytics, our platform delivers actionable insights that drive meaningful improvements to our customers’ physical operations.

Our platform is accessible to users via web interface and mobile applications, with SaaS offered via monthly subscription and DaaS offered via monthly subscription should the customer use their own fleet or on a cost per delivery should our customer leverage on third party drivers. Our applications are highly integrated to avoid the need for multiple interfaces, and include free application programming interface (“API”) integrations with third party systems such as enterprise resource planning (“ERP”) systems.

The principal components of our SaaS and DaaS platform include the following:

Commercial Applications

●	Fleet Management provides our customers with real-time visibility into their asset base through live tracking via a map-based interface. Our solution leverage proprietary smart IoT devices that enable deep vehicle integration and support the use of peripheral sensors. Our solution enables:

●	Real-time GPS location tracking and management to enable our customers to overcome complex operational challenges, vehicle utilization and workforce managements such as safety, compliance, eco-driving, productivity, service delivery, cost management, maintenance, routing, risk mitigation, inventory control, resource allocation, fuel management and fraud detection, time and attendance tracking and industry specific functionality such as cold chain management

●	Integration of real-time data with third party systems such as enterprise resource planning (“ERP”) systems

●	Detailed driver management with advanced scorecards to manage the risk and performance of drivers

●	Real-time alerts settings

●	LiveVision enables comprehensive pro-active risk management and fleet visibility via an AI and non-AI enabled video telematics system with live streaming to our platform:

●	The AI enabled camera delivers live alerts to proactively mitigate the risk of driver fatigue, driver distraction and collisions such as monitoring of safe driving distances

●	Live on-board cameras enable video selection, replay, and analysis, enabling driver coaching and risk management

●	Increased driver visibility reduces extraneous driving costs, reduces driver liability, increases driver safety and behavior

●	MiFleet Advanced Fleet Administration provides cost management and administration capabilities through:

●	Insight into all asset-related costs, such as purchasing, fuel, fines and insurance for each asset in a fleet

●	Actionable intelligence for driver optimization through powerful Business Intelligence (“BI”)

●	Cartrack TAG, a next-generation wireless asset tag that extends our platform to any mobile asset in South Africa, offers asset tracking, even in areas with limited or no cellular connectivity:

●	Primarily focused on asset management where monitoring the status and movement of non-powered or high-value assets is essential

●	Robust design with low maintenance requirements

●	Ensures reliable performance in demanding commercial environments

●	Karooooo Logistics (formerly Picup) focuses on B2B delivery-as-a-service (“DaaS”) providing a software application that enables the management of last mile delivery and general operational logistics. This solution addresses the logistics challenges of large enterprises requiring systems integrations, payment gateways, third-party courier, long-haul and crowd-sourced drivers to scale and meet their operational needs through a capital light model.

●	Access to a fleet of third-party delivery drivers

●	Trace and locate drivers and mobile assets in real-time

●	Enable powerful and highly controlled workflows including stock control, invoicing, electronic proof-of-delivery, and mobile workforce management

●	Up-to-date destinations and navigation integration, allowing drivers to spend more time focusing on job completion rather than finding a destination

●	Quick communication to drivers via synchronized task list and built-in messaging systems

●	Cartrack Field Service provides a software application enabling the management of field and or on site workers.

●	Trace and digitally allocate field workers in real-time to specific jobs

●	Manage workflows such as stock control, orders, invoicing and electronic proof-of-job-completion

●	Update destinations and routes, allowing workforce to spend more time focusing on job completion

●	Easy and effective communication with field workers via messaging systems

●	Business Intelligence offers users a high-level view of fleet statistics, including analysis of key indicators and granular detail of asset-specific data.

●	Asset Tracking provides a way to track and trace moveable assets to reduce losses, automate inventory management, and improve workforce efficiency, equipment utilization, and regulatory compliance.

●	Asset Recovery Our outsourced SVR and asset recovery services assist vehicle owners, police and insurance companies with the recovery of vehicles and other assets that have been stolen. This service includes around-the-clock assistance with real-time tracking, dedicated technical teams, early warning alert systems, ground and air recovery teams dedicated to Cartrack, operating under local law licenses, specialized technologies for both GSM and radio frequency and repatriation assistance across international borders. The consistent recovery success rate is considered by management to be achieved through the high reliability standards of our Platform, our smart in-vehicle devices, specialized installation techniques, miniaturization, and a dedicated team of third-party rapid response recovery agents.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics provided by our platform. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and resulting in lower premiums.

Consumer Applications in Southern Africa

●	Protector is an all-encompassing safety package for all consumer vehicles. Following the installation of the Cartrack telematics device, consumers can access a diverse set of software features and benefits, including:

●	a mobile application for real time movement management and communication

●	Asset Recovery

●	Ambulance Assist (facilitating emergency medical outreach and response)

●	Crash Alert, a 24/7 monitoring system, which immediately triggers a dispatch for emergency services in response to a detected collision or accident

●	a conditional Limited Recovery Warranty pay-out by our third-party recovery service provider in the unlikely event of the vehicle not being recovered by them

●	a power event notification provides alerts upon vehicle battery disconnect

●	an ignition sensor remotely reads ignition status and detects improper use

●	Car Watch is a mobile application that lets users track and watch their vehicles from a distance. It includes alert notifications and the ability to sound an alarm remotely after unauthorized movements.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics provided by our platform. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and drive behavioral change resulting in safer drivers, reduced risk and lower premiums.

Specialist Mobility Solutions

●	Bike Track offers a GPS-based solution providing a comprehensive set of fleet management software features for commercial motorbike fleets. It includes a unique power management system that ensures bike batteries will not be discharged.

●	Credit Management predicts payment cycles and facilitate active credit management for asset-based vehicle finance including accident reconstruction, driver behavior, reporting for maintenance services and fraud detection. Real-time alarms and alerts are used to protect and secure assets.

●	Electronic Monitoring. In Singapore, we provide end-to-end electronic monitoring services (“EMS”) application that allows law enforcement agencies to monitor persons of interest, such as offenders on extended supervision, parole, home detention or community detention, including released prisoners in halfway care or who are in the process of being reintegrated into society.

Next-Generation Mobility Solutions

We are constantly innovating to offer a range of additional mobility and monitoring solutions in select markets:

●	Cartrack Insurance Agency. Our insurance multi-quote or aggregator platform offers customers in South Africa the ability to obtain a fast online quote from a panel of independent insurers at competitive rates, or if they choose, they can talk to a qualified consultant to advise on the appropriate insurance.

Smart IoT

Customers deploy our smart devices to collect real-time data from their vehicles and transmit this information to secure data centers for processing, which we manage via the Cartrack Private Cloud. Our platform components are designed to operate using a diverse array of communication technologies, including radio, satellite, and network protocols such as Sigfox and LoRa. We generally design, develop our devices and firmware in order to ensure their modularity and interoperability with our core subscription offering. We seek to increase device functionality and decrease device costs over time. We offer customers the option of a SaaS-based subscription model with no up-front payment, reducing the capital investment required to access our platform.

Our solutions are both flexible and relevant across all industries and fleet sizes, and have the capability to track most types of assets. Our technology has proven to be scalable, with many use cases in many countries. We have collected large amounts of data, which we have in turn learned to process quickly and reliably. As we continue to grow, we leverage our data by integrating data science and AI more deeply into our platform.

We believe our modular, proprietary designs give us an advantage over competitors who rely solely on third-party telematics devices because we are able to collect industry specific data through our devices tailored to our customers’ needs. Our devices can access and leverage CANBUS data, a system which enables communication between various parts of a vehicle, such as the engine control unit and airbags, which can be commercialized through collaborations with OEMs.

Our Customers

Our commercial customers operate across a range of industries. As at February 28, 2025 we had more than 125,000 commercial customers compared to more than 121,000 as at February 29, 2024 driven by new customer additions and maintaining our high customer retention rate, which we believe is testament to a satisfied customer base. We maintain a strong focus on internally monitoring and continuously enhancing our customer satisfaction levels. We provide 24/7 customer support as part of our subscription and our internal teams are proactive in assisting customers over the phone. Additional assistance is also available via chat and email. Customer centricity is core to our culture.

Representative customers by geographical regions are listed below:

South Africa: Dis-Chem, Kenings Car Van and Truck Hire, Lancet, MAN South Africa, Pick n Pay, SA Taxi Mobalyz, Spartan, Swissport, The Courier Guy, The Woodford Group.

Africa: AIDS Healthcare Foundation, BCI, British American Tobacco, ENHL-Bonatti, Gemfields Group, Handling, Mantrac, NCBA Kenya, Ryce Leasing, Stanbic Bank, Transportes Carlos Mesquita.

Europe: Eurocash, Grupo Visabeira, Jeronimo Martins, Petit Forestier, Telefurgo, Zabka.

Asia-Pacific and Middle East: AL Marwan, Asia Brewery, Coca-Cola, DHL, Diag, Dizon Farms, GetGo, KINTO, Ley Choon, Lootah, Lumens, Toyota Mobility Solutions.

Sales and Marketing

Our strategy to generate scale in a region is to target subscriber volume with consumers, sole proprietors and small businesses as we build our distribution and customer care capabilities. We then target the medium-sized businesses and large enterprises. In all regions, we sell subscriptions through our direct sales force.

Sales

We sell subscriptions to our SaaS fleet management platform through our direct sales organization. Maintaining direct control of our sales force allows us to efficiently target individual consumers and sole proprietors, small to medium-sized businesses with local fleets, and large enterprise fleets.

The focus of our sales efforts is to drive a high volume of transactions through a standardized and highly repeatable methodology. We focus on the core challenges that fleet operators face in managing their fleet. We are able to provide prospective customers with an anticipated return on investment (ROI) calculation that enables us to tangibly demonstrate the benefits of our solutions and how they address the challenges that they face. We highlight the insights that fleet operators gain from our reports and real-time alerts and how they can use those insights to improve productivity, increase operating profitability and solve key business problems. We believe we effectively sell our solutions to large customers because our platform is competitively priced, easy to use, stable and delivers the required actionable insights. We are also able to rapidly deploy our devices into a large fleet, making switching quick and easy. Additionally, the ease of use of our platform allows us to integrate our solutions with relative simplicity.

We have dedicated sales and marketing teams in each region using the following sales channels, depending on our customers’ needs and fleet sizes:

Inside sales and web sales. Our primary sales channel to both consumers and commercial prospective customers is via our internal teams. This is a key component of our go-to- market strategy and the teams have typically increased their sales productivity while lowering the aggregate cost of subscriber acquisition to date. Our sales agents conduct their selling activities telephonically, in some cases using live web demonstrations to convert sales leads to customers.

Field sales. Our field sales team of relationship managers meet face-to-face with prospective customers and focuses on sales to small businesses, medium-sized businesses and large enterprises. The field sales team is supported by an inside team of sales representatives.

In addition to the direct selling methods set out above, our field sales teams, with support from our inside sales team, work closely with automobile dealerships, insurance companies and insurance brokers to generate channel-based opportunities for us to acquire new customers.

Furthermore, both the inside sales teams and field sales teams focus on assisting customers that are adding devices through fleet expansion or broader use of additional applications or software features across their fleet. They monitor customer usage to ensure that customers are deriving the maximum benefit from our offering.

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

Inbound leads. Our inbound leads are largely generated through digital or internet-based marketing efforts. This involves extensive search engine marketing, search engine optimization, email marketing, direct internet traffic, social media platforms and purchased lead generations. Our demand generation programs vary depending on our target customer, industry or fleet size, and include marketing activities such as integrated programs on the internet, outbound marketing campaigns targeted to prospective customers in key industries and geographies, attendance and sponsorship of trade shows, email lead generation and prospective customer follow up, and traditional public relations and website properties. We make use of social media to engage customers and prospective customers to generate interest, demand and leads.

Outbound leads. Our outbound lead generation involves a variety of traditional marketing activities, including customer referral, purchased leads, direct mail, email marketing, cold calling, advertising, trade shows and in-person events and telemarketing. We accumulate marketing lists through a variety of sources, including purchased lists selected by industry and geographic demographics. We filter prospective customers by using industry knowledge to identify quality targets.

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

Our fleet management platform is comprised of a telematics device that incorporates off-the-shelf components, including a cellular modem, GPS receiver and memory capacity sufficient to run our proprietary firmware, which reports vehicle coordinates, time, speed, ignition status and mileage from satellite readings. This information is collected using an event-based algorithm (allowing the events collected to provide a road hugging presentation on the mapping layers) and then sent to our receivers at third-party data centers via a commercial cellular network. The information is then processed and delivered to our customers providing a wide range of live reporting, mapping and alerts designed to give customers business intelligence. This information can be accessed by our customers via an internet browser or mobile application as well as be sent to customers by email, an XML feed, or internet services.

Our SaaS platform is deployed using a multi-tenanted architecture that scales rapidly to support additional subscribers through the addition of incremental commodity processing and storage hardware. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance despite significant subscriber growth. Our existing architecture and infrastructure have been designed with sufficient capacity to meet our current and anticipated future needs.

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

Research and Development

The responsibilities of our research and development organization, which consists of 219 full-time employees, include platform management, platform development, quality assurance and technology operations. Our investment in research and development is core to our business strategy and a key differentiator in the competitive landscape. All of our research and development activities are performed in-house. Our primary research and development team is based in Singapore. We also have research and development centers in South Africa, and Portugal. Based on feedback from our customers and prospective customers, we work to expand our platform offerings while enhancing and maintaining our core solution technology to adapt to new regulatory compliance requirements, user demands and emerging trends in the industry. We develop new functionality with a view to full platform deployment for use by all of our customers and avoid bespoke development.

Operations

We physically host our cloud-based SaaS platform principally in seven secure third-party data centers located in South Africa, Singapore, the Netherlands, the United Arab Emirates and France. These data centers provide us with both physical security, including around-the-clock security personnel, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. Our data centers maintained over 99.9% system uptime for the financial year ended February 28, 2025. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. We believe our agreements with these third-party data centers are generally consistent with competitive market terms and conditions.

Our platform technology also includes switches, routers, load balancers, IDS/IPS and application firewalls from top-tier suppliers to serve as the networking infrastructure and high levels of security infrastructure for the network environment. We use rack-mounted servers to run our solutions and for content caching. We use storage area network (“SAN”) hardware with fiber channel and solid-state drives at our data center locations. These SAN systems have been designed for high performance and data-loss protection, and we believe that these systems have the capacity and scalability to support our anticipated growth for the foreseeable future.

We leverage a large team of employed installers worldwide to install our telematics devices, occasionally calling on third parties to assist with installation. Upon contracting with a new customer, we dispatch the nearest installer to the customer’s place of business or a central location for installation of our telematics devices. Typically, the full installation cycle is accomplished within two to five days from the date of contract. If a telematics device malfunctions in the field, we use our installers to replace the device.

Our Competition

The rapidly evolving market for our solutions is competitive and highly fragmented in certain of our regions, particularly by geography and customer segment. We compete with point-to-point solution providers as well as other companies with service offerings designed to address similar needs as our solutions that range from small, regional providers to midsized multinational providers to large global providers. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Verizon Connect, WebFleet by Bridgestone (formerly TomTom), Masternaut (a Michelin Group Company) and Fleet Complete for commercial fleet management in Europe; we compete with Tracker, Netstar, Power Fleet (formerly MiX Telematics), Geotab and CTrack in South Africa; and we compete with a large and fragmented group of competitors in Asia and Africa. Many larger competitors have entered the market in recent years through acquisitions of competing solutions, such as telecommunications provider Verizon acquiring Fleetmatics, as well as tyre companies Bridgestone and Michelin acquiring TomTom and Masternaut, respectively. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources.

We believe that the key competitive factors in our market include:

●	ease of onboarding, initial setup and use;

●	platform functionality, performance and reliability (speed and stability);

●	relevant features that best meet the needs of fleet operators;

●	business intelligence capabilities;

●	technology architecture scalability;

●	customer service; and

●	cost.

We believe that our efficient customer acquisition model, data driven business intelligence approach to fleet management, SaaS delivery model, deep domain expertise and large user base enable us to compete effectively. We believe that many of our competitors rely on up-front hardware sales to finance their operations, posing a significant investment hurdle for certain customers. Additionally, many of these competitive offerings are difficult to deploy and use and lack other features required by customers.

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

Human Capital

As at February 28, 2025, we had 5,711 full-time employees of which 4,047 are located in South Africa, 310 are located in Africa-Other, 360 are located in Europe, and 994 are located in Asia-Pacific, Middle East and USA.

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

C.	ORGANIZATIONAL STRUCTURE

The following table lists the entities which are controlled by   the Group.

		Country of	% holding	% holding
Company Name	Held by	incorporation	2025	2024
Cartrack Holdings Proprietary Limited	Karooooo Ltd	South Africa	100.00	100.0
Carzuka.com Pte Ltd[1,5]	Karooooo Ltd	Singapore	—	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.00	100.0
Karooooo Software Pte. Ltd.[5]	Karooooo Ltd	Singapore	—	100.0
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.00	100.0
Karooooo Cartrack Limited[3]	Karooooo Ltd	Uganda	100.00	100.0
Cartrack (Cambodia) Co. Ltd	Karooooo Management Company Pte Ltd	Cambodia	100.00	100.0
Cartrack Swaziland Pty Ltd[4]	Karooooo Management Company Pte Ltd	Kingdom of Eswatini	76.00	76.00
Carzuka Pte Ltd[1,5]	Carzuka.com Pte Ltd	Singapore	—	100.0
Karooooo Technologies Proprietary Limited	Karooooo Proprietary Ltd	South Africa	100.00	100.0
Cartrack Management Services Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Insurance Agency Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.00	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.00	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Purple Rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Karooooo Logistics Pty Ltd (“Picup”)	Cartrack Holdings Proprietary Limited	South Africa	74.8	70.1
Cartrack Telematics Proprietary Limited[2]	Cartrack Proprietary Limited	South Africa	49.0	49.0
Cartrack Academy (Pty) Ltd[6]	Cartrack Proprietary Limited	South Africa	100.00	100.0
Karu Holdings Proprietary Ltd	Cartrack Proprietary Limited	South Africa	100.00	100.0
Combined Telematics Services Proprietary Limited[1,2,7]	Cartrack Proprietary Limited	South Africa	49.0	49.0
CTK Shell 2 (Pty) Ltd[1]	Cartrack Proprietary Limited	South Africa	100.00	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.00	100.0
Karooooo Kenya Limited	Cartrack Technologies Pte. Limited	Kenya	70.0	70.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.00	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.00	100.0
Cartrack Investments UK Limited[1]	Cartrack Technologies Pte. Limited	United Kingdom	100.00	100.0

Company Name	Held by	Country of incorporation	% holding 2025	% holding 2024
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.00	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.00	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E.	100.00	100.0
Cartrack Technologies PHL.INC	Cartrack Technologies Pte. Limited	Philippines	100.00	100.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.00	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.00	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.00	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.00	100.0
Cartrack Technologies Zambia Limited	Cartrack Technologies Pte. Limited	Zambia	100.00	100.0
Cartrack (Mauritius) Ltd[1,5]	Cartrack Technologies Pte. Limited	Mauritius	—	100.0
Cartrack Vietnam Limited Liability Company	Cartrack Technologies Pte. Limited	Vietnam	100.00	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A.	100.00	100.0
Cartrack Polska.SP.ZO.O	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack Limitada[2]	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	90.0	90.0
Cartrack for Information Technology Company[1]	Cartrack Technologies LLC	Kingdom of Saudi Arabia	51.0	51.0

[1]	Dormant
[2]	The Group considers Cartrack Limitada, Combined Telematics Services Proprietary Limited and Cartrack Telematics Proprietary Limited as subsidiaries of the Group as the Group has the right to appoint the majority of the directors on the Board of Directors of these entities through contractual shareholders’ agreements. The Board of Directors of these companies direct the relevant activities of these entities. Accordingly, the Group is exposed or has rights to variable returns from its involvement with these entities through its power over it and has the ability to affect those returns through the Board of Directors.
[3]	90% of the share capital of Karooooo Cartrack Limited is held by Karooooo Limited and the remainder 10% of the share capital is held by Karooooo Management Company Pte Limited, a wholly owned subsidiary of Karooooo Limited.
[4]	74% of the share capital of Cartrack Swaziland (Pty) Ltd is held by Karooooo Management Company Pte. Ltd. and 2% is held by Cartrack Holdings Proprietary Limited.
[5]	As at financial year ended February 28, 2025, the entities were deregistered and ceased to exist as legal entities.
[6]	CTK Shall 1 (Pty) Ltd was renamed to Cartrack Academy (Pty) Ltd on June 20, 2024.
[7]	This entity was deregistered after February 28, 2025.

D.	PROPERTY, PLANT AND EQUIPMENT

Our principal executive office in Singapore is our premises at 17 Kallang Junction #06-05/06 Singapore 339274 which is leased upon the terms set out below. With effect from September 2024, the construction of our South African central office in Johannesburg, South Africa has been completed and is occupied by Cartrack. We also have lease agreements for office space at two other locations as set out below.

Lessee	Lessor	Address	Term

Karooooo Management Company Pte Ltd	SB (17KJ) Investment Pte Ltd	17 Kallang Junction #06-05/06 Singapore 339274	April 04, 2023 to October 03, 2028

Cartrack Manufacturing Proprietary Limited	Stand 222 Republic Road (Pty) Ltd	Cnr Cherry Drive & Republic Rd, Randburg, Johannesburg, Gauteng, South Africa.	January 01, 2025 to December 31, 2027

Cartrack Academy (Pty) Ltd	Growthpoint Properties Limited	Grosvenor Corner, 195 Jan Smuts Avenue, Rosebank, Johannesburg, Gauteng, South Africa.	September 01, 2024 to August 31, 2029

We use these offices for finance, legal, human resources, information technology, sales, marketing, manufacturing, training and education and other administrative functions.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated annual financial statements and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial Information.” The following discussion and analysis include forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading provider of an operations management SaaS platform. Through our cloud platform, we empower businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Our differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction. Our business is vertically integrated, which affords us complete autonomy to develop the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control almost every aspect of our smart device design, platform innovation and software application development, customer acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies. We have strategically grown our business and are now a global provider of a leading operations management SaaS platform.

Karooooo is headquartered in Singapore and owns 100% of Cartrack and 74.8 % of Karooooo Logistics.

We serve customers in more than 20 countries, supporting more than 2.3 million subscribers as at February 28, 2025 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. As at February 28, 2025, we served more than 125,000 commercial customers (FY2024: 121,000+).

For management reporting purposes, we have organized our operations into the following reportable segments, based on the nature of the products and services provided:

●	Cartrack is a provider of an on-the-ground operational Internet of Things (“IoT”) Software-as-a-service (“SaaS”) cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

●	Karooooo Logistics provides a software application enabling the management of last mile B2B delivery and general operational logistics (Delivery-as-a-service or “DaaS”). This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

●

Carzuka operated as a physical and e-commerce vehicle buying and selling marketplace which allowed customers to source, buy and sell vehicles efficiently and cost effectively. In the third quarter of FY2024, despite the growth experienced by Carzuka in South Africa, we made the decision to cease buying second hand vehicles in South Africa. This followed considerable interaction with motor dealerships across South Africa during these periods, who perceived Carzuka’s business interests to conflict with their business interests and we did not want to risk the long-standing strategic relationships that Cartrack had forged with motor dealerships across South Africa.

There are many components within Carzuka’s platform that had been built and developed and will continue to provide value to the existing Cartrack fleet platform. With effect from financial year 2025, Carzuka has changed the focus of its operations such that the nature of the underlying services offered now aligns with Cartrack’s broader operations and has been integrated into that segment accordingly.

Since our founding, we have gained vast expertise and enhanced our business in the following areas:

●	Developing new software applications such as fleet management, mobile asset accounting, workforce management and video solutions;

●	Assisting diverse enterprise customers in digitally transforming their on-the-ground operations, including systems integrations, fleet administration, field worker management, video-based safety, risk mitigation, delivery management and ESG compliance and reporting;

●	Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

●	Expanding our sales and marketing focus to include commercial fleets of all sizes; and

●	Expanding our geographic footprint.

Our single user interface and fully integrated cloud-based SaaS platform runs on internally developed and cost-effective smart IoT devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discrete, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third-party technology providers are established to create incremental value to customers in the markets we serve.

We believe that maintaining financial discipline and prudent investment of capital provide a strong foundation for growth. In recent years, our business has demonstrated meaningful scale, consistent growth, strong profitability, robust cash generation, and a high level of capital efficiency. For the financial year ended February 28, 2025, we increased our subscribers to 2,302,236 (FY 2024: 1,971,532). For the financial year ended February 28, 2025, we generated subscription revenues of ZAR 4,068.2 million compared to subscription revenues of ZAR 3,535.8 million for the financial year ended February 29, 2024, reflecting year-over-year growth of 15%.

Karooooo’s profit for the year was ZAR 937.1 million and ZAR 754.2 million, for the financial years ended February 28, 2025 and February 29, 2024, respectively, reflecting a year-over-year increase of 24%. This result includes Carzuka’s operating losses of ZAR 52.9 million in FY 2024. Effective from the first quarter of FY 2025, Carzuka has been fully integrated to support Cartrack operations, with the final on-hand vehicle sold off in Q1 2025.

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year was ZAR 1,973.5 million and ZAR 1,690.6 million for the financial year ended February 28, 2025 and February 29, 2024, respectively, reflecting year-over-year growth of 17%.

Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth, territorial expansion and Karooooo Logistics. For the financial years ended February 28, 2025 and February 29, 2024, respectively, Karooooo generated net cash from operating activities of ZAR 1,933.3 million and ZAR 955.0 million, reflecting a year-over-year increase of 102%. As at February 29, 2024, Karooooo placed ZAR 485.7 million of its cash from operating activities in bank fixed deposits which matured in June and July 2024 that were classified as other receivables.

These results were achieved notwithstanding the Group’s strategic investment in product innovation, geographical expansion, brand building and customer acquisition for long-term, sustainable growth.

The following table sets forth the segment revenue, operating profit, operating profit margin, adjusted EBITDA (a non-IFRS measure) and adjusted EBITDA margin (a non-IFRS measure) for the periods presented.

	Year Ended February 28/29
	Cartrack				Carzuka				Karooooo Logistics				Karooooo Consolidated
	2025	2025	2024	Y-o-Y %	2025	2025	2024	Y-o-Y %	2025	2025	2024	Y-o-Y %	2025	2025	2024	Y-o-Y %
	(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)

Subscription revenue	218,018	4,055,394	3,522,816	15%	-	-	-	-	687	12,783	12,989	2%	218,705	4,068,177	3,535,805	15%
Other revenue	4,818	89,618	90,879	(1)%	-	-	-	-	-	-	-	-	4,818	89,618	90,879	(1)%
Vehicle sales	113	2,099	-	-	-	-	274,787	(100)%	-	-	-	-	113	2,099	274,787	(99)%
Delivery service	-	-	-	-	-	-	-		21,911	407,565	304,040	34%	21,911	407,565	304,040	34%
Total revenue	222,949	4,147,111	3,613,695	15%	-	-	274,787	(100)%	22,598	420,348	317,029	33%	245,547	4,567,459	4,205,511	9%
Cost of revenue	(57,991)	(1,078,699)	(1,024,950)	5%	-	-	(272,289)	(100)%	(15,360)	(285,708)	(217,435)	31%	(73,351)	(1,364,407)	(1,514,674)	(10)%
Gross profit	164,958	3,068,412	2,588,745	19%	-	-	2,498	(100)%	7,238	134,640	99,594	35%	172,196	3,203,052	2,690,837	19%
Gross profit margin		74%	72%				1%			32%	31%			70%	64%
Operating profit/(loss)	68,435	1,272,980	1,069,313	19%	-	-	(52,907)	(100)%	2,116	39,353	26,096	51%	70,551	1,312,333	1,042,502	26%
Operating profit/ (loss) margin		31%	30%				(19)%			9%	8%			29%	25%
Adjusted EBITDA (a non-IFRS measure)(2)	103,794	1,930,688	1,709,732	13%	-	-	(47,521)	(100)%	2,299	42,772	28,433	50%	106,093	1,973,460	1,690,644	17%
Adjusted EBITDA margin (a non-IFRS measure)(2)		47%	47%				(17)%			10%	9%			43%	40%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income plus finance costs, fair value changes to derivative assets, taxation, depreciation and amortization, impairment of goodwill, and offering costs, less gain on disposal of subsidiaries. A reconciliation from segment operating profit to segment adjusted EBITDA is presented below. We define Adjusted EBITDA margin, a non-IFRS measure, as Adjusted EBITDA (a non-IFRS measure) divided by revenue.

Reconciliation of segment operating profit to segment adjusted EBITDA (a non-IFRS measure)

	Year ended February 28, 2025
	Cartrack	Carzuka	Karooooo Logistics	Karooooo Consolidated
	(in R thousands)

Segment operating profit/(loss)	1,272,980	—	39,353	1,312,333
Depreciation and amortization	659,140	—	3,419	662,559
Gain on disposal of subsidiaries	(1,432)	—	—	(1,432)
Adjusted EBITDA (a non-IFRS measure)	1,930,688	—	42,772	1,973,460

	Year ended February 29, 2024
	Cartrack	Carzuka	Karooooo Logistics	Karooooo Consolidated
	(in R thousands)

Segment operating profit/(loss)	1,069,313	(52,907)	26,096	1,042,502
Depreciation and amortization	640,419	5,386	2,337	648,142
Adjusted EBITDA (a non-IFRS measure)	1,709,732	(47,521)	28,433	1,690,644

We define Segment adjusted EBITDA, a non-IFRS measure, as the adjusted EBITDA (definition noted above) allocated to the identified segments.

We define Segment adjusted EBITDA margin, a non-IFRS measure, as the adjusted EBITDA margin (definition noted above) allocated to the identified segments.

Factors Affecting Our Results of Operations

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this annual report titled “Risk Factors.”

Subscriber Growth

We derive substantially all of our revenue from subscriptions to our SaaS platform. Our growth strategy is centred on increasing subscription revenue through the acquisition of new subscribers and the retention and expansion of existing subscriber relationships. We aim to drive this growth by continuously enhancing our platform with innovative features and offering value-added services that support customer adoption, engagement, and long-term retention.

We measure our success by our net subscriber base growth. We calculate net subscriber growth as the difference between gross subscriber additions and gross subscriber churn over a given period.

Customer Growth and Customer Retention

We rely on our proprietary internal systems and processes as well as our own sales teams to drive customer growth and minimize third-party risks in acquiring customers. Customer growth is a key driver of subscriber growth (mobile assets under subscription contracts).

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

We seek to capitalize on growth opportunities in numerous regional markets, with subscribers currently located in more than 20 countries worldwide. In addition to driving subscription revenue growth, we believe that our presence across multiple geographic markets and our exposure to multiple industry sectors mitigates risk during periods of changing economic conditions.

Foreign Currency Fluctuations

We conduct business in multiple countries and currencies, and as a result, the Group is exposed to currency risk to the extent that sales, purchases, and borrowings of the foreign operations are denominated in a currency other than the respective functional currencies of Group companies (comprising the company and its subsidiaries). The functional currencies of Group companies are primarily the ZAR, USD, Euro (EUR), Thai baht (THB), the Singapore dollar (SGD) and Polish zloty (PLN).

(Refer to the Risk Factors note on foreign currencies on page 23 and Note 29.2 (c) on Currency Risk on page F-47)

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

Number of Subscribers and Subscription Revenue

We have a strong track record of increasing our subscriber base through growth in customers owing to of our proprietary platform with next-generation functionality and software features, a sales-centric culture and our competitive pricing. We believe that our ability to attract a range of new customers and increase our subscriber base is key to our business model.

We define our number of subscribers at the end of any particular period as the total number of connected vehicles and equipment using our platform at the end of such period. As at financial years ended February 28, 2025, and February 29, 2024, Cartrack had 2,302,236 and 1,971,532 subscribers, respectively, which represents net subscriber growth of 330,704 or a 17% increase from period to period.

As at February 29, 2024, and February 28, 2023, Cartrack had 1,971,532 and 1,717,077 subscribers, respectively, which represents net subscriber growth of 254,455 or a 15% increase from period to period.

	As at February 28/29			Y-o-Y %
	2025	2024	2023 (2)	2025	2024

Subscribers (as at end of period)	2,302,236	1,971,532	1,717,077	17%	15%

Subscription revenue is a key metric we use to evaluate our business as we derive substantially all our revenue from Cartrack’s sale of subscriptions to its next-generation SaaS cloud platform.

For the financial years ended February 28, 2025, February 29, 2024 and February 28, 2023, Karooooo’s subscription revenue was ZAR 4,068.2 million, ZAR 3,535.8 million and ZAR 3,010.0 million, respectively, which represents a 15% and 17% increase, respectively, compared to the prior period, as a result of resilient subscriber growth.

Cartrack’s subscription revenue increased 15% to ZAR 4,055.3 million for the financial year ended February 28, 2025, as compared to ZAR 3,522.8 million for the financial year ended February 29, 2024 driven by subscriber growth. The number of Cartrack’s subscribers on our platform directly drives our subscription revenue, which comprised 98% of Cartrack’s total revenue for the financial year ended February 28, 2025.

	Year ended February 28/29				Y-o-Y %
	2025	2025	2024	2023 (2)	2025	2024
	(U.S.$ thousands (1))	(in R thousands)

Karooooo’s Subscription Revenue	218,705	4,068,177	3,535,805	3,010,072	15%	17%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 28, 2023 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2024, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

Our calculation of SaaS ARR may differ from similarly titled metrics presented by other companies. The following table shows Cartrack’s SaaS ARR for each of the periods presented calculated using subscription revenue for the last month in each period:

	As at February 28/29				Y-o-Y %
	2025	2025	2024	2023 (2)	2025	2024
	(U.S.$ thousands (1))	(in R thousands)

SaaS Annualized Recurring Revenue (a non-IFRS measure)	235,680	4,383,935	3,769,381	3,235,202	16%	17%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 28, 2023 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2024, under the section titled “Item 5. Operating and Financial Review and Prospects.”

For the financial years ended February 28, 2025 and February 29, 2024, SaaS ARR was ZAR 4,383.9 million and ZAR 3,769.4 million, respectively, which represents a 16% increase. We believe that SaaS ARR growth reflects the underlying momentum in our business.

For the financial years ended February 29, 2024 and February 28, 2023, SaaS ARR was ZAR 3,769.4 million and ZAR 3,235.2 million, respectively, which represents a 17% increase from period to period, as a result of strong subscriber growth offset by a 3% increase in ARPU due to adverse currency fluctuations.

Average Revenue Per Subscriber (“ARPU”) (a non-IFRS measure)

ARPU measures the monetization of our platform and is an indicator of pricing efficiency, competitiveness and market positioning. ARPU is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter. The result is then divided by three to reflect monthly ARPU. On an annual basis, Cartrack’s ARPU is calculated as the average of the four quarterly ARPUs in that year. Cartrack’s ARPU has been fairly consistent since inception. Given our economies of scale and vertically integrated business model, the monthly ARPU of approximately ZAR 158.

The following table shows our historical ARPU for each of the periods presented:

	As at February 28/29				Y-o-Y %
	2025	2025	2024	2023 (2)	2025	2024
	(U.S.$(1))	(in R’s)

Average Revenue Per Subscribers (a non-IFRS measure)	9	158	160	155	(1)%	3%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 28, 2023 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2024, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, fair value changes to derivative assets, taxation, depreciation and amortization, impairment of goodwill, and offering costs, less gain on disposal of subsidiaries.

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

	Year ended February 28/29				Y-o-Y %
	2025	2025	2024	2023(3)	2025	2024
	(U.S.$ thousands(1))	(in R thousands)
Profit for the year	50,379	937,110	754,156	608,806	24%	24%
Less: Finance income	(2,374)	(44,167)	(39,418)	(23,255)	12%	70%
Add: Finance costs	2,735	50,866	15,822	10,095	221%	57%
Add: Fair value changes to derivative assets	—	—	388	971	(100)%	(60)%
Add: Taxation	16,655	309,811	311,554	285,298	(1)%	9%
Add: Depreciation of property, plant and equipment and amortization of intangible assets	35,619	662,559	648,142	544,931	2%	19%
Add: Impairment of goodwill	2,344	43,600	—	—	100%	—
Add: Offering costs	812	15,113	—	—	—	—
Less: Gain on disposal of subsidiaries	(77)	(1,432)	—	—	—	—
Adjusted EBITDA (a non-IFRS measure)	106,093	1,973,460	1,690,644	1,426,846	17%	18%
Profit Margin		21%	18%	17%
Adjusted EBITDA Margin(2) (a non-IFRS measure)		43%	40%	41%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We define Adjusted EBITDA margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue.
(3)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 28, 2023 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2024, under the section titled “Item 5. Operating and Financial Review and Prospects.”

For the financial years ended February 28, 2025 and February 29, 2024, Karooooo’s Adjusted EBITDA was ZAR 1,973.5 million and ZAR 1,690.6 million, respectively, which represents an 17% increase. This result includes Carzuka’s losses of ZAR 43.3 million incurred in FY 2024. Cartrack has had a strong track record of profitability while it grows at scale. Karooooo Logistics is contributing positively to Karooooo’s Adjusted EBITDA while we continue to invest in the Karooooo Logistics business to drive scale.

For the financial years ended February 29, 2024 and February 28, 2023, Karooooo’s Adjusted EBITDA was ZAR 1,690.6 million and ZAR 1,426.8 million, respectively, which represents an 19% increase compared to the prior period, primarily due to Cartrack’s consistent profitability as a result of robust subscriber and subscription revenue growth offset by investment for growth. This result includes Carzuka’s losses incurred in the periods.

Free Cash Flow or Adjusted Free Cash Flow (a non-IFRS measure)

In addition to our results determined in accordance with IFRS, we believe Free Cash Flow or Adjusted Free Cash Flow, which are non-IFRS measures, are useful in evaluating our operating performance. Free cash flow is a non-IFRS financial measure that we calculate as net cash generated from operating activities less purchases of property, plant and equipment. Adjusted Free Cash Flow is a non-IFRS financial measure that adjusts Free Cash Flow to exclude the effect of the fixed deposits with maturity dates exceeding three months that were classified under trade and other receivables.

We believe that Free Cash Flow and Adjusted Free Cash Flow are useful indicators of liquidity and the ability of the Group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business and strengthening our financial position.

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

Management therefore takes such factors into account in addition to Free Cash Flow when determining the resources available for acquisitions and for distribution to shareholders. Investors are encouraged to review the related IFRS financial measure and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures, and not to rely on any single financial measure to evaluate our business.

	Year ended February 28/29				Y-o-Y %
	2025	2025	2024	2023 (2)	2025	2024
	(U.S.$ thousands (1))	(in R thousands)
Net cash generated from operating activities	103,934	1,933,295	955,040	1,126,663	102%	(15)%
Less: purchase of property, plant and equipment	(54,963)	(1,022,371)	(876,354)	(579,656)	17%	51%
Free cash flow (a non-IFRS measure)	48,971	910,924	78,686	547,007	1058%	(86)%
Fixed deposits with maturity dates exceeding three months	(26,110)	(485,681)	485,681	—
Adjusted Free cash flow (a non-IFRS measure)	22,861	425,243	564,367	547,007	(25)%	3%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 28, 2023 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2024, under the section titled “Item 5. Operating and Financial Review and Prospects.”

For the financial years ended February 28, 2025 and February 29, 2024, Karooooo’s Free Cash Flow was ZAR 910.9 million and ZAR 78.7 million, respectively. As at February 29, 2024, included in the other receivables were fixed deposits of ZAR 485.7 million which matured in June and July 2024. Excluding the effect of these bank fixed deposits as at financial years ended February 28, 2025 and February 29, 2024, Adjusted Free Cash Flow (a non-IFRS measure) for the financial year ended February 28, 2025 would have been ZAR 425.2 million, a decrease of ZAR 139.1 million or 25%.

As Cartrack accelerates customer acquisition, we made significant investment of ZAR 818.5 million for in-vehicle IoT devices and ZAR 73.6 million for future use. Prepayments amounting to ZAR 24.8 million were made to purchase IoT components. The investment in IoT equipment for current and future growth contributed to the decrease in Free Cash Flow. The Free Cash Flow (a non-IFRS measure) generated is in line with Karooooo’s disciplined capital allocation strategy and support the Group’s growth objectives.

Components of Our Results of Operations Revenue

Revenue

Our revenue is substantially derived from the provision of mobility data analytics solutions on a subscription-based model typically under monthly SaaS subscription contracts. Our revenue is driven primarily by the number of assets subscribed to our SaaS platform and the price per asset under these subscription contracts. Hardware sales, including sales to our licensees, and installation revenue and royalties we receive from our licensees, make up a minimal component of total revenue. Our initial per subscriber (or mobile asset) contract terms are generally 36 months with automatic monthly renewals thereafter and may not be cancelled without penalty prior to the completion of the initial term. The expected life cycle of our subscription contracts is over 60 months. In some instances we charge our customers for a ratable portion of the contract on a periodic basis, generally in advance on a monthly basis, and in certain regions we apply annual escalations to the contract pricing. Customers may prepay all or part of their contractual obligations for the full initial contract term. Our revenue also includes Delivery-as-a-service (“DaaS”) revenue generated from last-mile delivery services, including subscription-based revenue associated with these delivery services. Prior to FY 2025, our revenue also included revenue from selling second-hand vehicles via the Carzuka platform.

Cost of Revenue

Cost of revenue consists primarily of costs related to the depreciation and amortization of capitalized subscriber acquisition costs, which includes the telematics device, the cost of the installation and direct commissions paid to our sales staff. Other components of cost of revenue include non-capitalized automotive technician costs, machine to machine (“M2M”) network communications costs and the costs of delivering safety and asset recovery services to our customers, including such costs incurred by our licensees. We capitalize the cost of installed telematics devices and direct sales commissions and depreciate these costs over the expected useful life of the subscriber, which is currently over 60 months. We pay commissions to our sales teams only once a telematics device is installed and activated. If a customer subscription agreement is cancelled prior to the end of the expected useful life of the subscriber, the depreciation period is accelerated, resulting in the carrying capitalized value being expensed in the then-current period. If an installed telematics device requires replacement for defect, the cost is taken as an expense in the replacement period. Less significant cost of revenue items includes expenditures incurred in connection with an asset recovery warranty program (offered by a third-party service provider), which is determined based on historical loss data observed over a period of at least the past five years, and mapping costs. Our cost of revenue is generally driven by the number of assets under subscription and solutions provided. We expect the cost of revenue in absolute terms to increase with subscriber growth. Cost of revenue also includes cost of last-mile delivery services, and, prior to FY 2025, also included the cost of vehicles bought for and sold via the Carzuka platform.

Other Income

Other income substantially consists of the government grants and gain on sale of property, plant and equipment and other less significant items.

Operating Expenses

Other operating expenses consist of sales and marketing, research and development, general and administration and expected credit losses on financial assets.

Sales and Marketing

Sales and marketing expenses consist primarily of wages and benefits for sales and marketing employees, and other marketing, advertising and promotional costs. Advertising costs consist primarily of pay-per-click advertising with search engines, social media advertising and other online advertising platforms, as well as the costs to create and produce these advertisements.

Our strategic investment in brand-building positions us well for growth. Sales and marketing expenses are expensed upfront, while the life time value of a customer is recognized over a prolonged period. Sales and marketing expenses may fluctuate as a percentage of subscription revenue and will continue to remain one of the largest components of our operating expenses.

General and Administration

General and administration expenses consist primarily of wages and benefits for administrative services, human resources, internal information technology support, executive, legal, finance and accounting employees; professional fees; expenses for business application software licenses; non-income related taxes; other corporate expenses, such as insurance and general office related expenses, such as rent and utilities.

In addition to the above, general and administration expenses consist of depreciation relating to other property, plant and equipment, excluding those related to subscriber acquisition costs, which are included in cost of revenue, and the amortization of intangible assets relating to purchased computer software infrastructure.

We expect that general and administration expenses will increase as we continue to scale. However, our long-term target is to reduce general and administration expenses as a percentage of subscription revenue.

Research and Development

Research and development expenses consist of wages and benefits for hardware engineers, product management and software development employees, technology experimental costs and the amortization of intangible assets relating to capitalized development costs. We have focused our research and development efforts on expanding and developing new offerings, improving customer experience and functionality and scalability of our platform. The majority of our research and development employees are located in Singapore, South Africa and Portugal. Research and development costs that qualify for capitalization, such as costs related to new generation smart devices and new stacks for our platform, are capitalized and amortized over 3 years.

We expect research and development expenses to increase, at a similar rate as subscription revenue growth.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets consist of bad debts expensed, the movement on the expected credit loss provision and any reversals.

Offering costs

Costs relating directly to the proposed secondary public offering, which was announced on July 24, 2024 and cancelled on July 26, 2024.

Finance Income

Finance income consists of interest earned on positive bank balances.

Finance Costs

Finance costs consist of interest paid on bank overdraft facilities, interest-bearing loans and lease obligations.

Taxation

Taxation consists primarily of current and deferred income tax and a minimal component of withholding tax.

Non-Controlling Interest

Profit attributable to non-controlling interest, which represents the share of profit belonging to holders of equity in Karooooo’s subsidiaries that are not wholly owned by the parent company.

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Year ended February 28/29				Y-o-Y %
	2025	2025	2024	2023 (3)	2025	2024
Consolidated Statement of Profit and Loss	(U.S.$ thousands(1))	(in R thousands)

Revenue	245,547	4,567,459	4,205,511	3,507,067	9%	20%
Cost of revenue	(73,351)	(1,364,407)	(1,514,674)	(1,234,672)	(10)%	23%
Gross profit	172,196	3,203,052	2,690,837	2,272,395	19%	18%
Other income	557	10,369	11,831	9,828	(12)%	20%
Operating expenses	(102,202)	(1,901,088)	(1,660,166)	(1,400,308)	15%	19%
Sales and marketing	(33,050)	(614,765)	(500,903)	(431,140)	23%	16%
General and administration	(50,794)	(944,833)	(837,606)	(704,603)	13%	19%
Research and development	(12,200)	(226,935)	(212,235)	(177,024)	7%	20%
Expected credit losses on financial assets	(6,158)	(114,555)	(109,422)	(87,541)	5%	25%
Operating profit	70,551	1,312,333	1,042,502	881,915	26%	18%
Offering costs	(812)	(15,113)	—	—	—	—
Finance income	2,374	44,167	39,418	23,255	12%	70%
Finance costs	(2,735)	(50,866)	(15,822)	(10,095)	221%	57%
Fair value changes to derivative assets	—	—	(388)	(971)	(100)%	(60)%
Impairment of goodwill	(2,344)	(43,600)	—	—	100%	—
Profit before taxation	67,034	1,246,921	1,065,710	894,104	17%	19%
Taxation	(16,655)	(309,811)	(311,554)	(285,298)	(1)%	9%
Profit for the year	50,379	937,110	754,156	608,806	24%	24%

Profit attributable to:
Owners of the parent	49,515	921,031	738,191	597,153	25%	24%
Non-controlling interest	864	16,079	15,965	11,653	1%	37%
	50,379	937,110	754,156	608,806	24%	24%

Earnings per share
Basic and diluted earnings per share (US$’s & R’s)	1.60	29.81	23.85	19.29	25%	24%

Adjusted earnings per share (a non-IFRS measure)
Adjusted basic and diluted earnings per share (a non-IFRS measure) (2) (US$’s & R’s)	1.70	31.67	23.85	19.29	33%	24%

	Year ended February 28/29
	2025	2025	2024	2023 (3)
	(U.S.$
	thousands(1))	(in R thousands)

Reconciliation of basic and diluted earnings and adjusted earnings per share (a non-IFRS measure)

Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	49,515	921,031	738,191	597,153
Adjust for:
Offering costs	812	15,113	—	—
Impairment of goodwill	2,344	43,600	—	—
Gain on disposal of subsidiaries	(77)	(1,432)	—	—
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	52,594	978,312	738,191	597,153

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,895	30,895	30,948	30,951

Basic and diluted earnings per share	1.60	29.81	23.85	19.29
Adjusted basic and diluted earnings per share (a non-IFRS measure) (2)	1.70	31.67	23.85	19.29

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Adjusted earnings per share, a non-IFRS measure, is defined as earnings per share in accordance with IFRS excluding the impact of offering costs, impairment of goodwill and gain on disposal of subsidiaries. In addition to our results determined in accordance with IFRS, we believe, Adjusted earnings per share, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted earnings per share in our operational and financial decision-making and believe Adjusted earnings per share is useful to investors because similar measures are frequently used by securities analysts, investors, rating agencies and other interested parties to evaluate our competitors and to measure profitability. A reconciliation from earnings per share to Adjusted earnings per share, a non-IFRS measure, is presented.
(3)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because the disclosure as at and for the financial year ended February 28, 2023 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2024, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Comparison of Results for the Year Ended February 28, 2025 and February 29, 2024

Revenue

Excluding Carzuka, Karooooo’s total revenue increased 16% to ZAR 4,567.4 million. For the financial year ended February 29, 2024, Carzuka generated ZAR 274.8 million in revenue.

Cartrack’s subscription revenue increased by ZAR 532.5 million, or 15%, to ZAR 4,055.4 million for the financial year ended February 28, 2025 from ZAR 3,522.8 million for the financial year ended February 29, 2024. Subscription revenue growth was driven primarily by subscriber growth. Cartrack’s net subscriber growth increased 30% to 330,704 for the financial year ended February 28, 2025 from 254,455 for the financial year ended February 29, 2024.

Karooooo Logistics’s revenue increased 33% to ZAR 420.3 million (2024: ZAR 317.0 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) through selected third-party sourced drivers and logistics companies, and charges per delivery. The business model is highly scalable and is delivering attractive growth.

Cost of Revenue

Excluding Carzuka, Karooooo’s cost of revenue decreased ZAR 122.0 million, or 10%, for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024. For the financial year ended February 29, 2024, Carzuka’s cost of revenue were ZAR 272.2 million.

Cartrack’s cost of revenue increased by ZAR 53.7 million or 5% and Karooooo Logistics’s increased cost of revenue of ZAR 68.3 million or 31% for the financial year ended February 28, 2025 is in line with the increase in revenue.

Other Income

Other income decreased ZAR 1.5 million, or 12%, for the financial year ended February 28, 2025 compared to the financial year ended February 29, 2024. Other income consists of the government grants and gain on disposal of property, plant and equipment.

Operating Expenses

Operating expenses increased ZAR 240.9 million, or 15%, for the financial year ended February 28, 2025 compared to the financial year ended February 29, 2024. Cartrack’s operating expenses increased ZAR 274.8 million, or 18%, for the financial year ended February 28, 2025 as compared to the financial year ended February 29, 2024 driven primarily by a ZAR 54.9 million increase in marketing expenses and a ZAR 160.4 million increase in salary expenses, given Cartrack’s continued preparation for future growth. Karooooo Logistics’s operating expenses increased by 30% to ZAR 95.3 million incurred for the financial year ended February 28, 2025, compared to ZAR 73.4 million for the financial year ended February 29, 2024 as we continue to invest in brand building and infrastructure to support growth. For the financial year ended February 29, 2024, Carzuka’s operating expenses were ZAR 55.7 million.

The increase in operating expenses is set forth in more detail below:

Sales and Marketing

	Year ended February 28/29
	2025	2025	2024	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

Sales and marketing	(33,050)	(614,765)	(500,903)	23%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s sales and marketing operating expenses increased by ZAR 113.9 million or 23% for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024, primarily driven by Cartrack. The increase is offset by the cessation of Carzuka’s business of buying and selling vehicles and the integration of its platform into Cartrack’s broader operations. For the financial year ended February 29, 2024, Carzuka’s sales and marketing operating expenses were ZAR 26.1 million.

Cartrack’s sales and marketing operating expenses increased 30% to ZAR 613.1 million for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024 with a significant recruitment drive focused mainly on sales and customer experience. We expect our investment in sales and marketing to support ongoing and future customer acquisition. Sales and marketing basic salaries are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. This component increased ZAR 77.9 million, or 24%, for the financial year ended February 28, 2025.

Investment in sales and marketing expenditure which will generally take approximately 6 months to translate into customer acquisition. We believe that the continued and strategic investment in enhancing our vertically integrated sales and marketing capabilities to leverage our go-to-market strategy drives customer acquisition and places us well for long term growth and margin expansion. Our customer lifetime value (LTV) to customer acquisition costs (“CAC”) ratio, a non-IFRS measure, continues to exceed 9 times and underpins our disciplined approach to growth and customer acquisition.

Karooooo Logistics’s sales and marketing operating expenses were ZAR 1.6 million for the financial year ended February 28, 2025, compared to ZAR 1.5 million for the financial year ended February 29, 2024.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC) (a non-IFRS measure)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR (a non-IFRS measure) and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. See “Key Business Metrics—Annualized Recurring Revenue (“SaaS ARR”) (a non-IFRS measure).” We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

General and Administration

	Year ended February 28/29
	2025	2025	2024	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

General and administration	(50,794)	(944,833)	(837,606)	13%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s general and administration operating expenses increased by 13% to ZAR 944.8 million for the financial year ended February 28, 2025 from ZAR 837.6 million for the financial year ended February 29, 2024. The increase of ZAR 107.0 million was primarily driven by increases in Cartrack’s general and administration operating expenses by 15% to ZAR 862.6 million as a result of our investment in infrastructure to support our growth. Karooooo Logistics’ general and administration operating expenses were ZAR 82.2 million incurred for the financial year ended February 28, 2025, compared to ZAR 58.4 million incurred for the financial year ended February 29, 2024. Carzuka’s general and administration operating expenses were ZAR 27.6 million for the financial year ended February 29, 2024.

Research and Development

	Year ended February 28/29
	2025	2025	2024	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

Research and Development	(12,200)	(226,935)	(212,235)	7%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s research and development operating expenses increased by ZAR 14.7 million or 7% for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024, primarily due to an increase in Cartrack’s research and development operating expenses by ZAR 18.1 million, or 9%, as we continued our investment in innovation to improve and expand the capabilities of our Operations Cloud and internal management system. Karooooo Logistics’s research and development operating expenses were ZAR 11.5 million incurred in the financial year ended February 28, 2025 as compared to ZAR 12.9 million incurred in financial year ended February 29, 2024. For the financial year ended February 29, 2024, Carzuka’s research and development operating expenses were ZAR 2.0 million.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets increased ZAR 5.1 million, or 5%, for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024. The method in providing for expected credit losses is consistent with prior years.

Finance Income

Finance income increased ZAR 4.8 million, or 12%, for the financial year ended February 28, 2025 compared to the financial year ended February 29, 2024. This was primarily driven by higher interest earned on positive bank balances during the year.

Finance Costs

Finance costs increased ZAR 35.0 million, or 221%, for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024. This was primarily due to interest incurred for an overdraft facility utilised for working capital purposes and a term loan obtained to finance the construction of the South Africa central office in Johannesburg, South Africa.

Taxation

Our total effective tax rate for the financial year ended February 28, 2025 was 24.8%, which decreased from 29.2% for the financial year ended February 29, 2024. This was primarily due to the recognition of past tax losses by now-profitable entities and temporary differences between tax and accounting profits across the Group entities.

There is no dividends tax in Singapore.

See Note 23 to the accompanying consolidated financial statements included elsewhere in this annual report for a detailed reconciliation of the tax expense.

Non-Controlling Interest

Profit attributable to non-controlling interest, which represents the share of profit accruing to holders of equity in Karooooo’s subsidiaries that are not wholly owned by the parent company, increased by ZAR 0.1 million, or less than 1%, for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024.

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (“CEO”), who makes strategic decisions for the Group.

The Group organized its business units based on its products and services into the following reportable segments:

●	Cartrack is a provider of an on-the-ground operational Internet of Things (“IoT”) Software-as-a-service (“SaaS”) cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

●	Karooooo Logistics provides a software application enabling the management of last mile delivery and general operational logistics (Delivery-as-a-service or “Daas”). This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

●	Carzuka operated as a physical and e-commerce vehicle buying and selling marketplace which allowed customers to source, buy and sell vehicles efficiently and cost effectively. In Quarter 3 of FY2024, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This followed considerable interaction with motor dealerships across South Africa who perceived Carzuka’s business interests to conflict with their business interests, and Cartrack did not want to risk the long-standing strategic relationships that Cartrack forged with them. There are many components within Carzuka’s platform that had been built and developed that will continue to provide value to the existing Cartrack fleet platform. With effect from financial year 2025, Carzuka has changed the focus of its operations such that the nature of the underlying services offered now aligns with Cartrack’s broader operations and has been integrated into that segment accordingly.

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

	Cartrack
	Year ended February 28/29
	Subscriber			Subscription Revenue				Total Revenue
	2025	2024	Y-o-Y %	2025	2025	2024	Y-o-Y %	2025	2025	2024	Y-o-Y %
	(in Units)			(U.S.$ thousands(1))	(in R thousands)			(U.S.$ thousands(1))	(in R thousands)
South Africa	1,736,542	1,492,781	16%	155,905	2,900,018	2,532,308	15%	158,297	2,944,506	2,580,035	14%
Africa-Other	90,974	81,765	11%	6,994	130,105	128,182	2%	7,731	143,803	144,020	0%
Europe	200,774	166,845	20%	20,847	387,777	337,121	15%	21,461	399,209	347,628	15%
Asia-Pacific, Middle East & USA	273,946	230,141	19%	34,272	637,494	525,204	21%	35,460	659,593	542,012	22%
Total	2,302,236	1,971,532	17%	218,018	4,055,394	3,522,815	15%	222,949	4,147,111	3,613,695	15%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

South Africa

We leveraged our strong market position and well-established national distribution network to deliver strong subscriber growth during the financial year, contributing to Karooooo’s robust financial performance. Revenue for South Africa increased ZAR 364.5 million, or 14%, for the financial year ended February 28, 2025 driven by a 15% increase in subscription revenue of ZAR 367.7 million as a result of strong net subscriber growth of 16% or 243,761 subscribers.

Africa-Other

This region remains a positive cash generator and is strategic to our South African operations. The number of subscribers increased by 11% to 90,974 as at financial year ended February 28, 2025 (2024: 81,765), translating to growth in subscription revenue by ZAR 1.9 million or 2%.

Europe

European revenue increased ZAR 51.6 million, or 15%, for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024, primarily driven by subscriber growth of 20% to 200,774 subscribers. We accelerated our organic subscriber growth by expanding our customer base and increasing subscription sales to existing customers in the region.

Asia-Pacific, Middle East and USA

Revenue for Asia-Pacific, Middle East and USA increased ZAR 117.6 million, or 22%, for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024. Subscription revenue growth was driven by the number of subscribers in this region increasing 19% to 273,946 subscribers as at February 28, 2025. As the second largest contributor to the Group, we view Southeast Asia as the Group’s most compelling growth opportunity in the medium to long term.

We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because the disclosure as at and for the financial year ended February 28, 2023 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2024, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

Details of amendment	Annual periods beginning on/after
Amendments to IAS 21: Lack of Exchangeability	January 1, 2025
IFRS 7 and IFRS 9: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 28 and IFRS 10: Sale or Contribution of Assets between an Investors and its Associate or Joint Venture	To be determined

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

Our principal sources of liquidity are our cash generated from operations, cash and cash equivalents as well as borrowings available under our loan and funding facilities. Cash and cash equivalents consist primarily of cash or deposit with banks. As at February 28, 2025, our cash and cash equivalents totaled ZAR 1,042.9 million.

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

	Year ended February 28/29				Y-o-Y %
	2025	2025	2024	2023(2)	2025	2024
	(U.S.$ thousands (1))	(in R thousands)

Net cash generated from operating activities	103,934	1,933,295	955,040	1,126,663	102%	(15)%
Net cash utilized by investing activities	(57,917)	(1,077,335)	(932,187)	(622,210)	16%	50%
Net cash utilized by financing activities	(23,830)	(443,260)	(592,954)	(420,026)	(25)%	41%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because the disclosure as at and for the financial year ended February 28, 2023 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 13, 2024, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Operating Activities

Strong net cash generated from operating activities is an important factor in supporting our robust business model, and is an indication of our ability to provide the capital necessary to invest in subscriber growth and territorial expansion.

Net cash generated from operating activities increased ZAR 978.3 million, or 102%, for the financial year ended February 28, 2025 compared to financial year ended February 29, 2024. Cash generated from operations before working capital changes increased by ZAR 287.7 million.

As at February 29, 2024, included in other receivables were fixed deposits placed with a licensed bank amounting to ZAR 485.7 million that matured in June and July 2024. As a result of these fixed deposits, net cash generated from operating activities for the financial year ended February 28, 2025 were ZAR 1,933.3 million, primarily driven by strong subscription revenue growth and improved earnings, partially offset by working capital utilization to support business growth and higher financial costs related to term loans and bank overdrafts.

Investing Activities

Net cash utilized by investing activities increased ZAR 145.1 million, or 16%, for the financial year ended February 28, 2025 compared to the prior period. The increase was primarily driven by ZAR 242.6 million increased in investment capitalized in-vehicle telematic devices and IoT devices held for future use for planned subscribers’ growth. The increased, was partially offset by a decrease in capital expenditure due to the completion of construction of the South African Central Office during the year.

Financing Activities

Net cash utilized by financing activities decreased ZAR 149.7 million for the financial year ended February 28, 2025 compared to the prior period. This was primarily due to payment of dividends of ZAR 612.4 million, partially offset by net proceeds from term loans of ZAR 266.2 million during the financial year. Net cash utilized by financing activities was also impacted by an increase in cash outflow of ZAR 77.6 million relating to lease liabilities repayment during the year.

Other Financial Assets

As at February 29, 2024, the Group derecognized a derivative – call option - relating to its acquisition of Karooooo Logistics, following an agreement by shareholders to cancel the call option. The call option was derecognized in the profit or loss. There were no such derivatives as at February 28, 2025.

Loan and Funding Facilities

Mortgage bond

A mortgage bond of ZAR 65 million is registered in favor of First Rand Bank Limited over the remaining extent of Erf 160, Rosebank and Portion 6 of Erf 161, Rosebank, registered in the name of Purple Rain Properties No 444 Proprietary Limited (“Purple Rain”). Cartrack Proprietary Limited has signed a limited suretyship of ZAR 60 million for the mortgage bond. Interest levied by First Rand Bank Limited is at a rate of prime less 1.15% and repayable in equal monthly installments over a period of 60 months. The final repayment date is December 01, 2025. Covenants are reviewed annually unless loan instalments are not met timeously. From the inception date to the date of this report, Purple Rain has not breached the Loan-to-Value (“LTV”) covenant of percentage and Minimum Debt Service Coverage Ratio (“DSCR”) of 1.2x.

Term loan

In September 2024, Cartrack Portugal, S.A., secured a EUR 2.0 million loan from Banco Comercial Português, S.A. The loan bears an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year period. There are no covenants relating to this loan.

In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250.0 million to Purple Rain Properties No.444 Proprietary Limited (the owner of the South Africa Central Office) for funding the construction of the building. Interest levied by the bank is at a rate of prime less 1.5% and will mature on December 21, 2025. No security has been provided for this loan arrangement. The financial conditions under the loan agreement include the Loan to Value Ratio shall not exceed 60% from the period commencing on June 21, 2024 (the First Utilisation Date) until the first anniversary of the First Utilisation Date and 55% during the next calendar period of 12 months. The Interest Coverage Ratio shall not be less than 1.45 times for the period from the First Utilisation Date until the first anniversary of the First Utilisation Date and 1.71 times in the following period of 12 months. As at the date of this report, the financial conditions have been met.

Bank overdraft and overdraft facility

In March 2020, Cartrack Proprietary Limited entered into an unsecured short-term overdraft and other facilities with Capitec Bank Limited, previously Mercantile Bank (“Capitec Bank”), pursuant to a Short-Term Facility Letter, as amended and supplemented from time to time (the “Overdraft Facility”). Pursuant to the most recent Addendum to the Short-Term Facility Letter, dated April 18, 2024, the Overdraft Facility was increased to ZAR 300.0 million. Amounts due under the Overdraft Facility bear interest at Capitec Bank’s prime lending rate, which as at the date of this annual report was 10.75%. Subject to completion of documentation, Capitec Bank has approved the extension of the expiry date to March 31, 2026.

As at February 28, 2025, ZAR 205.3 million (2024: ZAR 23.4 million) of the facility had been utilized.

Term loan facility

In February 2021, Cartrack Proprietary Limited entered a funding facility (the “Facility”) of ZAR 925.0 million with The Standard Bank of South Africa Limited. The Facility consisted of an uncommitted term facility of ZAR 850.0 million and a committed term facility of ZAR 75.0 million. The Facility was terminated on February 26, 2024.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose and structured finance entities.

Contractual Obligations

The following table summarizes our contractual obligations as at February 28, 2025.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include contractual interest payments.

At February 28, 2025	Less than 1 year	2 years	3 years	4 years	>5 years	Total
	(in R thousands)

Term loans	306,556	6,355	6,355	6,289	16,414	341,969
Lease obligations	84,398	69,922	46,061	16,821	788	217,990
Trade and other payables	414,147	—	—	—	—	414,147
Loan from a related party	138	—	—	—	—	138
Bank overdraft	205,299	—	—	—	—	205,299

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

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

Quarterly Financial Information and Other Information

The following table sets forth our unaudited quarterly operational and financial information for each of the nine most recent quarters for the financial period ended February 28, 2025.We have prepared the unaudited quarterly operational and financial information on a consistent basis with the consolidated financial statements included elsewhere in this annual report. In the opinion of management, the unaudited quarterly operational and financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
Quarterly Subscriber Data	May 31, 2023	August 31, 2023	November 30, 2023	February 29, 2024	May 31, 2024	August 31, 2024	November 30, 2024	February 28, 2025
	(subscribers and percentage growth)
Subscribers (as at end of period)	1,757,452	1,832,708	1,908,192	1,971,532	2,047,442	2,136,610	2,223,227	2,302,236
Net subscriber growth for the three months	40,375	75,256	75,484	63,340	75,910	89,168	86,617	79,009
Growth against comparative prior year quarter	14%	15%	14%	15%	17%	17%	17%	17%

	Three Months Ended
Quarterly Financial Results Data	May 31, 2023	August 31, 2023	November 30, 2023	February 29, 2024	May 31, 2024	August 31, 2024	November 30, 2024	February 28, 2025
	(in R thousands)

Revenue	996,787	1,040,213	1,080,143	1,088,368	1,081,825	1,106,721	1,159,390	1,219,523
Subscription revenue	836,397	860,331	903,915	935,162	963,768	985,985	1,031,942	1,086,482
Hardware and installation revenue	16,527	21,914	15,731	18,264	16,203	15,253	16,859	18,213
Other revenue	2,670	4,029	2,880	8,864	3,169	7,103	5,044	7,774
Carzuka	81,563	84,673	70,463	38,088	2,099	—	—	—
Karooooo Logistics	59,630	69,266	87,154	87,990	96,586	98,380	105,545	107,054
Cost of revenue	(370,248)	(379,676)	(392,832)	(371,918)	(334,416)	(328,053)	(351,359)	(350,579)
Gross profit	626,539	660,537	687,311	716,450	747,409	778,668	808,031	868,944
Other income	2,328	4,939	1,537	3,027	1,682	4,284	3,408	995
Operating expenses	(404,493)	(418,290)	(414,142)	(423,243)	(449,344)	(480,754)	(486,264)	(484,726)
Sales and marketing	(124,705)	(127,890)	(124,978)	(123,330)	(140,248)	(156,898)	(156,981)	(160,638)
General and administration	(198,263)	(208,759)	(207,753)	(222,833)	(221,494)	(239,418)	(249,508)	(234,413)
Research and development	(49,651)	(56,035)	(53,657)	(52,892)	(57,609)	(54,109)	(57,447)	(57,770)
Expected credit losses on financial assets	(31,874)	(25,606)	(27,754)	(24,188)	(29,993)	(30,329)	(22,328)	(31,905)
Operating profit	224,374	247,186	274,706	296,234	299,747	302,198	325,175	385,213
Finance income	10,878	9,287	8,203	11,050	11,213	13,708	8,824	10,422
Finance costs	(2,174)	(2,982)	(4,250)	(6,416)	(5,634)	(11,826)	(16,784)	(16,622)
Fair value changes to derivative assets	—	—	—	(388)	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—	—	(43,600)
Offering costs	—	—	—	—	—	(15,470)	407	(50)
Profit before taxation	233,078	253,491	278,659	300,480	305,326	288,610	317,622	335,363
Taxation	(71,131)	(75,277)	(79,327)	(85,819)	(80,043)	(72,844)	(76,897)	(80,027)
Profit for the year	161,947	178,214	199,332	214,661	225,283	215,766	240,725	255,336

Profit attributable to:
Owners of the parent	157,481	173,678	196,338	210,692	221,584	211,543	237,264	250,640
Non-controlling interest	4,466	4,536	2,994	3,969	3,699	4,223	3,461	4,696
	161,947	178,214	199,332	214,661	225,283	215,766	240,725	255,336

E.	CRITICAL ACCOUNTING ESTIMATES

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

Useful Life of Capitalized Telematics Devices, Capitalized Commission Assets and Revenue Recognition from Deferred Revenue

We complete a detailed assessment annually on the expected life cycle of subscriber contracts across the Group. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, the average useful life of a subscriber contract was over 60 months as at financial year ended February 28, 2025. Contracts that terminate prior to the end of useful life result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information regarding the current members of our board of directors.

Name	Age	Position
Isaias (Zak) Jose Calisto	58	Executive Officer and Executive Chairman
Hoe Shin Goy	45	Executive Officer
Siew Koon Lim	66	Lead Independent Director
Andrew Leong	50	Independent Director
Kim White	49	Independent Director

Executive Officers

The table below sets forth information regarding individuals who serve as executive officers.

Name	Age	Position
Isaias (Zak) Jose Calisto	58	Chief Executive Officer
Hoe Shin Goy	45	Chief Financial Officer
Juan Marais (1)	56	Chief Sales Officer

1.	Mr. Marais is included above as executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,250,793 shares through One Spire (Pty) Ltd., which corresponds to 10.5% of the outstanding shares of the Company.

Senior Management

The following table sets forth information regarding members of our current senior management team.

Name	Age	Position
Richard Schubert	51	Chief Operating Officer
Carmen Calisto	28	Chief Strategy and Marketing Officer
Pedro Ventura	37	Chief Technology Officer

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

Andrew Leong has been a member of our board of directors since February 2021 and was the co- founder and the Chief Executive Officer of Videre Security Solutions, a software company established in 2016, providing data analytics and cyber security to Singapore. Mr. Leong started his career in Singapore’s Intelligence Agency in 1998 and was head of the cybersecurity division from 1999 until 2005. From 2005 until 2015, Mr. Leong was the Managing Director of Chameleon Associates Pte. Ltd., a company specializing in risk mitigation utilizing predictive profiling. Mr. Leong holds a Bachelor of Applied Sciences in computer engineering from the Nanyang Technology University, Singapore. We believe that Mr. Leong is well qualified to serve as a member of our board of directors given his extensive experience in artificial intelligence and data analytics.

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

Directors and Executive Officer Compensation footnote

The following table provides information about the aggregate compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the years ended February 2025 and 2024 for services in all capacities:

	Year ended February 28/29
	2025	2025(2)	2024(2)
	(U.S.$ thousands (1))	(in R thousands)
Short-term employee benefits	983	18,285	18,094
Post-employment benefits	25	456	430
	1,008	18,741	18,524

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Aggregate information disclosed includes directors and executive management given Karooooo’s IPO in the United States and the incorporation of international headquarters in Singapore with a centralized management function. The Group CEO and CFO drive the Group’s strategy implementation, operation and direction with focus on sustainability and top and bottom-line growth. In 2022 Mr. Marais was included as executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,250,793 shares through One Spire (Pty) Ltd., which corresponds to 10.5% of the outstanding shares of the Company.

C.	BOARD PRACTICES

Board Composition

Our board of directors is composed of five members, of whom Siew Koon Lim, Andrew Leong and Kim White qualify as “independent” under Nasdaq listing rules. Our constitution provides that our board of directors initially be divided into three classes with staggered terms over a three-year period. Only Class I directors were subject to re- election at the first annual meeting of stockholders held after the Nasdaq listing, with the other classes continuing for the remainder of their respective terms. Our current directors are divided among the three classes as follows:

●	the Class I director is Andrew Leong, who was re-elected for a term of three years at the annual meeting of stockholders held on August 29, 2024;

●	the Class II directors are Kim White and Siew Koon Lim; and

●	the Class III directors are Isaias (Zak) Jose Calisto and Hoe Shin Goy, who were both re-elected at the AGM held on July 12, 2023, for a term of three years.

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

Foreign Private Issuer and Controlled Company Exemptions

In general, under the Nasdaq corporate governance standards, foreign private issuers, as defined by the rules adopted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Accordingly, we follow certain corporate governance practices of our home country, Singapore, in lieu of certain of the corporate governance requirements of the Nasdaq in respect of the following:

●	the requirement under Section 5605(e)(2) of Nasdaq listing rules that companies must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws;

●	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

●	the requirement under Section 5605(c) of Nasdaq listing rules that a quorum must consist of at least 331⁄3 percent of the outstanding shares of a listed company’s common voting stock; and

●	the requirement under Section 5610 of Nasdaq listing rules that a company must have adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available.

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

As at February 28, 2025, we had 5,711 full-time employees, of which 4,047 are located in South Africa, 310 are located in Africa-Other, 360 are located in Europe, and 994 are located in Asia-Pacific and Middle East. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

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

Pursuant to Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608, on November 20, 2023, we adopted a Compensation Recoupment Policy providing that we will recover reasonably promptly the amount of erroneously awarded incentive-based compensation from any “Executive Officer” (as such term is defined in Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608) in the event that the Company is required to prepare an accounting restatement due to our material non-compliance with any financial reporting requirement under the U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

A copy of our Compensation Recoupment Policy is filed as Exhibit 97.1 hereto.

As at financial year ended February 28, 2025, we were not required to recoup any compensation awarded under the Compensation Recoupment Policy.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information as at May 9, 2025 regarding actual ownership of our ordinary shares by:

●	each person or entity we know to own 5% or more of our ordinary shares;

●	each executive officer; and

●	each director.

For purposes of the table below, the percentage ownership calculations are based on 30,893,300 ordinary shares outstanding as at May 9, 2025. To the extent different, beneficial ownership determined in accordance with the rules of the SEC, including voting or investment power with respect to the securities, is described in the footnotes to the table.

	As at May 9, 2025
Name of Owner	Number	Percent
Directors and Executive Officers
Directors
Isaias (Zak) Jose Calisto (1)	19,450,000	62.96
Hoe Shin Goy(2)
Kim White
Siew Koon Lim
Andrew Leong
Executive Officers
Richard Schubert(3)
Juan Marais (4)	3,250,793	10.52
Carmen Calisto
Pedro Ventura
All executive officers and directors as a group (9 persons)	22,700,793	73.48

Other 5% Shareholders
Gobi Capital LLC (5)	2,200,668	7.12

Total Ordinary Shares	24,901,461	80.60

(1)	Mr. Calisto owns 19,450,000 shares, or 62.96%. However, Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Marais’ 3,250,793 shares may be deemed to be beneficially owned by Mr. Calisto. Therefore, Mr. Calisto may be deemed to beneficially own 22,700,793 shares or 73.48%. Mr. Calisto disclaims beneficial ownership of Mr. Marais’ 3,250,793 ordinary shares.
(2)	Ms Goy owns less than 1% of the issued and outstanding shares of the Company.
(3)	Mr Schubert owns less than 1% of the issued and outstanding shares of the Company.
(4)	Mr. Marais is the beneficial owner of 3,250,793 shares through One Spire (Pty) Ltd., which corresponds to 10.52% of the outstanding shares of the Company. Mr. Marais and Jennie Allen are directors of One Spire (Pty) Ltd., and accordingly, Mr. Marais and Ms. Allen share voting and investment power over the shares held by One Spire (Pty) Ltd. Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Calisto may be deemed to beneficially own such shares. Mr. Calisto disclaims beneficial ownership of such ordinary shares.
(5)	Gobi Capital LLC is controlled by Bo Shan. Gobi Capital LLC and Bo Shan disclaim beneficial ownership of the ordinary shares listed above except to the extent of any pecuniary interest therein. The business address of Gobi Capital LLC is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

As at May 9, 2025, we had 1 holder of record of our ordinary shares in the United States, holding approximately 25,463,340 of our total issued ordinary shares. The U.S. shareholder of record is CEDE & CO., a nominee of The Depository Trust Company. We believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. The share register in South Africa holds 5,429,960 ordinary shares.

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

Additional information about our related party transactions is included in Note 28 to the audited consolidated financial statements.

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

Loan Arrangements

Given our commitment to South Africa’s broad-based Black economic codes of good practice, we entered into an Enterprise Development Loan Agreement with Bumbene House (Proprietary) Limited in February 2020 under which we provided Bumbene House (Proprietary) Limited with a loan in an aggregate amount of ZAR 11.0 million. The loan was extended by a further ZAR 8.4 million during the 2021 financial year, ZAR 6.4 million during the 2023 financial year, another ZAR 2.4 million in the 2024 financial year and ZAR 0.5 million in the 2025 financial year. Amounts due under this loan bear no interest, have no fixed terms of repayment and are repayable on demand. As at February 28, 2025, ZAR 28.7 million of this loan remained outstanding.

Acquisitions

Karooooo Logistics (Pty) Ltd: In September 2021, the Group strategically acquired 70.1% of the shares and voting interest in Karooooo Logistics (Picup), a logistics cloud- based disruptive technology company located in South Africa. The acquisition may be a related party transaction given that Isaias (Zak) Jose Calisto, founder and CEO of Karooooo, had been working with Picup prior to its acquisition by the Group, to build the Picup business for scale, including through a ZAR 4.5 million loan from Onecell Holdings (Pty) Ltd of which Mr J Marais and Mr Calisto hold substantial voting interests, and Mr Calisto is a director, given the timing of the approval of the transaction. The loan was intended as a once-off short-term bridge financing for Picup prior to final acquisition approvals, and was fully repaid in September 2021 following the completion of the acquisition.

Mr J Marais, Mr Calisto and Onecell Holdings (Pty) Ltd had no interest in Picup prior to the acquisition.

In Q2 FY 2025, by way of a repurchase and cancellation by Karooooo Logistics (Pty) Ltd of its own shares from minority shareholders, the Group’s interest increased to 74.8%.

Karooooo Logistics (Pty) Ltd: Put Option When Karooooo acquired 70.1% of Karooooo Logistics (Picup) in September 2021, Karooooo entered into a Put Option Agreement with our Chief Executive Officer, Isaias (Zak) Jose Calisto, the ultimate controlling shareholder of Karooooo, to grant Karooooo the right to sell all its interest in Karooooo Logistics to Isaias (Zak) Jose Calisto. The put option expired on August 31, 2022. As this was a transaction between Karooooo and the ultimate controlling shareholder of Karooooo, Isaias (Zak) Jose Calisto, the fair value and subsequent changes in fair value of the put option is recognized directly against retained earnings, amounting to ZAR 15.3 million.

Purple Rain Properties (Pty) Ltd (“Purple Rain”): In February 2022, the Group acquired 100% of the shares and voting interest in Purple Rain for a nominal consideration of ZAR 100 which equaled the net asset value and issued share capital of Purple Rain at the time.

The Transaction was a related party transaction due to Mr J Marais and Mr Calisto indirectly owning Purple Rain through their interest in Onecell Holdings (Pty) Ltd, a private company registered in South Africa.

Purple Rain’s only asset is the properties at the location of the office space situated at 11 Keyes Avenue Rosebank (“office premises”), previously utilized by Cartrack businesses in Johannesburg, South Africa prior to this acquisition, Independent valuation appraisals of these properties had been concluded.

Given Karooooo’s consistent annual growth rate since inception, the office premises no longer provided adequate space to accommodate the expected growth, resulting in the decision to demolish and consolidate the properties to enable the erection of a head office suite for South Africa.

As at February 28, 2025, the total cost for the redevelopment of the office premises, including the site, was ZAR 429.2 million. The complete asset, equates to an estimated monthly long term lease cost of approximately ZAR 115 per square meter in comparison to the current market rate of approximately ZAR 140 per square meter, with an annual escalation of 8%. The new offices, including 404 parking bays, has a built-up area of approximately 31,800 square meters. Cartrack has moved into the new premises pursuant to lease agreements with Purple Rain. The leases of premises in Rosebank, Johannesburg and another location in Randburg, Johannesburg, South Africa, are set out in Item 4.D “Property, Plant and Equipment”.

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

In accordance with the stated dividend policy above, an interim dividend of 1.08 U.S. cents per ordinary share, pertaining to the second quarter of Karooooo’s 2025 financial year, that was paid out of Karooooo’s retained earnings, on August 12, 2024 (in South Africa) and August 14, 2024 (in the US) to shareholders on record as at the close of business on August 8, 2024. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD.

B.	SIGNIFICANT CHANGES

See Note 35 in the notes to the consolidated financial statements attached to this annual report for discussion of subsequent events since the date of our most recent audited financial statements.

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

Singaporean Tax Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as at the date of this annual report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our ordinary shares or of any person acquiring, selling or otherwise dealing with our ordinary shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our ordinary shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Holders of our ordinary shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ordinary shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our ordinary shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this annual report accepts responsibility for any tax effects or liabilities resulting from the subscription for, purchase, holding or disposal of our ordinary shares.

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

The corporate tax rate in Singapore is currently 17%. In addition, 75% of up to the first S$10,000 of a company’s annual normal chargeable income, and 50% of up to the next S$190,000, is exempt from corporate tax from the YA2020 onwards. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on 75% of up to the first S$100,000 of a company’s annual normal chargeable income, and 50% of up to the next S$100,000, a year for each of the Company’s first three YAs from YA2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

As part of its budget for 2024, the Singapore government has announced a Corporate Income Tax rebate (“CIT Rebate”) of 50% of the corporate tax payables, to assist companies to manage rising costs, available to all taxpaying companies, whether tax resident or not, for YA 2024. Companies that have employed at least one local employee in 2023 will receive $2,000 in cash payout (referred to as “CIT Rebate Cash Grant”). Such companies will therefore receive a minimum benefit of $2,000. The maximum total benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive is $40,000.

In its Budget 2025, in order to provide support for the cash flow requirements of companies, the Singapore government announced a Corporate Income Tax rebate (“CIT Rebate”) of 50% of the corporate tax payable to all taxpaying companies, whether tax resident or not, for YA 2025. Active companies that have employed at least one local employee in 2024 (referred to as “local employee condition”) will receive a minimum benefit of $2,000 in the form of a CIT Rebate Cash Grant. The total maximum benefits of the CIT Rebate and CIT Rebate Cash Grant that a company may receive is $40,000.

Under Pillar Two of the Base Erosion and Profit Shifting (“BEPS”) 2.0 initiative, the Singapore Pillar Two legislation relating to the Income Inclusion Rule (“IIR”), through the Multinational Top up Tax (“MTT”) and Domestic Top-up Tax (“DTT”), has been officially enacted on January 01, 2025. A minimum effective tax rate of 15% on businesses’ profits from financial years starting on or after January 01, 2025 will be imposed on relevant Multinational Enterprise (“MNE”) with annual group revenue of EUR 750 million or more in at least two of the four preceding financial years (referred to as “in-scope MNE groups”), in line with the Pillar Two Global Anti-Base Erosion (“GloBE”) Model Rules. As at February 28, 2025, the Group is not in-scope.

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

Gains on Disposal of our Ordinary Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore. In any event, gains arising from the disposal of our ordinary shares by a non-resident person that does not carry on any trade or business in Singapore and does not have any permanent establishment in Singapore for Singapore tax purposes should not be subject to tax in Singapore where such gains are not received or deemed to be received in Singapore.

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

SA Tax Resident Shareholders

SA Tax Resident Shareholders (i.e. shareholders of the Company who are subject to income tax in South Africa on their worldwide income) will initially be reflected in the administrative depositary share register in South Africa and will not hold their shares through DTC. Individual SA Tax Resident Shareholders who choose to hold their shares through DTC will need to ensure they have sufficient annual single discretionary allowance, trusts and SA corporates would require foreign direct investment allowance clearance in addition to SARB approval for this purpose.

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

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax or Medicare contribution tax considerations, or consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ordinary shares as part of a straddle, integrated or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	expatriates and former citizens or long-term residents of the United States;

●	persons that own or are deemed to own 10% or more of our stock by voting power or value;

●	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

●	persons holding ordinary shares in connection with a trade or business outside the United States.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as at the date hereof, any of which is subject to change, possibly with retroactive effect.

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

Taxation of Distributions

Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders generally should expect that distributions will be treated as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, (including a minimum holding period requirement), dividends paid by “qualified foreign corporations” to certain non-corporate U.S. investors are taxable at a preferential rate applicable to long-term capital gains. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on certain U.S. securities markets, such as the Nasdaq. The preferential rate does not apply if the non-U.S. corporation is a PFIC (or is treated as a PFIC with respect to a particular U.S. Holder) for a taxable year of ours in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the preferential rate and any limitations that may apply in their particular circumstances.

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

As described under Item 10.E. “Tax Considerations—Singaporean Tax Considerations—Dividend Distributions” and “Tax Considerations—South African Tax Considerations— Non-SA Tax Resident Shareholders,” Singapore and South Africa generally do not impose withholding taxes on dividends paid by the Company on ordinary shares held through DTC (and in the case of a Non-SA Tax Resident Shareholder, JSE, provided that procedural requirements to establish an exemption are met). If any non-U.S. jurisdiction imposes taxes on dividends, U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any such foreign taxes (including any applicable limitations that may apply either generally or in their particular circumstances).

Sale or Other Taxable Disposition of Ordinary Shares

This discussion assumes that sales or dispositions of our ordinary shares will not be subject to any non-U.S.tax. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of the imposition of any non-U.S. taxes on dispositions of our ordinary shares in general and in their particular circumstances.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined based on the average of the quarterly values of its gross assets) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain rents and royalties, and gains from the sale or exchange of investment property. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are generally characterized as active assets to the extent they are associated with business activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including the estimated value of our goodwill and other intangible assets, we believe that we were not a PFIC for our taxable year ended February 28, 2025. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and depends on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill and certain other intangible assets may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

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

In general, if we are a PFIC for any taxable year of ours during which a U.S. Holder owns ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares will be allocated ratably over its holding period. The amounts allocated to the U.S. Holder’s taxable year of the sale or disposition and to any taxable year before we became a PFIC with respect to such U.S. Holder will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ordinary shares exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election. If we are a PFIC for any taxable year, a mark-to-market election may be available, which will result in an alternative treatment of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections will be available or advisable, and, if so, what the consequences of the resulting alternative treatments will be in their particular circumstances.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year of ours in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

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

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes that status if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates and interest rates. Please refer to Note 29 to the accompanying consolidated financial statements included elsewhere in this annual report for information about quantitative and qualitative disclosures about market risk.

Foreign Currency Risk

We conduct business in multiple countries and currencies, and as a result, the Group is exposed to currency risk to the extent that sales, purchases, and borrowings of the foreign operations are denominated in a currency other than the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the ZAR, USD, Euro, Thai baht, the Singapore dollar and Polish zloty.

(Refer to the Risk Factors note on foreign currencies on page 23 and Note 29.2 (c) on Currency Risk on page F-47) At this time, we do not hedge our foreign currency risk.

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

An increase of 100 basis points as at February 28, 2025 would have resulted in ZAR 5.20 million in additional interest expenses. We have not entered into any financial instruments to mitigate interest rate risk.

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

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act, as amended) as at February 28, 2025. Based on that evaluation, we concluded that, as at such date, as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures, and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Notwithstanding such material weaknesses in our internal control over financial reporting, our management, including our principal executive officer and principal financial officer, concluded that our consolidated financial statements in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented, in accordance with IFRS as issued by the IASB.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at February 28, 2025. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control— Integrated Framework (2013)’’ and because of the material weaknesses described below, management concluded that the Internal Control over Financial Reporting (“ICFR”) was not effective as at February 28, 2025.

As part of our ongoing project to evaluate and enhance our internal control over financial reporting, during the financial year ended February 28, 2025, we refined our controls documentation, identified control gaps, and conducted testing to evaluate the design, implementation and in certain regards the operating effectiveness of our key controls. During this process, we identified material weaknesses with respect to privileged user access and change management controls relating to certain of our systems as well as journal processing controls at one of our subsidiaries. A material weakness is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on a timely basis. To address the financial reporting risks arising from the material weaknesses identified, management performed mitigation controls and validation procedures to determine that no inappropriate transactions were processed during the year ended February 28, 2025.

Remediation of material weaknesses

As part of our iterative improvement efforts to our internal control over financial reporting, following our identification of the material weaknesses described above, we enhanced our control procedures and attributes, and subsequently implemented revised controls. These revised controls have been tested by our management subsequent to February 28, 2025 and management believes that they are designed and implemented effectively; however, we will only conclude on remediation once our revised controls have been fully tested and deemed to have been operating effectively for a sufficient period of time.As part of our ongoing project to evaluate and enhance our internal control over financial reporting, we expect to continue to refine our internal control over financial reporting.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As Karooooo is still classified as an Emerging Growth Company (“EGC”), under the Jumpstart our Business Startups Act (JOBS Act), the effectiveness of internal control over financial reporting as at February 28, 2025 need not be independently audited by the independent registered public accounting firm. This exemption was applied in the current reporting cycle and our independent auditor has not audited the effectiveness of our internal control over financial reporting.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except as disclosed above, there were no changes in our internal control over financial reporting that occurred during the year ended February 28, 2025 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics is posted on the investor relations page of our website at https://www. karooooo.com/governance-documents/. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, as it applies to our executive officers and directors, on our website or in filings under the Exchange Act.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by our principal accountants Deloitte & Touche (located in South Africa) for the financial year ended February 28, 2025 and Ernst & Young LLP, Singapore for the financial year ended February 29, 2024:

	Year ended February 28/29
	2025	2025	2024
	(U.S.$ thousands (1))	(in R thousands)
Audit fees	837	15,568	18,690
Tax fees	—	—	—
All other fees	—	—	—
	837	15,568	18,690

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting (AGM) held on August 29, 2024 the shareholders of Karooooo passed a resolution by a 97.08% majority vote authorizing the repurchase of up to 10% of the Company’s shares. The Board is duly authorized to implement this share buyback program in accordance with the requirements outlined in the resolution.

Purchases of ordinary shares by the Company may be made by way of market purchases on the Nasdaq and/or the JSE. At our next AGM, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

Following the authorization by shareholders granted at the prior AGM, held on July 12, 2023, Karooooo purchased 57,806 of its common stock, as set out below:

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
February 9, 2024 to February 29, 2024	51,106	ZAR 466.01	51,106	3,044,004
May 16, 2024	6,700	ZAR 515.20	6,700	3,037,304

Karooooo subsequently cancelled 51,106 shares, effective May 24, 2024, and 6,700 shares, effective July 2, 2024.

The authority conferred by the share repurchase mandate will continue by law until the earliest of either the date of the next AGM, the date by which the next AGM of the Company is required by law to be held or the date on which the share purchases are carried out to the full extent mandated or revoked by shareholders at a general meeting.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As previously reported in our report on Form 6-K filed on August 12, 2024, the Audit and Risk Committee of the board of directors conducted a review process to consider the selection of our independent registered public accounting firm for the audit of our financial statements for the financial year ended February 28, 2025, included in this annual report.

On August 5, 2024, following this process, the Audit and Risk Committee recommended to our board of directors, the appointment of Deloitte & Touche, located in South Africa, as our independent registered public accounting firm for the audit of our financial statements for the year ended February 28, 2025, and the dismissal of Ernst & Young LLP, subject to shareholder approval at the Annual General Meeting of Karooooo Ltd held on August 29, 2024. On August 29, 2024, shareholders approved this appointment by a 99.63% majority vote.

Ernst &Young LLP issued an audit report on our financial statements for the financial years ended February 29, 2024 and February 28, 2023. These reports did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent financial years and subsequent interim periods through August 12, 2024, we had no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Ernst & Young LLP to make reference in connection with its report. During our two most recent financial years there were no reportable events as such term is defined in Item 16F(a)(1)(iv) of Form 20-F.

During our two most recent financial years and subsequent interim periods through August 12, 2024, neither we, nor anyone acting on our behalf, consulted with Deloitte & Touche on matters that involved (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte & Touche concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any other matter that was either the subject of a disagreement as that term is used in Form 20-F or a reportable event.

We have provided Ernst & Young LLP with a copy of the foregoing disclosure and requested that Ernst & Young LLP furnish to us a letter addressed to the SEC stating whether Ernst & Young LLP agrees with such disclosure, as specified by Item 16F(a)(3) of Form 20-F.

We have included as Exhibit 16.1 a copy of such letter from Ernst & Young LLP incorporated by reference to our report on Form 6-K filed on August 12, 2024. The relevant Form 6-K is available on our website and at sec.gov.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Under Nasdaq’s rules, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq. We intend to follow home country practices in lieu of the listing requirements of Nasdaq with regard to the following:

●	the requirement under Section 5605(e)(2) of Nasdaq listing rules that companies must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws;

●	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

●	the requirement under Section 5605(c) of Nasdaq listing rules that a quorum must consist of at least 331⁄3 percent of the outstanding shares of a listed company’s common voting stock; and

●	the requirement under Section 5610 of Nasdaq listing rules that a company must have adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

The Board has implemented an Insider Trading Policy which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of the Insider Trading Policy is filed as Exhibit 11.1.

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

The IT Steering Committee presents regular reports to the Audit and Risk Committee, which consist of a comprehensive governance report and dedicated risk register, including ISO27001 risks, cybersecurity, information security and technology risks, management’s action plans to remediate material issues, the mitigating controls that are in place, additional measures to be implemented, as well as anticipated residual risk levels. Significant risks are extracted and included in the enterprise risk management dashboard. At the request of the Board, the external auditors review the IT general controls as part of the annual audit.

The Board reviews and discusses the Group’s technology strategy with the COO bi-annually.

Key procedures are:

●	Cyber risk assessment;

●	Information security incident management, including incident response and simulation tests; and

●	Cybersecurity incident notification schedule.

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

As at the date of this annual report, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business, results of operations or financial conditions. We face risks from cybersecurity threats that, if realized, could have a material adverse effect on us including an adverse effect on our business, financial condition and results of operations. See Also “Risks Factors – Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity.”

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1 of this annual report.

Item 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Karooooo Ltd.	Form F-1	333-253635	3.1	February 26, 2021

2.1	Specimen Share Certificate	Form F-1/A	333-253635	4.1	March 22, 2021

2.2	Description of Ordinary Shares	Form 20-F	001-40300	2.2	June 13, 2023

4.1*	Loan Agreement dated June 21, 2024, between the Standard Bank of South Africa Limited and Purple Rain Properties No. 444 Proprietary Limited				June 9, 2025

4.2*	Short Term Facility Letter, dated March 5, 2020 between Capitec Bank Limited (formerly Mercantile Bank Limited) and Cartrack Proprietary Limited				June 9, 2025

4.3*	Addendum, dated April 18, 2024, to Short Term Facility Letter, dated March 5, 2020 between Capitec Bank Limited and Cartrack Proprietary Limited				June 9, 2025

4.4	Registration Rights Agreement	Form F-1/A	333-253635	10.5	March 22, 2021

4.5	Form of Deed of Indemnity	Form F-1/A	333-253635	10.6	March 12, 2021

8.1*	List of subsidiaries				June 9, 2025

11.1*	Insider Trading Policy				June 9, 2025

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				June 9, 2025

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				June 9, 2025

13.1*	Certification by the Principal Executive Officer and Principal Financial Office pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				June 9, 2025

15.1*	Consent of Deloitte & Touche				June 9, 2025

15.2*	Consent of Ernst & Young LLP				June 9, 2025

16.1	Letter regarding change in certifying accountant	Form 6-K	001-40300	16.1	August 12, 2024

97.1	Compensation Recoupment Policy	Form 20-F	001-40300	97.1	June 13, 2024

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Portions of this exhibit (indicated by asterisks) have been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant if disclosed.

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

Date: June 9, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

for the Years Ended February 28, 2025, February 29, 2024 and February 28, 2023 — Karooooo Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Karooooo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Karooooo Ltd. (the Company) as of February 28, 2025, the related consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the year ended February 28, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 28, 2025, and the results of its operations and its cash flows for the year ended February 28, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte & Touche

We have served as the Company’s auditor since 2024.

Johannesburg, South Africa

June 9, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Karooooo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Karooooo Ltd. (the Company) as of February 29, 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the periods ended February 29, 2024 and February 28, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 29, 2024, and the results of its operations and its cash flows for the periods ended February 29, 2024 and February 28, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young LLP

We served as the Company’s auditor from 2022 to 2024.

Singapore

June 13, 2024

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of February 28/29
Figures in Rand thousands	Notes	2025	2024

ASSETS
Non-current assets
Property, plant and equipment	5	2,508,215	2,032,794
Capitalized commission assets	6	494,052	374,521
Intangible assets	7	83,053	83,123
Goodwill	8	174,957	227,380
Loan to a related party	12	28,700	28,200
Long-term other receivables and prepayments	11	11,629	18,831
Deferred tax assets	9	121,749	81,903
Total non-current assets		3,422,355	2,846,752

Current assets
Inventories	10	3,830	6,582
Trade and other receivables and prepayments	11	597,461	985,398
Income tax receivables		12,622	8,714
Cash and cash equivalents	13	1,042,882	459,527
Total current assets		1,656,795	1,460,221
Total assets		5,079,150	4,306,973

EQUITY AND LIABILITIES
Equity
Share capital	14	7,142,853	7,142,853
Treasury shares	14	-	(23,816)
Actuarial reserve		139	-
Capital reserve		(3,621,245)	(3,582,568)
Common control reserve		(2,709,236)	(2,709,236)
Foreign currency translation reserve		277,866	330,812
Retained earnings		2,112,091	1,803,482
Equity attributable to equity holders of parent		3,202,468	2,961,527
Non-controlling interest		43,099	40,935
Total equity		3,245,567	3,002,462

Liabilities
Non-current liabilities
Term loans	15	31,640	41,645
Lease liabilities	16	127,251	131,285
Deferred revenue	17	126,959	121,302
Deferred tax liabilities	9	95,892	69,840
Total non-current liabilities		381,742	364,072

Current liabilities
Term loans	15	283,313	6,534
Trade and other payables	18	469,937	446,284
Loan from a related party	12	138	924
Lease liabilities	16	77,445	63,055
Deferred revenue	17	357,780	325,848
Bank overdraft	13	205,299	23,362
Income tax payables		57,039	73,375
Provision for warranties		890	1,057
Total current liabilities		1,451,841	940,439
Total liabilities		1,833,583	1,304,511
Total equity and liabilities		5,079,150	4,306,973

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Year ended February 28/29
Figures in Rand thousands	Notes	2025	2024	2023

Revenue	19	4,567,459	4,205,511	3,507,067
Cost of revenue		(1,364,407)	(1,514,674)	(1,234,672)
Gross profit		3,203,052	2,690,837	2,272,395

Other income		10,369	11,831	9,828

Operating expenses		(1,901,088)	(1,660,166)	(1,400,308)
Sales and marketing		(614,765)	(500,903)	(431,140)
General and administration		(944,833)	(837,606)	(704,603)
Research and development		(226,935)	(212,235)	(177,024)
Expected credit losses on financial assets		(114,555)	(109,422)	(87,541)

Operating profit	20	1,312,333	1,042,502	881,915

Offering costs	1	(15,113)	-	-
Finance income	21	44,167	39,418	23,255
Finance costs	22	(50,866)	(15,822)	(10,095)
Fair value changes to derivative assets		-	(388)	(971)
Impairment of goodwill	8	(43,600)	-	-
Profit before taxation		1,246,921	1,065,710	894,104
Taxation	23	(309,811)	(311,554)	(285,298)
Profit for the year		937,110	754,156	608,806

Profit attributable to:
Owners of the parent		921,031	738,191	597,153
Non-controlling interest		16,079	15,965	11,653
		937,110	754,156	608,806
Earnings per share
Basic and diluted earnings per share (ZAR)	32	29.81	23.85	19.29

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended February 28/29
Figures in Rand thousands	2025	2024	2023

Profit for the year	937,110	754,156	608,806

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Actuarial gains on defined benefit plans	139	-	-

Items that may be reclassified to profit or loss in future periods
Exchange differences on translating foreign operations	(54,716)	88,632	220,471

Other comprehensive income for the year	(54,577)	88,632	220,471
Total comprehensive income for the year, net of income tax	882,533	842,788	829,277

Total comprehensive income attributable to:
Owners of the parent	868,224	823,894	813,486
Non-controlling interest	14,309	18,894	15,791
	882,533	842,788	829,277

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Figures in Rand thousands	Share capital	Capital reserve	Common control reserve[1]	Foreign Currency translation	Retained earnings	Total Attributable to owner of the parent	Non-controlling interest	Total equity

Balance at March 1, 2022	7,142,853	(3,587,640)	(2,709,236)	28,776	1,276,523	2,151,276	22,905	2,174,181
Profit for the year	-	-	-	-	597,153	597,153	11,653	608,806
Other comprehensive income	-	-	-	216,333	-	216,333	4,138	220,471
Total comprehensive income for the year	-	-	-	216,333	597,153	813,486	15,791	829,277

Transactions with owner, recognized directly in equity
Contributions by and distributions to owner
Dividends	-	-	-	-	(293,562)	(293,562)	(8,518)[3]	(302,080)
Derivative – put option[6]	-	-	-	-	(15,305)	(15,305)	-	(15,305)
Total transactions with owner	-	-	-	-	(308,867)	(308,867)	(8,518)	(317,385)

Changes in ownership interest in subsidiaries
Disposal of interest in subsidiaries without change in control	-	5,072	-	-	-	5,072	730	5,802
Total changes in ownership interest in subsidiaries	-	5,072	-	-	-	5,072	730	5,802
Balance at February 28, 2023	7,142,853	(3,582,568)	(2,709,236)	245,109	1,564,809	2,660,967	30,908	2,691,875

Figures in Rand thousands	Share capital	Treasury shares	Capital reserve	Common control reserve[1]	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non-controlling interest	Total equity

Balance at March 1, 2023	7,142,853	-	(3,582,568)	(2,709,236)	245,109	1,564,809	2,660,967	30,908	2,691,875
Profit for the year	-	-	-	-	-	738,191	738,191	15,965	754,156
Other comprehensive income	-	-	-	-	85,703	-	85,703	2,929	88,632
Total comprehensive income for the year	-	-	-	-	85,703	738,191	823,894	18,894	842,788

Transactions with owner, recognized directly in equity
Contributions by and distributions to owner
Purchase of treasury shares	-	(23,816)	-	-	-	-	(23,816)	-	(23,816)
Dividends	-	-	-	-	-	(499,518)	(499,518)	(9,782)[4]	(509,300)
Total transactions with owner	-	(23,816)	-	-	-	(499,518)	(523,334)	(9,782)	(533,116)

Changes in ownership interest in subsidiaries
Acquisition of new subsidiary	-	-	-	-	-	-	-	915	915
Total changes in ownership interest in subsidiaries	-	-	-	-	-	-	-	915	915
Balance at February 29, 2024	7,142,853	(23,816)	(3,582,568)	(2,709,236)	330,812	1,803,482	2,961,527	40,935	3,002,462

Figures in Rand thousands	Share capital	Treasury shares	Capital Reserve[2]	Common control reserve[1]	Foreign currency translation	Actuarial Reserve	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2024	7,142,853	(23,816)	(3,582,568)	(2,709,236)	330,812	-	1,803,482	2,961,527	40,935	3,002,462
Profit for the year	-	-	-	-	-	-	921,031	921,031	16,079	937,110
Other comprehensive income	-	-	-	-	(52,946)	139	-	(52,807)	(1,770)	(54,577)
Total comprehensive income for the year	-	-	-	-	(52,946)	139	921,031	868,224	14,309	882,533

Transactions with owner, recognized directly in equity
Contributions by and distributions to owner
Cancellation of treasury shares	-	27,277	(27,277)	-	-	-	-	-	-	-
Purchase of treasury shares	-	(3,461)	-	-	-	-	-	(3,461)	-	(3,461)
Dividends	-	-	-	-	-	-	(612,422)	(612,422)	(8,303)[5]	(620,725)
Total transactions with owner	-	23,816	(27,277)	-	-	-	(612,422)	(615,883)	(8,303)	(624,186)

Changes in ownership interest in subsidiaries
Shares repurchase and cancellation of shares by a subsidiary company[7]	-	-	(11,400)	-	-	-	-	(11,400)	(3,842)	(15,242)
Total changes in ownership interest in subsidiaries	-	-	(11,400)	-	-	-	-	(11,400)	(3,842)	(15,242)
Balance at February 28, 2025	7,142,853	-	(3,621,245)	(2,709,236)	277,866	139	2,112,091	3,202,468	43,099	3,245,567

1	In November 2014, a change in interest in Cartrack from 88.3% to 68.0% was not accounted for retained earnings transfer to non-controlling interest (“NCI”). During the financial years ended February 28, 2021 and 2022, the Group corrected the error prospectively as the impact to comparatives is not material. On April 21, 2021, when Karooooo acquired the minority interest and took control of 100% interest in Cartrack, all NCI relating to the Karooooo minority interest was transferred back to capital reserve.
2	During the financial year ended February 28, 2022, the Group changed the accounting policy voluntarily and accounted for the acquisition of NCI of Cartrack as a separate reserve, “capital reserve” instead of retained earnings. This is to provide transparency to the users since the reinvestment offer is a significant event. The change in accounting policy was corrected prospectively as the impact to the prior period is not material. Subsequent acquisition of interest in subsidiaries without change in control is accounted for under capital reserve.
3	Dividends declared by a subsidiary during the financial year ended February 28, 2023 amounting to ZAR 5.32 per ordinary share remains payable by a subsidiary to NCI.
4	Dividends declared by a subsidiary during the financial year ended February 29, 2024 amounting to ZAR 6.11 per ordinary share remains payable by a subsidiary to NCI.
5	Dividends declared by a subsidiary during the financial year ended February 29, 2025 amounting to ZAR 5.19 per ordinary share remains payable by a subsidiary to NCI.
6	Relates to the put option agreement entered with ultimate controlling shareholder to grant the Group the right to sell all its interest in Karooooo Logistics. The put option expired on August 31, 2022. As this is a transaction with owner, the fair value and subsequent changes fair value of the put option is recognized directly against retained earnings.
7	On April 30, 2024, Karooooo Logistics (Pty) Ltd repurchased its ordinary shares at a purchase price of ZAR 15.2 million in accordance with the Companies Act of South Africa and cancelled the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd increased from 70.1% to 74.8% after completion of the repurchase and cancellation.

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended February 28/29
Figures in Rand thousands	Notes	2025	2024	2023

Cash flows from operating activities
Profit before taxation		1,246,921	1,065,710	894,104

Adjustments		813,489	707,029	591,190
Depreciation on property, plant and equipment	5	606,487	588,660	493,788
Amortization of capitalized commission assets	6	100,223	83,155	64,707
Amortization of intangible assets	7	56,072	59,482	51,143
Loss / (Gain) on disposal of property, plant and equipment		575	(1,537)	(4,954)
Finance income	21	(44,167)	(39,418)	(23,255)
Finance costs	22	50,866	15,822	10,095
Impairment of goodwill	8	43,600	-	-
Provision for warranties charge		(167)	477	(1,305)
Fair value changes to derivative assets		-	388	971

Working capital adjustments
Inventories		2,752	72,737	(53,790)
Trade and other receivables and prepayments		384,674	(551,230)	(62,833)
Trade and other payables		7,686	55,496	67,940
Deferred revenue		44,099	47,375	46,251
Capitalized commission assets		(223,448)	(163,716)	(112,738)
Cash generated from operating activities		2,276,173	1,233,401	1,370,124
Finance income received		44,167	39,418	23,255
Finance cost paid		(48,610)	(15,822)	(10,095)
Income tax paid	24	(338,435)	(301,957)	(256,621)
Net cash generated from operating activities		1,933,295	955,040	1,126,663

Cash flows from investing activities
Purchase of property, plant and equipment	5	(1,022,371)	(876,354)	(579,656)
Purchase of property, plant and equipment – Telematics devices and equipment on hand		(892,015)	(649,385)	(457,542)
Purchase of property, plant and equipment – Other		(130,356)	(226,969)	(122,114)
Proceeds on disposal of property, plant and equipment		4,473	2,883	10,499
Investment in intangible assets	7	(58,937)	(51,214)	(46,653)
Acquisition of subsidiary, net of cash acquired	27	-	(5,102)	-
Advances of loans to related party		(500)	(2,400)	(6,400)
Net cash utilized by investing activities		(1,077,335)	(932,187)	(622,210)

Cash flows from financing activities
Proceeds from a related party loan	15	52	342	315
Repayment of a related party loan	15	(738)	(52)	(1,940)
Purchase of treasury shares	14	(3,461)	(23,816)	-
Shares repurchase by a subsidiary company	26	(15,242)	-	-
Proceeds from term loans obtained	15	289,518	-	502
Repayment of term loans	15	(23,334)	(12,018)	(31,034)
Payments of lease liabilities	15	(77,633)	(57,892)	(56,617)
Dividends paid	25	(612,422)	(499,518)	(331,252)
Net cash utilized by financing activities		(443,260)	(592,954)	(420,026)

Net increase/(decrease) in cash and cash equivalents		412,700	(570,101)	84,427
Cash and cash equivalents at the beginning of the year		436,165	965,750	718,026
Effect of exchange rate changes on cash and cash equivalents		(11,282)	40,516	163,297
Cash and cash equivalents at the end of the year	13	837,583	436,165	965,750

The accompanying notes form an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Reporting entity

Karooooo Ltd. (“Karooooo” or “the Company”) was incorporated on May 19, 2018 in the Republic of Singapore. The Company is listed on the NASDAQ and a secondary listing on JSE. The address of the Company’s registered office is at 1 Harbourfront Avenue Keppel Bay Tower #14-07 Singapore 098632. The principal executive office of the Company is 17 Kallang Junction #06-05/06 Singapore 339274.

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

During the fiscal year ended February 28, 2025 the Company incurred costs totalling ZAR 15.1 million related to a secondary offering of shares by existing shareholders. These costs were expensed in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board as they did not relate to the issuance of new shares by the Company. The expenses were included on the consolidated statement of profit or loss.

As at February 28, 2025, Zak is the ultimate controlling shareholder of the Group, holding 19,450,000 shares (62.96% shareholdings) of Karooooo.

These consolidated financial statements comprise the Company and its subsidiaries (collectively the “Group” and individually “group companies”).

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with the IFRS as issued by the International Accounting Standards Board (IASB).

The policies applied in these annual financial statements are based on IFRS effective for annual period beginning on March 1, 2024. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved for issue by the Directors on June 9, 2025.

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

i. Useful life estimates of capitalized telematics devices and capitalized commission assets

The Group completes a detailed assessment annually on the expected life cycle of subscriber contracts across the Group. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, the average useful life of a subscriber contract was over 60 months as at financial year ended February 28, 2025. Contracts that terminate prior to the end of useful life result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.

ii. Goodwill

The Group tests goodwill for impairment on an annual basis. The recoverable amounts of cash-generating units have been determined based on the higher of value-in-use calculations and fair value less costs of disposal. The value-in-use calculations are performed internally by the Group and require the use of various estimates and assumptions regarding discount rates and the future financial performance of the cash-generating units. The fair value less costs of disposal are performed by an external valuer using the market approach, by applying price-to-value metrics observed in comparable companies to the Cash Generating units (“CGU”).

The Group’s goodwill is subjected to impairment assessment annually as at year end and when circumstances indicate that the carrying value may be impaired. For impairment assessment, management uses valuation techniques which involve significant judgment in estimating the recoverable amounts of these assets. Any shortfall of the recoverable amounts against the carrying amounts of these assets will be recognized as impairment losses. The recoverable amounts are most sensitive to the discount rates used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. The carrying amounts of the Group’s goodwill and key assumptions applied in the determination of the recoverable amounts including a sensitivity analysis, are disclosed and further explained in Note 8 to the financial statements.

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

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables is disclosed in Note 29.2(a).

The carrying amounts of the Group’s trade receivables at the end of the reporting period is disclosed in Note 11.

2.2 Accounting policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

a) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at the end of the reporting period. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

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

Non-controlling interest

Non-controlling interest (“NCI”) represents the equity in subsidiaries not attributable, directly or indirectly, to owners of the Company. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non- controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

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

d) Derivative financial instruments

Derivatives are initially measured at fair value and any directly attributable transactions are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss. For derivatives entered as a transaction with owner, changes in the fair value are recognized directly in equity.

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

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix based on its historical credit loss experience, adjusted for forward- looking factors specific to the debtors and the economic environment which could affect debtor’s ability to pay.

The Group considers a financial asset in default when contractual payments are 360 days past due. This reflects the point at which there is no reasonable expectation of recovery and aligns with historical loss experience and collection efforts. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

f) Property, plant and equipment

i. Recognition and measurement

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

The cost of telematic devices is capitalized as property, plant and equipment.

In-vehicle capitalized telematics devices are installed in customers’ vehicles as part of a subscription contract. The telematics device and directly related installation costs are capitalized and depreciated over the expected useful life of the average contract. The related depreciation expense is recorded as part of cost of revenue in the consolidated statement of profit and loss. If a subscriber contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.

Where subscriber contracts are expected to be in existence for periods significantly shorter than the average useful life around 60 months, these are depreciated over a reduced useful life.

Uninstalled telematics devices are devices not installed and available for installation. Work in progress telematics devices are devices in progress of being manufactured.

ii. Depreciation

Depreciation is computed on a straight-line basis over their estimated useful lives of property, plant and equipment including right of use assets as follows:

Category	Depreciation method	Average useful life
Property	Straight line	20-50 years
Property - Right of use assets	Straight line	Lease term or useful life whichever is shorter
Property - Leasehold improvements	Straight line	3 years or lease term
Plant, equipment and vehicles	Straight line	4-10 years
IT equipment	Straight line	3-5 years
Capitalized telematics devices - Installed	Straight line	5 years

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

ii. Amortization

The capitalized commission assets are amortized over the expected useful life of the average contract, which is over 60 months. If a contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.

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

iii. Trade name

Trade name acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses. Trade name is amortized on a straight-line basis over the expected useful life of five years.

iv. Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationships are amortized on a straight-line basis over the expected useful life of three years.

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

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or cash- generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

The Group’s lease liabilities are presented separately in the consolidated statement of financial position and in Note 16.

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

q) Revenue

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled to for those goods or services. Revenue is measured based on the amount of consideration that the Group expects to receive reduced by discounts, incentives and rebates. Revenue also excludes any amounts collected on behalf of third parties, including sales taxes and indirect taxes. The Group principally generates revenue from providing a full-stack smart mobility software-as-a-service (“SaaS”) platform for connected vehicles and other assets. The Group recognizes revenue as or when it satisfies its performance obligations.

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

Hardware revenue

Hardware revenue is recognized when control of the telematics device was transferred to the customer which occurred upon installation on the customer’s vehicle. The payment terms are generally 30 days.

Installation revenue

Installation revenue is recognized when the device is successfully installed, which occurs at the same time that control of the hardware is transferred to the customer, which occurs upon installation on the customer’s vehicle. Customers are invoiced when the devices are installed and payment terms are generally 30 days.

Miscellaneous contract fees

The Group sometimes makes miscellaneous SaaS charges to customers to maintain the telematic devices, process administrative changes to contractual terms, or for contract cancellation. Such charges are recognized and invoiced when they arise and payment terms are generally 30 days.

Vehicle sales

Vehicle sales are recognized when ownership of the vehicle is transferred to the customer.

Delivery service fees

Delivery service fee is recognized as the service is rendered.

r) Interest income

Interest income is recognized using the effective interest method.

s) Government grants

Government grant relates to Research and Development (“R&D”) incentives and training grants.

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

t) Earnings per share

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

u) Share capital and share issue expenses

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

v) Treasury shares

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

w) Contingencies

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

3. STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Group will apply for the first-time certain standards and amendments, which are effective for annual periods beginning on or after March 1, 2025. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group is in the process of assessing the impact of the new and amended standards on the Group’s consolidated financial statements.

Details of amendments to SASB standards	Annual periods beginning on/after

Amendments to IAS 21: Lack of Exchangeability	January 1, 2025
IFRS 7 and IFRS 9: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 28 and IFRS 10: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

4. SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (“CEO”), who makes strategic decisions.

The Group organized its business units based on its products and services into the following reportable segments:

-	Cartrack is a provider of an on-the-ground operational Internet of Things (“IoT”) Software-as-a-service (“SaaS”) cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

-	Karooooo Logistics provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

-	Carzuka was a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively. During the third quarter of the FY 2024, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This follows considerable interaction with motor dealerships across South Africa during these periods, who perceived Carzuka’s business interests to conflict with their business interests and Cartrack does not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

There are many components within the Carzuka’s platform that had been built and developed and will continue to provide value to the existing Cartrack fleet platform. With effect from financial year 2025, Carzuka has changed the focus of its operations such that the nature of the underlying services offered now aligns with Cartrack's broader operations and has been integrated into that segment accordingly.

The CODM monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements.

The segment information provided to the Group CEO, for the reportable segments for the financial year ended February 28, 2025, February 29, 2024 and February 28, 2023 as follows

Figures in Rand thousands	Cartrack	Carzuka	Karooooo Logistics	Total
February 28, 2025
Subscription revenue	4,055,394	-	12,783	4,068,177
Other revenue[1]	89,618	-	-	89,618
Vehicle sales	2,099	-	-	2,099
Delivery service	-	-	407,565	407,565
Segment revenue	4,147,111	-	420,348	4,567,459

Segment operating profit	1,272,980	-	39,353	1,312,333

Depreciation and amortization	659,140	-	3,419	662,559
Capital expenditure	1,079,715	-	1,593	1,081,308

February 29, 2024
Subscription revenue	3,522,816	-	12,989	3,535,805
Other revenue[1]	90,879	-	-	90,879
Vehicle sales	-	274,787	-	274,787
Delivery service	-	-	304,040	304,040
Segment revenue	3,613,695	274,787	317,029	4,205,511

Segment operating profit/ (loss)	1,069,313	(52,907)	26,096	1,042,502

Depreciation and amortization	640,419	5,386	2,337	648,142
Capital expenditure	923,579	317	3,672	927,568

February 28, 2023
Subscription revenue	3,003,931	-	6,141	3,010,072
Other revenue	72,709	-	-	72,709
Vehicle sales	-	250,845	-	250,845
Delivery service	-	-	173,441	173,441
Segment revenue	3,076,640	250,845	179,582	3,507,067

Segment operating profit/ (loss)	914,981	(37,813)	4,747	881,915

Depreciation and amortization	541,238	2,133	1,560	544,931
Capital expenditure	605,716	12,074	8,519	626,309

[1]	Information about other revenue is disclosed in Note 19.

Reconciliation of information on reportable segments to the amounts reported in consolidated financial statements

	Year ended February 28/29
Figures in Rand thousands	2025	2024	2023

Total segment operating profits	1,312,333	1,042,502	881,915
Offering costs	(15,113)	-	-
Impairment of goodwill	(43,600)	-	-
Finance income	44,167	39,418	23,255
Finance cost	(50,866)	(15,822)	(10,095)
Fair value changes to derivative assets	-	(388)	(971)
Consolidated profit before taxation	1,246,921	1,065,710	894,104

Information about geographical areas:

	As of February 28/29
Non-current operating assets[1]	2025	2024

South Africa	2,158,893	1,714,719
Africa-Other	119,486	154,777
Europe	425,207	355,904
Asia-Pacific[2], Middle East & USA	560,262	498,361
	3,263,848	2,723,761

[1]	Non-current operating assets consist of property, plant and equipment, capitalized commission assets, intangible assets, goodwill and prepayments.
[2]	Included in Asia-Pacific is non-current assets from Singapore amount to ZAR 185.8 million (2024: ZAR 226.2 million).

Information about revenue from geographical areas is disclosed in Note 19.

There are no customers which contribute in excess of 10% of Group revenue for the financial year ended February 28, 2025, February 29, 2024 and February 28, 2023.

5. PROPERTY, PLANT AND EQUIPMENT

Figures in Rand thousands	Land and Property[1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress[1]	Total

At February 28, 2025
Owned assets
Cost	484,798	165,439	190,549	152,253	259,360	3,877,236	-	5,129,635
Accumulated depreciation	(39,752)	(114,704)	(145,027)	-	-	(2,535,145)	-	(2,834,628)
Carrying value	445,046	50,735	45,522	152,253	259,360	1,342,091	-	2,295,007

Right-of-use assets
Cost	200,114	159,944	19,334	-	-	-	-	379,392
Accumulated depreciation	(108,540)	(38,367)	(19,277)	-	-	-	-	(166,184)
Carrying value	91,574	121,577	57	-	-	-	-	213,208

Total	536,620	172,312	45,579	152,253	259,360	1,342,091	-	2,508,215

At February 29, 2024
Owned assets
Cost	153,962	129,567	161,133	130,511	215,539	3,175,435	266,870	4,233,017
Accumulated depreciation	(31,245)	(95,097)	(119,796)	-	-	(2,143,185)	–	(2,389,323)
Carrying value	122,717	34,470	41,337	130,511	215,539	1,032,250	266,870	1,843,694

Right-of-use assets
Cost	202,367	105,692	19,399	-	-	-	-	327,458
Accumulated depreciation	(89,275)	(29,797)	(19,286)	-	-	-	-	(138,358)
Carrying value	113,092	75,895	113	-	-	-	-	189,100

Total	235,809	110,365	41,450	130,511	215,539	1,032,250	266,870	2,032,794

Reconciliation of the carrying value of property, plant and equipment

Figures in Rand thousands	Land and Property[1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress[1]	Total

At February 28, 2025
Beginning balance	122,717	34,470	41,337	130,511	215,539	1,032,250	266,870	1,843,694
Additions	11,578	25,962	37,336	207,584	325,248	359,183	55,480	1,022,371
Transfer between categories	322,350	5,674	-	(185,842)	(273,443)	459,285	(322,350)	5,674
Disposals	(1,509)	(2,100)	(1,257)	-	-	(3,625)	-	(8,491)
Depreciation	(9,655)	(12,576)	(30,615)	-	-	(484,760)	-	(537,606)
Translation adjustments	(435)	(695)	(1,279)	-	(7,984)	(20,242)	-	(30,635)
Ending balance	445,046	50,735	45,522	152,253	259,360	1,342,091	-	2,295,007

Right-of-use assets
Beginning balance	113,092	75,895	113	-	-	-	-	189,100
Additions	24,894	83,629	2	-	-	-	-	108,525
Transfer	-	(5,674)	-	-	-	-	-	(5,674)
Disposals	(3,220)	(2,051)	-	-	-	-	-	(5,271)
Depreciation	(39,806)	(29,018)	(57)	-	-	-	-	(68,881)
Translation adjustments	(3,386)	(1,204)	(1)	-	-	-	-	(4,591)
Ending balance	91,574	121,577	57	-	-	-	-	213,208

Total	536,620	172,312	45,579	152,253	259,360	1,342,091	-	2,508,215

Figures in Rand thousands	Land and Property[1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress[1]	Total

At February 29, 2024
Owned assets
Beginning balance	121,185	29,476	64,171	202,425	104,951	875,661	76,519	1,474,388
Acquisition of subsidiary	-	512	33	-	-	-	-	545
Additions	8,823	14,672	13,123	153,425	208,683	287,277	190,351	876,354
Transfer between categories	-	-	-	(225,339)	(101,722)	327,061	-	-
Disposals	-	(251)	(2,147)	-	-	(3,544)	-	(5,942)
Depreciation	(7,557)	(10,977)	(35,441)	-	-	(475,536)	-	(529,511)
Translation adjustments	266	1,038	1,598	-	3,627	21,331	-	27,860
Ending balance	122,717	34,470	41,337	130,511	215,539	1,032,250	266,870	1,843,694

Right-of-use assets
Beginning balance	83,947	33,155	324	-	-	-	-	117,426
Additions	90,523	64,529	1,033	-	-	-	-	156,085
Disposals	(21,499)	(8,092)	-	-	-	-	-	(29,591)
Depreciation	(43,622)	(14,282)	(1,245)	-	-	-	-	(59,149)
Translation adjustments	3,743	585	1	-	-	-	-	4,329
Ending balance	113,092	75,895	113	-	-	-	-	189,100

Total	235,809	110,365	41,450	130,511	215,539	1,032,250	266,870	2,032,794

[1]	Certain freehold land and building of the Group with a carrying amount of ZAR 429.2 million (February 29, 2024: ZAR 376.9 million) were mortgaged to a bank as security for mortgaged loan (Note 15). The freehold land and building are for the new South African central office located at Rosebank, Johannesburg.

The construction of South African central office was completed and transferred to land and property during the year ended February 2025.

6. CAPITALIZED COMMISSION ASSETS

	As of February 28/29
Figures in Rand thousands	2025	2024

Cost	905,380	702,540
Accumulated amortization	(411,328)	(328,019)
	494,052	374,521

Reconciliation of the carrying value of capitalized sales commissions

Figures in Rand thousands	2025	2024

Beginning balance	374,521	287,054
Additions	223,448	163,716
Amortization	(100,223)	(83,155)
Translation adjustments	(3,694)	6,906
Ending balance	494,052	374,521

The Group capitalizes sales commission costs arising from activated subscription contracts.

7. INTANGIBLE ASSETS

Figures in Rand thousands	Product development costs	Computer software	Trade name	Customer relationships	Total

At February 28, 2025
Cost	246,750	43,128	782	8,695	299,355
Accumulated amortization	(173,786)	(33,809)	(782)	(7,925)	(216,302)
Carrying value	72,964	9,319	-	770	83,053

At February 29, 2024
Cost	200,994	36,937	882	8,694	247,507
Accumulated amortization	(129,377)	(28,164)	(752)	(6,091)	(164,384)
Carrying value	71,617	8,773	130	2,603	83,123

Staff costs of ZAR 52.3 million (2024: ZAR 48.8 million) have been capitalized to product development costs with regard to the development of new generation telematics hardware and platform software which was deployed in the current financial year.

Figures in Rand thousands	Notes	Product development costs	Computer software	Trade name	Customer relationships	Total

At February 28, 2025
Beginning balance		71,617	8,773	130	2,603	83,123
Additions		52,348	6,589	-	-	58,937
Amortization		(48,274)	(5,834)	(130)	(1,834)	(56,072)
Translation adjustments		(2,727)	(209)	-	1	(2,935)
Ending balance		72,964	9,319	-	770	83,053

At February 29, 2024
Beginning balance		68,301	13,758	391	3,192	85,642
Acquisition of subsidiary	27	-	100	-	2,310	2,410
Additions		48,792	2,422	-	-	51,214
Amortization		(48,605)	(7,717)	(261)	(2,899)	(59,482)
Translation adjustments		3,129	210	-	–	3,339
Ending balance		71,617	8,773	130	2,603	83,123

8. GOODWILL

Goodwill is allocated to the following cash generating units (CGUs): Cartrack - Mozambique, Portugal, Spain, Karooooo Logistics and Other.

		Cartrack				Karooooo
Figures in Rand thousands	Notes	Mozambique	Portugal	Spain	Other	Logistics	Total

At March 1, 2023		82,277	34,469	24,432	12,989	58,314	212,481
Acquisition of subsidiary	27	-	-	-	6,223	-	6,223
Translation adjustments		4,027	2,346	1,663	640	-	8,676
At February 29, 2024		86,304	36,815	26,095	19,852	58,314	227,380
Translation adjustments		(3,497)	(2,705)	(1,917)	(704)	-	(8,823)
Impairment of goodwill		(43,600)	-	-	-	-	(43,600)
At February 28, 2025		39,207	34,110	24,178	19,148	58,314	174,957

The "Other" component comprises more than 10 CGUs, none of which are individually material.

As of February 28, 2025, the accumulated impairment related to the Mozambique CGU amounted to ZAR 43.6 million (2024: NIL).

Impairment testing

The Group performs its annual impairment test at the end of each financial year, or more frequently if there are indications that goodwill may be impaired.

The Group considers the relationship between its market capitalization and its equity attributable to equity holders of the parent, among other factors, when performing the annual test of impairment. At February 28, 2025, the market capitalization of the Group exceeded the value of equity by ZAR 25.8 billion (2024: ZAR 11.3 billion).

The Group determines the recoverable amount of each cash-generating units (CGU) based on the higher of its value in use calculations and fair value less costs of disposal. The recoverable amounts of Mozambique, Portugal, Spain and Karooooo Logistics were calculated by using discounted cash flow valuation technique, which requires the use of various estimates. Each of the cash flow projections are based on forecasts over a five-year period, which have been approved by senior management.

The key estimates used for the value in use calculations and sensitivity to changes in assumptions are as follows:

		As of February 28/29
Key estimates applied in value in use calculation	CGU	2025	2024
Revenue growth rate
This is the average annual compound growth rate in revenue that is derived from	Mozambique	3%	-
management’s forecast and is based on external available information, such as GDP and	Portugal	19%	16%
industry growth rate within the region.	Spain	23%	19%
	Karooooo Logistics	4%	27%

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

Terminal growth rate
The estimated rate of growth after the five-year forecast period. This rate is informed	Mozambique	6%	-
primarily by external forecasts about economic activity by region. Changes in these rates	Portugal	2%	2%
are reflective of changes in market views on the economic growth in those regions.	Spain	2%	2%
	Karooooo Logistics	5%	5%
Discount rate
.The rate reflects the specific risks relating to the country and industry in which the entity	Mozambique	36%	-
operates. These rates were determined using externally available information. The rates	Portugal	16%	16%
were determined using the Weighted Average Cost of Capital model. The rate is a pre-tax rate.	Spain	16%	16%
	Karooooo Logistics	39%	35%

For Spain, Portugal and Karooooo Logistics, the Group has applied a 50 basis point (2024: 50 basis point) increase and decrease to the revenue growth rates, terminal growth rates and discount rates used in the impairment testing. The sensitivity test does not result in impairment.

During the year ended February 28, 2025, the operating environment in Mozambique is impacted by ongoing political and economic instability, which has introduced significant uncertainty regarding the near-to medium-term outlook for the country. The continued country-specific uncertainty has made the operating environment challenging. As a result, the Group recognized goodwill impairment relating to the Mozambique CGU amount of ZAR 43.6 million in the financial year ended February 28, 2025. The recoverable amount of the Mozambique CGU was determined to be ZAR 47.3 million based on value in use.

For the year ended 2024, for Mozambique, the Group has engaged an external valuer to determine the fair value less cost of disposal of the CGU using market approach, by applying price-to-value metrics observed in comparable companies to the CGU. The key estimates used for the fair value less costs of disposal calculations are earnings multiples. The market approach is based on the premise that the companies with similar business models and economic fundamentals would likely sell for similar prices. Comparable companies, which are typically listed companies trading in the same sector as the entity, would be identified and price-to-value metrics for these companies would be calculated. The Group has considered EV/EBITDA multiple as the most appropriate metric to determine the fair value less cost of disposal of this CGU. The EV/EBITDA multiples for the financial year 2024 were 6.8x.

The Other CGUs are valued on an earnings multiple basis. The key estimates used for the fair value less costs of disposal calculations are earnings multiples. The market approach is based on the premise that the companies with similar business models and economic fundamentals would likely sell for similar prices. Comparable companies, which are typically listed companies trading in the same sector as the entity, was identified and price-to-value metrics for these companies were calculated. The Group has considered EV/EBITDA multiple as the most appropriate metric to determine the fair value less cost of disposal of these CGUs.

9. DEFERRED TAX

		As of February 28/29
Figures in Rand thousands	Notes	2025	2024

Deferred tax liabilities		(95,892)	(69,840)
Deferred revenue		71,397	63,934
Property, plant and equipment and capitalized commission assets		(207,029)	(158,592)
Lease obligations		(3,385)	(2,411)
ECL provision on trade receivables		22,209	18,716
Other		20,916	8,513

Deferred tax assets		121,749	81,903
Deferred revenue		7,492	5,791
Property, plant and equipment and capitalized commission assets		61,767	41,842
Tax losses		27,287	15,186
Lease obligations		4,157	3,076
ECL provision on trade receivables		8,741	6,504
Other		12,305	9,504

Total net deferred tax assets		25,857	12,063

Reconciliation of deferred tax assets/(liabilities)
Beginning balance		12,063	9,025
Increase in deferred revenue temporary differences		9,315	5,569
Increase/ (Decrease) in ECL provision on trade receivables temporary differences		5,877	(393)
(Decrease)/ Increase in property, plant and equipment and capitalized commission assets temporary differences		(30,015)	4,313
Increase in tax losses temporary differences		12,939	6,370
Increase/ (Decrease) in lease obligation temporary differences		302	(7,120)
Increase/ (Decrease) in other temporary differences		14,362	(3,051)
Translation adjustments		1,014	(2,650)
Ending balance		25,857	12,063

Reconciliation of deferred tax balances
Beginning balance		12,063	9,025
Credit to statements of profit and loss	23	12,904	6,500
Others		(210)	132
Translation adjustments		1,100	(3,594)
Ending balance		25,857	12,063

Unrecognized deferred tax assets

The Group has not recognized deferred tax assets relating to available tax losses in start-up subsidiaries where the probability of future taxable income is uncertain. These potential deferred tax assets will be recognized and utilized in future periods as and when they meet the recognition criteria. The tax losses available from these subsidiaries are ZAR 138.1 million (2024: ZAR 113.1 million). None of the tax losses expire in terms of local tax legislation.

Unrecognized deferred tax liabilities

No deferred tax liability is recognized on temporary differences of ZAR 1,676.8 million (2024: ZAR 1,131.1 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timings of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

10. INVENTORIES

	As of February 28/29
Figures in Rand thousands	2025	2024

Vehicles	-	2,083
Other consumables	3,830	4,499
Total inventories	3,830	6,582

Inventories recognized as an expense in cost of revenue is ZAR 2.1 million (2024: ZAR 267.3 million, 2023: ZAR 218.8 million).

11. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of February 28/29
Figures in Rand thousands	2025	2024

Trade amounts due from related parties	369	-
Trade receivables	672,370	554,107
Expected credit loss provision	(210,906)	(165,240)
	461,833	388,867
Other receivables
Non-trade amounts due from related parties	173	-
Deposits	24,631	500,646
Sundry debtors	38,661	24,656
Finance lease receivables	12,888	17,326
	538,186	931,495

Prepayments	63,726	55,778
Other taxes	7,178	16,956
Total trade and other receivables and prepayments	609,090	1,004,229

Non-current	11,629	18,831
Current	597,461	985,398
	609,090	1,004,229

During the year ended February 28, 2024, the Group had short term bank deposits included in total deposits, amounting to ZAR 485.7 million are placed with a licensed bank for a term of 5 to 9 months and earns interests at the bank’s prevailing deposit rate. There were no bank fixed deposits with maturity dates longer than 3 months as at February 28, 2025.

During the year ended February 28, 2023, the Group entered into a finance leasing arrangement as a lessor for a machinery to a third party. The average term of finance leases entered into is five years. The following table shows the maturity analysis of the undiscounted lease payments to be received:

	As of February 28/29
Figures in Rand thousands	2025	2024
Maturities analysis
– within one year	4,830	4,438
– within two to four years	8,058	12,888
Present value of lease payments	12,888	17,326

Non-current asset	8,058	12,888
Current asset	4,830	4,438
	12,888	17,326

The Group recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. The determination of the expected credit loss provision is calculated on a basis specific to each customer grouping and jurisdiction in which the Group operates and requires the use of estimates. Additional information regarding credit risk applicable to trade receivables is disclosed in Note 29.2 (a).

The Group has recognized a loss allowance of 100% (2024: 100%) against aged receivables, and debts are considered aged and not recoverable when they typically reach 360 or 450 days, depending on respective entities’ historical experiences. The method in providing for expected credit losses is consistent with prior years.

The average credit period extended to customers is 30 days (2024: 30 days). No interest is charged on outstanding trade receivables.

Credit quality of trade and other receivables

Information on credit quality of trade and other receivables is on Note 29.2 (a).

Reconciliation of the expected credit loss provision recognized with regard to trade and other receivables

	As of February 28/29
Figures in Rand thousands	2025	2024

Beginning balance	(165,240)	(149,541)
Allowance for expected credit losses, net	(114,555)	(109,422)
Amounts utilized	67,292	90,538
Translation adjustments	1,597	3,185
Ending balance	(210,906)	(165,240)

12. LOANS TO/(FROM) RELATED PARTIES

	As of February 28/29
Figures in Rand thousands	2025	2024

Non-current assets
Loan to a related party	28,700	28,200

Current liabilities
Loan from a related party	(138)	(924)

Related party loans are unsecured, bear no interest and have no fixed terms of repayment. The fair value of these financial instruments approximates the carrying amount.

13. CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT

	As of February 28/29
Figures in Rand thousands	2025	2024

Cash on hand	4,054	1,965
Bank balances	208,971	457,366
Short-term deposits	829,857	196
Cash and cash equivalents in the consolidated statement of financial position	1,042,882	459,527
Bank overdrafts	(205,299)	(23,362)
Cash and cash equivalents in the consolidated statement of cash flows	837,583	436,165

Current assets	1,042,882	459,527
Current liabilities	(205,299)	(23,362)
	837,583	436,165

Information on cash flow management is included in Note 29.2 (b). Refer to Note 33 for information on the various facilities available to the Group.

14. SHARE CAPITAL AND TREASURY SHARES

	As of February 28/29
Figures in Rand thousands	2025	2024

Share Capital
Issued and fully paid 30,893,300 (2024: 30,951,106) ordinary shares of no par value	7,142,853	7,142,853

The holder of ordinary shares is entitled to receive dividends as declared from time to time, and is entitled to one vote per share at meetings of the Company.

	As of February 28/29
Figures in Rand thousands	2025	2024

Treasury shares
Beginning balance	(23,816)	-
Treasury shares purchased	(3,461)	(23,816)
Treasury shares cancelled	27,277	-
Ending balance	-	(23,816)

In 2024, the Company acquired 51,106 shares in the open market, of which 14,637 shares are held in trust by Cartrack Holdings Proprietary Ltd. The total amount paid to acquire the shares was ZAR 23.8 million and this was presented as a component within shareholder’s equity. These shares were cancelled with effect on May 24, 2024.

During the year ended February 28, 2025, the Company acquired 6,700 shares in the open market. The total amount paid to acquire the shares was ZAR 3.5 million and this was presented as a component within shareholder’s equity. These shares were cancelled with effect on June 17, 2024.

15. TERM LOANS

					As of February 28/29
Figures in Rand thousands	Notes	Currency	Interest rate	Maturity	2025	2024

Non-current liabilities
Mortgaged bonds	15(a)	ZAR	Prime rate less 1.15%	December 2025	-	41,645
Interest-bearing loan	15(c)	EUR	6-month Euribor rate plus 0.75%	September 2031	31,640	-
					31,640	41,645

Current liabilities
Mortgaged bonds	15(a)	ZAR	Prime rate less 1.15%	December 2025	41,182	6,534
Interest-bearing loan	15(b)	ZAR	Prime rate less 1.5%	December 2025	237,190	-
Interest-bearing loan	15(c)	EUR	6-month Euribor rate plus 0.75%	September 2031	4,941	-
					283,313	6,534
Total term loans	33				314,953	48,179

(a)	A mortgage bond of ZAR 65 million is registered in favor of First Rand Bank Limited over the remaining extent of Erf 160, Rosebank and Portion 6 of Erf 161, Rosebank, registered in the name of Purple Rain Properties No 444 Proprietary Limited (“Purple Rain”). Cartrack Proprietary Limited has signed a limited suretyship of ZAR 60 million for the mortgage bond. Interest levied by First Rand Bank Limited is at a rate of prime less 1.15% and repayable in equal monthly installments over a period of 60 months. The final repayment date is December 01, 2025. Covenants are reviewed annually unless loan instalments are not met timeously. As of February 28, 2025 and February 29, 2024, the Group has not breached the Loan-to-Value (“LTV”) covenant of percentage and Minimum Debt Service Coverage Ratio (“DSCR”) of 1.2x.

(b)	In September 2024, Cartrack Portugal, S.A., secured a EUR 2.0 million loan from Banco Comercial Português, S.A. The loan bears an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year period. There were no covenant relating to this loan.

(c)	In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250.0 million to Purple Rain Properties No.444 Proprietary Limited (the owner of the South Africa Central Office) for funding the construction of the building. Interest levied by the bank is at a rate of prime less 1.5% and will mature on December 21, 2025. No security has been provided for this loan arrangement. The financial conditions under the loan agreement are the Loan to Value Ratio shall not exceed 60% from the period commencing on June 21, 2024 (the First Utilisation Date) until the first anniversary of the First Utilisation Date and 55% during the next calendar period of 12 months. The Interest Cover Ratio shall not be less than 1.45 times for the period from the First Utilisation Date until the first anniversary of the First Utilisation Date and 1.71 times in the following period of 12 months. As of February 28, 2025, the financial conditions have been met.

Reconciliation of movement of liabilities to cash flows arising from financing activities

	As of February 28/29
Figures in Rand thousands	Loan from a related party	Other loans and borrowings	Lease liabilities	Total

Balance at March 1, 2024	924	48,179	194,340	243,443
Changes from financing cash flows	(686)	266,184	(77,633)	187,865
Proceeds from borrowings	52	289,518	-	289,570
Repayment of a related party loan	(738)	-	-	(738)
Repayment of term loans	-	(23,334)	-	(23,334)
Payments of lease liabilities	-	-	(77,633)	(77,633)
The effect of changes in foreign exchange rates	(100)	(968)	(4,338)	(5,406)

Other changes	-	1,558	92,327	93,885
Interest paid	-	(18,685)	(16,346)	(35,031)
New leases	-	-	96,606	96,606
Interest expense	-	20,473	16,346	36,819
Disposal	-	-	(4,279)	(4,279)
Others	-	(230)	-	(230)
Balance at February 28, 2025	138	314,953	204,696	519,787

Balance at March 1, 2023	607	59,947	120,727	181,281
Changes from financing cash flows	290	(12,018)	(57,892)	(69,620)
Proceeds from a related party loan	342	-	-	342
Repayment of a related party loan	(52)	-	-	(52)
Repayment of term loans	-	(12,018)	-	(12,018)
Payment of lease liabilities	-	-	(57,892)	(57,892)
The effect of changes in foreign exchange rates	27	250	5,011	5,288

Other changes	-	-	126,494	126,494
Interest paid	-	(194)	(11,371)	(11,565)
New leases	-	-	156,085	156,085
Disposal	-	-	(29,591)	(29,591)
Interest expense	-	194	11,371	11,565
Balance at February 29, 2024	924	48,179	194,340	243,443

16. LEASE LIABILITIES

The undiscounted maturity analysis of lease liabilities is as follows: -

	Minimum lease payment due
Figures in Rand thousands	Within 1 year	2-4 years	Over 4 years	Total

At 28 February 2025
Lease payments	84,398	132,804	788	217,990
Finance charges	(6,953)	(6,330)	(11)	(13,294)
Present value of lease payments	77,445	126,474	777	204,696

At 29 February 2024
Present value of lease payments	63,055	123,387	7,898	194,340

	As of February 28/29
Figures in Rand thousands	2025	2024

Non-current liabilities	127,251	131,285
Current liabilities	77,445	63,055
	204,696	194,340

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

Property leases capitalized have an average lease term of four years and interest incurred is at an incremental borrowing rate of a similar asset. External sources of information were used to determine incremental borrowing rate of a similar asset. Total cash outflows for leases recognized in statement of cash flows ZAR 94.0 million (2024: ZAR 69.3 million, 2023: ZAR 64.8 million).

The Group leases office building, motor vehicles and IT equipment with contract terms less than twelve months. These leases are short-term. For the financial year ended February 28, 2025, the Group recognized lease payments of ZAR 5.0 million (2024: ZAR 7.3 million, 2023: ZAR 6.2 million) associated with these short-term leases as an expense on a straight-line basis over the lease term.

17. DEFERRED REVENUE

	As of February 28/29
Figures in Rand thousands	2025	2024

Beginning balance	447,150	395,867
Amounts deferred in current financial year	489,444	474,706
Amounts released to revenue in the current financial year	(444,690)	(382,081)
Translation adjustments	(7,165)	(41,342)
Ending balance	484,739	447,150

Non-current liabilities	126,959	121,302
Current liabilities	357,780	325,848
	484,739	447,150

Majority of subscription revenues are billed monthly in advance and then recognized in revenue as the service is provided. In most situations, ownership of all telematics devices remain with the Group. For customers who have paid for the hardware fees and service upfront, revenue for the hardware fees is deferred and recognized over 60 months and the service revenue is recognized over time as the services are performed.

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period.

	As of February 28/29
Figures in Rand thousands	2025	2024

Maturities analysis
– within one year	357,780	325,848
– within two to four years	121,514	115,801
– over four years	5,445	5,501
Present value of amounts received in advance	484,739	447,150

18. TRADE AND OTHER PAYABLES

	As of February 28/29
Figures in Rand thousands	2025	2024

Trade payables
Amounts due to related parties	3,686	12,230
Trade payables	212,310	207,308
Accrued expenses	156,321	149,251
	372,317	368,789

Other payables
Sundry creditors	32,804	19,639
Other taxes	55,790	48,131
Dividend payable to NCI	9,026	9,725
	97,620	77,495
	469,937	446,284

The amounts due to related parties are unsecured, interest-free and repayable on demand. Trade payables are non-interest bearing and are normally settled on 30 to 60 days term. The fair value of the financial instruments approximates their carrying amounts.

19. REVENUE

The Group generates revenue by offering a full-stack smart mobility technology SaaS platform for connected vehicles and other assets, vehicles sales and delivery services. In the following table, revenue from contracts with customers is disaggregated by revenue streams, primary geographical markets and timing of revenue recognition.

	As of February 28/29
Figures in Rand thousands	2025	2024	2023

Revenue from contracts with customers
Subscription revenue - Cartrack	4,055,394	3,522,816	3,003,931
Subscription revenue - Karooooo Logistics	12,783	12,989	6,141
Other revenue - Cartrack	89,618	90,879	72,709
Hardware sales	37,018	43,250	29,685
Installation revenue	29,510	29,186	29,278
Miscellaneous contract fees	23,090	18,443	13,746
Vehicle sales	2,099	274,787	250,845
Delivery service fees	407,565	304,040	173,441
Total revenue	4,567,459	4,205,511	3,507,067

Primary geographical markets
South Africa	3,364,854	3,171,851	2,730,401
Africa-Other	143,803	144,020	131,077
Europe	399,209	347,628	257,078
Asia-Pacific*, Middle East and USA	659,593	542,012	388,511
	4,567,459	4,205,511	3,507,067

Timing of revenue recognition
Products and services transferred at a point in time	499,282	669,706	323,554
Services transferred over time	4,068,177	3,535,805	3,183,513
Total revenue	4,567,459	4,205,511	3,507,067

*	Included in Asia-Pacific is revenue from Singapore amounted to ZAR 141.1 million (2024: ZAR 132.4 million, 2023: ZAR 105.6 million).

20. OPERATING PROFIT

		As of February 28/29
Figures in Rand thousands	Notes	2025	2024	2023

Operating profit is stated after accounting for the following charges:
Depreciation of property, plant and equipment	5	606,487	588,660	493,788
Amortization of capitalized commission assets	6	100,223	83,155	64,707
Amortization of intangible assets	7	56,072	59,482	51,143
Employee benefits expense		1,251,384	1,076,244	865,831
Defined contribution plan		41,113	45,468	44,681

21. FINANCE INCOME

	As of February 28/29
Figures in Rand thousands	2025	2024	2023

Interest income from bank balances	44,167	39,418	23,255

22. FINANCE COSTS

	As of February 28/29
Figures in Rand thousands	2025	2024	2023

Lease liabilities	16,346	11,371	8,199
Term loans	20,473	194	797
Bank overdraft	13,465	2,296	291
Others	582	1,961	808
	50,866	15,822	10,095

23. TAXATION

		As of February 28/29
Figures in Rand thousands	Notes	2025	2024	2023

Major components of the tax expense:
Current tax
Current year		297,670	297,546	250,606
Prior year		(1,998)	(120)	(4,671)
		295,672	297,426	245,935

Deferred tax
Current year		(4,340)	(12,964)	15,972
Prior year		(8,564)	6,464	1,257
	9	(12,904)	(6,500)	17,229

Withholding tax		27,043	20,628	22,134

Total tax expense		309,811	311,554	285,298

Reconciliation between accounting profit and tax expense:
Profit before taxation		1,246,921	1,065,710	894,104
Tax at the applicable tax rate of 17% [1] (2024: 17%, 2023: 17%)		211,976	181,171	151,998
Effect of different tax rates in foreign jurisdictions		97,965	90,081	91,841

Taxation effect of adjustments on taxable income:
Utilization of previously unrecognized tax losses		(7,918)	(10,811)	(2,239)
Tax incentive		(3,130)	(6,549)	(5,975)
Income not subject to tax		(5,924)	(1,414)	(4,184)
Non-deductible expenses for tax purposes:
Impairment of goodwill		7,413	-	-
Other non-deductible expenses		3,997	15,898	20,789
Recognition of previously unrecognized tax losses		(11,956)	-	(1,794)
Current year losses for which no deferred tax asset is recognized		3,663	19,223	14,085
Withholding tax		27,043	20,628	22,134
Prior year tax (over)/under provision		(10,562)	6,344	(3,414)
Tax effect of deferred tax on decrease in tax rate		79	-	(594)
Others		(2,835)	(3,017)	2,651
Total tax expense		309,811	311,554	285,298

[1]	This is the corporate tax rate in Singapore.

24. TAXATION PAID

	Year ended February 28/29
Figures in Rand thousands	2025	2024	2023

Balance payable at beginning of the year	(64,661)	(47,369)	(32,100)
Current tax for the year recognized in profit or loss	(322,715)	(318,054)	(268,069)
Translation adjustments	4,524	(1,195)	(3,821)
Balance payable at end of the year	44,417	64,661	47,369
Taxation paid during the year	(338,435)	(301,957)	(256,621)

25. DIVIDEND

Dividend per share

Dividend paid by the Company to owner of the Company

	Year ended February 28/29
Figures in Rand thousands	2025		2024
	Per share (ZAR)	Amount	Per share (ZAR)	Amount
Interim dividend	19.79	612,422	16.14	499,518

26. INTEREST IN SUBSIDIARIES

The following table lists the entities which are controlled by the Group.

Company Name	Held by	Country of incorporation	% holding 2025	% holding 2024
Cartrack Holdings Proprietary Limited	Karooooo Ltd	South Africa	100.0	100.0
Carzuka.com Pte Ltd[1,5]	Karooooo Ltd	Singapore	-	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Software Pte. Ltd.[5]	Karooooo Ltd	Singapore	-	100.0
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.0	100.0
Karooooo Cartrack Limited[3]	Karooooo Ltd	Uganda	100.0	100.0
Cartrack (Cambodia) Co. Ltd	Karooooo Management Company Pte. Ltd.	Cambodia	100.0	100.0
Cartrack Swaziland (Pty) Ltd[4]	Karooooo Management Company Pte. Ltd.	Kingdom of Eswatini	76.0	76.0
Carzuka Pte Ltd[1,5]	Carzuka.com Pte. Ltd.	Singapore	-	100.0
Karooooo Technologies Proprietary Limited	Karooooo Proprietary Ltd	South Africa	100.0	100.0
Cartrack Management Services Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Insurance Agency Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.0	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Purple Rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Karooooo Logistics (Pty) Ltd	Cartrack Holdings Proprietary Limited	South Africa	74.8	70.1
Cartrack Telematics Proprietary Limited[2]	Cartrack Proprietary Limited	South Africa	49.0	49.0
Cartrack Academy (Pty) Ltd[6]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[1,2,7]	Cartrack Proprietary Limited	South Africa	49.0	49.0

Company Name	Held by	Country of incorporation	% holding 2025	% holding 2024
CTK Shell 2 (Pty) Ltd[1]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	100.0
Karooooo Kenya Limited	Cartrack Technologies Pte. Limited	Kenya	70.0	70.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0
Cartrack Investments UK Limited[1]	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC.	Cartrack Technologies Pte. Limited	Philippines	100.0	100.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	51.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited	Cartrack Technologies Pte. Limited	Zambia	100.0	100.0
Cartrack (Mauritius)[1,5]	Cartrack Technologies Pte. Limited	Mauritius	-	100.0
Cartrack Vietnam Limited Liability Company	Cartrack Technologies Pte. Limited	Vietnam	100.0	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.Sp.zo.o	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack Limitada[2]	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	90.0	90.0
Cartrack for Information Technology Company[1]	Cartrack Technologies LLC	Kingdom of Saudi Arabia	51.0	51.0

1	Dormant
2	The Group considers Cartrack Limitada, Combined Telematics Services Proprietary Limited and Cartrack Telematics Proprietary Limited as subsidiaries of the Group as the Group has the right to appoint majority of the directors on the Board of Directors of these entities through contractual shareholders’ agreement. The Board of Directors of the companies direct the relevant activities of these entities. Accordingly, the Group is exposed to and has the rights to variable returns, and has the ability to affect those returns through the Board of Directors.
3	90% of the share capital of Karooooo Cartrack Limited is held by Karooooo Limited and the remainder 10% of the share capital is held by Karooooo Management Company Pte Limited.
4	74% of the share capital of Cartrack Swaziland (Pty) Ltd is held by Karooooo Management Company Pte. Ltd. and 2% is held by Cartrack Holdings Proprietary Limited.
5	As at financial year ended February 28, 2025, the entities were deregistered and ceased to exist as legal entities.
6	CTK Shell 1 (Pty) Ltd was renamed to Cartrack Academy (Pty) Ltd on June 20, 2024.
7	This entity was deregistered after February 28, 2025

Loans provided to subsidiary companies which require financial support have been subordinated in favor of third- party creditors of the underlying companies.

On March 1, 2023, Cartrack acquired 76% of the shares and voting interests in Cartrack Swaziland (Pty) Ltd for a consideration of ZAR 9,120,000, recognizing a goodwill of ZAR 6.2 million (see Note 27).

On April 30, 2024, Karooooo Logistics (Pty) Ltd repurchased its ordinary shares at a purchase price of ZAR 15.2 million in accordance with the Companies Act of South Africa and cancelled the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd increased from 70.1% to 74.8% after completion of the repurchase and cancellation.

27. ACQUISITION OF SUBSIDIARY

(i) Cartrack Swaziland (Pty) Ltd

On March 8, 2023, the Group acquired 76% of the shares and voting interests in Cartrack Swaziland (Pty) Ltd, from its existing franchisees for a consideration of ZAR 9.12 million, recognizing a goodwill of ZAR 6.2 million. The goodwill amount is not material to the Group.

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

Goodwill arising on the acquisitions is attributable to the synergies expected to arise from their integration with the Group, the skilled workforce acquired and the expanded customers. The primary reason for these acquisitions is to strategically expand its customer base.

28. RELATED PARTIES

All related party transactions are entered into in the normal course of business and at prices available at negotiated terms. Whenever it exists, related party transactions also include transactions with entities that are controlled or significantly influenced by any key management personnel.

Key management personnel are the persons who have authority and responsibility for planning, directing and controlling the activities of the Group or the Company either directly or indirectly.

In addition to the information disclosed in Notes 11, 12 and 18 in the financial statements, the following transactions took place between the Group and related parties which does not include any holding companies or associates and joint venture, at the terms agreed between parties:

28.1 Transactions with related parties

	Year ended February 28/29
Figures in Rand thousands	2025	2024	2023

Sales to related parties	27,296	30,730	20,139
Purchases from related parties	(146,871)	(137,107)	(92,520)
Rent paid to related parties	(8,727)	(8,468)	(6,121)

28.2 Balances with related parties

	Year ended February 28/29
Figures in Rand thousands	2025	2024

Amount due from related parties	542	-
Amount due to related parties	(3,686)	(12,230)
Loan due from related parties	28,700	28,200
Loan due to related parties	(138)	(924)

28.3 Key management compensation short term employee benefits

Key management personnel compensation comprised the following:

	Year ended February 28/29
Figures in Rand thousands	2025	2024	2023

Short-term employee benefits	18,285	18,094	16,557
Post-employment benefits	456	430	378
	18,741	18,524	16,935

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to directors and key management personnel.

29. RISK MANAGEMENT

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

29.1 Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors return of capital, as well as the level of dividends to shareholders.

The capital structure of the Group consists of debt, which includes the borrowings and lease obligations disclosed in Note 15 and 16 respectively, cash and cash equivalents and bank overdraft disclosed in Note 13, and equity as disclosed in the consolidated statement of financial position.

There were no changes in the Group’s approach to the capital management during the financial year.

In order to maintain or adjust the capital structure, the Group may adjust the amounts of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

29.2 Financial risk management

The Group has exposure to the following risks arising from financial instruments: credit risk, liquidity risk, currency and interest rate risk.

29.2 (a) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or financial institution where deposits are held fail to meet the contractual obligations, and arises principally from the Group’s receivables from customers, cash deposits and cash equivalents.

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

There has been no change in credit risk estimation techniques since the last financial year. The carrying amounts of financial assets represent the maximum credit exposure. Expected credit losses on financial assets recognized in profit or loss were as follows:

	Year ended February 28/29
Figures in Rand thousands	2025	2024	2023

Expected credit loss provision on trade receivables arising from contracts with customers	114,555	109,422	87,541

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the country in which the customer operates. Details of concentration of revenue are included in Note 19.

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

The following table provides information about the expected credit loss rate for trade receivables by ageing category:

Figures in Rand thousands	Expected credit loss rate	Gross carrying amount	Impairment loss allowance

At February 28, 2025
Since invoicing	6%	229,073	13,546
1 month since invoicing date	12%	82,721	10,302
2 months since invoicing date	23%	38,484	8,998
3 months since invoicing date	55%	322,461	178,060
Total	31%	672,739	210,906

At February 29, 2024
Since invoicing	6%	201,762	12,844
1 month since invoicing date	14%	64,098	8,988
2 months since invoicing date	22%	39,487	8,627
3 months since invoicing date	54%	248,760	134,781
Total	30%	554,107	165,240

Cash and cash equivalents

The Group held cash and cash equivalents of ZAR 643.3 million as at February 28, 2025 (2024: ZAR 459.5 million) and short term deposits amounting to ZAR 399.5 million as at February 28, 2025 (2024: ZAR 485.7 million). The amounts are held with major banks and financial institutions which are rated and regulated in each country. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. None of the bank’s holding deposits show financial strain. Impairment on cash and cash equivalents at bank and short term deposits has been measured on a 12-month expected loss and reflect the short maturity of the exposures. The Group considers that its cash and cash equivalents at bank and short term deposits have low credit risk and the amount of the allowance to be insignificant.

29.2 (b) Liquidity risk

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

Figures in Rand thousands	Less than 1 year	2 years	3 years	4 years	>5 years	Total

At February 28, 2025
Term loans	306,556	6,355	6,355	6,289	16,414	341,969
Lease obligations	84,398	69,922	46,061	16,821	788	217,990
Trade and other payables	414,147	-	-	-	-	414,147
Loan from a related party	138	-	-	-	-	138
Bank overdraft	205,299	-	-	-	-	205,299

At February 29, 2024
Term loans	11,313	45,089	-	-	-	56,402
Lease obligations	74,161	63,876	34,842	31,868	15,033	219,780
Trade and other payables	398,153	-	-	-	-	398,153
Loan from a related party	924	-	-	-	-	924
Bank overdraft	23,362	-	-	-	-	23,362

29.2 (c) Currency risk

The Group is exposed to currency risk to the extent that sales, purchases, and borrowings of the foreign operations are denominated in a currency other than the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the ZAR, USD, Euro (EUR), Mozambican metical (MZN), the Singapore dollar (SGD) and Polish zloty (PLN).

The Group does not apply hedge accounting.

Exposure to currency risk

The summarized quantitative data about the Group’s exposure to currency risk of the Group is as follows:

Figures in Rand thousands	USD	EUR	SGD

At February 28, 2025
Trade and other receivables	55,354	34,535	50,212
Cash and cash equivalents	825,778	16,614	16,561
Trade and other payables	(4,334)	(36,366)	(34,472)
	876,798	14,783	32,301

At February 29, 2024
Trade and other receivables	326,060	5,213	1,306
Loan from a related party	127,802	86,824	-
Loans to related parties	(236,878)	-	(20,869)
Cash and cash equivalents	70,015	2,590	1,868
Trade and other payables	(230,793)	(5,318)	(15,639)
	56,206	89,309	(33,334)

Sensitivity analysis

A strengthening/weakening of the ZAR against the USD, EUR and SGD, at year-end would have impacted the measurement of financial instruments denominated in a foreign currency, equity and profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant. A factor change of 10% has been applied to the exchange rates.

Figures in Rand thousands	Strengthening of ZAR	Weakening of ZAR

February 28, 2025
USD	(87,680)	87,680
EUR	(1,478)	1,478
SGD	(3,230)	3,230
	(92,388)	92,388

February 29, 2024
USD	(5,621)	5,621
EUR	(8,931)	8,931
SGD	3,333	(3,333)
	(11,219)	11,219

29.2 (d) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk relates primarily to the Group’s loan obligations with variable interest rates as follow:

●	The term loan granted by Standard Bank of South Africa Limited in June 2024 bears interest at a rate equivalent to the prime rate less 1.5%.

●	The mortgaged bond with First National Bank attracts interest at a rate of prime rate less 1.15% p.a.

●	The term loan with Banco Comercial Português, S.A attracts interest at a rate of 0.75% p.a plus 6-months EURIBOR.

●	The bank overdraft facility with Capitec Bank Limited, previously Mercantile Bank (“Capitec Bank”) attracts interest at Capitec Bank’s prime lending rate, which as at the date of this annual report was 10.75% p.a.

●	The term loan with Caixa Geral Depositos de S.A attracts interest at a rate of 3% p.a plus 12-month Euro Interbank Offered Rate (“EURIBOR”). The reform of EURIBOR was completed and as a result it can continue to be used as a reference rate. The term loan was fully repaid on January 18, 2024.

●	During the financial year ended February 2024, the Group utilized the term loan facility with Standard Bank of South Africa Limited and attracted interest at a rate of 2.05% plus 3-month Johannesburg Interbank Average Rate (“JIBAR”). The facility was repaid on February 26, 2024.

No financial instruments were entered into to mitigate the risk of interest rate movements.

Interest rate sensitivity

The following table illustrates the effects on Group’s earnings and equity, all other factors remaining constant. A factor of 1% has been applied to the interest rates:

	As of February 28/29
Figures in Rand thousands	2025	2024

Effect on profit before tax (1% increase)	(5,203)	(479)
Effect on profit before tax (1% decrease)	5,203	479

30. ANALYSIS OF ASSETS AND LIABILITIES BY FINANCIAL INSTRUMENT CLASSIFICATION

The following table shows the carrying amounts and classification of financial assets and financial liabilities. The carrying amounts approximate their fair values.

		As of February 28/29
Figures in Rand thousands	Notes	2025	2024

Financial assets (at amortized cost)
Loan to a related party	12	28,700	28,200
Trade and other receivables (exclude prepayments and other taxes)	11	538,186	931,495
Cash and cash equivalents	13	1,042,882	459,527
		1,609,768	1,419,222

Financial liabilities (at amortized cost)
Loan from a related party	12	138	924
Trade and other payables (exclude other taxes)	18	414,147	398,153
Term loans	15	314,953	48,179
Bank overdraft	13	205,299	23,362
		934,537	470,618

31. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value hierarchy

The Group categorizes fair value measurement using a fair value hierarchy that is dependent on the valuation inputs used as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Unobservable inputs for the asset or liability

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets and liabilities not measured at fair value, for which fair value is disclosed

As of February 28, 2025, the fair value of loan to a related party as disclosed in the table below is based on significant unobservable inputs (Level 3) and have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

	As of February 28, 2025
Figures in Rand thousands	Notes	Carrying amount	Aggregate fair value

Loan to a related party	12	28,700	28,700

Fair value of financial instruments by classes that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

Cash and cash equivalents (Note 13), trade and other receivables (Note 11), trade and other payables (Note 18), term loans (Note 15), loan from a related party (Note 12), and lease liabilities (Note 16). The carrying amounts of these financial assets and liabilities are reasonable approximation of fair values as they are short term in nature, market interest rate instruments.

Fair value of financial instrument classes that are not carried at fair value and whose carrying amounts are not reasonable approximation of fair value

There are no financial instruments that are not carried at fair value and whose carrying amounts are not reasonable approximation of fair value.

32. BASIC AND DILUTED EARNINGS PER SHARE INFORMATION

Basic and diluted earnings per share

The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.

	Year ended February 28/29
	2025	2024	2023
Basic earnings
Profit attributable to ordinary shareholder of Karooooo (ZAR ’000)	921,031	738,191	597,153

Weighted average number of ordinary shares issued	30,894,805	30,948,470	30,951,106

Basic and diluted earnings per share (ZAR)	29.81	23.85	19.29

Diluted earnings per share

There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share.

33. FUNDING FACILITIES

Bank overdraft and overdraft facility

In March 2020, Cartrack Proprietary Limited entered into an unsecured short-term overdraft and other facilities with Capitec Bank Limited, previously Mercantile Bank (“Capitec Bank”), pursuant to a Short-Term Facility Letter, as amended and supplemented from time to time (the “Overdraft Facility”). Pursuant to the most recent Addendum to the Short-Term Facility Letter, dated April 18, 2024, the Overdraft Facility was increased to ZAR 300.0 million. Amounts due under the Overdraft Facility bear interest at Capitec Bank’s prime lending rate, which as at the date of this annual report was 10.75%. Subject to completion of documentation, Capitec Bank has approved the extension of the expiry date to March 31, 2026.

As of February 28, 2025, ZAR 205.3 million (2024: ZAR 23.4 million) of the facility had been utilized.

Term loan facility

In February 2021, Cartrack Proprietary Limited entered into a funding facility (the “Loan”) of ZAR 925.0 million with The Standard Bank of South Africa Limited (“Standard Bank”). The Loan consisted of an uncommitted term facility of ZAR 850.0 million and a committed term facility of ZAR 75.0 million. The Loan was terminated on February 26, 2024.

34. COMMITMENTS

Other than the lease commitments disclosed in Note 16, as at February 28, 2025, the Group has no outstanding commitments for capital expenditure. As at February 29, 2024, the Group had commitments for capital expenditure amounting to ZAR 151.7 million, relating to the redevelopment of its South Africa Central Office. The redevelopment was completed during the financial year.

35. SUBSEQUENT EVENTS

There were no material events subsequent to the end of the financial year that require disclosure or adjustment.