Form 20-F
period 2026-02-28
Karooooo Ltd.
filed 2026-06-09
CIK 1828102

As filed with the Securities and Exchange Commission on June 9, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended February 28, 2026

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

30,893,300 shares of Common Stock as at February 28, 2026

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

Yes ☐ No ☒

ANNUAL REPORT

i

INTRODUCTION

Karooooo Ltd (“Karooooo or the “Company”) was incorporated on May 19, 2018 in the Republic of Singapore. The Company is listed on the Nasdaq (April 1, 2021) and concluded an inward secondary listing on the Johannesburg Stock Exchange (“JSE”) by April 21, 2021.

Karooooo digitally transforms physical operations by simplifying decision making. Our Operational Intelligence Platform serves as the central nervous system for connected operations, integrating vehicles, assets, field workforces and operational workflows into a single intelligent ecosystem. Through proprietary hardware technology and software, the platform captures, processes and analyzes real-world operational data, transforming billions of data points into actionable intelligence that helps customers make faster, better decisions across safety, productivity, compliance, cost control and service execution. Delivered through intuitive cloud-based applications, the platform combines operational visibility, workflow automation, AI-powered video intelligence and decision-support capabilities to help businesses improve performance, reduce risk and operate more efficiently at scale.

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

All references in this annual report to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America, all references to “R”, “rand” and “ZAR” refer to the currency of South Africa and all references to “S$” or “Singapore dollar” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this annual report are in rand. Our financial year ends on February 28 or February 29 of each year. References in this annual report to a financial year, such as “financial year 2026,” relate to our financial year ended on February 28 or February 29, as applicable, of that calendar year.

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

Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include, but are not limited to, the risks described under “Risk Factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	the effects of macroeconomic and geopolitical events on our business, customers and partners - including the conflicts in the Middle East and related disruptions to shipping, the Russia-Ukraine conflict, political and economic uncertainty in Mozambique, geopolitical tensions involving China, financial distress caused by bank failures, global supply chain disruptions, foreign currency fluctuations, elevated inflation and interest rates, shifting trade, tariff and monetary policies, and pandemics or widespread outbreaks of illnesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry, including artificial intelligence;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of operational intelligence platforms;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems, including as a result of artificial intelligence;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors”.

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

A summary of the risk factors is followed by a detailed description of each risk factor.

RISK FACTOR SUMMARY

Risks Relating to Our Business and Operations

●	We may not be able to add new customers and retain existing customers, which could have a material adverse effect on our ability to grow our business and increase revenue.

●	We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.

●	The effects of macroeconomic and geopolitical events on our business, customers and partners – including , the conflicts in the Middle East and related disruptions to shipping, the Russia-Ukraine conflict, political and economic uncertainty in Mozambique, geopolitical tensions involving China, financial distress caused by bank failures, global supply chain disruptions, foreign currency fluctuations, elevated inflation and interest rates, shifting trade, tariff and monetary policies, and pandemic or widespread outbreak of illnesses, could have a material adverse effect on our business, financial condition and results of operations.

●	Our inability to adapt to rapid technological change, including artificial intelligence, in our industry and related industries, could impair our ability to remain competitive and adversely affect the results of our operations.

●	Our inability to successfully recover should we experience a disaster or other business continuity issue could cause material financial loss, loss of human capital, regulatory actions, reputational harm and/or legal liability.

●	The global market for fleet management and operational intelligence solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

●	An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our operational intelligence platform, which could have a material adverse effect on our revenue.

●	Our dependence on various lead generation programs could adversely affect our operating results if we are required to pay more for such programs or we are unable to attract new customers at the same historic rate.

●	If we are unable to successfully convert customer sales leads into customer sales on a cost-effective basis, our revenue and results of operations would be adversely affected.

Risks Relating to Our Reliance on Third Parties

●	The conduct of third-party security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.

●	We depend on certain key suppliers, telemetry and video hardware vendors and original equipment manufacturers (“OEM”) as part of our hardware manufacturing process, procurement and customer acquisition process. An interruption in the supply of components, third party hardware vendors and OEM fitted telemetry could impair our customer acquisition process.

●	We depend on specific open-source software and third-party software licenses, and the inability to license or use such software from third parties could render our platform inoperable or pose other risks.

Risks Relating to Our Growth Strategy

●	We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

●	We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

●	Investments into our operational intelligence platform and technology infrastructure may not yield the desired results.

●	If we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

●	Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity

●	Evolving regulation and changes in applicable laws relating to the Internet, data privacy and cybersecurity may increase our expenditure on compliance measures or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

●	Any significant disruption in service on our operational intelligence platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, including as a result of artificial intelligence, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

●	Security or privacy breaches in our electronic transactions or data may expose us to additional liability, regulatory sanctions or result in a loss of customers, all of which events could harm our business.

●	The development and maintenance of systems to increase cyber resilience is costly and requires ongoing monitoring and updating to address increasing prevalence and sophistication of cyberattacks. The preventive actions we take to reduce the risks associated with cyberattacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a cyberattack in the future.

●	Any cybersecurity threats or previous cybersecurity incidents could affect our business, results of operations or financial conditions.

Risks Related to Legal Proceedings

●	We may incur material losses and costs as a result of lawsuits or claims that may be brought against us which are related to product liability, warranty, product recalls, client service interruptions, patent infringement or other matters, and any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

Risks Relating to Our Operations in South Africa and Other Emerging Markets

●	We conduct a material amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

●	Operating in emerging markets is impacted by infrastructure deficits, energy insecurity, poor governance, political instability, macroeconomic volatility and cultural challenges, which could negatively impact our business, financial condition and results of operations.

Risks Relating to Investments in Singapore Companies

●	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Risks Relating to Our Ordinary Shares

●	Our stock price may fluctuate and you could lose all or a significant part of your investment.

●	As a foreign private issuer and “controlled company” within the meaning of the Nasdaq rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

●	If we fail, for any reason, to effectively or efficiently maintain proper internal control procedures for compliance with the Sarbanes Oxley Act of 2002 (“SOX”), or Section 404 of SOX, such failure could materially and adversely affect our business, results of operations and financial condition.

RISK FACTORS

Risks Relating to Our Business and Operations

We may not be able to add new customers and retain existing customers, which could have a material adverse effect on our ability to grow our business and increase revenue.

We market and sell our mobility data analytics solutions to a wide range of customers, from consumers and sole proprietors to small and medium-sized businesses and large enterprises. To grow our revenue, we must continue to add new customers and subscribers and retain existing subscribers. Our strategy is to increase new subscription sales by increasing penetration in our existing markets and with existing customers, upgrading and enhancing our platform and solutions and by opportunistically entering new markets that represent a potential source of demand. Our success in adding new customers may be tied to a number of factors, including demand for our operational intelligence platform, the rate of new vehicle sales, the success of our sales and marketing campaigns, our ability to generate leads, our relationships with channel partners, price and service competition, general economic conditions and, in the case of our safety and security services, the real and perceived threat of vehicle theft and discounts offered by insurers for risk mitigation.

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

We generally sell our operational intelligence platform pursuant to subscription agreements with an initial minimum term of 36 months. The majority of these agreements provide for automatic renewal on a month-to-month basis thereafter unless the customer elects otherwise. Our customers have no obligation to renew all or any of these agreements after the expiration of the initial term or any renewal term. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them or expand our relationship with them and, as a result, our revenue and growth could be materially and adversely affected. Customers may choose to cancel or not renew their subscriptions or to downsize their subscriptions for a number of reasons, including the belief that our solutions are not required for their personal or business needs or are otherwise not as cost-effective as initially anticipated, a desire to reduce discretionary spending, a belief that our competitors’ solutions provide better value, an economic downturn in their industries or the markets in which they operate, and customers may not renew their subscriptions when they refresh their fleet with new vehicles. Large enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease. Additionally, our customers may cancel or not renew for reasons entirely out of our control, such as the dissolution of their business or personal financial distress.

Part of our growth strategy is to retain customers and drive margin expansion by providing enhanced and additional software solutions to existing customers while keeping our costs low. Our ability to provide an advanced software platform to existing customers in a cost-effective manner depends, in significant part, on our ability to anticipate industry evolution, practices and standards and to continue to enhance our platform and existing software solutions, such as integration with fuel cards, GPS navigation devices, as well as various third-party software and products manufactured by original equipment manufacturers (“OEMs”), or partnership with vehicle insurance providers, or to introduce or acquire new software features on a timely basis to keep pace with technological developments both within our industry and in related industries, including integration with developing technologies and platforms such as artificial intelligence (“AI”), machine learning and big data analytics. However, we may prove unsuccessful either in developing new software features or in expanding the third-party software and products with which our operational intelligence platform integrates, such third-party software and products may become incompatible or replace our solutions, and such efforts may not be cost-effective – See “Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.” In addition, the success of any enhancement or new feature depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or feature. Any new software applications or features we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, better anticipates the innovation and integration opportunities in related industries or implements them in a more cost-effective manner, those competitors may be able to provide more effective or less expensive solutions than ours, which may also negatively affect our ability to retain our existing customers and drive margin expansion.

The effects of macroeconomic and geopolitical events, , including the conflicts in the Middle East and related disruptions to shipping, the Russia-Ukraine conflict, political and economic uncertainty in Mozambique, geopolitical tensions involving China, financial distress caused by bank failures, global supply chain disruptions, foreign currency fluctuations, elevated inflation and interest rates, shifting trade, tariff and monetary policies, and pandemics or widespread outbreaks of illnesses, could have a material adverse effect on our business, financial condition and results of operations.

Our growth strategy involves further expansion of our operations and customer base internationally. Macroeconomic and geopolitical events, can disrupt our business, customers or partners. These include conflicts in the Middle East and related shipping disruptions, the Russia-Ukraine conflict, political and economic uncertainty in Mozambique, geopolitical tensions involving China, financial distress caused by bank failures, global supply chain disruptions, foreign currency fluctuations, elevated inflation and interest rates, shifting trade, tariff and monetary policies, and pandemics or widespread outbreaks of illnesses, create increased uncertainty and strain on the global economy and could have a material adverse effect on our business, financial condition and results of operations. The conflicts in the Middle East have caused serious disruption to the economies of the most directly affected countries, such as the UAE, in which we have a presence, negatively affecting their short-term growth prospects.

Since the October 2024 elections, Mozambique continues to grapple with political and economic uncertainty, with an ongoing insurrection in the north and limited institutional capacity. Frequent natural disasters exacerbate these vulnerabilities. While the situation has stabilized compared to the immediate post-election period, underlying challenges remain. During the height of the disruption, we temporarily suspended billing to support our customers. Although normal operations have largely resumed, activity levels have not fully recovered to pre-election levels, and the operating environment remains constrained. The continued weakness of the Mozambican metical against the South African rand, particularly since early 2025, has further intensified the decline in reported revenue. The ongoing uncertainty could continue to have an adverse effect on our business in Mozambique.

Geopolitical tensions, including the ongoing conflict between Russia and Ukraine, may adversely impact the economies of neighboring countries, such as Poland, in which we have a presence. Similarly, conflicts in the Middle East may negatively impact the economies of countries like the UAE, in which we have a presence. We expect minimal growth in the UAE and may have to suspend billing to support and retain our UAE customers. We have already experienced an increase in the costs of fitment and sales in Asia, due to sharp increases in fuel prices. Any increase in tensions between China and Taiwan, or other countries, including threats of military actions or escalation of military activities, could adversely affect our supply chain partners’ operations in these areas – See “We depend on certain key suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply chain could impair our product availability, adversely affecting distribution and growth.”

The evolving global energy crisis could continue to significantly disrupt supply chains and cause uncertainty in the global economy, which could negatively impact our business prospects. In South Africa, progress has been made in stabilizing the electricity grid, but the government owned power utility’s ability to meet electricity demand remains a concern, and could continue to have an adverse effect on our business, financial condition and results of operations.

We are subject to fluctuations in foreign exchange rates between the South African rand, our reporting currency, and currencies of other countries where we market our solutions or source our raw components, for example the Euro, Singapore dollar, U.S. dollar, Polish zloty and Mozambican metical. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in South African rand, and in the reported value of our assets, liabilities and cash flows – See “Risks Relating to Our Operations in South Africa and Other Emerging Markets”.

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

Our inability to adapt to rapid technological change, including artificial intelligence in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.

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

The pace of 5G adoption is uncertain, and we may not be able to meet customer expectations and timelines.

5G adoption continues to grow, but at different speeds across the countries where we operate. The 5G market may require us to design hardware that meets certain technical specifications. If 5G is adopted faster than we expect, we may have difficulty introducing new solutions and meeting such technical specifications within the expected timelines. If 5G is adopted more slowly than we expect, we may not realize the growth we anticipate, and our related investments may not pay off as planned. If we are unable to manage challenges with regard to 5G markets and related opportunities, it could have a material adverse effect on our financial condition and results of operations.

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

For example, due to historic levels of relative under-investment in infrastructure, in particular, electricity, the South African government owned power utility, Eskom, continues electricity rationing and planned blackouts due to its inability to meet demand. Although we have made contingency arrangements for use of generators at our various locations, the lack of a constant, reliable supply of electricity could have a material adverse effect on our business, financial condition and results of operations.

Even with our disaster recovery arrangements in place, our services could be interrupted. Our suppliers and customers are also subject to the risk of catastrophic events. In those circumstances, our ability to deliver our services in a timely manner, as well as the demand for our solutions, may be adversely impacted by factors outside our control. If our systems were to fail or be negatively impacted as a result of a natural disaster, pandemic or other catastrophic event, the ability to deliver our services to our customers would be impaired, our reputation could suffer and we could be subject to contractual penalties.

The global market for fleet management and operational intelligence solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.

The global market for fleet management and operational intelligence solutions, including telematics, tracking and mobility solutions, is highly fragmented, competitive and rapidly changing. Competition in such markets is based primarily on the level of difficulty in installing, using and maintaining solutions, total cost of ownership, product performance, functionality, customer service, interoperability, brand and reputation, distribution channels, industries and the financial resources of the vendor. We expect competition in such markets to intensify in the future with the introduction of new technologies and market entrants.

The global market for fleet management and operational intelligence solutions is highly competitive. Our growth will depend, in part, on a combination of the continued growth in the market for these solutions, our ability to increase our market share and our customers’ continued operation in the regions in which we operate. We compete with a number of companies in each of the geographic markets in which we operate, some of which have established sizable market shares in the relevant markets. We expect competition to intensify in the future with the introduction of new technologies, the use of mobile devices and new market entrants from outside the telematics industry, such as enterprise software vendors or large technology companies expanding into the category. As competition intensifies, we expect that price competition for telematics solutions, including fleet management and operational intelligence solutions, to intensify, which could cause our revenues to decline and have a material adverse effect on our results of operations.

For example, mobile service providers and global software platforms, such as Google, provide limited services at lower prices or at no charge, such as basic GPS based mapping, tracking and turn-by-turn navigation that could be expanded or further developed to more directly compete with our operational intelligence solutions. In addition, wireless carriers, such as Verizon, offer SaaS fleet management solutions that benefit from the carrier’s scale and cost advantages, which we may be unable to match. Similarly, vehicle OEMs may provide factory embedded or after-market installed devices and effectively compete against us by directly or indirectly partnering with other fleet management service providers. Furthermore, companies such as Google, Amazon and others have substantially greater financial, technical and marketing resources, relationships with large vendor partners, larger global presence, larger customer bases, longer operating histories, greater brand recognition and more established relationships than we do and may decide to compete in the market for fleet management and operational intelligence solutions.

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

Failure of businesses to adopt fleet management and operational intelligence solutions could reduce the demand for our platform.

We derive, and expect to continue to derive, substantial revenue from the sale of subscriptions to customers choosing our operational intelligence platform. Widespread acceptance and usage of fleet management and operational intelligence solutions is critical to our future revenue growth and success. If the market for fleet management and operational intelligence solutions fail to grow, or grows more slowly than we currently anticipate, demand for our solutions would be negatively affected.

The market for fleet management and operational intelligence solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for fleet management and operational intelligence solutions include:

●	the effectiveness and reliability of the software platforms;

●	fluctuations in fuel and vehicle maintenance costs, which are significant drivers of customer demand for fleet management and operational intelligence solutions;

●	assumptions regarding general mobile workforce inefficiency and the extent to which efficiency can be improved through fleet management and operational intelligence solutions;

●	the extent of governmental and regulatory burden placed on the fields of transportation and occupational health and safety;

●	the price, performance, features, functionality, customer service and availability of solutions that compete with ours; and

●	our ability to maintain high levels of customer satisfaction.

Failure of businesses to adopt fleet management and operational intelligence solutions could have a material adverse effect on our business, results of operations and financial condition.

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

An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our operational intelligence platform, which could have a material adverse effect on our revenue.

Certain OEMs have begun embedding technology similar to our own technology in new vehicles prior to their initial sale, creating the potential for products and services that may overlap with our operational intelligence platform. This may preclude us from increasing sales to customers purchasing such vehicles. The inability to market and sell our solutions to new customers or partner with OEMs to embed our solutions into their devices prior to their initial sale could have a material adverse effect on our ability to grow our subscriber base and increase revenue.

Our dependence on various lead generation programs could adversely affect our operating results if we need to pay more for such programs or we are unable to attract new customers at the same rate.

We use a number of lead generation channels to promote our operational intelligence platform, along with inside sales and field sales teams. Significant increases in the costs of one or more of our lead generation channels would increase our overall lead generation costs or cause us to choose less expensive and perhaps less effective channels. For example, a portion of our potential customers locate our website through search engines and social media platforms, representing one of the most efficient means for generating cost-effective customer leads. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website or lead pages. In addition, the cost of purchased listings has increased in the past and may continue to increase in the future. In regions where we are reliant on inside sales and field sales teams, an increase in labor costs may increase our lead generation costs and cost of customer acquisition. As we add to or change the mix of our lead generation strategies, we may need to expand into channels with significantly higher costs than our current channels, which could have a material adverse effect on our cost of subscriber acquisition and results of operations. If we are unable to maintain effective advertising programs, our ability to attract new customers could be materially and adversely affected and our advertising and marketing expenses could increase substantially, further affecting our results of operations.

If we are unable to successfully convert customer sales leads into customers on a cost-effective basis, our revenue and results of operations would be adversely affected.

We generate a substantial amount of our revenue from the sale of subscriptions to our operational intelligence platform. In order to grow, we must continue to efficiently and cost effectively convert customer leads, many of whom have not previously used fleet management and operational intelligence solutions, into customers.

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

Demand for our vehicle tracking and asset recovery solutions is influenced by prevailing or expected theft rates. Vehicle theft rates may decline as a result of various factors, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures and improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in our markets decline significantly, or if vehicle owners or insurance companies believe that vehicle theft rates have declined or are expected to decline, demand for some of our operational intelligence platform applications may decline, which could result in a loss of customers and a decline in growth.

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

Although bank failures in the United States and Europe have prompted global regulators to implement resolution plans to handle failures of systemically important banks, the risk of banks and financial institutions winding down and liquidating, entering receivership or becoming insolvent in the future in response to financial conditions affecting the banking system and financial markets, remains, which may cause our customers and business partners to face difficulties accessing cash, cash equivalents or financing. This would lead to an increase in default rates and could have an adverse effect on our business, results of operations and financial condition.

In addition, the Middle Eastern conflicts, political and economic uncertainty in Mozambique, currency fluctuations and elevated inflation and interest rates has made the operating environment challenging and has disrupted our customers’ normal operations, which may cause an increase in the default rates of our customers and could lead to an adverse effect on our business, results of operations and financial condition.

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

We work with local law enforcement authorities and licensed third-party security officers to recover our customers’ stolen vehicles. These recovery teams are armed and undergo training on recovery procedures including conflict management and the controlled use of force in response to threats, including being the target of gunfire by vehicle theft suspects.

SVR operations in South Africa, which are provided in connection with our services, are conducted under an arm’s length agreement by a third-party service provider, for which the agreement requires the service provider to comply with local law and our policies and procedures related to SVR operations.

From March 1, 2020 through February 28, 2026, 0.028% of SVR operations conducted by our service provider have resulted in injury or death as a result of weapons discharge. While in each of these incidents local law enforcement authorities determined that the security officers engaged in the action acted lawfully and in compliance with the policies and procedures outlined in our service level agreement with the service provider, there can be no assurance that a later determination will not find fault on the part of such security personnel.

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

Our operations in Botswana, Malawi, Rwanda and Zimbabwe, which are conducted by independent businesses that are licensees pursuant to franchise agreements with us, comprised 0.1% of our revenue for the financial year ended February 28, 2026 and 0.1% of our revenue for the financial year ended February 28, 2025. Our licensees generate revenue in the form of hardware and subscription revenue billed to customers. Accordingly, our financial results depend in part upon the operational and financial success of our licensees. We may have to terminate licensees due to various reasons, including non-payment. Additionally, if licensees fail to renew their license agreements, or if we decide to restructure license agreements in order to induce licensees to renew these agreements, then our revenues may decrease and profitability from new licensees may be lower than in the past due to reduced royalties and other incentives we may need to provide.

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

The manufacturing of our core hardware requires advanced production planning, including the purchase of specific components and evaluation of component-related design elements. We currently purchase the latest Global System for Mobile Communications (“GSM”), including Long-Term Evolution (“LTE”), module components of our hardware, semiconductors and other passive components from certain third-party suppliers, and we also source other hardware and devices from third-party suppliers that integrate into our device agnostic operational intelligence platform. In addition, we currently depend principally on certain third-party suppliers to supply and manufacture components of our hardware for our PC boards and to manufacture our GSM, LTE and GNSS components. These modules and many of the other components used in the manufacture of our devices have extended lead times on orders. We do not have contracts or volume commitments in place with our third-party suppliers but instead place purchase orders on a periodic as-needed basis.

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

Supply chain disruptions such as of port congestion with the challenges facing shipping routes and shippers having to explore alternative routes, jet fuel shortages and air freight delays can impede supply chains, leading to depleted inventories and resulting in a backlog of merchandise stranded in transit. Increases in the cost of devices or components, or freight to transport those items, could negatively impact our ability to fulfill engineering design changes or customer demand, each of which could adversely impact our results of operations. The ongoing conflict in the Middle East and disruption to shipping through the Strait of Hormuz have contributed to inflationary pressures globally, resulting in fuel and shipping costs increases. Shipping costs to the European Union and Africa have increased recently, and we expect device product costs to also increase.

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

These suppliers or vendors could fail to provide equipment or service on a timely basis, or fail to meet our performance expectations, for a number of reasons, including, for example, disruption to the global supply chain as a result of geopolitical factors, effects of a pandemic, natural disasters or the potential impacts of global climate change. The introduction of tariffs by the US presidential administration may have significant ripple effects on global supply chains, requiring manufacturers and supply chain leaders to adjust sourcing strategies, manage cost fluctuations, and rethink global trade dependencies. This may result in higher prices of certain components and may lead to growth constraints on specific product categories.

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

Our operational intelligence platform relies on specific third-party software and any inability to license or use such software from third parties could render our platform inoperable.

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

We increased the number of our full-time employees from 5,711 as at February 28, 2025 to 7,405 as at February 28, 2026. Our subscription revenue increased from ZAR 4,068.2 million for the financial year ended February 28, 2025 to ZAR 4,843.7 million for the financial year ended February 28, 2026 and our total subscribers increased from 2,302,236 as at February 28, 2025 to 2,662,222 as at February 28, 2026. Our growth has placed, and may continue to place, significant pressure on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations. Our global organization and workforce require substantial management effort to maintain. We will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.

Cartrack has grown rapidly over the last several years. Companies that grow rapidly can experience significant difficulties as a result. Our primary expansion strategy focuses on organic growth, including increased regional market penetration. However, we may not be able to successfully execute on these aspects of our expansion strategy, which may cause our future growth rate to decline below our recent historical levels, or may prevent us from growing at all.

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

In addition, conducting expanded international operations would subject us to new risks. These risks include:

●	localization of our operational intelligence platform and the specific features and applications, including the addition of foreign languages and adaptation to new local practices and regulatory requirements;

●	lack of experience in other geographic markets;

●	strong local competitors;

●	the cost and burden of complying with, lack of familiarity with, and unexpected changes in, foreign legal and regulatory requirements, including, but not limited to, changes in international trade policy, cybersecurity and AI regulation, or labor regulations;

●	difficulties in managing and staffing international operations;

●	fluctuations in currency exchange rates or restrictions on foreign currency;

●	potentially adverse tax consequences, including the complexities of transfer pricing, value-added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

●	dependence on third parties, including commercial partners with whom we do not have extensive experience;

●	increased financial accounting and reporting burdens and complexities;

●	geopolitical, social, and economic instability, terrorist attacks, pandemics and other natural disasters, extreme weather or climate events and security concerns in general; and

●	reduced or varied protection for intellectual property rights in some countries.

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

Investments into our operational intelligence platform and technology infrastructure may not yield the desired results.

We have developed a scalable and proprietary operational intelligence platform to facilitate and integrate our business operations, data gathering analysis and online marketing capabilities and have invested significant capital and time into building and enhancing our operational intelligence platform and infrastructure. To remain competitive, we expect to continue to make significant investments in our operational intelligence platform. However, there is no guarantee that the capital and resources we have invested or will invest in the future will allow us to develop suitable operational intelligence platform enhancements or software applications or maintain and expand our operational intelligence platform and technology infrastructure as intended, which could have a material adverse effect on our ability to compete or require us to purchase expensive software solutions from third-party developers.

If our investments in our operational intelligence platform and technology infrastructure do not yield the desired results, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We believe that maintaining, enhancing and protecting our brand and our reputation are critical to our relationships with our customers and to our ability to attract new customers. We also believe that our brand and reputation will be increasingly important as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

●	the efficacy of our marketing efforts;

●	our ability to continue to offer stable, high-quality, innovative and error and bug-free applications;

●	our ability to retain existing customers and attract new customers;

●	our ability to maintain high customer service levels and satisfaction;

●	technology developments that minimize demand for our solutions;

●	our ability to successfully differentiate our applications from those of our competitors;

●	our ability to obtain and maintain intellectual property;

●	actions of competitors and other third parties;

●	positive or negative publicity;

●	any misuse or perceived misuse of our applications;

●	interruptions, delays or attacks on our platform or applications; and

●	litigation, legislative or regulatory-related developments.

If our brand promotion activities are not successful, our growth and results of operations may be harmed. Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our applications and could have a material adverse effect on our business, financial condition and results of operations. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time-consuming, and such efforts may not ultimately be successful.

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

The transmission of data over the Internet and cellular networks is a critical component of our operational intelligence and subscription model. As Internet commerce continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy, and data security. We are subject to this complex and evolving patchwork of data privacy and data security laws and regulations in the jurisdictions in which we operate. These laws and regulations impose numerous obligations on our business, including those relating to the collection, use, disclosure, transfer, destruction and security of personal information. The requirements under these laws are often complex, vary by jurisdiction and can be subject to unclear or conflicting interpretations. These laws may also carry significant penalties for non-compliance, including substantial fines and private litigation. Despite our efforts to comply with these obligations, our products, services and operations may not fully comply with all applicable laws and regulations at all times. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the profitability and viability of Internet-based services, which could harm our business.

Our solutions enable us to collect, manage and store a wide range of data related to fleet management, vehicle location and tracking and other telematics services such as fuel usage, engine temperature, speed and mileage and, in the case of our field service application, includes customer information, job data, schedule and invoice information. A valuable component of our solutions is our ability to analyze this data and present the user with actionable business intelligence, including AI-powered decision-making tools. We expect AI to play an increasingly important role in our future product and service offerings. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. The use of AI technologies could lead to the unauthorized disclosure of sensitive, proprietary, or confidential information and could lead to new potential cyberattack methods or increase the frequency or intensity of such attacks. We obtain our data from a variety of sources, including our customers and third-party sources or service providers. We cannot assure you that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including South Africa, Singapore and the European Union, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. Further, such data privacy laws and regulations may be amended in the future. Any failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In 2023, China issued its Interim Measures for the Administration of Generative Artificial Intelligence Services. Under the law, the provision and use of generative AI services must “respect the legitimate rights and interests of others” and are required to “not endanger the physical and mental health of others, and do not infringe upon others’ portrait rights, reputation rights, honor rights, privacy rights, and personal information rights”.

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

In addition, AI has seen significant expansion in terms of technology, adoption, proposed regulation and enforcement. In 2022, the White House Office of Science and Technology Policy (OSTP) released its “Blueprint for an AI Bill of Rights.” This nonbinding framework delineates five principles to guide the development of AI, including a section dedicated to data privacy, encouraging AI professionals to seek individuals’ consent on data use. The expansion of AI policies and regulation, particularly at the U.S. state level, is possible.

On the U.S. federal level, despite the American Data Privacy and Protection Act in 2022, there has not been significant advancement toward an omnibus privacy law.

The OECD’s Recommendation on Artificial Intelligence—adopted in 2019 and updated in 2023 and 2024—is the first intergovernmental standard promoting trustworthy AI. It establishes five principles for responsible AI development and five recommendations for national and international action. These principles aim to ensure AI systems are human-centric, trustworthy, and aligned with democratic values and human rights. Given our global presence, we continue to explore the adoption of group policies that would afford us compliance with similar legislation in the countries we operate in.

We also operate an insurance agency and brokerage business that markets short-term insurance policies and selected insurance-related value-add vehicle products to our customers. This results in us receiving personally identifiable information with the customer’s consent. This information is increasingly subject to legislation and regulation. This legislation and regulation are generally intended to protect individual privacy and the privacy and security of personal information. We could be adversely affected if government regulations require us to significantly change our business practices with respect to this type of information or if the insurance providers who use our marketplace violate applicable laws and regulations.

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

Our operational intelligence platform may contain undetected defects or software errors, which could result in damage to our reputation, market rejection of our products, or adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to access our solutions and platform capabilities at any time and within an acceptable period of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security-related incidents. We must update our operational intelligence platform rapidly to keep pace with the evolving market including the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new versions. Our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released that are difficult to detect and correct despite third-party testing. Our solutions, including software, may not be free from errors or defects, which could result in damage to our reputation or a material adverse effect on our results of operations.

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

Any significant disruption in service on our operational intelligence platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, including as a result of artificial intelligence, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.

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

We host our solutions and serve our customers from our network servers, which are principally located at third-party data center facilities in South Africa, Singapore, the Netherlands, United Arab Emirates and France. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Problems faced by our third-party data centers with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Our disaster recovery systems are located at third-party hosting facilities. While we are increasing our back-up capability, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we could experience interruptions in access to our solutions. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services might reduce our revenue, cause us to issue credits or refunds to customers, subject us to potential liability, or harm our customer retention rate. Compliance with the various data protection laws across nations is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data.

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

Use of our solutions involve the storage, transmission and processing of our customers’ proprietary data, including potentially personal or identifying information. We may experience data security breaches or unauthorized disclosures of personal, confidential or proprietary information. Any inability on our part to protect the information security of our operational intelligence platform or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches and deterring users from using our solutions. Further, unauthorized access to, or security breaches of, our solutions could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, under the GDPR, substantial penalties for failure to comply with the regulations can be imposed, including a fine of up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater. We have incurred and expect to incur significant expenses to prevent security breaches and achieve compliance with all applicable laws and regulations including the GDPR, such as deploying additional employees and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage mitigating certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.

In addition, our and our third-party vendors’ systems, operations and information technology systems are vulnerable to damage or interruption from human error, physical break-ins, unauthorized access, hacking, malware, ransomware, denial of service attacks, spurious spam attacks, intentional acts of vandalism and similar events. The availability and use of AI-enabled technologies also increase the sophistication and threat posed to information technology systems. We cannot guarantee that our current security methods and measures will effectively counter evolving security risks, prevent future slowdowns or disruptions, protect against extraordinary attacks while addressing the security and privacy requirements of existing and future users. Any physical or electronic break-in or other security breach or compromise of the information handled by us or our service providers may jeopardize the security or integrity of information in our computer systems and networks or those of our customers and cause significant interruptions in our and our customers’ operations. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor, such measures cannot provide absolute security. It is also possible that, despite existing safeguards, our employees could misappropriate our customers’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Customers and other end-users who rely on our solutions for applications that are integral to their businesses may have a greater sensitivity to security vulnerabilities than customers for software solutions generally. Any such access, breach, or other loss of information could result in legal claims or proceedings, liability under applicable federal or state laws and regulatory penalties. Under certain applicable law, notice of breaches must be made to affected individuals, and for extensive breaches, notice may need to be made to the media or state attorneys general. Such a notice could harm our reputation and our ability to compete. Unauthorized access, loss, or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver results, provide customer assistance, conduct research and development activities, collect, process, and prepare company financial information, and manage the administrative aspects of our business. Further, any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user satisfaction and significant negative effects on our reputation, which could have a material adverse effect on our business.

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

If our operational intelligence platform does not comply with quality standards set forth under our subscription agreements or we breach our obligations under our subscription agreements, our subscribers may assert claims for reduced payments or seek damages from us.

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

Legal proceedings involving intellectual property rights are highly uncertain and can involve complex legal and scientific questions. We cannot assure you that we will prevail in any current or future intellectual property infringement or other litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. Insurance may not cover or be insufficient for any such claim. In addition, we could be obligated to indemnify our customers against third parties’ claims of intellectual property infringement based on our solutions. If our solutions violate any third-party intellectual property rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and results of operations. Withdrawal of any of our solutions from the market could also harm our business, financial condition and results of operations. Further, we may not have the ability to terminate or amend our supplier contracts in connection with such solutions being withdrawn from the market, nor may we have recourse through representations, warranties, indemnification provisions or otherwise in such supplier contracts.

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

Effective July 1, 2025, our third-party vehicle recovery provider discontinued the 3-year limited stolen vehicle recovery warranty for new subscribers. As a result, new subscribers on or after July 1, 2025 no longer receive this warranty.  Although we have no observed an adverse impact on our sales performance since the warranty was discontinued, the limited warranty that remain in effect subscribers who enrolled prior to July 1, 2025, may still expose us to future litigation and associated costs.

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

We are subject to fluctuations in foreign exchange rates between the South African rand, our reporting currency, and currencies of other countries where we market our solutions or source our raw components, for example the Euro, the Singapore dollar, Polish zloty, U.S. dollar and Mozambican metical. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in South African rand, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, translation risks arise where parts of the cost of revenue are not denominated in the same currency of such sales. The U.S. dollar/South African rand exchange rates have historically been volatile and we expect this volatility to continue. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could negatively impact the prices at which the ordinary shares trade and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The economies of countries in which we operate, including South Africa, Mozambique, Tanzania and Kenya in the past have been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our costs in such regions and decrease our operating margins. In particular, the inflation rate in South Africa, where we have significant operations, is relatively high compared to developed, industrialized countries. As at February 2026, the annual CPI stood at 3.0% compared to 3.2% in February 2025. Inflation in South Africa generally results in an increase in our operational costs in rand. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, we currently market and sell regulated insurance products as an intermediary agent in South Africa through a brokerage registered as an authorized Financial Services Provider (“FSP”) that is a wholly owned subsidiary of ours. FSPs are subject to a variety of regulations, including the Financial Advisory and Intermediary Services Act, No. 37 of 2002. We may from time-to-time face challenges resulting from changes in applicable law and regulations in South Africa, or changes in approach to oversight of the insurance brokerage business or other regulators in South Africa.

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

For the financial year ended February 28, 2026, 75% (FY 2025: 74%) of our revenue was derived from South Africa. Emerging markets, including South Africa, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

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

Responding to any challenges by tax authorities may be expensive, consume time and other resources, or divert management’s time and focus from the operations of our businesses, even if we are successful. Therefore, a challenge as to our, or our businesses’, tax position or status or transactions, may have a material adverse effect on our business, financial condition, results of operations or liquidity of our businesses.

A breach of any of the covenants or other provisions contained in funding facilities could result in an event of default, which could result in amounts outstanding under these facilities becoming immediately due and payable as well as foreclosure by our lenders upon our critical assets.

Our wholly-owned subsidiary, Cartrack (Pty) Ltd, entered into a short-term facility with Capitec Bank Limited and The Standard Bank of South Africa Limited. Purple Rain Properties No 444 Proprietary Limited, also a wholly-owned subsidiary, entered into a mortgage bond in favor of The Standard Bank of South Africa Limited. These facilities are more fully described under Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Loan and Funding Facilities.”

Similarly, Cartrack Portugal, S.A., secured a EUR 2.0 million and EUR1.0 million loan, from Banco Comercial Português, S.A.

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

We depend in part on the practices of insurance companies in some of our markets to support demand for our operational intelligence platform. For example, in South Africa, which is currently our largest market based on new subscriber additions, insurance companies either mandate the installation of tracking devices as a prerequisite for providing insurance coverage to owners of certain vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to vehicle tracking and mobile asset recovery solutions such as ours. We benefit from this continued practice in the South African and certain other markets of:

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

The payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the board after considering factors that include: earnings and Free Cash Flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of Group subsidiaries to distribute funds to Karooooo; and such other factors the board may deem relevant. We aim to reinvest retained earnings to the extent that it aligns with the Group’s required return on incrementally reinvested capital, return on equity, and short to medium-term growth strategy. The board may, by ordinary resolution, declare dividends at a general meeting of its shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by the board of directors. Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the board of directors may, without the approval of shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of shareholders.

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

As a U.S. public company, we incur significant additional legal, accounting, reporting, compliance and other expenses as a result of having publicly traded ordinary shares in the United States. We also incur costs including, but not limited to, costs and expenses for directors’ fees, increased directors’ and officers’ insurance, investor relations, and various other costs relating to being a public company registered in the United States.

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

If it is determined that we are not in compliance with Section 404(a), we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We may need to hire additional qualified employees in order for us to maintain compliance with Section 404. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404(a), we may identify weaknesses and deficiencies in our internal control over financial reporting. For example, as previously disclosed in our Annual Report on Form 20-F for the financial year ended February 28, 2025, material weaknesses were identified in relation to privileged user access and change management controls relating to certain of our systems as well as journal processing controls in one of our subsidiaries as at February 28, 2025. During the financial year ended February 28, 2026, we implemented remediation measures and, based on our Section 404(a) assessment, our management concluded that, as at February 28, 2026, our internal control over financial reporting was effective. See Item 15 “Controls and Procedures.” If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective.

Insiders have substantial control over us and may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, our Chief Executive Officer and certain of his affiliates may be deemed to beneficially own approximately 68.5% of outstanding shares as at May 29, 2026. For so long as such shareholders continue to own a significant percentage of our ordinary shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Additionally, as a consequence of our “staggered” board of directors, as further described in Item 6.C. “Board Practices—Board Composition,” only a minority of the board of directors will be considered for election at any annual meeting and such shareholders, because of their ownership position, will have considerable influence regarding the outcome of the election. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive other shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.

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

Based on the composition of our income and assets and the value of our assets, including the estimated value of our goodwill and other intangible assets, we believe that we were not a PFIC for our taxable year ended February 28, 2026. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and depends on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill and other intangible assets may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were founded in 2001 in South Africa with an initial focus on SVR services in the region. We have strategically grown our business and are now a global provider of a leading operational intelligence platform. Our operational intelligence platform serves as the central nervous system for connected operations, integrating vehicles, assets field workforce and operational workflows into a single intelligent ecosystem. Through proprietary hardware technology and software, the platform captures, processes and analyzes real-world operational data, transforming billions of data points into actionable intelligence that helps customers make faster, better decisions across safety, productivity, compliance, cost control and service execution. Delivered through intuitive cloud-based applications, the platform combines operational visibility, workflow automation, AI-powered video intelligence and decision-support capabilities to help businesses improve performance, reduce risk and operate more efficiently at scale.

In 2020, we moved our global headquarters to Singapore, where we believe we have access to the talent and capital to maintain and further our technological and operational leadership in the industry. Since our founding, we have gained vast expertise and enhanced our business in the following areas:

●	Developing new software applications such as fleet management, mobile asset tracking, workforce management, video solutions including AI-assisted video, logistics management;

●	Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

●	Expanding our sales and marketing focus to include commercial fleets of all sizes; and

●	Expanding our geographic footprint to meet the needs of our customers who are increasingly global with larger, more complex fleets and requirements.

Our single user interface and fully integrated operational intelligence platform runs agnostically on a multitude of leading IoT devices, including internally developed cutting-edge devices, direct integrations to OEM devices and strategically cost-effective smart IoT devices from third parties and customer pre-owned devices. This enables us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across our customers’ entire mobile asset fleet. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients.

As part of a limited strategy to distribute our operational intelligence platform through independent business owners, our solutions are sold through independent licensees in Botswana, Malawi, Rwanda and Zimbabwe, who entered into franchise agreements and have exclusive geographic licenses to market and sell our solutions in exchange for royalty payments. Revenue generated by licensees was 0.1% of our total revenue for the financial year ended February 28, 2026, 0.1% of our total revenue for the financial year ended February 28, 2025 and 0.1% of our total revenue for the financial year ended February 29, 2024.

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

Overview

Our operational intelligence platform serves as the central nervous system that maximizes the value of operations and workflow data by providing insightful and actionable intelligence to thousands of enterprise customers. Our platform delivers operational intelligence that simplifies decision-making by seamlessly unifying and contextualizing data from a wide range of sources, including OEM devices and proprietary devices, as well as open APIs. By consolidating business operations into a single, centralized hub, we enable our customers to overcome complex operational challenges related to safety, compliance, productivity, service delivery, cost control, fuel management, maintenance, routing, resource allocation, and workforce retention.

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

We serve customers in more than 20 countries across four continents, supporting approximately 2.7 million subscribers with their vehicles and equipment connected to the Cartrack operation intelligence platform as at February 28, 2026. Our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. We collect more than 300 billion data points per month.

Our proprietary operational intelligence platform acts as a central nervous system for connected vehicles and other mobile assets, such as construction equipment, generators, refrigeration units, trailers and boats. Our platform collects, processes, and analyzes data via two-way communication with our proprietary hardware technology or third-party devices in each vehicle or other asset, providing our users with visibility into their fleets from a single, user friendly interface with reporting and tracking capabilities that deliver actionable insights in real-time. Our intuitive web-based applications provide a comprehensive set of software features for managing fleets and related workforces without the need for customers to incur upfront information technology costs and include advanced functionality such as real-time high speed video streaming.

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

Our Operational Intelligence Platform and its Key Strengths

We have built one platform with vertically integrated operations and we offer a: -

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

Highly scalable vertical operational intelligence platform. Our cloud architecture enables us to quickly and reliably add thousands of mobile subscriptions and integrate their corresponding data streams each month, including data from sources such as OEMs and other third-party devices. Our easy-to-use interfaces for iOS and Android, as well as our online desktop platform, make it seamless for users to switch between devices, and our internally developed operational intelligence platform caters to all types of vehicle propulsion methods (internal combustion, hybrid, and electric) and allows for flexible integration with all major OEM hardware and software platforms.

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

Culture of service and innovation. The values at the heart of our culture — accountability, integrity, service orientation, relationships, and an entrepreneurial mindset — are core drivers of our success. As we have grown from a small South African company to a global enterprise with approximately 2.7 million subscribers, we have maintained a start-up culture that eschews hierarchy and where individual ownership, agility and an entrepreneurial mindset remain key features of our everyday behaviors and operations. Operational efficiency and disciplined execution are hallmarks of our culture. We have a highly proven service delivery track record and are known for being quick to deploy and fast to respond.

Key Benefits to Our Customers

The relatively low monthly cost and material return on investment realized by our customers favorably positions us in both weak and strong macroeconomic environments. Our operational intelligence platform provides the following key benefits to our customers:

Increased safety: According to Frost & Sullivan, Video Telematics can lower driver distraction by 80%, reduce speeding by 65%, increase seatbelt use by 70% and reduce collisions by 60%. Furthermore, the implementation of forward-looking collision avoidance technology could reduce rear-end crashes by 28%, fatalities by 44% and injuries by 47%.  In addition, Video Telematics can reduce accident claims by 25%. (Frost & Sullivan – Video Telematics is a New Safety Norm for Commercial Fleets: AI Powered Video Telematics – The Revolutionary Safety Tool; June 2020).

In a recent survey of fleet managers by Samba Safety, 39% of respondents indicated they have experienced reduced insurance premiums through insurer offered discounts and 25% have benefited from reduced premiums as a result of a reduction in accidents. (2024 Telematics Report Connecting the Dots on Strategies & Adoption).  We believe that the AI-enabled real-time feedback through our platform enables coaching of drivers to engage in behavior that lowers fuel consumption, reduces maintenance costs and improves on-road safety.

Lower operating costs. According to Boodlal and Chiang research by the U.S. Department of Transportation shows that implementing telematics can reduce unsafe driving by 60%, which can translate into profit margin increases of 30% in commercial fleets as well as reduced emissions. (Study of the Impact of a Telematics System on Safe and Fuel-Efficient Driving in Trucks, by Boodlal, Leverson; Chiang, Kun-Hung; 2014-04-01).

According to a 2018 report by a third-party consulting firm, the use of fleet telematics and predictive analytics can generate significant operational efficiencies. The reports suggests that predictive maintenance techniques can reduce maintenance costs by 5%-10%; optimization of maintenance supply chains can improve asset availability by 10%-30% while lowering inventory costs; and improved alignment of fleet capacity with actual demand can reduce fleet size by 15%-30%.

In addition, the report indicates that vehicle monitoring systems can reduce preventable accidents by 20% to 30% by identifying and addressing risky driving behavior.

Increased workforce and asset productivity. Real-time fleet oversight and analysis of data can assist fleet managers in planning better routes and times for vehicles to be on the road, as well as planning maintenance through alerting and scheduling. Route management and traffic mapping, powered by our operational intelligence platform, can reduce the distance traveled by each vehicle. By providing an vertically integrated platform for data, analytics and communications, driver and dispatch teams can work together more efficiently and empower management with greater insight into key performance indicators of asset and employee performance such as utilization, service intervals and billable hours.

Stability and reliability. Cartrack utilizes the GSM/LTE network to facilitate reliable communication between our platform and telematics devices. This technology enables recovery teams to accurately locate stolen vehicles and allows customers to track the movement of their vehicles via the web or mobile applications. GPS satellite technology provides users with accurate positioning and monitoring of the vehicle fleet. Secondary radio homing beacons enable air and ground response teams to locate vehicles in areas where coverage may be sparse. Customers also further benefit from our consistent system uptime.

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

Frost & Sullivan estimates that approximately 26% of commercial vehicles in South Africa were equipped with telematics devices in 2023, while Berg Insight estimates that fleet management system penetration rates in Southeast Asia and Europe in 2024 were 17.5% and 26.7%, respectively. (https://www.berginsight.com/fleet-management-in-southeast-asia and https://www.berginsight.com/fleet-management-in-europe) The low adoption rates suggest an underpenetrated market opportunity with significant growth runway.

Our growth opportunity extends to the two-wheeler market. According to Berg Insight, the global installed base of registered motorcycles, scooters and mopeds totaled approximately 888 million vehicles at the end of 2023. Berg Insight projects that the number of active two-wheeler telematics systems will grow from 17.2 million in 2024 to 30.8 million in 2029, reflecting a CAGR of 12.3%. We believe the large concentration of motorcycles, scooters and mopeds in Southeast Asia, combined with the expected growth in telematics adoption, creates a meaningful opportunity for our products and services in the region. (https://www.berginsight.com/the-motor-powered-two-wheeler-telematics-market)

There is also a large global opportunity in video telematics solutions that improve driver safety and reduce operating costs. According to Mordor Intelligence, the installed base of video telematics is expected to grow from 9.74 million units in 2025 to 22.19 million units in 2030, a CAGR of 17.8%.  Frost & Sullivan also expects 40% of global commercial fleets to deploy truck video telematics systems by 2030. (https://store.frost.com/truck-video-telematics-market-global-2025-2030.html).

Additionally, we are continuously identifying new avenues of growth from our data analysis and monetization.

Our Growth Strategy

Our long-term growth is driven by five key factors:

Growth of OEM connected devices. Our operational intelligence platform is device agnostic and we currently have agreements with more than 10 OEM platforms whereby we collect vehicles diagnostic and safety data from the OEM telemetry devices. Increasing global access to these OEM devices will further drive demand for our complementary solutions and services. Further, we conduct aftermarket installations in collaboration with OEMs.

Deeper insights from data and platform. Our customers increasingly rely on our operational intelligence platform to optimize and manage their physical operations. In response to this growing demand, we remain committed to ongoing innovation. We focus on improving and expanding platform and product capabilities, and enhancing operational capacity to support growth across our target markets.

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

New platform enhancements. We continue to expand our operational intelligence platform to address our customers’ most critical operational and business priorities. Our investments in research and development focus on meeting customer expectations. Our product portfolio includes MiFleet, an intuitive administrative and vehicle cost accounting solution, and Delivery, a mobile-enabled workforce management application. Delivery supports key business processes such as stock control, electronic proof of delivery, invoicing, business intelligence, OEM integrations, job dispatch, and advanced messaging through its routing capabilities.

Significant barriers to entry. We operate in a market characterized by significant barriers to entry, which contribute to our competitive advantage. These include the fragmented nature of the global market, substantial upfront capital requirements to develop and deploy infrastructure at scale, and the need for sustained investment in research and development to remain at the forefront of technological innovation. Additionally, the capital required to fund device and installation costs further elevates the barrier for new entrants. Our strong execution culture and customer-centric approach further differentiate us in the marketplace. The industry has increasingly transitioned from upfront hardware and installation payments to recurring subscription models, where service providers retain ownership of the deployed telemetry devices. The rising demand for solutions with no upfront costs presents a challenge for smaller vendors and new entrants lacking the scale and financial resources to compete effectively. Further, it is difficult for new entrants to ensure a high level of service without scale of technical personnel capable of servicing customers whose operations span multiple cities and require IoT device installations across various assets.

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

Increase subscription sales to existing customers. Our continued focus on R&D and innovation enables us to develop new features and capabilities tailored to the growing and diverse demands of our global customer base. With approximately 2.7 million subscribers as at February 28, 2026, we see significant potential to expand our subscription revenue by driving increased subscriber adoption and engagement with additional products like video and Cartrack-Tag and newer features and capabilities of our platform. Our existing customer base represents a significant opportunity for further subscription sales expansion.

Expand our geographic presence worldwide. While South Africa remains a key market, we anticipate stronger subscriber growth in the Asia-Pacific regions. This expectation is based on several factors, including larger and growing populations, higher economic growth rates, a favorable competitive environment characterized by low market penetration and less sophisticated incumbent solutions, and the increasing scale of our established operations in these regions. We also expect demand to be driven by the need to improve road safety and reduce environmental impact, particularly in markets where vehicle populations are projected to increase significantly amid existing traffic congestion and pollution challenges. In addition, we are evaluating further expansion in Europe. Our operations in other parts of Africa, while currently limited in scale, are considered strategically important. As we expand the scope of our offerings, we believe we are well positioned to efficiently deploy our solutions across the global fleets of existing multinational customers as we enter new geographies where they already operate.

Our Vertically Integrated Operational Intelligence Platform

Our operational intelligence platform simplifies decision-making by seamlessly unifying and contextualizing data from a wide range of sources, including proprietary devices, third party devices such as OEM devices, as well as data collected from our customers’ back-office systems via APIs. By consolidating data relating to business operations into a single, centralized hub, we enable our customers to overcome complex operational challenges such as safety, compliance, eco-driving, productivity, service delivery, cost control, maintenance, routing, risk mitigation, inventory control, resource allocation including vehicle utilization management, and workforce management. Powered by our extensive data asset, AI, and robust analytics, our platform delivers actionable insights that drive meaningful improvements to our customers’ physical operations.

Our platform is accessible to users via web interface and mobile applications, offered via monthly subscription and DaaS offered via monthly subscription should the customer use their own fleet or on a cost per delivery should our customer leverage on third party drivers. Our applications are highly integrated to avoid the need for multiple interfaces, and include free application programming interface (“API”) integrations with third party systems such as enterprise resource planning (“ERP”) systems.

Our vertically integrated operational intelligence platform is designed to help customers address critical operational challenges across their physical operations through a single, integrated ecosystem of software AI, connected IoT technologies and data driven intelligence. Key customers use cases include:

Commercial Applications

●	Our safety solutions help organizations reduce accidents, improve driver behavior, protect their brand, employees and assets, and lower insurance and liability costs. By combining AI-powered monitoring with real-time alerts and coaching tools, customers can proactively build a safety-first culture where risky behaviors are identified and addressed before incidents occur.

●	AI-enabled driver and road monitoring cameras that detect distracted driving, fatigue, mobile phone use, tailgating and other unsafe behaviors and live alert drivers so they can correct their behavior in real-time.

●	Cloud-enabled cameras enable video selection, replay, and analysis for detailed visibility into events and claims management.

●	Gamified driver scorecards that are tailored to individual business priorities to gain driver buy-in and provide objective measurement and improvement monitoring.

●	Driver coaching tools that provide feedback and training opportunities to improve driving performance over time.

●	Real-time alerts and notifications for managers that enable immediate intervention when high-risk events occur and provide critical context into the magnitude of problems.

●	Incident reporting, such as accident reporting, and analysis that helps organizations understand root causes and implement corrective actions.

●	Our fleet visibility, operational control and resource management solutions provide organizations with real-time oversight of vehicles, equipment and field operations. This enables better resource allocation, improved utilization and greater operational transparency across distributed workforces.

●	Vehicle sharing and digital access management that enables secure keyless vehicle access and automated reservation workflows, allowing organizations to efficiently share vehicle resources, improve utilization and reduce administrative complexity.

●	Real-time vehicle tracking that provides live location and routing visibility across fleets, alongside field activity monitoring that helps managers track workforce movements and operational progress.

●	Mobile asset tracking and inventory management for powered and non-powered assets, including trailers and other mobile assets to help customers reduce losses, improve equipment utilization and automate inventory processes.

●	Integration with specialized IoT sensors that provide additional visibility into productivity, cargo management and operational execution excellence such as temperature monitoring, cement mixer movements, power take offs, cargo doors opening or closing and more.

●	Geofencing capabilities that generate alerts when assets enter or leave designated locations and provide visibility into productivity.

●	Fleet utilization analytics that identify opportunities that identify underused or overused assets to improve asset productivity.

●	Our dispatching, routing and service execution solutions help delivery and in-field service organizations improve workforce productivity, standardize processes and enhance customer service. By optimizing schedules, digitizing workflows and providing real-time job visibility, customers can execute work more efficiently, make workers’ lives easier and scale operations for effectively.

●	AI-powered route optimization that identifies the most efficient travel paths across all work and available vehicles and workers.

●	Dynamic dispatching tools that enable job allocation based on availability, location and priority, including finding the nearest driver and offer easy live navigation capabilities for drivers.

●	Digital job allocation and scheduling that assigns work efficiently across teams, with real-time job progress tracking that provides visibility into work completion.

●	Real-time communication tools that connect dispatchers and mobile workers safely.

●	Workflow management tools that standardize operational processes and give workers all the details needed to successfully complete work.

●	Performance monitoring and reporting that supports workforce optimization.

●	Electronic proof-of-service capabilities that capture signatures, photos and other documentation.

●	Our maintenance and asset lifecycle management solutions help organizations maximize uptime, reduce repair costs and extend the useful life of vehicles and equipment. By proactively monitoring asset health and maintenance requirements, customers can minimize unplanned downtime and improve operational reliability.

●	Customizable digital vehicle inspection forms with maintenance integration and alerts that are triggered at intervals of the customer’s choice to help proactively identify issues.

●	Vehicle and equipment health monitoring and diagnostics that provide visibility into asset condition for more proactive repairs.

●	Preventive maintenance scheduling with reminders that reduce the risk of missed service intervals to ensure servicing occurs at the appropriate intervals.

●	Digitalized repair and service tracking that provides a complete maintenance history for each asset.

●	Asset cost management and lifetime analytics that help organizations understand total cost of ownership and support asset replacement and investment decisions.

●	Our fuel management and fraud detection solutions help organizations control one of their largest operating expenses while reducing the risk of theft, misuse and unauthorized transactions. By providing detailed visibility into fuel consumption and purchasing activity, customers can improve efficiency and reduce costs.

●	Fuel consumption monitoring that tracks real-time fuel levels and usage across vehicles and assets to support cost reduction initiatives and ensure up-time for remotely located machines.

●	Fuel efficiency analytics that identify opportunities to reduce consumption.

●	Fuel card integration and refuel reporting that consolidates transaction data for automated claim validations and analysis.

●	Fraud detection tools that identify suspicious transactions and anomalies, and theft and misuse monitoring that helps detect unauthorized fuel activity.

●	Our cost control and operational intelligence solutions help organizations transform operational data into actionable insights that drive better decision-making. By providing comprehensive analytics and reporting capabilities, customers can identify inefficiencies, reduce costs and improve overall business performance.

●	Automation of reporting to fit into existing workflows for effective execution on insights.

●	Tailored business intelligence dashboards that provide visibility into key operational metrics.

●	Advanced reporting tools that support detailed performance analysis that can be customized to different businesses.

●	Operational analytics that identify trends, risks and improvement opportunities and executive performance monitoring that supports strategic decision-making.

●	AI-enabled insights and recommendations that help organizations take proactive action.

●	Our enterprise integration and workflow automation solutions help organizations connect operational intelligence with existing business systems and processes. This enables seamless data sharing, reduces manual work and improves operational efficiency across the enterprise, further amplifying our platform as the backbone of their operation.

●	ERP system integration that connects operational data with financial and business processes.

●	OEM platform connectivity that incorporates manufacturer-provided vehicle and equipment data.

●	Fuel card integrations that consolidate fuel transaction information.

●	Third-party technology integrations that support broader ecosystem connectivity.

●	Workflow automation tools that streamline repetitive operational tasks and processes.

●	Our delivery-as-a-service solution (Karooooo Logistics, formerly Picup) helps organizations streamline delivery operations, improve delivery performance and enhance customer experiences as well as scale their operation beyond their current resources in a capital light model. The platform supports a wide range of logistics models, including owned fleets, third-party carriers and crowd-sourced delivery networks.

●	Access to a fleet of third-party delivery drivers that enables flexible delivery capacity.

●	Last-mile delivery orchestration that coordinates delivery activities across multiple resources.

●	Long-haul transportation support for regional and national logistics networks.

●	Third-party carrier management that provides visibility into outsourced delivery operations.

●	Enterprise system integration that connects logistics workflows with existing business applications to enable powerful and highly controlled workflows including stock control, invoicing, electronic proof-of-delivery, and mobile workforce management.

●	Delivery tracking and status updates that improve operational visibility and customer communication.

●	Our risk management solutions help organizations identify, monitor and mitigate operational risks across vehicles, assets, drivers and field operations. By combining real-time visibility and alerts, AI-enabled insights, automation and digital workflows, customers can proactively reduce incidents, strengthen governance and improve operational resilience.

●	Real-time risk monitoring and alerts that enable immediate visibility into high-risk events, operational exceptions and policy violations.

●	Risk reporting and analytics that provide management with visibility into key risk indicators, trends and mitigation performance across the organization.

●	Video evidence and incident management tools that support investigations, claims management and root cause analysis.

●	Digital inspections and risk assessment workflows that help identify hazards, enforce operational standards and maintain accurate audit records, this includes ensuring supervisors are on site, gear is worn and workflows are followed.

●	Asset Recovery Our outsourced SVR and asset recovery services assist vehicle owners, police and insurance companies with the recovery of vehicles and other assets that have been stolen. This service includes around-the-clock assistance with real-time tracking, dedicated technical teams, early warning alert systems, ground and air recovery teams dedicated to Cartrack, operating under local law licenses, specialized technologies for both GSM and radio frequency and repatriation assistance across international borders. The consistent recovery success rate is considered by management to be achieved through the high reliability standards of our operational intelligence platform, our smart in-vehicle devices, specialized installation techniques, miniaturization, and a dedicated team of third-party rapid response recovery agents.

Consumer Applications in Southern Africa

●	Protector is an all-encompassing safety package for all consumer vehicles. Following the installation of the Cartrack telematics device, consumers can access a diverse set of software features and benefits, including:

●	A mobile application for real time movement management and communication

●	Digital logbook of vehicle usage used to automate government ready documentation for tax benefits related to trade of work vehicles.

●	Asset Recovery

●	Ambulance Assist (facilitating emergency medical outreach and response)

●	Crash Alert, a 24/7 monitoring system, which immediately triggers a dispatch for emergency services in response to a detected collision or accident

●	a power event notification provides alerts upon vehicle battery disconnect

●	an ignition sensor remotely reads ignition status and detects improper use

●	Car Watch is a mobile application that lets users track and watch their vehicles from a distance. It includes alert notifications and the ability to sound an alarm remotely after unauthorized movements.

Specialist Mobility Solutions

●

Cartrack TAG, a next-generation wireless asset tag that extends our operational intelligence platform to any mobile asset in South Africa, offers asset tracking, even in areas with limited or no cellular connectivity:

●	Primarily focused on asset management where monitoring the status and movement of non-powered or high-value assets is essential

●	Robust design with low maintenance requirements

●	Ensures reliable performance in demanding commercial environments

●	Credit Management predicts payment cycles and facilitates active credit management for asset-based vehicle finance including accident reconstruction, driver behavior, reporting for maintenance services and fraud detection. Real-time alarms and alerts are used to protect and secure assets.

●	Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics provided by our platform. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and drive behavioral change resulting in safer drivers, reduced risk and lower premiums.

●	Electronic Monitoring. In Singapore, we provide the platform for end-to-end electronic monitoring services (“EMS”) that allows law enforcement agencies to monitor persons of interest, such as offenders on extended supervision, parole, home detention or community detention, including released prisoners in halfway care or who are in the process of being reintegrated into society.

Next-Generation Mobility Solutions

We are constantly innovating to offer a range of additional mobility and monitoring solutions in select markets:

●	Cartrack Insurance Agency. Our insurance multi-quote or aggregator platform offers customers in South Africa the ability to obtain a fast online quote from a panel of independent insurers at competitive rates, or if they choose, they can talk to a qualified consultant to advise on the appropriate insurance.

Smart IoT

Customers deploy our smart devices to collect real-time data from their vehicles and transmit this information to secure data centers for processing, which we manage via the Cartrack Private Cloud. Our operational intelligence platform components are designed to operate using a diverse array of communication technologies, including radio, satellite, and network protocols such as Sigfox and LoRa. We generally design, develop our devices and firmware in order to ensure their modularity and interoperability with our core subscription offering. We seek to increase device functionality and decrease device costs over time. We offer customers a subscription model with no up-front payment, reducing the capital investment required to access our operational intelligence platform.

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

Our Customers

Our commercial customers operate across a range of industries. As at February 28, 2026 we served more than 125,000 commercial customers. We focus on customer retention and engagement through ongoing monitoring of customer experience metrics and continuous enhancement of our support capabilities. Customer support is included with our subscription offerings and is available 24 hours a day, seven days a week. Customers may access support through telephone chat, and email channels, and our team proactively engages with customers to help them realize value from our solutions. Customer centricity is a core element to our culture and operating philosophy.

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

Sales and Marketing

Our strategy to scale in a region is to target small to medium-sized and large enterprises with subscriber volume. adding consumers and sole proprietors in selected markets. Alongside this, we build our distribution and customer care capabilities to support our growth We sell subscriptions through our direct sales force across all regions.

Sales

We sell subscriptions to our operational intelligence platform through our direct sales organization. Maintaining direct control of our sales force allows us to efficiently target individual consumers and sole proprietors, small to medium-sized businesses with local fleets, and large enterprise fleets.

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

Our Technology

We designed our operational intelligence platform architecture for global access via an internet browser or mobile application. Updates to our platform are distributed instantaneously to all of our customers over the internet. Our solutions have been specifically built to deliver:

●	a consistent, intuitive end-user experience to limit the need for training and to encourage high levels of end-user adoption and engagement;

●	turnkey, out-of-the-box functionality;

●	flexibility to design customized reports and alerts, including AI-enabled analytics and intelligent event detection that help our customers gain insights into their their fleet, wokrforce and mobile assets;

●	integration with other systems such as OEM systems, fuel cards, GPS navigation devices, and customer information technology systems, such as work order management and enterprise resource management systems;

●	scalability to match the needs of our growing customer base and their fleets; and

●	rigorous security standards and high levels of system performance and availability demanded by our customers.

Our operational intelligence platform is comprised of a telematics device that incorporates off-the-shelf components, including a cellular modem, GPS receiver and memory capacity sufficient to run our proprietary firmware, which reports vehicle coordinates, time, speed, ignition status and mileage from satellite readings. This information is collected using an event-based algorithm (allowing the events collected to provide a road hugging presentation on the mapping layers) and then sent to our receivers at third-party data centers via a commercial cellular network. The information is then processed and delivered to our customers providing a wide range of live reporting, mapping and alerts designed to give customers business intelligence. This information can be accessed by our customers via an internet browser or mobile application as well as be sent to customers by email, an XML feed, or internet services.

Our operational intelligence platform is deployed using a multi-tenanted architecture that scales rapidly to support additional subscribers through the addition of incremental commodity processing and storage hardware. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance despite significant subscriber growth. Our existing architecture and infrastructure have been designed with sufficient capacity to meet our current and anticipated future needs.

We use many frameworks, most notably REACT developed by Facebook, and write the majority of our software in industry-standard software programming languages, such as JavaScript, python, PHP and C/C++. All software is deployed for our relational database management system. Apart from these and other third-party industry standard technologies, our operational intelligence solutions have been specifically built and upgraded by our in-house development team.

Research and Development

The responsibilities of our research and development organization, which consists of 244 full-time employees, include platform management, platform development, quality assurance and technology operations. Our investment in research and development is core to our business strategy and a key differentiator in the competitive landscape. All of our research and development activities are performed in-house. Our primary research and development team is based in Singapore, with additional research and development centers in South Africa, and Portugal.

Based on feedback from our customers and prospective customers, we continuously expand our operational intelligence platform while enhancing and maintaining our core solution technology to address evolving regulatory requirements, user needs and emerging industry trends. This includes the ongoing development of AI-enabled capabilities that help customers drive business value from large volumes of operational data, automate workflows and make faster, more informed decisions across their physical operations.

We develop new functionality with a view to full platform deployment for use by all of our customers and avoid bespoke development, allowing us to scale innovation efficiently across our global customers base.

Operations

We physically host our operational intelligence platform principally in seven secure third-party data centers located in South Africa, Singapore, the Netherlands, the United Arab Emirates and France. These data centers provide us with both physical security, including around-the-clock security personnel, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. Our data centers maintained a consistent system uptime. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. We believe our agreements with these third-party data centers are generally consistent with competitive market terms and conditions.

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

We leverage a large team of employed installers worldwide to install our telematics devices, occasionally calling on third parties to assist with installation. Upon contracting with a new customer, we dispatch the nearest installer to the customer’s place of business or a central location for installation of our telematics devices. Typically, the full installation cycle is accomplished within five days from the date of contract. If a telematics device malfunctions in the field, we use our installers to replace the device.

Our Competition

The rapidly evolving market for our solutions is competitive and highly fragmented in certain of our regions, particularly by geography and customer segment. We compete with point-to-point solution providers as well as other companies with service offerings designed to address similar needs as our solutions that range from small, regional providers to midsized multinational providers to large global providers. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Geotab Europe, WebFleet by Bridgestone (formerly TomTom), Masternaut (a Michelin Group Company) and Fleet Complete for commercial fleet management in Europe; we compete with Tracker, Netstar, Power Fleet (formerly MiX Telematics), Geotab and CTrack in South Africa; and we compete with a large and fragmented group of competitors in Asia and Africa. Many larger competitors have entered the market in recent years through acquisitions of competing solutions, such as telecommunications provider Verizon acquiring Fleetmatics, as well as tyre companies Bridgestone and Michelin acquiring TomTom and Masternaut, respectively. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources.

We believe that the key competitive factors in our market include:

●	ease of onboarding, initial setup and use;

●	platform functionality, performance and reliability (speed and stability);

●	relevant features that best meet the needs of fleet operators;

●	business intelligence capabilities;

●	technology architecture scalability;

●	customer service; and

●	cost.

We believe that our efficient customer acquisition model, data driven business intelligence approach to fleet management via a subscription-based business model, deep domain expertise and large user base enable us to compete effectively. We believe that many of our competitors rely on up-front hardware sales to finance their operations, posing a significant investment hurdle for certain customers. Additionally, many of these competitive offerings are difficult to deploy and use and lack other features required by customers.

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

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights. We also license technology from third parties. We believe our license agreements for third-party software and other intellectual property are generally consistent with industry standard terms and conditions. See “Risk Factors—Our operational intelligence platform relies on specific third-party software and any inability to license or use such software from third-parties could render our platform inoperable.” Although the protection afforded by trademark, copyright, and trade secret laws, written agreements and common law may provide some advantages, we believe that the following factors help us to maintain a competitive advantage: the technological skills of our research and development personnel; frequent enhancements to our solutions; and continued expansion of our proprietary technology.

Human Capital

As at February 28, 2026, we had 7,395 full-time employees of which 5,398 are located in South Africa, 309 are located in Africa-Other, 387 are located in Europe, and 1,301 are located in Asia-Pacific, Middle East and USA.

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

C.	ORGANIZATIONAL STRUCTURE

The following table lists the entities which are controlled by the Group.

		Country of	% holding	% holding
Company Name	Held by	incorporation	2026	2025
Cartrack Holdings Proprietary Limited	Karooooo Ltd	South Africa	100.00	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.00	100.0
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.00	100.0
Karooooo Cartrack Limited[3]	Karooooo Ltd	Uganda	100.00	100.0
Cartrack (Cambodia) Co. Ltd	Karooooo Management Company Pte Ltd	Cambodia	100.00	100.0
Cartrack Swaziland Pty Ltd[4]	Karooooo Management Company Pte Ltd	Kingdom of Eswatini	76.00	76.00
Karooooo Technologies Proprietary Limited	Karooooo Proprietary Ltd	South Africa	100.00	100.0
Cartrack Management Services Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Insurance Agency Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.00	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.00	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Purple Rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.00	100.0
Karooooo Logistics Pty Ltd (“Picup”)	Cartrack Holdings Proprietary Limited	South Africa	81.0	74.8
Cartrack Telematics Proprietary Limited[2]	Cartrack Proprietary Limited	South Africa	49.0	49.0
Cartrack Academy (Pty) Ltd[6]	Cartrack Proprietary Limited	South Africa	100.00	100.0
Karu Holdings Proprietary Ltd	Cartrack Proprietary Limited	South Africa	100.00	100.0
Combined Telematics Services Proprietary Limited[1,5]	Cartrack Proprietary Limited	South Africa	-	49.0
CTK Shell 2 (Pty) Ltd[1]	Cartrack Proprietary Limited	South Africa	100.00	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.00	100.0
Karooooo Kenya Limited	Cartrack Technologies Pte. Limited	Kenya	70.0	70.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.00	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.00	100.0
Cartrack Investments UK Limited[1]	Cartrack Technologies Pte. Limited	United Kingdom	100.00	100.0

Company Name	Held by	Country of incorporation	% holding 2026	% holding 2025
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.00	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.00	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E.	100.00	100.0
Cartrack Technologies PHL.INC	Cartrack Technologies Pte. Limited	Philippines	100.00	100.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.00	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.00	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.00	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	66.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.00	100.0
Cartrack Technologies Zambia Limited	Cartrack Technologies Pte. Limited	Zambia	100.00	100.0
Cartrack Vietnam Limited Liability Company	Cartrack Technologies Pte. Limited	Vietnam	100.00	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A.	100.00	100.0
Cartrack Polska.SP.ZO.O	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack Prevrod. Lda	Cartrack Portugal S.A.	Portugal	55.0	-
Cartrack Limitada[2]	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	90.0	90.0
Cartrack for Information Technology Company[1]	Cartrack Technologies LLC	Kingdom of Saudi Arabia	51.0	51.0

[1]	Dormant

[2]	The Group considers Cartrack Limitada, and Cartrack Telematics Proprietary Limited as subsidiaries of the Group as the Group has the right to appoint the majority of the directors on the Board of Directors of these entities through contractual shareholders’ agreements. The Board of Directors of these companies direct the relevant activities of these entities. Accordingly, the Group is exposed or has rights to variable returns from its involvement with these entities through its power over it and has the ability to affect those returns through the Board of Directors.

[3]	90% of the share capital of Karooooo Cartrack Limited is held by Karooooo Limited and the remainder 10% of the share capital is held by Karooooo Management Company Pte Limited, a wholly owned subsidiary of Karooooo Limited.

[4]	74% of the share capital of Cartrack Swaziland (Pty) Ltd is held by Karooooo Management Company Pte. Ltd. and 2% is held by Cartrack Holdings Proprietary Limited.

[5]	As at financial year ended February 28, 2026, the entities were deregistered and ceased to exist as legal entities.

[6]	CTK Shell 1 (Pty) Ltd was renamed to Cartrack Academy (Pty) Ltd on June 20, 2024.

D.	PROPERTY, PLANT AND EQUIPMENT

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

Overview

We are a leading provider of an operational intelligence platform. Through our cloud platform, we empower businesses to conquer operations including fleet and asset management, fuel management, workforce management, logistics, safety including AI-assisted video safety, compliance, risk and environmental impact. Our platform delivers operational intelligence that simplifies decision making in physical operations and enable businesses to reduce costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction. Our business is vertically integrated, which affords us complete autonomy to develop the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control almost every aspect of our smart device design, platform innovation and software application development, customer acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies. We have strategically grown our business and are now a global provider of a leading operational intelligence platform.

Karooooo is headquartered in Singapore and owns 100% of Cartrack and 81 % of Karooooo Logistics.

We serve customers in more than 20 countries, supporting approximately 2.7 million subscribers as at February 28, 2026 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market. As at February 28, 2026, we served more than 125,000 commercial customers (FY2025: 125,000+).

For management reporting purposes, we have organized our operations into the following reportable segments, based on the nature of the products and services provided:

●	Cartrack is a provider of an operational intelligence platform that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

●	Karooooo Logistics provides a software application enabling the management of last mile B2B delivery and general operational logistics (Delivery-as-a-service or “DaaS”). This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

●	Carzuka operated as a physical and e-commerce vehicle buying and selling marketplace which allowed customers to source, buy and sell vehicles efficiently and cost effectively. In the third quarter of FY2024, despite the growth experienced by Carzuka in South Africa, we made the decision to cease buying second hand vehicles in South Africa. This followed considerable interaction with motor dealerships across South Africa during these periods, who perceived Carzuka’s business interests to conflict with their business interests and we did not want to risk the long-standing strategic relationships that Cartrack had forged with motor dealerships across South Africa.

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

Our single user interface and fully integrated operational intelligence platform runs on internally developed and cost-effective smart IoT devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discrete, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third-party technology providers are established to create incremental value to customers in the markets we serve.

We believe that maintaining financial discipline and prudent investment of capital provide a strong foundation for growth. In recent years, our business has demonstrated meaningful scale, consistent growth, strong profitability, robust cash generation, and a healthy return on invested capital. For the financial year ended February 28, 2026, we increased our subscribers to 2,662,222 (FY 2025: 2,302,236). For the financial year ended February 28, 2026, we generated subscription revenues of ZAR 4,843.7 million compared to subscription revenues of ZAR 4,068.2 million for the financial year ended February 28, 2025, reflecting year-over-year growth of 19%. For the financial year ended February 28, 2026, we generated Adjusted Free Cash Flow (a non-IFRS measure) of ZAR 809.1 million compared to Adjusted Free Cash Flow (a non-IFRS measure) of ZAR 425.2 million for the financial year ended February 28, 2025, reflecting a year-over-year growth of 90%.

Karooooo’s profit for the year was ZAR 1,011.1 million and ZAR 937.1 million, for the financial years ended February 28, 2026 and February 28, 2025, respectively, reflecting a year-over-year increase of 8%.

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year was ZAR 2,285.4 million and ZAR 1,973.5 million for the financial year ended February 28, 2026 and February 28, 2025, respectively, reflecting year-over-year growth of 16%.

Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth, territorial expansion and scaling Karooooo Logistics. For the financial years ended February 28, 2026 and February 28, 2025, respectively, Karooooo generated net cash from operating activities of ZAR 1,967.1 million and ZAR 1,933.3 million, reflecting a year-over-year increase of 2%. The net cash generated from operating activities for financial year 2025 were affected by the reclassification of ZAR 485.7 million of bank fixed deposits matured in June and July 2024, from other receivables back to cash and cash equivalents.

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

	Cartrack				Karooooo Logistics				Karooooo Consolidated
	2026	2026	2025	Y-o-Y %	2026	2026	2025	Y-o-Y %	2026	2026	2025	Y-o-Y %
	(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)			(U.S$ thousands (1))	(in R thousands)

Subscription revenue	303,497	4,830,669	4,055,394	19%	822	13,079	12,783	2%	304,319	4,843,748	4,068,177	19%
Other revenue	6,796	108,173	89,618	21%	-	-	-	-	6,796	108,173	89,618	21%
Vehicle sales	-	-	2,099	(100)%	-	-	-	-	-	-	2,099	(100)%
Delivery service	-	-	-	-	33,122	527,199	407,565	29%	33,122	527,199	407,565	29%
Total revenue	310,293	4,938,842	4,147,111	19%	33,944	540,278	420,348	29%	344,237	5,479,120	4,567,459	20%
Cost of revenue	(86,801)	(1,381,579)	(1,078,699)	28%	(23,458)	(373,371)	(285,708)	31%	(110,259)	(1,754,950)	(1,364,407)	29%
Gross profit	223,492	3,557,263	3,068,412	16%	10,486	166,907	134,640	24%	233,978	3,724,170	3,203,052	16%
Gross profit margin		72%	74%			31%	32%			68%	70%
Operating profit	86,066	1,369,879	1,272,980	8%	2,817	44,833	39,353	14%	88,882	1,414,712	1,312,333	8%
Operating profit margin		28%	31%			8%	9%			26%	29%
Adjusted EBITDA (a non-IFRS measure)(2)	140,603	2,237,938	1,930,688	16%	2,983	47,474	42,772	11%	143,586	2,285,412	1,973,460	16%
Adjusted EBITDA margin (a non-IFRS measure)(2)		45%		47%			9%	10%			42%	43%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income plus finance costs, fair value changes to derivative assets, taxation, depreciation and amortization, impairment of goodwill, and offering costs, less gain on disposal of subsidiaries. A reconciliation from segment operating profit to segment adjusted EBITDA is presented below. We define Adjusted EBITDA margin, a non-IFRS measure, as Adjusted EBITDA (a non-IFRS measure) divided by revenue.

Reconciliation of segment operating profit to segment adjusted EBITDA (a non-IFRS measure)

	Year ended February 28, 2026
	Cartrack	Karooooo Logistics	Karooooo Consolidated
	(in R thousands)

Segment operating profit	1,369,879	44,833	1,414,712
Depreciation and amortization	868,059	2,641	870,700
Adjusted EBITDA (a non-IFRS measure)	2,237,938	47,474	2,285,412

	Year ended February 28, 2025
	Cartrack	Karooooo Logistics	Karooooo Consolidated
	(in R thousands)

Segment operating profit	1,272,980	39,353	1,312,333
Depreciation and amortization	659,140	3,419	662,559
Gain on disposal subsidiaries	(1,432)	-	(1,432)
Adjusted EBITDA (a non-IFRS measure)	1,930,688	42,772	1,973,460

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

Subscriber Growth

We derive substantially all of our revenue from subscriptions to our operational intelligence platform. Our growth strategy is centered on increasing subscription revenue through the acquisition of new subscribers and the retention and expansion of existing subscriber relationships. We aim to drive this growth by continuously enhancing our platform with innovative features and offering value-added services that support customer adoption, engagement, and long-term retention.

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

We offer our operational intelligence platform to a broad range of customers seeking a variety of mobility solutions. Neither our ability to acquire nor retain customers is dependent on any specific industry, and we have not historically been materially exposed or vulnerable to cyclical or niche business sectors. Moreover, as a result of this industry agnostic approach, our customer mix has not materially affected our results of operations. We do, however, monitor our customer mix to ensure that our sales and marketing efforts continue to be effective and evaluate exposure to customer concentration or other material risks in our subscriber base.

We seek to capitalize on growth opportunities in numerous regional markets, with subscribers currently located in more than 20 countries worldwide. In addition to driving subscription revenue growth, we believe that our presence across multiple geographic markets and our exposure to multiple industry sectors mitigates risk during periods of changing economic conditions.

Foreign Currency Fluctuations

We conduct business in multiple countries and currencies, and as a result, the Group is exposed to currency risk to the extent that sales, purchases, and borrowings of the foreign operations are denominated in a currency other than the respective functional currencies of Group companies (comprising the company and its subsidiaries). The functional currencies of Group companies are primarily the ZAR, USD, Euro (EUR), the Singapore dollar (SGD) and Polish zloty (PLN).

(Refer to the Risk Factors note on foreign currencies on page 30 and Note 29.2 (c) on Currency Risk on page F-49)

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

Number of Subscribers and Subscription Revenue

Our track record of subscriber growth reflects the strength of our proprietary operational intelligence platform, ongoing innovation in software features and functionality, customer-focused sales organization and our competitive pricing model. We believe that our ability to attract a range of new customers and increase our subscriber base is key to our business model.

We define our number of subscribers at the end of any particular period as the total number of connected vehicles and equipment using our platform at the end of such period. As at financial years ended February 28, 2026, and February 28, 2025, Cartrack had 2,662,222 and 2,302,236 subscribers, respectively, which represents net subscriber growth of 359,986 or a 16% increase from period to period.

As at February 28, 2025, and February 29, 2024, Cartrack had 2,302,236 and 1,971,532 subscribers, respectively, which represents net subscriber growth of 330,704 or a 17% increase from period to period.

	As at February 28/29			Y-o-Y %
	2026	2025	2024 (2)	2026	2025

Subscribers (as at end of period)	2,662,222	2,302,236	1,971,532	16%	17%

Subscription revenue is a key metric we use to evaluate our business as we derive substantially all our revenue from Cartrack’s sale of subscriptions to its operational intelligence platform.

For the financial years ended February 28, 2026, February 28, 2025 and February 29, 2024, Karooooo’s subscription revenue was ZAR 4,843.7 million, ZAR 4,068.2 million and ZAR 3,535.8 million, respectively, which represents a 19% and 15% increase, respectively, compared to the prior period.

Cartrack’s subscription revenue increased 19% to ZAR 4,830.7 million for the financial year ended February 28, 2026, as compared to ZAR 4,055.4 million for the financial year ended February 28, 2025 driven primarily by subscriber growth. The number of Cartrack’s subscribers on our platform directly drives our subscription revenue, which comprised 98% of Cartrack’s total revenue for the financial year ended February 28, 2026. Subscription revenue growth was also supported by the sales of Video and Cartrack-Tag to our existing customers.

	Year ended February 28/29				Y-o-Y %
	2026	2026	2025	2024 (2)	2026	2025
	(U.S.$ thousands (1))	(in R thousands)					m

Karooooo’s Subscription Revenue	304,319	4,843,748	4,068,177	3,535,805	19%	15%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 29, 2024 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2025, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

Our calculation of ARR may differ from similarly titled metrics presented by other companies. The following table shows Cartrack’s ARR for each of the periods presented calculated using subscription revenue for the last month in each period:

	As at February 28/29				Y-o-Y %
	2026	2026	2025	2024 (2)	2026	2025
	(U.S.$ thousands (1))	(in R thousands)

Annualized Recurring Revenue (a non-IFRS measure)	325,410	5,179,462	4,383,935	3,769,381	18%	16%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 29, 2024 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2025, under the section titled “Item 5. Operating and Financial Review and Prospects.”

For the financial years ended February 28, 2026 and February 28, 2025, ARR was ZAR 5,179.5 million and ZAR 4,383.9 million, respectively, which represents a 18% increase. We believe that ARR growth reflects the underlying momentum in our business.

For the financial years ended February 28, 2025 and February 29, 2024, ARR was ZAR 4,383.9 million and ZAR 3,769.4 million, respectively, which represents a 16% increase from period to period.

Average Revenue Per Subscriber (“ARPU”) (a non-IFRS measure)

ARPU measures the monetization of our platform and is an indicator of pricing efficiency, competitiveness and market positioning. ARPU is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter. The result is then divided by three to reflect monthly ARPU. On an annual basis, Cartrack’s ARPU is calculated as the average of the four quarterly ARPUs in that year. Cartrack’s ARPU has been fairly consistent since inception. Given our economies of scale and vertically integrated business model, the monthly ARPU of approximately ZAR 162.

The following table shows our historical ARPU for each of the periods presented:

	As at February 28/29				Y-o-Y %
	2026	2026	2025	2024 (2)	2026	2025
	(U.S.$(1))	(in R’s)

Average Revenue Per Subscriber (a non-IFRS measure)	10	162	158	160	3%	(1)%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 29, 2024 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2025, under the section titled “Item 5. Operating and Financial Review and Prospects.”

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

	Year ended February 28/29				Y-o-Y %
	2026	2026	2025	2024(3)	2026	2025
	(U.S.$ thousands(1))	(in R thousands)
Profit for the year	63,525	1,011,112	937,110	754,156	8%	24%
Less: Finance income	(2,166)	(34,476)	(44,167)	(39,418)	(22)%	12%
Add: Finance costs	4,893	77,874	50,866	15,822	53%	221%
Add: Fair value changes to derivative assets	—	—	—	388	—	(100)%
Add: Taxation	21,897	348,535	309,811	311,554	12%	(1)%
Add: Depreciation of property, plant and equipment and amortization of intangible assets	54,704	870,700	662,559	648,142	31%	2%
Add: Impairment of goodwill	—	—	43,600	—	(100)%	100%
Add: Offering costs	733	11,667	15,113	—	—	—
Less: Gain on disposal of subsidiaries	—	—	(1,432)	—	—	—
Adjusted EBITDA (a non-IFRS measure)	143,586	2,285,412	1,973,460	1,690,644	16%	17%
Profit Margin		18%	21%	18%
Adjusted EBITDA Margin(2) (a non-IFRS measure)		42%	43%	40%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We define Adjusted EBITDA margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue.

(3)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 29, 2024 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2025, under the section titled “Item 5. Operating and Financial Review and Prospects.”

For the financial years ended February 28, 2026 and February 28, 2025, Karooooo’s Adjusted EBITDA was ZAR 2,285.4 million and ZAR 1,973.5 million, respectively, which represents a 16% increase. Cartrack has had a strong track record of profitability while it grows at scale. Karooooo Logistics is contributing positively to Karooooo’s Adjusted EBITDA while we continue to invest in the Karooooo Logistics business to drive scale.

For the financial years ended February 28, 2025 and February 29, 2024, Karooooo’s Adjusted EBITDA was ZAR1,973.5 million and ZAR1,690.6 million, respectively, which represents a 17% increase compared to the prior period, primarily due to Cartrack’s consistent profitability as a result of robust subscriber and subscription revenue growth offset by investment for growth. This result includes Carzuka’s losses of ZAR 43.3 million incurred in FY 2024.

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

However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. In particular, Free Cash Flow or Adjusted Free Cash Flow does not reflect any restrictions on the transfer of cash and cash equivalents within the Group or any requirement to repay the Group’s borrowings and does not take into account cash flows that are available from disposals or the issue of shares.

Management therefore takes such factors into account in addition to Free Cash Flow or Adjusted Free Cash Flow when determining the resources available for acquisitions and for distribution to shareholders. Investors are encouraged to review the related IFRS financial measure and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures, and not to rely on any single financial measure to evaluate our business.

	Year ended February 28/29				Y-o-Y %
	2026	2026	2025	2024 (2)	2026	2025
	(U.S.$ thousands (1))	(in R thousands)
Net cash generated from operating activities	123,585	1,967,060	1,933,295	955,040	2%	102%
Less: purchase of property, plant and equipment	(72,752)	(1,157,969)	(1,022,371)	(876,354)	13%	17%
Free cash flow (a non-IFRS measure)	50,833	809,091	910,924	78,686	(11)%	1058%
Fixed deposits with maturity dates exceeding three months	-	-	(485,681)	485,681	(100)%
Adjusted Free cash flow (a non-IFRS measure)	50,833	809,091	425,243	564,367	90%	(25)%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because that disclosure as at and for the financial year ended February 29, 2024 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2025, under the section titled “Item 5. Operating and Financial Review and Prospects.”

For the financial years ended February 28, 2026 and February 28, 2025, Karooooo’s Free Cash Flow was ZAR 809.0 million and ZAR910.9 million, respectively. As at February 29, 2024, included in the other receivables were fixed deposits of ZAR 485.7 million which matured in June and July 2024. Excluding the effect of these bank fixed deposits as at financial years ended February 28, 2025 and February 29, 2024, Adjusted Free Cash Flow (a non-IFRS measure) for the financial year ended February 28, 2025 would have been ZAR 425.2 million. Adjusted Free Cash Flow (a non-IFRS measure) for the financial year ended February 28, 2026, amounted to ZAR 809.0 million, an increase of ZAR 383.8 million, or 90%.

The increase in Adjusted Free Cash Flow (a non-IFRS measure) in financial year 2026 was primarily driven by a ZAR 76.7 million improvements in debtors’ book in February 2026. Improved supplier terms and the timing of tax payments also contributed positively to adjusted free cash flow. Our uninstalled IoT devices levels were well managed in the financial year 2026, following a deliberate build-up in the prior year to support accelerated growth in financial year 2026. Adjusted free cash flow also improved as payments related to the construction of the South African head office building decreased significantly following the completion of the building in the prior year.

Compared to financial year 2025, as Cartrack accelerates customer acquisition, we made significant investment of ZAR 818.5 million for in-vehicle IoT devices and ZAR 73.6 million for future use IoT devices. Prepayments amounting to ZAR 24.8 million were made to purchase IoT components. The investment in IoT equipment for current and future growth contributed to the decrease in Free Cash Flow.

The Free Cash Flow (a non-IFRS measure) generated is in line with Karooooo’s disciplined capital allocation strategy and support the Group’s growth objectives.

Components of Our Results of Operations

Revenue

Our revenue is substantially derived from the provision of mobility data analytics solutions on a subscription-based model typically under monthly subscription contracts. Our revenue is driven primarily by the number of assets subscribed to our operational intelligence platform and the price per asset under these subscription contracts. Hardware sales, including sales to our licensees, and installation revenue and royalties we receive from our licensees, make up a minimal component of total revenue. Our initial per subscriber (or mobile asset) contract terms are generally 36 months with automatic monthly renewals thereafter and may not be cancelled without penalty prior to the completion of the initial term. The expected life cycle of our subscription contracts is over 60 months. In some instances, we charge our customers for a ratable portion of the contract on a periodic basis, generally in advance on a monthly basis, and in certain regions we apply annual escalations to the contract pricing. Customers may prepay all or part of their contractual obligations for the full initial contract term. Our revenue also includes Delivery-as-a-service (“DaaS”) revenue generated from last-mile delivery services, including subscription-based revenue associated with these delivery services. Prior to FY 2025, our revenue also included revenue from selling second-hand vehicles via the Carzuka platform.

Cost of Revenue

Cost of revenue consists primarily of costs related to the depreciation and amortization of capitalized subscriber acquisition costs, which includes the telematics device, the cost of the installation and direct commissions paid to our sales staff. Other components of cost of revenue include non-capitalized automotive technician costs, machine to machine (“M2M”) network communications costs and the costs of delivering safety and asset recovery services to our customers, including such costs incurred by our licensees. We capitalize the cost of installed telematics devices and direct sales commissions and depreciate these costs over the expected useful life of the subscriber, which is currently over 60 months. We pay commissions to our sales teams only once a telematics device is installed and activated. If a customer subscription agreement is cancelled prior to the end of the expected useful life of the subscriber, the depreciation period is accelerated, resulting in the carrying capitalized value being expensed in the then-current period. If an installed telematics device requires replacement for defect, the cost is taken as an expense in the replacement period. Less significant cost of revenue items includes mapping costs. Our cost of revenue is generally driven by the number of assets under subscription and solutions provided. We expect the cost of revenue in absolute terms to increase with subscriber growth. Cost of revenue also includes cost of last-mile delivery services, and, prior to FY 2025, also included the cost of vehicles bought for and sold via the Carzuka platform.

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

Our strategic investment in brand-building positions us well for growth. Sales and marketing expenses are expensed upfront, while the lifetime value of a customer is recognized over a prolonged period. Sales and marketing expenses may fluctuate as a percentage of subscription revenue and will continue to remain one of the largest components of our operating expenses.

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

Offering costs

For the financial year ended February 28, 2026, costs relating directly to the completed secondary public offering, which was announced on June 11, 2025 and successfully closed on June 13,2025. For the financial year ended February 28, 2025, costs relating directly to the proposed secondary public offering announced on July 24, 2024, and cancelled on July 26, 2024.

Finance Income

Finance income consists of interest earned on positive bank balances.

Finance Costs

Finance costs consist of interest on bank overdraft facilities, interest-bearing loans and lease obligations.

Taxation

Taxation consists primarily of current and deferred income tax and a minimal component of withholding tax.

Non-Controlling Interest

Profit attributable to non-controlling interest, which represents the share of profit belonging to holders of equity in Karooooo’s subsidiaries that are not wholly owned by the parent company.

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Year ended February 28/29				Y-o-Y %
	2026	2026	2025	2024 (3)	2026	2025
Consolidated Statement of Profit and Loss	(U.S.$ thousands(1))	(in R thousands)

Revenue	344,237	5,479,120	4,567,459	4,205,511	20%	9%
Cost of revenue	(110,259)	(1,754,950)	(1,364,407)	(1,514,674)	29%	(10)%
Gross profit	233,978	3,724,170	3,203,052	2,690,837	16%	19%
Other income	941	14,975	10,369	11,831	44%	(12)%
Operating expenses	(146,037)	(2,324,433)	(1,901,088)	(1,660,166)	22%	15%
Sales and marketing	(52,866)	(841,453)	(614,765)	(500,903)	37%	23%
General and administration	(68,920)	(1,096,981)	(944,833)	(837,606)	16%	13%
Research and development	(16,427)	(261,467)	(226,935)	(212,235)	15%	7%
Expected credit losses on financial assets	(7,824)	(124,532)	(114,555)	(109,422)	9%	5%
Operating profit	88,882	1,414,712	1,312,333	1,042,502	8%	26%
Offering costs	(733)	(11,667)	(15,113)	—	(23)%	—
Finance income	2,166	34,476	44,167	39,418	(22)%	12%
Finance costs	(4,893)	(77,874)	(50,866)	(15,822)	53%	221%
Fair value changes to derivative assets	—	—	—	(388)	—	(100)%
Impairment of goodwill	—	—	(43,600)	—	(100)%	100%
Profit before taxation	85,422	1,359,647	1,246,921	1,065,710	9%	17%
Taxation	(21,897)	(348,535)	(309,811)	(311,554)	12%	(1)%
Profit for the year	63,525	1,011,112	937,110	754,156	8%	24%

Profit attributable to:
Owners of the parent	62,445	993,920	921,031	738,191	8%	25%
Non-controlling interest	1,080	17,192	16,079	15,965	7%	1%
	63,525	1,011,112	937,110	754,156	8%	24%

Earnings per share
Basic and diluted earnings per share (US$’s & R’s)	2.02	32.17	29.81	23.85	8%	25%

Adjusted earnings per share (a non-IFRS measure)
Adjusted basic and diluted earnings per share (a non-IFRS measure) (2) (US$’s & R’s)	2.05	32.55	31.67	23.85	3%	33%

	Year ended February 28/29
	2026	2026	2025	2024 (3)
	(U.S.$
	thousands(1))	(in R thousands)

Reconciliation of basic and diluted earnings and adjusted earnings per share (a non-IFRS measure)

Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	62,445	993,920	921,031	738,191
Adjust for:
Offering costs	733	11,667	15,113	—
Impairment of goodwill	—	—	43,600	—
Gain on disposal of subsidiaries	—	—	(1,432)	—
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	63,178	1,005,587	978,312	738,191

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,893	30,895	30,948

Basic and diluted earnings per share	2.02	32.17	29.81	23.85
Adjusted basic and diluted earnings per share (a non-IFRS measure) (2)	2.05	32.55	31.67	23.85

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Adjusted earnings per share, a non-IFRS measure, is defined as earnings per share in accordance with IFRS excluding the impact of offering costs, impairment of goodwill and gain on disposal of subsidiaries. In addition to our results determined in accordance with IFRS, we believe, Adjusted earnings per share, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted earnings per share in our operational and financial decision-making and believe Adjusted earnings per share is useful to investors because similar measures are frequently used by securities analysts, investors, rating agencies and other interested parties to evaluate our competitors and to measure profitability. A reconciliation from earnings per share to Adjusted earnings per share, a non-IFRS measure, is presented.

(3)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because the disclosure as at and for the financial year ended February 29, 2024 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2025, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Comparison of Results for the Year Ended February 28, 2026 and February 28, 2025

Revenue

Karooooo’s total revenue increased 20% to ZAR5,479.1 million.

Cartrack’s subscription revenue increased by ZAR 775.3 million, or 19%, to ZAR4,830.7 million for the financial year ended February 28, 2026 from ZAR4,055.4 million for the financial year ended February 28, 2025. Subscription revenue growth was driven by the acquisition of new customers and the sales of Video and Cartrack-Tag to our existing customers. Cartrack’s net subscriber addition growth increased 9% to 359,986 for the financial year ended February 28, 2026 from 330,704 for the financial year ended February 28, 2025.

Karooooo Logistics’s revenue increased 29% to ZAR540.3 million (2025: ZAR420.3 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) through selected third-party sourced drivers and logistics companies, and charges per delivery. The business model is highly scalable and is delivering attractive growth.

Cost of Revenue

Karooooo’s cost of revenue increased ZAR390.5 million, or 29%, for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025.

Cartrack’s cost of revenue increased by ZAR302.9 million or 28% and Karooooo Logistics’s increased cost of revenue of ZAR87.7 million or 31% for the financial year ended February 28, 2026 is in line with the increase in revenue.

Other Income

Other income increased ZAR4.6 million, or 44%, for the financial year ended February 28, 2026 compared to the financial year ended February 28, 2025. Other income consists of the government grants and gain on disposal of property, plant and equipment.

Operating Expenses

Operating expenses increased ZAR423.3 million, or 22%, for the financial year ended February 28, 2026 compared to the financial year ended February 28, 2025. Cartrack’s operating expenses increased ZAR396.5 million, or 22%, for the financial year ended February 28, 2026 as compared to the financial year ended February 28, 2025 driven primarily by investments in infrastructure and sales headcount to support territorial expansion and distribution capacity.

Karooooo Logistics’s operating expenses increased by 28% to ZAR122.1 million incurred for the financial year ended February 28, 2026, compared to ZAR95.3 million for the financial year ended February 28, 2025 as we continued disciplined, strategic investment to drive the scalable growth of Karooooo Logistics.

The increase in operating expenses is set forth in more detail below:

Sales and Marketing

	Year ended February 28
	2026	2026	2025	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

Sales and marketing	(52,866)	(841,453)	(614,765)	37%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s sales and marketing operating expenses increased by ZAR226.7 million or 37% for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025, primarily driven by Cartrack.

Cartrack’s sales and marketing operating expenses increased 37% to ZAR839.6 million for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025 as we invested in sales capacity to accelerate growth. We are encouraged by the early returns on our strategic investment in customer acquisition which are delivering intended outcomes and positioning us well for continued strong growth. Customer acquisition costs are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. This component increased ZAR89.4 million, or 19%, for the financial year ended February 28, 2026.

Investment in sales and marketing generally takes approximately 6 months to translate into customer acquisition. We believe that our strategic investment in sales capacity positions us well for long term growth. Our customer lifetime value (LTV) to customer acquisition costs (“CAC”) ratio, a non-IFRS measure, continues to exceed 9 times and underpins our disciplined approach to growth and customer acquisition.

Karooooo Logistics’s sales and marketing operating expenses were ZAR1.9 million for the financial year ended February 28, 2026, compared to ZAR1.6 million for the financial year ended February 28, 2025.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC) (a non-IFRS measure)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period ARR (a non-IFRS measure) and prior comparative period (twelve months) ARR by (ii) the percentage of ARR lost as a result of customer churn over the past twelve months. See “Key Business Metrics—Annualized Recurring Revenue (“ARR”) (a non-IFRS measure).” We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

General and Administration

	Year ended February 28
	2026	2026	2025	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

General and administration	(68,920)	(1,096,981)	(944,833)	16%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s general and administration operating expenses increased by 16% to ZAR1,097.0 million for the financial year ended February 28, 2026 from ZAR944.8 million for the financial year ended February 28, 2025. The increase of ZAR152.1 million was primarily driven by increases in Cartrack’s general and administration operating expenses by 15% to ZAR992.4 million, reflecting our disciplined cost management combined with continued investment in infrastructure to support future growth. Karooooo Logistics’ general and administration operating expenses were ZAR104.6 million incurred for the financial year ended February 28, 2026, compared to ZAR82.2 million incurred for the financial year ended February 28, 2025.

Research and Development

	Year ended February 28
	2026	2026	2025	Y-o-Y %
	(U.S.$
	thousands (1))	(in R thousands)

Research and Development	(16,427)	(261,467)	(226,935)	15%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Karooooo’s research and development operating expenses increased by ZAR34.5 million or 15% for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025, primarily due to an increase in Cartrack’s research and development operating expenses by ZAR30.2 million, or 14%, as we continued our investment in innovation to improve and expand the capabilities of our operational intelligence platform and internal management system. Karooooo Logistics’s research and development operating expenses were ZAR15.8 million incurred in the financial year ended February 28, 2026 as compared to ZAR11.5 million incurred in financial year ended February 28, 2025.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets increased ZAR10.0 million, or 9%, for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025. The method of providing for expected credit losses is consistent with prior years.

Finance Income

Finance income decreased ZAR9.7 million, or 22%, for the financial year ended February 28, 2026 compared to the financial year ended February 28, 2025. This was primarily driven by lower interest earned on positive bank balances during the year.

Finance Costs

Finance costs increased ZAR27.0 million, or 53%, for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025. This was primarily due to interest incurred on overdraft facilities utilised for working capital purposes and increased interest relating to lease liabilities.

Taxation

Our total effective tax rate for the financial year ended February 28, 2026 was 25.6%, which increased from 24.8% for the financial year ended February 28, 2025. This was primarily due to temporary differences between tax and accounting profits across the Group entities.

There is no dividends tax in Singapore.

See Note 23 to the accompanying consolidated financial statements included elsewhere in this annual report for a detailed reconciliation of the tax expense.

Non-Controlling Interest

Profit attributable to non-controlling interest, which represents the share of profit accruing to holders of equity in Karooooo’s subsidiaries that are not wholly owned by the parent company, increased by ZAR1.1 million, or 7%, for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025.

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (“CEO”), who makes strategic decisions for the Group.

The Group organized its business units based on its products and services into the following reportable segments:

●	Cartrack is a provider of an operational intelligence platform that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

●	Karooooo Logistics provides a software application enabling the management of last mile delivery and general operational logistics (Delivery-as-a-service or “DaaS”). This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

●	Carzuka operated as a physical and e-commerce vehicle buying and selling marketplace which allowed customers to source, buy and sell vehicles efficiently and cost effectively. In Quarter 3 of FY2024, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This followed considerable interaction with motor dealerships across South Africa who perceived Carzuka’s business interests to conflict with their business interests, and Cartrack did not want to risk the long-standing strategic relationships that Cartrack forged with them. There are many components within Carzuka’s platform that had been built and developed that will continue to provide value to the existing Cartrack fleet platform. With effect from financial year 2025, Carzuka has changed the focus of its operations such that the nature of the underlying services offered now aligns with Cartrack’s broader operations and has been integrated into that segment accordingly.

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

	Cartrack
	Year ended February 28
	Subscriber			Subscription Revenue				Total Revenue
	2026	2025	Y-o-Y %	2026	2026	2025	Y-o-Y %	2026	2026	2025	Y-o-Y %
	(in Units)			(U.S.$ thousands(1))	(in R thousands)			(U.S.$ thousands(1))	(in R thousands)
South Africa	2,005,888	1,736,542	16%	217,864	3,467,675	2,900,018	20%	222,983	3,549,147	2,944,506	21%
Africa-Other	92,043	90,974	1%	9,289	147,853	130,105	14%	9,383	149,339	143,803	4%
Europe	228,384	200,774	14%	29,679	472,391	387,777	22%	30,335	482,841	399,209	21%
Asia-Pacific, Middle East & USA	335,907	273,946	23%	46,665	742,750	637,494	17%	47,592	757,515	659,593	15%
Total	2,662,222	2,302,236	16%	303,497	4,830,669	4,055,394	19%	310,293	4,938,842	4,147,111	19%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

South Africa

The pace of growth in South Africa reflects our deliberate strategy to cement our leadership position in South Africa through a balanced combination of subscribers’ additions and selling Video and Cartrack-Tag to our existing customers, contributed to Karooooo’s robust financial performance. Revenue for South Africa increased ZAR604.6 million, or 21%, for the financial year ended February 28, 2026 driven by a 20% increase in subscription revenue of ZAR567.7 million primarily due to strong net subscriber growth of 16% or 269,346 subscribers.

Africa-Other

This region remains a positive cash generator and is strategic to our South African operations. The number of subscribers increased by 1% to 92,043 as at financial year ended February 28, 2026 (2025: 90,974), while the subscription revenue increased by ZAR17.7 million or 14%.

Europe

European revenue increased ZAR83.6 million, or 21%, for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025. Subscription revenue increase ZAR84.6 million or 22% primarily driven by subscriber growth of 14% to 228,384 subscribers. We continued to expand our customer base and drive our distribution capabilities in the region.

Asia-Pacific, Middle East and USA

Revenue for Asia-Pacific, Middle East and USA increased ZAR97.9 million, or 15%, for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025. Subscription revenue growth was driven by the number of subscribers in this region increasing 23% to 335,907 subscribers as at February 28, 2026. The pace of subscription revenue growth in the region was primarily driven by faster growth in certain countries that generate lower ARPU. As the second largest contributor to the Group, we view Southeast Asia as the Group’s most compelling growth opportunity in the medium to long term.

We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because the disclosure as at and for the financial year ended February 29, 2024 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2025, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Recent Accounting Pronouncements

A discussion of new accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included below and in Note 3 — Standards Issued But Not Yet Effective of our consolidated financial statements included elsewhere in this annual report.

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

Details of amendment	Annual periods beginning on/after

IFRS 7 and IFRS 9: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21: Lack of Exchangeability*	January 1, 2027
Amendments to IAS 28 and IFRS 10: Sale or Contribution of Assets between an Investors and its Associate or Joint Venture	To be determined

*	The effective date is for the updated sections only – Translation to a Hyperinflationary Presentation Currency.

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

Our principal sources of liquidity are our cash generated from operations, cash and cash equivalents as well as borrowings available under our loan and funding facilities. Cash and cash equivalents consist primarily of cash or deposit with banks. As at February 28, 2026, our cash and cash equivalents totaled ZAR1,153.9 million.

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

	Year ended February 28/29				Y-o-Y %
	2026	2026	2025	2024(2)	2026	2025
	(U.S.$ thousands (1))	(in R thousands)

Net cash generated from operating activities	123,585	1,967,060	1,933,295	955,040	2%	102%
Net cash utilized by investing activities	(76,269)	(1,213,952)	(1,077,335)	(932,187)	13%	16%
Net cash utilized by financing activities	(44,424)	(707,086)	(443,260)	(592,954)	60%	(25)%

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this annual report because the disclosure as at and for the financial year ended February 29, 2024 was included in our annual report on Form 20-F (File No. 001-40300), filed with the SEC on June 9, 2025, under the section titled “Item 5. Operating and Financial Review and Prospects.”

Operating Activities

Strong net cash generated from operating activities is an important factor in supporting our robust business model, and is an indication of our ability to provide the capital necessary to invest in subscriber growth and territorial expansion.

Net cash generated from operating activities increased ZAR33.8 million, or 2%, for the financial year ended February 28, 2026 compared to financial year ended February 28, 2025. Cash generated from operations before working capital changes increased by ZAR348.0 million.

As at February 28, 2025, included in other receivables were fixed deposits placed with a licensed bank amounting to ZAR485.7 million that matured in June and July 2024. As a result of these fixed deposits, net cash generated from operating activities for the financial year ended February 28, 2025 were ZAR 1,933.3 million, primarily driven by strong subscription revenue growth and improved earnings, partially offset by working capital utilization to support business growth and higher financial costs related to term loans and bank overdrafts.

Investing Activities

Net cash utilized by investing activities increased ZAR136.6 million, or 13%, for the financial year ended February 28, 2026 compared to the prior period. The increase was primarily driven by ZAR186.3 million increased in investment capitalized in-vehicle telematic devices and IoT devices held for future use for planned subscribers’ growth. The increased, was partially offset by a decrease in capital expenditure due to the completion of construction of the South African Central Office during the year.

Financing Activities

Net cash utilized by financing activities increased ZAR263.8 million, or 60% for the financial year ended February 28, 2026 compared to the prior period. This was primarily due to payment of dividends of ZAR693.6 million, partially offset by net proceeds from term loans of ZAR136.2 million during the financial year. Net cash utilized by financing activities was also impacted by a cash outflow of ZAR117.6 million relating to lease liabilities repayment during the year.

Other Financial Assets

As at February 29, 2024, the Group derecognized a derivative – call option - relating to its acquisition of Karooooo Logistics, following an agreement by shareholders to cancel the call option. The call option was derecognized in the profit or loss. There were no such derivatives as at February 28, 2026 and February 28, 2025.

Loan and Funding Facilities

Mortgage bond

The mortgage bond of ZAR65 million that was registered in favor of First Rand Bank Limited over the remaining extent of Erf 160, Rosebank and Portion 6 of Erf 161, Rosebank, registered in the name of Purple Rain Properties No 444 Proprietary Limited (“PRP”) was repaid in December 2025. PRP subsequently entered into an agreement with The Standard Bank of South Africa Limited (“SBSA”) for a mortgage bond of ZAR440 million to be registered in favor of SBSA over the consolidated plots of land, Erf 160 and Portion 6 of Erf 161 (“erven”), on which the South Africa Central Office had been erected. The registration of the consolidated erven, cancellation of the repaid mortgage bond, and registration of the mortgage bond in favor of SBSA, is in progress. Upon registration of the SBSA mortgage bond, the limited suretyship of ZAR60 million provided by Cartrack Proprietary Limited for the repaid mortgage bond will accordingly be cancelled.

Interest to be levied on the mortgage bond is at prime less 1.75% and repayment is over a period of 10 years.

Term loan

In June 2024, The Standard Bank of South Africa Limited (“SBSA”) extended a loan of ZAR250.0 million to Purple Rain Properties No.444 Proprietary Limited (the owner of the South Africa Central Office) for funding the construction of the building (“the Facilities Agreement”). Interest at a rate of prime less 1.5% was levied by the bank and the loan matured on December 21, 2025. In February, 2026, the parties concluded an addendum to the Facilities Agreement, subject to the registration of a mortgage bond of R440 million in favor of SBSA. Cartrack Proprietary Limited provided a limited guarantee as security for this loan, pending the registration of the mortgage bond. The financial conditions under the loan agreement include a Loan to Value Ratio varying from 68% from the period commencing on February 26, 2025 (the First Utilisation Date) until the first anniversary of the First Utilisation Date and 62% during the next calendar period of 12 months. The Interest Coverage Ratio shall not be less than 1.45 times for the period from the First Utilisation Date until the first anniversary of the First Utilisation Date and 1.77 times in the following period of 12 months. As at the date of this report, the financial conditions have been met.

In September 2024 and June 2025, Cartrack Portugal, S.A., secured loans of EUR2.0 million and EUR1.0 million, respectively, from Banco Comercial Português, S.A. The loan bears an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year and five-year period. There are no covenants relating to these loans.

In January 2026, Cartrack Espana. S.L.U., secured a EUR 0.08 million loan from Abanca- Préstamo. The loan bears an interest rate of 3.5% per year and matured on April 22, 2026.

Bank overdraft and overdraft facilities

In March 2020, Cartrack Proprietary Limited entered into a Short-Term Facility Letter with Capitec Bank Limited (“Capitec Bank”), previously Mercantile Bank, as amended and supplemented from time to time, for an unsecured short-term overdraft and other facilities (the “Overdraft Facility”). Pursuant to the most recent Addendum to the Short-Term Facility Letter, dated June 23, 2025, the Overdraft Facility was increased to ZAR300.0 million. Amounts due under the Overdraft Facility bear interest at Capitec Bank’s prime lending rate, which as at the date of this annual report was 10.5%. Subject to completion of the annual review, Capitec Bank has approved the extension of the expiry date to June 30, 2026.

In August 2025, Cartrack Proprietary Limited entered into a Short-Term Facility Letter with The Standard Bank of South Africa Limited (“Standard Bank”), as amended and supplemented from time to time, for an unsecured short-term working capital and other facilities (the “Working Capital Facility”). The Working Capital Facility amounts to ZAR300.0 million. Amounts due under the Working Capital Facility bear interest at Standard Bank’s prime lending rate minus 1%, which as at the date of this annual report was 9.5%.

As at February 28, 2026, ZAR407.7 million (2025: ZAR205.3 million) of these facilities had been utilized.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose and structured finance entities.

Contractual Obligations

The following table summarizes our contractual obligations as at February 28, 2026.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include contractual interest payments.

At February 28, 2026	Less than 1 year	2 years	3 years	4 years	5 years or more	Total
	(in R thousands)

Term loans	83,386	79,288	75,643	72,243	313,232	623,792
Lease obligations	141,305	113,304	61,317	9,218	1,263	326,407
Trade and other payables	522,978	—	—	—	—	522,978
Loan from a related party	85	—	—	—	—	85
Bank overdraft	407,668	—	—	—	—	407,668

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

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

Quarterly Financial Information and Other Information

The following table sets forth our unaudited quarterly operational and financial information for each of the eight most recent quarters for the financial period ended February 28, 2026. We have prepared the unaudited quarterly operational and financial information on a consistent basis with the consolidated financial statements included elsewhere in this annual report. In the opinion of management, the unaudited quarterly operational and financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
Quarterly Subscriber Data	May 31, 2024	August 31, 2024	November 30, 2024	February 28, 2025	May 31, 2025	August 31, 2025	November 30, 2025	February 28, 2026
	(subscribers and percentage growth)
Subscribers (as at end of period)	2,047,442	2,136,610	2,223,227	2,302,236	2,386,249	2,456,989	2,568,467	2,662,222
Net subscriber growth for the three months	75,910	89,168	86,617	79,009	84,013	70,740	111,478	93,755
Growth against comparative prior year quarter	17%	17%	17%	15%	17%	15%	16%	16%

	Three Months Ended
Quarterly Financial Results Data	May 31, 2024	August 31, 2024	November 30, 2024	February 28, 2025	May 31, 2025	August 31, 2025	November 30, 2025	February 28, 2026
	(in R thousands)

Revenue	1,081,825	1,106,721	1,159,390	1,219,523	1,277,017	1,343,894	1,409,830	1,448,379
Subscription revenue	963,768	985,985	1,031,942	1,086,482	1,141,059	1,182,284	1,239,099	1,281,306
Hardware and installation revenue	16,203	15,253	16,859	18,213	11,317	12,701	14,154	4,687
Other revenue	3,169	7,103	5,044	7,774	7,020	12,164	24,960	21,170
Carzuka	2,099	—	—	—	—	—	—	—
Karooooo Logistics	96,586	98,380	105,545	107,054	117,621	136,745	131,617	141,216
Cost of revenue	(334,416)	(328,053)	(351,359)	(350,579)	(403,714)	(431,460)	(430,983)	(488,793)
Gross profit	747,409	778,668	808,031	868,944	873,303	912,434	978,847	959,586
Other income	1,682	4,284	3,408	995	1,457	6,244	5,821	1,453
Operating expenses	(449,344)	(480,754)	(486,264)	(484,726)	(522,966)	(562,657)	(615,491)	(623,319)
Sales and marketing	(140,248)	(156,898)	(156,981)	(160,638)	(180,687)	(210,280)	(230,016)	(220,470)
General and administration	(221,494)	(239,418)	(249,508)	(234,413)	(244,913)	(276,946)	(285,408)	(289,714)
Research and development	(57,609)	(54,109)	(57,447)	(57,770)	(63,780)	(60,050)	(62,618)	(75,019)
Expected credit losses on financial assets	(29,993)	(30,329)	(22,328)	(31,905)	(33,586)	(15,381)	(37,449)	(38,116)
Operating profit	299,747	302,198	325,175	385,213	351,794	356,021	369,177	337,720
Finance income	11,213	13,708	8,824	10,422	10,429	10,926	5,504	7,617
Finance costs	(5,634)	(11,826)	(16,784)	(16,622)	(15,166)	(17,245)	(20,378)	(25,085)
Fair value changes to derivative assets	—	—	—	—	—	—	—	—
Impairment of goodwill	—	—	—	(43,600	—	—	—	—
Offering costs	—	(15,470)	407	(50)	—	(12,172)	203	302
Profit before taxation	305,326	288,610	317,622	335,363	347,057	337,530	354,506	320,554
Taxation	(80,043)	(72,844)	(76,897)	(80,027)	(78,183)	(88,961)	(86,020)	(95,371)
Profit for the year	225,283	215,766	240,725	255,336	268,874	248,569	268,486	225,183

Profit attributable to:
Owners of the parent	221,584	211,543	237,264	250,640	264,095	243,576	264,109	222,140
Non-controlling interest	3,699	4,223	3,461	4,696	4,779	4,993	4,377	3,043
	225,283	215,766	240,725	255,336	268,874	248,569	268,486	225,183

E.	CRITICAL ACCOUNTING ESTIMATES

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

Useful Life of Capitalized Telematics Devices, Capitalized Commission Assets and Revenue Recognition from Deferred Revenue

We complete a detailed assessment annually on the expected life cycle of subscriber contracts across the Group. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, the average useful life of a subscriber contract was over 60 months as at financial year ended February 28, 2026. Contracts that terminate prior to the end of useful life result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information regarding the current members of our board of directors.

Name	Age	Position
Isaias (Zak) Jose Calisto	59	Executive Officer and Executive Chairman
Hoe Shin Goy	46	Executive Officer
Siew Koon Lim	67	Lead Independent Director
Andrew Leong	51	Independent Director
Kim White	50	Independent Director

Executive Officers

The table below sets forth information regarding individuals who serve as executive officers.

Name	Age	Position
Isaias (Zak) Jose Calisto	59	Chief Executive Officer
Hoe Shin Goy	46	Chief Financial Officer
Juan Marais (1)	57	Chief Sales Officer

1.	Mr. Marais is included above as an executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,250,793 shares through One Spire (Pty) Ltd., which corresponds to 10.5% of the outstanding shares of the Company.

Senior Management

The following table sets forth information regarding members of our current senior management team.

Name	Age	Position
Richard Schubert	52	Chief Operating Officer
Carmen Calisto	29	Chief Strategy and Marketing Officer
Pedro Ventura	38	Chief Technology Officer

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

Siew Koon Ong (Siew Koon Lim) was appointed to our board in July 2021 and is currently Karooooo’s Lead Independent Director and the Chair of the Audit and Risk Committee. Mrs. Lim holds a Bachelor of Accountancy degree from the National University of Singapore and is a Chartered Accountant and fellow member of the Institute of Singapore Chartered Accountants. Mrs. Lim has 37 years of experience in providing audit and business advisory services to local companies as well as major public listed companies in a wide range of industries, including banks. She has led initial public offerings of companies in the retail and lifestyle, manufacturing, construction and property development industries. Mrs. Lim joined Ernst & Young LLP (then known as Ernst & Whinney) in April 1982 and was a partner of the firm from July 1998 to June 2019, acting as Chief Financial Officer for a period of 3 years with the responsibility for the firm’s financial and management accounts. Mrs. Lim is also an independent director of Nanofilm Technologies International Limited, which is listed on the Mainboard of the SGX, serving as the Lead Independent Director and Chairperson of the Audit and Risk Committee and a member of the Nominating and Remuneration Committee. Mrs. Lim is also an independent director of Maribank (Singapore) Pte Ltd, one of the four digital banks in Singapore. At Maribank, she is the Lead Independent Director and Chairperson of the Audit Committee. She also sits on the Risk Committee and Remuneration and Nominating Committee at Maribank. Mrs Lim is also an independent director of Mapletree Logsitic Trust Management Ltd where she is a member of the Audit and Risk Committee. In addition to Mrs. Lim’s global financial expertise and deep understanding of regulatory and technical compliance in a listed environment, we believe her extensive local knowledge and experience qualifies her to serve as a member of the Board.

Andrew Leong has been a member of our board of directors since February 2021 and was the co- founder and the Chief Executive Officer of Videre Security Solutions, a software company established in 2016, providing data analytics and cybersecurity to Singapore. Mr. Leong started his career in Singapore’s Intelligence Agency in 1998 and was head of the cybersecurity division from 1999 until 2005. From 2005 until 2015, Mr. Leong was the Managing Director of Chameleon Associates Pte. Ltd., a company specializing in risk mitigation utilizing predictive profiling. Mr. Leong holds a Bachelor of Applied Sciences in computer engineering from the Nanyang Technology University, Singapore. We believe that Mr. Leong is well qualified to serve as a member of our board of directors given his extensive experience in artificial intelligence and data analytics.

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

Directors and Executive Officer Compensation footnote

The following table provides information about the aggregate compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the years ended February 2026 and 2025 for services in all capacities:

	Year ended February 28/29
	2026	2026(2)	2025(2)
	(U.S.$ thousands (1))	(in R thousands)
Short-term employee benefits	1,165	18,536	18,285
Post-employment benefits	30	480	456
	1,195	19,016	18,741

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars as at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Aggregate information disclosed includes directors and executive management given Karooooo’s IPO in the United States and the incorporation of international headquarters in Singapore with a centralized management function. The Group CEO and CFO drive the Group’s strategy implementation, operation and direction with focus on sustainability and top and bottom-line growth. Mr. Marais is included as an executive officer by virtue of his shareholding in Karooooo. Mr. Marais is the beneficial owner of 3,250,793 shares through One Spire (Pty) Ltd., which corresponds to 10.5% of the outstanding shares of the Company.

C.	BOARD PRACTICES

Board Composition

Our board of directors is composed of five members, of whom Siew Koon Lim, Andrew Leong and Kim White qualify as “independent” under Nasdaq listing rules. Our constitution provides that our board of directors initially be divided into three classes with staggered terms over a three-year period. Only Class I directors were subject to re- election at the first annual meeting of stockholders held after the Nasdaq listing, with the other classes continuing for the remainder of their respective terms. Our current directors are divided among the three classes as follows:

●	the Class I director is Andrew Leong, who was re-elected for a term of three years at the annual meeting of stockholders held on August 29, 2024;

●	the Class II directors are Kim White and Siew Koon Lim. Mrs Lim was re-elected for a term of three years at the annual general meeting of stockholders held on 25 July 2025; and

●	the Class III directors are Isaias (Zak) Jose Calisto and Hoe Shin Goy, who were both re-elected at the AGM held on July 12, 2023, for a term of three years.

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

As at February 28, 2026, we had 7,395 full-time employees, of which 5,398 are located in South Africa, 309 are located in Africa-Other, 387 are located in Europe, and 1,301 are located in Asia-Pacific and Middle East. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

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

As at financial year ended February 28, 2026, we were not required to recoup any compensation awarded under the Compensation Recoupment Policy.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information as at May 29, 2026 regarding actual ownership of our ordinary shares by:

●	each person or entity we know to own 5% or more of our ordinary shares;

●	each executive officer; and

●	each director.

For purposes of the table below, the percentage ownership calculations are based on 30,893,300 ordinary shares outstanding as at May 29, 2026. To the extent different, beneficial ownership determined in accordance with the rules of the SEC, including voting or investment power with respect to the securities, is described in the footnotes to the table.

	As at May 29, 2026
Name of Owner	Number	Percent
Directors and/or Executive Officers
Isaias (Zak) Jose Calisto (1)	17,917,958	58.00
Hoe Shin Goy	5,882	0.02
Kim White
Siew Koon Lim
Andrew Leong
Juan Marais (2)	3,250,793	10.52
All executive officers and directors as a group (6 persons)	21,174,633	68.54

Other 5% Shareholders
Gobi Capital LLC (3)	2,200,668	7.12

Total Ordinary Shares	23,375,301	75.66

(1)	Mr. Calisto owns 17,917,958 shares, or 58.00%. However, Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Marais’ 3,250,793 shares may be deemed to be beneficially owned by Mr. Calisto. Therefore, Mr. Calisto may be deemed to beneficially own 21,168,751 shares or 68.52%. Mr. Calisto disclaims beneficial ownership of Mr. Marais’ 3,250,793 ordinary shares.

(2)	Mr. Marais is the beneficial owner of 3,250,793 shares through One Spire (Pty) Ltd., which corresponds to 10.52% of the outstanding shares of the Company. Mr. Marais and Jennie Allen are directors of One Spire (Pty) Ltd., and accordingly, Mr. Marais and Ms. Allen share voting and investment power over the shares held by One Spire (Pty) Ltd. Mr. Calisto and One Spire (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then One Spire (Pty) Ltd. will cast all votes in respect of the ordinary shares that One Spire (Pty) Ltd. beneficially owns as directed by Mr. Calisto. As a result, in accordance with the rules of the SEC, Mr. Calisto may be deemed to beneficially own such shares. Mr. Calisto disclaims beneficial ownership of such ordinary shares.

(3)	Gobi Capital LLC is controlled by Bo Shan. Gobi Capital LLC and Bo Shan disclaim beneficial ownership of the ordinary shares listed above except to the extent of any pecuniary interest therein. The business address of Gobi Capital LLC is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

As at May 29, 2026, we had 1 holder of record of our ordinary shares in the United States, holding approximately 25,363,843 of our total issued ordinary shares. The U.S. shareholder of record is CEDE & CO., a nominee of The Depository Trust Company. We believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. The share register in South Africa holds 5,529,457 ordinary shares.

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

Loan Arrangements

Given our commitment to South Africa’s broad-based Black economic codes of good practice, we entered into an Enterprise Development Loan Agreement with Bumbene House (Proprietary) Limited in February 2020 under which we provided Bumbene House (Proprietary) Limited with a loan in an aggregate amount of ZAR11.0 million. The loan was extended by a further ZAR8.4 million during the 2021 financial year, ZAR6.4 million during the 2023 financial year, another ZAR2.4 million in the 2024 financial year and ZAR0.5 million in the 2025 financial year. Amounts due under this loan bear no interest, have no fixed terms of repayment and are repayable on demand. As at February 28, 2026, ZAR28.7 million of this loan remained outstanding.

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

Mr J Marais, Mr Calisto and Onecell Holdings (Pty) Ltd had no interest in Picup prior to the acquisition.

In Q2 FY 2025, by way of a repurchase and cancellation by Karooooo Logistics (Pty) Ltd of its own shares from minority shareholders, the Group’s interest increased to 74.8%. Effective 1 September 2025, the company repurchased and cancelled additional shares from a minority shareholder, representing 7.6% of the issued shares of the company, which resulted in the group’s interest increasing to 81%.

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

In accordance with the stated dividend policy above, an interim dividend of 1.25 U.S. dollar per ordinary share, pertaining to the first quarter of Karooooo’s 2026 financial year, that was paid out of Karooooo’s retained earnings, on August 18, 2025 (in South Africa) and August 22, 2025 (in the US) to shareholders on record as at the close of business on August 15, 2025. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD.

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

As announced on April 7, 2026 Ministerial Statement, in order to provide support for companies to manage cost pressures, the Singapore government announced a Corporate Income Tax rebate (“CIT Rebate”) of 50% of the corporate tax payable to all taxpaying companies, whether tax resident or not, for YA 2026. Active companies that have employed at least one local employee in 2025 (referred to as “local employee condition”) will receive a minimum benefit of $2,000 in the form of a CIT Rebate Cash Grant. The total maximum benefits of the CIT Rebate and CIT Rebate Cash Grant that a company may receive is $40,000.

Under Pillar Two of the Base Erosion and Profit Shifting (“BEPS”) 2.0 initiative, the Singapore Pillar Two legislation relating to the Income Inclusion Rule (“IIR”), through the Multinational Top up Tax (“MTT”) and Domestic Top-up Tax (“DTT”), has been officially enacted on January 01, 2025. A minimum effective tax rate of 15% on businesses’ profits from financial years starting on or after January 01, 2025 will be imposed on relevant Multinational Enterprise (“MNE”) with annual group revenue of EUR 750 million or more in at least two of the four preceding financial years (referred to as “in-scope MNE groups”), in line with the Pillar Two Global Anti-Base Erosion (“GloBE”) Model Rules. As at February 28, 2026, the Group is not in-scope.

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

South African Tax Considerations

The following summary outlines certain principal South African income tax considerations generally applicable to the acquisition, holding and disposal of the Company’s ordinary shares.

This summary is based on the provisions of the South African Income Tax Act No. 58 of 1962 (“Income Tax Act”), and the prevailing practice adopted by the South African Revenue Service (“SARS”), published in writing prior to the date hereof. This summary does not consider legislative proposals to amend the Income Tax Act. This summary is of a general nature only and does not constitute legal or tax advice to any particular shareholder. This summary is not exhaustive of all South African income tax considerations. Accordingly, shareholders should consult their own tax advisors as to the tax consequences under the tax laws of the country of which they are resident or otherwise subject to tax.

As used in this registration statement, the term “SA Corporate” means a person contemplated in section 64F(1)(a) of the Income Tax Act being “a company which is a resident” for tax purposes in South Africa.

As used in this registration statement, the term “Regulated Intermediary” means a regulated intermediary as contemplated in section 64D of the Income Tax Act.

For tax years ending on or after March 31, 2023, the Corporate Income Tax (“CIT”) rate applicable to the corporate income of both resident and non-resident companies is 27%. In the 2026 budget, the CIT rate in South Africa remains unchanged.

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

The shareholder base of the Company, classified either as SA Tax Resident Shareholders or non-SA Tax Resident Shareholders, may vary over time. Where the Company achieves CFC status in future, only those SA Tax Resident Shareholders holding, alone or together with any connected person, 10% or more of the Company’s ordinary shares must include in their taxable income (i.e. impute unless any of the exemptions from imputation apply — see below) their proportion of the “net income” of the Company, with such proportion being their proportional shareholding equivalent to the percentage of their shareholding in the Company’s ordinary shares.

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

Where the Non-SA Tax Resident Shareholders are share dealers, disposal of their Company ordinary shares registered on the JSE or through the DTC will generally not be subject to South African income tax, provided that the Company ordinary shares are not attributable to a permanent establishment of the Non-SA Tax Resident shareholder in South Africa.

Relief from South African dividends tax may be available under an applicable double taxation agreement, subject to compliance with the relevant administrative requirements.

The above summary does not consider the potential application of South Africa’s general anti-avoidance rules.

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

If a partnership (or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships that own ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

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

Any Singapore stamp duty imposed on an acquisition of our ordinary shares (as detailed under “- Singaporean Tax Considerations – Stamp Duty”) will not be creditable against your U.S. federal income tax liability (but may increase your tax basis in the acquired shares).

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

Based on the composition of our income and assets and the value of our assets, including the estimated value of our goodwill and other intangible assets, we believe that we were not a PFIC for our taxable year ended February 28, 2026. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and depends on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined in part by reference to the market price of the ordinary shares, which has been, and could continue to be, volatile). We hold a significant amount of cash and cash equivalents and our PFIC status for any taxable year may also depend on how, and how quickly, we use them. Because the value of our goodwill and certain other intangible assets may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines or fluctuates significantly while we hold a substantial amount of cash, cash equivalents and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

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

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

(Refer to the Risk Factors note on foreign currencies on page 30 and Note 29.2 (c) on Currency Risk on page F-49) At this time, we do not hedge our foreign currency risk.

Interest Rate Risk

Interest rate risk primarily relates to our loan obligations with variable interest rates. For example, amounts outstanding under our Term Loan Facilities accrue interest at variable rates linked to the South African prime rate and 6-month Euribor which exposes us to interest rate risk. Short-term deposits held at banking institutions also carry interest rates at prevailing market conditions.

An increase of 100 basis points as at February 28, 2026 would have resulted in ZAR8.55 million in additional interest expenses. We have not entered into any financial instruments to mitigate interest rate risk.

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

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act, as amended) as at February 28, 2026. Based on that evaluation, we concluded that, as at such date, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures, and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at February 28, 2026. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control— Integrated Framework (2013)’’ and assessed the current process as effective as February 28, 2026.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As Karooooo is still classified as an Emerging Growth Company (“EGC”), under the Jumpstart our Business Startups Act (JOBS Act), the effectiveness of internal control over financial reporting as at February 28, 2026 need not be independently audited by the independent registered public accounting firm. This exemption was applied in the current reporting cycle and our independent auditor has not audited the effectiveness of our internal control over financial reporting.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the financial year ended February 28, 2026, we completed the remediation of the material weaknesses identified in relation to privileged user access and change management controls relating to certain of our systems as well as journal processing controls in one of our subsidiaries as at February 28, 2025, as previously disclosed in our Annual Report on Form 20-F for the financial year ended February 28, 2025. As part of our efforts to improve our internal control over financial reporting, following our identification of the material weaknesses, we enhanced our control procedures and attributes, and subsequently implemented revised controls.

Based on our Section 404(a) assessment, our management concluded that, as at February 28, 2026, our internal control over financial reporting was effective. Other than the remediation activities described above, there were no changes in our internal control over financial reporting that occurred during the year ended February 28, 2026 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting. As part of our ongoing project to evaluate and enhance our internal control over financial reporting, we expect to continue to refine our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by our principal accountants Deloitte & Touche (located in South Africa) for the financial year ended February 28, 2026 and February 28, 2025:

	Year ended February 28
	2026	2026	2025
	(U.S.$ thousands (1))	(in R thousands)
Audit fees	1,165	18,537	15,568
Tax fees	—	—	—
All other fees	105	1,677	—
	1,270	20,214	15,568

(1)	For convenience purposes only, amounts in South African rand as at February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00, the exchange rate for U.S. dollars at February 28, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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

All other fees consist of fees billed or accrued for services rendered in connection with our secondary public offering, which was announced on June 11, 2025 and closed on June 13, 2025, including services customarily provided by the principal accountant in connection with such an offering.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting (AGM) held on July 25, 2025 the shareholders of Karooooo passed a resolution by a 99.38% majority vote authorizing the repurchase of up to 10% of the Company’s shares. The Board is duly authorized to implement this share buyback program in accordance with the requirements outlined in the resolution.

Purchases of ordinary shares by the Company may be made by way of market purchases on the Nasdaq and/or the JSE. At our next AGM, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

No repurchases were made following the authorization by shareholders for the period up to the date of this report.

The authority conferred by the share repurchase mandate will continue by law until the earliest of either the date of the next AGM, the date by which the next AGM of the Company is required by law to be held or the date on which the share purchases are carried out to the full extent mandated or revoked by shareholders at a general meeting.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The information required by Item 16F was previously reported in our Annual Report on Form 20-F for the year ended February 28, 2025.

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

In addition, because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit liability under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act, insider trading reporting obligations under Section 16 of the Exchange Act, and related SEC rules to the extent appropriate.

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

Item 16K. CYBERSECURITY

Risk Management and Strategy

While the Board has delegated risk management responsibilities to the Audit and Risk Committee, the Board remains ultimately responsible for the governance of risk, including cybersecurity risk. The enterprise risk management framework defines Karooooo’s risk management philosophy and encourages a risk-conscious business culture through agreed internal controls and commitment to mitigating actions. Karooooo’s risk management framework implements a bottom-up and top-down approach and has been reviewed to specifically consider the governance and management of risk to support the achievement of strategic objectives, including compliance and performance- related matters.

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

The internal audit function has been outsourced to BDO. An annual internal audit plan, containing a programme of financial and operational audits and reviews for the Group, including cybersecurity, is agreed with the Audit and Risk Committee. This plan is developed by applying a risk-based approach and is reviewed and ultimately approved by the Board on recommendation of the Audit and Risk Committee. It is regularly revised to ensure that it remains relevant to the key business priorities and changing risk environment.

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

The IT Steering Committee is responsible for the effective supply and use of information and technology for the Group and is composed of the Group Chief Operating Officer (“COO”), Group Governance Officer (“GO”), Group Chief Information Officer (“CIO”), Group Chief Technology Officer (“CTO”), IT Governance and Risk Officer and other senior members of management as nominated by the Group Chief Executive Officer. The CIO has overall responsibility for cybersecurity in the Group, including information security risk and compliance programs, as well as cyber resilience and response plans. The CIO is supported by the IT Governance and Risk Officer and they work in partnership with various other senior members of the business, including the COO, Group Chief Financial Officer, CTO, Legal Officer, Compliance Officer and the Data Protection Officer to ensure that the Group’s information security posture is fit for purpose. Both the CIO and the IT Governance and Risk officer hold degrees in Computer Science.

The CIO is supported by a global team of experts who manage the day-to-day information and cybersecurity activities of the business. These staff hold certifications in their various domains of expertise.

The IT Steering Committee presents regular reports to the Audit and Risk Committee, which consist of a comprehensive governance report and dedicated risk register, including information, cybersecurity, and information technology risks, the mitigating controls that are in place, management’s action plans to remediate material issues, additional measures to be implemented, as well as anticipated residual risk levels. Significant risks are extracted and included in the enterprise risk management dashboard. At the request of the Board, the external auditors review the IT general controls as part of the annual audit.

The Board reviews and discusses the Group’s technology and cybersecurity strategy with the COO bi-annually.

Key cybersecurity aspects include:

●	Cybersecurity risk assessment;

●	Information and cybersecurity incident management, including incident response timelines; materiality assessment; incident notification and communication mechanisms and timelines; and

●	Business continuity testing, including cyber incident simulations.

At an operational level, the Group has implemented technologies and systems architectures to ensure business resilience and we have adopted robust frameworks for managing threat intelligence, performing vulnerability assessments and implementing appropriate technical and organizational measures to remediate identified risks.

We use the information gained through testing and monitoring to manage any identified vulnerabilities and further improve our cybersecurity preparedness and response infrastructure, including the actions to be taken in responding to and recovering from cybersecurity incidents, which include assessing the severity of incidents, escalation protocols, containment of incidents, communication protocols, remediation actions and post incident reviews.

Our aim is to address cybersecurity risks by way of a cross-functional approach, focused on preserving the confidentiality, integrity and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

We perform network and endpoint monitoring, vulnerability assessments, threat hunting and penetration testing on an ongoing basis. Data collected from these activities informs our response and action, as appropriate. This includes routinely performing incident simulations and recovery exercises at both a technical and management level.

All staff receive annual cybersecurity awareness training. Our security training, incorporates awareness of cyber threats (including but not limited to malware, ransomware, social engineering and AI-enabled attacks), password hygiene and incident reporting processes. We incorporate external expertise and reviews in all aspects of our program, which includes the ongoing certification of the Group to the ISO/IEC 27001, ISO/IEC 27017 and ISO/IEC 27018 information security standards, third party penetration testing of the core Fleet application, as well as cybersecurity audits performed by BDO.

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

Item 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Karooooo Ltd.	Form F-1	333-253635	3.1	February 26, 2021

2.1	Specimen Share Certificate	Form F-1/A	333-253635	4.1	March 22, 2021

2.2	Description of Ordinary Shares	Form 20-F	001-40300	2.2	June 13, 2023

4.1	Loan Agreement dated June 21, 2024, between the Standard Bank of South Africa Limited and Purple Rain Properties No. 444 Proprietary Limited	Form 20-F	001-40300	4.1	June 9, 2025

4.1.1*	First Addendum dated February 13, 2026, to Loan Agreement, dated June 21, 2024, between the Standard Bank of South Africa Limited and Purple Rain Properties No. 444 Proprietary Limited	Form 20-F	001-40300	4.1.1	June 9, 2026

4.2	Short Term Facility Letter, dated March 5, 2020 between Capitec Bank Limited (formerly Mercantile Bank Limited) and Cartrack Proprietary Limited	Form 20-F	001-40300	4.2	June 9, 2025

4.3	Addendum, dated April 18, 2024, to Short Term Facility Letter, dated March 5, 2020 between Capitec Bank Limited and Cartrack Proprietary Limited	Form 20-F	001-40300	4.3	June 9, 2025

4.4	Registration Rights Agreement	Form F-1/A	333-253635	10.5	March 22, 2021

4.5	Form of Deed of Indemnity	Form F-1/A	333-253635	10.6	March 12, 2021

8.1*	List of subsidiaries				June 9, 2026

11.1	Insider Trading Policy	Form 20-F	001-40300	11.1	June 9, 2025

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				June 9, 2026

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				June 9, 2026

13.1*	Certification by the Principal Executive Officer and Principal Financial Office pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				June 9, 2026

15.1*	Consent of Deloitte & Touche				June 9, 2026

15.2*	Consent of Ernst & Young LLP				June 9, 2026

16.1	Letter regarding change in certifying accountant	Form 6-K	001-40300	16.1	August 12, 2024

97.1	Compensation Recoupment Policy	Form 20-F	001-40300	97.1	June 13, 2024

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Portions of this exhibit (indicated by asterisks) have been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant if disclosed.

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

Date: June 9, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

for the Years Ended February 28, 2026, February 28, 2025 and February 29, 2024 — Karooooo Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Karooooo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Karooooo Ltd and subsidiaries (the “Company”) as of February 28, 2026 and 2025, the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended February 28, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended February 28, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

June 9, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Karooooo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows of Karooooo Ltd (the Company) for the period ended February 29, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period ended February 29, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Singapore

June 13, 2024

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of February 28
Figures in Rand thousands	Notes	2026	2025

ASSETS
Non-current assets
Property, plant and equipment	5	3,150,690	2,508,215
Capitalized commission assets	6	470,406	494,052
Intangible assets	7	81,720	83,053
Goodwill	8	167,315	174,957
Loan to a related party	12	28,700	28,700
Long-term other receivables and prepayments	11	679	11,629
Deferred tax assets	9	133,320	121,749
Total non-current assets		4,032,830	3,422,355

Current assets
Inventories	10	5,742	3,830
Trade and other receivables and prepayments	11	586,374	597,461
Income tax receivables		15,324	12,622
Cash and cash equivalents	13	1,153,874	1,042,882
Total current assets		1,761,314	1,656,795
Total assets		5,794,144	5,079,150

EQUITY AND LIABILITIES
Equity
Share capital	14	7,142,853	7,142,853
Actuarial reserve		(58)	139
Capital reserve		(3,645,108)	(3,621,245)
Common control reserve		(2,709,236)	(2,709,236)
Foreign currency translation reserve		81,168	277,866
Retained earnings		2,412,384	2,112,091
Equity attributable to equity holders of parent		3,282,003	3,202,468
Non-controlling interest		45,025	43,099
Total equity		3,327,028	3,245,567

Liabilities
Non-current liabilities
Term loans	15	398,931	31,640
Lease liabilities	16	158,577	127,251
Deferred revenue	17	122,722	126,959
Deferred tax liabilities	9	118,842	95,892
Total non-current liabilities		799,072	381,742

Current liabilities
Term loans	15	49,721	283,313
Trade and other payables	18	585,832	469,937
Loan from a related party	12	85	138
Lease liabilities	16	129,288	77,445
Deferred revenue	17	405,605	357,780
Bank overdraft	13	407,668	205,299
Income tax payables		89,845	57,039
Provision for warranties		-	890
Total current liabilities		1,668,044	1,451,841
Total liabilities		2,467,116	1,833,583
Total equity and liabilities		5,794,144	5,079,150

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Year ended February 28/29
Figures in Rand thousands	Notes	2026	2025	2024

Revenue	19	5,479,120	4,567,459	4,205,511
Cost of revenue		(1,754,950)	(1,364,407)	(1,514,674)
Gross profit		3,724,170	3,203,052	2,690,837

Other income		14,975	10,369	11,831

Operating expenses		(2,324,433)	(1,901,088)	(1,660,166)
Sales and marketing		(841,453)	(614,765)	(500,903)
General and administration		(1,096,981)	(944,833)	(837,606)
Research and development		(261,467)	(226,935)	(212,235)
Expected credit losses on financial assets		(124,532)	(114,555)	(109,422)

Operating profit	20	1,414,712	1,312,333	1,042,502

Offering costs	1	(11,667)	(15,113)	-
Finance income	21	34,476	44,167	39,418
Finance costs	22	(77,874)	(50,866)	(15,822)
Fair value changes to derivative assets		-	-	(388)
Impairment of goodwill	8	-	(43,600)	-
Profit before taxation		1,359,647	1,246,921	1,065,710
Taxation	23	(348,535)	(309,811)	(311,554)
Profit for the year		1,011,112	937,110	754,156

Profit attributable to:
Owners of the parent		993,920	921,031	738,191
Non-controlling interest		17,192	16,079	15,965
		1,011,112	937,110	754,156
Earnings per share
Basic and diluted earnings per share (ZAR)	32	32.17	29.81	23.85

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Profit for the year	1,011,112	937,110	754,156

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Actuarial (losses)/gains on defined benefit plans	(197)	139	-

Items that may be reclassified to profit or loss in future periods
Exchange differences on translating foreign operations	(199,114)	(54,716)	88,632

Other comprehensive income for the year	(199,311)	(54,577)	88,632
Total comprehensive income for the year, net of income tax	811,801	882,533	842,788

Total comprehensive income attributable to:
Owners of the parent	797,025	868,224	823,894
Non-controlling interest	14,776	14,309	18,894
	811,801	882,533	842,788

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Figures in Rand thousands	Share capital	Treasury shares	Capital reserve[3]	Common control reserve[1]	Foreign currency translation	Retained earnings[2]	Total attributable to owner of the parent	Non-controlling interest[2]	Total equity

Balance at March 1, 2023	7,142,853	-	(3,582,568)	(2,709,236)	245,109	1,564,809	2,660,967	30,908	2,691,875
Profit for the year	-	-	-	-	-	738,191	738,191	15,965	754,156
Other comprehensive income	-	-	-	-	85,703	-	85,703	2,929	88,632
Total comprehensive income for the year	-	-	-	-	85,703	738,191	823,894	18,894	842,788

Transactions with owner, recognized directly in equity
Contributions by and distributions to owner
Purchase of treasury shares	-	(23,816)	-	-	-	-	(23,816)	-	(23,816)
Dividends	-	-	-	-	-	(499,518)	(499,518)	(9,782)[4]	(509,300)
Total transactions with owner	-	(23,816)	-	-	-	(499,518)	(523,334)	(9,782)	(533,116)

Changes in ownership interest in subsidiaries
Acquisition of new subsidiary	-	-	-	-	-	-	-	915	915
Total changes in ownership interest in subsidiaries	-	-	-	-	-	-	-	915	915
Balance at February 29, 2024	7,142,853	(23,816)	(3,582,568)	(2,709,236)	330,812	1,803,482	2,961,527	40,935	3,002,462

Figures in Rand thousands	Share capital	Treasury shares	Capital Reserve[3]	Common control reserve[1]	Foreign currency translation	Actuarial Reserve	Retained earnings[2]	Total attributable to owner of the parent	Non- controlling interest[2]	Total equity

Balance at March 1, 2024	7,142,853	(23,816)	(3,582,568)	(2,709,236)	330,812	-	1,803,482	2,961,527	40,935	3,002,462
Profit for the year	-	-	-	-	-	-	921,031	921,031	16,079	937,110
Other comprehensive income	-	-	-	-	(52,946)	139	-	(52,807)	(1,770)	(54,577)
Total comprehensive income for the year	-	-	-	-	(52,946)	139	921,031	868,224	14,309	882,533

Transactions with owner, recognized directly in equity
Contributions by and distributions to owner
Cancellation of treasury shares (Note 14)	-	27,277	(27,277)	-	-	-	-	-	-	-
Purchase of treasury shares (Note 14)	-	(3,461)	-	-	-	-	-	(3,461)	-	(3,461)
Dividends	-	-	-	-	-	-	(612,422)	(612,422)	(8,303)[5]	(620,725)
Total transactions with owner	-	23,816	(27,277)	-	-	-	(612,422)	(615,883)	(8,303)	(624,186)

Changes in ownership interest in subsidiaries
Shares repurchase and cancellation of shares by a subsidiary company[7]	-	-	(11,400)	-	-	-	-	(11,400)	(3,842)	(15,242)
Total changes in ownership interest in subsidiaries	-	-	(11,400)	-	-	-	-	(11,400)	(3,842)	(15,242)
Balance at February 28, 2025	7,142,853	-	(3,621,245)	(2,709,236)	277,866	139	2,112,091	3,202,468	43,099	3,245,567

Figures in Rand thousands	Share capital	Treasury shares	Capital Reserve[3]	Common control reserve[1]	Foreign currency translation	Actuarial Reserve	Retained earnings[2]	Total attributable to owner of the parent	Non- controlling interest[2]	Total equity

Balance at March 1, 2025	7,142,853	-	(3,621,245)	(2,709,236)	277,866	139	2,112,091	3,202,468	43,099	3,245,567
Profit for the year	-	-	-	-	-	-	993,920	993,920	17,192	1,011,112
Other comprehensive income	-	-	-	-	(196,698)	(197)	-	(196,895)	(2,416)	(199,311)
Total comprehensive income for the year	-	-	-	-	(196,698)	(197)	993,920	797,025	14,776	811,801

Transactions with owner, recognized directly in equity
Contributions by and distributions to owner
Cancellation of treasury shares	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(693,627)	(693,627)	(5,465)[6]	(699,092)
Total transactions with owner	-	-	-	-	-	-	(693,627)	(693,627)	(5,465)	(699,092)

Changes in ownership interest in subsidiaries
Shares repurchase and cancellation of shares by a subsidiary company[8]	-	-	(18,630)	-	-	-	-	(18,630)	(4,370)	(23,000)
Buy back of shares from NCI[9]	-	-	(5,233)	-	-	-	-	(5,233)	(3,015)	(8,248)
Total changes in ownership interest in subsidiaries	-	-	(23,863)	-	-	-	-	(23,863)	(7,385)	(31,248)
Balance at February 28, 2026	7,142,853	-	(3,645,108)	(2,709,236)	81,168	(58)	2,412,384	3,282,003	45,025	3,327,028

1	On November 18, 2020 the loan from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On this date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2,739,619,000 paid-up capital which resulted in a Common control reserve of ZAR2,709,236,000 arising due to the common control transaction.

2	In November 2014, a change in interest in Cartrack from 88.3% to 68.0% was not accounted for in the retained earnings transfer to non-controlling interest (“NCI”). During the financial years ended February 28, 2021 and 2022, the Group corrected the error prospectively as the impact to comparatives is not material. On April 21, 2021, when Karooooo acquired the minority interest and took control of 100% interest in Cartrack, all NCI relating to the Karooooo minority interest was transferred back to capital reserve.

3	During the financial year ended February 28, 2022, the Group changed the accounting policy voluntarily and accounted for the acquisition of NCI of Cartrack as a separate reserve, “capital reserve” instead of retained earnings. This is to provide transparency to the users since the reinvestment offer is a significant event. The change in accounting policy was corrected prospectively as the impact to the prior period is not material. Subsequent acquisition of interest in subsidiaries without change in control is accounted for under capital reserve.

4	Dividends declared by a subsidiary during the financial year ended February 29, 2024 amounting to ZAR6.11 per ordinary share remains payable by a subsidiary to NCI.

5	Dividends declared by a subsidiary during the financial year ended February 28, 2025 amounting to ZAR5.19 per ordinary share remains payable by a subsidiary to NCI.

6	Dividends declared by a subsidiary during the financial year ended February 28, 2026 amounting to ZAR2.96 per ordinary share remains payable by a subsidiary to NCI.

7	On April 30, 2024, Karooooo Logistics (Pty) Ltd repurchased its ordinary shares at a purchase price of ZAR 15.2 million in accordance with the Companies Act of South Africa and cancelled the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd increased from 70.1% to 74.8% after completion of the repurchase and cancellation.

8	On September 1, 2025, Karooooo Logistics (Pty) Ltd repurchased its ordinary shares at a purchase price of ZAR 23.0 million in accordance with the Companies Act of South Africa and cancelled the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd increased from 74.8% to 81.0% after completion of the repurchase and cancellation.

9

On January 31, 2026, Cartrack New Zealand Ltd issued shares for subscription by Karooooo Management Company Pte. Ltd. As a result, the group’s effective shareholding in Cartrack New Zealand Ltd has increased from 51% to 66%.

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended February 28/29
Figures in Rand thousands	Notes	2026	2025	2024

Cash flows from operating activities
Profit before taxation		1,359,647	1,246,921	1,065,710

Adjustments		1,048,746	813,489	707,029
Depreciation on property, plant and equipment	5	814,274	606,487	588,660
Amortization of capitalized commission assets	6	138,574	100,223	83,155
Amortization of intangible assets	7	56,426	56,072	59,482
(Gain)/Loss on disposal of property, plant and equipment		(3,036)	575	(1,537)
Finance income	21	(34,476)	(44,167)	(39,418)
Finance costs	22	77,874	50,866	15,822
Impairment of goodwill	8	-	43,600	-
Provision for warranties charge		(890)	(167)	477
Fair value changes to derivative assets		-	-	388

Working capital adjustments
Inventories		(1,912)	2,752	72,737
Trade and other receivables and prepayments		(6,133)	384,674	(551,230)
Trade and other payables		138,882	7,686	55,496
Deferred revenue		78,515	44,099	47,375
Capitalized commission assets		(317,244)	(223,448)	(163,716)
Cash generated from operating activities		2,300,501	2,276,173	1,233,401
Finance income received		34,476	44,167	39,418
Finance cost paid		(78,843)	(48,610)	(15,822)
Income tax paid	24	(289,074)	(338,435)	(301,957)
Net cash generated from operating activities		1,967,060	1,933,295	955,040

Cash flows from investing activities
Purchase of property, plant and equipment	5	(1,157,969)	(1,022,371)	(876,354)
Purchase of property, plant and equipment – Telematics devices and equipment on hand		(1,078,356)	(892,015)	(649,385)
Purchase of property, plant and equipment – Other		(79,613)	(130,356)	(226,969)
Proceeds on disposal of property, plant and equipment		5,682	4,473	2,883
Investment in intangible assets	7	(61,665)	(58,937)	(51,214)
Acquisition of subsidiary, net of cash acquired	27	-	-	(5,102)
Advances of loans to related party		-	(500)	(2,400)
Net cash utilized by investing activities		(1,213,952)	(1,077,335)	(932,187)

Cash flows from financing activities
Proceeds from a related party loan	12	85	52	342
Repayment of a related party loan	12	(138)	(738)	(52)
Purchase of treasury shares	14	-	(3,461)	(23,816)
Shares repurchase by a subsidiary company	26	(23,000)	(15,242)	-
Acquisition of increase in control of subsidiary		(8,248)	-	-
Proceeds from term loans obtained	15	211,934	289,518	-
Repayment of term loans	15	(75,776)	(23,334)	(12,018)
Payments of lease liabilities	15	(117,591)	(77,633)	(57,892)
Dividends paid to parent shareholders	25	(693,627)	(612,422)	(499,518)
Dividends paid to NCI		(725)	-	-
Net cash utilized by financing activities		(707,086)	(443,260)	(592,954)

Net increase/(decrease) in cash and cash equivalents		46,022	412,700	(570,101)
Cash and cash equivalents at the beginning of the year		837,583	436,165	965,750
Effect of exchange rate changes on cash and cash equivalents		(137,399)	(11,282)	40,516
Cash and cash equivalents at the end of the year	13	746,206	837,583	436,165

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

The principal activities of the Group are the provision of operational intelligence platform that captures, processes and analyses real-world operational data, transforming billions of data points into actionable intelligence insights and the provision of a delivery-as-a-service (“DaaS”) technology platform focused on last mile delivery. The Group’s operational intelligence platform acts as a central nervous system for connected operations, integrating vehicles, assets, field workforces and operational workflows into a single intelligent ecosystem.

During the financial year ended February 28, 2026 the Company incurred costs totalling ZAR 11.7 million (February 28, 2025: ZAR 15.1 million) related to a secondary offering of shares by existing shareholders. These costs were expensed in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board as they did not relate to the issuance of new shares by the Company. The expenses were included on the consolidated statement of profit or loss.

As at February 28, 2026, Zak is the ultimate controlling shareholder of the Group, holding 17,917,958 shares (58.00% shareholdings) of Karooooo.

These consolidated financial statements comprise the Company and its subsidiaries (collectively the “Group” and individually “group companies”).

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with the IFRS as issued by the International Accounting Standards Board (IASB).

The policies applied in these annual financial statements are based on IFRS effective for annual period beginning on March 1, 2025. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved for issue by the Directors on June 9, 2026.

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

Judgments

Management is of the opinion that there is no significant judgment made in applying accounting policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the current and next financial period.

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

i. Useful life estimates of capitalized telematics devices and capitalized commission assets

The Group completes a detailed assessment annually on the expected life cycle of subscriber contracts across the Group. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, the average useful life of a subscriber contract was over 60 months as at financial year ended February 28, 2026. Contracts that terminate prior to the end of useful life result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.

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

The Group considers a financial asset in default when contractual payments are 360 days or 450 days past due, depending on jurisdiction. This reflects the point at which there is no reasonable expectation of recovery and aligns with historical loss experience and collection efforts. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Where subscriber contracts are expected to be in existence for periods significantly shorter than the average useful life over 60 months, these are depreciated over a reduced useful life.

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

Costs incurred in enhancing current telematics hardware (telematics devices) and software (operational intelligence platform) are expensed when incurred.

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

q) Revenue

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled to for those goods or services. Revenue is measured based on the amount of consideration that the Group expects to receive reduced by discounts, incentives and rebates. Revenue also excludes any amounts collected on behalf of third parties, including sales taxes and indirect taxes. The Group principally generates revenue from providing a full-stack smart mobility operational intelligence platform for connected vehicles and other assets. The Group recognizes revenue as or when it satisfies its performance obligations.

Subscription revenue

Revenues arising from the subscription service is recognized as the service is provided over the contractual term. Customers are invoiced monthly in advance and invoices are payable on presentation.

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

Miscellaneous contract fees

The Group sometimes makes miscellaneous subscription charges to customers to maintain the telematic devices, process administrative changes to contractual terms, or for contract cancellation. Such charges are recognized and invoiced when they arise and payment terms are generally 30 days.

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

3. STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Group will apply for the first-time certain standards and amendments, which are effective for annual periods beginning on or after March 1, 2026. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group is in the process of assessing the impact of the new and amended standards on the Group’s consolidated financial statements.

Details of amendments to IFRS Accounting Standards	Annual periods beginning on/after

IFRS 7 and IFRS 9: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21: Lack of Exchangeability*	January 1, 2027
Amendments to IAS 28 and IFRS 10: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

*	The effective date is for the updated sections only - Translation to a Hyperinflationary Presentation Currency.

4. SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (“CEO”), who makes strategic decisions.

The Group organized its business units based on its products and services into the following reportable segments:

-	Cartrack is a provider of an operational intelligence platform that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

-	Karooooo Logistics provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

-	Carzuka was a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively. During the third quarter of the FY 2024, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This follows considerable interaction with motor dealerships across South Africa during these periods, who perceived Carzuka’s business interests to conflict with their business interests and Cartrack does not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

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

The segment information provided to the Group CEO, for the reportable segments for the financial year ended February 28, 2026, February 28, 2025 and February 29, 2024 as follows

Figures in Rand thousands	Cartrack	Carzuka	Karooooo Logistics	Total
February 28, 2026
Subscription revenue	4,830,669	-	13,079	4,843,748
Other revenue[1]	108,173	-	-	108,173
Delivery service	-	-	527,199	527,199
Segment revenue	4,938,842	-	540,278	5,479,120

Segment operating profit	1,369,879	-	44,833	1,414,712

Depreciation and amortization	868,059	-	2,641	870,700
Capital expenditure	1,217,915	-	1,719	1,219,634

February 28, 2025
Subscription revenue	4,055,394	-	12,783	4,068,177
Other revenue[1]	89,618	-	-	89,618
Vehicle sales	2,099	-	-	2,099
Delivery service	-	-	407,565	407,565
Segment revenue	4,147,111	-	420,348	4,567,459

Segment operating profit	1,272,980	-	39,353	1,312,333

Depreciation and amortization	659,140	-	3,419	662,559
Capital expenditure	1,079,715	-	1,593	1,081,308

February 29, 2024
Subscription revenue	3,522,816	-	12,989	3,535,805
Other revenue	90,879	-	-	90,879
Vehicle sales	-	274,787	-	274,787
Delivery service	-	-	304,040	304,040
Segment revenue	3,613,695	274,787	317,029	4,205,511

Segment operating profit/ (loss)	1,069,313	(52,907)	26,096	1,042,502

Depreciation and amortization	640,419	5,386	2,337	648,142
Capital expenditure	923,579	317	3,672	927,568

[1]	Information about other revenue is disclosed in Note 19.

Reconciliation of information on reportable segments to the amounts reported in consolidated financial statements

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Total segment operating profits	1,414,712	1,312,333	1,042,502
Offering costs	(11,667)	(15,113)	-
Impairment of goodwill	-	(43,600)	-
Finance income	34,476	44,167	39,418
Finance cost	(77,874)	(50,866)	(15,822)
Fair value changes to derivative assets	-	-	(388)
Consolidated profit before taxation	1,359,647	1,246,921	1,065,710

Information about geographical areas:

	As of February 28
Non-current operating assets[1]	2026	2025

South Africa	2,717,280	2,158,893
Africa-Other	113,432	119,486
Europe	468,824	425,207
Asia-Pacific[2], Middle East & USA	570,595	560,262
	3,870,131	3,263,848

[1]	Non-current operating assets consist of property, plant and equipment, capitalized commission assets, intangible assets, goodwill and prepayments.
[2]	Included in Asia-Pacific is non-current assets from Singapore amount to ZAR 164.6 million (2025: ZAR 185.8 million).

Information about revenue from geographical areas is disclosed in Note 19.

There are no customers which contribute in excess of 10% of Group revenue for the financial year ended February 28, 2026, February 28, 2025 and February 29, 2024.

5. PROPERTY, PLANT AND EQUIPMENT

Figures in Rand thousands	Land and Property[1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress[1]	Total

At February 28, 2026
Owned assets
Cost	504,776	165,810	222,820	147,207	214,518	4,868,336	-	6,123,467
Accumulated depreciation	(51,760)	(118,783)	(165,388)	-	-	(2,922,499)	-	(3,258,430)
Carrying value	453,016	47,027	57,432	147,207	214,518	1,945,837	-	2,865,037

Right-of-use assets
Cost	184,101	285,329	19,276	-	-	-	-	488,706
Accumulated depreciation	(100,815)	(82,971)	(19,267)	-	-	-	-	(203,053)
Carrying value	83,286	202,358	9	-	-	-	-	285,653

Total	536,302	249,385	57,441	147,207	214,518	1,945,837	-	3,150,690

At February 28, 2025
Owned assets
Cost	484,798	165,439	190,549	152,253	259,360	3,877,236	-	5,129,635
Accumulated depreciation	(39,752)	(114,704)	(145,027)	-	-	(2,535,145)	-	(2,834,628)
Carrying value	445,046	50,735	45,522	152,253	259,360	1,342,091	-	2,295,007

Right-of-use assets
Cost	200,114	159,944	19,334	-	-	-	-	379,392
Accumulated depreciation	(108,540)	(38,367)	(19,277)	-	-	-	-	(166,184)
Carrying value	91,574	121,577	57	-	-	-	-	213,208

Total	536,620	172,312	45,579	152,253	259,360	1,342,091	-	2,508,215

Reconciliation of the carrying value of property, plant and equipment

Figures in Rand thousands	Land and Property[1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress	Total

At February 28, 2026
Beginning balance	445,046	50,735	45,522	152,253	259,360	1,342,091	-	2,295,007
Additions	22,162	14,075	43,376	144,265	396,401	537,690	-	1,157,969
Transfer between categories	-	-	-	(149,311)	(441,243)	590,554	-	-
Transfer between asset classes	-	-	-	-	-	56,146	-	56,146
Reclassification[3]						137,049		137,049
Disposals	-	(2,380)	(262)	-	-	-	-	(2,642)
Depreciation	(13,436)	(14,441)	(28,803)	-	-	(669,284)	-	(725,964)
Translation adjustments	(756)	(962)	(2,401)	-	-	(48,409)	-	(52,528)
Ending balance	453,016	47,027	57,432	147,207	214,518	1,945,837	-	2,865,037

Right-of-use assets
Beginning balance	91,574	121,577	57	-	-	-	-	213,208
Additions	36,523	131,222	-	-	-	-	-	167,745
Transfer	-	-	-	-	-	-	-	-
Disposals	(436)	(1,494)	-	-	-	-	-	(1,930)
Depreciation	(40,093)	(48,171)	(46)	-	-	-	-	(88,310)
Translation adjustments	(4,282)	(776)	(2)	-	-	-	-	(5,060)
Ending balance	83,286	202,358	9	-	-	-	-	285,653

Total	536,302	249,385	57,441	147,207	214,518	1,945,837	-	3,150,690

Figures in Rand thousands	Land and Property[1]	Plant, equipment and vehicles	IT equipment	Capitalized telematics devices – Work-in- Progress	Capitalized telematics devices – Uninstalled	Capitalized telematics devices - Installed	Construction in progress[1,2]	Total

At February 28, 2025
Owned assets
Beginning balance	122,717	34,470	41,337	130,511	215,539	1,032,250	266,870	1,843,694
Additions	11,578	25,962	37,336	207,584	325,248	359,183	55,480	1,022,371
Transfer between categories	322,350	5,674	-	(185,842)	(273,443)	459,285	(322,350)	5,674
Disposals	(1,509)	(2,100)	(1,257)	-	-	(3,625)	-	(8,491)
Depreciation	(9,655)	(12,576)	(30,615)	-	-	(484,760)	-	(537,606)
Translation adjustments	(435)	(695)	(1,279)	-	(7,984)	(20,242)	-	(30,635)
Ending balance	445,046	50,735	45,522	152,253	259,360	1,342,091	-	2,295,007

Right-of-use assets
Beginning balance	113,092	75,895	113	-	-	-	-	189,100
Additions	24,894	83,629	2	-	-	-	-	108,525
Transfer	-	(5,674)	-	-	-	-	-	(5,674)
Disposals	(3,220)	(2,051)	-	-	-	-	-	(5,271)
Depreciation	(39,806)	(29,018)	(57)	-	-	-	-	(68,881)
Translation adjustments	(3,386)	(1,204)	(1)	-	-	-	-	(4,591)
Ending balance	91,574	121,577	57	-	-	-	-	213,208

Total	536,620	172,312	45,579	152,253	259,360	1,342,091	-	2,508,215

[1]	Certain freehold land and building of the Group with a carrying amount of ZAR 441.6 million (February 28, 2025: ZAR 429.2 million) were mortgaged to a bank as security for mortgaged loan (Note 15). The freehold land and building are for the new South African central office located at Rosebank, Johannesburg.
[2]	The construction of South African central office was completed and transferred to land and property during the year ended February 28, 2025.
[3]	Included in the “Reclassification” line is a reclassification of accumulated depreciation between capitalized rental units and commission assets relating to prior periods.

6. CAPITALIZED COMMISSION ASSETS

	As of February 28
Figures in Rand thousands	2026	2025

Cost	1,186,747	905,380
Accumulated amortization	(716,341)	(411,328)
	470,406	494,052

Reconciliation of the carrying value of capitalized sales commissions

Figures in Rand thousands	2026	2025

Beginning balance	494,052	374,521
Additions	317,244	223,448
Amortization	(138,574)	(100,223)
Transfer between asset classes	(56,146)	-
Reclassification[1]	(137,049)	-
Translation adjustments	(9,121)	(3,694)
Ending balance	470,406	494,052

The Group capitalizes sales commission costs arising from activated subscription contracts.

[1]	Included in the “Reclassification” line is a reclassification of accumulated depreciation between capitalized rental units and commission assets relating to prior periods.

7. INTANGIBLE ASSETS

Figures in Rand thousands	Product development costs	Computer software	Trade name	Customer relationships	Total

At February 28, 2026
Cost	278,683	48,984	928	8,695	337,290
Accumulated amortization	(207,292)	(38,801)	(782)	(8,695)	(255,570)
Carrying value	71,391	10,183	146	-	81,720

At February 28, 2025
Cost	246,750	43,128	782	8,695	299,355
Accumulated amortization	(173,786)	(33,809)	(782)	(7,925)	(216,302)
Carrying value	72,964	9,319	-	770	83,053

Staff costs of ZAR 54.3 million (2025: ZAR 52.3 million) have been capitalized to product development costs with regard to the development of new generation telematics hardware and platform software which was deployed in the current financial year.

Figures in Rand thousands	Product development costs	Computer software	Trade name	Customer relationships	Total

At February 28, 2026
Beginning balance	72,964	9,319	-	770	83,053
Additions	54,349	7,164	152	-	61,665
Amortization	(49,661)	(5,995)	-	(770)	(56,426)
Translation adjustments	(6,261)	(305)	(6)	-	(6,572)
Ending balance	71,391	10,183	146	-	81,720

At February 28, 2025
Beginning balance	71,617	8,773	130	2,603	83,123
Additions	52,348	6,589	-	-	58,937
Amortization	(48,274)	(5,834)	(130)	(1,834)	(56,072)
Translation adjustments	(2,727)	(209)	-	1	(2,935)
Ending balance	72,964	9,319	-	770	83,053

8. GOODWILL

Goodwill is allocated to the following cash generating units (CGUs): Cartrack - Mozambique, Portugal, Spain, Karooooo Logistics and Other.

	Cartrack				Karooooo
Figures in Rand thousands	Mozambique	Portugal	Spain	Other	Logistics	Total

At February 29, 2024	86,304	36,815	26,095	19,852	58,314	227,380
Translation adjustments	(3,497)	(2,705)	(1,917)	(704)	-	(8,823)
Impairment of goodwill	(43,600)	-	-	-	-	(43,600)
At February 28, 2025	39,207	34,110	24,178	19,148	58,314	174,957
Translation adjustments	(5,317)	(847)	(601)	(877)	-	(7,642)
Impairment of goodwill	-	-	-	-	-	-
At February 28, 2026	33,890	33,263	23,577	18,271	58,314	167,315

The “Other” component comprises more than 10 CGUs, none of which are individually material.

As of February 28, 2026, the accumulated impairment related to the Mozambique CGU amounted to ZAR 43.6 million (2025: ZAR 43.6 million).

Impairment testing

The Group performs its annual impairment test at the end of each financial year, or more frequently if there are indications that goodwill may be impaired.

The Group considers the relationship between its market capitalization and its equity attributable to equity holders of the parent, among other factors, when performing the annual test of impairment. At February 28, 2026, the market capitalization of the Group exceeded the value of equity by ZAR 19.9 billion (2025: ZAR 25.8 billion).

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

The key estimates used for the value in use calculations and sensitivity to changes in assumptions are as follows:

		As of February 28
Key estimates applied in value in use calculation	CGU	2026	2025
Revenue growth rate
This is the average annual compound growth rate in revenue that is derived from	Mozambique	5%	3%
management’s forecast and is based on external available information, such as GDP and	Portugal	16%	19%
industry growth rate within the region.	Spain	18%	23%
	Karooooo Logistics	3%	4%

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
reported global telematics growth forecasts for the medium to long term and with the assumptions that a market participant would make.

Terminal growth rate
The estimated rate of growth after the five-year forecast period. This rate is informed	Mozambique	6%	6%
primarily by external forecasts about economic activity by region. Changes in these rates	Portugal	2%	2%
are reflective of changes in market views on the economic growth in those regions.	Spain	2%	2%
	Karooooo Logistics	3%	5%
Discount rate
The rate reflects the specific risks relating to the country and industry in which the entity	Mozambique	34%	36%
operates. These rates were determined using externally available information. The rates	Portugal	15%	16%
were determined using the Weighted Average Cost of Capital model. The rate is a pre-tax rate.	Spain	13%	16%
	Karooooo Logistics	38%	39%

During the year ended February 28, 2025, the operating environment in Mozambique was impacted by ongoing political and economic instability, which has introduced significant uncertainty regarding the near-to medium-term outlook for the country. The continued country-specific uncertainty has made the operating environment challenging. As a result, the Group recognized goodwill impairment relating to the Mozambique CGU amount of ZAR 43.6 million in the financial year ended February 28, 2025. The recoverable amount of the Mozambique CGU was determined to be ZAR 47.3 million based on value in use.

During the year ended February 28, 2026, Mozambique made significant progress from the political and economic instability experienced in the previous financial year. The operating environment improved. As a result of the improved trading environment and strengthened performance of the Mozambique CGU, management reassessed the recoverable amount and concluded that no further impairment was required for the financial year ended February 28, 2026.

The Group has applied a 50 basis point (2025: 50 basis point) increase and decrease to the revenue growth rates, terminal growth rates and discount rates used in the impairment testing. The sensitivity test does not result in impairment for Spain, Portugal and Karooooo Logistics, However, for Mozambique, an increase in discount rates by 50 basis points would result in an immaterial impairment.

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

9. DEFERRED TAX

		As of February 28
Figures in Rand thousands	Notes	2026	2025

Deferred tax liabilities		(118,842)	(95,892)
Deferred revenue		80,328	71,397
Property, plant and equipment and capitalized commission assets		(246,371)	(207,029)
Lease obligations		4,471	(3,385)
ECL provision on trade receivables		31,202	22,209
Other		11,528	20,916

Deferred tax assets		133,320	121,749
Deferred revenue		8,994	7,492
Property, plant and equipment and capitalized commission assets		77,239	61,767
Tax losses		21,467	27,287
Lease obligations		3,666	4,157
ECL provision on trade receivables		10,719	8,741
Other		11,235	12,305

Total net deferred tax assets/(liabilities)		14,478	25,857

Reconciliation of deferred tax assets/(liabilities)
Beginning balance		25,857	12,063
Increase in deferred revenue temporary differences		10,816	9,315
Increase in ECL provision on trade receivables temporary differences		11,794	5,877
Decrease in property, plant and equipment and capitalized commission assets temporary differences		(26,932)	(30,015)
(Decrease)/Increase in tax losses temporary differences		(6,945)	12,939
Increase in lease obligation temporary differences		7,624	302
(Decrease)/Increase in other temporary differences		(9,057)	14,362
Translation adjustments		1,321	1,014
Ending balance		14,478	25,857

Reconciliation of deferred tax balances
Beginning balance		25,857	12,063
(Debit)/Credit to statements of profit and loss	23	(12,968)	12,904
Others		96	(210)
Translation adjustments		1,493	1,100
Ending balance		14,478	25,857

Unrecognized deferred tax assets

The Group has not recognized deferred tax assets relating to available tax losses in start-up subsidiaries where the probability of future taxable income is uncertain. These potential deferred tax assets will be recognized and utilized in future periods as and when they meet the recognition criteria. The tax losses available from these subsidiaries are ZAR 127.7 million at February 28, 2026 (2025: ZAR 138.1 million). None of the tax losses expire in terms of local tax legislation.

Unrecognized deferred tax liabilities

No deferred tax liability is recognized on temporary differences of ZAR 2,015.9 million at February 28, 2026 (2025: ZAR 1,676.8 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timings of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

10. INVENTORIES

	As of February 28
Figures in Rand thousands	2026	2025

Other consumables	5,742	3,830
Total inventories	5,742	3,830

Inventories recognized as an expense in cost of revenue is NIL (2025: ZAR 2.1 million, 2024: ZAR 267.3 million).

11. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As of February 28
Figures in Rand thousands	2026	2025

Trade amounts due from related parties	17	369
Trade receivables	735,130	672,370
Expected credit loss provision	(275,651)	(210,906)
	459,496	461,833
Other receivables
Non-trade amounts due from related parties	290	173
Deposits	25,081	24,631
Sundry debtors	26,744	38,661
Finance lease receivables	-	12,888
	511,611	538,186

Prepayments	69,513	63,726
Other taxes	5,929	7,178
Total trade and other receivables and prepayments	587,053	609,090

Non-current	679	11,629
Current	586,374	597,461
	587,053	609,090

During the year ended February 28, 2023, the Group entered into a finance leasing arrangement as a lessor for a machinery to a third party. The average term of finance leases entered into is five years. The leasing arrangement was settled during the year ended February 28, 2026. The following table shows the maturity analysis of the undiscounted lease payments to be received:

	As of February 28
Figures in Rand thousands	2026	2025
Maturities analysis
– within one year	-	4,830
– within two to four years	-	8,058
Present value of lease payments	-	12,888

Non-current asset	-	8,058
Current asset	-	4,830
	-	12,888

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

The Group has recognized a loss allowance of 100% (2025: 100%) against aged receivables, and debts are considered aged and not recoverable when they typically reach 360 or 450 days, depending on respective entities’ historical experiences. The method in providing for expected credit losses is consistent with prior years.

The average credit period extended to customers is 30 days (2025: 30 days). No interest is charged on outstanding trade receivables.

Credit quality of trade and other receivables

Information on credit quality of trade and other receivables is on Note 29.2 (a).

Reconciliation of the expected credit loss provision recognized with regard to trade and other receivables

	As of February 28
Figures in Rand thousands	2026	2025

Beginning balance	(210,906)	(165,240)
Allowance for expected credit losses, net	(124,532)	(114,555)
Amounts utilized	51,105	67,292
Translation adjustments	8,682	1,597
Ending balance	(275,651)	(210,906)

12. LOANS TO/(FROM) RELATED PARTIES

	As of February 28
Figures in Rand thousands	2026	2025

Non-current assets
Loan to a related party	28,700	28,700

Current liabilities
Loan from a related party	(85)	(138)

Related party loans are unsecured, bear no interest and have no fixed terms of repayment. The fair value of these financial instruments approximates the carrying amount.

13. CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT

	As of February 28
Figures in Rand thousands	2026	2025

Cash on hand	350	4,054
Bank balances	620,812	208,971
Short-term deposits	532,712	829,857
Cash and cash equivalents in the consolidated statement of financial position	1,153,874	1,042,882
Bank overdrafts	(407,668)	(205,299)
Cash and cash equivalents in the consolidated statement of cash flows	746,206	837,583

Current assets	1,153,874	1,042,882
Current liabilities	(407,668)	(205,299)
	746,206	837,583

Information on cash flow management is included in Note 29.2 (b). Refer to Note 33 for information on the various facilities available to the Group.

14. SHARE CAPITAL AND TREASURY SHARES

	As of February 28
Figures in Rand thousands	2026	2025

Share Capital
Issued and fully paid 30,893,300 (2025: 30,893,300) ordinary shares of no par value	7,142,853	7,142,853

The holder of ordinary shares is entitled to receive dividends as declared from time to time, and is entitled to one vote per share at meetings of the Company.

	As of February 28
Figures in Rand thousands	2026	2025

Treasury shares
Beginning balance	-	(23,816)
Treasury shares purchased	-	(3,461)
Treasury shares cancelled	-	27,277
Ending balance	-	-

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

15. TERM LOANS

					As of February 28
Figures in Rand thousands	Notes	Currency	Interest rate	Maturity of total loan	2026	2025

Non-current liabilities
Interest-bearing loan	15(b)	ZAR	Prime rate less 1.75%	February 2036	360,229	-
Interest-bearing loan	15(c)	EUR	6-month Euribor rate plus 0.75%	June 2030, September 2031	38,702	31,640
					398,931	31,640

Current liabilities
Mortgaged bonds	15(a)	ZAR	Prime rate less 1.15%	December 2025	-	41,182
Interest-bearing loan	15(b)	ZAR	Prime rate less 1.75%	February 2036	40,000	237,190
Interest-bearing loan	15(c)	EUR	6-month Euribor rate plus 0.75%	June 2030, September 2031	8,754	4,941
Interest-bearing loan	15(d)	EUR	3.5%	April 2026	967	-
					49,721	283,313
Total term loans	33				448,652	314,953

(a)	A mortgage bond of ZAR 65 million is registered in favor of First Rand Bank Limited over the remaining extent of Erf 160, Rosebank and Portion 6 of Erf 161, Rosebank, registered in the name of Purple Rain Properties No 444 Proprietary Limited (“Purple Rain”). Cartrack Proprietary Limited has signed a limited suretyship of ZAR 60 million for the mortgage bond. Interest levied by First Rand Bank Limited is at a rate of prime less 1.15% and repayable in equal monthly installments over a period of 60 months. The final repayment date was December 01, 2025.

(b)	In June 2024, The Standard Bank of South Africa Limited (“SBSA”) extended a loan of ZAR 250.0 million to Purple Rain Properties No.444 Proprietary Limited (the owner of the South Africa Central Office) for funding the construction of the building (“the Facilities Agreement”). Interest at a rate of prime less 1.5% was levied by the bank and the loan matured on December 21, 2025. In February 2026, the parties concluded an addendum to the Facilities Agreement, subject to the registration of a mortgage bond of ZAR 440 million in favor of SBSA. Cartrack Proprietary Limited provided a limited guarantee as security for this loan, pending the registration of the mortgage bond. Interest levied by the bank is at a rate of prime less 1.75% and will mature on February 13, 2036. The financial conditions under the loan agreement include a Loan to Value Ratio varying from 68% from the period commencing on February 26, 2025 (the First Utilisation Date) until the first anniversary of the First Utilisation Date and 62% during the next calendar period of 12 months. The Interest Coverage Ratio shall not be less than 1.45 times for the period from the First Utilisation Date until the first anniversary of the First Utilisation Date and 1.77 times in the following period of 12 months. As at the date of this report, the financial conditions have been met.

(c)

In September 2024 and June 2025, Cartrack Portugal, S.A., secured a EUR 2.0 million and EUR 1.0 million loan, respectively, from Banco Comercial Português, S.A. The loan bears an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year and five-year period. There were no covenant relating to this loan.

(d)	In January 2026, Cartrack Espana. S.L.U., secured a EUR 0.08 million loan, from Abanca- Préstamo. The loan bears an interest rate of 3.5% per year and will mature on April 22, 2026.

Reconciliation of movement of liabilities to cash flows arising from financing activities

	As of February 28
Figures in Rand thousands	Loan from a related party	Other loans and borrowings	Lease liabilities	Total

Balance at March 1, 2025	138	314,953	204,696	519,787
Changes from financing cash flows	(53)	136,158	(117,591)	18,514
Proceeds from borrowings	85	211,934	-	212,019
Repayment of a related party loan	(138)	-	-	(138)
Repayment of term loans	-	(75,776)	-	(75,776)
Payments of lease liabilities	-	-	(117,591)	(117,591)
The effect of changes in foreign exchange rates	-	(1,000)	(6,259)	(7,259)

Other changes	-	(1,460)	207,019	205,559
Interest paid	-	(26,313)	(23,734)	(50,047)
New leases	-	-	208,541	208,541
Interest expense	-	24,854	23,734	48,588
Disposal	-	-	(1,522)	(1,522)
Balance at February 28, 2026	85	448,652	287,865	736,602

Balance at March 1, 2024	924	48,179	194,340	243,443
Changes from financing cash flows	(686)	266,184	(77,633)	187,865
Proceeds from borrowings	52	289,518	-	289,570
Repayment of a related party loan	(738)	-	-	(738)
Repayment of term loans	-	(23,334)	-	(23,334)
Payments of lease liabilities	-	-	(77,633)	(77,633)
The effect of changes in foreign exchange rates	(100)	(968)	(4,338)	(5,406)

Other changes	-	1,558	92,327	93,885
Interest paid	-	(18,685)	(16,346)	(35,031)
New leases	-	-	96,606	96,606
Interest expense	-	20,473	16,346	36,819
Disposal	-	-	(4,279)	(4,279)
Others	-	(230)	-	(230)
Balance at February 28, 2025	138	314,953	204,696	519,787

16. LEASE LIABILITIES

The undiscounted maturity analysis of lease liabilities is as follows: -

	Minimum lease payment due
Figures in Rand thousands	Within 1 year	2-4 years	Over 4 years	Total

At 28 February 2026
Lease payments	141,305	183,839	1,263	326,407
Finance charges	(12,017)	(26,171)	(354)	(38,542)
Present value of lease payments	129,288	157,668	909	287,865

At 28 February 2025
Lease payments	84,398	132,804	788	217,990
Finance charges	(6,953)	(6,330)	(11)	(13,294)
Present value of lease payments	77,445	126,474	777	204,696

	As of February 28
Figures in Rand thousands	2026	2025

Non-current liabilities	158,577	127,251
Current liabilities	129,288	77,445
	287,865	204,696

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

Property leases capitalized have an average lease term of four years and interest incurred is at an incremental borrowing rate of a similar asset. External sources of information were used to determine incremental borrowing rate of a similar asset. Total cash outflows for leases recognized in statement of cash flows ZAR 141.5 million (2025: ZAR 94.0 million, 2024: ZAR 69.3 million).

The Group leases office building, motor vehicles and IT equipment with contract terms less than twelve months. These leases are short-term. For the financial year ended February 28, 2026, the Group recognized lease payments of ZAR 3.7 million (2025: ZAR 5.0 million, 2024: ZAR 7.3 million) associated with these short-term leases as an expense on a straight-line basis over the lease term.

17. DEFERRED REVENUE

	As of February 28
Figures in Rand thousands	2026	2025

Beginning balance	484,739	447,150
Amounts deferred in current financial year	578,880	489,444
Amounts released to revenue in the current financial year	(507,909)	(444,690)
Translation adjustments	(27,383)	(7,165)
Ending balance	528,327	484,739

Non-current liabilities	122,722	126,959
Current liabilities	405,605	357,780
	528,327	484,739

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

	As of February 28
Figures in Rand thousands	2026	2025

Maturities analysis
– within one year	405,605	357,780
– within two to four years	117,620	121,514
– over four years	5,102	5,445
Present value of amounts received in advance	528,327	484,739

18. TRADE AND OTHER PAYABLES

	As of February 28
Figures in Rand thousands	2026	2025

Trade payables
Amounts due to related parties	2,405	3,686
Trade payables	273,771	212,310
Accrued expenses	209,229	156,321
	485,405	372,317

Other payables
Sundry creditors	33,068	32,804
Other taxes	62,854	55,790
Dividend payable to NCI	4,505	9,026
	100,427	97,620
	585,832	469,937

The amounts due to related parties are unsecured, interest-free and repayable on demand. Trade payables are non-interest bearing and are normally settled on 30 to 60 days term. The fair value of the financial instruments approximates their carrying amounts.

19. REVENUE

The Group generates revenue by offering a full-stack smart mobility technology operational intelligence platform for connected vehicles and other assets, vehicles sales and delivery services. In the following table, revenue from contracts with customers is disaggregated by revenue streams, primary geographical markets and timing of revenue recognition.

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Revenue from contracts with customers
Subscription revenue - Cartrack	4,830,669	4,055,394	3,522,816
Subscription revenue - Karooooo Logistics	13,079	12,783	12,989
Other revenue - Cartrack	108,173	89,618	90,879
Hardware revenue	4,665	37,018	43,250
Installation revenue	38,194	29,510	29,186
Miscellaneous contract fees	65,314	23,090	18,443
Vehicle sales	-	2,099	274,787
Delivery service fees	527,199	407,565	304,040
Total revenue	5,479,120	4,567,459	4,205,511

Primary geographical markets
South Africa	4,089,425	3,364,854	3,171,851
Africa-Other	149,339	143,803	144,020
Europe	482,841	399,209	347,628
Asia-Pacific*, Middle East and USA	757,515	659,593	542,012
	5,479,120	4,567,459	4,205,511

Timing of revenue recognition
Products and services transferred at a point in time	635,372	499,282	669,706
Services transferred over time	4,843,748	4,068,177	3,535,805
Total revenue	5,479,120	4,567,459	4,205,511

*	Included in Asia-Pacific is revenue from Singapore amounted to ZAR147.7 million (2025: ZAR141.1 million, 2024: ZAR132.4 million).

20. OPERATING PROFIT

		Year ended February 28/29
Figures in Rand thousands	Notes	2026	2025	2024

Operating profit is stated after accounting for the following charges:
Depreciation of property, plant and equipment	5	814,278	606,487	588,660
Amortization of capitalized commission assets	6	138,574	100,223	83,155
Amortization of intangible assets	7	56,426	56,072	59,482
Employee benefits expense		1,630,689	1,251,384	1,076,244
Defined contribution plan		59,855	41,113	45,468

21. FINANCE INCOME

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Interest income from bank balances	34,476	44,167	39,418

22. FINANCE COSTS

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Lease liabilities	23,734	16,346	11,371
Term loans	24,854	20,473	194
Bank overdraft	28,668	13,465	2,296
Others	618	582	1,961
	77,874	50,866	15,822

23. TAXATION

		Year ended February 28/29
Figures in Rand thousands	Notes	2026	2025	2024

Major components of the tax expense:
Current tax
Current year		304,911	297,670	297,546
Prior year		2,846	(1,998)	(120)
		307,757	295,672	297,426

Deferred tax
Current year		23,303	(4,340)	(12,964)
Prior year		(10,335)	(8,564)	6,464
	9	12,968	(12,904)	(6,500)

Withholding tax		27,810	27,043	20,628

Total tax expense		348,535	309,811	311,554

Reconciliation between accounting profit and tax expense:
Profit before taxation		1,359,647	1,246,921	1,065,710
Tax at the applicable tax rate of 17% [1] (2025: 17%, 2024: 17%)		231,139	211,976	181,171
Effect of different tax rates in foreign jurisdictions		97,937	97,965	90,081

Taxation effect of adjustments on taxable income:
Utilization of previously unrecognized tax losses		(11,060)	(7,918)	(10,811)
Tax incentive		(4,128)	(3,130)	(6,549)
Income not subject to tax		(465)	(5,924)	(1,414)
Non-deductible expenses for tax purposes:
Impairment of goodwill		-	7,413	-
Other non-deductible expenses		7,153	3,997	15,898
Recognition of previously unrecognized tax losses		8,255	(11,956)	-
Current year losses for which no deferred tax asset is recognized		6,097	3,663	19,223
Withholding tax		27,810	27,043	20,628
Prior year tax (over)/under provision		(7,489)	(10,562)	6,344
Tax effect of deferred tax on decrease in tax rate		-	79	-
Others		(6,714)	(2,835)	(3,017)
Total tax expense		348,535	309,811	311,554

[1]	This is the corporate tax rate in Singapore.

24. TAXATION PAID

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Balance payable at beginning of the year	(44,417)	(64,661)	(47,369)
Current tax for the year recognized in profit or loss	(335,567)	(322,715)	(318,054)
Translation adjustments	16,389	4,524	(1,195)
Balance payable at end of the year	74,521	44,417	64,661
Taxation paid during the year	(289,074)	(338,435)	(301,957)

25. DIVIDEND

Dividend per share

Dividend paid by the Company to owner of the Company

	Year ended February 28
Figures in Rand thousands	2026		2025
	Per share (ZAR)	Amount	Per share (ZAR)	Amount
Interim dividend	22.45	693,627	19.79	612,422

26. INTEREST IN SUBSIDIARIES

The following table lists the entities which are controlled by the Group.

Company Name	Held by	Country of incorporation	% holding 2026	% holding 2025
Cartrack Holdings Proprietary Limited	Karooooo Ltd	South Africa	100.0	100.0
Karooooo Management Company Pte. Ltd.	Karooooo Ltd	Singapore	100.0	100.0
Karooooo Proprietary Ltd	Karooooo Ltd	South Africa	100.0	100.0
Karooooo Cartrack Limited[3]	Karooooo Ltd	Uganda	100.0	100.0
Cartrack (Cambodia) Co. Ltd	Karooooo Management Company Pte. Ltd.	Cambodia	100.0	100.0
Cartrack Swaziland (Pty) Ltd[4]	Karooooo Management Company Pte. Ltd.	Kingdom of Eswatini	76.0	76.0
Karooooo Technologies Proprietary Limited	Karooooo Proprietary Ltd	South Africa	100.0	100.0
Cartrack Management Services Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Insurance Agency Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Cartrack Namibia Proprietary Limited	Cartrack Holdings Proprietary Limited	Namibia	100.0	100.0
Cartrack Technologies Pte. Limited	Cartrack Holdings Proprietary Limited	Singapore	100.0	100.0
Carzuka Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Purple Rain Properties No.444 Proprietary Limited	Cartrack Holdings Proprietary Limited	South Africa	100.0	100.0
Karooooo Logistics (Pty) Ltd	Cartrack Holdings Proprietary Limited	South Africa	81.0	74.8
Cartrack Telematics Proprietary Limited[2]	Cartrack Proprietary Limited	South Africa	49.0	49.0
Cartrack Academy (Pty) Ltd[6]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Karu Holdings Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.0	100.0
Combined Telematics Services Proprietary Limited[1,5]	Cartrack Proprietary Limited	South Africa	-	49.0

Company Name	Held by	Country of incorporation	% holding 2026	% holding 2025
CTK Shell 2 (Pty) Ltd[1]	Cartrack Proprietary Limited	South Africa	100.0	100.0
Cartrack Tanzania Limited	Cartrack Technologies Pte. Limited	Tanzania	100.0	100.0
Karooooo Kenya Limited	Cartrack Technologies Pte. Limited	Kenya	70.0	70.0
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Limited	Nigeria	100.0	100.0
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Limited	Indonesia	100.0	100.0
Cartrack Investments UK Limited[1]	Cartrack Technologies Pte. Limited	United Kingdom	100.0	100.0
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Limited	Hong Kong	100.0	100.0
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Limited	Malaysia	100.0	100.0
Cartrack Technologies LLC	Cartrack Technologies Pte. Limited	U.A.E	100.0	100.0
Cartrack Technologies PHL.INC.	Cartrack Technologies Pte. Limited	Philippines	100.0	100.0
Cartrack Technologies South East Asia Pte. Limited	Cartrack Technologies Pte. Limited	Singapore	100.0	100.0
Cartrack Ireland Limited	Cartrack Technologies Pte. Limited	Republic of Ireland	100.0	100.0
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Limited	Thailand	100.0	100.0
Cartrack New Zealand Limited	Cartrack Technologies Pte. Limited	New Zealand	66.0	51.0
Cartrack (Australia) Proprietary Limited	Cartrack Technologies Pte. Limited	Australia	100.0	100.0
Cartrack Technologies Zambia Limited	Cartrack Technologies Pte. Limited	Zambia	100.0	100.0
Cartrack Vietnam Limited Liability Company	Cartrack Technologies Pte. Limited	Vietnam	100.0	100.0
Cartrack INC.	Cartrack Ireland Limited	U.S.A	100.0	100.0
Cartrack Polska.Sp.zo.o	Cartrack Ireland Limited	Poland	90.9	90.9
Cartrack Portugal S.A.	Cartrack Ireland Limited	Portugal	100.0	100.0
Cartrack Espana. S.L.U.	Cartrack Ireland Limited	Spain	100.0	100.0
Karu.Com. Unipessoal. Lda	Cartrack Portugal S.A.	Portugal	100.0	100.0
Cartrack Prevrod. Lda	Cartrack Portugal S.A.	Portugal	55.0	-
Cartrack Limitada[2]	Cartrack Technologies LLC	Mozambique	50.0	50.0
Auto Club LDA	Cartrack Technologies LLC	Mozambique	90.0	90.0
Cartrack for Information Technology Company[1]	Cartrack Technologies LLC	Kingdom of Saudi Arabia	51.0	51.0

1	Dormant
2	The Group considers Cartrack Limitada and Cartrack Telematics Proprietary Limited as subsidiaries of the Group as the Group has the right to appoint majority of the directors on the Board of Directors of these entities through contractual shareholders’ agreement. The Board of Directors of the companies direct the relevant activities of these entities. Accordingly, the Group is exposed to and has the rights to variable returns, and has the ability to affect those returns through the Board of Directors.
3	90% of the share capital of Karooooo Cartrack Limited is held by Karooooo Limited and the remainder 10% of the share capital is held by Karooooo Management Company Pte Limited.
4	74% of the share capital of Cartrack Swaziland (Pty) Ltd is held by Karooooo Management Company Pte. Ltd. and 2% is held by Cartrack Holdings Proprietary Limited.
5	As at financial year ended February 28, 2026, the entities were deregistered and ceased to exist as legal entities.
6	CTK Shell 1 (Pty) Ltd was renamed to Cartrack Academy (Pty) Ltd on June 20, 2024.

Loans provided to subsidiary companies which require financial support have been subordinated in favor of third- party creditors of the underlying companies.

On March 8, 2023, Cartrack acquired 76% of the shares and voting interests in Cartrack Swaziland (Pty) Ltd for a consideration of ZAR 9,120,000, recognizing a goodwill of ZAR 6.2 million (see Note 27).

On April 30, 2024, Karooooo Logistics (Pty) Ltd repurchased its ordinary shares at a purchase price of ZAR 15.2 million in accordance with the Companies Act of South Africa and cancelled the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd increased from 70.1% to 74.8% after completion of the repurchase and cancellation.

On September 1, 2025, Karooooo Logistics (Pty) Ltd repurchased its ordinary shares at a purchase price of ZAR 23.0 million in accordance with the Companies Act of South Africa and cancelled the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd increased from 74.8% to 81.0% after completion of the repurchase and cancellation.

On January 31, 2026, Cartrack New Zealand Ltd issued new shares for subscription by Karooooo Management Company Pte. Ltd. As a result, the group’s effective shareholding in Cartrack New Zealand Ltd has increased from 51% to 66%.

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

In addition to the information disclosed in Notes 11, 12 and 18 in the financial statements, the following transactions took place between the Group and related parties which does not include any holding companies or associates and joint venture, at the terms agreed between parties:

28.1 Transactions with related parties

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Sales to related parties	3,091	27,296	30,730
Purchases from related parties	(45,263)	(146,871)	(137,107)
Rent paid to related parties	(9,483)	(8,727)	(8,468)

28.2 Balances with related parties

	Year ended February 28
Figures in Rand thousands	2026	2025

Amount due from related parties	307	542
Amount due to related parties	(2,405)	(3,686)
Loan due from related parties	28,700	28,700
Loan due to related parties	(85)	(138)

28.3 Key management compensation short term employee benefits

Key management personnel compensation comprised the following:

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Short-term employee benefits	18,536	18,285	18,094
Post-employment benefits	480	456	430
	19,016	18,741	18,524

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

There has been no change in credit risk estimation techniques since the last financial year. The carrying amounts of financial assets represent the maximum credit exposure. Expected credit losses on financial assets recognized in profit or loss were as follows:

	Year ended February 28/29
Figures in Rand thousands	2026	2025	2024

Expected credit loss provision on trade receivables arising from contracts with customers	124,532	114,555	109,422

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the country in which the customer operates. The Group’s trade receivables concentration is consistent with concentration of revenue as disclosed in Note 19.

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

The following table provides information about the expected credit loss rate for trade receivables by ageing category:

Figures in Rand thousands	Expected credit loss rate	Gross carrying amount	Impairment loss allowance

At February 28, 2026
Since invoicing	13%	134,740	17,021
1 month since invoicing date	9%	141,612	12,552
2 months since invoicing date	25%	43,868	11,013
3 months since invoicing date	57%	414,927	235,065
Total	37%	735,147	275,651

At February 28, 2025
Since invoicing	6%	229,073	13,546
1 month since invoicing date	12%	82,721	10,302
2 months since invoicing date	23%	38,484	8,998
3 months since invoicing date	55%	322,461	178,060
Total	31%	672,739	210,906

Cash and cash equivalents

The Group held cash and cash equivalents of ZAR 621.2 million as at February 28, 2026 (2025: ZAR 643.3 million) and short term deposits amounting to ZAR 532.7 million as at February 28, 2026 (2025: ZAR 399.5 million). The amounts are held with major banks and financial institutions which are rated and regulated in each country. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. None of the bank’s holding deposits show financial strain. Impairment on cash and cash equivalents at bank and short term deposits has been measured on a 12-month expected loss and reflect the short maturity of the exposures. The Group considers that its cash and cash equivalents at bank and short term deposits have low credit risk and the amount of the allowance to be insignificant.

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

Figures in Rand thousands	Less than 1 year	2 years	3 years	4 years	5 years or more	Total

At February 28, 2026
Term loans	83,386	79,288	75,643	72,243	313,232	623,792
Lease obligations	141,305	113,304	61,317	9,218	1,263	326,407
Trade and other payables	522,978	-	-	-	-	522,978
Loan from a related party	85	-	-	-	-	85
Bank overdraft	407,668	-	-	-	-	407,668

At February 28, 2025
Term loans	306,556	6,355	6,355	6,289	16,414	341,969
Lease obligations	84,398	69,922	46,061	16,821	788	217,990
Trade and other payables	414,147	-	-	-	-	414,147
Loan from a related party	138	-	-	-	-	138
Bank overdraft	205,299	-	-	-	-	205,299

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

The Group does not apply hedge accounting.

Exposure to currency risk

The summarized quantitative data about the Group’s exposure to currency risk of the Group is as follows:

Figures in Rand thousands	USD	EUR	SGD

At February 28, 2026
Trade and other receivables	33,769	41,124	33,811
Cash and cash equivalents	904,290	16,928	11,501
Trade and other payables	(3,383)	(45,497)	(23,301)
	934,676	12,555	22,011

At February 28, 2025
Trade and other receivables	55,354	34,535	50,212
Cash and cash equivalents	825,778	16,614	16,561
Trade and other payables	(4,334)	(36,366)	(34,472)
	876,798	14,783	32,301

Sensitivity analysis

A strengthening/weakening of the ZAR against the USD, EUR and SGD, at year-end would have impacted the measurement of financial instruments denominated in a foreign currency, equity and profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant. A factor change of 10% has been applied to the exchange rates.

Figures in Rand thousands	Strengthening of ZAR	Weakening of ZAR

February 28, 2026
USD	(93,468)	93,468
EUR	(1,626)	1,626
SGD	(2,201)	2,201
	(97,295)	97,295

February 28, 2025
USD	(87,680)	87,680
EUR	(1,478)	1,478
SGD	(3,230)	3,230
	(92,388)	92,388

29.2 (d) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk relates primarily to the Group’s loan obligations with variable interest rates as follow:

●	The term loan granted by Standard Bank of South Africa Limited in June 2024 bears interest at a rate equivalent to the prime rate less 1.75%.

●	The term loan with Banco Comercial Português, S.A attracts interest at a rate of 0.75% p.a plus 6-months EURIBOR.

●	The bank overdraft facility with Capitec Bank Limited, previously Mercantile Bank (“Capitec Bank”) attracts interest at Capitec Bank’s prime lending rate, which as at the date of this annual report was 10.50% p.a.

●	The working capital facility with The Standard Bank of South Africa Limited (“Standard Bank”), attracts interest at Standard Bank’s prime lending rate minus 1%, which as at the date of this annual report was 9.50% p.a.

No financial instruments were entered into to mitigate the risk of interest rate movements.

Interest rate sensitivity

The following table illustrates the effects on Group’s earnings and equity, all other factors remaining constant. A factor of 1% has been applied to the interest rates:

	As of February 28
Figures in Rand thousands	2026	2025

Effect on profit before tax (1% increase)	(8,554)	(5,203)
Effect on profit before tax (1% decrease)	8,554	5,203

30. ANALYSIS OF ASSETS AND LIABILITIES BY FINANCIAL INSTRUMENT CLASSIFICATION

The following table shows the carrying amounts and classification of financial assets and financial liabilities. The carrying amounts approximate their fair values.

		As of February 28
Figures in Rand thousands	Notes	2026	2025

Financial assets (at amortized cost)
Loan to a related party	12	28,700	28,700
Trade and other receivables (exclude prepayments and other taxes)	11	511,611	538,186
Cash and cash equivalents	13	1,153,874	1,042,882
		1,694,185	1,609,768

Financial liabilities (at amortized cost)
Loan from a related party	12	85	138
Trade and other payables (exclude other taxes)	18	522,978	414,147
Term loans	15	448,652	314,953
Bank overdraft	13	407,668	205,299
		1,379,383	934,537

31. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value hierarchy

The Group categorizes fair value measurement using a fair value hierarchy that is dependent on the valuation inputs used as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Unobservable inputs for the asset or liability

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets and liabilities not measured at fair value, for which fair value is disclosed

As of February 28, 2026, the fair value of loan to a related party as disclosed in the table below is based on significant unobservable inputs (Level 3) and have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

	As of February 28, 2026
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

	Year ended February 28/29
	2026	2025	2024
Basic earnings
Profit attributable to ordinary shareholder of Karooooo (ZAR ’000)	993,920	921,031	738,191

Weighted average number of ordinary shares issued	30,893,300	30,894,805	30,948,470

Basic and diluted earnings per share (ZAR)	32.17	29.81	23.85

Diluted earnings per share

There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share.

33. FUNDING FACILITIES

Bank overdraft and overdraft facilities

In March 2020, Cartrack Proprietary Limited entered into an unsecured short-term overdraft and other facilities with Capitec Bank Limited, previously Mercantile Bank (“Capitec Bank”), pursuant to a Short-Term Facility Letter, as amended and supplemented from time to time (the “Overdraft Facility”). Pursuant to the most recent Addendum to the Short-Term Facility Letter, dated June 23, 2025, the Overdraft Facility was increased to ZAR 300.0 million. Amounts due under the Overdraft Facility bear interest at Capitec Bank’s prime lending rate, which as at the date of this annual report was 10.50%. Subject to completion of the annual review, Capitec Bank has approved the extension of the expiry date to June 30, 2026.

In August 2025, Cartrack Proprietary Limited entered into an unsecured short-term working capital and other facilities with The Standard Bank of South Africa Limited (“Standard Bank”), pursuant to a Short-Term Facility Letter, as amended and supplemented from time to time (the “Working Capital Facility”). The Working Capital Facility amounts to ZAR 300.0 million. Amounts due under the Working Capital Facility bear interest at Standard Bank’s prime lending rate minus 1%, which as at the date of this annual report was 9.50%.

As of February 28, 2026, ZAR 407.7 million (2025: ZAR 205.3 million) of the facilities had been utilized.

34. COMMITMENTS

Other than the lease commitments disclosed in Note 16, as at February 28, 2026 and 2025, the Group has no outstanding commitments for capital expenditure.

35. SUBSEQUENT EVENTS

There were no material events subsequent to the end of the financial year that require disclosure or adjustment.